Form 20-F
period 2017-06-30
Immuron Ltd
filed 2017-11-02
CIK 1660046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.................

Commission file number 000-38104

IMMURON LIMITED

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia 3053

(Address of principal executive offices)

Dr Jerry Kanellos, Interim Chief Executive Officer

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia 3053

+61 (0)3 9824 5254 (phone) ; +61 (0)3 9822 7735 (fax)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing forty Ordinary Shares Warrants (expiring June 2022)	NASDAQ Capital Market NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2017…………………..130,041,417

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐ [not applicable]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Emerging growth company ☒	Non-accelerated filer ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

INTRODUCTION

We are a clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of immunomodulator polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer targeted delivery within the gastrointestinal (GI) track but do not cross into the bloodstream, potentially leading to much improved safety and tolerability, without sacrificing efficacy. We believe that our two lead immunomodulator product candidates, IMM-124E and IMM-529, have the potential to transform the existing treatment paradigms for (Non Alcoholic Steatohepatitis) (“NASH”) and for Clostridium difficile (“C. difficile”), respectively. We also market an over-the-counter (OTC) product, Travelan, that is the only product approved as a preventative to Traveler’s Diarrhea. Travelan is also based on the same technology. We recently began to market Protectyn, a health product targeting LPS bacteria in the gut to prevent gut dysbiosis, improve bacterial clearance, reduce chronic inflammation and improve immune function. The safety profile of our compounds, which have a Generally Regarded as Safe (“GRAS”) status, enables us to commercialize our platform-derived products through a range of regulatory pathways, including prescriptions (Rx), medical foods, OTC medicines and dietary supplements.

Our American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) and warrants (each, a “Warrant”) are listed on the NASDAQ Capital Market under the symbols “IMRN” and “IMRNW”, respectively. Each ADS represents forty (40) of our ordinary shares. Each Warrant has a per ADS exercise price of US$10.00, and expires five years from the date of issuance. Our ordinary shares are also listed on the Australian Securities Exchange under the symbol “IMC.”

Our consolidated financial statements appearing in this annual report are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this annual report comply with the IFRS.

In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States, and all references to “Australian dollars”, “A$” or “AUD$” are to the currency of Australia. Unless otherwise indicated or the context implies otherwise, all references to “we,” “us,” or “ our” refers to Immuron Limited, an Australian corporation.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information-Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB.

The following selected consolidated statement of operations data for the fiscal years ended June 30, 2017, 2016 and 2015 and the selected consolidated balance sheet data as of June 30, 2017 and 2016, have been derived from our audited consolidated financial statements included elsewhere in this annual report. Selected consolidated balance sheet data as of June 30, 2015 has been derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:

	For the year ended June 30,
	2017 AUD$	2016 AUD$	2015 AUD$
Consolidated Statement of Profit or Loss and Other Comprehensive Income Data:
Revenue:
Operating Revenue	1,396,197	1,001,077	1,002,380
Total Operating Revenue	1,396,197	1,001,077	1,002,380
Cost of Goods Sold	(337,546)	(301,435)	(316,128)
Gross Profit	1,058,651	699,642	686,252
Sales and Marketing Costs	(407,751)	(133,781)	(76,794)
Freight Costs	(135,377)	(134,967)	(116,379)
Total Gross Profit less Direct Selling Costs	515,523	430,894	493,079

Other Income	1,614,373	1,539,015	1,591,021

Expenses:
Consulting, Employee and Director	(1,689,521)	(2,840,037)	(728,140)
Corporate Administration	(1,381,809)	(1,320,570)	(557,422)
Depreciation	(4,922)	(3,892)	(3,719)
Finance Costs	(24,483)	(341,600)	—
Impairment of Inventory	(136,494)	(4,176)	(35,340)
Marketing and Promotion	(789,608)	(487,591)	(304,687)
Research and Development	(4,630,674)	(3,623,961)	(3,018,294)
Travel and Entertainment	(276,539)	(416,849)	(128,318)
Loss before income tax	(6,804,154)	(7,068,767)	(2,691,820)
Income tax expense	—	—	—
Loss for the period	(6,804,154)	(7,068,767)	(2,691,820)
Other Comprehensive Income / (Loss)	40,017	8,846	(12,581)
Total Comprehensive Loss for the Period	(6,764,137)	(7,059,921)	(2,704,401)

Loss per share, basic and diluted (in cents per share)	$6.400	$9.248	$3.592
Weighted-average number of shares outstanding, basic and diluted	105,866,110	76,435,993	74,935,902

	As of June 30,
	2017 AUD$	2016 AUD$	2015 AUD$

Consolidated Statement of Financial Position Data:
Cash and cash equivalents	3,994,924	2,290,639	3,116,074
Total current assets	8,267,654	8,809,421	5,998,898
Total assets	8,286,491	8,827,484	6,018,412
Total current liabilities	1,711,565	3,886,921	1,207,810
Total liabilities	1,711,565	3,886,921	1,207,810
Total equity	6,574,926	4,940,563	4,810,602

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on rates published by the Reserve Bank of Australia (RBA). Each period end rate is the average ask price for the day. The average rate is the average of all the ask prices for the given time period. The high rate is the highest bid rate for the given time period. The low rate is the lowest bid rate for the given time period. We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the U.S.

Year Ended June 30,	At Period End	Average Rate	High	Low
2013	0.9275	1.0271	1.0593	0.9202
2014	0.9420	0.9187	0.9672	0.8716
2015	0.7680	0.8382	0.9452	0.7590
2016	0.7426	0.7283	0.7812	0.6867
2017	0.7692	0.7545	0.7724	0.7202

Month	High	Low
April 2017	0.7602	0.7475
May 2017	0.7539	0.7352
June 2017	0.7692	0.7390
July 2017	0.8046	0.7585
August 2017	0.8011	0.7842
September 2017	0.8121	0.7813

The exchange rate on October 31, 2017 was US$0.7656 = A$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our American Depositary Shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our American Depositary Shares. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the daily price of our depositary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Financial Condition

As a company predominantly focused on the research and development activities of our existing patent portfolio pipeline we have incurred operating losses; we expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred losses in every period since we began operations in 1994 and we have reported net losses of A$6,804,154, A$7,068,767 and, A$2,691,820 during the fiscal years ended June 30, 2017, 2016 and 2015, respectively. As of June 30, 2017, our accumulated deficit was A$49,528,486. We are budgeting to continue to incur additional operating losses for the next several years as we expand our research and development activities in fatty-liver diseases, commence new trials for our product candidate IMM-529 for C. difficile, and potential other assets/indications. We may never be able to achieve or maintain profitability.

Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

●	the continued progress of our research and development programs;
●	the timing, scope, results and costs of pre-clinical studies and clinical trials;
●	the cost, timing and outcome of regulatory submissions and approvals;
●	determinations as to the commercial potential of our product candidates;
●	spending on our marketed assets;
●	our ability to successfully expand our contract manufacturing services;
●	our ability to establish and maintain collaborative arrangements; and
●	the status and timing of competitive developments.

As of June 30, 2017, our cash and cash equivalents were A$3,994,924. Developing prescription products is expensive and we will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

We have never generated any revenue from prescription product sales and this area of our business may never be profitable.

Our ability to generate significant revenue from prescription products and achieve profitability depends on our ability to, alone or with strategic collaboration partners, successfully complete the development of and obtain the regulatory approvals for our prescription product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialize any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. Currently, we do not expect any milestone payments from our collaborative partners to be significant in the foreseeable future however we are actively pursuing potential partner collaboration. In addition, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever.

Our ability to generate future revenues from commercializing our intellectual property (IP) assets depends heavily on our success in:

●	establishing proof of concept in preclinical studies and clinical trials for our product candidates;
●	successfully completing clinical trials of our product candidates;
●	obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;
●	maintaining, protecting and expanding our intellectual property portfolio, and avoiding infringing on intellectual property of third parties;
●	establishing and maintaining successful licenses, collaborations and alliances with third parties;
●	developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates;
●	establishing and maintaining supply and manufacturing relationships with third parties that can provide products and services adequate, in amount and quality, to support clinical development and commercialization of our product candidates, if approved;
●	launching and commercializing any product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;
●	obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options;
●	obtaining favorable coverage and reimbursement rates for our products from third-party payors;
●	addressing any competing technological and market developments;
●	identifying and validating new product candidates; and
●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter.

The process of developing product candidates for fatty-liver and anti-infective conditions contains a number of inherent risks and uncertainties, including clinical and regulatory risks.

Even if one or more of our product candidates is approved for commercial sale, we may incur significant costs associated with commercializing any approved product candidate. As one example, our expenses could increase beyond expectations if we are required by the Food and Drug Administration, or FDA, or other regulatory agencies, domestic or foreign, to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We are a development stage company and our success is uncertain.

We are a clinical development stage company and our pharmaceutical products are designed to treat a range of anti-inflammatory and anti-infectives. Other than our Travelan and Protectyn products, we have not sufficiently advanced the development of any of our products, including our current lead product candidate, IMM-124E, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

We receive Australian government research and development income tax concession refunds. If our research and development expenditures are not deemed to be eligible for the refund, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received, and expect to continue to receive, refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures by small to medium size Australian entities during the year ended June 30, 2017, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss.

The Research and Development Tax Incentive refunds are made by the Australian federal government for eligible research and development purposes based on the filing of an annual application and subsequent income tax returns for the fiscal year. We recognized Research and Development Tax Concession Incentive refunds in the fiscal years ended June 30, 2016, June 30, 2015 of A$1,512,840, A$1,478,581, respectively, and we have recognized - A$1,575,315 for the fiscal year ended June 30, 2017, that includes an estimate of the receipt for the claim yet to be filed.

These refunds are available to fund our company’s ongoing activities including our research and development activities in Australia, as well as activities in Europe, the U.S. and Israel to the extent such overseas-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. To the extent our research and development expenditures are deemed to be “ineligible,” then our refunds would decrease. In addition, the Australian government may in the future modify the requirements of, or reduce the amounts or percentage claimable in turn reducing the refunds available under the Research and Development Tax Incentive program, or discontinue the incentive program entirely. Any such change in the Research and Development Tax Incentive program would have a negative effect on our future cash flows and our potential associated future expenditures.

Risks Related to Our Business

We are faced with uncertainties related to our research.

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict whether any of the drugs designed for these programs will prove to be safe, effective, and suitable for human use. Each drug will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or to the lead compound or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, lead therapy or product candidate. Any delay in obtaining or failure to obtain required approvals could materially and adversely affect our ability to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact the price of the ADS. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

Clinical trials are expensive and time consuming, and their outcome is uncertain.

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive preclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Even if we obtain positive results from preclinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology. The failure of clinical trials to demonstrate safety and efficacy for a particular desired indication could harm development of that product candidate for other indications as well as other product candidates.

We expect to commence new clinical trials from time to time in the course of our business as our product development work continues. Any change in, or termination of, our clinical trials could materially harm our business, financial condition and results of operations.

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not meet our deadlines or otherwise conduct the studies as required, we may be delayed in progressing, or ultimately may not be able to progress, product candidates to clinical trials, our clinical development programs could be delayed or unsuccessful, and we may not be able to commercialize or obtain regulatory approval for our product candidates when expected, or at all.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We are dependent on third parties to conduct the clinical trials for IMM-124E and IMM-529, and preclinical studies for our other product candidates, and therefore the timing of the initiation and completion of these trials and studies is reliant on third parties and may occur at times substantially different from our estimates or expectations.

If we cannot contract with acceptable third parties on commercially reasonable terms, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed or discontinued.

We may experience delays in one or any of our clinical trial program that could have an adverse effect on our business and operations, and future commercialization opportunities of our clinical pipeline.

To the extend we do our best to plan and mitigate against known risk aspects of our clinical trial programs, we do not know with any certainty whether the planned clinical trials will begin on time, whether we will complete any of our clinical trials on schedule, or at all, or within the forecasted budget. Our ability to commence and complete clinical trials may be delayed by many factors, including, but not limited to:

●	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;
●	slower than expected patient enrollment;
●	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;
●	unforeseen safety issues; or
●	lack of efficacy or unacceptable toxicity during the clinical trials or non-clinical studies.

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of the clinical trials. Moreover, we rely on third parties such as clinical research organizations to assist us in clinical trial management functions including; clinical trial database management, statistical analyses, site management and monitoring. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

 If we experience delays in testing, the grain the receipt of necessary approvals, or if we need to perform more, larger or more complex clinical trials than planned, our product development costs may increase. Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations.

We may not be successful in obtaining or maintaining other rights necessary for the development of our pipeline through acquisitions and in-licenses.

Our product candidates may require specific formulations to work effectively, and efficiently, and rights to such formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify on terms that we find acceptable, or at all. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

For example, we sometimes collaborate with U.S. and foreign academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such right of first negotiation for intellectual property, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights, our business, financial condition and prospects for growth could suffer.

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials.

Our reliance upon research institutions, including public and private hospitals and clinics, provides us with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to secure, maintain, or quickly replace the research institution with another qualified institution on acceptable terms.

We grant licenses to our collaborators to use our hyper-immune colostrum technology exclusively for the development of product candidates for certain conditions.

We may out-license to our collaborators the right to use our hyper-immune colostrum technology for the development of product candidates for certain conditions, so long as our collaborators comply with certain requirements. That means that once our technology is licensed to a collaborator for a specified condition, we are generally prohibited from developing product candidates for that condition and from licensing to any third party for that condition. The limitations imposed by these exclusive licenses could prevent us from expanding our business and increasing our development of product candidates with new collaborators, both of which could adversely affect our business and results of operations.

We may not be able to complete the development of IMM-124E, IMM-529 or develop other pharmaceutical products.

We may not be able to progress with the development of our current, or any future, pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates. The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. The products we develop may not be able to penetrate the potential market for a particular therapy, or indication, or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when the development of IMM-124E, IMM-529 or any future pharmaceutical product will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

We may need to prioritize the development of our most promising candidates at the expense of the development of other products.

We may need to prioritize the allocation of development resources and/or funds towards what we believe to be our most promising product or products. The nature of the drug development process is such that there is a constant availability of new information and data which could positively or adversely affect any of our products in development. We cannot predict how such new information and data may impact in the future the prioritization of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel, including Dr. Jerry Kanellos (PhD) who is currently our Interim Chief Executive Officer and Chief Operating and Scientific Officer, and Dr. Dan Peres (MD), our Medical Director, together with a number of their support staff. The loss of the services from Dr. Kanellos and/or Dr. Peres could negatively affect our business.

Competition among biotechnology and pharmaceutical companies for qualified employees is intense, including competition from larger companies with greater resources, and we may not be able to continue to attract and retain qualified management, technical and scientific personnel critical to our success. Our success is highly dependent on our ability to develop and maintain important relationships with leading academic institutions and scientists who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations.

Our current or future products may not achieve market acceptance even if they are approved by regulatory authorities. The degree of market acceptance of such products will depend on a number of factors, including:

●	the receipt and timing of regulatory approvals for the uses that we are studying;
●	the establishment and demonstration to the medical community of the safety, clinical efficacy or cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

●	the pricing and reimbursement policies of governments and third-party payors.

Physicians, patients, third-party payors or others in the medical community may not be receptive to our product candidates, and we may not generate any future revenue from the sale or licensing of our product candidates.

Even if we obtain approval for a product candidate, we may not generate or sustain revenue from sales of the product if the product cannot be sold at a competitive cost or if it fails to achieve market acceptance by physicians, patients, third-party payors or others in the medical community. These market participants may be hesitant to adopt a novel treatment based on hyper-immune colostrum technology, and we may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any product candidates developed by us or our existing or future collaborators. Market acceptance of our product candidates will depend on, among other factors:

●	the safety and efficacy of our product candidates;
●	our ability to offer our products for sale at competitive prices;
●	the relative convenience and ease of administration of our product candidates;
●	the prevalence and severity of any adverse side effects associated with our product candidates;
●	the terms of any approvals and the countries in which approvals are obtained;
●	limitations or warnings contained in any labeling approved by the FDA or comparable foreign regulatory authorities;
●	conditions upon the approval imposed by FDA or comparable foreign regulatory authorities, including, but not limited to a Risk Evaluation and Mitigation Strategy (“REMS”);
●	the willingness of patients to try new treatments and of physicians to prescribe these treatments;
●	the availability of government and other third-party payor coverage and adequate reimbursement; and
●	availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments.

Additional risks apply in relation to any disease indications we pursue which are classified as rare diseases and allow for orphan drug designation by regulatory agencies in major commercial markets, such as the U.S. or European Union. If pricing is not approved or accepted in the market at an appropriate level for any approved product for which we pursue and receive an orphan drug designation, such product may not generate enough revenue to offset costs of development, manufacturing, marketing and commercialization despite any benefits received from the orphan drug designation, such as market exclusivity, for a period of time. Orphan exclusivity could temporarily delay or block approval of one of our products if a competitor obtains orphan drug designation for its product first. However, even if we obtain orphan exclusivity for one of our products upon approval, our exclusivity may not block the subsequent approval of a competitive product that is shown to be clinically superior to our product.

Market size is also a variable in disease indications not classified as rare. Our estimates regarding potential market size for any indication may be materially different from what we discover to exist at the time we commence commercialization, if any, for a product, which could result in significant changes in our business plan and have a material adverse effect on our business, financial condition, results of operations and prospects.

We face competition from entities that have developed or may develop product candidates for our target disease indications, including companies developing novel treatments and technology platforms based on modalities and technology similar to ours. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize product candidates may be compromised.

The development and commercialization of pharmaceutical products is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors have developed, are developing or could develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community, patients and third-party payors, and any new treatments that enter the market.

We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are developing, and may in the future try to develop, product candidates. We are aware of multiple companies that are working in the field of fatty-liver diseases and C. difficile therapeutics, including Intercept, Gilead, Genfit, Tobira, Galmed which are all developing therapeutics for fatty-liver diseases and Seres, Synthetic Biotechnology and Assembly Biotechnology for C. difficile.

We have limited large scale manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

While we have extensive experience in producing therapeutic colostrum, we may not be able to manufacture sufficient quantities of our product candidates in a cost-effective or timely manner. Manufacturing includes the production, formulation and stability testing of an active pharmaceutical ingredient and its formulation into pharmaceutical products, such as capsules or tablets. Any delays in production would delay our pre-clinical and human clinical trials, which could adversely affect our business, financial condition and operations.

We may be required to enter into contracting arrangements with third parties to manufacture our product candidates for large-scale, pre-clinical and/or clinical trials. We may not be able to make the transition from laboratory-scale to development-scale or from development-scale to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

If we are not able to obtain an acceptable purity for any product candidate or an acceptable product specification, pre-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations. This may adversely impact the cost of goods or feasibility of market scale.

Our product candidates and the process for administering our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any potential marketing approval.

Treatment with our product candidates may produce undesirable side effects or adverse reactions or events. If any such adverse events occur, our clinical trials could be suspended or discontinued and the FDA or comparable foreign regulatory authorities could order us to cease further development or deny approval of our product candidates for any or all targeted indications. The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial. If we elect or are required to delay, suspend or discontinue any clinical trial of any of our product candidates, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, financial condition and prospects significantly.

We currently depend upon a sole manufacturer of our lead compound and on a sole manufacturer to produce finished drug products and could incur significant costs and delays if we are unable to promptly find a replacement for either of them.

At this time, we are relying on a single manufacturer to develop Good Manufacturing Practice (GMP), processes for our lead compound. Our lead compound, IMM-124E, is manufactured by Synlait Milk Limited based in New Zealand. This manufacturer enables efficient large scale manufacture of colostrum to provide drug substance for our current and prospective trials in fatty-liver patients. We also rely on contract manufacturers such as Catalent Australia, to produce all of our marketed products and Pharmaceutical Packaging Professionals and Australian Blister Sealing to package our investigational drug products. We are actively seeking additional and back-up manufacturers but may be unsuccessful in our efforts, or may incur material additional costs and substantial delays.

The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

We currently have limited experience in the marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional resources and, will need to hire sales and marketing personnel which will require additional capital. Qualified personnel may not be available in adequate numbers or at a reasonable cost. Furthermore, our sales staff may not achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We may not be able to enter into marketing arrangements with any marketing partner, or if such arrangements are established, our marketing partners may not be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more effectively. Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our future business may suffer.

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the U.S. and elsewhere. The adoption of any such legislative or regulatory proposals could adversely affect our business and prospects.

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the U.S. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

We may be exposed to product liability claims, which could harm our business.

The testing, marketing, and sale of human health care products also entail the inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. We have historically obtained no fault compensation insurance for our clinical trials and will continue to obtain similar coverage for all future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim. We may not be able to obtain product liability insurance in the event of the commercialization of a product or such insurance may not be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. Such an event may result in our inability, or the inability of our partners, to operate the research and development facilities, which even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

To date, we have not had any such occurrence of cyber-attacks to our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access or other cyber incidents, individually or in the aggregate, however, should this occur in the future, it may result in a material impact to our operations or financial condition.

We expect to expand our drug development, regulatory and business development capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of drug development, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a materially adverse effect on our business.

Preliminary positive results from the clinical trial of our leading product candidate, IMM-124E, are not necessarily predictive of the final results of the trial, and positive results from preclinical studies of our product candidates are not necessarily predictive of the results of our planned clinical trials of our product candidates.

In 2012, 10 biopsy-proven NASH patients were dosed for 30 days with IMM-124E in a Phase 1 study aimed to assess the safety of IMM-124E in NASH patients. The preliminary results from this trial are not necessarily predictive of the final results of the trial. The biological effect observed in this trial has been observed in only those 10 patients, is not statistically significant and might not be observed in any other patients treated with IMM-124E.

In addition, positive results in preclinical proof-of-concept and animal studies of our product candidates may not result in positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be negatively impacted.

Our future prospects may also be dependent on our or our collaborators’ ability to successfully develop a pipeline of additional product candidates, and we and our collaborators may not be successful in efforts to use our platform technologies to identify or discover additional product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our platform technology. We only have two product candidates currently in clinical development, IMM-124E and IMM-529.

Our other product candidates derived from our platform technology may not successfully complete IND-enabling studies, and our research programs may fail to identify other potential product candidates for clinical development for a number of reasons. Our and our collaborators’ research methodology may be unsuccessful in identifying potential product candidates, our potential product candidates may not demonstrate the necessary preclinical outcomes to progress to clinical studies, or our product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

If any of these events occur, we may be forced to discontinue our development efforts for a program or programs. Research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

We may not be able to obtain orphan drug exclusivity for some of our product candidates.

Of our current product candidates, the only one designed for treatment of an indication that would likely qualify for rare disease status is IMM-529 for the treatment of recurrent C. difficile. Regulatory authorities in some jurisdictions, including the U.S. and the European Union, may designate drugs or biological products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the U.S. The FDA may also designate a product as an orphan drug if it is intended to treat a disease or condition of more than 200,000 individuals in the U.S. and there is no reasonable expectation that the cost of developing and making a drug or biological product available in the U.S. for this type of disease or condition will be recovered from sales of the product candidate. Under the European Union orphan drug legislation, a rare disease or condition means a disease or condition which affects not more than five in ten thousand persons in the European Union at the time of the orphan drug designation application.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for that time period. During the marketing exclusivity period, in the European Union, the European Medicines Agency, or the EMA, is precluded from approving a similar drug with an identical therapeutic indication. The applicable period is seven years in the U.S. and ten years in the European Union. The European Union exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition, and the same drug could be approved for a different condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug, made by a competitor, for the same condition if the FDA concludes that the competitive product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, the EMA can approve a competitive product if the orphan drug no longer meets the criteria for orphan designation (including sufficient profitability), if the competitive product is safer, more effective or otherwise clinically superior, or if the orphan drug cannot be supplied in sufficient quantities.

We have not entered into agreements with any third-party manufacturers to support commercialization of our pharmaceutical product candidates. Additionally, no manufacturers have experience producing our product candidates at commercial levels, and any manufacturer that we work with may not achieve the necessary regulatory approvals or produce our product candidates at the quality, quantities, locations and timing needed to support commercialization.

We have not yet secured manufacturing capabilities for commercial quantities of our product candidates or established facilities in the desired locations to support commercialization of our product candidates. We intend to rely on third-party manufacturers for commercialization, and currently we have only entered into agreements with such manufacturers to support our clinical trials for IMM-124E. We may be unable to negotiate agreements with third-party manufacturers to support our commercialization activities on commercially reasonable terms.

We may encounter technical or scientific issues related to manufacturing or development that we may be unable to resolve in a timely manner or with available funds. Currently, we do not have the capacity to manufacture our product candidates on a commercial scale. In addition, our product candidates are novel, and no manufacturer currently has experience producing our product candidates on a large scale. If we are unable to engage manufacturing partners to produce our product candidates on a larger scale on reasonable terms, our commercialization efforts will be harmed.

Even if we timely develop a manufacturing process and successfully transfer it to the third-party manufacturers of our product candidates, if such third-party manufacturers are unable to produce the necessary quantities of our product candidates, or do so in compliance with cGMP or with pertinent foreign regulatory requirements, and within our planned time frame and cost parameters, the development and sales of our product candidates, if approved, may be impaired.

Risks Related to Government Regulation

If we do not obtain the necessary governmental approvals, we will be unable to commercialize our pharmaceutical products.

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example, in Australia, principally the Therapeutics Goods Administration (TGA), the FDA in the U.S.; the Medicines and Healthcare products Regulatory Agency, (MHRA) in the United Kingdom; the Medical Products Agency (MPA) in Sweden; and the European Medicines Agency (EMA) in Europe. These regulatory processes can take many years and require the expenditure of substantial resources. Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications. Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

We will not be able to commercialize any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. Even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for fatty-liver disease, C. difficile or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

Even if we obtain regulatory approval for a product candidate, our products may remain subject to regulatory scrutiny.

Even if we obtain regulatory approval in a jurisdiction, the regulatory authority may still impose significant restrictions on the indicated uses or marketing of our product candidates, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the holder of an approved biologics license application (BLA) is obligated to monitor and report to the FDA adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable foreign, federal and state laws.

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

●	issue a warning letter asserting that we are in violation of the law;
●	seek an injunction or impose civil or criminal penalties or monetary fines;
●	suspend or withdraw regulatory approval;
●	suspend any ongoing clinical trials;
●	refuse to permit government reimbursement of our product by government-sponsored third-party payors;
●	refuse to approve a pending BLA or supplements to a BLA submitted by us for other indications or new product candidates;
●	seize our product; or
●	refuse to allow us to enter into or continue supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenues.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry.

The Trump Administration and the U.S. Congress may seek to take further action regarding the ACA, including, but not limited to, repeal or replacement. Additionally, all or a portion of the ACA and related subsequent legislation may be modified, repealed or otherwise invalidated through judicial challenge, which could result in lower numbers of insured individuals, reduced coverage for insured individuals and adversely affect our results of operations.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit reimbursement for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program.

 If we obtain FDA approval for any of our product candidates and begin commercializing those products in the U.S., our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. Additional legislation or regulation, if any, relating to safety or other aspects of drug development may be enacted in the future, which could have an adverse effect on our business.

Our product candidates are based on our hyper-immune colostrum technology. Currently, no prescription product candidates utilizing our technology have been approved for commercial sale and our approach to the development of our technology may not result in safe, effective or marketable products.

We have concentrated our product research and development efforts on our hyper-immune colostrum technology, and our future success depends on successful clinical development of this technology. We plan to develop a pipeline of product candidates using our technology and deliver therapeutics for a number of chronic and life-threatening conditions, including fatty-liver diseases and C. difficile Infections (CDI).

The scientific research that forms the basis of our efforts to develop product candidates is based on the pre-clinical and clinical data in conditions such as Traveler’s Diarrhea, NASH and C. difficile, and the identification, optimization and delivery of hyper-immune colostrum-based product candidates is relatively new. The scientific evidence to support the feasibility of successfully developing therapeutic treatments based on our technology is preliminary and limited. There can be no assurance that any development and technical problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may be unable to reach agreement on favorable terms, or at all, with providers of vectors needed to optimize delivery of our product candidates to target disease cells and we may also experience unanticipated problems or delays in expanding our manufacturing capacity or transferring our manufacturing process to commercial partners, any of which may prevent us from completing our clinical trials or commercializing our products on a timely or profitable basis, if at all.

Only a few product candidates based on our technology have been tested in either animals or humans. We may discover that the applications of IMM-124E and IMM-529 do not possess properties required for a therapeutic benefit, such as the ability to sufficiently suppress the immune system for the period of time required to be approved as a NASH or CDI therapeutic. In addition, application of hyper-immune-based products in humans may result in safety problems. We currently have only limited long-term data, and no conclusive evidence, to suggest that we can effectively produce efficacious therapeutic treatments using our hyper-immune colostrum technology.

We are early in our product development efforts and have only two product candidates in early-stage (Phase I) and mid-stage (Phase II) clinical trials. All of our other current product candidates are still in preclinical development. We have no late-stage clinical trials (post-proof of concept) and may not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of biologics is subject to extensive regulation by the FDA and other regulatory authorities, and these regulations differ from country to country. We do not have any prescription products on the market and are early in our development efforts. We have two product candidates in clinical trials and all of our other product candidates are in preclinical development. All of our current and future product candidates are subject to the risks of failure typical for development of biologics. The development and approval process is expensive and can take many years to complete, and its outcome is inherently uncertain. In addition, the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results.

We have not submitted an application, or received marketing approval, for any of our product candidates and will not submit any applications for marketing approval for several years. We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals for prescription product candidates. To receive approval, we must, among other things, demonstrate with evidence from clinical trials that the product candidate is both safe and effective for each indication for which approval is sought, and failure can occur in any stage of development. Satisfaction of the approval requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We cannot predict if or when we might receive regulatory approvals for any of our product candidates currently under development.

The FDA and foreign regulatory authorities also have substantial discretion in the pharmaceutical product approval process. The numbers, types and sizes of preclinical studies and clinical trials that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, and there may be varying interpretations of data obtained from preclinical studies or clinical trials, any of which may cause delays or limitations in the approval or the decision not to approve an application. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

●	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;
●	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;
●	the results of clinical trials may not meet the level of statistical or clinical significance required by the FDA or comparable foreign regulatory authorities for approval;
●	the patients recruited for a particular clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;
●	the results of clinical trials may not confirm the positive results from earlier preclinical studies or clinical trials;
●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
●	the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of FDA or comparable foreign regulatory authorities to support the submission of a biologics license application, or BLA, or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the U.S. or elsewhere;
●	the FDA or comparable foreign regulatory authorities may only agree to approve a product candidate under conditions that are so restrictive that the product is not commercially viable;
●	regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; or
●	regulatory agencies may change their approval policies or adopt new regulations in a manner rendering our clinical data insufficient for approval.

Any delay in obtaining or failure to obtain required approvals could materially and adversely affect our ability to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact the price of the ADSs. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

We are not permitted to market our product candidates in the U.S. or in other countries until we receive approval of a BLA from the FDA or marketing approval from applicable regulatory authorities outside the U.S. Obtaining approval of a BLA can be a lengthy, expensive and uncertain process. If we fail to obtain FDA approval to market our product candidates, we will be unable to sell our product candidates in the U.S., which will significantly impair our ability to generate any revenues. In addition, failure to comply with FDA and non-U.S. regulatory requirements may, either before or after product approval, if any, subject us to administrative or judicially imposed sanctions, including:

●	restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;
●	restrictions on the products, manufacturers or manufacturing process;
●	warning letters;
●	civil and criminal penalties;
●	injunctions;
●	suspension or withdrawal of regulatory approvals;
●	product seizures, detentions or import bans;
●	voluntary or mandatory product recalls and publicity requirements;
●	total or partial suspension of production;
●	imposition of restrictions on operations, including costly new manufacturing requirements; and
●	refusal to approve pending BLAs or supplements to approved BLAs.

Even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations on the indicated uses for which we may market the product. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us or our collaborators to commence product sales. Any delay in obtaining, or an inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates, generating revenues and achieving and sustaining profitability.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act.

Our business operations may be subject to anti-corruption laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act the FCPA. The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Risks Related to Our Intellectual Property

Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies.

Any future success will depend in large part on whether we can:

●	obtain and maintain patents to protect our own products and technologies;
●	obtain orphan designation for our products and technologies;
●	obtain licenses to the patented technologies of third parties;

●	operate without infringing on the proprietary rights of third parties; and
●	protect our trade secrets, know-how and other confidential information.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Any of the pending or future patent applications filed by us or on our behalf may not be approved, we may not develop additional proprietary products or processes that are patentable, or we may not be able to license any other patentable products or processes.

Our products may be eligible for orphan designation for particular therapeutic indications that are of relatively low prevalence and for which there is no effective treatment. Orphan drug designation affords market exclusivity post marketing authorization for a product for a specified therapeutic utility. The period of orphan protection is dependent on jurisdiction, for example, seven years in the U.S. and ten years in Europe. The opportunity to gain orphan drug designation depends on a variety of requirements specific to each marketing jurisdiction and can include; a showing of improved benefit relative to marketed products, that the mechanism of action of the product would provide plausible benefit and the nature of the unmet medical need within a therapeutic indication. It is uncertain if our products will be able to obtain orphan drug designation for the appropriate indications and in the jurisdictions sought.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation or proceedings, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such litigation or proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. In some of the larger potential market territories, such as the U.S. and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review or by procedural delays before the relevant patent office. However, such an extension may not be granted, or if granted, the applicable time period or the scope of patent protection afforded during any extension period may not be sufficient. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the U.S. and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition and results of operations may be adversely affected.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	Others may be able to make products that are similar to ours but that are not covered by the claims of the patents that we own.
●	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.
●	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.
●	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.
●	It is possible that our pending patent applications will not lead to issued patents.
●	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges.
●	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.
●	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.
●	Compulsory licensing provisions of certain governments to patented technologies that are deemed necessary for the government to access.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents involves both technological complexity and legal complexity and is costly, time-consuming and inherently uncertain. In addition, the America Invents Act was recently enacted in the U.S., resulting in significant changes to the U.S. patent system. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent with regard to the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third-party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

Risks Related to Our Securities

The market price and trading volume of our ADS may be volatile and may be affected by economic conditions beyond our control.

The market price of our ADS may be highly volatile and subject to wide fluctuations. In addition, the trading volume of the ADS may fluctuate and cause significant price variations to occur. If the market price of the ADS declines significantly, you may be unable to resell your ADS at or above the purchase price, if at all. We cannot assure you that the market price of the ADS will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of the ADS or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our operating results;
●	changes in market valuations of similar companies;
●	changes in our key personnel;
●	changes in financial estimates or recommendations by securities analysts;
●	trading prices of our ordinary shares on the ASX;
●	changes in trading volume of ADS on NASDAQ Capital Market, or NASDAQ, and of our ordinary shares on the ASX;
●	sales of the ADS or ordinary shares by us, our executive officers or our shareholders in the future; and
●	conditions in the financial markets or changes in general economic conditions.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADS.

Our ordinary shares are listed on the ASX. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADS. However, the dual listing of our ordinary shares and ADS may dilute the liquidity of these securities in one or both markets and may impair the development of an active trading market for the ADS in the U.S. The trading price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX.

As a foreign private issuer, we are permitted and we expect to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to domestic issuers. This may afford less protection to holders of our ADSs.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. Among other things, as a foreign private issuer we have elected to follow home country practice with regard to, the composition of the board of directors and the audit committee, the financial expert, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. See Item 16G - Corporate Governance.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the U.S. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the U.S.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a U.S. company whose securities are registered under the Exchange Act, nor are we required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We are an emerging growth company as defined in the JOBS Act and the reduced disclosure requirements applicable to emerging growth companies may make the ADS less attractive to investors and, as a result, adversely affect the price of the ADS and result in a less active trading market for the ADS.

We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors for so long as we qualify as an emerging growth company.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADS less attractive because of our reliance on some or all of these exemptions. If investors find the ADS less attractive, it may cause the trading price of the ADS to decline and there may be a less active trading market for the ADS.

We will cease to be an emerging growth company upon the earliest of:

●	the end of the fiscal year in which the fifth anniversary of completion of our IPO occurs;
●	the end of the first fiscal year in which the market value of our ordinary shares held by non-affiliates exceeds A$700 million as of the end of the second quarter of such fiscal year;

●	the end of the first fiscal year in which we have total annual gross revenues of at least A$1 billion; and
●	the date on which we have issued more than A$1 billion in non-convertible debt securities in any rolling three-year period.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate consolidated financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with our second annual report after our IPO, our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

Our first Section 404(a) assessment will take place beginning with our second annual report. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ADS could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ADS may not be able to remain listed on NASDAQ.

Management has identified certain matters involving our internal controls over our financial reporting that are material weaknesses under applicable standards.

In connection with the preparation of our financial statements for the year ended 30 June 2016, material weaknesses were identified in some aspects of our internal control over financial reporting for previous periods. Given these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting. Once identified, we commenced the evaluation of the material weaknesses noted in our internal control over financial reporting specifically surrounding our monitoring controls when assessing certain significant transactions and properly performing certain reviews and monitoring controls in the preparation of the financial statements in accordance with IFRS, as promulgated by the IASB. This resulted in the restatement of our financial statements in prior periods. While we have made improvements to our financial reporting processes surrounding the errors identified in prior fiscal periods, some areas of our financial reporting process require additional improvement. Given these material weaknesses, as described above, management concluded that we did not maintain effective internal control over financial reporting as of 30 June 2017. To address this weakness, we have improved the training of our finance team with respect to the applicable financial reporting requirements and will continue to do so.

Any future failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis, which could result in our inability to satisfy our reporting obligations or result in material misstatements in our financial statements. If our financial statements are not accurate, investors may not have a complete understanding of our operations or may lose confidence in our reported financial information, which could result in a material adverse effect on our business or have a negative effect on the trading price of our ordinary shares and ADSs.

ADS holders may be subject to additional risks related to holding ADS rather than ordinary shares.

ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:

●	As an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the ADR depositary as permitted by the deposit agreement.
●	distributions on the ordinary shares represented by your ADS will be paid to the ADR depositary, and before the ADR depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADR depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
●	We and the ADR depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

You must act through the ADR depositary to exercise your voting rights and, as a result, you may be unable to exercise your voting rights on a timely basis.

As a holder of ADS (and not the ordinary shares underlying your ADSs), we will not treat you as one of our shareholders, and you will not be able to exercise shareholder rights. The ADR depositary will be the holder of the ordinary shares underlying your ADS, and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADS only in accordance with the deposit agreement relating to the ADS. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders’ meetings by mail and will be able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide notice to the ADR depositary of any such shareholders meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date. If we so instruct, the ADR depositary will mail to holders of ADS the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. To exercise their voting rights, ADS holders must then instruct the ADR depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the ADR depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADS for which the ADR depositary fails to receive timely voting instructions will not be voted.

If we are classified as a “passive foreign investment company,” then our U.S. shareholders could suffer adverse tax consequences as a result.

Generally, if, for any taxable year, at least 75% of our gross income is passive income (including our pro rata share of the gross income of our 25% or more owned corporate subsidiaries) or at least 50% of the average quarterly value of our gross assets (including our pro rata share of the gross assets of our 25% or more owned corporate subsidiaries) is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, a U.S. holder of our ordinary shares or ADSs may suffer adverse tax consequences, including having gains recognized on the sale of our ordinary shares or ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares or ADSs by individuals who are U.S. holders, and having interest charges added to their tax on distributions from us and on gains from the sale of our ordinary shares or ADS. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

Our status as a PFIC may also depend, in part, on how quickly we utilize the cash proceeds from our IPO, in our business. Since PFIC status depends on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of our ordinary shares or ADS, which may be volatile, there can be no assurance that we will not be a PFIC for any taxable year. While we expect that we were not a PFIC for our taxable year ended June 30, 2017, no assurance of our PFIC status can be provided for such taxable year or future taxable years. Prospective U.S. investors should discuss the issue of our possible status as a PFIC with their tax advisors.

Currency fluctuations may adversely affect the price of our ordinary shares and ADS.

Our ordinary shares are quoted in Australian dollars on the ASX and the ADS are quoted in U.S. dollars on NASDAQ. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADS. In the past year the Australian dollar has generally weakened against the U.S. dollar. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADS could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

We have never declared or paid dividends on our ordinary shares and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will only occur if our ADS price appreciates.

You may not receive distributions on our ordinary shares represented by the ADS or any value for such distribution if it is illegal or impractical to make them available to holders of ADS.

While we do not anticipate paying any dividends on our ordinary shares in the foreseeable future, if such a dividend is declared, the depositary for the ADS has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADS represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADS. We have no obligation to take any other action to permit the distribution of the ADS, ordinary shares, rights or anything else to holders of the ADS. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADS.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or ADS.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ or ADS holders’ opportunity to sell their ordinary shares or ADSs and may further restrict the ability of our shareholders and ADS holders to obtain a premium from such transactions. See Item 10. – Additional Information “Change of Control”.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the states of the U.S. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. See Item 10 - Additional Information.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia and certain of our directors and officers reside outside the U.S.

We are incorporated in Australia, our directors and officers reside outside the U.S and substantially all of the assets owned by those persons are located outside of the U.S also. As a result, it may be impracticable or at least more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise.

You may be subject to limitations on transfer of the ADSs.

The ADSs are only transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Australian companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Australian companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of an Australian company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. Australian courts are also unlikely to recognize or enforce against us judgments of courts in the U.S. based on certain liability provisions of U.S. securities law and to impose liabilities against us, in original actions brought in Australia, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Australia of judgments obtained in the U.S., although the courts of Australia may recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits, upon being satisfied about all the relevant circumstances in which that judgment was obtained.

Anti-takeover provisions in our Constitution and our right to issue preference shares could make a third-party acquisition of us difficult.

Some provisions of our Constitution may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that only require one-third of our board of directors to be elected annually and authorize our board of directors to issue an unlimited number of shares of capital stock and preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares by amending the Constitution.

ITEM 4.	Information on the Company

A.	History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia in 1994 and have been listed on the Australian Securities Exchange (ASX) since April 30, 1999. Our principal executive office is located at Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053 and our telephone number is +61 (0)3 9824 5254.

We have incurred losses from operations in each year since inception. Our net losses were A$6.8 million, A$7.1 million, and A$2.7 million for the fiscal years ended June 30, 2017, 2016 and 2015, respectively. The majority of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years.

We are a clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of immunomodulator polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer targeted delivery within the gastrointestinal (GI) track but do not cross into the bloodstream, potentially leading to much improved safety and tolerability, without sacrificing efficacy. We believe that our two lead immunomodulator product candidates, IMM-124E and IMM-529, have the potential to transform the existing treatment paradigms for NASH and for C. difficile infections, respectively.

We currently market an OTC product, Travelan, in Australia, Canada and in the U.S., for the prevention of Traveler’s Diarrhea. Travelan has been shown to be 90% effective in the prevention of diarrhea in several E-coli challenge placebo controlled studies. Travelan is based in the same platform as our immudolator product candidates and targets 13 strains of E-coli. Travelan sales for fiscal year 2017 were A$1.40 million. We recently began to market Protectyn, a health product targeting LPS bacteria in the gut to prevent gut dysbiosis, in Australia. Sales of Protectyn have not been material to date.

B.	Business Overview

Our Platform

Our platform technology is based on oral immunoglobulins. Prior to calving, cows are immunized with proprietary vaccines to ensure maximum immunogenicity and after calving, the first milk is harvested and the polyclonal antibodies purified. This proprietary process ensures that the colostrum contains a high concentration of antibodies and high concentrations of Immunoglobulin G1. The technology is safe (classified as GRAS by the FDA), low cost, and can be applied to a variety of diseases.

The underlying nature of our platform technology enables the development of medicines across a large range of diseases, including infectious diseases and immune mediated disorders. The platform can be used to influence the cell-mediated immune system through regulatory T cell populations, or it can directly block viruses or bacteria at mucosal surfaces (such as the GI tract) and neutralize the toxins they produce. Additionally, the dairy origins of our antibodies enables us to commercialize our platform through most regulatory pathways, including prescription (Rx), medical foods, over-the-counter medicines, and dietary supplements. The GRAS status of our technology platform allows us to advance our preclinical programs into clinical trials faster relative to other companies due to the platform’s proven safety profile.

Our Pipeline

Fatty liver diseases are frequently caused by high weight and obesity, genetics, and diet that result in inflammation of the liver. We use an innovative approach to addressing this condition, one that focuses on treating pathogenic bacteria of the gut using a specific set of antibodies I which we designated as MM-124E. IMM-124E is designed to block and reduce bacteria growth without negatively impacting essential microbiota. This process has thus far produced a strong safety profile for IMM-124E, whose recent interim analysis indicated no safety concerns or adverse events.

We are currently in the process of executing three clinical trials for our drug candidate, IMM-124E, that we believe represents a solution for the millions of patients suffering from NASH. Our NASH phase II clinical study achieved its recruitment goal of at least 120 patients this year by successfully enrolling 133 patients with biopsy proven NASH. This study – led by Dr. Arun Sanyal, the former President of AASLD (American Association for the Study of Liver Diseases) and current Chair of the Liver Study Section at the National Institute of Health (NIH), is expected to yield top-line results in the first quarter of 2018.

Dr. Arun Sanyal is also the lead Principal Investigator of our alcoholic steatohepatitis (“ASH”) clinical study at Duke University, which study is also funded by the NIH. Thus far, over 50% of the targeted 66 patients have been randomized into the study, whose top-line results are expected in first quarter of 2019.

We are also currently undergoing a NIH-funded Phase II double blind, placebo control, randomized clinical study of IMM-124E at Emory University, led by Dr. Miriam Vos, who specializes in the treatment of gastrointestinal disease in children as well as fatty liver disease and obesity. The study enrolled its first patient in February 2017, and has so far randomized over 20% of the targeted 40 patients into the study. The top-line results for this study are expected in the fourth quarter of 2018.

In July 2017, we reported data from an interim analysis to evaluate safety of IMM-124E. The report confirmed that there were no safety concerns or adverse events, and reported efficacy signals on liver enzymes (ALT and AST) that demonstrated a dose-related reduction in both treatment doses at 24 weeks, though not statistically different than placebo. As these parameters inherently fluctuate over time and are significantly affected by baseline values the interim analysis committee also had scheduled to perform additional analyses on the data set to correct for these inherent variations. Comparing the Area Under Curve for the ALT/AST data over time of IMM-124E to Placebo, accounts for all the available data. Such analysis demonstrated a significant reduction of ALT and AST over time (AUC ANCOVA analysis) compared to placebo. A dose-related effect was reported when the greatest decrease occurred in the highest dose group, with the low dose group decreasing by an intermediate amount compared with the placebo group. We believe that this documented effect, together with a correlation between ALT and AST, indicate the treatment has the potential to safely reduce liver injury.

We believe that our current strategy of executing three separate clinical trials at the same time for three different, but very related diseases, will ultimately put us on a quicker route to commercialization. The proprietary IMM-124E compound has clearly demonstrated its potential to be effective in the treatment of these fatty liver diseases, positioning us to fill a true void in the medical community and pharmaceutical industry.

IMM-529 has successfully completed its pre-clinical program in CDI and we have initiated a Phase 1/2 trials in Israel in the second half of 2017. IMM-529 which was developed in collaboration with world leading C. difficile researcher Dr. Dena Lyras and her team at Monash University, targets the virulent Toxin B, the spores and the vegetative cells. It is a three pronged approach that is unique and which has yielded exceptional results in the pre-clinical studies including (1) Prevention of primary disease, (2) Treatment of primary disease and (3) Suppression of recurrence. To our knowledge, it is to date the only investigational drug that has showed therapeutic benefits in all three phases of the disease.

In addition to these programs, we also have two research collaborations with the U.S. Department of Defense including with the U.S. Navy and with the U.S. Army, for the study of Shigella, Campylobacter and ETEC vaccines. ETEC is a type of E-coli and is one of the leading bacterial causes of diarrhea in the developing world, as well as the most common cause of travelers’ diarrhea.

We also started a pre-clinical program in Irritable Bowel Disease (“IBD”), in collaboration with renowned IBD Key Opinion Leader, Professor Gerhard Rogler, MD, PhD. and the University of Zurich, Switzerland.

We believe that the breath/depth of our assets and the support we are receiving from the NIH and the DoD, makes us truly a unique and attractive player in the therapeutic areas that we targeting.

Our Strategy

Our goal is to become one of the leading biopharmaceutical company developing and commercializing therapeutics to address increased unmet medical needs in inflammation-mediated diseases and anti-infectives. The critical components of our strategy include:

●	Rapidly advance our two-lead oral polyclonal antibodies drug candidates, IMM-124E and IMM-529:

●	IMM-124E/NASH: Continue progressing our IMM-124E Phase II for the treatment of NASH with a target for top line read-out at the beginning of 2018;

●	Pediatric NAFLD Phase II top line results expected in the fourth quarter of 2018.

●	ASH Phase II top line results expected in the first quarter of 2019.

●	IMM-529/CDI: First patient first visit expected in the fourth quarter of 2017 with top line results expected in the fourth quarter of 2018.

●	Leverage our technology platform and our collaborations to expand our differentiated polyclonal-based product pipeline across multiple indications including ASH, Pediatric NASH and various novel and potentially game-changing anti-infective programs with the DoD (U.S. Army and U.S. Navy);

●	Partner our fatty-liver programs at the right time and with the right commercial / development partner(s) for NASH, ASH and pediatric NASH;

●	Continue investing in and growing Travelan worldwide, including in the U.S., Australia, Canada, China, and in new markets;

●	Continue investing in mechanism of action studies that expand our understanding of our unique MOA across our targeted diseases and conditions, and potentially identify new opportunities for investment; and

●	Protect and leverage our intellectual property portfolio and patents. We believe that our intellectual property protection strategy, grounded in securing composition of matter patents on the biologics we develop, as well as broader patents to protect our technology platform, has best positioned us to gain broad and strong protection of our assets. We have 14 issued patents and 22 pending patent applications worldwide. We have been issued patents in the U.S., Australia, Canada, India, Japan and New Zealand.

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel class of immunomodulator polyclonal antibodies to treat liver diseases, infectious diseases and other immune-mediated diseases, such as colitis. Our lead product candidate, IMM-124E, is a proprietary immunomodulator agent targeted at GI immune mediated diseases including fatty-liver diseases. We are developing IMM-124E for the treatment of nonalcoholic steatohepatitis, or NASH, for which we are currently in Phase IIB. IMM-124E is also the investigational drug of two NIH-sponsored Phase II clinical trials in alcoholic steatohepatitis (ASH) and Pediatric NASH. Dr. Arun Sanyal, one of NASH’s foremost thought leaders, is the principal investigator of our NASH Phase II trial.

IMM-124E is a first in class oral, anti-LPS polyclonal antibody, with strong anti-inflammatory and anti-fibrotic properties, making NASH an ideal target for this compound. IMM-124E binds to the LPS endotoxin of gram-negative bacteria and influences the cell-mediated immune system through regulatory T cell populations, creating a downstream decrease of liver inflammation.

NASH is a severe type of non-alcoholic fatty liver disease (NAFLD). NAFLD is the most common liver disease and is associated with obesity and type-2 diabetes, and is characterized by the accumulation of fat in the liver with no other apparent causes. Approximately 10%-20% of people with NAFLD will progress to NASH. Current estimates place NASH prevalence at approximately 24 million people in the U.S., or 7% of the population, with similar prevalence in other major developed markets.

There are currently no treatments approved for NASH and other compounds in development target primarily one biological pathway believed to impact NASH. However, NASH is now increasingly recognized as a multi-factorial disease, creating a unique opportunity for IMM-124E given our broad and upstream anti-inflammatory properties.

 Our second lead compound, IMM-529, targets the C. difficile bacterium and contains polyclonal antibodies to the Toxin B, the spores and the vegetative cells. We recently successfully completed our pre-clinical program and are currently recruiting patients with CDI into a Phase I/II clinical trial. IMM-529 was developed and tested extensively in pre-clinical models in collaboration with Dr. Dena Lyras at Monash University, Australia. Dr. Lyras is one of the world’s foremost experts in C. difficile.

C. difficile, is a gram-positive, toxin-producing, spore-forming bacterium that generally causes severe and persistent diarrhea in infected individuals, but can also lead to more severe outcomes, including in the most serious cases, death. C. difficile infection (CDI) is most often associated with the prior use of antibiotics. The U.S. Centers for Disease Control has identified CDI as one of the top three most urgent antibiotic-resistant bacterial threats in the U.S. It is the most common cause of hospital acquired infection in the U.S. and has overtaken methicillin-resistant Staphylococcus aureus in prevalence. CDI is responsible for the death of approximately 29,000 Americans each year.

We market an OTC product, Travelan, in Australia, Canada, China and in the U.S., for the prevention of Traveler’s Diarrhea. Travelan has been shown to be 90% effective in the prevention of diarrhea in several E-coli challenge placebo controlled studies. Travelan is based in the same platform and targets 13 strains of E-coli. We also market Protectyn, a health product targeting LPS bacteria in the gut in Australia. Travelan and Protectyn sales for fiscal year 2017 were A$1.4 million and A$1.0 million for fiscal year 2016.

In addition to these two programs, we are also targeting other anti-infectious and anti-inflammation diseases such as Shigella, Campylobacter and colitis. These early programs are pursued in cooperation with some of the leading research institutions in the world including the U.S. Army, U.S. Navy and Zurich University.

Below is our clinical and pre-clinical pipeline. We believe that we have successfully developed one of the most comprehensive portfolios of fatty-liver disease programs in the industry, with three Phase 2 clinical trials including NASH, ASH and Pediatric NASH.

Our Major Markets

Our two lead assets target two prevalent diseases with major unmet need: NASH and C. difficile. The versatility of our platform allows us to target other immune mediated diseases such as IBD and infectious agents such as Shigella and Campylobacter. Both therapeutic areas encompass millions of potential patients and present significant unmet medical needs.

Fatty-Liver Diseases Overview

The increasing prevalence of obesity-related disorders has contributed to a rapid rise in the prevalence of NASH and NAFLD. In the U.S., NAFLD affects approximately 27%-34% of the population, or an estimated 86 million to 108 million people. Approximately 10%-20% of people with NAFLD will progress to NASH. Current estimates place NASH prevalence at approximately 24 million people in the U.S., or approximately 7% of the population, with similar prevalence in other major developed markets. Prevalence is also rising in developing regions, likely due to the adoption of a more sedentary lifestyle and westernized diet consisting of processed food with high fat and fructose content.

NASH is a progressive disease that displays an increasing burden of liver fibrosis as the disease gets progressively worse. It is estimated that 63% of all NASH patients, or approximately 15 million people, have either no scarring of the liver (F0) or present with evidence of mild fibrosis (F1). The other 37%, or approximately 9 million people, will present with either moderate (F2) or severe fibrosis (F3).

The high level of investment activity in the space, including licensing and M&A, is indicative of the high level of unmet need. This is driven by a few factors including the size of the population that might need interventional agents, the increasing recognition that NASH is a severe disease that needs to be treated and the belief that because NASH is a multi-factorial disease, there will be room for multiple therapies to offer choices to physicians and patients. An often-quoted analyst’s report by Deutsche Bank estimates that the NASH market will be A$35 billion by 2025. We believe that this is not unreasonable given that the statin branded market peaked at nearly A$30 billion worldwide and spanned multiple blockbuster drugs.

Pathophysiology of NASH

NAFLD/NASH is a disease that can evolve over time as the liver is subjected to an increasing amount of injury, which deepens liver inflammation and fibrosis, and can eventually lead to end-stage liver failure and liver cancer.

Inflammation plays a key role in the pathogenesis of NASH as conditions linked to the metabolic syndrome, including obesity, are all associated with an elevated state of chronic inflammation that cause damage to organs such as the pancreas and the liver. The pathogenesis is thought to be multi-factorial, and is a multiple-hit process involving insulin resistance, oxidative stress, apoptosis, and adipokines brought on by fatty diet, obesity, sedentary lifestyle and genetic pre-disposition.

In addition to the elevated state of inflammation suffered by NASH patients which perpetuates liver injury, it has also been shown that fatty diets, sugar and obesity are linked to an overgrowth of gram-negative bacteria within the gut. These gram-bacteria produce LPS (Lipopolysaccharides) products that elicit strong innate and cell-mediated immune responses in animals and humans, both from within the gut and through circulating endotoxins, particularly via Toll-like Receptor 4 on cells. The intraluminal LPS concentration is additionally thought to increase gut permeability, also known as “leaky gut”, enabling passage of endotoxins into the bloodstream and increasing the inflammatory response especially within the liver since 75% of the liver’s blood supply comes from the portal vein.

The importance of this LPS-driven inflammatory process is unfortunately often overlooked since there are no therapeutics that can effectively block gram-negative bacteria in the gut, except for broad-spectrum antibiotics which are not an option for long-term use in NASH patients.

The immune and inflammatory response to liver cell damage caused by these insults is mediated through a well-described signaling network of liver and immune cells. Kupffer cells, also known as resident liver macrophages, sense tissue injury and are the first responders to liver cell damage. Activated Kupffer cells initiate an inflammatory response to the liver injury and can activate HSCs (Hematopoietic Stem Cells) to transdifferentiate into myofibroblasts, the primary collagen-producing cell type responsible for liver fibrosis. The extent of this fibrosis can vary, and it is described in several stages. A normal liver is at a stage between F0 and F1. Stage F2 denotes light fibrosis, and F3 is severe fibrosis. Cirrhosis is defined from stage F4, when scar tissue exists throughout the liver.

Pediatric NASH is also a growing concern in many countries, and similar to NASH, Pediatric NASH is a progressive form of liver disease associated with excessive fat storage in the liver together with inflammation, which can then lead to liver fibrosis and cirrhosis. Pediatric NASH is believed to affect up to 5% - 10% of the U.S. pediatric population. A landmark U.S. study that examined the incidence of disease in 742 autopsied children who had died as the result of an accident, found that 17.3% of the children aged 15 to 19 years had NAFLD. There are currently no approved drug therapies for pediatric NASH.

ASH, is one of the hepatitis manifestations of alcohol abuse and typically occurs in an individual with long-standing history of alcohol intake. As in NASH, inflammation plays a key part in the development and worsening of ASH. More than 90% of heavy drinkers have steatosis, 10% to 35% have ASH, and 8% to 20% have alcoholic cirrhosis. While the consumption of alcohol is certainly a driving factor, especially if intake is high, other factors can contribute to the development of ASH in these patients, including diet, age and ethnicity. It is estimated that the prevalence of alcoholism in the U.S. is 8% of the U.S. population, or more than 15 million people. It is thought that at least 20% of patients with alcoholism have ASH or 3 million people in the U.S. alone.

IMM-124E for the treatment of fatty-liver diseases

IMM-124E, which is made of anti-LPS polyclonal antibodies, is manufactured from colostrum - harvested from dairy cows that have been immunized against bacterial LPS of the most common strains of ETEC. Such inoculation activates a generalized immune response in the host animal to produce antibodies which recognize and bind with the bacterial cell-surface epitopes presented. These antibodies are present in high concentration within our raw material.

IMM-124E contains at least 40% immunoglobulins (Ig), composed mainly of IgG (mostly IgG1), mostly targeting bacterial LPS specific sites and also have been additionally demonstrated to cross react with other types of bacteria such as Shigella and Salmonella.

We believe that there is a strong rationale supporting the clinical benefit of IMM-124E for the treatment of fatty-liver diseases:

●	Ingested immunoglobulins are known to interact with the gut immune system to elicit a cell mediated anti-inflammatory response recorded in the serum, which in turns lowers inflammation at the sites of inflammation throughout the body.
●	IMM-124E has shown to bind to intestinal LPS thus reducing the intraluminal endotoxin load which lowers the pro-inflammatory signaling in the gut and the blood stream. This effect is also thought to restore the intestinal barrier function reducing liver LPS-related inflammation by lowering circulatory LPS levels and “bacterial translocation” even further.
●	Lastly, since NASH as well as other metabolic diseases are associated with changes in the host gut microbiota, direct change in the disease-associated gut flora is thought to reduce the bacterial strains that are most closely associated with disease.

The pre-clinical and clinical evidence gathered so far supports IMM-124E’s MOA as well as our position that IMM-124E is a unique and effective therapeutic for fatty-liver diseases including NASH, ASH and Pediatric NASH. This has been shown given this agent’s anti-fibrotic and anti-inflammatory properties, as well as its exceptional safety profile.

Pre-Clinical and Clinical Studies

Oral administration of IMM-124E has been tested in a Carbon-tetrachloride fibrosis mouse model and in an ob/ob metabolic model. Results demonstrate that IMM-124E has strong anti-fibrotic and anti-inflammatory effects on the liver and is associated with multiple biomarkers showing a similar response. IMM-124E had also been tested in a Phase I study of 10 (ten) biopsy-proven NASH and diabetes patients, conducted by investigators at Hadassah Medical Center, Jerusalem, Israel. All subjects did not present with any complications and demonstrated a beneficial effect on their existing disease.

Powerful Anti-Fibrotic and Anti-Inflammatory Effect Shown in CCl4 Mice Models

IMM-124E was tested in a Carbon-tetrachloride mouse model to determine the efficacy of orally administered IMM-124E to prevent hepatic inflammation and. 4 groups of mice (n = 6/8 per group) were utilized for the study as follow: Group A: (Positive Control) Intraperitoneal (IP) CCl4; Group B: IMM-124E (negative control); Group C: IP CCl4 + IMM-124E and Group D: IP CCl4 + IMM-124E (IMM-124E was administered two weeks before initiation of Carbon-tetrachloride).

The IMM-124E treatment group (Group C) demonstrated the following when compared to Control Group (Group A):

●	Statistically significantly (p<0.05 and p<0.03) reduction and near-normal ALT and AST respectively at days 21 and 30 post insult
●	Statistically significant (p<0.0001) reduction in serum bilirubin levels compared to positive control group (Group A).
●	Statistically significant (P<0.0009) in decreased Metavir Score and reduced inflammation on liver histology.
●	Reduction in activated Macrophages F4/80high on liver tissue FACS analysis and Immunohistochemistry (IHC) staining.

Kupffer Cells 4/80 Flow Cytometry and IHC

A representative macroscopic views of the livers from Group A (Positive Control) demonstrates the widespread fibrotic liver associated with this chemical insult, while the liver from the IMM-124E treated group (Group C) shows a normal liver, demonstrating the protective effect of IMM-124E even with the most aggressive of fibrosis models.

The effect of this fibrosis-protective effect is evident both macroscopically as well as histology and correlates with the reduced number of effector cells, activated pro-fibrotic F4/80high macrophages, associated with liver fibrosis, proving the mechanism by which fibrosis is halted.

Ob/Ob Mice Models Show Significant and Sustained Anti-Inflammatory and Anti-Metabolic Effects

We also conducted a study using ob/ob mice, which are a well-accepted mouse model for the metabolic syndrome showing insulin resistance, dyslipidemia, liver steatosis and elevated liver enzymes.

4 groups of ob/ob mice were fed for 6 weeks with either IMM-124E or immunoglobulins purified from IMM-124E (3 doses). A positive Control was also established in parallel to the treatment groups. Mice were evaluated for their liver injury (serum ALT) metabolic state and immunological / inflammatory response using Flow cytometry to determine alterations in regulatory T-cell (Treg) and cytokines. Mice were also followed for liver enzymes, glucose levels, glucose tolerance test (GTT), hepatic and serum triglycerides (TGs) levels.

High dose of IMM-124E derived immunoglobulins demonstrated a statistically significant beneficial effect over control on all fronts, including a decrease in serum ALT, hepatic triglycerides and serum triglycerides. Glucose tolerance test (GTT) was improved within this group as well. The same group of mice showed a decrease in serum TNF-α, a strong pro-inflammatory cytokine, together with immune cellular shifts indicative of suppression of inflammation.

IMM-124E demonstrated a similar metabolic effect, with a statistically significant reduction in hepatic and serum triglycerides levels and an increase in CD4-CD25-FoxP3 cells which are strong immune regulatory cells.

Phase 1/2 - IMM-124E Demonstrated Safety and Significant Anti-Metabolic Effect in Patients with Biopsy-Proven NASH and Impaired Glucose Metabolism (i.e. type II DM or Insulin resistance)

We conducted a Phase 1/2 clinical trial to evaluate the safety and preliminary efficacy of IMM-124E in humans. This study was an open-label, single-center, 10 patient trial, conducted in subjects with impaired glucose tolerance and biopsy-proven NASH. All patients were treated for 30 days and were monitored for their liver enzymes, glucose metabolism markers, serum lipids and metabolic associated hormonal signals such as Adiponectin and GLP-1. Inflammation associated cytokines and regulatory immune cells were evaluated as well.

The primary endpoint of the study was safety and all patients completed the study according to protocol. No treatment related adverse events were reported by the investigators for any of the clinical or laboratory parameters during the treatment and follow-up.

We also observed multiple impact on the underlying disease relevant parameters including:

●	All patients exhibited a clinically meaningful reduction in the hemoglobin A1c by day 30 of treatment. The reduction was deemed statistically significant when comparing baseline to day 30.
●	7 out of 10 subjects demonstrated at least 10% reduction in one or more enzymes (AST / ALT) between the two time points (0 and 30)
●	Six patients demonstrated lower fasting blood glucose levels at Day 30.
●	A decrease in serum cholesterol and LDL levels was noted in the 9 of the 10 patients treated with IMM-214E. The mean total serum cholesterol was 5.3 μM/dl at Baseline and 4.7 μM/dl at Day 30. 8 out of 10 subjects were noted to improve their serum LDL with the mean serum LDL level reduced from 3.92 μM/dl to 3.13 μM/dl at baseline and Day 30, respectively.
●	An increase in adiponectin and GLP-1 was recorded in 8 and 6 subjects respectively.
●	Peripheral blood mononuclear cells (PBMCs) were isolated from all subjects and analyzed using flow cytometry. Levels of regulatory T-cells were measured in the isolates. CD4+CD25+, CD4+CD25+HLA-DR+, CD4+CD25+FOXP3+ and CD4+CD62L+ were numerically increased in the majority of patients for all cell types.

The combined results of these pre-clinical and clinical studies have clearly shown that IMM-124E exerts immunomodulatory and anti-inflammatory effects resulting in metabolic and liver related biomarker improvements, and showed strong inhibition of fibrosis. In addition, the oral administration of IMM-124E in the Phase I clinical study was reported to be well-tolerated with no treatment-related adverse events reported. We believe that the combination of the pre-clinical and the clinical studies, as well as the supporting literature linking LPS to NASH, establishes IMM-124E as a unique and potentially paradigm-changing option for NASH patients.

Global Phase II Clinical Trial in NASH

 In November 2014, we initiated our global Phase II, multicenter, double blind placebo control, randomized clinical study with sites in the U.S., Australia and Israel. The study’s goal is to assess the safety and effectiveness of IMM-124E for the treatment of NASH. A total of 133 biopsy-proven NASH patients have being enrolled comparing 2 doses of IMM-124E to placebo within a 6 month treatment period. The study design had been reviewed by the FDA and finalized under the agency’s recommendation. The top line results of the study are expected to be reported in the first quarter of 2018.

The trial Principal Investigator is Dr. Arun Sanyal, one of the world’s foremost leaders in NASH. Dr. Sanyal is Professor of Medicine and Former Chairman of the Division of Gastroenterology, Hepatology and Nutrition at VCU Medical Center, Virginia, U.S. Dr. Sanyal is an internationally renowned expert in liver diseases. He is a former President of the AASLD (American Association for the Study of Liver Diseases) and is the current Chair of the Liver Study Section at the NIH.

NIH Funded Phase II Clinical Trials in ASH and in Pediatric NASH

In addition to our Phase II clinical study for the treatment of NASH, 2 studies evaluating IMM-124E were chosen to be funded by the American National Institute of Health (NIH). The first study is a Phase II clinical study for the treatment of Alcoholic SteatoHepatitis (ASH), in collaboration with Dr. Arun Sanyal at Virginia Commonwealth University (VCU). The trial is a 66 patient, randomized to placebo. The study is expected to generate safety as well as preliminary efficacy data and should be completed in in the first quarter of 2019. The second study is also a Phase II clinical study for the treatment of Pediatric NASH, in collaboration with Dr. Miriam Vos at Emory University, Atlanta. This Phase II trial aims to enroll 40 pediatric patients for three months treatment and aims at determining the safety and exploratory efficacy of IMM-124 in Pediatric NASH patients.

IMM-124E – Competitive Advantage

We believe that IMM-124E has a significant competitive advantage when compared to other assets in development:

●	Multi-Factorial / Broad Anti-Inflammatory Upstream Effect – It is now increasingly acknowledged that NASH is a multi-factorial disease, and that targeting only one or two pathways is likely to only have a marginal effect on the disease. IMM-124E offers hope for long-lasting effects because of its broad upstream anti-inflammatory effects which induces the release of regulatory T-cells and anti-inflammatory cytokines while decreasing levels of pro-inflammatory cytokines.
●	Attractive Profile for Long-Term Chronic Use – Because of its exceptional safety profile, which is derived from a GRAS (Generally Regarded as Safe) platform, we believe that data will support the use of IMM-124E as a chronic / long-term treatment, providing a unique advantage over other NASH therapies as some have already shown significant side effect profile (e.g., increased cholesterol).
●	Potential for Use as Backbone Agent for both Early and Severe Disease – While other more toxic agents in development are likely to be confined to severe populations, we believe that IMM-124E will be able to be used in all NASH patients, including for those with mild fibrosis (F1) / no scarring (F0), and potentially in NAFLD patients as well, to reduce their elevated inflammation state. We do not believe that other agents will have the efficacy / safety profile to justify such broad use, hence putting nearly 15 million of mild NASH patients within reach of IMM-124E but out of reach of our competition.
●	Potential for Use in Combination Therapy –Because of its delivery method and exceptional safety profile, it is likely that IMM-124E can not only be used as monotherapy, but also in combination with other NASH agents, if these are approved, and if physicians feel that this is warranted for their patients. We do not believe that other agents will have the efficacy / safety profile to justify being used in combination with other agents as readily as IMM-124E.

C. difficile Infections (CDIs)

C. difficile can cause symptoms ranging from diarrhea to life-threatening inflammation of the colon. In the most serious cases, C. difficile infections (“CDIs”) CDIs can lead to fulminant colitis, megacolon and even death from colon perforation and peritonitis. C difficile is acquired from contact with humans or objects harboring these bacteria. It can be commonly acquired during hospitalization. Up to 30% of those who have spent a prolonged period in the hospital leave carrying these bacteria in the bowel flora, especially if antibiotics have been administered. This is because CDI is most often associated with the prior use of broad-spectrum antibiotics, which decrease the natural resistance of the body to C. difficile. Chronic CDI is estimated to occur in perhaps 15-30% of those infected. In some, reinfections can occur with the same or with a different strain. Risk factors for relapse include the number of previous episodes, the need to use antibiotics recurrently, and older age groups.

Human infection occurs through ingestion of the highly infectious spores which survive acid and bile on its passage into the bowel may be eradicated by the normal bowel flora since the microbes that collectively make up the flora provide colonization resistance against pathogenic species through competition for essential nutrients and attachment sites to the gut wall. However, if the bowel flora is suppressed because of concomitant use of antibiotics, or if the bowel flora has a deficiency, C. difficile can colonize the flora and remain with the patient. In some individuals, it seems that antibiotics are not required for colonization to take place, which may be related to inadequate defense of the naturally occurring flora within the bowel.

When C. difficile takes hold, the toxins produced by the bacterium, especially Toxin B, act by inactivation of Rho GTPases leading to cell death, and stimulation of an inflammatory cascade that exacerbates tissue damage, diarrhea, and pseudomembranous colitis. When faced with a CDI infection, the standard of care is typically either a course of Vancomycin or metronidazole, both of which are broad spectrum antibiotics. While these agents are very effective at treating the primary infections, they also severely impact the rest of the gut flora, creating an ideal environment for the C. difficile spores to once again take hold. This creates a vicious cycle, as more courses of antibiotic treatments worsen recurrence. Vancomycin and metronidazole are plagued by increasing rate of CDI recurrences, underscoring the need for new treatments. There is also growing concern of resistance to Vancomycin treatment.

C. difficile is a very hardy organism most likely because it shed spores and these spores are unable to be eradicated by any known antibiotics. Since C. difficile spores are able to survive for long periods of time outside of the body, and because healthcare settings are often sites of significant antibiotic use, CDI transmission rates in hospitals, long-term acute care facilities and nursing homes have been increasing. CDI is also a cause of morbidity and mortality among hospitalized cancer patients and bone marrow transplant patients, as their immune systems are suppressed by cytotoxic drugs and sometimes by antibiotics that are administered to prevent opportunistic infections.

The U.S. Centers for Disease Control has identified CDI as one of the top three most urgent antibiotic-resistant bacterial threats in the U.S. and is now the most common cause of hospital acquired infection in the U.S. CDI is responsible for approximately 29,000 deaths in the U.S. annually. The prevalence of CDI is estimated at more than 450,000 infections annually, with nearly 100,000 cases of first recurrences. Research suggests that the risk of recurrence is approximately 25% after the primary occurrence of CDI, 40% after a first recurrence and greater than 60% for those experiencing two or more recurrences. CDI leads to an increased length of hospitalization and an estimated A$1.1 billion in health care costs annually in the U.S. The rise of community-acquired CDI is now a growing problem and led to the recognition that CDI is not simply limited to just hospitals. This increase in CDI incidence, which is now a growing problem worldwide due to the widespread and increase use of antibiotics, is the driver behind a growing market for C. difficile therapeutics, which is estimated to reach A$1.5 billion by 2024, up from A$350 million today.

 IMM-529 – A Potentially Revolutionary Treatment for CDI

 IMM-529 is an oral biologic which does not destroy the microbiome like antibiotic treatments, allowing the microbiome to return to a healthy state, while treating the virulent CDI. The antibodies in IMM-529 have been demonstrated to be cross-reactive with a variety of human and animal C. difficile isolates and to their associated Toxin B, vegetative cells and spore components.

The antibodies in IMM-529 have also been shown to neutralize Toxin B from a historical C. difficile strain (630), and from a hypervirulent (HV) strain which caused recent worldwide outbreaks. Immunoglobulin G comprised almost 90% of total immunoglobulin present in IMM-529, with major subclass IgG1 making up over 65% of total immunoglobulins.

IMM-529 is in the IND stage, and has successfully completed its pre-clinical program in CDI. IMM-529, which was developed in collaboration with world-leading C. difficile Key Opinion Leader Dr. Dena Lyras and her team at Monash University, has a unique Triple-Action MOA (antibodies to Toxin B + Spores + Vegetative Cells):

It is a three pronged approach that is unique and which has yielded exceptional results in the pre-clinical studies including (1) Prevention of primary disease, (2) Treatment of primary disease and (3) Suppression of recurrence. To our knowledge, it is to date the only investigational drug that has showed positive therapeutic benefits in all three phases of the disease. All results were highly statistically significant:

●	Prevention of C. difficile infection: approximately 70% (17/24) survival vs. 0% survival in the control groups:
	○	Control group #1 (0/14) treated with water; and
	○	Control group #2 (0/15) treated with non-hyperimmune colostrum.

●	Treatment: approximately 80% survival (11/14) vs. <7% survival in the control groups:
	○	Control group #1 (0/14): Treated with water alone following vancomycin treatment; and
	○	Control group #2 (1/15): Treated with non-hyperimmune colostrum following vancomycin treatment.

●	Relapse: approximately 90% survival in IMM-529 + vancomycin group (n=7/9); vs. 11% survival in the control group which received vancomycin alone (n=1/9).

The results of these studies were published in Scientific Reports (Hutton et al. Bovine antibodies targeting primary and recurrent Clostridium difficle disease are potent antibiotic alternatives), SCI Rep. 2017 Jun 16:7(1):3665.

We have completed the manufacture of the clinical supplies for our Phase I/II study and have opened the clinical site with the aim to recruit the first patient into the study in 2017.

IMM-529 – Competitive Advantage

We believe that IMM-529 has a unique competitive advantage:

●	Triple Mechanism of Action – IMM-529 not only targets the Toxin B, but it also contains antibodies to the spores and the vegetative cells. This is unique among all assets currently in development.
●	Effective vs Virulent Strains – As discussed above, IMM-529 has been shown to be effective against a number of virulent strains of CDI, providing a strong Proof-of-Concept (POC) model that IMM-529 can be a frontline agent.
●	Effective in All Phases of the Disease – IMM-529 has shown that it can be an effective agent in all phases of the disease including prevention of infection, treatment of primary disease and recurrence. This is unique among all of our competitors and indicate a much larger potential use than current development programs which primarily target recurrence.
●	Oral Therapy – IMM-529 is an oral therapy lessening costs/burden on the patient, hospitals and the healthcare system overall.
●	Not an Antibiotic – IMM-529 is not an antibiotic, and accordingly is only targeted at C. difficile, its Toxin B, spores and vegetative cells. It therefore does not negatively impact the rest of the flora and allows the flora to return to normal, while fighting the primary infection / recurrence.

We are excited about the future prospects of this asset given the lack of treatment options that are available for this devastating disease. One of our major competitors, Seres Therapeutics, recently announced the interim results of a phase 2 trial with their SER-109 CDI therapeutic which failed to achieve the primary endpoint of reducing the risk of CDI recurrence. SER-109 (an ecology of bacterial spores enriched and purified from healthy, screened human donors) does not specifically target Toxin B, which has been proved time and again, especially through the work of Dr. Dena Lyras, to be the main driver of disease morbidity and mortality. We are confident in the long-term success of IMM-529 given its unique triple-action MOA which targets the Toxin B, the spores and the vegetative cells. We look forward to more data in the years ahead as we continue to develop this highly differentiated asset.

Other Development Programs

In addition to the IMM-124E and IMM-529 programs, we also have two research collaborations ongoing with the U.S. Department of Defense including one with the U.S. Army and a second collaboration with the U.S. Navy, for the study of Shigella, Campylobacter and ETEC vaccines. We also started a pre-clinical program targeting Irritable Bowel Diseases (IBD), in collaboration with renowned IBD Key Opinion Leader, Dr. Gerhard Rogler and the University of Zurich, Switzerland, and a pre-clinical Autism study with several universities / hospitals in Australia.

Pre-Clinical - Colitis: The University of Zurich’s world renowned inflammatory bowel diseases researcher, Professor Gerhard Rogler, has teamed with us to launch a pre-clinical development program in colitis. The three-stage program will use well-known acute and chronic colitis models began in 2016 and continues through 2017.

Colitis, manifesting as a group of inflammatory bowel conditions, including Crohn’s Disease and Ulcerative Colitis, affects millions of people around the world. The global market for treatments of IBD, of which colitis is a significant component, is expected to reach an annual U.S. $10 billion by 2021.

Professor Rogler is Professor of Gastroenterology and Hepatology and Consultant Gastroenterologist at Zurich University Hospital Switzerland. He is also principal investigator of the Swiss Irritable Bowel Diseases cohort study, and the author of 200 original peer-reviewed articles.

Collaborations with U.S. Army and U.S. Navy: We believe that our collaborations with the DoD are a powerful validation of the potential of our platform to develop novel anti-infectives. These collaborations also open the door to explore and develop potentially low risk / low cost therapeutics with some of the most advanced research facilities in the world.

U.S. Army –In June 2016, we signed an agreement with the Walter Reed Army Institute of Research (WRAIR) to develop a vaccine for a form of dysentery that kills up to one million people a year. WRAIR is the largest and most diverse biomedical research laboratory in the Department of Defense. We will provide the preclinical drug product for the study.

The project aims to develop a vaccine for shigellosis, a severe form of dysentery that affects about 165 million people a year, mostly children, and causes up to a million deaths. Symptoms of shigellosis, also known as bacillary dysentery, include severe and bloody diarrhea, fever, and stomach cramps. WRAIR aims to develop the vaccine for both civilian and military use in areas where endemic diseases such as shigellosis can compromise the health and readiness of the local community, travelers, contractors and defense personnel.

U.S. Navy – In August 2016, we signed an agreement with the U.S. Navy to test the reactivity and therapeutic effectiveness of Travelan against Campylobacter and ETEC, two common gram-negative bacterium. The next step would be to develop new vaccines. We will provide the preclinical drug products for the study.

Campylobacter’s main reservoir is poultry, however humans can contract the disease from contaminated food. At least a dozen species of Campylobacter have been implicated in human disease, with C. jejuni and C. coli being the most common. C. jejuni is now recognized as one of the main causes of bacterial foodborne disease in many developed countries as well as developing countries where poultry is common.

Enterotoxigenic escherichia coli is a type of Escherichia coli (E-coli) and one of the leading bacterial causes of diarrhea in the developing world, as well as the most common cause of travelers’ diarrhea. Conservative estimates suggest that each year, about 157,000 deaths occur, mostly in children, from ETEC, but no vaccines exist, highlighting the need for new treatment modalities.

 Autism: In July 2016, we announced a strategic partnership with three leading Australian research institutes focused on understanding how the genetic basis underlying Autism Spectrum Disorder (ASD) relates to changes to the gut, and how our anti-LPS IMM-124E compound affects changes in mouse models for autism. This effort involves the University of Melbourne, La Trobe University and Murdoch Children’s Hospital.

Except for preclinical drug products, this unique collaboration has the potential for tremendous upside given that are no treatments approved for autism, and very few assets in development. This could also potentially open the door for other development partnerships in Central Nervous System (CNS) conditions such as Alzheimer’s.

In summary, we believe that the breadth and depth of our assets and the support we are receiving from the NIH, the DoD and other leading institutions and Key Opinion Leaders, demonstrates the importance of our platform and makes us truly a unique and attractive player in the therapeutic areas we target.

Our Advisory Board

Our company’s programs are supported by an advisory board consisting of:

●	Dr. Arun Sanyal (MD) – University of Virginia. Professor of Medicine and Former Chairman of the Division of Gastroenterology, Hepatology and Nutrition, VCU Medical Center. Dr. Sanyal is an internationally renowned expert in liver diseases. He is a former President of the AASLD (American Association for the Study of Liver Diseases) and is the current Chair of the Liver Study Section at the NIH.

●	Dr. Stephen Harrison (MD) – Professor of Medicine, Uniformed Services University of the Health Sciences, Bethesda, Maryland; Physician, San Antonio Military Medical Center, Fort Sam Houston, San Antonio, Texas. Chief of Residents, Internal Medicine, Brooke U.S. Army Medical Center. Dr. Harrison is an internationally renowned expert in NASH and his group has published seminal work on many aspects in the field. Dr. Harrison is the Principal Investigator of Galectin’s GR-MD-02’s Phase 2 trial and hold’s key roles in other leading clinical NASH studies.

●	Dr. Manal Abdelmalek (MD) – Duke University Medical Center. Dr. Abdelmalek is Associate Professor of Medicine at Duke Medical University Medical Center, Division of Gastroenterology & Hepatology, Section of Hepatobiliary Diseases & Liver Transplantation. Dr. Abdelmalek is a leading investigator in the field of NASH.

●	Dr. Gerhard Rogler (MD, PhD) – Zurich University. Dr. Rogler is the Chairman of the Scientific Advisory Board of the University of Zurich and Professor of Gastroenterology and Hepatology and Consultant Gastroenterologist at the Division of Gastroenterology & Hepatology, Department of Medicine, Zürich University Hospital, Switzerland. Prof. Rogler is a leader in the field of Colitis and has authored approximately 200 original peer-reviewed articles.

●	Dr. Miriam Vos (MD) – Emory University. Dr. Vos is an associate professor of pediatrics at the Emory University School of Medicine, and an attending Hepatologist at Children’s Healthcare of Atlanta. She specializes in the treatment of gastrointestinal disease in children as well as fatty liver disease and obesity. Dr. Vos is also the author of The No-Diet Obesity Solution for Kids.

●	Dr. Dena Lyras (PhD) – Monash University. Dr. Lyras, an associate professor at Monash University, is one of the world’s leading experts in C. difficile. Dr. Lyras has spent her research career developing world-leading knowledge of C. difficile. She was the lead author of a seminal study published in Nature in 2009, which shed new light on the essential role specific toxins play in causing disease, a discovery that disproved prevailing opinion.

Our Marketed Assets

Travelan: Travelan is the only product currently sold for the prevention of Traveler’s Diarrhea (TD). Travelan uses hyperimmune BCP from cows vaccinated against various strains of ETEC to protect against TD and reduces the risk of TD, along with the symptoms of minor gastrointestinal disorders. Travelan is currently the only therapy that prevents TD by up to 90%, with a very high safety profile. Travelan is not an antibiotic and so it does not have the side-effect profile of antibiotics and does not contribute to the worldwide concerns about bacterial drug resistance. Two independent, double-blinded, placebo-controlled clinical trials in Europe in 90 healthy volunteers showed protection of more than 90% against infection with the type of E.coli that causes TD, along with indicating a significant reduction in abdominal cramps and stomach pain. There were no reported side effects in the clinical trials. Sales in fiscal 2015, 2016 and 2017, were A$1.0 million, A$1.0 million and A$1.4 million, respectively.

Travelan is now marketed in four countries including Australia, the U.S., China and Canada and we planned to launch Travelan in additional countries.

Our marketing and sales strategies vary by territory. In Australia, Travelan is sold within most pharmacies, and we utilize trade promotions strategies, as well as a contracted field force, to ensure that our products are appropriately distributed throughout our partner pharmacies. In the U.S., we are heavily focused on driving demand through the travel clinics market, such as Passport Health, and also by partnering with large distributors such as Medique. In Canada, we are actively promoting Travelan in both retail stores and pharmacies. In all of our markets, we invest in social media marketing, trade marketing, traditional media marketing and PR to drive awareness and pull through of Travelan.

Overall, over 50 million people from developed nations travel to developing countries each year, 35%-50% of people traveling to developing countries will suffer from TD, and 70% of these TD episodes will be caused by Enterotoxigenic Escherichia coli (“ETEC”). TD is the most common health problem faced by these travelers; given this, we believe that an expanded sales and marketing campaign for Travelan would lead to a strong increase in sales. We are in the process of finding partners for other priority markets outside of Australia, the U.S., Canada and China. Our market research has shown that TD is a A$600 million market worldwide including therapeutics approved for the treatment of TD, and off-label use of non-TD approved therapeutics such as antibiotics and OTCs. As the only preventative treatment on the market, we believe that the potential worldwide peak sales for Travelan is 20% of the WW TD market, or A$120 million per year.

Protectyn –For Gut Dysbiosis. Last year we launched Protectyn in Australia, a health product targeting LPS bacteria in the gut to prevent gut dysbiosis, improve bacterial clearance, reduce chronic inflammation and improve immune function. This product has been formulated to help maintain healthy digestive function and help support the liver. Protectyn is currently only sold through the Natural Healthcare Practitioners (Naturopath). Sales of this product are in the very early stages and to date have not been material.

Our Technology Platform – Targeted Polyclonal Antibodies

Overview

Our hyper-immune platform technology is safe (GRAS), low cost, and can be applied to a variety of diseases. Our platform technology is based on producing antigen targeted, hyper-immune bovine colostrum powder (BCP) suitable for pharmaceutical use. Polyclonal antibodies are the purified from the colostrum. This proprietary process ensures that the colostrum contains a high concentration of antibodies and high concentration of Immunoglobulin G.

The underlying nature of our platform technology enables the development of medicines across a large range of diseases, including infectious diseases and immune-mediated disorders. The platform can be used to influence the cell-mediated immune system through regulatory T cell populations, or it can directly block viruses or bacteria at mucosal surfaces (such as the GI tract) and neutralize the toxins they produce. Additionally, the dairy origins of our antibodies enables us to commercialize our platform through most regulatory pathways, including prescription (Rx), medical foods, over-the-counter medicines, and dietary supplements. The GRAS status of our technology platform will allow us to advance our preclinical programs into clinical trials in other diseases faster relative to other companies due to these characteristics.

Technology Platform – Targeted Polyclonal Antibodies

Our active ingredient is Bovine polyclonal antibodies purified from dairy cows that have been immunized with patented vaccines to produce very high levels of specific antibodies against targeted antigens.

These antibodies have powerful anti-inflammatory effect and work through two modes of action:

-	Passive Immunity:

Our active ingredient targets a specific antigen. When bound by polyclonal antibodies, the antigens are prevented from infecting the cells of the patient.

-	Active Immunity:

Our active ingredient modulates the body’s own immune system by boosting the right T-cells and suppressing “unwanted” T-cells through a cell-mediated immune response that functions against the antigen. The antibodies, once orally ingested, are presented in the peyers patches to the lymph system’s dendritic cells which sample the antibodies, thereby eliciting the cell mediated immune response. This response is associated with increased distribution of T regulatory lymphocytes and anti-inflammatory cytokines and decreased levels of pro-inflammatory cytokines.

Manufacturing Process

Our active ingredient is manufactured under cGMP conditions and many of the components are the same as those of normal cow’s milk. However, the main differentiation between milk and our active ingredient constituents is the presence of antibodies in the order of 35-45% by weight of dry colostrum powder. The main classes of immunoglobulins found in the active ingredient are IgG with smaller amounts of IgM and IgA. The major class of immunoglobulin found in bovine colostrum is IgG1 making up between 65% and 90% of total immunoglobulins, in contrast to milk which comprises predominantly IgA.

Vaccination

The active drug substance is prepared using the first milking colostrum of dairy cows that have been immunized with a patented vaccine to produce very high levels of specific antibodies against selected surface antigens. Pregnant dairy cows at commercial dairy farms are immunized through a proprietary process that is approved by an independent animal ethics committee.

Colostrum

The colostrum is harvested from immunized Holstein Friesian and Jersey cows registered for milk production for human consumption and at the time of harvesting are free from antibiotics. They are not given steroids at any stage of the process. Colostrum is harvested at the first milking which will be within twelve hours of calving, leaving plenty for the calf to feed on.

Once harvested, preparation of the active ingredient complies with processes that are regulated by Dairy Safe standards in addition to the TGA, which is a Federal requirement and known globally for its stringent criteria. The raw colostrum material is centrifuged using a milk separator to remove somatic cells, cell debris, some bacteria and fat. It is then pasteurized, cooled and subjected to membrane ultra-filtration, removing much of the water, salts and lactose. The colostrum wet concentrate is then lyophilized to produce a powder, which is milled to 200 microns. The processes are typical for the dairy industry and for production of dairy foods. After spray drying, the active ingredient is ready for further processing into the oral dosage form.

Risk management on the source of colostrum must focus on assurance of freedom from Bovine Spongiform Encephalopathy (BSE or commonly known as Mad Cow Disease) of the liquid raw product. A small number of countries, including Australia and New Zealand, have been judged by the World Organization for Animal Health (OIE) to have the highest BSE free rating on the basis that they have never experienced BSE at any time. The definition of this status means that both Australia and New Zealand are currently certified as BSE free countries.

Tableting

The product excipients are all standard, FDA acceptable oral compounds that are granulated, milled and finally compressed into caplets and blister packaged (pharmaceutical grade packaging materials).

Batch Consistency

The IgG component of our active ingredient ranges between 36% and 45%. The parameters are stable within batches and across batches. Our product is stable according to ICH guidelines and the IgG component of our active ingredient is stable over time and is manufactured under full cGMP conditions with all associated QA and QC processes ensuring the stability of these parameters.

 Trademarks

We have rights to trademarks and trade names (both registered and unregistered) used in this Annual Report which are important to our business.

These trademarks are as follows:

●	Immuron (registration in process)
●	Travelan (registration in U.S., Australia and China)
●	Protectyn (registration in Australia and Europe)
●	IMM-124E (unregistered)
●	IMM-529 (unregistered)

Solely for convenience, trademarks and trade names referred to in this Annual Report appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

Patents

Worldwide, we have 14 issued patents and 22 pending patent applications. We have been issued patents in the U.S., Australia, Canada, India, and New Zealand. These patents enhance the market exclusivity offered by the fact that our compounds are classified as biologics by the FDA.

Number	Country	Status	Expiry
Composition and Method for the Treatment and Prevention of Enteric Bacterial Infections
2004216920	Australia	Granted	4 March 2024
0408085-8	Brazil	Pending	4 March 2024
2,517,911	Canada	Accepted	4 March 2024
201210055406.0	China	Pending	4 March 2024
EP 1605975	Europe	Pending	4 March 2024
230664 B	India	Granted	4 March 2024
542088	New Zealand	Granted	4 March 2024
9,402,902	U.S.	Granted	4 March 2024
8,637,025	U.S.	Granted	25 February 2028

Immuno-Modulating Compositions for the Treatment of Immune-Mediated Disorders
2009222965	Australia	Granted	11 March 2029
2,718,381	Canada	Pending	11 March 2029
EP 2268669	Europe	Granted	11 March 2029
587901	New Zealand	Granted	11 March 2029
13/715,371	U.S.	Pending	11 March 2029

Method and Apparatus for the Collection of Fluids
2,527,260	Canada	Granted	10 June 2024
2004244673	Australia	Granted	10 June 2024
544198	New Zealand	Granted	10 June 2024

Anti LPS Enriched Immunoglobulin for the Treatment and/or Prophylaxis of a Pathologic Disorder
2010243205	Australia	Granted	27 April 2030
2760096	Canada	Pending	27 April 2030
13/265,252	U.S.	Pending	27 April 2030
2424890	Europe	Pending	27 April 2030
12103554.8	Hong Kong	Published	27 April 2030
315924	Israel	Pending	27 April 2030
5740390	Japan	Granted	27 April 2030
10-2011-7027634	Korea	Accepted	27 April 2030
335793	Mexico	Pending	27 April 2030
201171304	Eurasia	Pending	27 April 2030

Anti LPS Enriched Immunoglobulin Preparation for Use In Treatment and/or Prophylaxis of a Pathologic Disorder
2011290478	Australia	Granted	27 April 2030
2808361	Canada	Pending	27 April 2030
2605791	Europe	Pending	27 April 2030
13/817,414	U.S.	Pending	27 April 2030
1185016	Hong Kong	Published	27 April 2030

Methods and Compositions for the Treatment and/or Prophylaxis of Clostridium Difficile Associated Disease
2014253685	Australia	Pending	17 April 2034
2,909,636	Canada	Pending	17 April 2034
2986316	Europe	Pending	17 April 2034
14/785,527	U.S.	Pending	17 April 2034
201480034857.3	China	Pending	17 April 2034
713233	NZ	Pending	17 April 2034

Regulatory Considerations

Our clinical assets are regulated as biologics by the FDA conferring it 12 years of market exclusivity in the U.S. New products in Europe have 10 years of market exclusivity.

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from those activities will be, subject to regulation by human research ethics committees and institutional research boards, as well as numerous governmental authorities in Australia, principally the TGA, the FDA in the U.S., the MHRA in the United Kingdom and the EMA in Europe. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA, EMA and MHRA.

Clinical trials can take many years to complete and require the expenditure of substantial resources. The length of time varies substantially according to the type, complexity, novelty and intended use of the product candidate. We cannot make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the applicable governmental regulatory authority, or that such request and application will be reviewed and cleared by such governmental authority in a timely manner, or at all. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible and commercially appropriate, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our pharmaceutical product candidates and could adversely impact our business, financial condition and results of operations.

During the course of clinical trials and non-clinical studies, including toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by human research ethics committees, institutional research boards, the TGA, EMA, FDA or other regulatory authority for any or all targeted indications. Even after being cleared by a regulatory authority, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that IMM-124E, IMM-529 or any other development or product candidate will be safe or effective when administered to patients.

C.	Organizational Structure

We have two wholly-owned subsidiaries, Immuron Inc.; and Anadis EPS Pty Ltd (formed for the sole purpose to act as trustee for the Immuron Limited Executive Officer Share Plan Trust). All costs associated with the operations of this company are borne by Immuron Limited. Consolidated accounts have not been prepared as the net assets and trading activity of Anadis ESP Pty Ltd are not material.

D.	Property, Plants and Equipment

Our corporate headquarters are located at Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia 3053 and consist of approximately 1,000 square feet of office space (which is provided as part of a services agreement which expires at-will upon six months written notice). Our principal office is located at Suite 10-25 Chapman Street, Blackburn North, Victoria 3130 and consists of approximately 1,500 square feet of leased office and warehouse space under a lease agreement which expires on December 31, 2018, with an ongoing further three-year option for extension. We have no dedicated research and development facility as our research and development activities are provided by third party suppliers who are responsible for their own premises. We believe that our existing facilities are adequate for our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	Operating and FINANCIAL review and Prospects

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those risk factors contained in Item 3.D. of this annual report. You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes thereto included in this annual report.

A.	Operating Results

Background

We were incorporated under the laws of Australia in 1994 and has been listed on the Australian Securities Exchange, or ASX, since April 30, 1999. Since June 9, 2017, our ADSs and Warrants have traded on the NASDAQ Capital Market.

Our consolidated financial statements appearing in this annual report comply with IFRS as issued by IASB. In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the U.S., and all references to “Australian dollars”, “A$” or “AUD$” are to the currency of Australia. All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Critical Accounting Policies

The following is a summary of the material accounting policies adopted by us in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of our company and the entities controlled by us (our subsidiaries) referred to as ’the Group’ in the financial statements. Control is achieved where the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

A list of controlled entities is contained in Note 11 to the financial statements. All controlled entities have a June 30 financial year-end. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those policies applied by the parent entity. Subsidiaries are accounted for at cost in the parent entity.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

We recognize revenue when the amount of the revenue can be reliably measured, it is probable that the future economic benefits will flow to the entity and specific criteria have been met for each of the activities as described below. The amount of the revenue is not considered to be reliably measured until all contingencies relating to the sale have been resolved.

The following specific revenue criteria must be met before revenue is recognized:

Sale of Goods and services	–	Significant risks and rewards of ownership of goods has passed to the buyer and an invoice for the goods or services is issued;
Interest	–	Interest income is recognized using the effective interest rate method;
R & D Tax Refunds	–	Income is recognized in the year the research and development expenses were incurred.

A difference of A$1,469,763 in the Accumulated losses balance at 30 June 2015 between this statement and the previous statement lodged with ASX relates to the previous recognition of fiscal year 2015 R&D refund in fiscal year 2016, which does not significantly affect the overall financial position and results presented in the previous statement. For the fiscal years 2015 and 2016, we reassessed and made changes to the amount of R&D Tax Refund recognized as Other Income for the period as compared to the previous statements lodged with the ASX. These changes resulted in a decrease in Other income of A$1,469,763, and a related increase in Net Loss, in our Consolidated Statement of Profit or Loss and Other Comprehensive Income for fiscal year 2016.

These adjustments were the result of additional information being made available us subsequent to the previous lodgments with ASX which changed the timing of recognition, but not the actual amount of the R&D refund.

We engaged experienced advisors to improve our internal process on advanced findings of the R&D activities, which includes determining and evaluating the eligibility of R&D related expenditure to support our submission of the R&D Tax Refund claim

Intangible Assets - Research & Development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognized in the statement of profit or loss and other comprehensive income as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalized if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits and adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognized in the statement of profit or loss and other comprehensive income as an expense as incurred.

Interest Bearing Loans and Borrowings

Generally, loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs and any discount or premium on settlement.

The component of the convertible notes that were issued in connection with the February 2016 financing arrangement that exhibits characteristics of a liability is recognized as a liability in the statement of financial position. On the date of issuance and each subsequent reporting period, we record the entire hybrid instrument as measured at fair value through profit and loss. As the embedded derivative does not significantly modify the cash flows under the contract. The associated transaction costs have also been expensed as incurred and are recorded as finance costs in the statement of profit or loss and other comprehensive income.

This convertible notes obligation and associated liabilities were fully repaid and all debts and repayment pertaining to this convertible note arrangement satisfied on September 15, 2017 when the final tranche #18 was repaid.

Fair Value of Convertible Notes

The convertible notes were measured and disclosed as a level 3 instrument, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, as defined below:

●	Level 1: Quoted price (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly
●	Level 3: Unobservable inputs for the asset or liability

No transfers between the levels of the fair value hierarchy occurred during the current year.

Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost comprises direct material, fright and import duty. We classify inventory as a current asset as all amounts are held for the purpose of trading.

Costs are assigned to individual items of finished goods inventory on basis of weighted average costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Share-based payments

Share-based compensation benefits may be provided through the issue of fully paid ordinary shares under the Immuron Employee Share and Option Plan (“ESOP”). Options are also granted to employees and consultants in accordance with the terms of their respective employment and consultancy agreements. Any options granted are made in accordance with the terms of our ESOP.

The fair value of options granted under employment and consultancy agreements are recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each reporting date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognized each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognized in the statement of profit or loss and other comprehensive in come with a corresponding adjustment to equity.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to contributed equity.

Critical Accounting Estimates and Judgments

Management evaluates estimates and judgments incorporated into the financial statements based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both internally and externally.

Share-based Payments

The value attributed to share options and remunerations shares issued is an estimate calculated using an appropriate mathematical formula based on an option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value of volatility of the price of the underlying shares.

Impairment of Inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgment. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affects obsolescence.

Fair value measurement hierarchy

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments, estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments, estimates, and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgments and estimates will seldom equal the related actual results. The judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed within the relevant sections where applicable.

The fair value of the convertible notes classified as Level 3 are determined by the use of valuation model. These include discounted cash flow analysis and the use of observable inputs that required significant adjustments based on unobservable inputs.

As at June 30, 2017, management assessed the terms of the convertible notes and determined that in their view the fair value of the debt component is equal to the proceeds such that there is no residual amount to be allocated to an equity component. In making this determination, management is of the view that the value of the consideration received, net of costs, provided reliable evidence of the fair value of the debt component of the convertible notes. Fair value has been determined by the income approach based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the investors’ credit risk. A slight increase or decrease in the discount rate used would not be material to the financial statements.

Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this Annual Report.

Comparison of the fiscal years ended June 30, 2017 and 2016

Revenue and Other income

	For the fiscal year ended June 30,		Increase/
	2017 AUD$	2016 AUD$	Decrease AUD$
Revenue:
Sale of goods	1,396,197	1,001,077	395,120

Other income:
Australian Federal R&D Tax Concession Refund	1,575,315	1,512,840	62,475
Interest income	8,386	12,165	(3,779)
Other	30,672	14,010	16,662
Total Revenue and Other income	3,010,570	2,540,092	470,478

Revenues received from the sale of goods increased by A$395,000 from fiscal 2016 to 2017.

Revenue increased by 40% and our geographic sales mix changed as we achieved a major advancement by releasing our flagship product Travelan in the U.S. by means of strategic supply arrangements with Passport Health, Medique, and McKesson, while also opening a new distribution channel into the Chinese market. While our Australian product sales remained constant, we applied our resources to these new emerging market opportunities in the U.S. and China, and we have instigated programs to reengage the Australian consumers. As these new markets mature over the coming 12 months, when combined with our existing market presence in Australia, we anticipate that revenues received from sales of our Travelan product to increase.

Our R&D tax concession refund increased by A$62,000, or 4.13%, from A$1.51 million in fiscal 2016 to A$1.58 million in fiscal 2017 due to an increased level of eligible research and development expenditures being incurred during the fiscal 2017. This research and development increase was predominantly due to the increased expenditures of our major Phase II NASH clinical trial as the program recruitment accelerated and more patients entered the trial.

Interest income decreased by A$4,000 or 31.06%, from A$12,000 in fiscal 2016 to A$8,000 in fiscal 2017 as we depleted our cash reserves due to applying our financial resources to the increased areas of expenditure within our company. The lower cash reserves balance maintained throughout fiscal year 2017 generated and received less interest revenue.

Cost of Goods Sold, Gross Profit and Direct Selling Costs

	For the fiscal year ended June 30,		Increase/
	2017 AUD$	2016 AUD$	Decrease AUD$

Total Operating Revenue	1,396,197	1,001,077	395,120
Cost of Goods Sold	(337,546)	(301,435)	(36,111)
Gross Profit	1,058,651	699,642	359,009
Less Direct Selling Costs:
Sales and Marketing Costs	(407,751)	(133,781)	(273,970)
Freight Costs	(135,377)	(134,967)	(410)
Total Gross Profit less Direct Selling Costs	515,523	430,894	84,629

Our long-term relationships with our key manufacturing partners for Travelan, our flagship consumer product, and lower Canadian freight costs enabled us to continue improving our cost of goods sold ratios from 30% of operating revenue in fiscal year 2016, down to 24% of operating revenue in fiscal year 2017, respectively. These key manufacturing partners provide us with steady, reliable product at a known price which from a strategic point of view provides certainty around the manufacturing margins. As we expand our sales efforts in the US, we have been able to achieve improved economies of scale thereby improving our cost of goods sold margins.

These strong manufacturing partnerships have also given rise to greater efficiencies in the manufacturing processes which not only resulted in the improvement in gross profit ratio but also an overall increase in gross profit.

Our introduction of Travelan into the U.S. and China required greater sales and marketing support to ensure it gained traction. The expenditure to support this expansion resulted in an A$274,000 increase in sales and marketing costs in fiscal year 2017 in comparison to fiscal year 2016.

Expenses

	For the fiscal year ended June 30,		Increase/
	2017 AUD$	2016 AUD$	Decrease AUD$
Expenses:
Consulting, Employee and Director	(1,689,521)	(2,840,037)	1,150,516
Corporate Administration	(1,381,809)	(1,320,570)	(61,239)
Depreciation	(4,922)	(3,892)	(1,030)
Finance Costs	(24,483)	(341,600)	317,117
Impairment of Inventory	(136,494)	(4,176)	(132,318)
Marketing and Promotion	(789,608)	(487,591)	(302,017)
Research and Development	(4,630,674)	(3,623,961)	(1,006,713)
Travel and Entertainment	(276,539)	(416,849)	140,310
Total expenses	(8,934,050)	(9,038,676)	104,626

Consulting, Employee and Director. Consulting, employee and director expense decreased by A$1.15 million from fiscal 2016 to fiscal 2017 primarily due to a decrease in Share Based Payments made to Directors as no equity grants were made to Directors during fiscal year 2017.

Corporate Administration. Corporate Administration expense increased by A$61,000, or 4.64%, from fiscal 2016 to fiscal 2017 due to the general increase in the size of the business in combination with increases in expenses due to additional resources being implemented to assist our company through this period of growth.

The increase was also the result of an increase in a number of back-office support costs surrounding additional compliance and financial services for the organization during our expansion. These additional services were predominantly required due to the increase in compliance and internal control levels surrounding our NASDAQ listing. The organization employed new employees in fiscal 2017 and raised further capital while generally expanding, and increased conference and seminar costs as we increased our public profile around the world. The increase in Corporate Administration expense was partially offset by a decrease in legal expenditures during fiscal 2017.

There was an increase in our foreign currency realized losses as the overseas expenditure, predominantly in US$, became more expensive for our A$ financially denominated financial statements as the US$ strengthened against the A$ throughout the fiscal year 2017, in comparison to the relative strength of the A$ against the US$ in fiscal year 2016.

Finance Costs. Finance costs incurred by us in fiscal 2017 of A$24,000 which directly pertained to the finance fees of the SBI Investment Fund Convertible Loan Facility in February 2016. This facility provided us with the short to medium-term cash flow requirements needed to ensure the momentum surrounding our pipeline research programs was not diminished. In comparison, there was A$342,000 in finance expenses incurred under the SBI Investment Fund Convertible Loan Facility in fiscal 2016.

 Impairment of Inventory.    An Impairment of Inventory charge of A$136,000 was incurred in fiscal 2017 which related to the writing down of Colostrum in our inventory balance as it reached the expiry date.

Marketing and Promotion. Marketing and Promotion expenses increased by A$302,000 from fiscal 2016 to fiscal 2017 as we increased our promotional efforts for Travelan, our existing flagship consumer product. The increased costs surrounding Travelan included costs associated with the expansion of the product’s footprint in the U.S. as well as launching the product in China’s consumer markets. We hope to see the benefits of these expansions come to fruition during the remainder of calendar year 2017 and future years, as these groundwork costs incurred mature into increased revenue in these large new markets.

Additional costs were also expended on investor and public relations efforts to lift both our and the Travelan profile and exposure in these new markets through the engagement of US and Australian investors relations advisors as well as attending and sponsoring key medical and broker seminars and forums.

Research and Development. Research and Development expense increased by A$1.0 million from fiscal 2016 to fiscal 2017, primarily due to the significant increase in our Phase II NASH clinical trial, together with the advancement of its other early pipeline products.

As the Phase II NASH clinical trial gained traction during fiscal year 2017 and the patient recruitment levels increased, we had more patients in the clinic being treated than during fiscal year 2016. We also brought on some additional clinical sites to increase patient recruitment rates. There are significant costs involved in not only increasing the number of patients in the trial, but also increasing the number of sites which requires onboarding and set-up costs.

As we prepared for the interim results analysis of its NASH clinical trial, additional costs were incurred for preparing all of the regulatory, advisory and testing procedures required to perform the interim analysis.

During fiscal year 2017, we also progressed our preclinical trial programs for C. difficile progressed resulting in successful results which have enabled us to move this program to the next stage of development.

Travel and Entertainment. Travel and Entertainment expense decreased by A$140,000 from fiscal 2016 to fiscal 2017 as our commercial and corporate activities expanded into the U.S. less travel was required by our officers during the year to maintain the clinical sites and provide U.S. promotional support as our CEO at the time was already based in the U.S.

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit decreased by A$265,000, or 3.74%, from A$7.07 million in fiscal 2016 to A$6.80 million in fiscal 2017.

Given our, and our subsidiaries’ history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we, or our subsidiaries, will generate sufficient future taxable income against which we can utilized these unused tax losses and any uncalculated potential deferred tax assets, together with any other temporary differences. Should the need arise, we can, and will, revisit this position.

Comparison of the fiscal years ended June 30, 2016 and 2015

Revenue and Other income

	For the fiscal year ended June 30,		Increase/
	2016 AUD$	2015 AUD$	Decrease AUD$
Revenue:
Sale of goods	1,001,077	1,002,380	(1,303)

Other income:
Australian Federal R&D Tax Concession Refund	1,512,840	1,478,581	34,259
Interest income	12,165	112,440	(100,275)
Other	14,010	—	14,010
Total Revenue and Other income	2,540,092	2,593,401	(53,309)

Revenues received from the sale of goods remain consistent for fiscal 2015 and 2016. While there appears to be no real perceived growth in our revenues, our geographic sales mix has changed as we achieved a major advancement by releasing Travelan, our flagship product in the U.S. by means of strategic supply arrangements with Passport Health, Medique and McKesson, while also opening a new distribution channel into the Chinese market. While our Australian product sales remained constant, we applied our resources and marketing efforts to these new emerging market opportunities in the U.S. and China, and we have instigated programs to reengage the Australian consumers. As these new markets mature over the coming 12 months, when combined with our existing market presence in Australia, we anticipate that revenues received from the sales of our Travelan product to increase.

R&D tax concession refund increased by A$34,000, or 2.32%, from A$1.48 million in fiscal 2015 to A$1.51 million in fiscal 2016 due to an increased level of eligible research and development expenditures being incurred during the fiscal 2016. This research and development increase was predominantly due to the increased expenditures of our major Phase II NASH clinical trial as the program recruitment accelerated and more patients entered the trial.

Interest income decreased by A$100,000 or 89.18%, from $A112,000 in fiscal 2015 to A$12,000 in fiscal 2016 as we depleted our cash reserves through applying our financial resources to the increased areas of expenditure within our company. The lower cash reserves therefore generated and received less interest revenue.

Cost of Goods Sold, Gross Profit and Direct Selling Costs

	For the fiscal year ended June 30,		Increase/
	2016 AUD$	2015 AUD$	Decrease AUD$

Total Operating Revenue	1,001,077	1,002,380	(1,303)
Cost of Goods Sold	(301,435)	(316,128)	14,693
Gross Profit	699,642	686,252	13,390
Less Direct Selling Costs:
Sales and Marketing Costs	(133,781)	(76,794)	(56,987)
Freight Costs	(134,967)	(116,379)	(18,588)
Total Gross Profit less Direct Selling Costs	430,894	493,079	(62,185)

Our strong mature relationships with its key manufacturing partners for Travelan, our flagship consumer product, has enabled us to maintain consistent cost of goods sold ratios from 32% of operating revenue, and then down to 30% of operating revenue, for the 2015 and 2016 fiscal years, respectively. These key manufacturing partners provide us with steady, reliable product for a known price which from a strategic point of view provides certainty around the manufacturing margins.

These strong manufacturing partnerships have also given rise to greater efficiencies in the manufacturing processes which not only resulted in the improvement in gross profit ratio but also an overall increase in Gross Profit.

Our introduction of Travelan into the U.S. and China required greater sales and marketing support to ensure it gained traction. The expenditure to support this expansion resulted in an A$57,000 increase in sales and marketing costs in fiscal year 2016 in comparison to fiscal year 2015, and also an A$19,000 increase in freight costs through the additional logistical implications of shipping Travelan overseas.

Expenses

	For the fiscal year ended June 30,		Increase/
	2016 AUD$	2015 AUD$	Decrease AUD$
Expenses:
Consulting, Employee and Director	(2,840,037)	(728,140)	(2,111,897)
Corporate Administration	(1,320,570)	(557,422)	(763,148)
Depreciation	(3,892)	(3,719)	(173)
Finance Costs	(341,600)	—	(341,600)
Impairment of Inventory	(4,176)	(35,340)	31,164
Marketing and Promotion	(487,591)	(304,687)	(182,904)
Research and Development	(3,623,961)	(3,018,294)	(605,667)
Travel and Entertainment	(416,849)	(128,318)	(288,531)
Total expenses	(9,038,676)	(4,775,920)	(4,262,756)

Consulting, Employee and Director. Consulting, employee and director expense increased by A$2.11 million from fiscal 2015 to fiscal 2016 due primarily to our employing more permanent full-time senior management, and additional operational employees within the organization due to our expansion, which was offset by the use of fewer part-time consulting and advisory providers.

The appointment of an additional Director in May 2015, who subsequently became Executive Vice Chairman, resulted in an increase in the overall Director’s fees paid during fiscal year 2016, in comparison to fiscal year 2015.

On top of this increase, there was an A$1.6 million share-based payments expense realized during fiscal year 2016 which was not present in fiscal year 2015, which pertained to the issuance of six (6) million unlisted options exercisable at A$0.50 per option expiring on November 27, 2019 to our four Directors. The unlisted options were issued to the Directors in lieu of cash payment for additional services each director performed which were deemed to be far over and above those services usually performed by Non-Executive Directors of a company like ours. The issuance of these options was designed to also encapsulate the additional services the Directors will be required to perform over the subsequent 12 – 24-month period as our company matures through a number of key milestone inflection points, where their guidance will be regularly required, during both the 2017 and 2018 fiscal years.

Corporate Administration. Corporate administration expense increased by A$763,000, or 137%, from fiscal 2015 to fiscal 2016 due to the general increase in the size of the business in combination with increases in consequent expenses due to additional resources being implemented to assist our growth.

The increase was also the result of an increase in a number of back-office support costs, fees associated with our OTCQB listing, legal fees surrounding the initial NASDAQ listing and additional programs and contracts required for the organization as it employed new employees and raised further capital while generally expanding, and increased conference and seminar costs as we increased our public profile around the world.

There was also a significant increase in the foreign currency realized losses as overseas expenditures, predominantly in US$, became more expensive for our A$ denominated financial statements as the US$ strengthened against the A$ throughout fiscal year 2016, in comparison to the relative strength of the A$ against the US$ in fiscal year 2015, when the A$ was either at parity of at times even above parity with the US$.

Finance Costs. Finance costs incurred by us in fiscal 2016 of A$342,000 which directly pertained to the establishment of the SBI Investment Fund Convertible Loan Facility in February 2016. This facility provided us with the short to medium-term cash flow requirements we needed to ensure the momentum surrounding our pipeline research programs was not diminished. In comparison, there were no Finance Costs incurred in fiscal 2015.

Marketing and Promotion. Marketing and promotion expenses increased by A$183,000 from fiscal 2015 to fiscal 2016 as we increased our promotional efforts for Travelan. These increased costs included costs associated with the expansion of the product’s reach via a launch in both the U.S. and Chinese consumer markets. We hope to see the benefits of these expansions come to fruition during future years as the groundwork costs incurred mature into increased revenue in these large new markets.

Research and Development. Research and Development expense increased by A$606,000 from fiscal 2015 to fiscal 2016, primarily due to the significant increase in our Phase II NASH clinical trial, together with the advancement of our other early pipeline products.

During fiscal year 2016, we brought the management of our Phase II NASH clinical trial program in-house through the appointment of our own Medical Director and another clinical trial support staff member, thereby alleviating the need for some of the external outsourced management while also providing us with greater control over the program.

While costs were reduced by bringing the management of the trial in-house, the ramping up of this trial from development to extensive patient recruitment and testing, began to see the majority of the costs of the trial coming through causing an expected increase in the overall research and development expenditures of our company.

Travel and Entertainment. Travel and entertainment expense increased by A$289,000 from fiscal 2015 to fiscal 2016 as our activities expanded into the U.S. through the appointment of a U.S.-based Chief Executive Officer and U.S. Sales Director, as well as an Israeli-based Medical Director. These overseas appointments were critical for us to begin our expansion into the U.S. capital markets through the initial OTCQB listing, and subsequently the NASDAQ Market listing, and into the product markets for Travelan’s expansion into the U.S. Having an Israeli-based Medical Director also brought us within close proximity to our major-research collaboration partner Hadassah Hospital in Israel.

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit increased by A$4.38 million, or 163%, from A$2.69 million in fiscal 2015 to A$7.07 million in fiscal 2016.

Given our, and our subsidiaries’ history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we, or our subsidiaries, will generate sufficient future taxable income against which we can utilized these unused tax losses and any uncalculated potential deferred tax assets, together with any other temporary differences. Should the need arise, we can, and will, revisit this position.

Inflation and Seasonality

Management believes inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia.  Therefore, we are directly affected by political and economic conditions in Australia. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Australia” for a description of factors that could materially affect our operations.

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations issued and effective

We have adopted all of the new, revised or amending Accounting Standards and Interpretation issued by the IASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on our financial performance or financial position.

Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective and have not been adopted by us for the annual reporting period ended 30 June 2017 are outlined in the table below.

Standard	Mandatory date for annual reporting periods beginning on or after	Reporting period standard adopted by the company
IFRS 15 Revenue from Contracts with Customers	1 January 2018	1 July 2018
IFRS 1 Amendments to Annual improvements 2012 – 2014 cycle	1 January 2018	1 July 2018
IFRS 16 - Leases	1 January 2019	1 July 2019
IFRS 2 Share-based payments - Amendments	1 January 2018	1 July 2018
IAS 12 Income tax – Amendments on recognition of deferred tax assets for unrealized losses	1 January 2017	1 July 2017
IAS 7 Statement of cash flows – Amendments on additional disclosures	1 January 2017	1 July 2017

Management has determined that the standards that have been adopted in fiscal year 2018 have not had a material impact on us. Management is currently assessing the impact of the standards to be adopted in fiscal year 2019 and forward.

Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1994, and as of June 30, 2017 we had accumulated losses of A$49.5 million. In June 2017, we sold 610,000 ADSs and warrants to purchase 701,500 ADSs (not including the 35,075 Representative’s Warrants) in an initial public offering in the U.S. The aggregate net offering proceeds to us, after deducting underwriting discounts and commissions, was US$5,673,000. The net proceeds improved our financial condition. We anticipate for the foreseeable future that we will continue to incur losses for at least the next several years. We expect that as we continue research efforts and the development of our product candidates, hire additional staff, including clinical, scientific, operational, financial and management personnel, and incur additional costs associated with our securities being listed both on the ASX and NASDAQ, we will need additional capital to fund our operations which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

The commitment to these projects will require additional external funding, at least until we are able to generate sufficient cash flow from sale of one or more of our products to support our continued operations. If adequate funding is not available, we may be required to delay, scale back or eliminate certain aspects of our operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force us to relinquish rights to certain of our technologies, products or potential markets or that could impose onerous financial or other terms. Management is continuing its efforts to obtain additional funds so that we can meet our obligations and sustain operations.

We plan to continue to fund losses from operations and capital funding needs through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. The sale of additional equity or convertible debt could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We can provide no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to secure adequate additional funding we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business.

We had A$1.69 million and A$1.87 million of net borrowings/(repayments) in fiscal 2017 and fiscal 2016, respectively. We do not currently have any credit facilities in place.

As of June 30, 2017, we had cash and cash equivalents of A$4.0 million as compared to cash and cash equivalents of A$2.3 million as of June 30, 2016. Additionally, we also recognized a total of A$1,768,237 in receivables, including A$1,498,112 related to R&D Tax Concession, which has not yet been received. On this basis, even though we have been in a loss-making position historically, management is satisfied that with receipt of the R&D Tax Concession refund for fiscal year 2017 R&D expenditures, and the anticipated increase in Travelan sales in both the Australian and US markets as the product is now starting to gain traction , our company is a going concern and is of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in the Consolidated Statement of Financial Position at June 30, 2017.

We expect that our current cash, cash equivalents will be sufficient to fund our capital requirements for at least 12 months from the issuance date of the financial statements. Our future funding requirements will depend on many factors, including, but not limited to:

●	the timing and costs of our planned clinical trials for our product candidates;
●	the timing and costs of our planned preclinical studies for our product candidates;
●	the number and characteristics of product candidates that we pursue;
●	the outcome, timing and costs of seeking regulatory approvals;
●	revenue received from commercial sales of any of our product candidates that may receive regulatory approval;
●	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;
●	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and
●	the extent to which we need to in-license or acquire other products and technologies.

In connection with our initial public offering in June 2017, we sold Warrants to purchase 701,500 ADSs at an initial exercise price of $10.00 per ADS. The Warrants will expire five years from the date of issuance. The initial public offering price for each ADS was $9.99 and $0.01 per Warrant. Any proceeds from the exercise of the Warrants will be added to our working capital.

Upon the closing of our initial public offering, we issued warrants to purchase 35,075 ADSs to the representatives (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at a per ADS exercise price equal to $12.50. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four year period commencing one year from the effective date of the registration statement related to this offering. Any proceeds from the exercise of the Representative’s Warrants will be added to our working capital.

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the year ended June 30,
	2017 AUD$	2016 AUD$	2015 AUD$

Net cash used in operating activities	(7,031,088)	(5,158,336)	(3,020,933)
Net cash used in investing activities	(5,696)	(2,441)	(3,168)
Net cash provided by (used in) financing activities	8,701,052	4,335,342	(1,614)

Comparison of the fiscal years ended June 30, 2017 and 2016

Operating activities. During the twelve months ended June 30, 2017 and 2016, net cash used in operating activities increased by A$1.87 million from A$5.2 million to A$7.0 million, respectively. The use of net cash in all periods resulted from our ordinary business operations. Net cash used in operating activities increased by more 37% and this was primarily due to our Phase II clinical trial programed increase in activity with increased patient and testing activities resulting in increased cash payments.

Investing activities. Net cash used in investing activities during the twelve months ended June 30, 2017 and 2016 was relatively minimal which solely pertained to purchases of office and computer equipment.

Financing activities. During the twelve months ended June 30, 2017, net cash provided by financing activities was A$8.7 million, which comprised of (i) proceeds from issue of securities on the Australia Stock Exchange (less costs associated with the offer), (ii) proceeds from issue of securities as part of our Initial Public Offering on the NASDAQ Capital Market (less costs associated with the offering), (iii) receipt of borrowings from short-term R&D Tax Concession loan advances from a related party (iv) repayments of borrowing principal of the convertible notes and R&D Tax Concession loan advances.

Comparison of the fiscal years ended June 30, 2016 and 2015

Operating activities. For the twelve months ended June 30, 2016 and 2015, net cash used in operating activities increased by A$2.14 million from A$3.02 million to A$5.16 million respectively. The use of net cash in all periods resulted from our ordinary business operations. Cash flows from operating activities for the fiscal years 2016 and 2015 also included inflows of A$1.47 million and A$722,000, respectively in relation to refunds received through the Australian Federal Government’s Research and Development Income Tax Incentive program for eligible expenditure. As discussed earlier, the major increase of net cash outflows surrounding Operating Activities, results from the significant increase in the costs associated with our research and development programs, as well as our overall general internal expansion and shift to overseas markets.

Investing activities. Net cash used in investing activities in fiscal 2016 and 2015 was A$2,400 and A$3,200, which expenditures pertain to purchases of office equipment.

Financing activities. For the twelve months ended June 30, 2016, net cash provided by financing activities was A$4.34 million, which comprised of (i) proceeds from issue of securities and exercise of options of A$2.46 million, net of capital raising costs, (ii) proceeds from the issuance of convertible notes pertaining to the convertible loan funding arrangement established in February 2016, and other borrowings of A$2.95 million less repayments of A$1.08 million related to these borrowings. In the fiscal year ended June 30, 2015, net cash used in financing activities of A$1,614 was related to the payment of minor subsequent capital raising costs.

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related to changes in interest rates and exchange rates. As of June 30, 2017, we had cash and cash equivalents of A$4.0 million, primarily held in bank accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. We are exposed to interest rate risks via the cash and cash equivalents and borrowings that it holds. Interest rate risk is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates.

We are exposed to fluctuations in foreign currencies that arise from foreign currencies held in bank accounts and the translation of results from our operations outside Australia. Our foreign exchange exposure is primarily to the U.S. dollar and New Zealand dollar. Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged.

B.       Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States, the United Kingdom and other countries to enable us to investigate a variety of therapeutic indications including Autism Spectrum Disorders, Inflammatory Bowel Disease such as colitis, Campylobacter, Shigella and Uropathogenic Ecoli Infections. These collaborative arrangements ensure that we work with well-respected key option leaders and laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs. We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

When a lead compound is identified as suitable for clinical development, we establish a project team to coordinate all non-clinical and clinical development and manufacturing activities.  Typically, we would project manage all the project activities, tasks and milestones and engage clinical research organizations and contract manufacturing organizations to assist. We manage our manufacturing campaigns through contract manufacturing organizations for quality assurance and GMP compliance. All clinical, non-clinical, clinical development and manufacturing of our compounds is performed in compliance with the appropriate governing authorities, regulators and standards (for example, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use).

Research and development expenses amounted to A$3,018,294, A$3,623,961 and A$4,630,674 during the years ended June 30, 2015, 2016 and 2017, respectively.  Costs associated with patent applications and defense of patent applications are classified as research and development expenses and amounted to approximately A$290,000, and A$190,000 and A$100,000 during the years ended June 30, 2017, 2016 and 2015 respectively.

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf, including personnel, testing facilities and other payments in accordance with our research and clinical agreements. Research and development expenses also include costs associated with the acquisition and development of patents. Due to the numerous variables and the uncertain nature of the development of a clinical compound, including obtaining regulatory approvals, we are not able to reasonably estimate the nature, timing and costs of the future expenditures necessary to complete our research and development projects, the anticipated completion dates of each project and when material net cash flows from our research and development programs will commence.

C.    Trend Information

We are a clinical development stage company and while we believe that our technology will offer novel therapeutic strategies into an expanding market, we cannot predict with any degree of accuracy the outcome of our research or commercialization efforts. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercializing our new product candidates, including our current lead product candidates.

Over the past few years, there has been increasing pressure to reduce drug prices in the developed markets as a consequence of political initiatives and regulations aiming to curb continuous increases in healthcare spending. Any revenue we earn in the future may be negatively affected by such political initiatives and regulations. The increased burden of healthcare costs in the aging population have led to an increased focus on reducing costs and, therefore, have further increased the pressure to lower drug prices. We expect this trend to continue in the years ahead. However, we believe spending in the healthcare industry, as compared to many other industries, is less linked to economic trends. We expect sales growth to continue at higher levels in emerging markets and also for niche, orphan indications. We also expect that demographic developments, increased treatment penetration, especially in newly established drug markets, and better diagnostic tools to enable the tailoring of drugs to specific needs, will result in continuing growth in overall global drug sales.

D.     Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

E.      Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2017. We have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures as discussed in Item 5B. Liquidity and Capital Resources.

Contractual Obligations	Payments due by period
					more
		less than		3-5	than
	Total	1 year	1-3 years	Years	5 years
	AUD$	AUD$	AUD$	AUD$	AUD$
Operating lease obligations	59,286	39,524	19,762	—	—
Total	59,286	39,524	19,762	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Dr. Roger Aston	61	Non-Executive Chairman
Mr. Peter Anastasiou	57	Executive Vice Chairman
Mr. Daniel Pollock	56	Non-Executive Director
Mr. Stephen Anastasiou	60	Non-Executive Director
Prof. Ravi Savarirayan	50	Non-Executive Director

Dr. Jerry Kanellos (PhD)	55	Interim CEO and Chief Operating and Scientific Officer
Dr. Dan Peres (MD)	40	Head of Medical
Mr. Phillip Hains	59	Joint-Chief Financial Officer and Company Secretary
Mr. Peter Vaughan	34	Joint-Chief Financial Officer and Company Secretary

Mr. Peter Anastasiou and Mr. Stephen Anastasiou are brothers. Other than such relationship, there are no family relationships among our directors and senior executives.

Roger Aston has been a member of our board of directors and the board’s non-executive Chairman since March 2012. Dr. Aston is both a scientist and a seasoned biotechnology entrepreneur, with a successful track record in both fields, and brings to the Board more than 20 years of experience in the pharmaceutical and biotech industries. Dr. Aston has been closely involved in start-up companies and major pharmaceutical companies. Aspects of his experience include FDA and EU product registration, clinical trials, global licensing agreements, fundraising through private placements, and a network of contacts within the pharmaceutical, banking and stock broking sectors.

Dr. Aston has had extensive experience on boards of many biopharmaceutical companies including Directorships/Chairmanships with Clinuvel Limited (ASX:CUV), HalcyGen Limited (ASX:HGN) and Ascent Pharma Health Limited (ASX:APH). During 2007 and 2008, Dr Aston was a member of the AusIndustry Biological Committee advising the Industry Research and Development Board. More recently, Dr Aston was Executive Chairman of Mayne Pharma Group from 2009 to 2011 and CEO of Mayne Pharma Group until 2012.

Dr. Aston has also been a director of IDT (ASX:IDT) Limited, Cynata Limited (ASX:CYP), Calzada Limited (now Polynovo Limited), Biolife Limited (now Immugene ASX:IMU, Director and Chairman of Regeneus Limited (ASX:RGS), Director and Chairman of Oncosil Medical Limited (ASX:OSL) and Director and Chairman of ResApp Limited (ASX:RAP). Roger Aston is also currently the Executive Chairman of Pharmaust Ltd (ASX:PAA).

Peter Anastasiou has been a member of our board of directors and our Executive Vice Chairman since May 2015. Mr. Anastasiou’s involvement with us commenced in May 2013 following his substantial underwriting support of our Renounceable Rights Issue, which was surpassed by his further funding support of the A$9.66 million capital raising in February 2014 resulting in an ownership of approximately 15% of our company through his associated investment funds. Mr. Anastasiou is an entrepreneur and investor with extensive experience in business both in Australia and overseas. Mr. Anastasiou was the founding Chairman of the ACSI Group of Companies, which has owned and managed successful consumer companies such as SABCO, Britex Carpet Care, Rug Doctor and Crystal Clear. Mr. Anastasiou also has a number of philanthropic interests including being a patron of the Identity Theatre for men, a prior board member and supporter of the Indigenous Eye Health Unit at Melbourne University, a supporter of the John Fawcett Foundation in Bali, and a founding investor and Director of Melbourne Victory Football Club. Mr. Anastasiou is the brother of Stephen Anastasiou.

Daniel Pollock has been a member of our board of directors since October 2012. Mr. Pollock is a lawyer admitted in both Scotland and Australia and holding Practicing Certificates in both jurisdictions. He is a sole practitioner in his own legal firm based in Melbourne, Australia which operates internationally and specializes in commercial law. Mr. Pollock is also Executive Director and co-owner of Great Accommodation P/L a property management business operating in Victoria. Mr. Pollock is also the former Chairman of Amaero Engineering Pty Ltd, a company established to commercialize laser based 3D print additive manufacturing emerging from Monash University.

Stephen Anastasiou has been a member of our board of directors since May 2013. Mr. Anastasiou has over 20 years’ experience in general management, marketing and strategic planning within the healthcare industry. His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and OTC products, with companies including the international pharmaceutical company Bristol - Myers Squibb. While working with KPMG Peat Marwick as a management consultant, Mr. Anastasiou led project teams in a diverse range of market development and strategic planning projects in both the public and private sector. He is also a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors that include healthcare and funds management. Mr. Anastasiou is the brother of Peter Anastasiou.

Professor Ravi Savarirayan was appointed as a Non-Executive Director of our company on April 7, 2017. He is a consultant clinical geneticist at the Victorian Clinical Genetics Services since August 1999, as well as Professor and Research Group Leader (Skeletal Biology and Disease) at the Murdoch Children’s Research Institute since September 2000. Mr. Savarirayan is a founding member of the Skeletal Dysplasia Management Consortium  since January 2011 and has been the Chair of the Specialist Advisory Committee in Clinical Genetics, Royal Australasian College of Physicians since February 2009 . He was president of the International Skeletal Dysplasia Society from July 2009 to June 2011 and has been an invited member of several International Working Committees on Constitutional Diseases of Bone. Mr. Savarirayan’s primary research focus is on inherited disorders of the skeleton causing short stature, arthritis and osteoporosis. He has published over 150 peer-reviewed articles, collaborating with peers from over 30 countries, and has been on the editorial board of Human Mutation since January 2009, European Journal of Human Genetics since July 2007, American Journal of Medical Genetics since December 2011 and Journal of Medical Genetics since June 2005.  Mr. Savarirayan received his MBBS from the University of Adelaide in 1990 and became a fellow of the Royal Australasian College of Physicians in December 1997. He was certified as a specialist in clinical genetics from the Human Genetics Society of Australasia in 1998 and received his Doctor of Medicine from the University of Melbourne in 2004, for his thesis “Clinical and Molecular Studies in the Osteochondrodysplasias.”

Dr. Jerry Kanellos (PhD) has been our Chief Operating and Scientific Officer since July 2015, and on August 1, 2017 was appointed Interim CEO of our company. Dr. Kanellos has over twenty-five years’ experience in the pharmaceutical and biotechnology industry, and has held leadership roles in executive management, business development, project management, intellectual property portfolio management research and development. From 2008 until 2012, Dr. Kanellos was the Chief Operating Officer of TransBio Limited where he was responsible for the strategic identification, development and maintenance of commercial partnerships globally, along with development, management and maintenance responsibility for the intellectual property portfolio, research and development and technology transfer. Prior to this, Dr. Kanellos work for five years as a consultant to the biotechnology industry and has provided development and commercialization strategies for various bodies including academic institutes, private and publicly listed companies and government departments both national and international. He has also been involved in the establishment and management of several startup biotechnology companies. During his ten year tenure in research and development at CSL Limited, a global specialty biotherapeutics company that develops and delivers innovative biotherapies, Dr. Kanellos gained considerable experience in the international drug development process, formulation development through to pharmaceutical scale up and cGMP manufacture successfully leading the Chemistry Manufacturing and Controls (CMC) programs for the approval, manufacture and launch of several products. Dr. Kanellos holds a PhD in Medicine from the University of Melbourne.

Dr. Dan Peres (MD) has served in various clinical and medical managerial roles in pharmaceutical and medical device companies such as Exalenz Bioscience, CarboFix Orthopedics Ltd, NMB Medical Applications Ltd, ByPass Makafim Ltd, IOPtima Ltd and NovoNordisk Israel. In addition, Dr. Peres has been responsible for operational, marketing and business development activities throughout his career in the life sciences industry. Dr. Peres began his career as a physician and medical director in the Israeli army. Dr. Peres’ expertise lies with medical strategy, research and development, and the management of clinical studies and other laboratory processors. He has extensive knowledge of the leading international centers for liver disease and has established relationships with key opinion leaders, including those currently participating in our NASH and ASH trials. Dr. Peres has been a certified physician since 2002 when he graduated from the Sackler School of Medicine at Tel-Aviv University.

Phillip Hains has been our joint Chief Financial Officer (CFO) and Company Secretary since April 2013. Mr. Hains is a Chartered Accountant and specialist in the public company environment. He has served the needs of a number of public company boards of directors and related committees. He has over 20 years’ experience in providing accounting, administration, compliance and general management services. He holds a Masters of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants of Australia.

Peter Vaughan has been our joint Chief Financial Officer (CFO) and Company Secretary since April 2013. Mr. Vaughan is a Chartered Accountant who has worked in the listed company environment for 13 years across a number of industries. He has served on, and provided accounting, administration, compliance and general management services to, a number of private, not-for-profit, and listed public company boards of directors and related committees. Mr. Vaughan also holds a Senior Executive Masters of Business Administration from Melbourne University.

Mr. Thomas Liquard resigned as our Chief Executive Officer on August 3, 2017 but executed a Consulting Agreement on the same day to remain with us for a further three (3) month period until the end of October 2017 to ensure a smooth transition.

B.	Compensation

Our remuneration policy is designed to ensure that directors and senior management are appropriately remunerated having regard to their relevant experience, their performance, the performance of our company, industry norms and standards and the general pay environment as appropriate. The Remuneration Policy has been established to enable us to attract, motivate and retain suitably qualified directors and senior Management who will create value for shareholders.

Our Remuneration Policy is not directly based on our earnings. Our earnings have remained negative since inception due to the nature of our company. Shareholder wealth reflects this speculative and volatile market sector. No dividends have ever been declared by us. We continue to focus on the research and development of our intellectual property portfolio with the objective of achieving key development and commercial milestones in order to add further shareholder value.

Non-Executive Director Remuneration

Our Remuneration Policy is designed to ensure that Non-Executive Directors are appropriately remunerated with respect to their relevant experience, individual performance, the performance of our company, industry norms/standards and the general pay environment as appropriate.

Our Constitution and the ASX Listing Rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a meeting of shareholders. An amount (not exceeding the amount approved at the Shareholders Meeting) is determined by the Board and then divided between the Non-Executive Directors as agreed. The latest determination was at the Shareholders Meeting held on November 8, 2005 when shareholders approved the aggregate maximum cash sum to be paid or provided as remuneration to the Directors as a whole (other than the Managing Director and Executive Directors) for their services as A$350,000 per annum. This compensation is cash based and does not include stock based compensation.

In the year ended June 30, 2017, our Non-Executive Directors received an aggregate of A$178,873, including superannuation and our Executive Directors received A$42,500. The manner in which the aggregate remuneration is apportioned among Non-Executive Directors is reviewed periodically. The Board is responsible for reviewing its own performance. Board, and Board committee performance, is monitored on an informal basis throughout the year with a formal review conducted during the financial year. No retirement benefits are payable other than statutory superannuation, if applicable.

Executive Director and Executive Officer Remuneration

Our policy is designed to ensure that Executive Directors are appropriately remunerated with respect to their relevant experience, individual performance, the performance of our company, industry norms/standards and the general pay environment as appropriate.

Our Non-Executive Directors are responsible for evaluating the performance of the Chief Executive Officer (CEO) who in turn evaluates the performance of the other Senior Executives. The evaluation process is intended to assess our business performance, whether long-term strategic objectives are being achieved, and the achievement of individual performance objectives.

The performance of the CEO and Senior Executives are monitored on an informal basis throughout the year and a formal evaluation is performed annually.

Fixed Remuneration. Executives’ fixed remuneration comprises salary and superannuation and is reviewed annually by the CEO, and in turn, the Remuneration Committee. This review takes into account the Executives’ experience, performance in achieving agreed objectives and market factors as appropriate.

Variable Remuneration - Short Term Incentive Scheme. Executives may be entitled to receive a combination of short term incentives (STI) and long term incentives (LTl) as part of their total remuneration if they achieve certain performance indicators as set by the Board. These STI /LTI may be paid either by cash, or a combination of cash and the issue of equity in our company, at the determination of the Board and Remuneration Committee.

The Remuneration Committee approves the issue of bonuses following the recommendations of the CEO in the annual review of the performance of the Executives, and our company as a whole, against agreed Key Performance Indicators (KPIs).

Variable Remuneration - Long Term Incentive Scheme. Executives may also be provided with longer-term incentives through our Employee Share and Option Plan (ESOP) that was approved by shareholders at the Annual General Meeting held on November 13, 2014. The aim of the ESOP is to allow the Executives to participate in, and benefit from, the growth of our company as a result of their efforts and to assist in motivating and retaining those key employees over the long term. Continued service is the condition attached to the vesting of the options. The Board at its discretion determines the total number of options granted to each Executive.

Remuneration paid in Fiscal 2017

The following table sets forth all compensation we paid for the year ended June 30, 2017 with respect to each of our executive officers and directors during the 2017 fiscal year

	Cash		Non-
	salary and	Cash	monetary	Super-	Shares/
	fees	bonus	benefits	annuation	Options	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Directors
Dr. Roger Aston	64,375	—	—	6,116	212,400	282,891
Mr. Daniel Pollock	48,750	—	—	4,631	26,550	79,931
Mr. Stephen Anastasiou	42,500	—	—	—	26,550	69,050
Mr. Peter Anastasiou	42,500	—	—	—	26,550	69,050
Prof. Ravi Savarirayan	12,501	—	—	—	—	12,501

Total	210,626	—	—	10,747	292,050	513,423

Other key management personnel
Dr. Jerry Kanellos	160,000	—	—	15,200	28,620	203,820
Mr. Thomas Liquard	311,040	—	—	—	33,000	344,040
Total	471,040	—	—	15,200	61,620	547,860
Total	681,666	—	—	25,947	353,670	1,061,283

Employment Agreements with Executive Officers

We have contracts with all of our senior management and employees, and letters of appointment for each of our Directors.

Thomas Liquard

On August 24, 2016, we entered into an Executive Service Agreement with Thomas Liquard, our former Chief Executive Officer. The term of the agreement was for three years unless terminated earlier in accordance with the agreement. We agreed to pay Mr. Liquard A$300,000 per year. We also paid A$15,000 towards Mr. Liquard’s health insurance. The agreement also provided for certain short-term and long-term incentive milestones. Under his agreement, either party was able to terminate the agreement without cause on six months’ written notice. Subject to the applicable rules and laws (including the rules of the ASX Limited), we had the right to pay six months base salary and superannuation in lieu of notice.

Mr. Liquard resigned from our company on August 3, 2017, but continues to provide consulting services for a service period through the end of October 2017. For his consulting services, Mr. Liquard receives A$27,500 per month for the three-month consulting period. The consulting agreement may be terminated by us with one-day’s written notice, with any balance of fees remaining under the remainder of the agreement to be paid to Mr. Liquard within seven (7) days of termination.  At the time of his resignation, Mr. Liquard had not met any of the short-term or long-term incentives of his Executive Services Agreement and accordingly no incentives have or will be issued.

Jerry Kanellos

On July 23, 2015, we entered into an Executive Service Agreement (the “Kanellos Agreement”) with Dr. Jerry Kanellos, pursuant to which Dr. Kanellos is serving as our Chief Operating & Scientific Officer. Pursuant to the Kanellos Agreement, we will pay Dr. Kanellos A$160,000 per annum. Although the Kanellos Agreement provides that our Board will consider a short and long term share and/or share option incentive package for Dr. Kanellos after twelve months of continuous employment, subject to any applicable shareholder approval. Our Board has approved the issuance of 200,000 options to Dr. Kanellos under our existing ESOP. Our Board will consider a short and long term share and/or share option incentive package for Dr. Kanellos after twelve months of continuous employment, subject to any applicable shareholder approval. We or Dr. Kanellos may terminate the Kanellos Agreement without cause on thirty days’ written notice. Subject to applicable laws and rules, we may elect to pay Dr. Kanellos thirty days’ base salary in lieu of notice. We may also terminate the Kanellos Agreement for Cause (as defined in the Kanellos Agreement).

Following Dr. Kanellos’ promotion to Interim-Chief Executive Officer on 3 August 2017, we increased his base salary to A$210,000 per annum plus 9.5% Australia superannuation guarantee equating to a total remuneration package of A$229,950 per annum.

Dan Peres

On March 29, 2017, we re-entered into a Consultancy Agreement (the “Peres Agreement”) with Dan Peres. Pursuant to the terms of the Peres Agreement, we will provide the following Services: oversight of the clinical trial of IMM-124E-2001 for treatment of NASH; and active involvement in all our other activities related to pipeline products in the U.S. and elsewhere. Dr. Peres will introduce us to qualified personnel for the assistance in the delivery of the Services at our cost. Dr. Peres utilizes a clinical support person in Israel that we pay a monthly sum of approximately US$9,500. The term of Dr. Peres’ updated Agreement commenced on April 1, 2017 and will terminate on April 30, 2018. We agreed to pay Dr. Peres US$16,667 per month. As the 1,000,000 options which were issued to Dr. Peres under his original Consultancy Agreement expired on April 1, 2017, we agreed to issue Dr. Peres 1,000,000 replacement options exercisable at A$0.50 on or before October 1, 2018. Dr. Pere’s consultancy Agreement may be terminated in writing by either us or Dr. Peres at any time with three months’ notice.

Employee Share Option Plan

Under the term of the ESOP the Board may offer options to key management staff and consultants and in special circumstances may provide financial assistance to an entitled option holder to assist in the exercise of the ESOP options. The aggregate number of shares that may be issued upon the exercise of the ESOP options, together with all other share purchase plans for eligible persons, may not at any time exceed 5% of the total number of our outstanding ordinary shares.

During the 2017 fiscal year the options were issued under the ESOP to the following Directors or Key Management Personnel as stock based compensation:

	Issue Date	Number of Options	Vesting Conditions	Expiry Date	Exercise Price AUD$
Prof. Ravi Savarirayan(i)	22 June 2017	1,000,000	Nil	27 Nov 2019	A$	0.50
Dr. Dan Peres	22 June 2017	1,000,000	Nil	1 Oct 2018	A$	0.50
Dr. Jerry Kanellos	9 Dec 2016	200,000	Nil	27 Nov 2019	A$	0.50

The terms and conditions of each grant of options affecting remuneration in the current or future reporting period are as follows:

Issue Date	Number of Options	Vesting Conditions	Expiry Date	Exercise Price AUD$
27 Nov 2015(ii)	6,000,000	(ii)	27 Nov 2019	A$	0.500
22 June 2017(i)	1,000,000	Nil	27 Nov 2019	A$	0.500
22 June 2017	1,000,000	Nil	1 Oct 2018	A$	0.500
9 Dec 2016	200,000	Nil	27 Nov 2019	A$	0.500

(i)        On 22 June 2017, we issued Professor Ravi Savarirayan, 1,000,000 unlisted options exercisable at A$0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

(ii)       The options with an issue date of 27 November 2015, entitle the holder to purchase our ordinary shares at an exercise price of A$0.50 per share. Options vest based on months of continuous services completed as per the following:

-	5,000,000 Options which vested on 6th August 2016 – subject to completion of 12 months’ continuous services as a Director of our company.
-	1,000,000 Options which vested on 6th August 2017 – subject to completion of 24 months’ continuous services as a Director of our company.

The assessed fair value of options granted to personnel at their grant date is allocated equally over the period from grant date to vesting date, and the amount for the 2017 financial year is included in the remuneration table as set out above. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

As at 30 June 2017 the number of options over ordinary shares in our company held during the financial year by each Director and other Key Management Personnel of our company, including their personally related parties, are set out below:

As of 30 June 2017, our directors and executive officers as a group, then consisting of 9 persons, held options under our ESOP to purchase an aggregate of 8,200,000 ordinary shares, at an exercise price of A$0.50 per share. Of such options, options to purchase 1,000,000 ordinary shares expire on 1 October 2018 and options to purchase 7,200,000 ordinary shares (including 1,000,000 options granted subject to shareholder approval) expire on 27 November 2019.

C.	Board Practices

Our board of directors currently consists of four members. Directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless their office is earlier vacated. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

●	our Constitution specifies that there must be a minimum of three directors and a maximum of 10, and our board of directors may determine the number of directors within those limits;
●	as set forth in our Board Charter, the membership of the board of directors should consist of a majority of independent directors who satisfy the criteria recommended by the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations of the Australian Securities and Investments Commission (ASIC);
●	the Chairman of our Board should be an independent director who satisfies the criteria for independence recommended by the ASX Corporate Governance Principles and Recommendations; and
●	our board of directors should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills where they are not available.

Our board of directors has delegated responsibility for the conduct of our businesses to the Chief Executive Officer, but remains responsible for overseeing the performance of management. Our board of directors’ has established delegated limits of authority, which define the matters that are delegated to management and those that require board of directors’ approval. Under the Corporations Act, at least two of our directors must be resident Australians. None of our directors have any service contracts with us that provide for benefits upon termination of employment.

Committees

To assist our board of directors with the effective discharge of its duties, it has established a Remuneration and Nomination Committee and an Audit and Risk Committee, which committees operate under a specific charter approved by our board of directors.

Remuneration and Nomination Committee

The members of our Remuneration and Nomination Committee are Roger Aston and Daniel Pollock, each of whom our board of directors has determined meets the criteria for independence under NASDAQ Listing Rule 5605(a)(2). Dr. Aston acts as chairman of the committee. The committee’s role involves:

●	identifying, evaluating and recommending qualified nominees to serve on our board of directors;
●	evaluating, adopting and administering our compensation plans and similar programs advisable for us, as well as modifying or terminating existing plans and programs;
●	establishing policies with respect to equity compensation arrangements; and
●	overseeing, reviewing and reporting on various remuneration matters to our board of directors.

 Audit and Risk Committee

The members of our Audit and Risk Committee are Daniel Pollock and Roger Aston, each of whom our board of directors has determined meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of the NASDAQ Capital Market. Each member of our audit committee meets the financial literacy requirements of the listing standards of the NASDAQ Capital Market. Daniel Pollock acts as the chairman of the audit committee. The principal duties and responsibilities of our audit committee include, among other things:

●	overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices;
●	overseeing and reporting on various risk management matters to our board of directors;
●	considering and approving or disapproving all related-party transactions;
●	reviewing our annual and semi-annual financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management;
●	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;
●	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Code of Conduct

We have established a Corporate Governance Statement, which includes a code of conduct. Our Corporate Governance Statement, sets out the standards of behavior that apply to every aspect of our dealings and relationships, both within and outside our company. The following standards of behavior apply to all directors, executive officers and employees of our company:

●	comply with all laws that govern us and our operations;
●	act honestly and with integrity and fairness in all dealings with others and each other;
●	avoid or manage conflicts of interest;
●	use our assets responsibly and in the best interests of our company; and
●	be responsible and accountable for our actions.

The Code of Conduct is available on our website at Immuron.com.

D.	Employees

At June 30, 2017, we had 7 full-time employees. Of these full-time employees, 3 are engaged in research and development activities, 2 are employed in manufacturing and quality control activities, 1 is employed in US sales. and 1 was engaged as the CEO. Our employees are located in Australia, Israel and the U.S.

At June 30, 2016, we had 8 full-time employees. Of these full-time employees, 4 were engaged in research and development activities, 3 were employed in manufacturing, quality control and general activities, 1 was employed in US sales. Our employees were located in Australia, Israel and the U.S.

At June 30, 2015, we had 8 full-time employees. Of these full-time employees, 4 were engaged in research and development activities, 4 were employed in manufacturing, quality control and general activities, 1 was employed in US sales. Our employees were located in Australia, Israel and the U.S.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of 31 October 2017 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Dr. Roger Aston(3)	4,034,066	3.02%
Mr. Peter Anastasiou(4)	20,682,053	15.25%
Mr. Daniel Pollock(5)	1,509,600	1.15%
Mr. Stephen Anastasiou(6)	8,623,154	6.45%
Prof. Ravi Savarirayan	—	—
Dr. Jerry Kanellos (PhD)(7)	200,000	*
Dr. Dan Peres (MD)(8)	1,079,899	*
Mr. Phillip Hains(9)	1,242,336	*
Mr. Peter Vaughan	—	—
Officers and directors as a group (9 persons)(10)	37,371,108	25.79%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 130,440,462 ordinary shares outstanding as of October 31, 2017, but do not include (i) 25,289,894 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the Australian Securities Exchange; (ii) 28,060,000 ordinary shares issuable upon exercise of the Warrants; or (iii) 1,403,000 ordinary shares issuable upon the exercise of the Representative’s Warrants. The options, which were issued in an offering in Australia, have an exercise price of A$0.55 per share and expire on November 30, 2019. The Warrants have an exercise price of US$0.25 per ordinary share or US$10.00 per ADS.

(3)	Includes options and warrants to purchase 3,282,950 ordinary shares.

(4)	Includes options and warrants to purchase 5,158,409 ordinary shares. Peter Anastasiou is the Chairman of Grandlodge Capital Pty Ltd. and in such capacity has voting and dispositive power over the securities held by Grandlodge.

(5)	Includes options and warrants to purchase 1,134,800 ordinary shares.

(6)	Includes options and warrants to purchase 3,247,017 ordinary shares.

(7)	Includes options to purchase 200,000 ordinary shares.

(8)	Includes options to purchase 1,000,000 ordinary shares.

(9)	Includes options to purchase 425,532 ordinary shares.

(10)	Includes options to purchase 14,448,708 ordinary shares.

*	Less than 1%

The address for each of the persons listed in the table above is Immuron Limited, Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth as of October 31, 2017 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

	Ordinary Shares Beneficially Owned (1)
Shareholder	Number	Percent (2)
Grandlodge Capital Pty Ltd (3)	20,682,053	15.25%
Authentics Australia Pty Ltd(4)	12,249,999	9.14%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 130,440,462 ordinary shares outstanding as of October 31, 2017, but do not include (i) 25,289,894 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the Australian Securities Exchange; (ii) 28,060,000 ordinary shares issuable upon exercise of the Warrants; or (iii) 1,403,000 ordinary shares issuable upon the exercise of the Representative’s Warrants.

(3)	Includes options and warrants to purchase 5,158,409 ordinary shares. Peter Anastasiou is the Chairman of Grandlodge Capital Pty Ltd. and in such capacity has voting and dispositive power over the securities held by Grandlodge. The address of Grandlodge is Unit 10, 25-37 Chapman Street, Blackburn North, Victoria 3130, Australia.

(4)	The address of Authentics is 24 Simla Street, Mitcham, Victoria 3132, Australia.

Significant Changes in the Ownership of Major Shareholders

Previous substantial shareholders Inverary Pty Ltd and Retzos Pty Ltd ceased to be major shareholders following the issuance of securities pursuant to our NASDAQ listing on 9 June 2017 as their existing shareholdings were diluted below 5% ownership following our initial public offering in the U.S.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As at October 31, 2017 there were 1,581 Immuron shareholders holding 130,440,462 fully paid ordinary ASX shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held on record by HSBC Nominees Ltd., which held 17,999,749 (13.80%) of our ordinary shares as of such date.

B.	Related Party Transactions

Grandlodge Capital Pty Ltd (Grandlodge) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou. Mr. David Plush is also an owner of Grandlodge, and its associated entities.

On December 1, 2015, June 6, 2016 and May 9, 2017, we executed short-term funding agreements with Grandlodge for a principal amount of A$1,000,000 (interest rate of 13%), A$750,000 (interest rate of 15%) and A$500,000 (interest rate of 15%), respectively. The short-term funding was a cash advance against the anticipated refund receivable from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for our eligible R&D expenditure incurred for the financial years of 2015, 2016 and 2017. The loans from December 2015, June 2016 and May 2017, plus applicable fees and interest, were repaid to Grandlodge on February 10, 2016, December 2, 2016 and June 23, 2017, respectively. Interest expense was approximately A$57,000 and A$31,000 for the years ended June 30, 2017 and 2016, respectively. In addition, the Company incurred approximately A$35,000 of loan fees for the year ended June 30, 2016.

Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies. Commencing on 1 June 2013, Grandlodge was verbally contracted terms to provide warehousing, distribution and invoicing services for our products for A$70,000 per year. These fees will be payable in new fully paid ordinary shares of our company at a set price of A$0.16 per share representing the share price of our ordinary shares at the commencement of the verbal agreement.

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this verbal agreement were subject to the approval of our shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the verbal agreement, unless both parties agree to an alternative method of payment. The verbal agreement is cancellable by either party upon providing the other party with 30 days written notice of the termination of the agreement. During the fiscal years ended June 30, 2015, 2016 and 2017, we paid A$11,667, A$87,500 and A$Nil for such services respectively via the issues of new shares in accordance with the agreement.

Commencing on 1 January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by Peter and Stephen Anastasiou, whereby we will lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly instalments. The rental agreement is subject to annual rental increases, and effective 1 January 2017, the annual rent was increased to A$39,525. The lease is for a three (3) year term with an additional 3 year option period. The lease is cancellable by either party upon 6 months written notice of termination of the agreement. During the fiscal years ended June 30, 2015, 2016 and 2017, we paid Wattle A$Nil, A$19,470 and A$35,792 (excluding GST), respectively.

Grandlodge purchased US$1,500,000 on behalf of our company at the cost of A$1,968,762 on 25 August 2016 and on the same day we paid Grandlodge A$1,968,762 to settle this transaction. On 12 September, 2016 Grandlodge returned the US$1,500,000 they purchased on our behalf to us. Grandlodge received no financial gains or benefits for this transaction.

As at 30 June 2016, we committed to issue 18,045,512 ordinary shares in relation to the $4,511,378 received in a capital raising transaction. These shares were subsequently issued to respective holders on 7 July 2016. Of such shares, 2,418,129 shares and options were issued to Grandlodge on the same terms and conditions as all other subscribers.

Grandlodge participated in our NASDAQ IPO and acquired 32,707 ADSs and 32,707 Warrants.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

See our consolidated financial statements, including the notes thereto, in Item 18.

Legal Proceedings

We are not involved in any legal proceedings nor are we subject to any threatened litigation that is material to our business or financial condition.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon various factors, including our results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions and other factors as the Board of Directors may deem relevant.

B.	Significant Changes

There have been no significant changes in the operation or financial condition of our company since June 30, 2017.

ITEM 9.	THE offer and listing

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2013	0.1586	0.1586
2014	0.1982	0.1982
2015	0.2280	0.2280
2016	0.2550	0.2500
2017	0.2800	0.2700

Fiscal Year Ended June 30, 2015:
First Quarter	0.3172	0.3172
Second Quarter	0.1735	0.1735
Third Quarter	0.1586	0.1586
Fourth Quarter	0.2280	0.2280

Fiscal Year Ended June 30, 2016
First Quarter	0.4460	0.4460
Second Quarter	0.4856	0.4856
Third Quarter	0.3965	0.3965
Fourth Quarter	0.2550	0.2500

Fiscal Year Ended June 30, 2017
First Quarter	0.2600	0.2450
Second Quarter	0.2700	0.2700
Third Quarter	0.4350	0.3800
Fourth Quarter	0.2800	0.2700

Month Ended:
May 2017	0.5000	0.5000
June 2017	0.2800	0.2700
July 2017	0.2050	0.1850
August 2017	0.2000	0.1900
September 2017	0.1900	0.1700
October 2017	0.1700	0.1400

On October 31, 2017 the closing price of our ordinary shares on the ASX was A$0.17.

NASDAQ Capital Market

Since June 13, 2017, Our ADSs and Warrants are listed on the NASDAQ Capital Market under the symbol “IMRN” and “IMRNW”, respectively. The following table sets forth, for the periods indicated, the high ask and low bid prices of our ADSs on the NASDAQ Capital Market as adjusted to give effect to the reverse ordinary share to ADS ratio implemented on March 24, 2016.

	Per ADS (U.S. $)
	High	Low
Fiscal Year Ended June 30,
2017 (From June 13, 2017)	10.00	7.66

Month Ended:
June 2017	10.00	7.66
July 2017	9.20	5.47
August 2017	6.50	4.47
September 2017	6.50	5.00
October 2017	5.78	4.63

On October 31, 2017 the closing price of our ADSs on the NASDAQ Capital Market was US$5.23.

	Per Warrant (U.S. $)
	High	Low
Fiscal Year Ended June 30,
2017 (From June 13, 2017)	2.70	1.45

Month Ended:
June 2017	2.70	1.45
July 2017	1.94	1.05
August 2017	1.29	0.56
September 2017	1.10	0.56
October 2017	1.47	0.90

On October 31, 2017 the closing price of our Warrants on the NASDAQ Capital Market was US$1.40.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal listing of our ordinary shares is on the ASX, and since June 9, 2017, our ADSs and Warrants have traded on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our Constitution

Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of our company. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete or to constitute a definitive statement of the rights and liabilities of our shareholders. Our Constitution is filed as an exhibit to the registration statement, of which this Annual Report forms a part.

Interested Directors

A director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered. However, that director may execute or otherwise act in respect of that contract or arrangement notwithstanding any material personal interest.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests or conflicts of interests and prohibits directors from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of Directors

Pursuant to our Constitution and the ASX Listing Rules, there must be an election of Directors at each annual general meeting. The directors, other than the managing director, who are to stand for election at each annual general meeting are: (i) any Director required to retire after a period of 3 years in office, (ii) any Director appointed by the other Directors in the year preceding the annual general meeting, (iii) any new directors, or (iv) if no person is standing for election for the aforementioned reasons then the director longest in office since last being elected. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

Rights and Restrictions on Classes of Shares

The rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that our directors may issue shares with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital or otherwise as our board of directors may determine. Subject to any approval which is required from our shareholders under the Corporations Act and the ASX Listing Rules (see “—Exemptions from Certain NASDAQ Corporate Governance Rules” and “—Change of Control”), any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our board of directors resolve. Currently, our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

Our board of directors may from time to time determine to pay dividends to shareholders. All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

Voting Rights

Under our Constitution, and subject to any voting exclusions imposed under the ASX Listing Rules (which typically exclude parties from voting on resolutions in which they have an interest), the rights and restrictions attaching to a class of shares, each shareholder has one vote on a show of hands at a meeting of the shareholders unless a poll is demanded under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share held by that shareholder that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Note that ADS holders may not directly vote at a meeting of the shareholders but may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent.

Right to Share in Our Profits

Pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders; however, no dividend is payable except in accordance with the thresholds set out in the Corporations Act.

Rights to Share in the Surplus in the Event of Liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation, subject to the rights attaching to a class of shares.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Variation or Cancellation of Share Rights

Subject to the terms of issue of shares of that class, the rights attached to shares in a class of shares may only be varied or cancelled by a special resolution of our company together with either:

●	a special resolution passed at a separate general meeting of members holding shares in the class; or

●	the written consent of members with at least 75% of the shares in the class.

Directors May Make Calls

Our Constitution provides that subject to the terms on which the shares have been issued directors may make calls on a shareholder for amounts unpaid on shares held by that shareholder, other than monies payable at fixed times under the conditions of allotment. Shares represented by the ADSs are fully paid and are not be subject to calls by directors.

General Meetings of Shareholders

General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. Notice of the proposed meeting of our shareholders is required at least 28 clear days prior to such meeting under the Corporations Act.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or the FATA, which generally applies to acquisitions or proposed acquisitions:

●	by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and
●	by non-associated foreign persons that would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company, where the Australian company is valued above the monetary threshold prescribed by FATA.

However, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity and the value of the target is less than A$1.094 million.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in that Australian company.

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a shareholder to notify us and the ASX once it, together with its associates, acquires a 5% interest in our ordinary shares, at which point the shareholder will be considered to be a “substantial” shareholder. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares, and must also notify us and the ASX on its ceasing to be a “substantial” shareholder.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, such as ours are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in our company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

●	is the holder of the securities;
●	has power to exercise, or control the exercise of, a right to vote attached to the securities; or
●	has the power to dispose of, or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

If, at a particular time, a person has a relevant interest in issued securities and the person:

●	has entered or enters into an agreement with another person with respect to the securities;
●	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition);
●	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; or
●	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised; the other person is presumed to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

●	when the acquisition results from the acceptance of an offer under a formal takeover bid;
●	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid, the acquisition occurs during the bid period, the bid is for all the voting shares in a bid class and the bid is unconditional or only conditioned on prescribed matters set out in the Corporations Act;
●	when shareholders of our company approve the takeover by resolution passed at general meeting;
●	an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in our company of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in our company more than three percentage points higher than they had six months before the acquisition;
●	when the acquisition results from the issue of securities under a rights issue;
●	when the acquisition results from the issue of securities under dividend reinvestment schemes;
●	when the acquisition results from the issue of securities under underwriting arrangements;
●	when the acquisition results from the issue of securities through operation of law;
●	an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a financial market approved by ASIC;
●	an acquisition arising from an auction of forfeited shares conducted on-market; or
●	an acquisition arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

C.	Material Contracts

Development and Supply Agreement by and between us and Synlait Milk Ltd. dated 21 June 2016.

Pursuant to the agreement, is. Synlait Milk, a large dairy farm company located in New Zealand, has agreed to vaccinate their cow herds with IMM-124E vaccine , and to collect the hyperimmune colostrum from the first milking of the cows at calving. This colostrum, which contains the vaccine antibodies, is then spray or freeze dried and tested for the vaccine properties. If levels of the vaccine are sufficient and meet our product specifications, the dried hyperimmune colostrum is then shipped to our warehouse in Melbourne, Australia.

Convertible Security and Share Purchase Agreement by and between Immuron Limited and SBI Investments dated February 16, 2016.

This agreement provided us with a line of funding from which we could draw down funding to continue our ongoing operations. The convertible note comprised of three tranches, of which we drew down the first two tranches, totaling A$1.2 million in the aggregate. The note was repayable in 18 equal monthly installments payable on the 15th day of each month either by the issuance of equity at a discount to the market rate at the time of issue, or by a cash payment plus a 2.5% premium. The final payment with respect to this convertible note was repaid on 10 September 2017 and this liability is fully extinguished.

D.	Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transactions, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without notification to or approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act, or the Takeovers Act.

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets exceeding A$252 million or more. In addition, a foreign person may not acquire shares in a company having total assets of A$252 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors” and investors from certain other countries, a threshold of A$1.094 million applies (except in certain circumstances) to each of the previous acquisitions. A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$252 million.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$252 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

The percentage of foreign ownership in our company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since we have no current plans for any such acquisitions and do not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our company to be made in writing. No stamp duty will be payable in Australia on the transfer of ADSs.

E.	Taxation

The following is a discussion of Australian and U.S. tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ADSs should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local taxes.

AUSTRALIAN TAX CONSEQUENCES

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADRs. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares.

Nature of ADSs for Australian Taxation Purposes

Holders of our ADSs are treated as the owners of the underlying ordinary shares for Australian income tax and capital gains tax purposes. Therefore, dividends paid on the underlying ordinary shares will be treated for Australian tax purposes as if they were paid directly to the owners of ADSs, and the disposal of ADSs will be treated for Australian tax purposes as the disposal of the underlying ordinary shares. In the following analysis we discuss the application of the Australian income tax and capital gains tax rules to non-Australian resident holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ’franked’ to the extent of tax paid on company profits.  Fully franked dividends are not subject to dividend withholding tax.  Dividends that are not franked or are partly franked and are paid to non-Australian resident shareholders are subject to dividend withholding tax, but only to the extent the dividends are not franked.

Unfranked dividends paid to a non-resident shareholder are subject to withholding tax at 30%, unless the shareholder is a resident of a country with which Australia has a double taxation agreement.  In accordance with the provisions of the Double Taxation Convention between Australia and the U.S., the maximum rate of Australian tax on unfranked dividends to which a resident of the U.S. is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the U.S. resident holds 10% or more of the voting rights in our company.  The Double Taxation Convention between Australia and the U.S. does not apply to limit the tax rate on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the shareholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded.  Non-Australian resident shareholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of our shares at the time of disposal are wholly or principally attributable to Australian real property assets.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Previously, certain shareholders, such as individuals were entitled to a discount of 50% for capital gains on shares held for greater than 12 months. However, as part of the 2012-2013 Federal Budget measures, the Australian Government announced changes to the application of the CGT discount for foreign resident individuals on taxable Australian assets, including shares. These changes became effective on 29 June 2013.

The effect of the change is to:

●	Retain access to the full CGT discount for discount capital gains of foreign resident individuals in respect of the increase in the value of a CGT asset that occurred before 9 May 2013; and

●	Remove the CGT discount for discount capital gains for foreign resident individuals that arise after 8 May 2013.

Foreign residents will still have access to a discount on discount capital gains accrued prior to 8 May 2013 provided they choose to obtain a market valuation for their assets as at that date.

Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Shareholders Holding Shares on Revenue Account

Some non-Australian resident shareholders may hold shares on revenue rather than on capital account, for example, share traders.  These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for non-Australian resident individuals.  Some relief from the Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the U.S. and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the U.S. under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the U.S. and Australia, the Australian tax applicable would be limited by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

A transfer of shares of a company listed on the ASX is not subject to Australian stamp duty except in some circumstances where one person, or associated persons, acquires 90% or more of the shares.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the U.S., or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not discuss all the tax consequences that may be relevant to an investment in ADSs by a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares by vote or value, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ADSs, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ADSs and the partners in such partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of ADSs.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of U.S. federal estate and gift tax, state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax considerations of an investment in ADSs.

For purposes of this summary, the term “U.S. Holder” means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the U.S., a corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S. or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if (a) a court within the U.S. is able to exercise primary supervision over administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owning the underlying ordinary shares represented by the ADSs held by them. Subject to the passive foreign investment company, or PFIC rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADSs, including the amount of any Australian taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADSs, and any amount in excess of your tax basis will be treated as gain from the sale of ADSs. See “Disposition of ADSs” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in Australian dollars, including the amount of any Australian taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day will likely have a foreign currency exchange gain or loss, which would be treated as U.S.-source ordinary income or loss for purposes of U.S. foreign tax credit.

Subject to complex limitations, any Australian withholding tax imposed on our dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set forth in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or general category income for U.S. foreign tax credit purposes, depending upon the holder’s circumstances. A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the underlying ordinary shares represented by the ADSs to the extent such U.S. Holder has not held the ADSs for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADSs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex. You should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20 percent. Distributions taxable as dividends generally qualify for the 20 percent rate provided that either: (i) the issuer is entitled to benefits under the Tax Treaty or (ii) the ADSs are readily tradable on an established securities market in the U.S. and certain other requirements are met. We believe that we are entitled to benefits under the Tax Treaty and that the ADSs currently are readily tradable on an established securities market in the U.S. However, no assurance can be given that the ADSs will remain readily tradable. Furthermore, the reduced rate does not apply to dividends received from PFICs. The amount of foreign tax credit is limited in the case of foreign qualified dividend income. U.S. Holders of ADSs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of ADSs

If you sell or otherwise dispose of ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S.-source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives Australian dollars in connection with the sale or disposition of ADSs, the amount realized will be based on the U.S. dollar value of the Australian dollars received with respect to the ADSs as determined on the settlement date of such exchange. A U.S. Holder who receives payment in Australian dollars and converts them into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment of foreign currency gain or loss required of cash basis taxpayers with respect to a sale or disposition of ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service, or IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Australian dollars received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or other disposition of such ADSs.

Passive Foreign Investment Companies

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. holders with respect to, and sales, exchanges and other dispositions, including pledges, of, shares of stock of a PFIC. A foreign corporation will be a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based on our business results for the last fiscal year and the composition of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2016. Similarly, based on our business projections and the anticipated composition of our assets for our current taxable year ending June 30, 2017, we expect that we will not be a PFIC for such taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending, among other things, upon a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the proceeds from the IPO, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs.

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares or ADSs, any “excess distribution” that the holder receives and any gain recognized from a sale or other disposition (including a pledge) of such ordinary shares or ADSs will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election, as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares or ADSs;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC in the U.S. holder’s holding period, will be treated as ordinary income arising in the current taxable year; and
●	the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and applicable to the U.S. holder and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) recognized on the transfer of the ordinary shares or ADSs cannot be treated as capital gains, even if the ordinary shares or ADSs are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year. Furthermore, unless otherwise provided by the U.S. Treasury Department, each U.S. holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury Department may require.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder of ordinary shares or ADSs during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to U.S. holders of ADSs if the ADSs are listed on NASDAQ, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on NASDAQ. While we would expect the Australian Stock Exchange, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the Australian Stock Exchange is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. holder that makes a mark-to-mark election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ordinary shares or ADSs at the end of your taxable year over your adjusted tax basis in the ordinary shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year when we are not a PFIC will be a capital gain or loss. See Disposition of ADSs above for the treatment of capital gains and losses.

Your adjusted tax basis in the ordinary shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances. In the case of a valid mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Taxation of Dividends,” except the reduced rates of taxation on any dividends received from us would not apply if we are a PFIC.

Alternatively, you can sometimes avoid the PFIC rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option will not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Additional Tax on Investment Income

U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which will include dividends on and capital gains from the sale or other taxable disposition of ADSs, subject to certain limitations and exceptions.

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the IRS and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories and demonstrate the fact when so required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS, which is generally an annual income tax return.

U.S. individuals who hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file IRS Form 8938 with their U.S. federal income tax return. Such form requires disclosure of information concerning such foreign assets, including their value. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-U.S. institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 thereunder. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we submit reports to the Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website (www.Immuronbio.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 001-38104.

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company referred to in this annual report may also be inspected at our offices located at Level 3, 62 Lygon Street, Carlton Victoria, Australia, 3053.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$3,994,924 on deposit on June 30, 2017.

We conduct our activities almost exclusively in Australia. We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2017, the Australian dollar appreciated against the U.S. dollar.

We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Description of the Warrant

The following summary of certain terms of the Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the ADS Warrant Agent Agreement and Form of Global Warrant to Purchase ADSs, which are incorporated by reference as exhibits to this annual report.

●             Global Certificates, Book-entry Interests. The Warrants are represented by one or more global certificates in registered form. The global certificate are deposited with the Warrant Agent as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Ownership of interests in the global warrant certificate will be limited to persons that have accounts with DTC or persons that have accounts with DTC participants. Book-entry interests in the Warrants will be shown on, and transfers of such interests will be effected only through records maintained by DTC and its participants. So long as the Warrants are held in global form, DTC will be considered the sole holder of the Warrants. Beneficial owners must rely on the procedures of the participants through which they own book-entry interests to exercise their Warrants or transfer their Warrants.

●             Exercisability. The Warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise. The Company will pay the ADS issuance fee of US$0.05 per ADS and any other applicable charges and taxes in connection with any such exercise.

●             Maximum Percentage. A holder of a Warrant will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates and certain other persons), would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the ordinary shares outstanding immediately after giving effect to such exercise. Subject to certain exceptions, “beneficial ownership” for purposes of determining the Maximum Percentage is calculated in accordance with Section 13(d) of the Exchange Act and the regulations of the SEC thereunder. Upon request by a Warrant holder, we will provide current information regarding the number of our outstanding ordinary shares.

●             Exercise Price. The initial exercise price per ADS purchasable upon exercise of the Warrants is US$10.00.

●             Restrictive Legend Events. We will notify the Warrant Agent and each holder if we are unable to deliver ADSs via DTC transfer or otherwise (without restrictive legend), because (a) the SEC has issued a stop order with respect to the registration statement relating to the ADSs, (b) the SEC otherwise has suspended or withdrawn the effectiveness of such registration statement, either temporarily or permanently, (c) we have suspended or withdrawn the effectiveness of the registration statement, either temporarily or permanently, or (d) otherwise (each a “Restrictive Legend Event”). If a Restrictive Legend Event occurs after a Warrant holder has exercised a Warrant in accordance with its terms but prior to the delivery of the ADSs, or if we do not cause the depositary to timely deliver ADSs to a Warrant holder upon exercise of the Warrants, we will be obligated to pay a cash buy-in amount to the holder of the Warrants who did not receive ADSs upon such holder’s exercise of Warrants.

●             Anti-Dilution Provisions. The exercise price per Warrant and the numbers of Warrants will be subject to adjustment from time to time in accordance with the ASX Listing Rules upon the occurrence of certain stock dividends and distributions, stock splits, stock subdivisions and combinations, reclassifications, rights issues, or similar events affecting our ADSs or ordinary shares, or upon the occurrence of a change in ADS ratio.

●             Warrant Agent and Exchange Listing. The Warrants are issued in registered form under an ADS Warrant Agent Agreement between The Bank of New York Mellon, as warrant agent and us and listed on the NASDAQ Capital Market under the symbol “IMRNW”.

●             Rights as a Shareholder. Except as otherwise provided in the ADS Warrant Agent Agreement or by virtue of such holder’s ownership of ADSs or ordinary shares, holders of Warrants do not have rights or privileges of a holder of ADSs or ordinary shares, including any voting rights, until the holder exercises the Warrant.

Fees and Charges Payable by ADS Holders

The table below summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our depositary, The Bank of New York Mellon, pursuant to the Amended and Restated Deposit Agreement, between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares, which was filed as Exhibit 4.1 to Amendment No.4 of our Registration Statement on Form F-1/A filed with the SEC on May 18, 2017, and the types of services and the amount of the fees or charges paid for such services. The disclosure under this heading “Fees and Charges Payable by ADS Holders” is subject to and qualified in its entirety by reference to the full text of the Deposit Agreement. The holder of an ADS may have to pay fees and charges in connection with ownership of the ADS:

Persons depositing or withdrawing shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Fees and Payments Made by Us to the Depositary

For the year ended June 30, 2017, we paid The Bank of New York Mellon a total of US$18,300 for services pursuant to the NASDAQ listing.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There were no modifications to the rights of our security holders in the fiscal year.

In June 2017, we sold 610,000 ADSs, each representing forty ordinary shares, and warrants to purchase 701,500 ADSs  in our IPO at a public offering price of US$9.99 per ADS and $0.01 per Warrant, respectively, for aggregate net offering proceeds to us, after deducting underwriting discounts and commissions, of US$5,673,000.

The offering commenced on June 8, 2017. Joseph Gunner & Co., LLC and Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC acted as the representatives of the underwriters. None of the payments described in this Item 14. were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

There has been no material change in the planned use of proceeds from our initial public offering, as described in our final prospectus filed with the SEC pursuant to rule 424(b) under the Securities Act on June 12, 2017.

ITEM 15.	Controls and Procedures

 A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

In connection with the preparation of our financial statements for the year ended 30 June 2016, material weaknesses were identified in some aspects of our internal control over financial reporting for previous periods. Given these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting. Once identified, we commenced the evaluation of the material weaknesses noted in our internal control over financial reporting specifically surrounding our monitoring controls when assessing certain significant transactions and properly performing certain reviews and monitoring controls in the preparation of the financial statements in accordance with IFRS, as promulgated by IASB. This resulted in the restatement of our financial statements in prior periods. While we have made improvements to our financial reporting processes surrounding the errors identified in prior fiscal periods, some areas of our financial reporting process require additional improvement. Given these material weaknesses, as described above, management concluded that we did not maintain effective internal control over financial reporting as of the end of the period covered by this Annual Report on Form 20-F. To address this weakness, we have improved the training of our finance team with respect to the applicable financial reporting requirements and will continue to do so.

 B. Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

 C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s Registered Public Accounting firm, because an emerging growth company under JOBS Act is exempted from such attestation requirement.

 D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	Reserved

ITEM 16A.	Audit Committee Financial Expert

We currently do not have a financial expert sitting as a member of the audit committee. We believe that the cost related to retaining a financial expert on the audit committee at this time is prohibitive as we are small company that needs to apply its limited cash resources to the development of our product portfolio, which we believe is in the best interest of our shareholders. Our audit committee members include a highly experienced commercial lawyer, and a former biotechnology and pharmaceutical company CEO who continues to serve as a director of many other biotechnology and pharmaceutical companies. The committee currently believes that these skills sets, together with the support of our two Company Secretaries and CFO’s who also sit as advisors to this committee and who both hold Accounting, Chartered Accountant, and MBA degrees, provide sufficient expertise for this committee to be able to serve and function effectively for the purpose for which it is intended.

ITEM 16B.	Code Of Ethics

We have adopted a code of ethics that applies to all senior financial officers of our company, including our interim chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available under “Investor Centre” on our website at www.Immuron.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	Principal Accountant Fees And Services

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Marcum LLP, which has served as our principal independent registered public accounting firm since July 8, 2016.

	Year Ended June 30,
Services Rendered	2017		2016
Audit	A$	91,175	—
Audit-Related		—	—
Other (2)	A$	470,503	—
Total	A$	561,678	—

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Other fees relate to assurance services provided for the re-audit of prior years and with respect to the registration statement of our company that was filed with the Securities and Exchange Commission in connection with our NASDAQ offering in June 2017.

Since November 29, 2014, William Buck has served as our auditor in connection with our audit in conformance with Australian IFRS.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm. All of the fees described above were pre-approved by our Audit Committee.

ITEM 16D.	Exemptions From The Listing STANDARDS For Audit CommitteeS

Not applicable.

ITEM 16E.	PurchaseS Of Equity Securities By The Issuer And AffiliateD Purchasers

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2017.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any NASDAQ rule must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

Subsequent to our NASDAQ offering, we submitted a notice to NASDAQ informing them of that we have elected to follow home country practice instead of a NASDAQ rule. Our notice indicated that:

●	We expect to rely on an exemption from the independence requirements for a majority of our board of directors as prescribed by NASDAQ Listing Rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During fiscal 2016, we did not, have a majority of directors who were “independent” as defined in the ASX Corporate Governance Principles and Recommendations, which definition differs from NASDAQ’s definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ to the independence requirements under NASDAQ Listing Rules, we seek to claim this exemption.

●	We expect to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.
●

We expect to rely on an exemption from the quorum requirements applicable to meetings of shareholders under NASDAQ Listing Rules. In compliance with Australian law, our Constitution provides that three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. NASDAQ Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33% (1/3) of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from NASDAQ’s quorum requirements, we seek to claim this exemption.

●

We expect to rely on an exemption from the requirement prescribed by NASDAQ Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from NASDAQ requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan. Due to differences between Australian law and rules and the NASDAQ shareholder approval requirements, we seek to claim this exemption.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Exhibit	Filing Date/ Period End Date

1	Constitution of Registrant.	F-1	3.1	12/21/2016

2.1	Form of Deposit Agreement between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares	F-1/A	4.1	5/8/2017

4.1	Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 28, 2013	F-1/A	10.1	2/09/2017

4.2	Variation of Development and Supply Agreement by and between the Company and Synlait Milk Ltd. dated June 21, 2016(1)	F-1/A	10.2	2/09/2017

4.3	Marketing and Master Distribution Agreement by and between the Company and UniFirst-First Aid Corporation d/b/a MEDIQUE Products dated as of June 28, 2016(1)	F-1/A	10.3	2/09/2017

4.4	Commercial Lease Agreement with Wattle Laboratories Pty Ltd.*	F-1/A	10.6	2/09/2017

4.5	Convertible Security and Share Purchase Agreement by and between Immuron Limited and SBI Investments dated February 16, 2016	F-1/A	10.8	4/10/2017

4.6	Executive Service Agreement by and between Immuron Limited and Thomas Liquard dated August 24, 2015	F-1/A	10.9	2/09/2017

4.7	Executive Service Agreement by and between Immuron Limited and Dr. Jerry Kanellos dated July 23, 2015	F-1/A	10.10	2/09/2017

4.8	Consultancy Agreement by and between Immuron Limited and Dan Peres dated April 1, 2015	F-1/A	10.12	5/08/2017

8.1*	List of Subsidiaries of the Registrant.

12.1*	Certification of Interim Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Interim Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Marcum LLP

* Filed with this annual report on Form 20-F

(1) Confidential treatment has been sought for certain portions of this document

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

of Immuron Limited

We have audited the accompanying consolidated statements of financial position of Immuron Limited (the “Company”) as of June 30, 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended June 30, 2017, 2016 and 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Immuron Limited, as of June 30, 2017 and 2016, and the consolidated results of its operations and its cash flows for the years ended June 30, 2017, 2016 and 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Marcum llp

Marcum llp

Philadelphia, Pennsylvania

November 2, 2017

Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the year ended 30 June

		2017	2016	2015
	Notes	AUD$	AUD$	AUD$

Revenue
Operating Revenue	2	1,396,197	1,001,077	1,002,380
Total Operating Revenue		1,396,197	1,001,077	1,002,380

Cost of Goods Sold		(337,546)	(301,435)	(316,128)
Gross Profit		1,058,651	699,642	686,252

Direct Selling Costs
Sales and Marketing Costs		(407,751)	(133,781)	(76,794)
Freight Costs		(135,377)	(134,967)	(116,379)
Total Gross Profit less Direct Selling Costs		515,523	430,894	493,079

Other Income	2	1,614,373	1,539,015	1,591,021

Expenses
Consulting, Employee and Director	3	(1,689,521)	(2,840,037)	(728,140)
Corporate Administration	3	(1,381,809)	(1,320,570)	(557,422)
Depreciation		(4,922)	(3,892)	(3,719)
Finance Costs		(24,483)	(341,600)	—
Impairment of Inventory		(136,494)	(4,176)	(35,340)
Marketing and Promotion		(789,608)	(487,591)	(304,687)
Research and Development		(4,630,674)	(3,623,961)	(3,018,294)
Travel and Entertainment		(276,539)	(416,849)	(128,318)
Loss Before Income Tax		(6,804,154)	(7,068,767)	(2,691,820)
Income Tax Expense	4	—	—	—
Loss for the Period		(6,804,154)	(7,068,767)	(2,691,820)
Other Comprehensive Income (Loss)		40,017	8,846	(12,581)
Total Comprehensive Loss for the Period		(6,764,137)	(7,059,921)	(2,704,401)

Basic/Diluted Loss per Share (in cents per share)	6	6.400	9.248	3.592

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position
As of 30 June

		2017	2016
	Notes	AUD$	AUD$
ASSETS
Current Assets
Cash and cash equivalents	7	3,994,924	2,290,639
Trade and other receivables	8	1,768,237	4,387,772
Inventories	9	2,336,127	2,056,067
Other	10	168,366	74,943
Total Current Assets		8,267,654	8,809,421

Non-Current Assets
Plant and equipment		18,837	18,063
Total Non-Current Assets		18,837	18,063
TOTAL ASSETS		8,286,491	8,827,484

LIABILITIES
Current liabilities
Trade and other payables	12	1,326,562	1,986,407
Borrowings	18b, 13	139,864	772,397
Other financial liabilities	13	226,000	1,128,117
Deferred Revenue	13	19,139	—
Total Current Liabilities		1,711,565	3,886,921
TOTAL LIABILITIES		1,711,565	3,886,921
NET ASSETS		6,574,926	4,940,563

EQUITY
Issued capital	15	53,632,995	45,633,354
Reserves	16	2,470,417	2,128,566
Accumulated losses		(49,528,486)	(42,821,357)
TOTAL EQUITY		6,574,926	4,940,563

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity
For the year ended 30 June

	Issued capital	Reserves	Accumulated Losses	Total
	AUD$	AUD$	AUD$	AUD$

Balance as at 30 June 2014	40,325,295	666,592	(33,491,311)	7,500,576
Loss after income tax expense for the year	—	—	(2,691,820)	(2,691,820)
Other comprehensive loss for the period	—	(12,581)	—	(12,581)
Total comprehensive loss for the period	—	(12,581)	(2,691,820)	(2,704,401)
Transactions with owners in their capacity as owners
Employee and consultant share options	—	4,375	—	4,375
Lapse or exercise of share options	—	(110,321)	110,321	—
Shares issued, net of costs	10,052	—	—	10,052
Balance as at 30 June 2015 (see Note 1(d))	40,335,347	548,065	(36,072,810)	4,810,602
Loss after income tax expense for the year	—	—	(7,068,767)	(7,068,767)
Other comprehensive income for the period	—	8,846	—	8,846
Total comprehensive loss for the period	—	8,846	(7,068,767)	(7,059,921)
Transactions with owners in their capacity as owners
Options issued/expensed	—	1,891,875	—	1,891,875
Lapse or exercise of share options	—	(320,220)	320,220	—
Shares issued, net of costs	1,586,629	—	—	1,586,629
Share to be issued	4,511,378	—	—	4,511,378
Treasury shares	(800,000)	—	—	(800,000)
Balance as at 30 June 2016	45,633,354	2,128,566	(42,821,357)	4,940,563
Loss after income tax expense for the year	—	—	(6,804,154)	(6,804,154)
Other comprehensive income for the period	—	40,017	—	40,017
Total comprehensive loss for the period	—	40,017	(6,804,154)	(6,764,137)
Transactions with owners in their capacity as owners
Options/warrants issued/expensed	—	470,734	—	470,734
Lapse or exercise of share options	71,875	(168,900)	97,025	—
Shares issued, net of costs	7,927,766	—	—	7,927,766
Balance as at 30 June 2017	53,632,995	2,470,417	(49,528,486)	6,574,926

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows
For the year ended 30 June

		2017	2016	2015
	Note	AUD$	AUD$	AUD$

Cash flows Related to Operating Activities
Receipts from customers		1,413,676	1,114,596	1,402,958
Payments to suppliers and employees		(9,971,142)	(7,710,997)	(5,286,772)
Interest received		8,386	12,165	112,440
Interest and other costs of finance paid		(97,051)	(43,863)	27,991
Other - R&D Tax Concession Refund		1,615,043	1,469,763	722,450
Net Cash Flows Used In Operating Activities	18	(7,031,088)	(5,158,336)	(3,020,933)

Cash Flows Related to Investing Activities
Payment for purchases of plant and equipment		(5,696)	(2,441)	(3,168)
Net Cash Flows Used In Investing Activities		(5,696)	(2,441)	(3,168)

Cash Flows Related to Financing Activities
Proceeds from issues of securities		12,525,067	2,482,861	—
Capital raising costs		(2,132,422)	(20,299)	(1,614)
Proceeds from borrowings		500,000	2,950,000	—
Repayment of borrowings		(2,191,593)	(1,077,220)	—
Net Cash Flows From/(Used In) Financing Activities		8,701,052	4,335,342	(1,614)

Net increase/(decrease) in cash and cash equivalents		1,664,268	(825,435)	(3,025,715)
Cash and cash equivalents at the beginning of the year		2,290,639	3,116,074	6,141,789
Effects of exchange rate changes on cash and cash equivalents		40,017	—	—
Cash and Cash Equivalents at the End of the Year	7	3,994,924	2,290,639	3,116,074

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1.      Summary of Significant Accounting Policies

Corporate Information

The consolidated financial report of Immuron Limited (’the Company’) for the year ended 30 June 2017, 2016 and 2015 was authorised for issue in accordance with a resolution of the Directors on November 2, 2017.

Immuron Limited is a listed public company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and NASDAQ.

The principal activity of the Company is a product development driven biopharmaceutical Company focused on the research and development of polyclonal antibodies for the treatment and prevention of major diseases.

Basis of Preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of International Financial Reporting Standards (IFRS), required for a for-profit entity.

The financial report has been prepared on an accruals basis and is based primarily on historical costs. The financial report is presented in Australian dollars, which is the Company’s functional and presentation currency. All values are rounded to the nearest dollar unless otherwise stated.

Management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

Statement of Compliance

This financial report complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretation issued by the IASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective and have not been adopted by the Company for the annual reporting period ended 30 June 2017 are outlined in the table below.

Standard	Mandatory date for annual reporting periods beginning on or after	Reporting period standard adopted by the company
IFRS 15 Revenue from Contracts with Customers	1 January 2018	1 July 2018
IFRS 1 Amendments to Annual improvements 2012 – 2014 cycle	1 January 2018	1 July 2018
IFRS 16 - Leases	1 January 2019	1 July 2019
IFRS 2 Share-based payments - Amendments	1 January 2018	1 July 2018
IAS 12 Income tax – Amendments on recognition of deferred tax assets for unrealized losses	1 January 2017	1 July 2017
IAS 7 Statement of cash flows – Amendments on additional disclosures	1 January 2017	1 July 2017

Management has determined that the standards that have been adopted in fiscal year 2018 have not had a material impact on the Company. Management is currently assessing the impact of the standards to be adopted in fiscal year 2019 and forward.

Accounting Policies

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a)	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) referred to as ’the Group’ in the financial statements. Control is achieved where the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

A list of controlled entities is contained in Note 11 to the financial statements. All controlled entities have a 30 June financial year-end.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those policies applied by the parent entity. Subsidiaries are accounted for at cost in the parent entity.

The results of subsidiaries acquired or disposed of during the year are included in profit or loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(b)	Segment Reporting

The Company determines and presents operating segments using the ’management approach’ where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (’CODM’). The CODM are responsible for the allocation of resources to operating segments and assessing their performance and provide the strategic direction and management oversight of the day to day activities of the entity in terms of monitoring results, providing approval for research and development expenditure decisions and challenging and approving strategic planning for the business.

(c)	Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Australian dollars, which is the Company’s functional and presentation currency.

Transactions and Balances

Transactions in foreign currencies are translated into the functional currency using the rates of exchange ruling at the date of each transaction. At reporting date, amounts outstanding in foreign currencies are translated into the functional currency using the rate of exchange ruling at the end of the financial year. Refer to Note 3 for the foreign currency gains and losses recognized during the periods.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss and other comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss and other comprehensive income on a net basis within Corporate Administration Costs.

Immuron Inc., a subsidiary of the Group, has USD as its functional currency. Accordingly, this entity’s balance sheet and income statement balances have been translated to the Group’s presentation currency (which is AUD$ “A$”) at the reporting date. A gain arising from this translation of A$40,017 (2016: gain of A$8,846) are recognized as Other Comprehensive Income for the year.

(d)	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The Company recognises revenue when the amount of the revenue can be reliably measured, it is probable that the future economic benefits will flow to the entity and specific criteria have been met for each of the activities as described in Note 2. The amount of the revenue is not considered to be reliably measured until all contingencies relating to the sale have been resolved.

The following specific revenue criteria must be met before revenue is recognized:

Sale of Goods and services	Significant risks and rewards of ownership of goods has passed to the buyer and an invoice for the goods or services is issued

Interest	Interest income is recognized using the effective interest rate method

R & D Tax Refund	Income is recognized in the year the research and development expenses were incurred

A difference of A$1,469,763 in the Accumulated losses balance at 30 June 2015 between this statement and the previous statement lodged with ASX relates to the previous recognition of fiscal year 2015 R&D refund in fiscal year 2016, which does not significantly affect the overall financial position and results presented in the previous statement. For the fiscal years 2016 and 2017, the Company has reassessed and made changes to the amount of R&D Tax Refund recognised as Other Income for the period as compared to the previous statements lodged with the ASX. These changes resulted in a decrease in Other income of A$1,469,763, and a related increase in Net Loss, for the period on the Consolidated Statement of Profit or Loss and Other Comprehensive Income for fiscal year 2016.

These adjustments were the result of additional information being made available to the Company subsequent to the previous lodgements with ASX which changed the timing of recognition, but not the actual amount of the R&D refund; and

The Company has worked with experienced advisors to improve its internal process on advanced findings of the R&D activities, which includes determining and evaluating the eligibility of R&D related expenditure to support its submission of the R&D Tax Refund claim.

(e)	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs to be incurred are deferred or accrued such that they are recognized in the statement of profit or loss and other comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

(f)	Income Tax

The income tax expense or revenue for the period is the tax payable or tax rebate receivable on the current period’s taxable income adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred income tax is provided in full, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognized directly in equity are also recognized directly in equity.

(g)	Impairment of Assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

(h)	Cash and Cash Equivalents

For presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

(i)	Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payment (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognized in the statement of profit or loss and other comprehensive income.

(j)	Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, freight and import duty. The Company classifies inventory as a current asset as all amounts are held for the purpose of trading.

Costs are assigned to individual items of finished goods inventory on basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(k)	Plant & Equipment

Plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Repairs and maintenance are charged to the statement of profit or loss and other comprehensive income during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

-	Plant & Equipment	(3 - 15 years)

-	Computer Equipment	(2 - 4 years)

-	Furniture & Fittings	(3 - 15 years)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, annually.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 1(g)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the statement of profit or loss and other comprehensive income.

(l)	Intangible Assets

(i)	Research & Development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognized in the statement of profit or loss and other comprehensive income as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalized if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits and adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognized in the statement of profit or loss and other comprehensive income as an expense as incurred.

(m)	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

(n)	Employee Benefits

(i)	Short-term obligations

Liabilities for wages and salaries, annual leave and long service leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

(ii)	Other long-term employee benefits obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. The obligations are presented as current liabilities in the Statement of financial position if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii)	Retirement benefit obligations

Contributions to the defined contribution superannuation funds are recognized as an expense as they become payable. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv)	Share-based payments

Share-based compensation benefits may be provided through the issue of fully paid ordinary shares under the Immuron Employee Share and Option Plan (“ESOP”). Options are also granted to employees and consultants in accordance with the terms of their respective employment and consultancy agreements. Any options granted are made in accordance with the terms of the Company’s ESOP.

The fair value of options granted under employment and consultancy agreements are recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each reporting date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognized each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognized in the statement of profit or loss and other comprehensive in come with a corresponding adjustment to equity.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to contributed equity.

(v)	Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits.

The Company recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Benefits falling due more than 12 months after reporting date are discounted to present value.

(o)	Interest Bearing Loans and Borrowings

Generally, loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs and any discount or premium on settlement.

The component of the convertible notes that were issued in connection with the February 2016 financing arrangement that exhibits characteristics of a liability is recognised as a liability in the statement of financial position. On the date of issuance and each subsequent reporting period, the Company records the entire hybrid instrument as measured at fair value through profit and loss as the embedded derivative does significantly modify the cash flows under the contract. The associated transaction costs have also been expensed as incurred and are recorded as Finance costs in the Statement of Profit or Loss and Other Comprehensive Income.

Fair Value of Convertible Notes

The convertible notes were measured and disclosed as a level 3 instrument, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, as defined below:

●	Level 1: Quoted price (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

●	Level 3: Unobservable inputs for the asset or liability

No transfers between the levels of the fair value hierarchy occurred during the current year.

(p)	Contributed Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

(q)	Earnings per Share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the full year, adjusted for bonus elements in ordinary shares issued during the full year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(r)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST recoverable or payable. The net amount of GST recoverable from, or payable to, the taxation authorities is included with other receivable or payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flow arising from investing or financing activities which are recoverable for, or payable to, the taxation authorities are presented as operating cash flow.

(s)	Leases

Leases in which a significant portion of the risk and reward of ownership are not transferred to the Company as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of profit or loss and other comprehensive income on a straight-line basis over the period of the lease.

Critical Accounting Estimates and Judgments

Management evaluates estimates and judgments incorporated into the financial statements based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both internally and externally.

(i)	Share-based Payments

The value attributed to share options and remunerations shares issued is an estimate calculated using an appropriate mathematical formula based on an option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value of volatility of the price of the underlying shares. Refer to note 19 for more details.

(ii)	Impairment of Inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgment. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affects obsolescence.

(iii)	Fair value measurement hierarchy

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments, estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments, estimates, and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgments and estimates will seldom equal the related actual results. The judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed within the relevant sections where applicable.

The fair value of the convertible notes classified as level 3 are determined by the use of valuation model. These include discounted cash flow analysis and the use of observable inputs that required significant adjustments based on unobservable inputs.

As at 30 June 2017, management has assessed the terms of the convertible notes and determined that in their view the fair value of the debt component is equal to the proceeds such that there is no residual amount to be allocated to an equity component. In making this determination, management is of the view that the value of the consideration received, net of costs, provided reliable evidence of the fair value of the debt component of the convertible notes. Fair value has been determined by the income approach based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the investors credit risk. A slight increase or decrease in the discount rate used would not be material to the financial statements.

Reconciliation of level 3 fair value measurements:

Convertible notes/debentures
AUD$
Balance at 30 June 2016	1,128,117
- Issue	—
- Change in fair value (*)	—
- Repayments	(902,117)
Balance at 30 June 2017 (Note 13)	226,000

(*) These amounts are recorded in the Finance Costs on the Statement of Profit or Loss and Other Comprehensive Income.

Note 2.	Revenue and other income

	30 June 2017	30 June 2016	30 June 2015
	AUD$	AUD$	AUD$

Revenue
Revenue from Operating Activities
Sale of goods	1,396,197	1,001,077	1,002,380
Total Revenue from Operating Activities	1,396,197	1,001,077	1,002,380

Other Income
Other income	30,672	14,010	—
Interest income	8,386	12,165	112,440
R&D tax concession refund	1,575,315	1,512,840	1,478,581
Other Income from Non-Operating Activities	1,614,373	1,539,015	1,591,021
Total Revenue and Other Income	3,010,570	2,540,092	2,593,401

Note 3.	Expenses

		30 June 2017	30 June 2016	30 June 2015
		AUD$	AUD$	AUD$

Expenses
a)	Consulting, Employee and Director Expenses
	Consulting expenses	—	46,775	38,955
	Wages and salaries expenses	905,819	956,737	543,975
	Superannuation and other employee related expenses	39,664	32,537	23,122
	Director expenses	221,373	197,713	117,713
	Share- based payments	522,665	1,606,275	4,375
	Total Consulting, Employee and Director Expenses	1,689,521	2,840,037	728,140

b)	Corporate Administrative Costs
	Audit and accounting fees	146,007	62,825	84,250
	Insurances	150,502	100,609	85,316
	Foreign exchange losses	238,985	217,904	63,015
	Corporate administration costs	846,315	939,232	324,841
	Total Corporate Administrative Costs	1,381,809	1,320,570	557,422

Note 4.	Income Tax Benefit

The Company has approximately  tax losses of A$30,138,000  (2016: A$27,955,616), representing a Deferred Tax Asset of A$8,287,950  (at 27.5%) (2016: A$8,386,685) (at 30%) that has not been recognized in the Financial Statements, refer to Note 1(f).

Note 5.	Key Management Personnel Compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

The Directors of Immuron Limited during the year ended 30 June 2017 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Dr. Roger Aston, Independent non-executive chairman

Mr. Peter Anastasiou, Executive vice chairman

Mr. Daniel Pollock, Independent non-executive director

Mr. Stephen Anastasiou, Independent non-executive director

Prof. Ravi Savarirayan, Independent non-executive director (appointed 7 April 2017)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year with the following changes subsequent to 30 June 2017:

Dr. Jerry Kenellos, Interim Chief Executive Officer (CEO), (appointed 3 August 2017) and Chief Operating & Scientific Officer (COSO)

Mr. Thomas Liquard, Chief Executive Officer (CEO), (resigned 3 August 2017)

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	30 June 2017	30 June 2016	30 June 2015
	AUD$	AUD$	AUD$

Key Management Personnel Compensation
Short-term employee benefits	681,666	652,514	358,908
Post-employment benefits	25,947	26,004	14,908
Share-based payments	353,670	1,606,275	—
Total Key Management Personnel Compensation	1,061,283	2,284,793	373,816

Note 6.	Loss per Share

		30 June 2017	30 June 2016	30 June 2015
		AUD$	AUD$	AUD$

Basic/Diluted loss per share (in cents)		6.400	9.248	3.592

a)	Net loss used in the calculation of basic and diluted loss per share	6,804,154	7,068,767	2,691,820

b)	Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	105,866,110	76,435,993*	74,935,902

*	This amount includes 182,169 of weighted average shares for ordinary shares in relation to the A$4,511,378 received in capital raising that was not issued as of 30 June 2016.

The Company is currently in a loss making position any thus the impact of any potential issuance of shares is concluded as anti-dilutive which includes the Company’s options and warrants Convertible Notes payable. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Note 7.	Cash and Cash Equivalents

	30 June 2017	30 June 2016
	AUD$	AUD$

Cash at Bank:
Cash at bank	3,994,924	2,290,639
Total Cash and Cash Equivalents	3,994,924	2,290,639

The interest rate on cash at bank at 30 June 2017 was 1% (2016: between 0.95% to 0.03%)

Note 8.	Trade and Other Receivables

	30 June 2017	30 June 2016
	AUD$	AUD$

Current
Trade receivables	270,125	154,217
Accrued income [1]	1,498,112	1,621,416
Subscription receivables [2]	—	2,612,139
Total Trade and Other Receivables	1,768,237	4,387,772

*	All trade receivables are non-interest bearing.

1	Primarily comprises of receivables from the Australian Tax Office in relation to R&D tax concession for the year.

2	Represents uncleared funds from the Capital Raising as at 30 June 2016. Funds were received on 7 July 2016 upon the issuance of shares.

Note 9.	Inventories

	30 June 2017	30 June 2016
	AUD$	AUD$

Inventory
Raw materials	1,793,882	1,259,445
Work in Progress	48,425	121,513
Finished goods	357,478	269,156
Prepaid inventory and supplies	136,342	405,953
Total Inventory	2,336,127	2,056,067

As certain raw materials held by the Company at 30 June 2017 may approach their expiration date for clinical use in the future, management has alternative options to utilise these inventories for R&D, or sale as non-clinical products.

Note 10.	Other Assets

	30 June 2017	30 June 2016
	AUD$	AUD$

Current
Prepayments	168,366	74,943
Total Other Assets	168,366	74,943

Note 11.	Controlled Entities

The Company’s subsidiaries at 30 June 2017 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

	Country of	Percentage of Ownership
	Incorporation	30 Jun 2017	30 Jun 2016

Parent Entity:
Immuron Limited	Australia	—	—

Subsidiaries of Immuron Limited:
Immuron Inc.	USA	100%	100%
Anadis EPS Pty Ltd*	Australia	100%	100%

(*)This company is a wholly owned subsidiary of Immuron Limited and was formed for the sole purpose to act as trustee for the Immuron Limited Executive Officer Share Plan Trust. All costs associated with the operations of this company are borne by Immuron Limited. Consolidated accounts have not been prepared as the net assets and trading activity of Anadis ESP Pty Ltd are not material.

Note 12.	Trade and Other Payables

	30 June 2017	30 June 2016
	AUD$	AUD$

Current
Trade payables	699,530	1,517,255
Accrued expenses	568,988	417,090
Other payables	58,044	52,062
Total	1,326,562	1,986,407

Note 13.	Other Liabilities

	30 June 2017	30 June 2016	30 June 2015
	AUD$	AUD$	AUD$

Other Liabilities
Convertible Notes*	226,000	1,128,117	—
Deferred Revenue**	19,139	—	—
Borrowings***	139,864	772,397
Total	385,003	1,900,514	—

(*) Convertible Notes:

On 17 February 2016, the Company secured A$1,700,000 in funding with a New York-based Investment Fund. The facility is being used to fund the immediate start of the clinical phase for IMM-529 in Clostridium difficile.

The investment was structured in 3 tranches with a mix of equity financing and convertible securities according to the following:

Tranche #1	- A$100,000 private placement of securities plus a A$600,000 repayable Convertible Notes with A$78,000 finance charge;

Tranche #2	- 45 days after issuance of the tranche 1, the Company has the right to call a second Tranche as per Tranche 1 terms.

Tranche #3	- by mutual consent, A$339,000 Face Value repayable Convertible Notes issuable on same terms as Tranche 1 and 2. Tranche #3 has not been issued as of the issuance date of the consolidated financial statements.

The Convertible Notes were repayable monthly over an 18 month period with each repayment to be settled at Immuron’s discretion by:

a)	the issuance of new shares at a 10% discount to a 5 Day Volume Weighted Average Price (VWAP) over the 20 trading days immediately prior to a repayment due date; or

b)	cash repayment plus a 2.5% premium to the repayment amount.

Immuron drew down Tranche 1 and Tranche 2 of the Convertible Note during fiscal year 2016.

Immuron repaid A$902,117 in cash during the 2017 financial year and repaid A$77,217 in cash and A$150,666 in shares prior to 30 June 2016, as disclosed under Note 15. The balance of the outstanding convertible note as at 30 June 2017 was repaid during July 2017 and August 2017 with the liability being fully extinguished by 10 September 2017.

(**) Deferred Revenue:

This amount represents amounts billed by the Company for undelivered goods.

(***) Borrowings:

The Company has financed A$162,457 for its insurance policies during the year ended June 30, 2017. Principal and interest (A$8,561) is to be repaid monthly by Immuron over a 11 month term. See Note 20 relating to the Borrowing outstanding at June 30, 2016.

Note 14.	Commitments and Contingencies

30 June 2017
AUD$

Lease commitments not recognized in the financial statements:
- not later than 12 months	39,524
- between 1 and 5 years	19,762
Total	59,286

1	The property lease is a non-cancellable lease with a 3 year term, with rent payable monthly in advance. The minimum lease payments shall be increased by CPI per annum. An option exists to renew the lease at the end of the 3 year term for an additional term of 3 years. The current 3 year lease period expires in December 2018.

The Group has recognised A$46,082, A$25,501 and A$41,624 of rental expenses in its Statement of Profit or Loss and Other Comprehensive Income for the year 2017, 2016 and 2015, respectively, as Corporate Administration Expense.

Note 15.	Contributed Equity

	30 June 2017		30 June 2016		30 June 2015
	No.	AUD$	No.	AUD$	No.	AUD$

Fully Paid Ordinary Shares (No par value)
Balance at beginning of year	80,099,646	45,633,354	74,964,232	40,335,347	2,995,662,120	40,325,295
Capital consolidation (40:1)	—	—	—	—	(2,920,770,804)	—
Shares issued during the year	49,941,771	9,965,323	5,135,414	1,721,789	72,916	11,667
Shares to be issued (*)	—	—	—	4,511,378	—	—
Treasury shares	—	—	—	(800,000)	—	—
Transactions costs	—	(2,037,557)	—	(135,160)	—	(1,615)
Movement to Retained Earnings		71,875	—	—	—	—
Total Contributed Equity	130,041,417	53,632,995	80,099,646	45,633,354	74,964,232	40,335,347

(*) As at 30 June 2016, the Company was committed to issue 18,045,512 ordinary shares in relation to the A$4,511,378 received in capital raising.

During the Full Year ended 30 June 2017, the Company issued the following securities:

			Issue Price	Total Value
Date	Details	No.	AUD$	AUD$
7 Jul 2016	Right issue*	18,045,512	—	—
7 Jul 2016	Right issue	3,275,466	0.250	818,867
29 Sep 2016	Right issue to oversubscribes and private placement	3,968,916	0.250	992,229
2 Dec 2016	Shares under ESOP – for 6 months service (vesting monthly)	251,877	0.245	61,710
9 Jun 2017	Shares issued on NASDAQ (equivalent to 610,000 ADSs)**	24,400,000	0.332	8,092,517
Total 2017 Movement		49,941,771		9,965,323

(*) As at 30 June 2016, the Company was committed to issue 18,045,512 of ordinary shares in relation to the A$4,511,378 received in capital raising. These shares were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these new fully paid ordinary shares were issued to Grandlodge on the same terms and conditions as all other subscribers.

(**) Grandlodge participated in our NASDAQ IPO and acquired 32,707 ADRs and 32,707 Warrants.

During the Full Year ended 30 June 2016, the Company issued the following securities:

			Issue Price	Total Value
Date	Details	No.	AUD$	AUD$
18 Sep 2015	Exercise of IMCAI Unlisted Options	218,750	0.376	82,250
30 Sep 2015	Exercise of IMCAI Unlisted Options	93,750	0.376	35,250
19 Oct 2015	Exercise of IMCAI Unlisted Options by Grandlodge	556,000	0.376	209,056
13 Nov 2015	Exercise of IMCAI Unlisted Options	41,666	0.376	15,667
27 Nov 2015	Issue of Shares in lieu of cash payment for services as per Resolution 4 of the Annual General Meeting (AGM) held on 25 Nov 2015	546,875	0.160	87,500
24 Feb 2016	Issue in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17 Feb 2016	294,118	0.340	100,000
24 Feb 2016	Issue of fully paid escrow shares as security for any repayment default of the Convertible Loan in accordance with executed funding agreement with a New York based Investment fund provider and announced to the ASX on 17 Feb 2016	2,000,000	0.400	800,000
13 Apr 2016	Issue in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17 Feb 2016	326,797	0.306	100,000
18 Apr 2016	First repayment of Convertible Notes Security in accordance with executed funding agreement with a New York based investment fund provider announced to the ASX on 17 Feb 2016	241,764	0.312	75,333
16 May 2016	Exercise of IMCAI Unlisted Options	150,000	0.276	41,400
16 May 2016	Second repayment of Convertible Notes Security in accordance with executed funding agreement with a New York based investment fund provider announced to the ASX on 17 Feb 2016	265,694	0.284	75,333
31 May 2016	Issue of Shares in lieu of cash payment for services received	400,000	0.250	100,000
30 Jun 2016	Shares to be Issued from Capital Raising as at 30 June 2016	—	—	4,511,378
Total 2016 Movement		5,135,414		6,233,167

During the Full Year ended 30 June 2015, the Company issued the following securities:

			Issue Price	Total Value
Date	Details	No.	AUD$	AUD$

20 Nov 2014	Capital Consolidation on a 40:1 basis approved by shareholders at the Company’s Annual General Meeting held on 13 Nov 2014	(2,920,770,804)	—	—
21 Nov 2014	Issue of shares to supplier in lieu of cash payment for services rendered approved by shareholders at the Company’s Annual General Meeting held on 13 Nov 2014	72,916	0.160	11,667
Total 2015 Movement		(2,920,697,888)		11,667

The value of all share based payments of stock is per the terms of an underlying agreement or based on the fair value of the stock on the date of the transaction.

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands. The ordinary shares have no par value.

Note 16.	Reserves

Nature and Purpose of the Reserve

The reserve recognises option reserves which are the expense recognised in respect of share based payments, and foreign currency translation reserve arising from translation of foreign subsidiary.

	30 June 2017		30 June 2016		30 June 2015
	No.	AUD$	No.	AUD$	No.	AUD$

Options over Fully Paid Ordinary Shares
Opening balance	9,937,629	2,132,301	7,188,676	560,646	365,542,766	666,592
Capital consolidation (40:1)	—	—	—	—	(356,404,893)	—
Options issued during the year	56,002,894	136,784	7,425,532	285,600	—	—
Granted options to be issued*	—	—	—	—	1,000,000	—
Options exercised during the year	—	—	(1,060,166)	(71,875)	—	—
Expense of vested options	—	333,950	—	1,606,275	—	4,375
Lapse of unexercised options	(2,250,000)	(168,900)	(3,616,413)	(248,345)	(2,949,197)	(110,321)
Closing Balance	63,690,523	2,434,135	9,937,629	2,132,301	7,188,676	560,646

	30 June 2017		30 June 2016		30 June 2015
	No.	AUD$	No.	AUD$	No.	AUD$

Foreign currency translation reserve
Opening balance		(3,735)		(12,581)		—
Movement during the year		40,017		8,846		(12,581)
Closing balance		36,282		(3,735)		(12,581
Total Reserves	63,690,523	2,470,417	9,937,629	2,128,566	7,188,676	548,065

(*) On 9 December 2016, the Company issued 1 million options exercisable at A$0.50 per option expiring on April 1, 2017 to an employee under the Company’s ESOP following the successful completion of the related milestone pertaining to a minimum recruitment of 100 patients into the Company’s NASH Phase 2 clinical trial

During the Full Year ended 30 June 2017, the Company issued the following options:

Date	Details	No.	AUD$	AUD$
7 Jul 2016	Right issue**	18,045,512	—	—
7 Jul 2016	Right issue	3,275,466	—	—
29 Sep 2016	Right issue to oversubscribes and private placement	3,968,916	—	—
9 Dec 2016	Unlisted options in lieu of services	200,000	0.143	28,620
9 Jun 2017	Options issued to cover equivalent of 610,000 warrants on issue with NASDAQ	24,400,000	0.00033	8,101
9 Jun 2017	Options issued to cover equivalent of 35,075 warrants on issue with NASDAQ	1,403,000	0.00033	463
13 Jun 2017	Options issued to cover equivalent of 91,500 warrants on issue with NASDAQ	3,660,000	0.00033	1,215
22 Jun 2017	Unlisted options in lieu of services	1,050,000	0.094	98,385
Total 2017 Movement		56,002,894		136,784

(**) As at 30 June 2016, the Company was committed to issue 18,045,512 options in relation to the A$4,511,378 received in capital raising. These options were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these options were issued to Grandlodge on the same terms and conditions as all other subscribers.

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at A$0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

During the Full Year ended 30 June 2016, the Company issued the following options:

			Issue Price	Total Value
Date		No.	AUD$	AUD$

27 Nov 2015	Issue of Unlisted Options in lieu of cash payment for additional services as per Resolution 5A - 5D of the AGM held on 25 Nov 2015	6,000,000	—	1,606,275
18 Feb 2016	Issue in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17 Feb 2016	1,000,000	0.186	185,600
31 May 2016	Issue of Unlisted Options in lieu of cash payment for services received	425,532	0.235	100,000
Total 2016 Movement		7,425,532		1,891,875

During the Full Year ended 30 June 2015, the Company issued the following options:

			Issue Price	Total Value
Date		No.	AUD$	AUD$

20 Nov 2014	Capital Consolidation on a 40:1 basis approved by shareholders at the Company’s Annual General Meeting held on 13 Nov 2014	(356,404,893)	—	—
1 April 2015	Granted unlisted options to be issued to employees under ESOP	1,000,000	—	—
Total 2015 Movement		(355,404,893)		—

Note 17.	Segments Reporting

Primary Reporting Format - Business Segments

The entity has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

The executive management team considers the business from both a product and a geographic perspective and has identified three reportable segments.

Segments

Research and Development (R&D)

–	Income and expenses directly attributable to the Company’s research and development projects performed in Australia and Israel.

HyperImmune Products

–	Income and expenses directly attributable to Travelan activities which occur in Australia, New Zealand, Canada and the United States. In 2017, the Company earned 64%, 10% and 26% of its revenues from customers located in Australia, Canada and United States, respectively. In 2016, the Company earned 78% and 4% and 18% of its revenues from customers located in Australia, Canada and United States, respectively. In 2015, the Company earned 75%, 2% and 23% of its revenues from customers located in Australia, United States and Canada, respectively.

Corporate

–	Other items of income and expenses not directly attributable to R&D or HyperImmune Products segment are disclosed as corporate costs. Corporate activities primarily occur within Australia. This segment includes interest expenses from financing activities and depreciation.

	Research &	HyperImmune
	Development	Products	Corporate	Total
30 June 2017	AUD$	AUD$	AUD$	AUD$

Segment Revenue & Other income
Revenue from external customers	—	1,396,197	—	1,396,197
R&D tax concession refund	1,575,315	—	—	1,575,315
Interest income	—	—	8,386	8,386
Other income	25,000	5,672	—	30,672
Total Segment Revenues & Other income	1,600,315	1,401,869	8,386	3,010,570

Segment Expenses
Depreciation	—	—	(4,922)	(4,922)
Finance costs	—	—	(24,483)	(24,483)
Share-based payments	(188,481)	—	(334,184)	(522,665)
Other operating expenses	(4,805,874)	(1,017,169)	(3,439,611)	(9,262,654)
Total Segment Expenses	(4,994,355)	(1,017,169)	(3,803,200)	(9,814,724)
Income Tax Expenses	—	—	—	—
(Loss)/Profit for the Period	(3,394,040)	384,700	(3,794,814)	(6,804,154)

Assets
Segment assets	1,498,112	2,585,755	4,202,624	8,286,491
Total Assets	1,498,112	2,585,755	4,202,624	8,286,491

Liabilities
Segment liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)
Total Liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)

	Research &	HyperImmune
	Development	Products	Corporate	Total
30 June 2016	AUD$	AUD$	AUD$	AUD$

Segment Revenue & Other income
Revenue from external customers	—	1,001,077	—	1,001,077
R&D tax concession refund	1,512,840	—	—	1,512,840
Interest income	—	—	12,165	12,165
Other income	—	10,200	3,810	14,010
Total Segment Revenues & Other income	1,512,840	1,011,277	15,975	2,540,092

Segment Expenses
Depreciation	—	—	(3,892)	(3,892)
Finance costs	—	—	(156,000)	(156,000)
Share-based payments	—	—	(2,079,375)	(2,079,375)
Other operating expenses	(3,623,961)	(570,183)	(3,175,448)	(7,369,592)
Total Segment Expenses	(3,623,961)	(570,183)	(5,414,715)	(9,608,859)
Income Tax Expenses	—	—	—	—
(Loss)/Profit for the Period	(2,111,121)	441,094	(5,398,740)	(7,068,767)

Assets
Segment assets	1,512,840	2,318,860	4,995,784	8,827,484
Total Assets	1,512,840	2,318,860	4,995,784	8,827,484

Liabilities
Segment liabilities	(769,434)	(538,806)	(2,578,681)	(3,886,921)
Total Liabilities	(769,434)	(538,806)	(2,578,681)	(3,886,921)

	Research &	HyperImmune
	Development	Products	Corporate	Total
30 June 2015	AUD$	AUD$	AUD$	AUD$

Segment Revenue & Other income
Revenue from external customers	—	1,002,380	—	1,002,380
R&D tax concession refund	1,478,581	—	—	1,478,581
Interest income	—	—	112,440	112,440
Total Segment Revenues & Other income	1,478,581	1,002,380	112,440	2,593,401

Segment Expenses
Depreciation	—	—	(3,719)	(3,719)
Finance costs	—	—	—	—
Share-based payments	—	—	(16,042)	(16,042)
Other operating expenses	(3,018,294)	(509,301)	(1,737,865)	(5,265,460)
Total Segment Expenses	(3,018,294)	(509,301)	(1,757,626)	(5,285,221)
Income Tax Expenses	—	—	—	—
(Loss)/Profit for the Period	(1,539,713)	493,079	(1,645,186)	(2,691,820)

Assets
Segment assets	1,478,581	1,359,315	3,180,516	6,018,412
Total Assets	1,478,581	1,359,315	3,180,516	6,018,412

Liabilities
Segment liabilities	(502,178)	(494,647)	(210,985)	(1,207,810)
Total Liabilities	(502,178)	(494,647)	(210,985)	(1,207,810)

Information on major customers:

During the years ended 30 June 2017, 2016 and 2015, the Company had the following major customers (and their respective contribution to the Group’s total revenue):

	2017	2016	2015
Customer A	13%	16%	17%
Customer B	34%	43%	33%
Customer C	15%	22%	26%
Customer D	15%	*	*
Customer E	10%	*	28%

* Less than 10% of revenue for the respective year.

No other single customers contributed 10% or more to the Group’s revenue for all periods.

Note 18.	Cash Flow Information

(a)	Reconciliation of cash flow from operations with loss after income tax

	30 June 2017	30 June 2016	30 June 2015
	AUD$	AUD$	AUD$

Net Loss for the Year	(6,804,154)	(7,068,767)	(2,691,820)

Non-Cash
Add depreciation expense	4,922	3,892	3,719
Add change in fair value and interest accrued on borrowings	8,561	178,401	—
Add back equity issued for non-cash consideration	—	187,500	11,667
Add back share based payments expense	522,665	1,891,875	4,375

Changes in Working Capital
Add decreases / (increases) in current trade and other receivables	7,396	(84,004)	(460,204)
Add decreases / (increases) in other current assets	69,034	(30,015)	329,130
Add (increases) in inventory	(280,060)	(909,800)	(580,310)
Add (decreases) / increases in current trade and other payables and deferred revenue	(559,452)	672,582	362,510
	(7,031,088)	(5,158,336)	(3,020,933)

(b)	Non-cash financing and investing activities

See Note 8 for details on the uncleared funds of A$2,612,139 from capital raising as at 30 June 2016.

An amount of A$114,861 of capital raising costs were recognised as expenses but remained unpaid during the period as at 30 June 2016.

The Company has financed A$162,457 for its insurance policies during the year ended June 30, 2017, which has been recorded to Borrowings and Other Assets at June 30, 2017.

See Note 19 for details regarding issues of options to employees and for details surrounding the issue of shares to suppliers.

Note 19.	Share-based Payments

Executives and consultants may be provided with longer-term incentives through the Company’s ESOP, to allow the executives and consultants to participate in, and benefit from, the growth of the Company as a result of their efforts and to assist in motivating and retaining these key employees over the long term.

(a)	Options Issued under the ESOP

The following table illustrates the number and weighted average exercise price of and movement in share options issued under the scheme during the year:

	30 June 2017		30 June 2016		30 June 2015
		Weighted Avg		Weighted Avg		Weighted Avg
	Number of	Exercise Price	Number of	Exercise Price	Number of	Exercise Price
	Options	AUD$	Options	AUD$	Options	AUD$

Outstanding at the beginning of the year	1,062,500	1.560	1,856,150	0.440	36,246,031	0.011
Capital consolidation (40:1)	—	—	—	—	(35,339,881)	—
Options granted during the year	1,250,000	0.500	—	—	—	—
Granted options to be issued*	—	—	—	—	1,000,000	0.500
Options exercised	—	—	(150,000)	0.276	—	—
Lapse of unexercised options	(1,000,000)	0.500	(643,650)	0.276	(50,000)	(1.556)
Options Outstanding at End of the Year	1,312,500	0.550	1,062,500	0.562	1,856,150	0.440
Options Exercisable at the End of the Year	1,312,500	0.550	62,500	1.556	856,150	0.369

(*) On 9 December 2016, the Company issued 1 million options exercisable at A$0.50 per option expiring on April 1, 2017 to an employee under the Company’s ESOP following the successful completion of the related milestone pertaining to a minimum recruitment of 100 patients into the Company’s NASH Phase 2 clinical trial.

The options outstanding at 30 June 2017 have a weighted average remaining contractual life of 1.39 years (2016: 0.79 years) and exercise prices ranging from A$0.50 to A$1.56 (2016: from A$0.50 to A$1.556).

(b)	Options Issued to Directors

The following table illustrates the number and weighted average exercise price of and movement in share options issued to directors during the year:

	30 June 2017		30 June 2016		30 June 2015
		Weighted Avg		Weighted Avg		Weighted Avg
	Number of	Exercise Price	Number of	Exercise Price	Number of	Exercise Price
	Options	AUD$	Options	AUD$	Options	AUD$

Outstanding at the beginning of the year	7,000,000	0.456	1,000,000	0.456	40,000,000	0.011
Capital consolidation (40:1)	—	—	—	—	(39,000,000)	—
Options granted during the year	—	—	6,000,000	0.500	—	—
Lapse of unexercised options	(1,000,000)	0.460	—	—	—	—
Options Outstanding at End of the Year	6,000,000	0.500	7,000,000	0.494	1,000,000	0.456
Options Exercisable at the End of the Year	5,000,000	0.500	1,000,000	0.456	1,000,000	0.456

The options outstanding at 30 June 2017 have a weighted average remaining contractual life of 2.41 years (2016: 2.94 years) and exercise price of A$0.50 (2016: A$0.456 to A$0.50).

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at A$0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

(c)	Other options/warrants issued

	30 June 2017		30 June 2016		30 June 2015
		Weighted Avg		Weighted Avg		Weighted Avg
	Number of	Exercise Price	Number of	Exercise Price	Number of	Exercise Price
	Options	AUD$	Options	AUD$	Options	AUD$

Outstanding at the beginning of the year	1,875,129	0.561	4,332,526	0.400	289,296,735	0.022
Capital consolidation (40:1)	—	—	—	—	(282,065,012)	—
Options granted during the year	54,752,894	0.430	1,425,532	0.549	—	—
Options exercised	—	—	(910,166)	0.376	—
Lapse of unexercised options	(250,000)	0.460	(2,972,763)	0.376	(2,899,197)	1.556
Options Outstanding at End of the Year	56,378,023	0.440	1,875,129	0.561	4,332,526	0.400
Options Exercisable at the End of the Year	56,378,023	0.440	1,875,129	0.561	4,332,526	0.400

The options outstanding at 30 June 2017 have a weighted average remaining contractual life of 3.57 years (2016: 2.85 years) and exercise prices ranging from A$0.30 to A$1.94 (2016: from A$0.30 to A$1.944).

(d)	Vesting Terms of Options

The following summarizes information about options held by employees, Directors and third parties as at 30 June 2017:

Issue Date	Number of Options	Vesting Conditions	Expiry Date	Exercise Price AUD$
29 Jun 2012	14,493	Nil	30 Nov 2021	AUD$	1.944
29 Jun 2012	29,668	Nil	17 Jan 2022	AUD$	1.876
15 Nov 2012	62,500	25% per annum	1 Nov 2017	AUD$	1.556
3-Mar-14	15,380	Nil	28 Feb 2019	AUD$	1.892
29-May-14	140,056	Nil	28 May 2019	AUD$	0.300
27 Nov 2015	6,000,000	See below	27 Nov 2019	AUD$	0.500
18 Feb 2016	1,000,000	Nil	24 Feb 2019	AUD$	0.570
31 May 2016	425,532	Nil	27 Nov 2019	AUD$	0.500
7 Jul 2016	25,289,894	Nil	30 Nov 2019	AUD$	0.550
9 Dec 2016	200,000	Nil	27 Nov 2019	AUD$	0.500
9 Jun 2017	24,400,000	Nil	13 Jun 2022	AUD$	0.326
13 Jun 2017	3,660,000	Nil	13 Jun 2022	AUD$	0.326
22 Jun 2017	1,050,000	Nil	1 Oct 2018	AUD$	0.500

In addition, the Company accrued and issued the below equity that is not presented in the above table:

●	On 9 June 2017, the Company accrued 1,403,000 Options to be issued to the underwriters to cover equivalent of 35,075 warrants with NASDAQ.

●	On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at A$0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

November 2012 Options

The options with an issue date of 15 November 2012, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price of A$1.556*. There are no performance conditions attached to the options as the options vest accordingly to the following anniversary dates:

-	25% of the total quantum of these options issued vested immediately upon issue

-	25% of the total quantum of these options issued vest on 1 July 2013

-	25% of the total quantum of these options issued vest on 1 July 2014

-	25% of the total quantum of these options issued vest on 1 July 2015

November 2015 Options

The options with an issue date of 27 November 2015, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price of A$0.500. Options vest based on month of continuous services completed as per the following:

-	5,000,000 Options which vested on 6 August 2016 – subject to completion of 12 months’ continuous services as a Director of the Company

-	1,000,000 Options which vested on 6 August 2017 – subject to completion of 24 months’ continuous services as a Director of the Company

(e)	Deemed Valuation of Options

The fair value of options granted by the company as stock-based compensation is estimated as at the grant date using Black-Scholes model taking into account the terms and conditions upon which the options were granted.

November 2012 Options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	As per above
Dividend yield		—
Expected volatility		70%
Risk-free interest rate		3.25%
Expected life of option (years)		5 years
Option exercise price	AUD$	0.04
Weighted average share price at grant date	AUD$	0.017
Value per option	AUD$	0.280 *

*	The above value has been adjusted for 40:1 share consolidation which was completed on 20 Nov 2014.

November 2015 Options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	As per above
Dividend yield		—
Expected volatility		100%
Risk-free interest rate		2.11%
Expected life of option (years)		4 years
Option exercise price	AUD$	0.5000
Weighted average share price at grant date	AUD$	0.465
Value per option	AUD$	0.3186

February 2016 Options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield		—
Expected volatility		97%
Risk-free interest rate		1.73%
Expected life of option (years)		3 years
Option exercise price	AUD$	0.5700
Weighted average share price at grant date	AUD$	0.36
Value per option	AUD$	0.1856

May 2016 Options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield		—
Expected volatility		84%
Risk-free interest rate		2.11%
Expected life of option (years)		4 years
Option exercise price	AUD$	0.5000
Weighted average share price at grant date	AUD$	0.41
Value per option	AUD$	0.235

December 2016 Options

Pursuant to an agreement entered between the Company and a consultant on 1 April 2015, the Company granted 1,000,000 options, which were issued and vested on 9 December 2016, and each option entitles the holder to purchase one ordinary share of the Company at an exercise price of A$0.500. These options were issued and vested following the successful completion of related milestone pertaining to a minimum recruitment of 100 patients into the Company’s NASH Phase 2 clinical trial.

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield		—
Expected volatility		100%
Risk-free interest rate		1.69%
Expected life of option (years)		3.17 years
Option exercise price	AUD$	0.5000
Weighted average share price at grant date	AUD$	0.285
Value per option	AUD$	0.1431

June 2017 Options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield		—
Expected volatility		100%
Risk-free interest rate		1.69%
Expected life of option (years)		1.33 years
Option exercise price	AUD$	0.5000
Weighted average share price at grant date	AUD$	0.315
Value per option	AUD$	0.0937

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Note 20.	Related Party Transactions

The transactions with related parties are as follows:

	30 June 2017	30 June 2016	30 June 2015
	AUD$	AUD$	AUD$
Short-term Loan from Grandlodge Capital Pty Ltd:
Grandlodge Capital Pty Ltd (Grandlodge) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Mr David Plush is also an owner of Grandlodge, and its associated entities.

On 1 December 2015, 6 June 2016 and 9 May 2017, Immuron executed a short-term funding agreements with Grandlodge for a principal amount of A$1,000,000 (interest rate of 13%), A$750,000 (interest rate of 15%) and A$500,000 (interest rate of 15%) respectively.

The short-term financings were cash advances against anticipated refund receivable from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for the Company’s eligible R&D expenditure incurred for the financial year 2015, 2016 and 2017.

The loans from December 2015, June 2016 and May 2017, plus applicable fees and interest, was repaid to Grandlodge on 10 February 2016, 2 December 2016 and 23 June 2017, respectively. Interest expense was approximately A$57,000 and A$31,000 for the years ended 30 June 2017 and 2016, respectively. In addition, the Company incurred approximately A$35,000 of loan fees for the year ended 30 June 2016.
Total paid by the Company to Grandlodge Pty Ltd during the year:	1,329,007	1,043,863	N/A
At year end the Company owed Grandlodge Pty Ltd:	—	772,397	N/A

	30 June 2017	30 June 2016	30 June 2015
	AUD$	AUD$	AUD$
Services rendered by Grandlodge Pty Ltd to Immuron Ltd:
Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies.

Commencing on 1 June 2013, Grandlodge was verbally contracted on terms to provide warehousing, distribution and invoicing services for Immuron’s products for A$70,000 per year.

These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of A$0.16 per share representing the share price of our ordinary shares at the commencement of the verbal agreement.

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this verbal agreement were subject to the approval of Immuron shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the verbal agreement, unless both parties agree to an alternative method of payment.

The verbal agreement is cancellable by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Service fees paid to Grandlodge Pty Ltd during the year through the issue of equity:	—	87,500	11,667
Total paid by the Company to Grandlodge Pty Ltd during the year:	—	87,500	11,667
At year end the Company owed Grandlodge Pty Ltd:	105,000	35,000	58,333

	30 June 2017	30 June 2016	30 June 2015
	AUD$	AUD$	AUD$
Premises Rental services received from Wattle Laboratories Pty Ltd to Immuron Ltd:
Wattle Laboratories Pty Ltd (“Wattle”) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Commencing on 1 January 2016, Immuron executed a Lease Agreement with Wattle whereby Immuron will lease part of their Blackburn office facilities for Immuron’s operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective 1 January 2017, the annual rent was increased to A$39,525.

The lease is for a 3 year term with an additional 3 year option period.

The lease is cancellable by either party upon 6 months written notice of termination of the agreement.

Rental fees paid to Wattle Laboratories Pty Ltd during the year through the issue of equity:	—	—	N/A
Total paid by the Company to Wattle Laboratories Pty Ltd during the year:	35,792	19,470	N/A
At year end the Company owed Wattle Laboratories Pty Ltd:	—	21,417	N/A

Note 21.	Financial Risk Management Objectives and Policies

(a)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, borrowings and Convertible Notes:

	30 June 2016	30 June 2016
	AUD$	AUD$

Cash and cash equivalents	3,994,924	2,290,639
Trade and other receivables	1,768,237	4,387,772
Trade and other payables	(1,326,562)	(1,986,407)
Borrowings (See Notes 13 and 20)	(139,864)	(772,397)
Convertible notes	(226,000)	(1,128,117)

The fair values of cash and cash equivalents, trade and other receivables and trade and other payables approximate their carrying amounts largely due to being liquid assets and payables will be settled within 12 months.

(b)	Risk Management Policy

The Board is responsible for overseeing the establishment and implementation of the risk management system, and reviews and assesses the effectiveness of the Company’s implementation of that system on a regular basis.

The Board and Senior Management identify the general areas of risk and their impact on the activities of the Company, with Management performing a regular review of:

the major risks that occur within the business;

the degree of risk involved;

the current approach to managing the risk; and

if appropriate, determine:

○	any inadequacies of the current approach; and

○	possible new approaches that more efficiently and effectively address the risk.

Management report risks identified to the Board through the monthly Operations Report.

The Company seeks to ensure that its exposure to undue risk which is likely to impact its financial performance, continued growth and survival is minimised in a cost effective manner.

(c)	Significant Accounting Policies

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis for measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

The carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables and financial liabilities represents their fair values determined in accordance with the accounting policies disclosed in Note 1. Interest income on cash and cash equivalents is disclosed in Note 2.

(d)	Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value.

In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company’s constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, reserves and accumulated losses disclosed in Notes 15 and 16.

By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company’s Management the Board monitors the need to raise additional equity from the equity markets.

Financial Risk Management

The main risks the Company is exposed to through its operations are interest rate risk, foreign exchange risk, credit risk and liquidity risk.

Interest Rate Risk

The Company is exposed to interest rate risks via the cash and cash equivalents and borrowings that it holds. Interest rate risk is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates. The objective of managing interest rate risk is to minimise the Company’s exposure to fluctuations in interest rate that might impact its interest revenue and cash flow.

Interest rate risk is considered when placing funds on term deposits. The Company considers the reduced interest rate received by retaining cash and cash equivalents in the Company’s operating account compared to placing funds into a term deposit. This consideration also takes into account the costs associated with breaking a term deposit should early access to cash and cash equivalents be required.

There has been no change to the Company’s exposure to interest rate risk or the manner in which it manages and measures its risk in the year ended 30 June 2017.

Foreign Currency Risk

The Company is exposed to foreign currency risk via the trade and other receivables and trade and other payables that it holds. Foreign currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company aims to take a conservative position in relation to foreign currency risk hedging when budgeting for overseas expenditure however, the Company does not have a policy to hedge overseas payments or receivables as they are highly variable in amount and timing, due to the reliance on activities carried out by overseas entities and their billing cycle.

The following financial assets and liabilities are subject to foreign currency risk:

	30 June 2017	30 June 2016
	AUD$	AUD$
Cash and cash equivalents (AUD/USD)	2,770,682	40,702
Trade and other receivable (AUD/USD)	126,207	127,110
Trade and other payables (AUD/USD)	502,651	564,104
Trade and other payables (AUD/CHF)	—	10,069
Trade and other payables (AUD/NZD)	—	452,599
Trade and other payables (AUD/ISL)	20,489	46,260

Foreign Currency purchase:

On 25 August 2016 on behalf of Immuron, Grandlodge purchased US$1,500,000 at the cost of A$1,968,762. On the same day Immuron paid Grandlodge A$1,968,762 to settle this transaction. On 12 September 2016 Grandlodge returned the US$1,500,000 purchase to Immuron. Grandlodge received no financial gains or benefits from this transaction.

Foreign currency risk is measured by regular review of cash forecasts, monitoring the dollar amount and currencies that payment are anticipated to be paid in. The Company also considers the market fluctuations in relevant currencies to determine the level of exposure. If the level of exposure is considered by Management to be too high, then Management has authority to take steps to reduce the risk.

Steps to reduce risk may include the acquisition of foreign currency ahead of the anticipated due date of an invoice, or may include negotiations with suppliers to make payment in our functional currency, or may include holding receipted foreign currency funds in a foreign currency denominated bank account to make future payments denominated in that same currency. Should Management determine that the Company consider taking out a hedge to reduce the foreign currency risk, they would need to seek Board approval.

The Company conducts some activities outside of Australia which exposes it to transactional currency movements, where the Company is required to pay in a currency other than its functional currency.

There has been no change in the manner the Company manages and measures its risk in the year ended 30 June 2017.

The Company is exposed to fluctuations as noted in the table above. Analysis is conducted on a currency by currency basis using sensitivity variables.

The Company has conducted a sensitivity analysis of the Company’s exposure to foreign currency risk. The analysis shows that if the Company’s exposure to foreign currency risk was to fluctuate as disclosed below and all other variables had remained constant, then the foreign currency sensitivity impact on the Company’s loss after tax and equity would be as follows:

	30 June 2017	30 June 2016
	(Higher) / Lower	(Higher) / Lower
Trade and Other Payables	AUD$	AUD$
AUD / USD: 2017 +8.00% (2016: +8.00%)	35,186	45,128
AUD / USD: 2017 -8.00% (2016:-8.00%)	(35,186)	(45,128)
AUD / CHF: 2017 +11.00% (2016: +11.00%)	—	1,108
AUD / CHF: 2017 -11.00% (2016: +11.00%)	—	(1,108)
AUD / NZD: 2017 +11.00% (2016: +11.00%)	—	49,786
AUD / NZD: 2017 -11.00% (2016: -11.00%)	—	(49,786)
AUD / ISL: 2017 +11.00% (2016: +11.00%)	2,254	5,089
AUD / ISL: 2017 -11.00% (2016: -11.00%)	(2,254)	(5,089)

Credit Risk

The Company is exposed to credit risk via its cash and cash equivalents and trade and other receivables. Credit risk is the risk that a counter-party will default on its contractual obligations resulting in a financial loss to the Company. To reduce risk exposure for the Company’s cash and cash equivalents, it places them with high credit quality financial institutions.

The Company’s major ongoing customers are the large pharmaceutical companies for the distribution of Travelan and other Hyperimmune products, and Government bodies for the receipt of GST refunds and Research and Development Tax Concession amounts due to the Company from the Australian Tax Office.

The Company has a policy that limits the credit exposure to customers and regularly monitors its credit exposure. The Board believes that the Company does not have significant credit risk at this time in respect of its trade and other receivables. Regarding customers with over 30-day debt balance, management has maintained on-going communication with relevant counter parties in regard of repayment schedule, and concluded that there have been no changes to the initial assessment of credit risk.

The Company has analyzed its trade and other receivables below:

	0 - 30 days	31 - 60 days	61 - 90 days	90 days +	Total
	AUD$	AUD$	AUD$	AUD$	AUD$

2017 Trade and other receivables	173,248	33,731	419	62,727	270,125
2017 R&D tax concession refund	n/a	n/a	n/a	n/a	1,498,112

2016 Trade and other receivables	2,822,116	45,687	—	7,129	2,874,932
2016 R&D tax concession refund	n/a	n/a	n/a	n/a	1,512,840

R&D tax concession refund in each period is recovered upon finalization of the Australian Tax Office’s review of the Company’s annual R&D tax concession claim.

Liquidity Risk

The Company is exposed to liquidity risk via its trade and other payables and its recurring and projected losses.

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet the commitments associated with its financial instruments. Responsibility for liquidity risk rests with the Board who manage liquidity risk by monitoring undiscounted cash flow forecasts and actual cash flows provided to them by the Company’s Management at Board meetings to ensure that the Company continues to be able to meet its debts as and when they fall due.

Contracts are not entered into unless the Board believes that there is sufficient cash flow to fund the additional activity. The Board considers when reviewing its undiscounted cash flow forecasts whether the Company needs to raise additional funding from the equity markets.

The Company has analyzed its trade and other payables below:

	0 - 30 days	31 - 60 days	61 - 90 days	90 days +	Total
	AUD$	AUD$	AUD$	AUD$	AUD$

2017 Trade and other payables and notes payable	1,074,569	102,546	72,052	77,395	1,326,562
2017 Borrowings (see Note 18 for repayment terms)	n/a	n/a	n/a	n/a	139,864
2017 Convertible notes (note 13 for repayment terms)	n/a	n/a	n/a	n/a	226,000

2016 Trade and other payables and notes payable	1,008,089	659,494	299,239	19,585	1,986,407
2016 Borrowings (see Note 20 for repayment terms)	n/a	n/a	n/a	n/a	772,397
2016 Convertible notes (note 13 for repayment terms)	n/a	n/a	n/a	n/a	1,128,117

As at 30 June 2017, the Company maintained a cash and cash equivalents balance of A$3,994,924 (fiscal year 2016: A$2,290,639). Additionally, the Company also recognised a total of A$1,768,237 (fiscal year 2016: A$4,387,772) in receivables, including a A$1,498,112 (fiscal year 2016: A$1,512,840) related to R&D Tax Concession. The 2016 R&D Tax concession was received November 2016. On this basis, even though the company has been in loss making position historically, management is satisfied that the Group is a going concern and are of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in the Consolidated Statement of Financial Position at 30 June 2017.

Note 22.	Events after the Reporting Date

28 July 2017:

-	The Company issued 399,045 fully paid ordinary shares for repayment of A$75,333 Convertible Notes in accordance with funding agreement with a New York based investment funds provider announced to the ASX on 17 February 2017. On 15 September 2017, Immuron Limited completed its final repayment of the Convertible Notes facility ending/terminating the agreement with the Investment Fund.

3 August 2017:

-	The Company announced the resignation of Mr Thomas Liquard and the appointment of Dr Jerry Kanellos as the interim CEO. Immuron’s Chief Operating and Scientific Officer Dr Jerry Kanellos assumed the role of Interim-Chief Executive Officer from 1 August 2017. For Dr Kanellos’ increased role at Immuron his total remuneration package has increased to A$230,000 per annum. Dr Kanellos’ contract has a 30-day termination notice period.

Other than the events listed above, there have not been any other matters or circumstances in the financial statements or notes thereto, that have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of Immuron Limited.

Note 23.	Company Details

The registered office of the Company is:

Level 3, 62 Lygon Street, Carlton, Victoria , Australia 3053.

The principal place of business of the Company is:

Level 3, 62 Lygon Street, Carlton, Victoria , Australia 3053.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Immuron Limited

By:	/s/ Dr. Jerry Kanellos
Dr. Jerry Kanellos
Interim Chief Executive Officer

Dated: November 2, 2017