Form 20-F
period 2018-06-30
Immuron Ltd
filed 2018-10-31
CIK 1660046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

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

+61 (0)3 9824 5254 (phone); +61 (0)3 9822 7735 (fax)

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

Ordinary Shares, as of June 30, 2018…………………..142,778,206

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Emerging growth company ☒	Non-accelerated filer ☒

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Our American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) and warrants (each, a “Warrant”) are listed on the NASDAQ Capital Market under the symbols “IMRN” and “IMRNW”, respectively. Each ADS represents forty (40) of our ordinary shares. Each Warrant has a per ADS exercise price of US$10.00 and expires five years from the date of issuance. Our ordinary shares are also listed on the Australian Securities Exchange under the symbol “IMC.”

Our consolidated financial statements appearing in this annual report are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this annual report comply with the IFRS.

In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States, and all references to “Australian dollars”, “A$” or “AUD$” are to the currency of Australia. Unless otherwise indicated or the context implies otherwise, all references to “we,” “us,” or “our” refers to Immuron Limited, an Australian corporation.

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

The tables below as of and for the four years ended June 30, 2018 set forth selected consolidated financial data, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of June 30, 2018, 2017 and 2016 appear in this annual report. Our consolidated financial data as of June 30, 2016 and 2015 and for the year ended June 30, 2015 have been derived from audited consolidated financial statement not included in the annual report. The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:

	For the year ended June 30,
	2018 AUD$	2017 AUD$	2016 AUD$	2015 AUD$
Consolidated Statement of Profit or Loss and Other Comprehensive Income Data:
Revenue:
Operating Revenue	1,842,909	1,396,197	1,001,077	1,002,380
Total Operating Revenue	1,842,909	1,396,197	1,001,077	1,002,380
Cost of Goods Sold	(418,693)	(337,546)	(301,435)	(316,128)
Gross Profit	1,424,216	1,058,651	699,642	686,252
Sales and Marketing Costs	(282,241)	(407,751)	(133,781)	(76,794)
Freight Costs	(169,458)	(135,377)	(134,967)	(116,379)
Total Gross Profit less Direct Selling Costs	972,517	515,523	430,894	493,079

Other Income	1,850,401	1,614,373	1,539,015	1,591,021

Expenses:
Consulting, Employee and Director	(1,384,298)	(1,689,521)	(2,840,037)	(728,140)
Corporate Administration	(1,336,516)	(1,381,809)	(1,320,570)	(557,422)
Depreciation	(5,047)	(4,922)	(3,892)	(3,719)
Finance Costs	(18,857)	(24,483)	(341,600)	—
Impairment of Inventory	(163,600)	(136,494)	(4,176)	(35,340)
Marketing and Promotion	(370,699)	(789,608)	(487,591)	(304,687)
Research and Development	(2,257,224)	(4,630,674)	(3,623,961)	(3,018,294)
Travel and Entertainment	(297,606)	(276,539)	(416,849)	(128,318)
Loss before income tax	(3,010,929)	(6,804,154)	(7,068,767)	(2,691,820)
Income Tax Expense	—	—	—	—
Loss for the period	(3,010,929)	(6,804,154)	(7,068,767)	(2,691,820)
Other Comprehensive Income / (Loss)	(79,599)	40,017	8,846	(12,581)
Total Comprehensive Loss for the Period	(3,090,528)	(6,764,137)	(7,059,921)	(2,704,401)

Loss per share, basic and diluted (in cents per share)	2.30	6.40	9.248	3.592
Weighted-average number of shares outstanding, basic and diluted	133,660,556	105,866,110	76,435,993	74,935,902

	As of June 30,
	2018 AUD$	2017 AUD$	2016 AUD$	2015 AUD$
Consolidated Statement of Financial Position Data:
Cash	4,727,430	3,994,924	2,290,639	3,116,074
Total current assets	7,050,437	8,267,654	8,809,421	5,998,898
Total assets	9,242,688	8,286,491	8,827,484	6,018,412
Total current liabilities	803,338	1,711,565	3,886,921	1,207,810
Total liabilities	803,338	1,711,565	3,886,921	1,207,810
Total equity	8,439,350	6,574,926	4,940,563	4,810,602

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

Year Ended June 30,	At Period End	Average Rate	High	Low

2014	0.9420	0.9187	0.9672	0.8716
2015	0.7680	0.8382	0.9452	0.7590
2016	0.7426	0.7283	0.7812	0.6867
2017	0.7692	0.7545	0.7724	0.7202
2018	0.7399	0.7753	0.8105	0.7355

Month	High	Low
April 2018	0.7784	0.7543
May 2018	0.7595	0.7445
June 2018	0.7677	0.7355
July 2018	0.7466	0.7322
August 2018	0.7428	0.7233
September 2018	0.7466	0.7222

The exchange rate on October 24, 2018 was US$0.7082 = A$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred losses in every period since we began operations in 1994 and we have reported net losses of A$3,010,929, A$6,804,154, A$7,068,767 and, A$2,691,820 during the fiscal years ended June 30, 2018, 2017, 2016 and 2015, respectively. As of June 30, 2018, our accumulated deficit was A$52,539,415. We are budgeting to continue to incur additional operating losses for the next several years as we expand our research and development activities in fatty-liver diseases, commence new trials for our product candidate IMM-529 for C. difficile, and potential other assets/indications. We may never be able to achieve or maintain profitability.

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

As of June 30, 2018, we had A$4,727,430 in cash. Developing prescription products is expensive and we will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

We have never generated any revenue from prescription product sales and this area of our business may never be profitable.

Our ability to generate significant revenue from prescription products and achieve profitability depends on our ability to, alone or with strategic collaboration partners, successfully complete the development of and obtain the regulatory approvals for our prescription product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialize any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. Currently, we do not expect any milestone payments from our collaborative partners to be significant in the foreseeable future. However, we are actively pursuing potential partner collaboration. In addition, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever.

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

We receive Australian government research and development income tax concession refunds. If our research and development expenditures are not deemed eligible for the refund, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received, and expect to continue to receive, refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures by small to medium size Australian entities during the year ended June 30, 2018, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss.

The Research and Development Tax Incentive refunds are made by the Australian federal government for eligible research and development purposes based on the filing of an annual application and subsequent income tax returns for the fiscal year. We recognized Research and Development Tax Concession Incentive refunds in the fiscal years ended June 30, 2017, June 30, 2016, June 30, 2015 of A$ 1,575,315, A$1,512,840, A$1,478,581, respectively, and we have recognized - A$1,849,123 for the fiscal year ended June 30, 2018, that includes an estimate of the receipt for the claim yet to be filed.

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

We may experience delays in one or any of our clinical trial programs that could have an adverse effect on our business and operations, and future commercialization opportunities of our clinical pipeline.

To the extent we do our best to plan and mitigate against known risk aspects of our clinical trial programs, we do not know with any certainty whether the planned clinical trials will begin on time, whether we will complete any of our clinical trials on schedule, or at all, or within the forecasted budget. Our ability to commence and complete clinical trials may be delayed by many factors, including, but not limited to:

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

We may need to prioritize the allocation of development resources and/or funds towards what we believe to be our most promising product or products. The nature of the drug development process is such that there is a constant availability of new information and data that could positively or adversely affect any of our products in development. We cannot predict how such new information and data may impact in the future the prioritization of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel, including Dr. Jerry Kanellos (PhD) who is currently our Interim Chief Executive Officer and Chief Operating and Scientific Officer. The loss of the services from Dr. Kanellos could negatively affect our business.

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

Treatment with our product candidates may produce undesirable side effects or adverse reactions or events. If any such adverse events occur, our clinical trials could be suspended or discontinued, and the FDA or comparable foreign regulatory authorities could order us to cease further development or deny approval of our product candidates for any or all targeted indications. The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial. If we elect or are required to delay, suspend or discontinue any clinical trial of any of our product candidates, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, financial condition and prospects significantly.

 We currently depend upon a sole manufacturer of our lead compound and on a sole manufacturer to produce finished drug products and could incur significant costs and delays if we are unable to promptly find a replacement for either of them.

At this time, we are relying on a single manufacturer to develop Good Manufacturing Practice (GMP), processes for our lead compound. Our lead compound, IMM-124E, is manufactured by Synlait Milk Limited based in New Zealand. This manufacturer enables efficient large-scale manufacture of colostrum to provide drug substance for our current and prospective trials in fatty-liver patients. We also rely on contract manufacturers such as Catalent Australia, to produce all of our marketed products and Pharmaceutical Packaging Professionals and Australian Blister Sealing to package our investigational drug products. We are actively seeking additional and back-up manufacturers but may be unsuccessful in our efforts or may incur material additional costs and substantial delays.

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

The testing, marketing, and sale of human health care products also entail the inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. We have historically obtained no fault compensation insurance for our clinical trials and will continue to obtain similar coverage for all future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim. We may not be able to obtain product liability insurance in the event of the commercialization of a product or such insurance may not be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims, or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

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

We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of drug development, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations and have a materially adverse effect on our business.

Preliminary positive results from the clinical trial of our leading product candidate, IMM-124E, are not necessarily predictive of the final results of the trial, and positive results from preclinical studies of our product candidates are not necessarily predictive of the results of our planned clinical trials of our product candidates.

IMM-124E is a first -in-class, oral antibody therapeutic which targets the endotoxin LPS and other gram negative bacterial components in the gut and prevents translocation into the blood circulation where they drive inflammation and cause damage to the liver. Topline results of our IMM-124E phase II Non-Alcoholic Steatohepatitis (NASH) clinical study were reported in March 2018, the data generated demonstrated a significant reduction in serum Lipopolysaccharide (LPS), as well as reductions in other biomarkers associated with liver damage. The 24-week treatment study in Australia, Israel, and the US targeted 133 biopsy-proven NASH patients. The results revealed nearly 64.3 per cent of IMM-24-dosed patients showed a 15 per cent or greater decrease in serum LPS levels, compared with just 34.5 per cent of patients showing a decrease in the placebo group.

At the same time, the study showed decreases in both Aspartate Transaminase (AST and ALT) and Cytokeratin-18 (CK-18), metabolic markers associated with NASH and liver damage. The reported results provide confirmation of the mechanism of action and proof of concept that metabolic endotoxemia can be decreased using this drug candidate. Another expected but nonetheless pleasing outcome was the confirmation that IMM-124 was retained within the gut lumen and was not absorbed systemically. This finding strengthened IMM-124’s safety profile and potential for use in combination with other therapeutics. The results from this trial are not necessarily predictive of the final results required to formally register the product with the FDA. The biological effect observed in this trial has been observed in only those 133 patients, and might not be observed in any other patients treated with IMM-124E.

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

Even if we obtain regulatory approval in a jurisdiction, the regulatory authority may still impose significant restrictions on the indicated uses or marketing of our product candidates or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the holder of an approved biologics license application (BLA) is obligated to monitor and report to the FDA adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable foreign, federal and state laws.

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

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program.

If we fail to comply with our reporting and payment obligations under the Medicaid program or other governmental pricing programs, we could be subject to additional reimbursement requirements, penalties, sanctions and fines which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development costlier. Additional legislation or regulation, if any, relating to the implementation of cost containment measures or other aspects of drug development may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition and results of operations.

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

If our ability to use cumulative carry forward net operating losses is or becomes subject to certain limitations, our results of operations and financial condition may be adversely affected.

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2018, our cumulative operating losses have a total potential tax benefit of A$35,299,886 at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and for up to 20 years in the U.S. as long as certain conditions are met. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986. Our carry forward net operating losses in the U.S. first start to expire in 2035.

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

As a foreign private issuer, we are permitted, and we expect to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to domestic issuers. This may afford less protection to holders of our ADSs.

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

As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a U.S. company whose securities are registered under the Exchange Act, nor are we required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

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

We will cease to be an emerging growth company upon the earliest of:

●	the end of the fiscal year in which the fifth anniversary of completion of our IPO occurs;
●	the end of the first fiscal year in which the market value of our ordinary shares held by non-affiliates exceeds US$700 million as of the end of the second quarter of such fiscal year;

●	the end of the first fiscal year in which we have total annual gross revenues of at least US$1.07 billion; and
●	the date on which we have issued more than US$1 billion in non-convertible debt securities in any rolling three-year period.

Management has identified certain matters involving our internal controls over our financial reporting that are material weaknesses under applicable standards.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a015(f) of the Exchange Act).

We have previously reported material weaknesses in our internal control over financial reporting surrounding our monitoring controls when assessing certain significant transactions and properly performing certain reviews and monitoring controls in the preparation of the financial statements in accordance with IFRS, as issued by IASB. The management has determined that, as at June 30, 2018, these material weaknesses in the Company’s internal control over financial reporting related to the financial closing and reporting processes have not been remediated.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2018, utilizing the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and the criteria issued by COSO, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of June 30, 2018, our internal control over financial reporting was not effective because of the material weaknesses described above.

Plan for Remediation of Material Weakness

Management is currently addressing the material weaknesses in internal control over financial reporting and is committed to remediating it as expeditiously as possible. Management intends to devote significant time and resources to the remediation effort. Management plans to take the following steps to improve our internal control over financial reporting and to remediate the identified material weakness:

●	Evaluate the staffing level and qualifications of finance department personnel, and make changes as deemed appropriate;
●	Evaluate the need to deploy additional software systems to assist in automating and controlling certain processes within the finance function;
●	Enhance our processes and procedures through expanded use of checklists for key tasks to improve effectiveness and efficiency.
●	Evaluate the utilization of external resources, to provide greater assurance that these resources are effectively managed, and deployed, and make changes as appropriate.

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

Our status as a PFIC may also depend, in part, on how quickly we utilize the cash proceeds from our IPO, in our business. Since PFIC status depends on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of our ordinary shares or ADS, which may be volatile, there can be no assurance that we will not be a PFIC for any taxable year. While we expect that we were not a PFIC for our taxable year ended June 30, 2018, no assurance of our PFIC status can be provided for such taxable year or future taxable years. Prospective U.S. investors should discuss the issue of our possible status as a PFIC with their tax advisors.

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

We are incorporated in Australia, our directors and officers reside outside the U.S. and substantially all of the assets owned by those persons are located outside of the U.S. also. As a result, it may be impracticable or at least more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise.

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

We currently market an OTC product, Travelan, in Australia, Canada, and the U.S., for the prevention of Traveler’s Diarrhea. Travelan has been shown to be 90% effective in the prevention of diarrhea in several E-coli challenge placebo controlled studies. Travelan is based in the same platform as our immudolator product candidates and targets 13 strains of E-coli. Travelan sales for fiscal year 2018 were gross A$2 million (net: A$1.8 million). We recently began to market Protectyn, a health product targeting LPS bacteria in the gut to prevent gut dysbiosis, in Australia. Sales of Protectyn have not been material to date.

B.	Business Overview

Our Platform

Our platform technology is based on oral immunoglobulins. Prior to calving, cows are immunized with proprietary vaccines to ensure maximum immunogenicity and after calving, the first milk is harvested and the polyclonal antibodies purified. This proprietary process ensures that the colostrum contains a high concentration of antibodies and high concentrations of Immunoglobulin G1. The technology is safe (classified as GRAS by the FDA), low cost and can be applied to a variety of diseases.

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

Our Pipeline

Fatty liver diseases are frequently caused by high weight and obesity, genetics, and diet that result in inflammation of the liver. We use an innovative approach to addressing this condition, one that focuses on treating pathogenic bacteria of the gut using a specific set of antibodies I which we designated as MM-124E. IMM-124E is designed to block and reduce bacteria growth without negatively impacting essential microbiota. IMM-124E is a first -in-class, oral antibody therapeutic which targets the endotoxin LPS and other gram negative bacterial components in the gut and prevents translocation into the blood circulation where they drive inflammation and cause damage to the liver. Topline results of our IMM-124E phase II Non-Alcoholic Steatohepatitis (NASH) clinical study were reported in March 2018, the data generated demonstrated a significant reduction in serum Lipopolysaccharide (LPS), as well as reductions in other biomarkers associated with liver damage. The 24-week treatment study in Australia, Israel, and the US targeted 133 biopsy-proven NASH patients. The results revealed nearly 64.3 per cent of IMM-24-dosed patients showed a 15 per cent or greater decrease in serum LPS levels, compared with just 34.5 per cent of patients showing a decrease in the placebo group. At the same time, the study showed decreases in both Aspartate Transaminase (AST and ALT) and Cytokeratin-18 (CK-18), metabolic markers associated with NASH and liver damage. The reported results provides conformation of the mechanism of action and proof of concept that metabolic endotoxemia may be decreased using this drug candidate. Another expected but nonetheless pleasing outcome was the confirmation that IMM-124 was retained within the gut lumen and was not absorbed systemically. This finding strengthened IMM-124’s safety profile and potential for use in combination with other therapeutics. We are currently completing the final analysis of the samples, data generated, and additional tests performed and should have the final clinical study report completed and submitted to the FDA by the end of 2018.

We are currently in the process of executing three clinical trials for our drug candidate, IMM-124E, that we believe represents a solution for the millions of patients suffering from NASH. Our NASH phase II clinical study achieved its recruitment goal of at least 120 patients this year by successfully enrolling 133 patients with biopsy proven NASH. This study – led by Dr. Arun Sanyal, the former President of AASLD (American Association for the Study of Liver Diseases) and current Chair of the Liver Study Section at the National Institute of Health (NIH).

Dr. Arun Sanyal is also the lead Principal Investigator of our alcoholic steatohepatitis (“ASH”) clinical study at Virginia Commonwealth University, which study is also funded by the NIH. We have recruited a total of 56 patients which have been randomized into the study. The study is now closed to recruitment and top-line results are expected to be reported in 2019.

We are also currently undergoing a NIH-funded Phase II double blind, placebo control, randomized clinical study of IMM-124E at Emory University, led by Dr. Miriam Vos, who specializes in the treatment of gastrointestinal disease in children as well as fatty liver disease and obesity. The study enrolled its first patient in February 2017 and has so far randomized over 18 of the targeted 40 patients into the study. The top-line results for this study are expected to be reported in 2019.

In July 2017, we reported data from an interim analysis to evaluate safety of IMM-124E. The report confirmed that there were no safety concerns or adverse events and reported efficacy signals on liver enzymes (ALT and AST) that demonstrated a dose-related reduction in both treatment doses at 24 weeks, though not statistically different than placebo. As these parameters inherently fluctuate over time and are significantly affected by baseline values the interim analysis committee also had scheduled to perform additional analyses on the data set to correct for these inherent variations. Comparing the Area Under Curve for the ALT/AST data over time of IMM-124E to Placebo, accounts for all the available data. Such analysis demonstrated a significant reduction of ALT and AST over time (AUC ANCOVA analysis) compared to placebo. A dose-related effect was reported when the greatest decrease occurred in the highest dose group, with the low dose group decreasing by an intermediate amount compared with the placebo group. We believe that this documented effect, together with a correlation between ALT and AST, indicate the treatment has the potential to safely reduce liver injury.

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

IMM-529 has successfully completed its pre-clinical program in CDI and we have initiated a Phase 1/2 trials in Israel at the end of 2017. IMM-529 which was developed in collaboration with world leading C. difficile researcher Dr. Dena Lyras and her team at Monash University, targets the virulent Toxin B, the spores and the vegetative cells. It is a three-pronged approach that is unique and which has yielded exceptional results in the pre-clinical studies including (1) Prevention of primary disease, (2) Treatment of primary disease and (3) Suppression of recurrence. To our knowledge, it is to date the only investigational drug that has showed therapeutic benefits in all three phases of the disease.

In addition to these programs, we also have two research collaborations with the U.S. Department of Defense including with the U.S. Navy and with the U.S. Army, for the study of Shigella, Campylobacter and ETEC vaccines. ETEC is a type of E-coli and is one of the leading bacterial causes of diarrhea in the developing world, as well as the most common cause of travelers’ diarrhea. In January 2018 we reported that a US Department of Defense-commissioned study has shown Travelan has effective immunological reactivity to dangerous and potentially fatal infectious bacteria. The Department of Enteric Diseases (DED), Armed Forces Research Institute of Medical Sciences (AFRIMS) performed the study. It took place at a laboratory of the Walter Reed Army Institute of Research (WRAIR) in Bangkok. WRAIR is one of the leading health research organisations in the world. The study, one of three involving Travelan, looked at 60 clinical isolates of each of Campylobacter, Enterotoxigenic Escherichia coli (ETEC), and Shigella from infected US Defense personnel in southeast Asia between 1993 and 2016. It found that, compared to the control, Travelan antibodies were reactive to all 180 clinical isolates.

In September 2018 we reported the findings of a study conducted by the U.S. Armed Forces Research Institute of Medical Sciences (AFRIMS), an overseas laboratory of the Walter Reed Army Institute of Research (WRAIR), located in Bangkok, Thailand. The study evaluated the therapeutic potential of Travelan in a non-human primate (NHP) preclinical Shigella challenge model that closely mimics the disease seen in humans. The study was performed in collaboration with the Department of Enteric Diseases and the Department of Veterinary Medicine, AFRIMS, and the Department of Enteric Infections, Bacterial Diseases Branch, WRAIR.

The placebo-controlled study was carried out in 12 NHPs segregated into 2 groups: a Travelan treatment cohort of 8 and a placebo cohort of 4, which were treated with either Travelan or placebo respectively twice daily for a total of 12 doses over a 6-day period. The animals received treatment for 3 days prior to oral challenge with ~3 x 109 viable Shigella flexneri strain 2a organisms. All (4 of 4 - 100%) placebo-treated animals displayed acute dysentery symptoms within 24 – 36 hours of the Shigella flexneri 2a challenge. Seven of the eight individuals in the Travelan treatment cohort (87.5%) remained symptom-free to 4 days post the Shigella flexneri 2a challenge. Only one of the Travelan-treated cohort displayed dysentery symptoms during the same time frame as the placebo arm. Once the treatment period was concluded a second individual in the Travelan treatment group developed symptoms. Six of the eight Travelan treated cohort remained symptom-free to the conclusion of the study, 11 days post the Shigella flexneri 2a challenge.

We also started a pre-clinical program in Irritable Bowel Disease (“IBD”), in collaboration with renowned IBD Key Opinion Leader, Professor Gerhard Rogler, MD, PhD. and the University of Zurich, Switzerland. In May we announced the completion of our IMM-124 colitis preclinical program at the University of Zurich. In contrast to the results reported in April 2017 using an acute colitis model, the latest results were generated in the T cell transfer model which utilizes immunodeficient mice which are deficient in functional B and T lymphocytes. In this model chronic colitis was induced immunologically not chemically. IMM-124E was administered orally after the onset of colitis symptoms such as weight loss and macroscopically inflamed colon were confirmed by colonoscopy prior to the initiation of treatment. The results revealed substantial reductions in weight loss, disease activity scores, shortening of the colon, and macroscopically detectable colitis. The results follow in parallel with our NASH clinical study, which showed significant reductions in serum Lipopolysaccharide (LPS) levels. LPS endotoxins are chief suspects in the inflammation associated with colitis and inflammatory bowel and other autoimmune diseases.

We believe that the breath/depth of our assets and the support we are receiving from the NIH and the DoD, makes us truly a unique and attractive player in the therapeutic areas that we are targeting.

Our Strategy

Our goal is to become one of the leading biopharmaceutical company developing and commercializing therapeutics to address increased unmet medical needs in inflammation-mediated diseases and anti-infectives. The critical components of our strategy include:

●	Rapidly advance our two-lead oral polyclonal antibodies drug candidates, IMM-124E and IMM-529:

●	IMM-124E/NASH: Continue progressing our IMM-124E Phase II for the treatment of NASH with the final clinical study report completed by the end of 2018;

●	Pediatric NAFLD Phase II top line results expected in the second quarter of 2019.

●	ASH Phase II top line results expected in the first quarter of 2019.

●	IMM-529/CDI: Top line results expected in the second half of 2019.

●	Leverage our technology platform and our collaborations to expand our differentiated polyclonal-based product pipeline across multiple indications including ASH, Pediatric NASH and various novel and potentially game-changing anti-infective programs with the DoD (U.S. Army and U.S. Navy);

●	Partner our fatty-liver programs at the right time and with the right commercial / development partner(s) for NASH, ASH and pediatric NASH;

●	Continue investing in and growing Travelan worldwide, including in the U.S., Australia, Canada, and in new markets;

●	Continue investing in mechanism of action studies that expand our understanding of our unique MOA across our targeted diseases and conditions, and potentially identify new opportunities for investment; and

●	Protect and leverage our intellectual property portfolio and patents. We believe that our intellectual property protection strategy, grounded in securing composition of matter patents on the biologics we develop, as well as broader patents to protect our technology platform, has best positioned us to gain broad and strong protection of our assets. We have 14 issued patents and 22 pending patent applications worldwide. We have been issued patents in the U.S., Australia, Canada, India, Japan and New Zealand.

Our lead product candidate, IMM-124E, is a proprietary immunomodulator agent targeted at GI immune mediated diseases including fatty-liver diseases. We are developing IMM-124E for the treatment of nonalcoholic steatohepatitis, or NASH, for which we are currently in Phase II. IMM-124E is also the investigational drug of two NIH-sponsored Phase II clinical trials in alcoholic steatohepatitis (ASH) and Pediatric NASH. Dr. Arun Sanyal, one of NASH’s foremost thought leaders, is the principal investigator of our NASH Phase II trial.

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

C. difficiles is a gram-positive, toxin-producing, spore-forming bacterium that generally causes severe and persistent diarrhea in infected individuals, but can also lead to more severe outcomes, including in the most serious cases, death. C. difficile infection (CDI) is most often associated with the prior use of antibiotics. The U.S. Centers for Disease Control has identified CDI as one of the top three most urgent antibiotic-resistant bacterial threats in the U.S. It is the most common cause of hospital acquired infection in the U.S. and has overtaken methicillin-resistant Staphylococcus aureus in prevalence. CDI is responsible for the death of approximately 29,000 Americans each year.

We market an OTC product, Travelan, in Australia, Canada, and in the U.S., for the prevention of Traveler’s Diarrhea. Travelan has been shown to be 90% effective in the prevention of diarrhea in several E-coli challenge placebo controlled studies. Travelan is based in the same platform and targets 13 strains of E-coli. We also market Protectyn, a health product targeting LPS bacteria in the gut in Australia. Travelan and Protectyn sales for fiscal years 2018 and 2017 were A$1.81 million and A$1.4 million, respectively.

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

NASH is one of the hepatitis manifestations of alcohol abuse and typically occurs in an individual with long-standing history of alcohol intake. As in NASH, inflammation plays a key part in the development and worsening of ASH. More than 90% of heavy drinkers have steatosis, 10% to 35% have ASH, and 8% to 20% have alcoholic cirrhosis. While the consumption of alcohol is certainly a driving factor, especially if intake is high, other factors can contribute to the development of ASH in these patients, including diet, age and ethnicity. It is estimated that the prevalence of alcoholism in the U.S. is 8% of the U.S. population, or more than 15 million people. It is thought that at least 20% of patients with alcoholism have ASH or 3 million people in the U.S. alone.

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

Kupffer Cells 4/80 Flow Cytometry and IHC

A representative macroscopic view of the livers from Group A (Positive Control) demonstrates the widespread fibrotic liver associated with this chemical insult, while the liver from the IMM-124E treated group (Group C) shows a normal liver, demonstrating the protective effect of IMM-124E even with the most aggressive of fibrosis models.

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

Global Phase II Clinical Trial in NASH

In November 2014, we initiated our global Phase II, multicenter, double blind placebo control, randomized clinical study with sites in the U.S., Australia and Israel. The study’s goal is to assess the safety and effectiveness of IMM-124E for the treatment of NASH. A total of 133 biopsy-proven NASH patients have being enrolled comparing 2 doses of IMM-124E to placebo within a 6 month treatment period. The study design had been reviewed by the FDA and finalized under the agency’s recommendation. IMM-124E is a first -in-class, oral antibody therapeutic which targets the endotoxin LPS and other gram negative bacterial components in the gut and prevents translocation into the blood circulation where they drive inflammation and cause damage to the liver. Topline results of our IMM-124E phase II Non-Alcoholic Steatohepatitis (NASH) clinical study were reported in March 2018, the data generated demonstrated a significant reduction in serum Lipopolysaccharide (LPS), as well as reductions in other biomarkers associated with liver damage. The 24-week treatment study in Australia, Israel, and the US targeted 133 biopsy-proven NASH patients. The results revealed nearly 64.3 per cent of IMM-24-dosed patients showed a 15 per cent or greater decrease in serum LPS levels, compared with just 34.5 per cent of patients showing a decrease in the placebo group. At the same time, the study showed decreases in both Aspartate Transaminase (AST and ALT) and Cytokeratin-18 (CK-18), metabolic markers associated with NASH and liver damage. The reported results provide confirmation of the mechanism of action and proof of concept that metabolic endotoxemia can be decreased using this drug candidate. Another expected but nonetheless pleasing outcome was the confirmation that IMM-124 was retained within the gut lumen and was not absorbed systemically. This finding strengthened IMM-124’s safety profile and potential for use in combination with other therapeutics.

NIH Funded Phase II Clinical Trials in ASH and in Pediatric NASH

In addition to our Phase II clinical study for the treatment of NASH, 2 studies evaluating IMM-124E were chosen to be funded by the American National Institute of Health (NIH). The first study is a Phase II clinical study for the treatment of Alcoholic SteatoHepatitis (ASH), in collaboration with Dr. Arun Sanyal at Virginia Commonwealth University (VCU). The trial is a 56 patient, randomized to placebo. The study is expected to generate safety as well as preliminary efficacy data and should be completed in 2019. The second study is also a Phase II clinical study for the treatment of Pediatric NASH, in collaboration with Dr. Miriam Vos at Emory University, Atlanta. This Phase II trial aims to enroll 40 pediatric patients for three months treatment and aims at determining the safety and exploratory efficacy of IMM-124 in Pediatric NASH patients.

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

With 29,000 annual deaths, and 450,000 people affected by Clostridium difficile infection (CDI) in the United States alone, the positive progress of our IMM-529 CDI clinical trial is welcome news.

CDI mostly strikes older people following the use of antibiotics, or extended periods of hospitalisation. It manifests in a range of symptoms, from diarrhea to potentially life-threating gut inflammation. Our clinical study will treat 60 patients diagnosed with CDI, beginning with recruits at the Hadassah Medical Centre in Israel.

Once infected, patients face high rates of recurrence. The cost to the US healthcare system alone is estimated at$4.5 billion a year.

IMM-529 – Competitive Advantage

We believe that IMM-529 has a unique competitive advantage:

●	Triple Mechanism of Action– IMM-529 not only targets the Toxin B, but it also contains antibodies to the spores and the vegetative cells. This is unique among all assets currently in development.

●	Effective Against Virulent Strains – As discussed above, IMM-529 has been shown to be effective against a number of virulent strains of CDI, providing a strong Proof-of-Concept (POC) model that IMM-529 can be a frontline agent.

●	Effective in All Phases of the Disease – IMM-529 has shown that it can be an effective agent in all phases of the disease including prevention of infection, treatment of primary disease and recurrence. This is unique among all of our competitors and indicate a much larger potential use than current development programs which primarily target recurrence.

●	Oral Therapy – IMM-529 is an oral therapy lessening costs/burden on the patient, hospitals and the healthcare system overall.

●	Not an Antibiotic – IMM-529 is not an antibiotic, and accordingly is only targeted at C. difficile its Toxin B, spores and vegetative cells. It therefore does not negatively impact the rest of the flora and allows the flora to return to normal, while fighting the primary infection / recurrence.

We are hopeful about the future prospects of this asset given the lack of treatment options that are available for this devastating disease. One of our major competitors, Seres Therapeutics, recently announced the interim results of a phase 2 trial with their SER-109 CDI therapeutic which failed to achieve the primary endpoint of reducing the risk of CDI recurrence. SER-109 (an ecology of bacterial spores enriched and purified from healthy, screened human donors) does not specifically target Toxin B, which has been proved time and again, especially through the work of Dr. Dena Lyras, to be the main driver of disease morbidity and mortality. We are confident in the long-term success of IMM-529 given its unique triple-action MOA which targets the Toxin B, the spores and the vegetative cells. We look forward to more data in the years ahead as we continue to develop this highly differentiated asset.

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

Pre-Clinical – Colitis. The University of Zurich’s world renowned inflammatory bowel diseases researcher, Professor Gerhard Rogler, has teamed with us to launch a pre-clinical development program in colitis. The three-stage program will use well-known acute and chronic colitis models began in 2016 and is continuing. In May 2018 we announced the completion of our IMM-124 colitis preclinical mice program at the University of Zurich. The results follow in parallel with our NASH clinical study, which showed significant reductions in serum Lipopolysaccharide (LPS) levels. LPS endotoxins are chief suspects in the inflammation associated with colitis and inflammatory bowel and other autoimmune diseases. The results revealed substantial reductions in weight loss, disease activity scores, shortening of the colon, and macroscopically detectable colitis.

Colitis, manifesting as a group of inflammatory bowel conditions, including Crohn’s Disease and Ulcerative Colitis, affects millions of people around the world. The global market for treatments of IBD, of which colitis is a significant component, is expected to reach an annual US $10 billion by 2021.

Professor Rogler is Professor of Gastroenterology and Hepatology and Consultant Gastroenterologist at Zurich University Hospital Switzerland. He is also principal investigator of the Swiss Irritable Bowel Diseases cohort study, and the author of 200 original peer-reviewed articles.

Collaborations with U.S. Army and U.S. Navy. We believe that our collaborations with the DoD are a powerful validation of the potential of our platform to develop novel anti-infectives. These collaborations also open the door to explore and develop potentially low risk / low cost therapeutics with some of the most advanced research facilities in the world.

Armed Forces Research Institute of Medical Sciences (AFRIMS). In June 2016, we signed an agreement with the Walter Reed Army Institute of Research (WRAIR) to develop a vaccine for a form of dysentery that kills up to one million people a year. WRAIR is the largest and most diverse biomedical research laboratory in the Department of Defense.

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

The US Department of Defense-commissioned study was reported in January 2018 and demonstrated Travelan has effective immunological reactivity to dangerous and potentially fatal infectious bacteria. The Department of Enteric Diseases (DED), Armed Forces Research Institute of Medical Sciences (AFRIMS) performed the study. It took place at a laboratory of the Walter Reed Army Institute of Research (WRAIR) in Bangkok. WRAIR is one of the leading health research organisations in the world. The study, one of three involving Travelan, looked at 60 clinical isolates of each of Campylobacter, Enterotoxigenic Escherichia coli (ETEC), and Shigella from infected US Defense personnel in southeast Asia between 1993 and 2016. It found that, compared to the control, Travelan antibodies were reactive to all 180 clinical isolates.

US Naval Medical Research Center (NMRC). In August 2016, we signed an agreement with the U.S. Navy to test the reactivity and therapeutic effectiveness of Travelan against Campylobacter and ETEC, two common gram-negative bacterium study demonstrated Travelan® bound to and neutralized key components used by the ETEC bacteria to attach to host cells and cause disease. This study was performed by the NMRC’s Department of Enteric Infections and reported that Travelan was specifically shown to:

●	React with the major colonization factor antigens

●	Bind to key fimbrial proteins which are used by the bacteria to attach to host cells and cause disease

●	Inhibit the bacteria binding and causing cell hemagglutination

●	React with the heat labile enterotoxin produced by ETEC bacteria

Walter Reed Army Institute of Research (WRAIR). The study demonstrated Travelan bound to similar targets present on ETEC and Shigella bacteria. The Department of Enteric Infections, Bacterial Diseases Branch at the WRAIR assessed Travelan immune-reactivity with ETEC and Shigella antigens, which demonstrated they were reacting to common bacterial antigens.

Campylobacter’s main reservoir is poultry; however, humans can contract the disease from contaminated food. At least a dozen species of Campylobacter have been implicated in human disease, with C. jejuni and C. coli being the most common. C. jejuni is now recognized as one of the main causes of bacterial foodborne disease in many developed countries as well as developing countries where poultry is common.

Enterotoxigenic escherichia coli is a type of Escherichia coli (E-coli) and one of the leading bacterial causes of diarrhea in the developing world, as well as the most common cause of travelers’ diarrhea. Conservative estimates suggest that each year, about 157,000 deaths occur, mostly in children, from ETEC, but no vaccines exist, highlighting the need for new treatment modalities.

The US DoD commissioned several studies to characterise the antibodies within Travelan, the company’s commercially available flagship over-the-counter gastrointestinal and digestive health supplement. The aim was to conduct trials to determine the product’s effectiveness in neutralising pathogenic gastrointestinal bacterial infections as a preventative treatment for US military personnel and civilians stationed or traveling in locations where such infections may be debilitating.

The US Armed Forces Research Institute of Medical Sciences (AFRIMS), an overseas laboratory of the Walter Reed Army Institute of Research (WRAIR), located in Bangkok, Thailand, conducted the study that evaluated the therapeutic potential of Travelan in a non-human primate (NHP) preclinical challenge model that closely mimics the disease seen in humans. The study was performed in collaboration with the Department of Enteric Diseases and the Department of Veterinary Medicine, AFRIMS, and the Department of Enteric Infections, Bacterial Diseases Branch, WRAIR.

The placebo-controlled study was carried out in 12 NHPs segregated into 2 groups: a Travelan treatment cohort of 8 and a placebo cohort of 4, which were treated with either Travelan or placebo respectively twice daily for a total of 12 doses over a 6-day period. The animals received treatment for 3-days prior to oral challenge with ~3 x 109 viable Shigella flexneri strain 2a organisms. All (4 of 4 - 100%) placebo-treated animals displayed acute dysentery symptoms within 24 – 36 hours of Shigella flexneri 2a challenge. A single (1 of 8 – 12.5%) of the Travelan-treated cohort displayed dysentery symptoms at this time point. The remaining individuals (7 of 8 – 87.5%) in the Travelan treatment cohort remained symptom-free to 4days post Shigella flexneri 2a challenge. Once the treatment period was concluded a second individual in the Travelan treatment group developed symptoms (2 of 8 - 25%). The remainder (6 of 8 - 75%) of the Travelan treated cohort remained symptom-free to the conclusion of the study 11days post Shigella flexneri 2a challenge.

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

Our Marketed Assets

Travelan. Travelan is an over the counter product currently sold reducing the risk of Traveler’s Diarrhea (TD). Travelan uses hyperimmune BCP from cows vaccinated against various strains of ETEC to protect against TD and reduces the risk of TD, along with the symptoms of minor gastrointestinal disorders. Travelan is currently the only therapy that prevents TD by up to 90%, with a very high safety profile. Travelan is not an antibiotic and so it does not have the side-effect profile of antibiotics and does not contribute to the worldwide concerns about bacterial drug resistance. Two independent, double-blinded, placebo-controlled clinical trials in Europe in 90 healthy volunteers showed protection of more than 90% against infection with the type of E.coli that causes TD, along with indicating a significant reduction in abdominal cramps and stomach pain. There were no reported side effects in the clinical trials. Sales in fiscal 2015, 2016, 2017 and 2018 were A$1.0 million, A$1.0 million, A$1.4 million and A$ 1.81 million, respectively.

Travelan is now marketed in Australia, the U.S., and Canada and we plan to launch Travelan in additional countries.

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

Overall, over 50 million people from developed nations travel to developing countries each year, 35%-50% of people traveling to developing countries will suffer from TD, and 70% of these TD episodes will be caused by Enterotoxigenic Escherichia coli (“ETEC”). TD is the most common health problem faced by these travelers; given this, we believe that an expanded sales and marketing campaign for Travelan would lead to a strong increase in sales. We are in the process of finding partners for other priority markets outside of Australia, the U.S., and Canada. Our market research has shown that TD is a A$600 million market worldwide including therapeutics approved for the treatment of TD, and off-label use of non-TD approved therapeutics such as antibiotics and OTCs. As the only preventative treatment on the market, we believe that the potential worldwide peak sales for Travelan are significant, but no assurance can be given that we will be successful in our marketing efforts.

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

 Trademarks

We have rights to trademarks and trade names (both registered and unregistered) used in this Annual Report which are important to our business.

These trademarks are as follows:

●	Immuron (registration in U.S.)

●	Travelan (registration in U.S., Australia and China)
●	Protectyn (registration in Australia and Europe)
●	IMM-124E (unregistered)
●	IMM-529 (unregistered)

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

Patents

We have a policy to identify, capture and protect all relevant intellectual property associated within its core business strategies. We own a number of patent families that have been filed to protect both the vaccine that is used to generate Immuron’s colostrum enriched with antibodies of choice, as well as methods of treating certain conditions with the resulting hyper-immune colostrum. We also maintain a significant register of trademarks, particularly in association with the product Travelan.

Our patent rights are supplemented by a comprehensive body of confidential and proprietary expertise that has been developed over many years and relates to the methods of production of the hyper-immune colostrum. These trade secrets include information relating to a low cost production system and an effective immunisation process that is approved by an independent animal ethics committee.

During the year ended June 30, 2018, we continued to expand our patent portfolio in various global jurisdictions.

A summary of our principal patent families is set out in the table below:

Number	Country	Status	Expiry
Composition and Method for the Treatment and Prevention of Enteric Bacterial Infections
2004216920	Australia	Granted	March 4, 2024
0408085-8	Brazil	Pending	March 4, 2024
2,517,911	Canada	Granted	March 4, 2024
201210055406.0	China	Pending	March 4, 2024
EP 16020270.1	Europe	Pending	March 4, 2024
230664 B	India	Granted	March 4, 2024
542088	New Zealand	Granted	March 4, 2024
9,402,902	USA	Granted	March 4, 2024
8,637,025	USA	Granted	February 25, 2028

Anti LPS Enriched Immunoglobulin Preparation for use in Treatment and/or Prophylaxis of a Pathologic Disorder
2010243205	Australia	Granted	April 27, 2030
2760096	Canada	Allowed	April 27, 2030
13/265,252	USA	Pending	April 27, 2030
2424890	Europe	Allowed	April 27, 2030
12103554.8	Hong Kong	Published	April 27, 2030
315924	Israel	Granted	April 27, 2030
5740390	Japan	Granted	April 27, 2030
10-2011-7027634	Korea	Granted	April 27, 2030
335793	Mexico	Pending	April 27, 2030
201171304	Eurasia	Granted	April 27, 2030

Anti LPS Enriched Immunoglobulin Preparation for use in Treatment and/or Prophylaxis of a Pathologic Disorder
2011290478	Australia	Granted	April 27, 2030
2808361	Canada	Pending	April 27, 2030
2605791	Europe	Granted	April 27, 2030
13/817,414	USA	Allowed	April 27, 2030
1185016	Hong Kong	Published	April 27, 2030

Methods and Compositions for the Treatment and/or Prophylaxis of Clostridium Difficile Associated Disease
2014253685	Australia	Pending	April 17, 2034
2,909,636	Canada	Pending	April 17, 2034
2986316	Europe	Pending	April 17, 2034
14/785,527	USA	Pending	April 17, 2034
201480034857.3	China	Pending	April 17, 2034
713233	New Zealand	Pending	April 17, 2034

Regulatory Considerations

Our clinical assets are regulated as biologics by the FDA, thus conferring 12 years of market exclusivity in the U.S. for such assets. New products in Europe have 10 years of market exclusivity.

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

We have three wholly-owned subsidiaries, Immuron Inc., Anadis EPS Pty Ltd (formed for the sole purpose to act as trustee for the Immuron Limited Executive Officer Share Plan Trust) and IMC Canada Ltd. All costs associated with the operations of these companies are borne by Immuron Limited. Consolidated accounts have not been prepared as the net assets and trading activity of Anadis ESP Pty Ltd are not material.

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

Background

We were incorporated under the laws of Australia in 1994 and have been listed on the Australian Securities Exchange, or ASX, since April 30, 1999. Our ADSs and Warrants have traded on the NASDAQ Capital Market since June 13, 2017.

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

We engaged experienced advisors (KPMG) to determine and evaluate the advanced findings of the R&D activities, which includes determining and evaluating the eligibility of R&D related expenditure to support our submission of the R&D Tax refund claim.

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

The component of the previously outstanding convertible notes that were issued in connection with the February 2016 financing arrangement that exhibited characteristics of a liability were recognized as a liability in the statement of financial position. On the date of issuance and each subsequent reporting period while outstanding, we recorded the entire hybrid instrument as measured at fair value through profit and loss. As the embedded derivative did not significantly modify the cash flows under the contract, the associated transaction costs have also been expensed as incurred and are recorded as finance costs in the statement of profit or loss and other comprehensive income.

This convertible notes obligation and associated liabilities were fully repaid and all debts and repayment pertaining to this convertible note arrangement were satisfied on September 15, 2017.

Fair Value of Convertible Notes

Our previously outstanding convertible notes were measured and disclosed as a Level 3 instrument, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, as defined below:

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

Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost comprises direct material, freight and import duty. Management classifies a portion of inventory as a current asset based on an assessment of expected use in the next 12 months. The remainder is classified as a non-current asset.

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

Impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventory, and in particular, the shelf life of inventories that affects obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the Company.

Inventory split

During the current financial period, management has performed an assessment on its raw materials and their utilization within 12 months from reporting date and have determined A$198,585 of raw materials relating to Colostrum is expected to be consumed within 12 months and the remaining balance of A$2,171,867 is expected to be consumed after 12 months from reporting date.

During the year ended June 30, 2018, management determined that a portion of its inventory should be reclassified on a prospective basis as a noncurrent asset as a result of a strategic decision made by management in the intended use of its inventory.  The Company decided to terminate all plans to sell the colostrum powder to secondary markets as a result of the continued scientific evidence supporting an extended shelf life.  The extended shelf life provides the Company with the assurance that colostrum will be consumed through the production of its current Travelan and Protectyn products throughout future reporting periods.

Provision for employee benefits

Provision for employee benefits represents amounts accrued for annual leave and long service leave. The current portion for this provision includes the total amount accrued for annual leave entitlements and the amounts accrued for long service leave entitlements that have vested due to employees having completed the required period of service. Refer to note 21(c) for policies on provisions.

R&D tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the year ended 30 June 2018 the Group has recorded other income of A$1,849,123 (2017: A$1,575,315) to recognise this amount which relates to this financial year.

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

The fair value of the convertible notes classified as Level 3 were determined by the use of valuation model. These include discounted cash flow analysis and the use of observable inputs that required significant adjustments based on unobservable inputs.

Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this Annual Report.

Comparison of the fiscal years ended June 30, 2018 and 2017

	For the fiscal year ended June 30,		Increase/
	2018 AUD$	2017 AUD$	(Decrease) AUD$
Revenue:
Sale of goods	1,842,909	1,396,197	446,712

Other income:
Australian Federal R&D Tax Concession Refund	1,849,123	1,575,315	273,808
Interest income	1,238	8,386	(7,148)
Other	40	30,672	(30,632)
Total Revenue and Other income	3,693,310	3,010,570	682,740

Revenues received from the sale of goods increased by A$446,712, or 32%, from fiscal 2017 to fiscal 2018, primarily due to the sales growth in the Australian and U.S. markets for Travelan products. We anticipate that revenues from sales of our Travelan product will increase in the future.

Our R&D tax concession income recognized during fiscal 2018 increased by A$273,808 compared to fiscal 2017. The overall increase is attributed to the combination of an additional A$658,094 R&D tax concession income relating to eligible research and development expenditure being incurred during fiscal 2017 that was recognized in fiscal 2018 and a net decrease of A$384,286 being the difference between the research and development accrual recognized in fiscal 2018 compared to fiscal 2017.

Interest income decreased by A$7,148 or 85%, from A$8,386 in fiscal 2017 to A$1,238 in fiscal 2018 as we depleted our cash reserves due to applying our financial resources to the increased areas of expenditure within our company. The lower cash reserves balance maintained throughout fiscal 2018 generated and received less interest revenue.

Other (residual) income decreased by A$30,632 in fiscal 2018, primarily due to a one-off industry grant received in fiscal 2017.

Cost of Goods Sold, Gross Profit and Direct Selling Costs

	For the fiscal year ended June 30,		Increase/
	2018 AUD$	2017 AUD$	(Decrease) AUD$
Total Operating Revenue	1,842,909	1,396,197	446,712
Cost of Goods Sold	(418,693)	(337,546)	81,147
Gross Profit	1,424,216	1,058,651	365,565
Less Direct Selling Costs:
Sales and Marketing Costs	(282,241)	(407,751)	(125,510)
Freight Costs	(169,458)	(135,377)	34,081
Total Gross Profit less Direct Selling Costs	972,517	515,523	456,994

Our long-term relationships with our key manufacturing partners for Travelan, our flagship consumer product, have assisted us in reducing our cost of goods sold margin by 1% in comparison to the last financial year. These key manufacturing partners provide us with steady, reliable product at a known price which from a strategic point of view provides us with certainty around the manufacturing margins. As we expand our sales efforts in the U.S., we have been able to maintain economies of scale thereby maintaining our cost of goods sold margins.

Expenses

	For the fiscal year ended June 30,		Increase/
	2018 AUD$	2017 AUD$	(Decrease) AUD$
Expenses:
Consulting, Employee and Director	(1,384,298)	(1,689,521)	(305,223)
Other Corporate Administration	(1,336,516)	(1,381,809)	(45,293)
Depreciation	(5,047)	(4,922)	125
Finance Costs	(18,857)	(24,483)	(5,626)
Impairment of Inventory	(163,600)	(136,494)	27,106
Marketing and Promotion	(370,699)	(789,608)	(418,909)
Research and Development	(2,257,224)	(4,630,674)	(2,373,450)
Travel and Entertainment	(297,606)	(276,539)	21,067
Total expenses	(5,833,847)	(8,934,050)	(3,100,203)

Consulting, Employee and Director. Consulting, employee and director expense decreased by A$305,223 from fiscal 2017 to fiscal 2018 primarily due to a decrease in share based payments made to directors during fiscal 2018.

Other Corporate Administration. Other Corporate Administration expense decreased by A$45,293, or 3%, from fiscal 2017 to fiscal 2018 mainly due to the favorable movements in rates related to overseas transactions and revaluations of accounts.

Finance Costs. Finance costs decreased by A$5,626 from fiscal 2017 to fiscal 2018 primarily due to the repayment of the Convertible Loan Facility in September 2017.

Impairment of Inventory. Impairment of Inventory charges of A$163,600 and approximately A$136,000 were incurred in fiscal 2018 and fiscal 2017, which were related to the write down of Colostrum in our inventory balance as it reached its expiry date.

Marketing and Promotion. Marketing and Promotion expenses decreased by A$418,909 from fiscal 2017 to fiscal 2018 as we decreased our promotional efforts for Travelan, our existing flagship consumer product. Costs were also expended on investor and public relations efforts to lift both our and the Travelan profile and exposure in these new markets through the engagement of US and Australian investors relations advisors as well as attending and sponsoring key medical and broker seminars and forums.

Research and Development. Research and Development expense decreased by A$2.3 million from fiscal 2017 to fiscal 2018, primarily due to the significant completion in our Phase II NASH clinical trial announced to the market in November 2017.

Travel and Entertainment. Travel and Entertainment expense increased by A$21,067 from fiscal 2017 to fiscal 2018 as our commercial and corporate activities expanded into the U.S. less travel was required by our officers during the year to maintain the clinical sites and provide U.S. promotional support as our CEO at the time was already based in the U.S.

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit decreased by A$3,673,609, or 54%, from A$6.8 million in fiscal 2017 to A$3 million in fiscal 2018.

Given our, and our subsidiaries’, history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we, or our subsidiaries, will generate sufficient future taxable income against which we can utilized these unused tax losses and any uncalculated potential deferred tax assets, together with any other temporary differences. Should the need arise, we can, and will, revisit this position.

Comparison of the fiscal years ended June 30, 2017 and 2016

Revenue and Other income

	For the fiscal year ended June 30,		Increase/
	2017 AUD$	2016 AUD$	(Decrease) AUD$
Revenue:
Sale of goods	1,396,197	1,001,077	395,120

Other income:
Australian Federal R&D Tax Concession Refund	1,575,315	1,512,840	62,475
Interest income	8,386	12,165	(3,779)
Other	30,672	14,010	16,662
Total Revenue and Other income	3,010,570	2,540,092	470,478

Revenues received from the sale of goods increased by A$395,000, or 40%, from fiscal 2016 to fiscal 2017. In 2017, as our geographic sales mix changed as we achieved a major advancement by releasing our flagship product Travelan in the U.S., while also opening a new distribution channel into the Chinese market. While our Australian product sales remained constant, we applied our resources to these new emerging market opportunities and have instigated programs to reengage the Australian consumers.

Our R&D tax concession refund increased by A$62,475, or 4.13%, from A$1.51 million in fiscal 2016 to A$1.58 million in fiscal 2017 due to an increased level of eligible research and development expenditures being incurred during the fiscal 2017. This research and development increase was predominantly due to the increased expenditures relating to our major Phase II NASH clinical trial as the program recruitment accelerated and more patients entered the trial.

Interest income decreased by A$3,779 or 31.06%, from A$12,165 in fiscal 2016 to A$8,386 in fiscal 2017 as we depleted our cash reserves due to applying our financial resources to the increased areas of expenditure within our company. The lower cash reserves balance maintained throughout fiscal year 2017 generated and received less interest revenue.

Cost of Goods Sold, Gross Profit and Direct Selling Costs

	For the fiscal year ended June 30,		Increase/
	2017 AUD$	2016 AUD$	(Decrease) AUD$
Total Operating Revenue	1,396,197	1,001,077	395,120
Cost of Goods Sold	(337,546)	(301,435)	36,111
Gross Profit	1,058,651	699,642	359,009
Less Direct Selling Costs:
Sales and Marketing Costs	(407,751)	(133,781)	273,970
Freight Costs	(135,377)	(134,967)	410
Total Gross Profit less Direct Selling Costs	515,523	430,894	84,629

Our long-term relationships with our key manufacturing partners for Travelan, our flagship consumer product, and lower Canadian freight costs enabled us to continue improving our cost of goods sold ratios from 30% of operating revenue in fiscal year 2016, down to 24% of operating revenue in fiscal 2017. These key manufacturing partners provide us with steady, reliable product at a known price which from a strategic point of view provides certainty around the manufacturing margins. As we expand our sales efforts in the US, we have been able to achieve improved economies of scale thereby improving our cost of goods sold margin.

These strong manufacturing partnerships have also given rise to greater efficiencies in the manufacturing processes which not only resulted in the improvement in gross profit ratio but also an overall increase in gross profit.

Our introduction of Travelan into the U.S. required greater sales and marketing support. The expenditure to support this expansion resulted in an A$273,970 increase in sales and marketing costs in fiscal 2017 in comparison to fiscal 2016.

Expenses

	For the fiscal year ended June 30,		Increase/
	2017 AUD$	2016 AUD$	(Decrease) AUD$
Expenses:
Consulting, Employee and Director	(1,689,521)	(2,840,037)	(1,150,516)
Corporate Administration	(1,381,809)	(1,320,570)	61,239
Depreciation	(4,922)	(3,892)	1,030
Finance Costs	(24,483)	(341,600)	(317,117)
Impairment of Inventory	(136,494)	(4,176)	132,318
Marketing and Promotion	(789,608)	(487,591)	302,017
Research and Development	(4,630,674)	(3,623,961)	1,006,713
Travel and Entertainment	(276,539)	(416,849)	(140,310)
Total expenses	(8,934,050)	(9,038,676)	(104,626)

Consulting, Employee and Director. Consulting, employee and director expense decreased by A$1.15 million from fiscal 2016 to fiscal 2017 primarily due to a decrease in share-based payments made to directors as no equity grants were made to directors during fiscal year 2017.

Corporate Administration. Corporate Administration expense increased by A$61,239, or 4.64%, from fiscal 2016 to fiscal 2017 due to the general increase in the size of the business in combination with increases in expenses due to additional resources being implemented to assist our company through this period of growth.

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

Finance Costs. Finance costs incurred by us in fiscal 2017 of A$24,483 were related to the finance fees associated with the SBI Investment Fund Convertible Loan Facility entered into in February 2016. This facility provided us with the short to medium-term cash flow requirements needed to ensure the momentum surrounding our pipeline research programs was not diminished. In comparison, there was A$341,600 in finance expenses incurred under the SBI Investment Fund Convertible Loan Facility in fiscal 2016.

Impairment of Inventory. An Impairment of Inventory charge of A$136,494 was incurred in fiscal 2017 which related to the write down of Colostrum in our inventory balance as it reached its expiry date.

Marketing and Promotion. Marketing and Promotion expenses increased by A$302,017 from fiscal 2016 to fiscal 2017 as we increased our promotional efforts for Travelan, our existing flagship consumer product. The increased costs surrounding Travelan included costs associated with the expansion of the product’s footprint in the U.S. Additional costs were also expended on investor and public relations efforts to lift both our and the Travelan profile and exposure in these new markets through the engagement of US and Australian investors relations advisors as well as attending and sponsoring key medical and broker seminars and forums.

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

Travel and Entertainment. Travel and Entertainment expense decreased by A$140,310 from fiscal 2016 to fiscal 2017 as our commercial and corporate activities expanded into the U.S. less travel was required by our officers during the year to maintain the clinical sites and provide U.S. promotional support as our CEO at the time was already based in the U.S.

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

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations issued and effective

All accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended June 30, 2018. The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretation issued by the International Financial Reporting Standards (‘IFRS’) issued by the International Accounting Standards Board (‘IASB’) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

The International Financial Reporting Standards issued by the International Accounting Standards Board (‘IASB’), that have recently been issued or amended but are not yet effective and that have not been adopted for the annual reporting period ending June 30, 2018 are outlined in the table below.

Standard	Mandatory date for annual reporting periods (beginning on or after)	Reporting period standard adopted by the company
IFRS 9 Financial Instruments and related standards	1 January 2018	1 July 2018
IFRS 15 Revenue from Contracts with Customers	1 January 2018	1 July 2018
IFRS 2 – Amendments to Share based	1 January 2018	1 July 2018
IFRS 16 - Leases	1 January 2019	1 July 2019

Management has performed a detailed assessment on the impact of IFRS 15, IFRS 9 and IFRS 16 on the recognition of revenue and concluded that there would be no material difference to how revenue has been recognized under the prevailing accounting standard.

Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1994 and as of June 30, 2018 we had accumulated losses of A$52.5 million. In June 2017, we sold 610,000 ADSs and warrants to purchase 701,500 ADSs (not including the 35,075 Representative’s Warrants) in an initial public offering in the U.S. The aggregate net offering proceeds to us, after deducting underwriting discounts and commissions, was US$5,673,000. Additionally, in mid-March 2018, we completed a A$5.1 million private placement with a large US institutional investment fund. The funds will support current and future clinical programs, support continued Travelan marketing, and our working capital. We anticipate that we will continue to incur losses for the foreseeable future. We expect that as we continue research efforts and the development of our product candidates, hire additional staff, including clinical, scientific, operational, financial and management personnel we will need additional capital to fund our operations which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

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

As of June 30, 2018, we had cash of A$4.7 million as compared to cash of A$4.0 million as of June 30, 2017. Additionally, during the current year we also recognized a total of A$1,683,305 in receivables, including A$1,191,029 related to an R&D Tax Concession, which has not yet been received. Management is satisfied that with receipt of the R&D Tax Concession refund for fiscal year 2018 R&D expenditures and the anticipated increase in Travelan sales in both the Australian and U.S. markets, our company is a going concern and is of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in our Consolidated Statement of Financial Position as of June 30, 2018.

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

Upon the closing of our initial public offering, we issued warrants to purchase 35,075 ADSs to the representatives (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at a per ADS exercise price equal to $12.50. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering. Any proceeds from the exercise of the Representative’s Warrants will be added to our working capital.

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the year ended June 30,
	2018 AUD$	2017 AUD$	2016 AUD$

Net cash used in operating activities	(3,527,444)	(7,031,088)	(5,158,336)
Net cash used in investing activities	(6,594)	(5,696)	(2,441)
Net cash provided by financing activities	4,373,184	8,701,052	4,335,342

Operating activities. During the twelve months ended June 30, 2018 and 2017, net cash used in operating activities decreased by A$3.5 million from A$7.0 million to A$3.5 million, respectively. Net cash used in operating activities increased by A$1.87 million from A$5.2 million in fiscal year 2016 to A$7.0 million in fiscal year 2017. The use of net cash in all periods resulted from our ordinary business operations. Net cash used in operating activities decreased by 50% in fiscal year 2018 due to the completion of our Phase II NASH clinical trial during the year which resulted in decrease in operational cash payments Another factor affecting the decrease in net cash from operational activities was an increase in receipts from customers during the financial year 2018. In fiscal year 2017, net cash used in operating activities increased by more 37% primarily due to the increased activity in our Phase II clinical trial program activity with increased patient and testing activities resulting in increased cash payments.

Investing activities. Net cash used in investing activities during the twelve months ended June 30, 2018, 2017 and 2016 were relatively minimal and solely pertained to purchases of office and computer equipment.

Financing activities. During the twelve months ended June 30, 2018, net cash provided by financing activities was A$4.3 million, which comprised of (i) proceeds from issue of securities through a private placement (less costs associated with the issue), (ii) receipt of borrowings from short-term R&D Tax Concession loan advances from a related party (iv) repayments of borrowing principal of the convertible notes and R&D Tax Concession loan advances.

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

During the twelve months ended June 30, 2016, net cash provided by financing activities was A$4.3 million, which comprised of (i) process from issue of shares and other equity securities, (ii) proceeds from borrowings, (iii) repayment of borrowings and capital raising costs.

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related to changes in interest rates and exchange rates. As of June 30, 2018, we had cash of A$4.7 million, primarily held in bank accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. We are exposed to interest rate risks relating to our cash and borrowings. Interest rate risk is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates.

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

B.           Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States, the United Kingdom and other countries to enable us to investigate a variety of therapeutic indications including Autism Spectrum Disorders, Inflammatory Bowel Disease such as colitis, Campylobacter, Shigella and Uropathogenic E.coli Infections. These collaborative arrangements ensure that we work with well-respected key option leaders and laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs. We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

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

Research and development expenses amounted to A$3,623,961, A$4,630,674 and A$2,257,224 during the years ended June 30, 2016, 2017 and 2018, respectively.  Costs associated with patent applications and defense of patent applications are classified as research and development expenses and amounted to approximately A$190,000, A$290,000 and A$176,000, during the years ended June 30, 2016, 2017 and 2018, respectively.

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

E.      Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2018. We have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures as discussed in Item 5B. Liquidity and Capital Resources.

Contractual Obligations	Payments due by period
	Total AUD$	less than 1 year AUD$	1-3 years AUD$	3-5 Years AUD$	more than 5 years AUD$
Operating lease obligations	19,470	19,470	—	—	—
Total	19,470	19,470	—	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Dr. Roger Aston	62	Non-Executive Chairman
Mr. Peter Anastasiou	58	Executive Vice Chairman
Mr. Daniel Pollock	58	Non-Executive Director
Mr. Stephen Anastasiou	61	Non-Executive Director
Prof. Ravi Savarirayan	51	Non-Executive Director
Mr. Richard J. Berman	72	Non-Executive Director (effective July 1, 2018)
Dr. Jerry Kanellos (PhD)	55	Interim CEO and Chief Operating and Scientific Officer
Mr. Phillip Hains	59	Chief Financial Officer and Secretary

Mr. Peter Anastasiou and Mr. Stephen Anastasiou are brothers. Other than such relationship, there are no family relationships among our directors and senior executives. Mr. Thomas Liquard resigned as our Chief Executive Officer on August 3, 2017 and Mr. Peter Vaughan resigned as our Joint-Chief Financial Officer and Secretary effective July 1, 2018.

Roger Aston has been a member of our board of directors and the board’s non-executive Chairman since March 2012. Dr. Aston is both a scientist and a seasoned biotechnology entrepreneur, with a successful track record in both fields, and brings to the Board more than 20 years’ experience in the pharmaceutical and biotech industries. Dr. Aston has been closely involved in start-up companies and major pharmaceutical companies. Aspects of his experience include FDA and EU product registration, clinical trials, global licensing agreements, fundraising through private placements, and a network of contacts within the pharmaceutical, banking and stock broking sectors. Dr. Aston has had extensive experience on boards of many biopharmaceutical companies including Directorships/Chairmanships with Clinuvel Limited (ASX:CUV), HalcyGen Limited (ASX:HGN), Ascent Pharma Health Limited (ASX:APH). Dr. Aston is currently the Executive Chairman of Pharmaust Ltd (ASX:PAA), Director and Chairman of Regeneus Limited (ASX:RGS) and ResApp Limited (ASX:RAP). During 2007 and 2008, Dr. Aston was a member of the AusIndustry Biological Committee advising the Industry Research and Development Board. More recently, Dr. Aston was Executive Chairman of Mayne Pharma Group from 2009 to 2011 and CEO of Mayne Pharma Group until 2012. Dr. Aston has also been a Director of IDT Limited (ASX:IDT), Cynata Limited (ASX:CYP), Calzada Limited (now Polynovo Limited), Director and Chairman of Oncosil Medical Limited (ASX:OSL), and Biolife Limited (now Imugene ASX:IMU).

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

Daniel Pollock has been a member of our board of directors since October 2012. Mr. Pollock is a lawyer admitted in both Scotland and Australia and holding Practicing Certificates in both jurisdictions. He is a sole practitioner in his own legal firm based in Melbourne, Australia which operates internationally and specializes in commercial law. He is also Executive Director and co-owner of Great Accommodation P/L a property management business operating in Victoria.

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

Mr. Richard J. Berman was appointed as the non-executive director effective July 1, 2018. Mr. Berman’s business career spans over 35 years of venture capital, senior management and merger & acquisitions experience. Mr. Berman is a well-respected and seasoned professional, senior executive and public company Board member with extensive experience in many business sectors including finance, technology, retail, bio-science and real estate. In the last five years, Mr. Berman was employed under the following positions, director at Energy Smart Resources, Inc (2012), lead independent director of Cryoport, Inc. (2015), independent director of Catasys, Inc (2017). Mr. Berman is also director of three public healthcare companies: Advaxis, Inc., Caladrius Biosciences, Inc., and Cryoport Inc. He has also served as a director or officer of more than a dozen public and private companies. In 2016, he joined the advisory Board of Medifirst while in 2014, he was elected Chairman of MetaStat Inc. From 2006-2011, he was Chairman of National Investment Managers, a company with $12 billion in pension administration assets. From 2002 to 2010, he was a director of Nexmed Inc where he also served as Chairman/CEO in 2008 and 2009 (now called Apricus Biosciences, Inc.). From 1998-2000, he was employed by Internet Commerce Corporation (now Easylink Services) as Chairman and CEO, and was a director from 1998 to 2012.

Previously, Mr. Berman worked at Goldman Sachs; was Senior Vice President of Bankers Trust Company, where he started the M&A and Leveraged Buyout Departments; created the largest battery company in the world in the 1980’s by merging Prestolite, General Battery and Exide to form Exide Technologies (XIDE); helped to create what is now Soho (NYC) by developing five buildings; and advised on over $4 billion of M&A transactions in over 300 deals. He is a past Director of the Stern School of Business of NYU where he obtained his B.S. and MBA. degrees. He also has law degrees from Boston College and The Hague Academy of International Law, respectively.

Dr. Jerry Kanellos (PhD) has been our Chief Operating and Scientific Officer since July 2015, and our Interim CEO since August 3, 2017. Dr. Kanellos has over twenty-five years’ experience in the pharmaceutical and biotechnology industry, and has held leadership roles in executive management, business development, project management, intellectual property portfolio management research and development. From 2008 until 2012, Dr. Kanellos was the Chief Operating Officer of TransBio Limited where he was responsible for the strategic identification, development and maintenance of commercial partnerships globally, along with development, management and maintenance responsibility for the intellectual property portfolio, research and development and technology transfer. Prior to this, Dr. Kanellos worked for five years as a consultant to the biotechnology industry and provided development and commercialization strategies for various bodies including academic institutes, private and publicly listed companies and government departments both national and international. He has also been involved in the establishment and management of several startup biotechnology companies. During his ten year tenure in research and development at CSL Limited, a global specialty biotherapeutics company that develops and delivers innovative biotherapies, Dr. Kanellos gained considerable experience in the international drug development process, formulation development through to pharmaceutical scale up and cGMP manufacture successfully leading the Chemistry Manufacturing and Controls (CMC) programs for the approval, manufacture and launch of several products. Dr. Kanellos holds a PhD degree in Medicine from the University of Melbourne.

Phillip Hains has been our Chief Financial Officer (CFO) and Secretary since July 1, 2018 and served as our Chief Financial Officer (CFO) and Secretary since April 2013. Mr. Hains is a Chartered Accountant and specialist in the public company environment. He has served the needs of a number of public company boards of directors and related committees. He has over 20 years’ experience in providing accounting, administration, compliance and general management services. He holds a Masters of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants of Australia.

B.	Compensation

Our remuneration policy is designed to ensure that directors and senior management are appropriately remunerated having regard to their relevant experience, their performance, the performance of our company, industry norms and standards and the general pay environment as appropriate. Our remuneration policy has been established to enable us to attract, motivate and retain suitably qualified directors and senior Management who will create value for shareholders.

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

Non-Executive Director Remuneration

Similarly, our remuneration policy is designed to ensure that Non-Executive Directors are appropriately remunerated with respect to their relevant experience, individual performance, the performance of our company, industry norms/standards and the general pay environment as appropriate.

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

In the year ended June 30, 2018, our Non-Executive Directors received an aggregate of A$305,325, including superannuation and our Executive Directors received A$50,000. The manner in which the aggregate remuneration is apportioned among Non-Executive Directors is reviewed periodically. The Board is responsible for reviewing its own performance. Board, and Board committee performance, is monitored on an informal basis throughout the year with a formal review conducted during the financial year. No retirement benefits are payable other than statutory superannuation, if applicable.

Executive Director and Executive Officer Remuneration

Our remuneration policy is also designed to ensure that Executive Directors are appropriately remunerated with respect to their relevant experience, individual performance, the performance of our company, industry norms/standards and the general pay environment as appropriate.

Our Non-Executive Directors are responsible for evaluating the performance of the Chief Executive Officer (CEO) who in turn evaluates the performance of the other Senior Executives. The evaluation process is intended to assess our business performance, whether long-term strategic objectives are being achieved, and the achievement of individual performance objectives.

The performance of our Interim CEO and Senior Executives are monitored on an informal basis throughout the year and a formal evaluation is performed annually.

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

Remuneration paid in Fiscal 2018

The following table sets forth all compensation we paid for the year ended June 30, 2018 with respect to each of our executive officers and directors during the 2018 fiscal year:

2018	Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Shares/Options	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Directors
Dr. Roger Aston	70,000	—	—	6,650	13,275	89,925
Mr. Daniel Pollock	60,000	—	—	5,700	—	65,700
Mr. Stephen Anastasiou	50,000	—	—	—	—	50,000
Mr. Peter Anastasiou	50,000	—	—	—	—	50,000
Prof. Ravi Savarirayan	50,000	—	—	—	46,700	96,700

Total	280,000	—	—	12,350	59,975	352,325

Other key management personnel
Dr. Jerry Kanellos[1]	207,756	—	—	19,737	—	227,493
Mr. Thomas Liquard	82,500	—	—	—	—	82,500
Total	290,256	—	—	19,737	—	309,993
Total	570,256	—	—	32,087	59,975	662,318

1.	Appointed interim CEO on August 3, 2017

Employment Agreements with Executive Officers

We have contracts with all of our senior management and employees, and letters of appointment for each of our Directors.

Jerry Kanellos

On July 23, 2015, we entered into an Executive Service Agreement with Dr. Jerry Kanellos (the “Kanellos Agreement”), pursuant to which Dr. Kanellos is serving as our Chief Operating & Scientific Officer. Pursuant to the Kanellos Agreement, we will pay Dr. Kanellos A$160,000 per annum. Following Dr. Kanellos’ appointment as Interim-Chief Executive Officer on August 3, 2017, we increased his base salary to A$210,000 per annum plus 9.5% Australia superannuation guarantee equating to a total remuneration package of A$229,950 per annum.

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

During the 2018 fiscal year there were no options issued under the ESOP to the Directors or Key Management Personnel as stock based compensation.

The assessed fair value of options granted to personnel at their grant date is allocated equally over the period from grant date to vesting date, and the amount for the 2018 financial year is included in the remuneration table as set out above. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

As of June 30, 2018 the number of options over ordinary shares in our company held by each Director and other Key Management Personnel of our company, including their personally related parties, are set out below:

As of 30 June 2018, our directors and executive officers as a group, then consisting of seven (7) persons, held options under our ESOP to purchase an aggregate of 8,200,000 ordinary shares at an exercise price of A$0.50 per share. Of such options, options to purchase 1,050,000 ordinary shares expire on October 1, 2018 and options to purchase 7,200,000 ordinary shares (including 1,000,000 options granted subject to shareholder approval) expire on November 27, 2019.

C.	Board Practices

Our board of directors currently consists of six (6) members. Directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed unless their office is earlier vacated. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

●	our Constitution specifies that there must be a minimum of three (3) directors and a maximum of ten (10), and our board of directors may determine the number of directors within those limits;
●	as set forth in our Board Charter, the membership of the board of directors should consist of a majority of independent directors who satisfy the criteria recommended by the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations of the Australian Securities and Investments Commission (ASIC);
●	the Chairman of our Board should be an independent director who satisfies the criteria for independence recommended by the ASX Corporate Governance Principles and Recommendations; and
●	our board of directors should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills where they are not available.

Our board of directors has delegated responsibility for the conduct of our businesses to the Chief Executive Officer, but remains responsible for overseeing the performance of management. Our board of directors has established delegated limits of authority, which define the matters that are delegated to management and those that require board of directors’ approval. Under the Corporations Act, at least two of our directors must be resident Australians. None of our directors have any service contracts with us that provide for benefits upon termination of employment.

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

Audit and Risk Committee

The members of our Audit and Risk Committee are Daniel Pollock and Roger Aston, each of whom our board of directors has determined meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of the NASDAQ Capital Market. Each member of our audit committee meets the financial literacy requirements of the listing standards of the NASDAQ Capital Market. Daniel Pollock acts as the chairman of the audit committee. The principal duties and responsibilities of our audit committee include, among other things:

●	overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices;
●	overseeing and reporting on various risk management matters to our board of directors;
●	considering and approving or disapproving all related-party transactions;
●	reviewing our annual and semi-annual financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management;
●	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;
●	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

D.	Employees

As of June 30, 2018, we had five (5) full-time employees. Of these full-time employees, one (1) is engaged in research and development activities, two (2) are employed in manufacturing and quality control positions, one (1) is employed in U.S. sales, and one (1) is our interim CEO.

As of June 30, 2017, we had seven (7) full-time employees. Of these full-time employees, three (3) were engaged in research and development activities, two (2) were employed in manufacturing and quality control positions, one (1) was employed in U.S. sales and one (1) was our CEO.

As of June 30, 2016, we had eight (8) full-time employees. Of these full-time employees, four (4) were engaged in research and development activities, three (3) were employed in manufacturing and quality control positions, and one (1) was employed in U.S. sales.

Our employees are located in Australia, Israel and the U.S.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of October 29, 2018 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Dr. Roger Aston(3)	4,034,066	2.83%
Mr. Peter Anastasiou(4)	21,557,073	15,10%
Mr. Daniel Pollock(5)	1,509,600	1.06%
Mr. Stephen Anastasiou(6)	9,498,154	6.65%
Prof. Ravi Savarirayan(7)	1,000,000	*
Dr. Jerry Kanellos (PhD)(8)	200,000	*
Mr. Phillip Hains(9)	1,242,336	*

Officers and directors as a group (9 persons)(10)	39,041,229	27.34%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 142,778,206 ordinary shares outstanding as of October 29, 2018, but do not include (i) 25,289,894 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the Australian Securities Exchange; (ii) 27,760,000 ordinary shares issuable upon exercise of the Warrants; or (iii) 694,000 ordinary shares issuable upon the exercise of the Representative’s Warrants. The options, which were issued in an offering in Australia, have an exercise price of A$0.55 per share and expire on November 30, 2019. The Warrants have an exercise price of US$10.00 per ADS. The Representative’s Warrants have an exercise price of US$12.50 per ADS.

(3)	Includes options and warrants to purchase 3,282,950 ordinary shares.

(4)	Includes options and warrants to purchase 5,158,409 ordinary shares. Peter Anastasiou is the Chairman of Grandlodge Capital Pty Ltd and in such capacity has voting and dispositive power over the securities held by Grandlodge.

(5)	Includes options and warrants to purchase 1,134,800 ordinary shares.

(6)	Includes options and warrants to purchase 3,247,017 ordinary shares.

(7)	Prof. Ravi Savarirayan holds 1,000,000 options to purchase ordinary shares.

(8)	Includes options to purchase 200,000 ordinary shares.

(9)	Includes options to purchase 425,532 ordinary shares.

(10)	Includes options to purchase 14,448,708 ordinary shares.

*	Less than 1%

The address for each of the persons listed in the table above is Immuron Limited, Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth as of October 29, 2018 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

	Ordinary Shares Beneficially Owned (1)
Shareholder	Number	Percent (2)
HSBC Custody Nom Aust. Ltd	13,181,264	9.23%
Citicorp Nominees Pty Limited	12,023,475	8.42%
Grandlodge Capital Pty Ltd (3)	9,556,682	6.69%
Authentics Australia Pty Ltd	8,624,999	6.04%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 142,778,206 ordinary shares outstanding as of October 29, 2018, but do not include (i) 25,289,894 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the Australian Securities Exchange; (ii) 28,060,000 ordinary shares issuable upon exercise of the Warrants; or (iii) 1,403,000 ordinary shares issuable upon the exercise of the Representative’s Warrants.

(3)	Includes options and warrants to purchase 5,158,409 ordinary shares. Peter Anastasiou is the majority owner of Grandlodge Pty Ltd.

Significant Changes in the Ownership of Major Shareholders

Previous substantial shareholders Inverary Pty Ltd and Retzos Pty Ltd ceased to be major shareholders following the issuance of securities pursuant to our NASDAQ listing in June 2017 as their existing shareholdings were diluted below 5% ownership.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of October 29, 2018, there were 1,849 Immuron shareholders holding 142,778,206 fully paid ordinary ASX shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held of record by HSBC Nominees Ltd., which held 13,181,264 (9.23%) of our ordinary shares as of such date.

B.	Related Party Transactions

Grandlodge Capital Pty Ltd (Grandlodge) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou. Mr. David Plush is also an owner of Grandlodge, and its associated entities.

On December 1, 2015, June 6, 2016 and May 9, 2017, we executed short-term funding agreements with Grandlodge for a principal amount of A$1,000,000 (interest rate of 13%), A$750,000 (interest rate of 15%) and A$500,000 (interest rate of 15%), respectively. The short-term funding was a cash advance against the anticipated refund receivable from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for our eligible R&D expenditure incurred for the financial years of 2015, 2016 and 2017. The loans from December 2015, June 2016 and May 2017, plus applicable fees and interest, were repaid to Grandlodge on February 10, 2016, December 2, 2016 and June 23, 2017, respectively. Interest expense was approximately A$57,000 and A$31,000 for the years ended June 30, 2017 and 2016, respectively. In addition, we incurred approximately A$35,000 of loan fees for the year ended June 30, 2016.

Starting June 1 2013, Grandlodge provides warehousing, distribution and invoicing services for our products for A$70,000 per year. During the financial year 2018, the fees (A$140,000 equivalent) are repaid by issuance of ordinary shares (875,000 shares) at a set price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. The 875,000 shares issued to Grandlodge were in relation to two financial years.

Grandlodge are reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the oral agreement, unless both Grandlodge and we agree to an alternative method of payment. The oral agreement may be terminated by either party upon providing the other party with 30 days written notice of the termination of the agreement. For fiscal years ended June 30, 2016, we paid A$87,500 for such services by issuance of new shares in accordance with the agreement.

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by Peter and Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective January 2017, the annual rent was increased to A$39,525. The lease is for a three (3) year term with an additional 3 year option period. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30 2016, 2017 and 2018, we paid Wattle A$19,470 and A$35,792 and A$33,020 (excluding GST), respectively.

Grandlodge purchased US$1,500,000 on behalf of our company at the cost of A$1,968,762 on August 25, 2016 and on the same day we paid Grandlodge A$1,968,762 to settle this transaction. On September 12, 2016 Grandlodge returned the US$1,500,000 they purchased on our behalf to us. Grandlodge received no financial gains or benefits for this transaction.

As of June 30 2016, we committed to issue 18,045,512 ordinary shares in relation to the $4,511,378 received in a capital raising transaction. These shares were subsequently issued on July 7 2016. Of such shares, 2,418,129 shares and options were issued to Grandlodge on the same terms and conditions as all other subscribers. Grandlodge participated in our NASDAQ IPO and acquired 32,707 ADSs and 32,707 Warrants.

During the current financial year, we entered into a short-term loan arrangement with Great Accommodation Pty Ltd, an entity owned by Mr. Daniel Pollock, one of our directors, A$15,000 establishment fee. The loan was repaid on February 12, 2018.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

See our consolidated financial statements, including the notes thereto, included in Item 18.

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

There have been no significant changes in the operation or financial condition of our company since June 30, 2018.

ITEM 9.	THE offer and listing

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2014	0.1982	0.1982
2015	0.2280	0.2280
2016	0.2550	0.2500
2017	0.2800	0.2700
2018	0.4700	0.1500

Fiscal Year Ended June 30, 2016
First Quarter	0.4460	0.4460
Second Quarter	0.4856	0.4856
Third Quarter	0.3965	0.3965
Fourth Quarter	0.2550	0.2500

Fiscal Year Ended June 30, 2017
First Quarter	0.2600	0.2450
Second Quarter	0.2700	0.2700
Third Quarter	0.4350	0.3800
Fourth Quarter	0.2800	0.2700

Fiscal Year Ended June 30, 2018
First Quarter	0.3350	0.1700
Second Quarter	0.2050	0.1500
Third Quarter	0.4700	0.1750
Fourth Quarter	0.3900	0.2850

Month Ended:
April 2018	0.3900	0.3000
May 2018	0.3200	0.2850
June 2018	0.3600	0.2850
July 2018	0.4000	0.3250
August 2018	0.3600	0.3350
September 2018	0.3500	0.3050
October 2018 (Until October 24, 2018)	0.3400	0.2900

On October 24, 2018 the closing price of our ordinary shares on the ASX was A$0.2900.

NASDAQ Capital Market

Since June 13, 2017, Our ADSs and Warrants are listed on the NASDAQ Capital Market under the symbol “IMRN” and “IMRNW”, respectively. The following table sets forth, for the periods indicated, the high ask and low bid prices of our ADSs on the NASDAQ Capital Market.

	Per ADS (U.S. $)
	High	Low
Fiscal Year Ended June 30,
2017 (From June 13, 2017)	10.00	7.66
2018	14.00	4.86

Fiscal Year Ended June 30, 2018:
First Quarter	8.69	5.00
Second Quarter	5.80	4.86
Third Quarter	14.00	5.30
Fourth Quarter	11.95	8.40

Month Ended:
April 2018	11.950	9.150
May 2018	9.400	8.400
June 2018	10.549	8.656
July 2018	12.445	9.490
August 2018	10.560	9.350
September 2018	10.150	8.546
October 2018 (until October 24)	9.55	7.84

On October 24, 2018 the closing price of our ADSs on the NASDAQ Capital Market was US$7.75.

	Per Warrant (U.S. $)
	High	Low
Fiscal Year Ended June 30,
2017 (From June 13, 2017)	2.70	1.45
2018	4.57	0.77

Fiscal Year Ended June 30, 2018:

First Quarter	1.94	0.77
Second Quarter	1.47	0.90
Third Quarter	4.57	0.91
Fourth Quarter	4.20	2.50

Month Ended:
April 2018	4.20	3.30
May 2018	3.88	2.80
June 2018	4.01	2.50
July 2018	4.49	3.10
August 2018	3.91	3.30
September 2018	4.00	2.93
October 2018 (until October 24)	3.00	2.50

On October 24, 2018 the closing price of our Warrants on the NASDAQ Capital Market was US$2.50.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal listing of our ordinary shares is on the ASX, and since June 9, 2017, our ADSs and Warrants have traded on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

We entered into a Development and Supply Agreement with Synlait Milk Ltd. on June 21 2016, which is currently under renegotiation. Pursuant to the agreement, Synlait Milk, a large dairy farm company located in New Zealand, agreed to vaccinate their cow herds with IMM-124E vaccine and to collect the hyperimmune colostrum from the first milking of the cows at calving. This colostrum, which contains the vaccine antibodies, is then spray or freeze dried and tested for the vaccine properties. If levels of the vaccine are sufficient and meet our product specifications, the dried hyperimmune colostrum is then shipped to our warehouse in Melbourne, Australia.

Convertible Security and Share Purchase Agreement by and between Immuron Limited and SBI Investments dated February 16, 2016. This agreement provided us with a line of funding from which we could draw down funding to continue our ongoing operations. The convertible note comprised of three tranches, of which we drew down the first two tranches, totaling A$1.2 million in the aggregate. The note was repayable in 18 equal monthly installments payable on the 15th day of each month either by the issuance of equity at a discount to the market rate at the time of issue, or by a cash payment plus a 2.5% premium. The final payment with respect to this convertible note was repaid on 10 September 2017.

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

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident shareholders are subject to dividend withholding tax, but only to the extent the dividends are not franked.

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

Dividends that we pay in Australian dollars, including the amount of any Australian taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day will likely have a foreign currency exchange gain or loss, which would be treated as U.S.-source ordinary income or loss.

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

Based on our business results for the last fiscal year and the composition of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2018. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending, among other things, upon a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the proceeds from the IPO, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs.

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

We invest our excess cash in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$4,727,430 on deposit on June 30, 2018.

We conduct our activities almost exclusively in Australia. We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2018, the Australian dollar depreciated against the U.S. dollar.

We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Description of the Warrants

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

Exercisability. The Warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise. We will pay the ADS issuance fee of US$0.05 per ADS and any other applicable charges and taxes in connection with any such exercise.

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

Fees and Payments Made by Us to the Depositary

For the year ended June 30, 2018, we paid The Bank of New York Mellon a total of US$4,011.60 for services pursuant to the NASDAQ listing.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, after evaluating the effectiveness of our disclosure controls and procedures as of the evaluation date, concluded that as of the evaluation date, our disclosure controls and procedures were not effective at the reasonable assurance level due to a material weakness in our internal control over financial reporting as discussed below.

B. Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a015(f) of the Exchange Act).

We have previously reported material weaknesses in our internal control over financial reporting surrounding our monitoring controls when assessing certain significant transactions and properly performing certain reviews and monitoring controls in the preparation of the financial statements in accordance with IFRS, as issued by IASB. The management has determined that, as at June 30, 2018, these material weaknesses in the Company’s internal control over financial reporting related to the financial closing and reporting processes have not been remediated.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2018, utilizing the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and the criteria issued by COSO, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of June 30, 2018, our internal control over financial reporting was not effective because of the material weaknesses described above.

Plan for Remediation of Material Weakness

Management is currently addressing the material weaknesses in internal control over financial reporting and is committed to remediating it as expeditiously as possible. Management intends to devote significant time and resources to the remediation effort. Management plans to take the following steps to improve our internal control over financial reporting and to remediate the identified material weakness:

●	Evaluate the staffing level and qualifications of finance department personnel, and make changes as deemed appropriate;
●	Evaluate the need to deploy additional software systems to assist in automating and controlling certain processes within the finance function;
●	Enhance our processes and procedures through expanded use of checklists for key tasks to improve effectiveness and efficiency.
●	Evaluate the utilization of external resources, to provide greater assurance that these resources are effectively managed, and deployed, and make changes as appropriate.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s Registered Public Accounting firm due to a transition period established by the rules of the SEC for “emerging growth companies” and our non-accelerated filing status.

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	Reserved

ITEM 16A.	Audit Committee Financial Expert

We currently do not have a financial expert sitting as a member of the audit committee. We believe that the cost related to retaining a financial expert on the audit committee at this time is prohibitive as we are small company that needs to apply its limited cash resources to the development of our product portfolio, which we believe is in the best interest of our shareholders. Our audit committee members include a highly experienced commercial lawyer, and a former biotechnology and pharmaceutical company CEO who continues to serve as a director of many other biotechnology and pharmaceutical companies. The committee currently believes that these skills sets, together with the support of Company Secretary and CFO who also sit as advisors to this committee and hold Accounting, Chartered Accountant, and MBA degrees, provide sufficient expertise for this committee to be able to serve and function effectively for the purpose for which it is intended.

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

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd and Marcum LLP. On January 18, 2018, we appointed Grant Thornton Audit Pty Ltd as auditors for both our Australian and U.S. operations. Grant Thornton Audit Pty Ltd replaced Marcum LLP in the United States.

	Year Ended June 30,
	2018	2017
Services Rendered	AUD$	AUD$
Audit (1)	145,706	91,175
Other (2)	—	470,503
	145,706	561,678

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Other fees relate to assurance services provided for the re-audit of prior years and with respect to the registration statement of our company that was filed with the Securities and Exchange Commission in connection with our NASDAQ offering in June 2017.

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

ITEM 16D.	Exemptions From The Listing STANDARDS For Audit CommitteeS

Not applicable.

ITEM 16E.	PurchaseS Of Equity Securities By The Issuer And AffiliateD Purchasers

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2018.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of Marcum LLP

During the year Marcum LLP were dismissed as our principal accountant effective December 18, 2017 and we appointed Grant Thornton Audit Pty Ltd as our independent registered public accounting firm for the year ended June 30, 2018. On December 18, 2017, our Audit Committee and Board considered and approved the decision to change accountants.

The audit reports of Marcum LLP on the consolidated financial statements of the Company for each of the three most recent fiscal years ended June 30, 2017 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report of Marcum LLP, dated December 20, 2016 on the consolidated financial statements of the Company as of June 30, 2016 and 2015, and for the years ended June 2016, 2015 and 2014, noted certain restatements to give effect for errors in the classification of customer discounts and allowances as a reduction to revenue, measurement and recognition of share-based payments, the accounting for equity issued in connection with convertible debt and certain amounts reflected in the statements of cash flows. Further, the loss per share for each year was restated. In addition, the Company made certain revisions to the footnotes to the consolidated financial statements.

During the Company’s fiscal years ended June 30, 2015, June 30, 2016 and June 30, 2017 and during the subsequent interim period through December 18, 2017, there were no disagreements with Marcum LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to Marcum LLP’s satisfaction, would have caused Marcum LLP to make reference to the subject matter of the disagreement in connection with its reports and there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K except as follows: Material weaknesses were identified by Marcum LLP in some aspects of our internal control over financial reporting specifically surrounding the assessment of some certain significant transactions and properly performing certain reviews and monitoring controls in the preparation of the financial statements in accordance with International Financial Reporting Standards, as promulgated by International Accounting Standards Board.

Appointment of Grant Thornton

On December 18, 2017, our board of directors and the audit committee approved a resolution that appointed Grant Thornton Audit Pty Ltd to be our principal accountant effective December 18, 2017. We did not consult Grant Thornton LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Exhibit	Filing Date/ Period End Date

1	Constitution of Registrant.	F-1	3.1	12/21/2016

2.1	Form of Deposit Agreement between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares	F-1/A	4.1	5/8/2017

4.1	Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 28, 2013	F-1/A	10.1	2/9/2017

4.2	Variation of Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 21, 2016 (1)	F-1/A	10.2	2/9/2017

4.3	Marketing and Master Distribution Agreement by and between Immuron Limited and UniFirst-First Aid Corporation d/b/a MEDIQUE Products dated as of June 28, 2016(1)	F-1/A	10.3	2/9/2017

4.4	Commercial Lease Agreement with Wattle Laboratories Pty Ltd.	F-1/A	10.6	2/9/2017

4.5	Convertible Security and Share Purchase Agreement by and between Immuron Limited and SBI Investments dated February 16, 2016	F-1/A	10.8	4/10/2017

4.6	Executive Service Agreement by and between Immuron Limited and Thomas Liquard dated August 24, 2015	F-1/A	10.9	2/9/2017

4.7	Executive Service Agreement by and between Immuron Limited and Dr. Jerry Kanellos dated July 23, 2015	F-1/A	10.10	2/9/2017

8.1*	List of Subsidiaries of the Registrant.

12.1*	Certification of Interim Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Interim Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15. 1*	Letter dated October 31, 2018 by Marcum LLP as required

101. INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Label Linkbase Document

101.PRE*	XBRL Taxonomy Presentation Linkbase Document

* Filed with this annual report on Form 20-F

(1) Confidential treatment has been sought for certain portions of this document

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Immuron Limited

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Immuron Limited and subsidiaries (the “Company”) as of June 30, 2018, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year ended June 30, 2018, in conformity with International Financial Reporting Standards, as issued by International Accounting Standards Board.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON

GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2018.

Melbourne, Australia

October 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

of Immuron Limited

We have audited the accompanying consolidated statement of financial position of Immuron Limited (the “Company”) as of June 30, 2017, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended June 30, 2017 and 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Immuron Limited, as of June 30, 2017, and the consolidated results of its operations and its cash flows for the years ended June 30, 2017 and 2016, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Marcum llp

Marcum llp

Philadelphia, Pennsylvania

November 2, 2017

Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the year ended 30 June

	Notes	2018 AUD$	2017 AUD$	2016 AUD$

Revenue
Operating Revenue	2	1,842,909	1,396,197	1,001,077
Total Operating Revenue		1,842,909	1,396,197	1,001,077

Cost of Goods Sold		(418,693)	(337,546)	(301,435)
Gross Profit		1,424,216	1,058,651	699,642

Direct Selling Costs
Sales and Marketing Costs		(282,241)	(407,751)	(133,781)
Freight Costs		(169,458)	(135,377)	(134,967)
Total Gross Profit less Direct Selling Costs		972,517	515,523	430,894

Other Income	2	1,850,401	1,614,373	1,539,015

Expenses
Consulting, Employee and Director	3	(1,384,298)	(1,689,521)	(2,840,037)
Other Corporate Administration	3	(1,336,516)	(1,381,809)	(1,320,570)
Depreciation		(5,047)	(4,922)	(3,892)
Finance Costs		(18,857)	(24,483)	(341,600)
Impairment of Inventory		(163,600)	(136,494)	(4,176)
Marketing and Promotion		(370,699)	(789,608)	(487,591)
Research and Development		(2,257,224)	(4,630,674)	(3,623,961)
Travel and Entertainment		(297,606)	(276,539)	(416,849)
Loss Before Income Tax		(3,010,929)	(6,804,154)	(7,068,767)
Income Tax Expense	4	—	—	—
Loss for the Period		(3,010,929)	(6,804,154)	(7,068,767)
Other Comprehensive Income (Loss)		(79,599)	40,017	8,846
Total Comprehensive Loss for the Period		(3,090,528)	(6,764,137)	(7,059,921)

Basic/Diluted Loss per Share (in cents per share)	6	2.300	6.400	9.248

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position
As of 30 June

	Notes	2018 AUD$	2017 AUD$
ASSETS
Current Assets
Cash and cash equivalents	7	4,727,430	3,994,924
Trade and other receivables	8	1,683,305	1,768,237
Inventories	9	497,902	2,336,127
Other	10	141,800	168,366
Total Current Assets		7,050,437	8,267,654

Non-Current Assets
Plant and equipment		20,384	18,837
Inventories	9	2,171,867	—
Total Non-Current Assets		2,192,251	18,837
TOTAL ASSETS		9,242,688	8,286,491

LIABILITIES
Current liabilities
Trade and other payables	12	689,326	1,290,389
Borrowings	18b, 13	—	139,864
Convertible notes	13	—	226,000
Employee benefit obligations	1	114,012	36,173
Deferred Revenue	13	—	19,139
Total Current Liabilities		803,338	1,711,565
TOTAL LIABILITIES		803,338	1,711,565
NET ASSETS		8,439,350	6,574,926

EQUITY
Issued capital	15	58,372,043	53,632,995
Reserves	16	2,606,722	2,470,417
Accumulated losses		(52,539,415)	(49,528,486)
TOTAL EQUITY		8,439,350	6,574,926

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity
For the year ended 30 June

	Issued capital	Reserves	Accumulated Losses	Total
	AUD$	AUD$	AUD$	AUD$

Balance as at 30 June 2015	40,335,347	548,065	(36,072,810)	4,810,602
Loss after income tax expense for the year	—	—	(7,068,767)	(7,068,767)
Other comprehensive income for the period	—	8,846	—	8,846
Total comprehensive loss for the period	—	8,846	(7,068,767)	(7,059,921)
Transactions with owners in their capacity as owners
Options issued/expensed	—	1,891,875	—	1,891,875
Lapse or exercise of share options	—	(320,220)	320,220	—
Shares issued, net of costs	1,586,629	—	—	1,586,629
Share to be issued	4,511,378	—	—	4,511,378
Treasury shares	(800,000)	—	—	(800,000)
Balance as at 30 June 2016	45,633,354	2,128,566	(42,821,357)	4,940,563
Loss after income tax expense for the year	—	—	(6,804,154)	(6,804,154)
Other comprehensive income for the period	—	40,017	—	40,017
Total comprehensive loss for the period	—	40,017	(6,804,154)	(6,764,137)
Transactions with owners in their capacity as owners
Options/warrants issued/expensed	—	470,734	—	470,734
Lapse or exercise of share options	71,875	(168,900)	97,025	—
Shares issued, net of costs	7,927,766	—	—	7,927,766
Balance as at 30 June 2017	53,632,995	2,470,417	(49,528,486)	6,574,926
Loss after income tax expense for the year			(3,010,929)	(3,010,929)
Other comprehensive income for the period		(79,599)	—	(79,599)
Total comprehensive loss for the period		(79,599)	(3,010,929)	(3,090,528)
Transactions with owners in their capacity as owners
Options/warrants issued/expensed		215,904		215,904
Shares issued, net of costs	4,739,048			4,739,048
Balance as at 30 June 2018	58,372,043	2,606,722	(52,539,415)	8,439,350

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows
For the year ended 30 June

	Note	2018 AUD$	2017 AUD$	2016 AUD$

Cash flows Related to Operating Activities
Receipts from customers		1,601,619	1,413,676	1,114,596
Payments to suppliers and employees		(7,262,348)	(9,971,142)	(7,710,997)
Interest received		1,278	8,386	12,165
Interest and other costs of finance paid		(24,199)	(97,051)	(43,863)
Other - R&D Tax Concession Refund		2,156,206	1,615,043	1,469,763
Net Cash Flows Used In Operating Activities	18	(3,527,444)	(7,031,088)	(5,158,336)

Cash Flows Related to Investing Activities
Payment for purchases of plant and equipment		(6,594)	(5,696)	(2,441)
Net Cash Flows Used In Investing Activities		(6,594)	(5,696)	(2,441)

Cash Flows Related to Financing Activities
Proceeds from issues of securities		5,315,810	12,525,067	2,482,861
Capital raising costs		(576,762)	(2,132,422)	(20,299)
Proceeds from borrowings		500,000	500,000	2,950,000
Repayment of borrowings		(865,864)	(2,191,593)	(1,077,220)
Net Cash Flows From/(Used In) Financing Activities		4,373,184	8,701,052	4,335,342

Net increase/(decrease) in cash and cash equivalents		839,146	1,664,268	(825,435)
Cash and cash equivalents at the beginning of the year		3,994,924	2,290,639	3,116,074
Effects of exchange rate changes on cash and cash equivalents		(106,640)	40,017	—
Cash and Cash Equivalents at the End of the Year	7	4,727,430	3,994,924	2,290,639

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1.     Summary of Significant Accounting Policies

Corporate Information

The consolidated financial report of Immuron Limited (‘the Company’) for the year ended 30 June 2018, 2017 and 2016 was authorized for issue in accordance with a resolution of the Directors on October 29, 2018.

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

Basis of Preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), required for a for-profit entity.

The financial report has been prepared on an accruals basis and is based primarily on historical costs. The financial report is presented in Australian dollars, which is the Company’s functional and presentation currency. All values are rounded to the nearest dollar unless otherwise stated.

Management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

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

New, revised or amending Accounting Standards and Interpretations adopted

All accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2018. The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretation issued by the International Accounting Standards Board (‘IASB’) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (‘IASB’) that have recently been issued or amended but are not yet effective and have not been adopted by the Company for the annual reporting period ending 30 June 2018 are outlined in the table below.

Standard	Mandatory date for annual reporting periods (beginning on or after)	Reporting period standard adopted by the company
IFRS 9 Financial Instruments and related standards	1 January 2018	1 July 2018
IFRS 15 Revenue from Contracts with Customers	1 January 2018	1 July 2018
IFRS 2 – Amendments to Share based	1 January 2018	1 July 2018
IFRS 16 - Leases	1 January 2019	1 July 2019

Management has performed a detailed assessment on the impact of IFRS 15, IFRS 9 and IFRS 16 on the recognition of revenue and concluded that there would be no material difference to how revenue has been recognized under the prevailing accounting standard.

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2018 reporting periods and have not been early adopted by the Company.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a)	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) referred to as ‘the Group’ in the financial statements. Control is achieved where the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

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

The Company determines and presents operating segments using the ‘management approach’ where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Maker (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance and provide the strategic direction and management oversight of the day to day activities of the entity in terms of monitoring results, providing approval for research and development expenditure decisions and challenging and approving strategic planning for the business.

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

Immuron Inc., a subsidiary of the Group, has USD as its functional currency. Accordingly, this entity’s statement of comprehensive income and statement of financial position balances have been translated to the Group’s presentation currency (which is AUD$) at the reporting date. A gain arising from this translation of AUD$79,599 (2017: AUD$40,017) are recognized as Other Comprehensive Income for the year.

(d)	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The Company recognizes revenue when the amount of the revenue can be reliably measured, it is probable that the future economic benefits will flow to the entity and specific criteria have been met for each of the activities as described below. The amount of the revenue is not considered to be reliably measured until all contingencies relating to the sale have been resolved.

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

We engaged experienced advisors (KPMG) to determine and evaluate the advanced findings of the R&D activities, which includes determining and evaluating the eligibility of R&D related expenditure to support our submission of the R&D Tax refund claim. As at 30 June 2018, the recorded income in relation to the R&D was A$ 1,849,123 and the receivable for financial period 2018 was accrued in the statement of financial position was A$ 1,191,029.

(e)	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Company will comply with all attached conditions.

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

For presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short- term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

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

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization and default or delinquency in payment (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognized in the statement of profit or loss and other comprehensive income.

(j)	Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost comprises direct materials, freight and import duty. The Company classifies inventory as a current asset for amounts it expects to sell or consume within its normal operating cycle.

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

Depreciation on assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

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

(ii)	Other long-term employee benefits obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. The obligations are presented as current liabilities in the Statement of financial position if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

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

The provision for impairment of inventories assessment requires a degree of estimation and judgment. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affects obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the Company.

(iii)	Provision for employee benefits

Provision for employee benefits represents amounts accrued for annual leave and long service leave. The current portion for this provision includes the total amount accrued for annual leave entitlements and the amounts accrued for long service leave entitlements that have vested due to employees having completed the required period of service.

(iv)	R&D tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the year ended 30 June 2018 the Group has recorded in other income of $1,849,123 (2017: $1,575,315) to recognize this amount which relates to this financial year.

(v)	Inventory split

The Company’s policy is to reassess the classification of inventory on a periodic basis to determine if the inventory have a longer shelf-life and to assess whether there exists an alternative market for the Colostrum powder (which remains a majority of the inventory).

During the current financial period, management have performed an assessment on its raw materials and its utilization within 12 months from reporting date and have determined $198,585 of raw materials relating to Colostrum expected to be consumed with 12 months and remaining balance of $2,171,867 expected to be consumed after 12 months from reporting date.

During the year ended June 30, 2018, management determined that a portion of its inventory should be reclassified on a prospective basis as a noncurrent asset as a result of a strategic decision made by management in the intended use of its inventory.  The Company decided to terminate all plans to sell the colostrum powder to secondary markets as a result of the continued scientific evidence supporting an extended shelf life.  The extended shelf life provides the Company with the assurance that colostrum will be consumed through the production of its current Travelan and Protectyn products throughout future reporting periods.

(vi)	Fair value measurement hierarchy

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

As at June 30, 2017, management has assessed the terms of the convertible notes and determined that in their view the fair value of the debt component is equal to the proceeds such that there is no residual amount to be allocated to an equity component. In making this determination, management is of the view that the value of the consideration received, net of costs, provided reliable evidence of the fair value of the debt component of the convertible notes. Fair value has been determined by the income approach based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the investors credit risk. A slight increase or decrease in the discount rate used would not be material to the financial statements.

Reconciliation of level 3 fair value measurements:

Convertible notes/debentures
AUD$
Balance at 30 June 2016	1,128,117
- Issue	—
- Change in fair value (*)	—
- Repayments	(902,117)
Balance at 30 June 2017 (Note 13)	226,000

(*) These amounts are recorded in the Finance Costs on the Statement of Profit or Loss and Other Comprehensive Income.

(t)	Comparatives

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment has been made to reclassify the employee benefit obligations within the Consolidated Statements Financial Position for fiscal year ended September 30, 2017 to seek consistent presentation with the current financial period

Note 2.     Revenue and other income

	30 June 2018	30 June 2017	30 June 2016
	AUD$	AUD$	AUD$

Revenue
Revenue from Operating Activities
Sale of goods	1,842,909	1,396,197	1,001,077
Total Revenue from Operating Activities	1,842,909	1,396,197	1,001,077

Other Income
Other income	40	30,672	14,010
Interest income	1,238	8,386	12,165
R&D tax concession refund	1,849,123	1,575,315	1,512,840
Other Income from Non-Operating Activities	1,850,401	1,614,373	1,539,015
Total Revenue and Other Income	3,693,310	3,010,570	2,540,092

Note 3. Expenses

	30 June 2018 AUD$	30 June 2017 AUD$	30 June 2016 AUD$

Expenses
a) Consulting, Employee and Director Expenses
Consulting expenses	—	—	46,775
Wages and salaries expenses	885,197	905,819	956,737
Superannuation and other employee related expenses	153,795	39,664	32,537
Director expenses	285,331	221,373	197,713
Share- based payments	59,975	522,665	1,606,275
Total Consulting, Employee and Director Expenses	1,384,298	1,689,521	2,840,037

b) Corporate Administrative Costs
Audit and accounting fees	222,973	146,007	62,825
Insurances	277,888	150,502	100,609
Foreign exchange (gain) / losses	(258,767)	238,985	217,904
Corporate administration costs	1,094,422	846,315	939,232
Total Corporate Administrative Costs	1,336,516	1,381,809	1,320,570

Note 4.     Income Tax Benefit

The Company has approximately tax losses of A$ 35,299,886 (2017: A$ 30,138,000), representing a Deferred Tax Asset of A$ 9,707,469 (at 27.5%) (2017: A$ 8,287,950) (at 27.5%) that has not been recognized in the Financial Statements, refer to Note 1(f).

Numerical reconciliation of income tax expense to prima facie tax payable

30 June 2018 AUD$
Profit from continuing operations before income tax expense	(3,010,929)
Tax at the Australian tax rate of 27.5% (2017 - 27.5%, 2016 – 30%)	(828,005)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-deductible amounts associated with R&D rebates	(508,509)
Non-allowable expenses	796,398
Deferred tax assets relating to tax losses not recognized	540,116
Income tax expense	—

Note 5.     Key Management Personnel Compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

The Directors of Immuron Limited during the year ended 30 June 2018 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Dr. Roger Aston, Independent non-executive chairman

Mr. Peter Anastasiou, Executive vice chairman

Mr. Daniel Pollock, Independent non-executive director

Mr. Stephen Anastasiou, Independent non-executive director

Prof. Ravi Savarirayan, Independent non-executive director (appointed April 7, 2017)

Mr. Richard J Berman, Independent non-executive director (appointed July 1, 2018)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year ended June 30, 2018:

Dr. Jerry Kenellos, Interim Chief Executive Officer (CEO), (appointed August 3, 2017) and Chief Operating & Scientific Officer (COSO)

Mr. Thomas Liquard, Chief Executive Officer (CEO), (resigned August 3, 2017)

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	30 June 2018 AUD$	30 June 2017 AUD$	30 June 2016 AUD$
Key Management Personnel Compensation
Short-term employee benefits	570,256	681,666	652,514
Post-employment benefits	32,087	25,947	26,004
Share-based payments	59,975	353,670	1,606,275
Total Key Management Personnel Compensation	662,318	1,061,283	2,284,793

Note 6.	Loss per Share

	30 June 2018	30 June 2017	30 June 2016
	AUD$	AUD$	AUD$

Basic/Diluted loss per share (in cents)	2.300	6.400	9.248

a) Net loss used in the calculation of basic and diluted loss per share	3,010,929	6,804,154	7,068,767

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	133,660,556	105,866,110	76,435,993	*

*	This amount includes 182,169 of weighted average shares for ordinary shares in relation to the A$4,511,378 received in capital raising that was not issued as of 30 June 2016.

The Company is currently in a loss making position and thus the impact of potential issuance of shares is concluded as anti-dilutive which includes the Company’s options and warrants and convertible notes payable. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Note 7.	Cash

	30 June 2018 AUD$	30 June 2017 AUD$
Cash at Bank and in hand:
Cash at bank and in hand	4,727,430	3,994,924
Total Cash	4,727,430	3,994,924

The interest rate on cash at bank at 30 June 2018 was 0.4% (2017: 1%)

Note 8.	Trade and Other Receivables

	30 June 2018 AUD$	30 June 2017 AUD$

Current

Trade receivables*	492,276	270,125
Accrued income**	1,191,029	1,498,112
Total Trade and Other Receivables	1,683,305	1,768,237

*	All trade receivables are non-interest bearing.

**	Primarily comprises of receivables from the Australian Tax Office in relation to R&D tax concession for the year.

Note 9.	Inventories

	30 June 2018 AUD$	30 June 2017 AUD$

Current Inventory

Raw materials	198,585	1,793,882
Work in Progress	33,625	48,425
Finished goods	265,692	357,478
Prepaid inventory and supplies	—	136,342
Total Inventory	497,902	2,336,127

At 30 June 2017, management classified the inventory as a current asset as it was expected and assessed that it would be sellable in the next 12 months based on the combination of sales to an alternative market for the Colostrum powder, as well as forecasted manufacturing quantities. During the current financial period, management has performed an assessment on its raw materials and utilization within 12 months from reporting date and have determined AUD$198,585 of raw materials relating to Colostrum will be consumed within 12 months and the remaining balance of AUD$2,171,867 will be consumed after 12 months from reporting date.

During the year ended June 30, 2018, management determined that a portion of its inventory should be reclassified on a prospective basis as a noncurrent asset as a result of a strategic decision made by management in the intended use of its inventory.  The Company decided to terminate all plans to sell the colostrum powder to secondary markets as a result of the continued scientific evidence supporting an extended shelf life.  The extended shelf life provides the Company with the assurance that colostrum will be consumed through the production of its current Travelan and Protectyn products throughout future reporting periods.

	30 June 2018 AUD$	30 June 2017 AUD$

Non-Current Inventory

Raw materials	2,171,867	—
Total Non-Current Inventory	2,171,867	—

Note 10.	Controlled Entities

The Company’s subsidiaries at 30 June 2018 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

	Country of	Percentage of Ownership
	Incorporation	30 Jun 2018	30 Jun 2017

Parent Entity:
Immuron Limited	Australia	—	—

Subsidiaries of Immuron Limited:
Immuron Inc.	USA	100%	100%
Anadis EPS Pty Ltd	Australia	100%	100%
IMC Canada Ltd.	Canada	100%	0%

Note 11.	Trade and Other Payables

	30 June 2018	30 June 2017
	AUD$	AUD$

Current
Trade payables	216,938	699,530
Accrued expenses	435,280	568,988
Other payables	37,108	21,871
Total	689,326	1,290,389

Note 12.	Other Liabilities

	30 June 2018	30 June 2017
	AUD$	AUD$
Other Liabilities
Convertible Notes*	—	226,000
Deferred Revenue**	—	19,139
Borrowings***	—	139,864
Total	—	385,003

(*) Convertible Notes:

On 17 February 2016, the Company secured A$1,700,000 in funding with a New York-based Investment Fund. The facility was used to fund the immediate start of the clinical phase for IMM-529 in Clostridium difficile.

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

(***) Borrowings:

The Company has financed A$162,457 for its insurance policies during the year ended June 30, 2017. Principal and interest (A$8,561) is to be repaid monthly by Immuron over a 11-month term. During the financial year 2018, the outstanding borrowings were repaid by the Company.

Note 13.	Commitments and Contingencies

30 June 2018
AUD$

Lease commitments not recognized in the financial statements:
- not later than 12 months	19,470
- between 1 and 5 years	—
Total	19,470

1	The property lease is a non-cancellable lease with a 3 year term, with rent payable monthly in advance. The minimum lease payments shall be increased by CPI per annum. An option exists to renew the lease at the end of the 3 year term for an additional term of 3 years. The current 3 year lease period expires in December 2018.

The Group has recognised A$38,917, A$46,082 and A$25,501, of rental expenses in its Statement of Profit or Loss and Other Comprehensive Income for the years 2018, 2017 and 2016, respectively, as Corporate Administration Expense.

Note 14.          Contributed Equity

	30 June 2018		30 June 2017		30 June 2016
	No.	AUD$	No.	AUD$	No.	AUD$
Fully Paid Ordinary Shares (No par value)
Balance at
Beginning of year	130,041,417	53,632,995	80,099,646	45,633,354	74,964,232	40,335,347
Capital consolidation (40:1)			—	—	—	—
Shares issued during the year	14,736,789	5,472,200	49,941,771	9,965,323	5,135,414	1,721,789
Shares to be issued(*)			—	—	—	4,511,378
Transactions costs		(733,152)	—	(2,037,557)	—	(135,160)
Cancellation of shares	(2,000,000)	—	—	—	—	—
Treasury shares	—	—	—	—	—	(800,000)
Movement to Retained Earnings	—	—	—	71,875	—	—
Total Contributed Equity	142,778,206	58,372,043	130,041,417	53,632,995	80,099,646	45,633,354

(*) As at 30 June 2016, the Company was committed to issue 18,045,512 ordinary shares in relation to the A$4,511,378 received in capital raising.

During the Full Year ended 30 June 2018, the Company issued the following securities:

Date	Details	No.	Issue Price AUD$	Total Value AUD$
28-Jul-17	Issue of Equity for the repayment of Sea Otter 16th payment of Convertible Note	399,045	0.19	75333
13-Nov-17	Issue of Shares to Grandlodge	875,000	0.16	140,000
15-Mar-18	Private Placement to US Investment Fund	13,162,744	0.39	5,161,585
15-Mar-18	Exercise of NASDAQ Warrants (IMRNW)	300,000	0.32	95,282
	Total 2018 Movement	14,736,789		5,472,200

During the Full Year ended 30 June 2017, the Company issued the following securities:

Date	Details	No.	Issue Price AUD$	Total Value AUD$
7 Jul 2016	Right issue*	18,045,512	—	—
7 Jul 2016	Right issue	3,275,466	0.25	818,867
29 Sep 2016	Right issue to oversubscribes and private placement	3,968,916	0.25	992,229
2 Dec 2016	Shares under ESOP – for 6 months service (vesting monthly)	251,877	0.245	61,710
9 Jun 2017	Shares issued on NASDAQ (equivalent to 610,000 ADSs)**	24,400,000	0.332	8,092,517
Total 2017 Movement		49,941,771		9,965,323

(*) As at 30 June 2016, the Company was committed to issue 18,045,512 of ordinary shares in relation to the A$4,511,378 received in capital raising. These shares were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these new fully paid ordinary shares were issued to Grandlodge on the same terms and conditions as all other subscribers.

(**) Grandlodge participated in our NASDAQ IPO and acquired 32,707 ADRs and 32,707 Warrants.

During the Full Year ended 30 June 2016, the Company issued the following securities:

Date	Details	No.	Issue Price AUD$	Total Value AUD$
18 Sep 2015	Exercise of IMCAI Unlisted Options	218,750	0.376	82,250
30 Sep 2015	Exercise of IMCAI Unlisted Options	93,750	0.376	35,250
19 Oct 2015	Exercise of IMCAI Unlisted Options by Grandlodge	556,000	0.376	209,056
13 Nov 2015	Exercise of IMCAI Unlisted Options	41,666	0.376	15,667
27 Nov 2015	Issue of Shares in lieu of cash payment for services as per Resolution 4 of the Annual General Meeting (AGM) held on 25 Nov 2015	546,875	0.160	87,500
24 Feb 2016	Issue in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17 Feb 2016	294,118	0.340	100,000
24 Feb 2016	Issue of fully paid escrow shares as security for any repayment default of the Convertible Loan in accordance with executed funding agreement with a New York based Investment fund provider and announced to the ASX on 17 Feb 2016	2,000,000	0.400	800,000
13 Apr 2016	Issue in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17 Feb 2016	326,797	0.306	100,000
18 Apr 2016	First repayment of Convertible Notes Security in accordance with executed funding agreement with a New York based investment fund provider announced to the ASX on 17 Feb 2016	241,764	0.312	75,333
16 May 2016	Exercise of IMCAI Unlisted Options	150,000	0.276	41,400
16 May 2016	Second repayment of Convertible Notes Security in accordance with executed funding agreement with a New York based investment fund provider announced to the ASX on 17 Feb 2016	265,694	0.284	75,333
31 May 2016	Issue of Shares in lieu of cash payment for services received	400,000	0.250	100,000
30 Jun 2016	Shares to be Issued from Capital Raising as at 30 June 2016	—	—	4,511,378
Total 2016 Movement		5,135,414		6,233,167

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

Note 15.          Reserves

Nature and Purpose of the Reserve

The reserve recognizes option reserves which are the expense recognized in respect of share-based payments, and foreign currency translation reserve arising from translation of foreign subsidiary.

	30 June 2018		30 June 2017		30 June 2016
	No.	AUD$	No.	AUD$	No.	AUD$
Options over Fully Paid Ordinary Shares
Balance at
Beginning of year	63,690,523	2,434,135	9,937,629	2,132,301	7,188,676	560,646
Capital consolidation (40:1)			—	—	—	—
Options issued during the year	8,424,157	156,392	56,002,894	136,784	7,425,532	285,600
Granted options to be issued(*)			—	—	—	—
Options exercised during the year	(300,000)	—	—	—	(1,060,166)	(71,875)
Expense of vested options	—	59,975	—	333,950	—	1,606,275
Lapse of unexercised options	(465,500)	(463)	(2,250,000)	(168,900)	(3,616,413)	(248,345)
Closing Balance	71,349,180	2,650,039	63,690,523	2,434,135	9,937,629	2,132,301

Foreign currency translation reserve
Opening balance		36,282		(3,735)		(12,581)
Movement during the year	—	(79,599)	—	40,017	—	8,846
Closing balance	—	(43,317)		36,282		(3,735)
Total Reserves	71,349,180	2,606,722	63,690,523	2,470,417	9,937,629	2,128,566

(*) On 9 December 2016, the Company issued 1 million options exercisable at A$0.50 per option expiring on April 1, 2017 to an employee under the Company’s ESOP following the successful completion of the related milestone pertaining to a minimum recruitment of 100 patients into the Company’s NASH Phase 2 clinical trial.

During the Full Year ended 30 June 2018, the Company issued the following options:

Date	Details	No.	AUD$	AUD$
15-Mar-18	Issue of options- Free-attaching 3 options for every 5 new shares as a part of the capital raise	7,897,647	—	—
15-Mar-18	Issue of options - Broker shares as part of placement fee	526,510	0.3	156,392
Total 2018 Movement		8,424,157		156,392

During the Full Year ended 30 June 2017, the Company issued the following options:

Date	Details	No.	AUD$	AUD$
7 Jul 2016	Right issue**	18,045,512	—	—
7 Jul 2016	Right issue	3,275,466	—	—
29 Sep 2016	Right issue to oversubscribes and private placement	3,968,916	—	—
9 Dec 2016	Unlisted options in lieu of services	200,000	0.143	28,620
9 Jun 2017	Options issued to cover equivalent of 610,000 warrants on issue with NASDAQ	24,400,000	0.00033	8,101
9 Jun 2017	Options issued to cover equivalent of 35,075 warrants on issue with NASDAQ	1,403,000	0.00033	463
13 Jun 2017	Options issued to cover equivalent of 91,500 warrants on issue with NASDAQ	3,660,000	0.00033	1,215
22 Jun 2017	Unlisted options in lieu of services	1,050,000	0.094	98,385
Total 2017 Movement		56,002,894		136,784

(**) As of 30 June 2016, the Company was committed to issue 18,045,512 options in relation to the A$4,511,378 received in capital raising. These options were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these options were issued to Grandlodge on the same terms and conditions as all other subscribers.

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at A$0.50 on or before 27 Nov 2019. During the Annual General Meeting in 2018, the shareholders approved the issuance of the options to Ravi Savarirayan.

During the Full Year ended 30 June 2016, the Company issued the following options:

Date		No.	Issue Price AUD$	Total Value AUD$

27 Nov 2015	Issue of Unlisted Options in lieu of cash payment for additional services as per Resolution 5A - 5D of the AGM held on 25 Nov 2015	6,000,000	—	1,606,275
18 Feb 2016	Issue in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17 Feb 2016	1,000,000	0.186	185,600
31 May 2016	Issue of Unlisted Options in lieu of cash payment for services received	425,532	0.235	100,000
Total 2016 Movement		7,425,532		1,891,875

Note 16.          Segments Reporting

Primary Reporting Format - Business Segments

The entity has identified its operating segments based on the internal reports that are reviewed and used by the chief operating decision makers in assessing performance and determining the allocation of resources.

The executive management team considers the business from both a product and a geographic perspective and has identified three reportable segments.

Segments

Research and Development (R&D)

–	Income and expenses directly attributable to the Company’s research and development projects performed in Australia and Israel.

HyperImmune Products

–	Income and expenses directly attributable to Travelan activities which occur in Australia, New Zealand, Canada and the United States. In 2018, the Company earned 62%, 1% and 37% of its revenues from customers located in Australia, Canada and United States, respectively In 2017, the Company earned 64%, 10% and 26% of its revenues from customers located in Australia, Canada and United States, respectively. In 2016, the Company earned 78% and 4% and 18% of its revenues from customers located in Australia, Canada and United States, respectively.

Unallocated Corporate

–	Other items of income and expenses not directly attributable to R&D or HyperImmune Products segment are disclosed as corporate costs. Corporate activities primarily occur within Australia. This segment includes interest expenses from financing activities and depreciation.

	Research & Development	HyperImmune Products	Unallocated Corporate	Total
30 June 2018	AUD$	AUD$	AUD$	AUD$

Segment Revenue & Other income
Revenue from external customers	—	1,842,909	—	1,842,909
R&D tax concession refund	1,849,123	—	1,238	1,850,361
Other income	—	40	—	40
Total Segment Revenues & Other income	1,849,123	1,842,949	1,238	3,693,310

Segment Expenses
Depreciation	—	—	(5,047)	(5,047)
Finance costs	—	—	(18,857)	(18,857)
Share-based payments	—	—	(59,975)	(59,975)
Other operating expenses	(2,257,224)	(832,661)	(3,530,475)	(6,620,360)
Total Segment Expenses	(2,257,224)	(832,661)	(3,614,354)	(6,704,239)
Income Tax Expenses	—	—	—	—
(Loss)/Profit for the Period	(408,101)	1,010,288	(3,613,116)	(3,010,929)

Assets
Segment assets	1,191,029	3,162,045	4,889,614	9,242,688
Total Assets	1,191,029	3,162,045	4,889,614	9,242,688

Liabilities
Segment liabilities	(174,434)	(26,009)	(602,895)	(803,338)
Total Liabilities	(174,434)	(26,009)	(602,895)	(803,338)

	Research & Development	HyperImmune Products	Unallocated Corporate	Total
30 June 2017	AUD$	AUD$	AUD$	AUD$

Segment Revenue & Other income
Revenue from external customers	—	1,396,197	—	1,396,197
R&D tax concession refund	1,575,315	—	—	1,575,315
Interest income	—	—	8,386	8,386
Other income	25,000	5,672	—	30,672
Total Segment Revenues & Other income	1,600,315	1,401,869	8,386	3,010,570

Segment Expenses
Depreciation	—	—	(4,922)	(4,922)
Finance costs	—	—	(24,483)	(24,483)
Share-based payments	(188,481)	—	(334,184)	(522,665)
Other operating expenses	(4,805,874)	(1,017,169)	(3,439,611)	(9,262,654)
Total Segment Expenses	(4,994,355)	(1,017,169)	(3,803,200)	(9,814,724)
Income Tax Expenses	—	—	—	—
(Loss)/Profit for the Period	(3,394,040)	384,700	(3,794,814)	(6,804,154)

Assets
Segment assets	1,498,112	2,585,755	4,202,624	8,286,491
Total Assets	1,498,112	2,585,755	4,202,624	8,286,491

Liabilities
Segment liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)
Total Liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)

	Research & Development	HyperImmune Products	Unallocated Corporate	Total
30 June 2016	AUD$	AUD$	AUD$	AUD$

Segment Revenue & Other income
Revenue from external customers	—	1,001,077	—	1,001,077
R&D tax concession refund	1,512,840	—	—	1,512,840
Interest income	—	—	12,165	12,165
Other income	—	10,200	3,810	14,010
Total Segment Revenues & Other income	1,512,840	1,011,277	15,975	2,540,092

Segment Expenses
Depreciation	—	—	(3,892)	(3,892)
Finance costs	—	—	(156,000)	(156,000)
Share-based payments	—	—	(2,079,375)	(2,079,375)
Other operating expenses	(3,623,961)	(570,183)	(3,175,448)	(7,369,592)
Total Segment Expenses	(3,623,961)	(570,183)	(5,414,715)	(9,608,859)
Income Tax Expenses	—	—	—	—
(Loss)/Profit for the Period	(2,111,121)	441,094	(5,398,740)	(7,068,767)

Assets
Segment assets	1,512,840	2,318,860	4,995,784	8,827,484
Total Assets	1,512,840	2,318,860	4,995,784	8,827,484

Liabilities
Segment liabilities	(769,434)	(538,806)	(2,578,681)	(3,886,921)
Total Liabilities	(769,434)	(538,806)	(2,578,681)	(3,886,921)

Information on major customers:

During the years ended 30 June 2018, 2017 and 2016, the Company had the following major customers (and their respective contribution to the Group’s total revenue):

	2018	2017	2016
Customer A	31%	13%	16%
Customer B	25%	34%	43%
Customer C	12%	15%	22%
Customer D	10%	15%	*
Customer E	*	10%	*

* Less than 10% of revenue for the respective year.

No other single customers contributed 10% or more to the Group’s revenue for all periods.

Note 17.          Cash Flow Information

(a)	Reconciliation of cash flow from operations with loss after income tax

	30 June 2018 AUD$	30 June 2017 AUD$	30 June 2016 AUD$

Net Loss for the Year	(3,010,929)	(6,804,154)	(7,068,767)

Non-Cash
Add depreciation expense	5,047	4,922	3,892
Add change in fair value and interest accrued on borrowings	—	8,561	178,401
Add back equity issued for non-cash consideration*	—	—	187,500
Add back share based payments expense	242,950	522,665	1,891,875
Changes in Working Capital
Add decreases / (increases) in current trade and other receivables	84,932	7,396	(84,004)
Add decreases / (increases) in other current assets	26,561	69,034	(30,015)
Add (increases) in inventory	(333,642)	(280,060)	(909,800)
Add (decreases) / increases in current trade and other payables and deferred revenue	(620,202)	(559,452)	672,582
Add (decrease) increase in provisions	77,839	—	—
	(3,527,444)	(7,031,088)	(5,158,336)

* The cost of A$187,500 relates to issue of shares worth A$87,500 in lieu of cash payments for services to Advanced Clinical Systems International as per resolution 4 of the AGM held on 25 November 2015. Additionally, shares worth A$100,000 were issued to The CFO Solution in lieu of services on 31 May 2016.

(b)	Non-cash financing and investing activities

See Note 8 for details on the uncleared funds of A$2,612,139 from capital raising as at 30 June 2016. An amount of A$114,861 of capital raising costs were recognised as expenses but remained unpaid during the period as at 30 June 2016.

The Company has financed A$162,457 for its insurance policies during the year ended June 30, 2017, which was recorded to Borrowings and Other Assets as of June 30, 2017.

During the financial year 2018, the balance of the outstanding convertible note as at 30 June 2017 was repaid during July 2017 and August 2017 with the liability being fully extinguished by 10 September 2017.

See Note 19 for details regarding issues of options to employees and for details surrounding the issue of shares to suppliers.

Note 18.          Share-based Payments

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

The following table illustrates the number and weighted average exercise price of and movement in share options issued under the scheme during the year:

	30 June 2018		30 June 2017		30 June 2016
	Number of Options	Weighted Avg Exercise Price AUD$	Number of Options	Weighted Avg Exercise Price AUD$	Number of Options	Weighted Avg Exercise Price AUD$

Outstanding at the beginning of the year	1,312,500	0.550	1,062,500	1.560	1,856,150	0.440
Capital consolidation (40:1)			—	—	—	—
Options granted during the year	—	—	1,250,000	0.500	—	—
Granted options to be issued*			—	—	—	—
Options exercised			—	—	(150,000)	0.276
Lapse of unexercised options	—	—	(1,000,000)	0.500	(643,650)	0.276
Options Outstanding at End of the Year	1,312,500	0.550	1,312,500	0.550	1,062,500	0.562
Options Exercisable at the End of the Year	1,312,500	0.550	1,312,500	0.550	62,500	1.556

The options outstanding at 30 June 2018 have a weighted average remaining contractual life of 1.39 years (2017: 1.39 years) and exercise prices ranging from A$0.50 to A$1.56 (2017: from A$0.50 to A$1.56).

(b)	Options Issued to Directors

The following table illustrates the number and weighted average exercise price of and movement in share options issued to directors during the year:

	30 June 2018		30 June 2017		30 June 2016
	Number of Options	Weighted Avg Exercise Price AUD$	Number of Options	Weighted Avg Exercise Price AUD$	Number of Options	Weighted Avg Exercise Price AUD$

Outstanding at the beginning of the year	6,000,000	0.500	7,000,000	0.456	1,000,000	0.456
Capital consolidation (40:1)			—	—	—	—
Options granted during the year			—	—	6,000,000	0.500
Lapse of unexercised options	—	—	(1,000,000)	0.460	—	—
Options Outstanding at End of the Year	6,000,000	0.500	6,000,000	0.500	7,000,000	0.494
Options Exercisable at the End of the Year	6,000,000	0.500	5,000,000	0.500	1,000,000	0.456

The options outstanding at 30 June 2018 have a weighted average remaining contractual life of 2.41 years (2017: 2.41 years) and exercise price of A$0.50 (2017: A$ 0.50).

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at A$0.50 on or before 27 Nov 2019.

(c)	Other options/warrants issued

	30 June 2018		30 June 2017		30 June 2016
	Number of Options	Weighted Avg Exercise Price AUD$	Number of Options	Weighted Avg Exercise Price AUD$	Number of Options	Weighted Avg Exercise Price AUD$

Outstanding at the beginning of the year	56,378,023	0.440	1,875,129	0.561	4,332,526	0.400
Capital consolidation (40:1)			—	—	—	—
Options granted during the year	8,424,157	0.470	54,752,894	0.430	1,425,532	0.549
Options exercised	(300,000)	—		—	(910,166)	0.376
Lapse of unexercised options	(465,500)	1.550	(250,000)	0.460	(2,972,763)	0.376
Options Outstanding at End of the Year	64,036,680	0.470	56,378,023	0.440	1,875,129	0.561
Options Exercisable at the End of the Year	64,036,680	0.470	56,378,023	0.440	1,875,129	0.561

The options outstanding at 30 June 2018 have a weighted average remaining contractual life of 4.589 years (2017: 3.57 years) and exercise prices ranging from A$0.30 to A$1.94 (2017: from A$0.30 to A$1.944).

(d)	Vesting Terms of Options

The following summarizes information about options held by employees, Directors and third parties as at 30 June 2018:

Issue Date	Number of Options	Vesting Conditions	Expiry Date	Exercise Price AUD$
29-Jun-12	14,493	Nil	30-Nov-21	AUD$	1.944
29-Jun-12	29,668	Nil	17-Jan-22	AUD$	1.876
3-Mar-14	15,380	Nil	28-Feb-19	AUD$	1.892
29-May-14	140,056	Nil	28-May-19	AUD$	0.300
27-Nov-15	6,000,000	See below	27-Nov-19	AUD$	0.500
18-Feb-16	1,000,000	Nil	24-Feb-19	AUD$	0.570
31-May-16	425,532	Nil	27-Nov-19	AUD$	0.500
7-Jul-16	25,289,894	Nil	30-Nov-19	AUD$	0.550
9-Dec-16	200,000	Nil	27-Nov-19	AUD$	0.500
9-Jun-17	24,400,000	Nil	13-Jun-22	AUD$	0.326
13-Jun-17	3,660,000	Nil	13-Jun-22	AUD$	0.326
22-Jun-17	1,050,000	Nil	1-Oct-18	AUD$	0.500
22-Jun-17	1,000,000	Nil	27-Nov-19	AUD$	0.500
15-Mar-18	7,897,647	Nil	15-Mar-23	AUD$	0.468
15-Mar-18	526,510	Nil	15-Mar-23	AUD$	0.585

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

December 2016 Options

Pursuant to an agreement entered between the Company and a consultant on April 1, 2015, the Company granted 1,000,000 options, which were issued and vested on 9 December 2016, and each option entitles the holder to purchase one ordinary share of the Company at an exercise price of A$0.500. These options were issued and vested following the successful completion of related milestone pertaining to a minimum recruitment of 100 patients into the Company’s NASH Phase 2 clinical trial.

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

Note 19. Related Party Transactions

The transactions with related parties are as follows:

	30 June 2018 AUD$	30 June 2017 AUD$	30 June 2016 AUD$
Short-term Loan from Grandlodge Capital Pty Ltd
Grandlodge Capital Pty Ltd (Grandlodge) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou. Mr David Plush is also an owner of Grandlodge, and its associated entities.

On 1 December 2015, 6 June 2016 and 9 May 2017, Immuron executed a short-term funding agreement with Grandlodge for a principle amount of $1,000,000 (interest rate 13%), $750,000 (interest rate 15%) and $500,000 (interest rate 15%) respectively.

The short-term funding is a cash advance against the anticipated refund Immuron will receive from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for the Company’s eligible R&D expenditure incurred for financial year of 2015, 2016 and 2017.

Loan from December 2016, June 2016 and May 2017, plus applicable fees and interest, was repaid to Grandlodge on 10 February 2016, 2 December 2016 and 23 June 2017, respectively. Interest expense was approximately $57,000 and $31,000 for the years ended 30 June 2017 and 2016, respectively. In addition, the Company incurred approximately $35,000 of loan fees for the year ended 30 June 2016.
Total paid by the Company to Grandlodge Pty Ltd during the year:	—	1,329,007	1,043,863
At year end the Company owed Grandlodge Pty Ltd:	—	—	772,397

	30 June 2018 AUD$	30 June 2017 AUD$	30 June 2016 AUD$
Service rendered by Grandlodge Pty Ltd to Immuron Ltd:
Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies.

Commencing on 1 June 2013, Grandlodge to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share representing Immuron Limited’s share price at the commencement of the agreement.

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this agreement have been subject to the approval of Immuron shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the agreement, unless both parties agree to an alternative method of payment.

The agreement is cancellable by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Service fees paid to Grandlodge Pty Ltd during the year through the issue of equity:	140,000	—	87,500
Total paid by the Company to Grandlodge Pty Ltd during the year:	—	—	87,500
At year end the Company owed Grandlodge Pty Ltd:	35,000	105,000	35,000

	30 June 2018 AUD$	30 June 2017 AUD$	30 June 2016 AUD$
Premises rental services received from Wattle Laboratories Pty Ltd to Immuron Limited:
Wattle Laboratories Pty Ltd (Wattle) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Commencing on 1 January 2016, Immuron executed a Lease Agreement with Wattle whereby Immuron will lease part of their Blackburn office facilities for Immuron’s operations at rental rate of $38,940 per annum, payable in monthly instalments. The rental agreement is subject to annual rental increases, and effective 1 January 2017, the annual rent was increased to $39,525.

The lease is for a 3 year term with an additional 3 year option period.

The lease is cancellable by either party upon 6 months written notice of termination of the agreement.

Rental fees paid to Wattle Laboratories Pty Ltd during the year through the issue of equity:
Total paid by the Company to Wattle Laboratories Pty Ltd during the year:	33,020	35,792	19,470
At year end the Company owed Wattle Laboratories Pty Ltd:	—	—	21,417

	30 June 2018 AUD$	30 June 2017 AUD$
Service rendered by Great Accommodation Pty Ltd to Immuron Ltd:
During the current financial year, the Company entered into a short-term loan arrangement with Great Accommodation Pty Ltd to fund on going R&D expenditure, for an amount of AUD $500,000 at an interest rate of 15% per annum and a AUD $15,000 establishment fee. The loan was repaid on 12 February 2018.
Total paid by the Company to Great Accommodation Pty Ltd during the year:	520,342	—
At year end the Company owed Great Accommodation Pty Ltd:	—	—

Note 20. Financial Risk Management Objectives and Policies

(a)	Financial Instruments

The Company’s financial instruments consist of cash, trade and other receivables, trade and other payables, borrowings and Convertible Notes:

	30 June 2018 AUD$	30 June 2017 AUD$

Cash	4,727,430	3,994,924
Trade receivables	492,276	1,768,237
Trade and other payables	(689,326)	(1,290,389)
Borrowings (See Notes 13 and 20)	—	(139,864)
Convertible notes	—	(226,000)

The fair values of cash, trade and other receivables, trade and other payables, borrowings and convertible notes approximate their carrying amounts largely due to being liquid assets and payables will be settled within 12 months.

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

The carrying amounts of cash, trade and other receivables, trade and other payables and financial liabilities represents their fair values determined in accordance with the accounting policies disclosed in Note 1. Interest income on cash is disclosed in Note 2.

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

Interest Rate Risk

The Company is exposed to interest rate risks via the cash and borrowings that it holds. Interest rate risk is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates. The objective of managing interest rate risk is to minimise the Company’s exposure to fluctuations in interest rate that might impact its interest revenue and cash flow.

Interest rate risk is considered when placing funds on term deposits. The Company considers the reduced interest rate received by retaining cash in the Company’s operating account compared to placing funds into a term deposit. This consideration also takes into account the costs associated with breaking a term deposit should early access to cash be required.

There has been no change to the Company’s exposure to interest rate risk or the manner in which it manages and measures its risk in the year ended 30 June 2018

Foreign Currency Risk

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

The following financial assets and liabilities are subject to foreign currency risk:

	30 June 2018 AUD$	30 June 2017 AUD$
Cash (AUD/USD)	4,222,310	2,770,682
Trade and other receivable (AUD/USD)	161,138	126,207
Trade and other payables (AUD/USD)	57,667	502,651
Trade and other payables (AUD/CHF)		—
Trade and other payables (AUD/NZD)		—
Trade and other payables (AUD/ISL)	4,320	20,489

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

There has been no change in the manner the Company manages and measures its risk in the year ended 30 June 2018.

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

The Company has conducted a sensitivity analysis of the Company’s exposure to foreign currency risk. The analysis shows that if the Company’s exposure to foreign currency risk was to fluctuate as disclosed below and all other variables had remained constant, then the foreign currency sensitivity impact on the Company’s loss after tax and equity would be as follows:

Trade and Other Payables	30 June 2018 (Higher) / Lower AUD$	30 June 2017 (Higher) / Lower AUD$
AUD / USD: 2018 +8.00% (2017: +8.00%)	6,343	35,186
AUD / USD: 2018 -8.00% (2017:-8.00%)	(6,343)	(35,186)
AUD / ISL: 2018 +11.00% (2017: +11.00%)	302	2,254
AUD / ISL: 2018 -11.00% (2017: -11.00%)	(302)	(2,254)

Credit Risk

The Company is exposed to credit risk via its cash and trade and other receivables. Credit risk is the risk that a counter-party will default on its contractual obligations resulting in a financial loss to the Company. To reduce risk exposure for the Company’s cash, it places them with high credit quality financial institutions.

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

The Company has analyzed its trade receivables (excluding R&D receivable) below:

	0 - 30 days AUD$	31 - 60 days AUD$	61 - 90 days AUD$	90 days + AUD$	Total AUD$

2018 Trade receivables	250,806	122,890	106,494	11,986	492,276

2017 Trade receivables	173,248	33,731	419	62,727	270,125

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

The Company has analyzed its trade and other payables below:

	0 - 30 days AUD$	31 - 60 days AUD$	61 - 90 days AUD$	90 days + AUD$	Total AUD$
2018 Trade and other payables and notes payable	216,938	—	—	—	216,938
2018 Borrowings (see Note 18 for repayment terms)	—	—	—	—	—
2018 Convertible notes (note 13 for repayment terms)	—	—	—	—	—

2017 Trade and other payables and notes payable	1,074,569	102,546	72,052	77,395	1,326,562
2017 Borrowings (see Note 18 for repayment terms)	n/a	n/a	n/a	n/a	139,864
2017 Convertible notes (note 13 for repayment terms)	n/a	n/a	n/a	n/a	226,000

As of June 30, 2018, the Company maintained a cash balance of A$4,727,430 (fiscal year 2017: A$3,994,924). Additionally, the Company also recognised a total of A$1,683,305 (fiscal year 2017: A$1,768,237) in receivables, including a A$1,191,029 (fiscal year 2017: A$1,498,112) related to R&D Tax Concession. The 2017 R&D Tax concession was received in February 2018 and 2016 was received in November 2016. On this basis, even though the company has been in loss making position historically, management is satisfied that the Group is a going concern and are of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in the Consolidated Statement of Financial Position as of June 30, 2018.

Note 21. Events after the Reporting Date

On 29 June 2018, the Company announced to the market two major changes to the board. Effective 01 July, 2018, the Company appointed a non-executive director, Mr. Richard J Berman and the resignation of the joint company secretary Mr. Peter Vaughan.

On 1 July 2018, the Company issued 1,000,000 unlisted employee stock options to a key management personnel, Dr. Jerry Kanellos.

On 1 July 2018, the Company granted 2,000,000 unlisted options to Mr. Richard J Berman, subject to the shareholder approval.

On 11 July 2018, the Company announced that the European Patent Office (EPO) has decided to grant a patent for the use of composition for the treatment of Non-alcoholic steatohepatitis (NASH). This patent (EPO Grant No. 2424890) is entitled “Anti-LPS enriched immunoglobulin preparations for the treatment and/or prophylaxis of a pathologic disorder”). This patent is due to Expire in April 2030, with potential for supplementary protection and extension of this monopoly.

On 16 July 2018, the Company announced an update towards the research collaboration with the US Department of Defense Research going ahead. The report confirmed that Travelan pre-clinical shigellosis challenge studies in non-human primates (NHP) successfully completed, resulted in prevention of clinical shigellosis in 75% of Travelan treated NHPs. Studies were commissioned by the US Department of Defense to evaluate Travelan®’s ability to neutralise pathogenic bacteria of interest, including Campylobacter, ETEC and Shigella.

No other matter or circumstances has arisen since 30 June 2018 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Note 22. Company Details

The registered office of the Company is:

Level 3, 62 Lygon Street, Carlton, Victoria, Australia 3053.

The principal place of business of the Company is:

Unit 10, 25-37 Chapman Street, Blackburn, Victoria, Australia 3130.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Immuron Limited

By:	/s/ Dr. Jerry Kanellos
Dr. Jerry Kanellos
Interim Chief Executive Officer

Dated: October 31, 2018