Form 20-F
period 2019-06-30
Immuron Ltd
filed 2019-10-28
CIK 1660046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 000-38104

IMMURON LIMITED

(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive offices)

Dr. Gary S. Jacob, Chief Executive Officer

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

+61 (0)3 9824 5254 (phone); +61 (0)3 9822 7735 (fax)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 40 Ordinary Shares	The NASDAQ Stock Market LLC

Warrants (expiring June 2022)	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2019                     163,215,706

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§2232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐ No ☒

INTRODUCTION

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer delivery within the gastrointestinal (“GI”) track and essentially do not cross into the bloodstream, potentially leading to much improved safety and tolerability, without sacrificing efficacy. We believe that our two lead drug candidates, IMM-124E and IMM-529, currently in clinical development, have the potential to transform the existing treatment paradigms for travelers’ diarrhea and for C. difficile infections, respectively. We currently market our flagship commercial product Travelan® in Australia, where it is a listed medicine on the Australian Register for Therapeutic Goods, as an over-the-counter product indicated to reduce the risk of travelers’ diarrhea. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

Our American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) and warrants (each, a “Warrant” and collectively, the “Warrants”)) are listed on The NASDAQ Capital Market under the symbols “IMRN” and “IMRNW”, respectively. Each ADS represents 40 of our ordinary shares, no par value. Each Warrant has a per ADS exercise price of US$10.00 and expires five years from the date of issuance. Our ordinary shares are also listed on the Australian Securities Exchange under the symbol “IMC.”

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” or the negative of these terms or other comparable terminology. are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information-Risk Factors.”

i

ii

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The tables below as of and for the five years ended June 30, 2019 set forth selected consolidated financial data, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of June 30, 2019 and, 2018 appear in this annual report. The consolidated income statement data for the years ended June 30, 2019, 2018 and 2017 and the consolidated balance sheet data as of June 30, 2019 and 2018 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements”. The consolidated financial data as of June 30, 2017, 2016 and 2015 and for the years ended June 30, 2016 and 2015 have been derived from our audited consolidated financial statements which are not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:

	For the year ended June 30,
	2019 AUD$	2018 AUD$	2017 AUD$	2016 AUD$	2015 AUD$
Consolidated Statement of Profit or Loss and Other Comprehensive Income Data:

Revenue from contracts with customers	2,387,426	1,842,909	1,396,197	1,001,077	1,002,380
Cost of Goods Sold	(667,371)	(418,693)	(337,546)	(301,435)	(316,128)
Gross Profit	1,720,055	1,424,216	1,058,651	699,642	686,252

Other Income	532,050	1,849,163	1,605,987	1,526,872	1,494,387
Other gains/(losses) – net	38,413	95,167	(375,479)	(221,112)	(70,190)

Expenses:
General and administrative expenses	(5,014,128)	(3,412,576)	(3,109,845)	(4,337,686)	(1,654,026)
Research and development expenses	(1,044,528)	(2,257,224)	(4,630,674)	(3,623,961)	(3,018,294)
Selling and marketing expenses	(864,644)	(686,714)	(1,271,526)	(751,805)	(226,583)
Operating loss	(4,632,782)	(2,987,968)	(6,722,886)	(6,708,050)	(2,788,454)

Finance income	39	1,238	8,386	12,143	96,634
Finance expenses	—	(24,199)	(89,654)	(372,860)	—
Finance costs - net	39	(22,961)	(81,268)	(360,717)	96,634

Loss before income tax	(4,632,743)	(3,010,929)	(6,804,154)	(7,068,767)	(2,691,820)
Income Tax Expense	—	—	—	—	—
Loss for the period	(4,632,743)	(3,010,929)	(6,804,154)	(7,068,767)	(2,691,820)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	61,846	(79,599)	40,017	8,846	(12,581)
Total Comprehensive Loss for the Period	(4,570,897)	(3,090,528)	(6,764,137)	(7,059,921)	(2,704,401)

Loss per share, basic and diluted (in cents per share)	(3.20)	(2.25)	(6.40)	(9.248)	(3.592)
Weighted-average number of shares outstanding, basic and diluted	144,740,535	133,660,556	105,866,110	76,435,993	74,935,902

	As of June 30,
	2019 AUD$	2018 AUD$	2017 AUD$	2016 AUD$	2015 AUD$
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	5,119,887	4,727,430	3,994,924	2,290,639	3,116,074
Total current assets	6,682,444	7,050,437	8,267,654	8,809,421	5,998,898
Total assets	8,561,647	9,242,688	8,286,491	8,827,484	6,018,412
Total current liabilities	1,195,531	803,338	1,711,565	3,886,921	1,207,810
Total liabilities	1,210,511	803,338	1,711,565	3,886,921	1,207,810
Total equity	7,351,136	8,439,350	6,574,926	4,940,563	4,810,602

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our ADSs involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ADSs. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Financial Condition

As a company predominantly focused on the research and development activities of our existing patent portfolio pipeline we have incurred operating losses; we expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred losses in every period since we began operations in 1994 and we have reported net losses of A$4,632,743, A$3,010,929, A$6,804,154, A$7,068,767 and A$2,691,820 during the fiscal years ended June 30, 2019, 2018, 2017, 2016 and 2015, respectively. As of June 30, 2019, our accumulated deficit was A$56,860,523. We are budgeting to continue to incur additional operating losses for the next several years as we expand our research and development activities for the treatment of infectious diseases, commence new trials for our product candidate IMM-529 for C. difficile, and potential other assets/indications. We may never be able to achieve or maintain profitability.

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

As of June 30, 2019, we had A$5,119,887 in cash and cash equivalents. Developing prescription products is expensive and we will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

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

Our ability to generate future revenues from commercializing our intellectual property (“IP”) assets depends heavily on our success in:

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

The process of developing product candidates for the prevention and treatment of gut mediated pathogens contains a number of inherent risks and uncertainties, including clinical and regulatory risks.

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

We are a clinical development stage company and our pharmaceutical products are designed to treat a range of infectious diseases. Other than our Travelan and Protectyn products, we have not sufficiently advanced the development of any of our products, including our current lead product candidate, IMM-124E, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

We receive Australian government research and development income tax concession refunds. If our research and development expenditures are not deemed eligible for the refund, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received, and expect to continue to receive, refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures by small to medium size Australian entities during the year ended June 30, 2019, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss.

The Research and Development Tax Incentive refunds are made by the Australian federal government for eligible research and development purposes based on the filing of an annual application and subsequent income tax returns for the fiscal year. We recognized Research and Development Tax Concession Incentive refunds in the fiscal years ended June 30, 2018, June 30, 2017, June 30, 2016 and June 30, 2015 of A$1,849,123 A$1,575,315, A$1,512,840, and A$1,478,581, respectively, and we have recognized A$531,005 for the fiscal year ended June 30, 2019, that includes an estimate of the receipt for the claim yet to be filed.

These refunds are available to fund our ongoing activities including our research and development activities in Australia, as well as activities in Europe, the U.S. and Israel to the extent such overseas-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. To the extent our research and development expenditures are deemed to be “ineligible,” then our refunds would decrease. In addition, the Australian government may in the future modify the requirements of or reduce the amounts or percentage claimable in turn reducing the refunds available under the Research and Development Tax Incentive program, or discontinue the incentive program entirely. Any such change in the Research and Development Tax Incentive program would have a negative effect on our future cash flows and our potential associated future expenditures.

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

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive preclinical testing and “adequate and well- controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Even if we obtain positive results from preclinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology. The failure of clinical trials to demonstrate safety and efficacy for a particular desired indication could harm development of that product candidate for other indications as well as other product candidates.

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

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of the clinical trials. Moreover, we rely on third parties such as clinical research organizations to assist us in clinical trial management functions including clinical trial database management, statistical analyses, site management and monitoring. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

If we experience delays in testing, in gaining the receipt of necessary approvals, or if we need to perform more, larger or more complex clinical trials than planned, our product development costs may increase. Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations.

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

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel, including Dr. Gary S Jacob who is currently our Chief Executive Officer. The loss of the services from Dr. Jacob could negatively affect our business.

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

Even if we obtain approval for a product candidate, we may not generate or sustain revenue from sales of the product if the product cannot be sold at a competitive cost or if it fails to achieve market acceptance by physicians, patients, third-party payors or others in the medical community. These market participants may be hesitant to adopt a novel treatment based on hyper-immune colostrum technology, and we may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any product candidates developed by us or our existing or future collaborators. Market acceptance of our product candidates will depend on, among other factors:

●	the safety and efficacy of our product candidates;
●	our ability to offer our products for sale at competitive prices;
●	the relative convenience and ease of administration of our product candidates;
●	the prevalence and severity of any adverse side effects associated with our product candidates;
●	the terms of any approvals and the countries in which approvals are obtained;
●	limitations or warnings contained in any labeling approved by the FDA or comparable foreign regulatory authorities;
●	conditions upon the approval imposed by FDA or comparable foreign regulatory authorities, including, but not limited to, a Risk Evaluation and Mitigation Strategy (“REMS”);
●	the willingness of patients to try new treatments and of physicians to prescribe these treatments;
●	the availability of government and other third-party payor coverage and adequate reimbursement; and
●	availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments.

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

We may be required to enter into contracting arrangements with third parties to manufacture our product candidates for large-scale, pre- clinical and/or clinical trials. We may not be able to make the transition from laboratory-scale to development-scale or from development-scale to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

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

At this time, we are relying on a single manufacturer to develop Good Manufacturing Practice (“GMP”), processes for our lead compound. Our lead compound, IMM-124E, is manufactured by Synlait Milk Limited based in New Zealand. This manufacturer enables efficient large-scale manufacture of colostrum to provide drug substance for our current and prospective trials in fatty-liver patients. We also rely on contract manufacturers such as Mayne Pharma International, to produce all of our marketed products and Pharmaceutical Packaging Professionals and Australian Blister Sealing to package our investigational drug products. We are actively seeking additional and back-up manufacturers but may be unsuccessful in our efforts or may incur material additional costs and substantial delays.

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

Cyber-attacks or other breaches of network or information technology (“IT”) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. Such an event may result in our inability, or the inability of our partners, to operate the research and development facilities, which even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

To date, we have not had any such occurrence of cyber-attacks to our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access or other cyber incidents, individually or in the aggregate; however, should this occur in the future, it may result in a material impact to our operations or financial condition.

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

Positive results from preclinical studies of our product candidates are not necessarily predictive of future results of planned clinical trials of our product candidates.

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

Even if we timely develop a manufacturing process and successfully transfer it to the third-party manufacturers of our product candidates, if such third-party manufacturers are unable to produce the necessary quantities of our product candidates, or do so in compliance with Current Good Manufacturing Practice (“cGMP”) or with pertinent foreign regulatory requirements, and within our planned time frame and cost parameters, the development and sales of our product candidates, if approved, may be impaired.

Risks Related to Government Regulation

If we do not obtain the necessary governmental approvals, we will be unable to commercialize our pharmaceutical products.

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example, in Australia, principally the Therapeutics Goods Administration (“TGA”), the FDA in the U.S.; the Medicines and Healthcare products Regulatory Agency, (“MHRA”) in the United Kingdom; the Medical Products Agency (“MPA”) in Sweden; and the EMA in Europe. These regulatory processes can take many years and require the expenditure of substantial resources. Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications. Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

We will not be able to commercialize any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre- clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. Even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

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

Even if we obtain regulatory approval in a jurisdiction, the regulatory authority may still impose significant restrictions on the indicated uses or marketing of our product candidates or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the holder of an approved biologics license application (“BLA”) is obligated to monitor and report to the FDA adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process.

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

We have concentrated our product research and development efforts on our hyper-immune colostrum technology, and our future success depends on successful clinical development of this technology. We plan to develop a pipeline of product candidates using our technology and deliver therapeutics for a number of infectious and life-threatening conditions, including C. difficile Infections (“CDI”), Shigellosis (bacillary dysentery) and Traveler’s Diarrhea.

The scientific research that forms the basis of our efforts to develop product candidates is based on the pre-clinical and clinical data in conditions such as CDI, Shigellosis (bacillary dysentery) and Traveler’s Diarrhea, and the identification, optimization and delivery of hyper-immune colostrum- based product candidates is relatively new. The scientific evidence to support the feasibility of successfully developing therapeutic treatments based on our technology is preliminary and limited. There can be no assurance that any development and technical problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may be unable to reach an agreement on favorable terms, or at all, with providers of vectors needed to optimize delivery of our product candidates to target disease cells and we may also experience unanticipated problems or delays in expanding our manufacturing capacity or transferring our manufacturing process to commercial partners, any of which may prevent us from completing our clinical trials or commercializing our products on a timely or profitable basis, if at all.

Only a few product candidates based on our technology have been tested in either animals or humans. We may discover that the applications of IMM-124E and IMM-529 do not possess properties required for a therapeutic benefit, such as the ability to sufficiently suppress the immune system for the period of time required to be approved as a NASH or CDI therapeutic. In addition, application of hyper-immune- based products in humans may result in safety problems. We currently have only limited long-term data, and no conclusive evidence, to suggest that we can effectively produce efficacious therapeutic treatments using our hyper-immune colostrum technology.

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

The FDA and foreign regulatory authorities also have substantial discretion in the pharmaceutical and biological product approval process. The numbers, types and sizes of preclinical studies and clinical trials that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, and there may be varying interpretations of data obtained from preclinical studies or clinical trials, any of which may cause delays or limitations in the approval or the decision not to approve an application. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2019, our cumulative operating losses have a total potential tax benefit of A$10,230,814 at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and for losses generated prior to January 1, 2018 for up to 20 years in the U.S. as long as certain conditions are met. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, as amended. Our carry forward net operating losses in the U.S. first start to expire in 2035.

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

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. Licenses required under patents held by third parties may not be made available on terms acceptable to us, or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties may, in the future, assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation or proceedings, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such litigation or proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	Others may be able to make products that are similar to ours but that are not covered by the claims of the patents that we own.;
●	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights;
●	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

●	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license;
●	It is possible that our pending patent applications will not lead to issued patents;
●	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges;
●	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
●	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business; and/or
●	Compulsory licensing provisions of certain governments to patented technologies that are deemed necessary for the government to access.

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

Some specific factors that could negatively affect the price of the ADS or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our operating results;
●	changes in market valuations of similar companies;
●	changes in our key personnel;
●	changes in financial estimates or recommendations by securities analysts;
●	trading prices of our ordinary shares on the Australian Securities Exchange (“ASX”);
●	changes in trading volume of ADS on The NASDAQ Capital Market, or NASDAQ, and of our ordinary shares on the ASX;
●	sales of the ADS or ordinary shares by us, our executive officers or our shareholders in the future; and
●	conditions in the financial markets or changes in general economic conditions.

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

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. Among other things, as a foreign private issuer we have elected to follow home country practice with regard to, the composition of the board of directors and the audit committee, the financial expert, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. See Item 16G - Corporate Governance.

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

We will cease to be an emerging growth company upon the earliest of:

●	the end of the fiscal year in which the fifth anniversary of completion of our initial public offering (“IPO”) occurs;
●	the end of the first fiscal year in which the market value of our ordinary shares held by non-affiliates exceeds US$700 million as of the end of the second quarter of such fiscal year;

●	the end of the first fiscal year in which we have total annual gross revenues of at least US$1.07 billion; and
●	the date on which we have issued more than US$1 billion in non-convertible debt securities in any rolling three-year period.

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to accounting controls and procedures in the future, or, if we discover additional material weaknesses and other deficiencies in our internal control and accounting procedures, the price of our ordinary shares and ADSs could decline significantly and raising capital could be more difficult. Previously, our management determined that our disclosure controls and procedures and internal controls were ineffective as of June 30, 2018.

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. As of June 30, 2018, our management determined that we had material weaknesses in our control environment and in the period end financial close and reporting process. We have since remediated such material weaknesses and our internal controls and accounting procedures are effective. If additional material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our ordinary shares and ADSs could drop significantly.

ADS holders may be subject to additional risks related to holding ADS rather than ordinary shares.

ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:

●	As an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the ADR depositary as permitted by the amended and restated deposit agreement among the Company, The Bank of New York Mellon, as depositary, and owners and holders of our ADSs (the “Deposit Agreement”);
●	distributions on the ordinary shares represented by your ADS will be paid to the ADR depositary, and before the ADR depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADR depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution; and
●	We and the ADR depositary may amend or terminate the Deposit Agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

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

Generally, if, for any taxable year, at least 75% of our gross income is passive income (including our pro rata share of the gross income of our 25% or more owned corporate subsidiaries) or at least 50% of the average quarterly value of our total gross assets (including our pro rata share of the gross assets of our 25% or more owned corporate subsidiaries) is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, a U.S. holder of our ordinary shares or ADSs may suffer adverse tax consequences, including having gains recognized on the sale of our ordinary shares or ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares or ADSs by individuals who are U.S. holders, and having interest charges added to their tax on distributions from us and on gains from the sale of our ordinary shares or ADS. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

Our status as a PFIC may also depend, in part, on how quickly we utilize any cash proceeds from any offering. Since PFIC status depends on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of our ordinary shares or ADS, which may be volatile, there can be no assurance that we will not be a PFIC for any taxable year. While we expect that we were not a PFIC for our taxable year ended June 30, 2019, no assurance of our PFIC status can be provided for such taxable year or future taxable years. Prospective U.S. investors should discuss the issue of our possible status as a PFIC with their tax advisors.

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

We are incorporated in Australia, certain of our directors and officers reside outside the U.S. and substantially all of the assets owned by such persons are located outside of the U.S.. As a result, it may be impracticable or at least more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise.

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

Australian companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of an Australian company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. Australian courts are also unlikely to recognize or enforce against us judgments of courts in the U.S. based on certain liability provisions of U.S. securities law and to impose liabilities against us, in original actions brought in Australia, based on certain liability provisions of U.S. securities laws that are penal in nature. Although the courts of Australia may recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits upon being satisfied about all the relevant circumstances upon which such judgment was obtained, there is no statutory recognition in Australia of judgments obtained in the U.S..

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia in 1994 and have been listed on the ASX since April 30, 1999. Our ADSs and Warrants have traded on The NASDAQ Capital Market since June 13, 2017. Our principal executive office is located at Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053 and our telephone number is +61 (0)3 9824 5254. Our agent for service in the U.S. is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711.

B. Business Overview

We are a clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer targeted delivery within the gastrointestinal track but do not cross into the bloodstream, potentially leading to much improved safety and tolerability, without sacrificing efficacy. We believe that our two lead product candidates, IMM-124E and IMM-529, have the potential to transform the existing treatment paradigms for Travelers’ Diarrhea and for C. difficile infections, respectively.

We currently market an OTC product, Travelan, in Australia, Canada, and the U.S. Travelan was developed utilizing our novel technology platform and targets 13 strains of pathogenic E. coli. Travelan has been shown to be up to 90% effective in the prevention of diarrhea in several E.coli challenge placebo controlled clinical studies. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of travelers’ diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of travelers’ diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA). Travelan sales for fiscal year 2019 and 2018 were gross A$2.5 million (net: AUD$2.3 million) and AUD$2 million (net: AUD$1.8 million), respectively.

OUR STRATEGY

Our goal is to become one of the leading biopharmaceutical companies developing and commercializing therapeutics to address increased unmet medical needs in the anti-infective area. The critical components of our strategy include:

●	Aggressively advancing our two lead oral polyclonal antibody drug candidates presently in clinical development: 1) IMM-124E as a drug to specifically prevent travelers’ diarrhea, and 2) IMM-529 to treat recurrent C. difficile infections (CDI);
●	Leveraging our technology platform and our collaborations to expand our differentiated polyclonal-based product pipeline across multiple indications including various novel and potentially game-changing anti-infective programs with the U.S. Department of Defense (DoD);
●	Continuing to invest in and growing Travelan sales worldwide, including in the U.S., Australia, Canada, and in new markets;
●	Continuing to invest in mechanism of action studies that expand our understanding of our novel mechanism of action across our targeted diseases and conditions, and potentially identify new opportunities for investment; and
●	Protect and leverage our intellectual property portfolio and patents. We believe that our intellectual property protection strategy, grounded in securing composition of matter patents on the biologics we develop, as well as broader patents to protect our technology platform, has best positioned us to gain broad and strong protection for our assets. We have 20 granted patents, 1 accepted patent awaiting grant and 9 pending patent applications worldwide. We have been issued patents in the U.S., Australia, Canada, India, Japan and New Zealand.

OUR PLATFORM

Our platform technology is based on oral polyclonal immunoglobulins. Prior to calving, cows are immunized with proprietary vaccines to ensure maximum immunogenicity and after calving, the first milk, called bovine colostrum is harvested and processed to produce bovine colostrum powder. This proprietary process of vaccinating cows with specific vaccines generated against antigens for therapeutic targets ensures that the colostrum contains a high concentration of polyclonal antibodies and high concentrations of immunoglobulin G1 against the specified antigens. The technology is generally believed to be safe, low cost and can be applied to a variety of diseases.

The underlying nature of our platform technology enables the development of medicines across a large range of diseases, including infectious diseases and immune mediated disorders. The platform can be used to block viruses or bacteria at mucosal surfaces (such as the GI tract) and neutralize the toxins they produce. Additionally, the dairy origins of our antibodies enable us to commercialize our platform through most regulatory pathways, including prescription (Rx), medical foods, over-the-counter medicines, and dietary supplements.

The active pharmaceutical ingredient (API) for a particular application is prepared using the first milking colostrum of dairy cows that have been immunized with patented vaccines for the specific therapeutic use to produce very high levels of specific antibodies against selected surface antigens. Pregnant dairy cows at commercial dairy farms are immunized through a proprietary process. Such inoculation of dairy cows with specific vaccines activates a generalized immune response in the host animal to produce antibodies which recognize and bind to bacterial cell-surface epitopes that the vaccines were designed against. These polyclonal antibodies in the harvested bovine colostrum are present in high concentration within the raw material which is further processed to produce the final drug product which contains at least 35% immunoglobulins (Ig), composed mainly of IgG (mostly IgG1).

Risk management covering the source of colostrum must focus on assurance of absence of Bovine Spongiform Encephalopathy (“BSE”), commonly known as Mad Cow Disease attributable to the liquid raw product. Australia and New Zealand are classified as Category 1 countries with negligible BSE risk.

OUR PIPELINE

We presently have two drug candidates in clinical development: 1) IMM-124E as a drug to prevent travelers’ diarrhea, and 2) IMM-529 to treat recurrent C. difficile infections.

IMM-124E to Prevent Travelers’ Diarrhea

IMM-124E is manufactured from colostrum harvested from dairy cows that have been immunized against the 13 most common pathogenic strains of enterotoxigenic E.coli (ETEC). IMM-124E is designed to block and reduce bacterial growth without negatively impacting essential microbiota, and is a first-in-class, oral polyclonal antibody therapeutic which targets gram negative ETEC and other cross-reactive pathogenic bacteria in the gut, leading to the blockage of their pathologic activities.

Earlier Clinical Studies on IMM-124E

IMM-124E was evaluated as a potential drug to treat non-alcoholic steatohepatitis (NASH) under FDA IND #014933. The primary endpoint was the mean change from baseline in the hepatic fat fraction (HFF, %), as measured by MRI at week 24 for two doses of IMM-124E compared with placebo. Both doses of IMM-124E did not lead to significant reduction in fat at the end of 24 weeks of therapy. Topline results from this earlier IMM-124E phase II NASH clinical study were reported in March 2018. The 24-week treatment study which was conducted in Australia, Israel, and the U.S. involved 133 biopsy-proven NASH patients. The study results demonstrated that IMM-124E, a first-in-class, oral antibody therapy targeting the endotoxin lipopolysaccharide (LPS) and other bacterial components in the gastrointestinal tract, resulted in a statistically significant reduction of serum LPS in patients with biopsy proven NASH. IMM-1214E was developed to target ETEC pathogens, preventing LPS from translocating into the portal circulation. The study results demonstrated a statistically significant reduction of serum LPS levels in the drug treatment arms when compared to placebo, providing proof-of-concept for a novel mechanism of action. Serum ALT was also significantly reduced when compared to placebo as well as AST and cytokeratin-18 (CK-18) demonstrating metabolic endotoxemia can be decreased with IMM-124E which can lower serum LPS levels and reduce LPS -associated liver inflammation. The data showed a small statistically significant reduction in serum lipopolysaccharide (LPS), and reductions in two biomarkers associated with liver function, but the drug did not display signs of clinical benefit in reducing fat content of the liver in patients with NASH. Consequently, we decided not to continue clinical development of IMM-124E specifically to treat NASH. Data from this trial, however, showed that IMM-124E was not systemically absorbed, and the trial provided further support for IMM-124E’s safety profile, and for its potential use in other therapeutics areas.

Two additional clinical studies, sponsored and funded by the National Institute of Health, have been performed with IMM-124E: 1) a Phase II clinical study in patients with severe alcoholic hepatitis (SAH) conducted under FDA IND #015675, and 2) a Phase II clinical study in pediatric patients with non-alcoholic fatty liver disease (NAFLD) conducted under FDA IND #017066.

Top-line results from the SAH trial with Dr. Arun Sanyal of Virginia Commonwealth University as the lead Principal Investigator were released on August 8, 2019. The primary objective of this study was to evaluate the safety and efficacy of IMM-124E at two oral dosage levels as compared with a placebo in patients with severe alcoholic hepatitis and with all patients being treated with steroids. A total of 57 patients with SAH with a model for end stage liver disease (MELD) score ranging from 21-28 were enrolled into the clinical study and were treated with either IMM-124E or placebo for 28 days (placebo N=20, IMM-124E 2400 mg/day N=18, IMM-124E 4800 mg/day N= 19). No suspected unexpected serious adverse reactions were reported and no differences in serious adverse events (SAE) were observed across the three arms of the study and no SAE was considered related to the study drug by investigators. Both doses of IMM-124E in the study (2400mg and 4800mg) were well tolerated. There were 9 deaths reported over a six-month period for the entire cohort and there were no significant differences across study groups. The data showed that IMM-124E is safe to use in patients with SAH but does not reduce circulating lipopolysaccharide levels, mortality or have an impact on MELD score in the study population, and we will not continue clinical development of IMM-124E specifically to treat SAH.

The second Phase II clinical trial involving pediatric patients with NAFLD, which is still undergoing enrollment of patients, is designed to enroll 40 pediatric patients who are dosed in a three month treatment period. The trial is designed to determine the safety and exploratory efficacy of IMM-124 in pediatric NAFLD patients. The trial has presently randomized 24 of the targeted 40 patients into the study. The top-line results for this study are anticipated to be reported in 2020.

Plan to Develop IMM-124E as a Drug to Prevent Travelers’ Diarrhea

On April 11, 2019, we announced plans to pursue clinical development of IMM-124E through a formal FDA registration pathway as a drug to prevent travelers’ diarrhea. We believe this is an important strategic initiative towards enhancing commercialization of the Travelan/IMM-124E franchise. Because Travelan and IMM-124E are one and the same, we believe seeking FDA registration for IMM-124E as a drug to prevent travelers’ diarrhea offers the potential for substantial sales benefits to Immuron. We are moving aggressively forward to develop IMM-124E through the FDA, and on August 20, 2019 we filed with FDA a request for a pre-IND Type B meeting with the agency, with a submitted IND#145362 application, to discuss the clinical development plan for IMM-124E to prevent travelers’ diarrhea. We believe that a successful clinical program, followed by a BLA filing with the FDA, and successful FDA approval of IMM-124E to specifically prevent travelers’ diarrhea could lead to substantial increases in the marketing of what we believe would be the first drug clinically demonstrated to prevent travelers’ diarrhea.

The Type B meeting with FDA is also planned to provide us with feedback on the future development program which we hope will enable us to open a Phase 3 registration trial in 2020, establishing the basis for a future BLA filing of IMM-124E to prevent travelers’ diarrhea.

IMM-529 to Treat Recurrent C. difficile Infections (CDI)

Background on C. difficile

C. difficile is a gram-positive, toxin-producing, spore-forming bacterium that generally causes severe and persistent diarrhea in infected individuals, but can also lead to more severe outcomes, including in the most serious cases, death. C. difficile infection (CDI) is most often associated with the prior use of antibiotics. The U.S. Centers for Disease Control has identified CDI as one of the top three most urgent antibiotic-resistant bacterial threats in the U.S. and is now the most common cause of hospital acquired infection in the U.S. CDI is responsible for approximately 29,000 deaths in the U.S. annually. The prevalence of CDI is estimated at more than 450,000 infections annually, with nearly 100,000 cases of first recurrences. Research suggests that the risk of recurrence is approximately 25% after the primary occurrence of CDI, 40% after a first recurrence and greater than 60% for those experiencing two or more recurrences. CDI leads to an increased length of hospitalization and as of 2015, an estimated US$1.1 billion in health care costs annually in the U.S. The rise of community-acquired CDI is now a growing problem and led to the recognition that CDI is not simply limited to just hospitals. This increase in CDI incidence, which is now a growing problem worldwide due to the widespread and increased use of antibiotics, is the driver behind a growing market for C. difficile therapeutics. The CDI market across the seven major markets of the US, France, Germany, Italy, Spain, the UK and Japan, is set to grow from $630 million in 2016 to almost $1.7 billion by 2026, representing a compound annual growth rate of 10.2%.

C. difficile can cause symptoms ranging from diarrhea to life-threatening inflammation of the colon. In the most serious cases, C. difficile infections can lead to fulminant colitis, megacolon and even death from colon perforation and peritonitis. C difficile is acquired from contact with humans or objects harboring these bacteria. It can be commonly acquired during hospitalization. Up to 30% of those who have spent a prolonged period in the hospital leave carrying these bacteria in the bowel flora, especially if antibiotics have been administered. This is because CDI is most often associated with the prior use of broad-spectrum antibiotics, which decrease the natural resistance of the body to C. difficile. Chronic CDI is estimated to occur in perhaps 15-30% of those infected. In some cases, reinfections can occur with the same or with a different strain. Risk factors for relapse include the number of previous episodes, the need to use antibiotics recurrently, and older age groups.

Human infection occurs through ingestion of the highly infectious spores which survive acid and bile on their passage into the bowel. Normally, this infectious process may be eradicated or substantially reduced by the normal bowel flora since the microbes that collectively make up the flora provide colonization resistance against pathogenic species through competition for essential nutrients and attachment sites to the gut wall. However, if the bowel flora is suppressed because of concomitant use of antibiotics, or if the bowel flora has a deficiency, C. difficile can colonize the flora and remain with the patient. In some individuals, it seems that antibiotics are not required for colonization to take place, which may be related to inadequate defense of the naturally occurring flora within the bowel.

When C. difficile takes hold, the toxins produced by the bacterium, especially Toxin B, act by inactivation of Rho GTPases leading to cell death, and stimulation of an inflammatory cascade that exacerbates tissue damage, diarrhea, and pseudomembranous colitis. When faced with a CDI infection, the standard of care is typically either a course of vancomycin or metronidazole, both of which are broad spectrum antibiotics. While these agents are very effective at treating the primary infections, they also severely impact the rest of the gut flora, creating an ideal environment for the C. difficile spores to once again take hold. This creates a vicious cycle, as more courses of antibiotic treatments worsen recurrence. Vancomycin and metronidazole treatments are plagued by increasing rate of CDI recurrences, underscoring the need for new treatments. There is also growing concern of resistance to vancomycin treatment.

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

IMM-529 – Novel Triple Action offers a Revolutionary Treatment for Recurrent CDI

Our second lead compound, IMM-529, targets the C. difficile bacterium and contains polyclonal antibodies cross-reactive to Toxin B, spores and vegetative cells of the bacterium. IMM-529 is an oral biologic which does not destroy the microbiome like antibiotic treatments, allowing the microbiome to return to a healthy state, while treating the virulent CDI. The antibodies in IMM-529 have been demonstrated to be cross-reactive with a variety of human and animal C. difficile isolates and to their associated Toxin B, vegetative cells and spore components. The antibodies in IMM-529 have also been shown to neutralize Toxin B from a historical C. difficile strain (630), and from a hypervirulent strain which caused recent worldwide outbreaks.

IMM-529 was developed and tested extensively in pre-clinical models in collaboration with Dr. Dena Lyras and her team at Monash University, Australia. Dr. Lyras is one of the world’s foremost experts in C. difficile. IMM-529 targets the virulent Toxin B, the spores and the vegetative cells. It is a three-pronged approach that is unique and which has yielded promising results in pre-clinical studies, including (1) prevention of primary disease, (2) treatment of primary disease and (3) suppression of disease recurrence. To our knowledge, IMM-529 is, to date, the only investigational drug that has shown therapeutic potential in all three phases of the disease.

Preclinical studies with IMM-529 yielded promising results in a number of pre-clinical animal models (shown below). All results were highly statistically significant:

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

The results of these studies were published in Scientific Reports (Hutton et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are potent antibiotic alternatives), SCI Rep. 2017 Jun 16:7(1):3665.

Phase I/IIa clinical trial of IMM-529 in C. difficile patients

A first-in-man Phase I/II clinical trial was initiated at two clinical sites in Israel at the end of 2017 in CDI patients. This trial was intended to evaluate the safety, tolerability and effectiveness of IMM-529 together with standard of care (SOC) antibiotic treatment in patients with CDI

On March 19, 2019, we provided an update regarding the status of the IMM-529 clinical trial in patients with CDI, along with a refocusing of our efforts to develop IMM-529. The Phase I/II clinical trial of IMM-529 in patients with C. difficile initiated at the end of 2017 at two clinics in Israel provided us with disappointing numbers of enrolled patients. At present, only 9 out of 60 patients have been randomized into the study and the company has decided to close these sites. We decided to further develop IMM-529 to treat CDI patients through a formal filing of an IND with FDA, and to develop a new clinical plan for the drug candidate with input from FDA. The focus for IMM-529 will be to explore how the drug can be developed to determine its impact on reducing recurrent CDI disease, a major unmet medical need in treatment of patients suffering with C. difficile infections. We are planning to file a Type B meeting request with FDA to develop IMM-529 to treat patients with CDI.

IMM-529 – Competitive Advantage

We believe that IMM-529 has novel competitive advantages:

●	Triple Mechanism of Action – IMM-529 not only targets Toxin B, but also contains antibodies to spores and vegetative cells. This is unique among all clinical drug candidates currently in development.
●	Effective Against Virulent Strains – As discussed above, IMM-529 has been shown to be effective against a number of virulent strains of CDI, providing a strong proof-of-concept model that IMM-529 can be a frontline agent.
●	Effective in All Phases of the Disease – IMM-529 has been shown to be an effective agent in animal models designed to mimic all phases of the disease including prevention of infection, treatment of primary disease and recurrence. This is novel compared to all of our competitors and indicates a much larger potential use for IMM-529 than current development programs which primarily target recurrence.
●	Oral Therapy – IMM-529 is an oral therapy lessening costs/burden issues covering patients, hospitals and the healthcare system overall.
●	Not an Antibiotic – IMM-529 is not an antibiotic, and only targets components of C. difficile - its Toxin B, spores and vegetative cells. Consequently, IMM-529 is not expected to negatively impact the bacterial flora, allowing the flora to return to normal, while fighting the primary infection / recurrence.

Other Development Programs

In addition to the IMM-124E and IMM-529 programs, we also have two research collaborations with the U.S. Department of Defense (DoD) involving programs with the U.S. Navy and with the U.S. Army, for the development of two therapeutic products. Specifically one therapeutic program targets Campylobacter and ETEC, and the second program is focused on the development of Shigella-specific therapeutics. Enterotoxigenic Escherichia coli is a type of E. coli and is one of the leading bacterial causes of diarrhea in the developing world, as well as the most common cause of travelers’ diarrhea.

Collaborations with U.S. Army and U.S. Navy. We believe that our collaborations with the DoD are a powerful validation of the potential of our platform to develop novel anti-infectives. These collaborations also open the door to explore and develop potentially low risk / low cost therapeutics with some of the most advanced research facilities in the world. The DoD earlier commissioned several studies to characterize the polyclonal antibodies contained in Travelan. The aim was to conduct trials to determine the product’s effectiveness in neutralizing pathogenic GI bacterial infections as a preventative treatment for U.S. military personnel and civilians stationed or traveling in locations where such infections can be debilitating.

Armed Forces Research Institute of Medical Sciences. In June 2016, we signed an agreement with the Walter Reed Army Institute of Research (“WRAIR”) to develop a therapeutic for a form of dysentery that kills up to one million people a year. WRAIR is the largest and most diverse biomedical research organization in the DoD.

The project’s aim is to develop an oral therapeutic for shigellosis, a severe form of dysentery that affects about 165 million people a year, mostly children, and causes up to a million deaths. Symptoms of shigellosis, also known as bacillary dysentery, include severe and bloody diarrhea, fever, and stomach cramps. We plan to develop the product for both civilian and military use in areas where endemic diseases such as shigellosis can compromise the health and readiness of the local community, travelers, contractors and defense personnel.

In January 2018, we reported that the DoD-commissioned study showed Travelan was immunologically reactive to a number of dangerous and potentially fatal infectious bacteria. The Department of Enteric Diseases unit of the Armed Forces Research Institute of Medical Sciences (“AFRIMS”) performed the study. It took place at a WRAIR laboratory in Bangkok, Thailand. The study, one of three involving Travelan, looked at 60 clinical isolates of each of Campylobacter, ETEC, and Shigella obtained from infected U.S. defense personnel in southeast Asia between 1993 and 2016. The study indicated that, compared to the control, Travelan antibodies were reactive to all 180 clinical isolates.

In September 2018 we reported the findings of a study conducted by AFRIMS. The study evaluated the therapeutic potential of Travelan in a non-human primate (“NHP”) preclinical Shigella challenge model that closely mimics the disease seen in humans. The study was performed in collaboration with the Department of Enteric Diseases and the Department of Veterinary Medicine, AFRIMS, and the Department of Enteric Infections, Bacterial Diseases Branch, WRAIR. The placebo-controlled study was carried out in 12 NHPs segregated into 2 groups: a Travelan treatment cohort of 8 and a placebo cohort of 4, which were treated with either Travelan or placebo respectively twice daily for a total of 12 doses over a 6-day period. The animals received treatment for 3 days prior to oral challenge with approximately 3 x 109 viable Shigella flexneri strain 2a organisms. All (4 of 4 - 100%) placebo-treated animals displayed acute dysentery symptoms within 24 to 36 hours of the Shigella flexneri 2a challenge. Seven of the eight individuals in the Travelan treatment cohort (87.5%) remained symptom-free to 4 days post the Shigella flexneri 2a challenge. Only one of the Travelan-treated cohort displayed dysentery symptoms during the same time frame as the placebo arm. Once the treatment period was concluded a second individual in the Travelan treatment group developed symptoms. Six of the eight Travelan treated cohort animals remained symptom-free to the conclusion of the study which was 11 days post the Shigella flexneri 2a challenge.

In June 2019 we updated the market on the latest developments arising from our cooperative research and development efforts with the DoD. AFRIMS completed the histopathological analysis, which provides a comprehensive view of the clinical disease and its effect on tissues of gut, revealed that all animals in the placebo-treated group displayed severe inflammation in different parts of the gastrointestinal tract. These animals also had very high levels of inflammatory cytokines (IL-1b, IL-6 and IL-8) in fecal samples collected throughout the study. The inflammation seen in the gastrointestinal tract and the increase in inflammatory cytokines in the feces were closely associated with the observed clinical outcomes of dysentery. Only 3 of the 8 Travelan-treated animals had signs of inflammation in the gastrointestinal tract, and only 2 of those had high levels of inflammatory cytokines in fecal samples. All other animals in the Travelan-treated group were clinically healthy and did not excrete any inflammatory cytokines. Overall the results suggest that Travelan® is functionally cross-reactive and may have prophylactic activity against Shigellosis.

In June 2019 we also reported the completion of the manufacture of three new Shigella-specific therapeutic products using proprietary vaccines developed by WRAIR. The immune reactivity of the three hyper-immune Shigella specific products were evaluated by the WRAIR using Enzyme-Linked ImmunoSorbent Assay and Western Blot analysis. The antibodies in the products were shown to react with the specific antigens present in the vaccines. The antibodies within the three products were also reactive to 4 different clinical isolates of Shigella (S. flexneri 2a, S. flexneri 3a, S. flexneri 6, and S. sonnei). The three Immuron Shigella-specific therapeutic products will now go on to evaluation in WRAIR’s preclinical models of shigellosis.

In September 2019 we announced the results of the study, sponsored by the DoD and funded through the Defense Health Agency, which was performed at the overseas laboratory of the WRAIR located in Bangkok, Thailand. The goal was to investigate the breadth of Travelan®’s immunological reactivity against pathogenic Vibrio cholera bacterial isolates. Clinical isolates were collected from infected personnel located in Bangladesh, Cambodia, and Thailand, enabling researchers to gauge Travelan®’s potential against bacterial strains typically seen in the field. When compared to a placebo control, researchers found that the polyclonal antibodies comprising Immuron’s Travelan® product were reactive to all 71 clinical isolates from these infected individuals. The ability of Travelan® to bind these bacteria highlights the broad-spectrum recognition by Travelan® of surface antigens on potentially debilitating and even life-threatening bacteria.

U.S. Naval Medical Research Center (“NMRC”). In August 2016, we signed an agreement with the U.S. Navy to test the reactivity and therapeutic effectiveness of Travelan against Campylobacter and ETEC, two common gram-negative bacteria. A subsequent study demonstrated Travelan bound to and neutralized key components used by ETEC bacteria to attach to host cells and cause disease. This study was performed by the NMRC’s Department of Enteric Infections and reported that Travelan was specifically shown to:

●	React with the major colonization factor antigens;
●	Bind to key fimbrial proteins which are used by the bacteria to attach to host cells and cause disease;
●	Inhibit the bacteria binding and causing cell hemagglutination; and
●	React with the heat labile enterotoxin produced by ETEC bacteria.

In October 2019, we announced that the U.S. Department of Defense had approved USD $3.7 million in funding in connection with a new research agreement with the Naval Medical Research Center (NMRC), Silver Spring, MD, USA to develop and clinically evaluate a new oral therapeutic targeting Campylobacter and ETEC. The focus of this new agreement will be to develop a combined Campylobacter and enterotoxigenic E. coli (ETEC)-specific anti-microbial preventative for clinical evaluation. Under this agreement, Immuron and NMRC will be collaborating on the manufacture and evaluation of the new product designed to protect against travelers’ diarrhea caused by Campylobacter and ETEC pathogens. The protective efficacy of the product will be tested utilizing two controlled human infection-model clinical trials, with one trial focusing on the ability of the hyperimmune product to protect volunteers against moderate to severe campylobacteriosis, and the second trial focusing on ETEC infections.

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

ETEC is one of the leading bacterial causes of diarrhea in the developing world, as well as the most common cause of travelers’ diarrhea. Conservative estimates suggest that each year, about 157,000 deaths occur, mostly in children, from ETEC, but no vaccines exist, highlighting the need for new treatment modalities.

Accordingly, we believe that the breadth and depth of our technology, and the support we are receiving from the NIH, the DoD and other leading institutions and Key Opinion Leaders, demonstrates the importance of our technology platform, and makes us truly a unique and attractive player in the therapeutic areas we are targeting.

OUR ADVISORY BOARD

Our company’s programs are supported by an advisory board consisting of:

●	Dr. Arun Sanyal (MD) – University of Virginia. Professor of Medicine and Former Chairman of the Division of Gastroenterology, Hepatology and Nutrition, VCU Medical Center. Dr. Sanyal is an internationally renowned expert in liver diseases. He is a former President of the American Association for the Study of Liver Diseases and is the current Chair of the Liver Study Section at the NIH.

●	Dr. Stephen Harrison (MD) – Professor of Medicine, Uniformed Services University of the Health Sciences, Bethesda, Maryland; Physician, San Antonio Military Medical Center, Fort Sam Houston, San Antonio, Texas. Chief of Residents, Internal Medicine, Brooke U.S. Army Medical Center. Dr. Harrison is an internationally renowned expert in NASH and his group has published seminal work on many aspects in the field. Dr. Harrison is the Principal Investigator of Galectin’s GR-MD-02’s Phase 2 trial and hold’s key roles in other leading clinical NASH studies.

●	Dr. Miriam Vos (MD) – Emory University. Dr. Vos is an associate professor of pediatrics at the Emory University School of Medicine, and an attending Hepatologist at Children’s Healthcare of Atlanta. She specializes in the treatment of GI disease in children as well as fatty liver disease and obesity. Dr. Vos is also the author of The No-Diet Obesity Solution for Kids.

●	Dr. Dena Lyras (PhD) – Monash University. Dr. Lyras, an associate professor at Monash University, is one of the world’s leading experts in C. difficile. Dr. Lyras has spent her research career developing world-leading knowledge of C. difficile. She was the lead author of a seminal study published in Nature in 2009, which shed new light on the essential role specific toxins play in causing disease, a discovery that disproved prevailing opinion.
●	Dr. Manal Abdelmalek (MD) – Duke University Medical Center. Dr. Abdelmalek is Associate Professor of Medicine at Duke Medical University Medical Center, Division of Gastroenterology & Hepatology, Section of Hepatobiliary Diseases & Liver Transplantation. Dr. Abdelmalek is a leading investigator in the field of NASH.
●

Dr. Gerhard Rogler (MD, PhD) – Zurich University. Dr. Rogler was the principal investigator of our Colitis preclinical program. He ceased to be a member of our advisory board when the scientific results were published on January  25, 2019. Dr. Rogler is the Chairman of the Scientific Advisory Board of the University of Zurich and Professor of Gastroenterology and Hepatology and Consultant Gastroenterologist at the Division of Gastroenterology & Hepatology, Department of Medicine, Zürich University Hospital, Switzerland.

OUR MARKETED ASSETS

Travelan – Our Flagship Commercial Asset. Travelan, our over-the-counter gastrointestinal and digestive health supplement, reported increased sales of 28.5% year over year for the 2019 financial year, achieving AUD $2.3M total sales. Travelan is currently marketed in Australia, the U.S., and Canada. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709), and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the FDA.

Australian sales revenue for Travelan for the 2019 financial year was AUD $1.16M, showing continued growth and a 12% increase compared to the 2018 fiscal year. Increased initiatives in the pharmacy sector, including TV advertising with Chemist Warehouse and stronger merchandising in-store, contributed to this sales momentum.

In the United States, Travelan sales also increased with fiscal year 2019 revenue exceeding the AUD $1M milestone for the first time, as sales grew by 32% year over year. The increase in sales, reaching AUD $1.02M for the 2019 fiscal year, was mainly thanks to the partnership with Passport Health, America’s largest travel medicine network, and rising sales on the Amazon platform. During fiscal year 2019, we were featured in two podcasts on the US based ‘Not Old, Better’ channel. This included an interview with Dr. Hailey Weerts from the US Department of Defense, in which she spoke of the ground-breaking research into Travelan by WRAIR. Both podcasts resulted in an immediate spike in sales of Travelan on Amazon, with this online category growing by almost 80% in fiscal year 2019. May 2019 also represented a record-breaking month for Travelan sales, with revenue climbing to $182K in the United States.

In April 2019 we relaunched Travelan in Canada, with ANB Canada managing marketing and distribution in the retail pharmacy sector. The major Canadian Pharmacy chain Shoppers Drug Mart was the first banner to range the product.

Overall, over 50 million people from developed nations travel to developing countries each year, 35%-50% of people traveling to developing countries will suffer from travelers’ diarrhea, and 70% of those episodes will be caused by ETEC. Travelers’ diarrhea is the most common health problem faced by these travelers; given this, we believe that an expanded sales and marketing campaign for Travelan would lead to a strong increase in sales. We are in the process of finding partners for other priority markets outside of Australia, the U.S., and Canada.

OVERVIEW OF TECHNOLOGY

We are a clinical-stage Australian biopharmaceutical company with a proprietary technology platform focused on developing a novel class of biological polyclonal antibodies that can address significant unmet medical needs. Our primary focus is on developing first-in-class oral polyclonal antibodies drugs to treat a range of infectious diseases. Compared to other therapeutics, our oral polyclonal antibodies offer targeted delivery within the gastrointestinal track and do not cross into the bloodstream, potentially leading to much improved safety and tolerability.

The underlying nature of our platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to directly block viruses or bacteria at mucosal surfaces (such as the GI tract) and neutralize the toxins they produce. Additionally, the dairy origins of our antibodies enable us to commercialize our platform through most regulatory pathways, including prescription, medical foods, over-the-counter medicines, and dietary supplements.

Manufacturing Process

Our active pharmaceutical ingredients are manufactured under cGMP conditions and many of the components are the same as those of normal cow’s milk. However, the main differentiation between milk and our active ingredient constituents is the presence of antibodies in bovine colostrum of the order of 35-45% by weight of dry colostrum powder. The main classes of immunoglobulins found in the active ingredient are IgG with smaller amounts of IgM and IgA. The major class of immunoglobulin G found in bovine colostrum is IgG1 making up between 65% and 90% of total immunoglobulins, in contrast to milk which comprises predominantly IgA.

Vaccination

The active drug substance is prepared using the first milking colostrum of dairy cows that have been immunized with patented vaccines to produce very high levels of specific antibodies against selected surface antigens. Pregnant dairy cows at commercial dairy farms are immunized through a proprietary process.

Colostrum

The colostrum is harvested from immunized Holstein Friesian and Jersey cows registered for milk production for human consumption and at the time of harvesting are free from antibiotics. They are not given steroids at any stage of the process. Colostrum is harvested at the first milking which will be within twelve hours of calving, leaving plenty for the calf to feed on.

Once harvested, preparation of the active ingredient complies with processes that are regulated by Dairy Safe standards in addition to the TGA, which is a Federal requirement and known globally for its stringent criteria. The raw colostrum material is centrifuged using a milk separator to remove somatic cells, cell debris, some bacteria and fat. It is then pasteurized, cooled and subjected to membrane ultra-filtration, removing much of the water, salts and lactose. The colostrum wet concentrate is then spray dried to produce a powder, which is milled to 200 microns. The processes are typical for the dairy industry and for production of dairy foods. After spray drying, the active ingredient is ready for further processing into the oral dosage form.

Tableting

The product excipients are all standard, FDA acceptable oral compounds that are granulated, milled and finally compressed into caplets and blister packaged (pharmaceutical grade packaging materials).

Batch Consistency

The IgG component of our active ingredient ranges between 36% and 45%. The parameters are stable within batches and across batches. Our product is stable according to ICH guidelines and the IgG component of our active ingredient is stable over time and is manufactured under cGMP conditions with all associated QA and QC processes ensuring the stability of these parameters.

Trademarks

We have rights to trademarks and trade names (both registered and unregistered) used in this Annual Report on Form 20-F (this “Annual Report”) which are important to our business.

These trademarks are as follows:

●	Immuron (registration in U.S.);

●	Travelan (registration in U.S., Australia and China); and

●	Protectyn (registration in Australia and Europe);

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

PATENTS

We have a policy to identify, capture and protect all relevant intellectual property associated within our core business strategies. We own a number of patent families that have been filed to protect both the vaccine that is used to generate our colostrum enriched with antibodies of choice, as well as methods of treating certain conditions with the resulting hyper-immune colostrum.

Our patent rights are supplemented by a comprehensive body of confidential and proprietary expertise that has been developed over many years and relates to the methods of production of the hyper-immune colostrum. These trade secrets include information relating to a low cost production system and an effective immunization process that is approved by an independent animal ethics committee.

During the year ended June 30, 2019, we continued to expand our patent portfolio in various global jurisdictions.

A summary of our principal patent families is set out in the table below:

Number	Country	Status	Expiry
Composition and Method for the Treatment and Prevention of Enteric Bacterial Infections
2004216920	Australia	Granted	March 4, 2024
0408085-8	Brazil	Pending	March 4, 2024
2,517,911	Canada	Granted	March 4, 2024
201210055406.0	China	Pending	March 4, 2024
EP 16020270.1	Europe	Pending	March 4, 2024
230664 B	India	Granted	March 4, 2024
542088	New Zealand	Granted	March 4, 2024
9,402,902	USA	Granted	March 4, 2024
8,637,025	USA	Granted	February 25, 2028

Anti LPS Enriched Immunoglobulin Preparation for use in Treatment and/or Prophylaxis of a Pathologic Disorder
2010243205	Australia	Granted	April 27, 2030
2760096	Canada	Granted	April 27, 2030
13/265,252	USA	Granted	April 27, 2030
2424890	Europe	Granted	April 27, 2030
12103554.8	Hong Kong	Granted	April 27, 2030
315924	Israel	Granted	April 27, 2030
5740390	Japan	Granted	April 27, 2030
10-2011-7027634	Korea	Granted	April 27, 2030
335793	Mexico	Pending	April 27, 2030
201171304	Eurasia	Granted	April 27, 2030

Anti LPS Enriched Immunoglobulin Preparation for use in Treatment and/or Prophylaxis of a Pathologic Disorder
2011290478	Australia	Granted	April 27, 2030
2808361	Canada	Pending	April 27, 2030
2605791	Europe	Granted	April 27, 2030
13/817,414	USA	Granted	April 27, 2030
1185016	Hong Kong	Granted	April 27, 2030

Methods and Compositions for the Treatment and/or Prophylaxis of Clostridium Difficile Associated Disease
2014253685	Australia	Accepted	April 17, 2034
2,909,636	Canada	Pending	April 17, 2034
2986316	Europe	Pending	April 17, 2034
14/785,527	USA	Granted	April 17, 2034
201480034857.3	China	Pending	April 17, 2034
713233	New Zealand	Pending	April 17, 2034

REGULATORY CONSIDERATIONS

Our clinical assets are considered as biologics by the FDA, conferring 12 years of market exclusivity from date of approval in the U.S. for approved drugs derived from our technology program. New products in Europe have 10 years of market exclusivity.

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

ORGANIZATIONAL STRUCTURE

We have three wholly-owned subsidiaries, Immuron Inc., Anadis EPS Pty Ltd (formed for the sole purpose to act as trustee for the Immuron Limited Executive Officer Share Plan Trust) and IMC Canada Ltd. All costs associated with the operations of these companies are borne by Immuron Limited. Anadis ESP Pty Ltd does not form a part of the consolidated accounts as they are not material.

PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located at Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia and consist of approximately 1,000 square feet of office space (which is provided as part of a services agreement which expires at-will upon six months written notice). Our principal office is located at Suite 10-25 Chapman Street, Blackburn North, Victoria 3130 and consists of approximately 1,500 square feet of leased office and warehouse space under a lease agreement which is expiring in December 2021, with an ongoing further three-year option for extension. We have no dedicated research and development facility as our research and development activities are provided by third party suppliers who are responsible for their own premises. We believe that our existing facilities are adequate for our current needs.

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

A. Operating Results

Background

We were incorporated under the laws of Australia in 1994 and have been listed on the ASX since April 30, 1999. Our ADSs and Warrants have traded on The NASDAQ Capital Market since June 13, 2017.

Our consolidated financial statements appearing in this annual report comply with IFRS as issued by IASB. In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the U.S., and all references to “Australian dollars”, “A$” or “AUD$” are to the currency of Australia. All of our revenues are generated in Australian dollars, United States dollars and Canadian dollars, and the majority of our expenses are incurred in Australian dollars.

Critical Accounting Policies

The following is a summary of the material accounting policies adopted by us in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of our company and the entities controlled by us (our subsidiaries) referred to as “the group” or “the Group” in the financial statements. Control is achieved where the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

A list of controlled entities is contained in note 10 to the financial statements. All controlled entities have a June 30 financial year-end. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those policies applied by the parent entity. Subsidiaries are accounted for at cost in the parent entity.

Revenue Recognition

Sale of hyperimmune products

Revenue from the sale of hyperimmune products are recognized at a point in time. The performance obligation is satisfied when the customer has access and thus control of the product.

Financing components

The group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the group does not adjust any of the transaction prices for the time value of money.

Previous accounting policy for revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Company’s activities. The amount of the revenue is not considered to be reliably measured until all contingencies relating to the sale have been resolved.

Fair value of R&D tax incentive

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended June 30, 2019, the group has included an item in other income of $531,005 (2018: $1,849,123) to recognize income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

Intangible Assets – Research & Development

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

Inventory split

During the current financial period, management has performed an assessment on its raw materials and their utilization within 12 months from reporting date and have determined A$225,765 (2018: A$198,585) of raw materials relating to Colostrum is expected to be consumed within 12 months and the remaining balance of A$1,862,063 (2018: A$2,171,867) is expected to be consumed after 12 months from reporting date.

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

Provision for employee benefits

Provision for employee benefits represents amounts accrued for annual leave and long service leave. The current portion for this provision includes the total amount accrued for annual leave entitlements and the amounts accrued for long service leave entitlements that have vested due to employees having completed the required period of service. Refer to note 1(q) for policies on provisions.

R&D tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.

For the year ended June 30, 2019 the Group has recorded other income of A$531,005 (2018: A$1,849,123) to recognize this amount which relates to this financial year.

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

Comparison of the fiscal years ended June 30, 2019 and 2018

	For the fiscal year ended
	June 30,		Increase/
	2019	2018	(Decrease)
	AUD$	AUD$	AUD$
Revenue:
Revenue from contracts with customers	2,387,426	1,842,909	544,517

Other Income:
Australian Federal R&D tax concession refund	531,005	1,849,123	(1,318,118)
Other income	1,045	40	1,005
Total Other Income	532,050	1,849,163	(1,317,113)

Revenues received from the sale of goods increased by A$544,517, or 30%, from fiscal 2018 to fiscal 2019, primarily due to the sales growth in the Australian, U.S. and North American markets for Travelan products. We anticipate that revenues from sales of our Travelan product will increase in the future.

Our R&D tax concession income recognized during fiscal 2019 decreased by A$1,318,118 compared to fiscal 2018. The overall decrease is attributed to a decrease in R&D tax concession expenditure relating to eligible research and development.

Other (residual) income, which is interest income, increased by A$1,005 in fiscal 2019, primarily due to an increase in cash and cash equivalents.

Cost of Goods Sold and Gross Profit

	For the fiscal year ended
	June 30,		Increase/
	2019	2018	(Decrease)
	AUD$	AUD$	AUD$
Revenue from contracts with customers	2,387,426	1,842,909	544,517
Cost of Goods Sold	(667,371)	(418,693)	248,678
Gross Profit	1,720,055	1,424,216	295,839

Our key manufacturing partners provide us with steady, reliable product at a known price which from a strategic point of view provides us with certainty around the manufacturing margins. The Company’s cost of goods sold margin was broadly maintained year on year with a slight increase to 28% in fiscal 2019 from 23% in fiscal 2018. As we expand our sales efforts in North America, we have been able to maintain economies of scale thereby broadly maintaining our cost of goods sold margins.

Expenses

	For the fiscal year ended
	June 30,		Increase/
	2019	2018	(Decrease)
	AUD$	AUD$	AUD$
Expenses:
General and administrative expenses	5,014,128	3,412,576	1,601,552
Research and development expenses	1,044,528	2,257,224	(1,212,696)
Selling and marketing expenses	864,644	686,714	177,930
Total expenses	6,923,300	6,356,514	566,786

General and administrative expenses. General and administrative expenses increased by A$1,601,552 from fiscal 2018 to fiscal 2019. The increase is mainly attributed to the share-based payments made to employees, consultants and directors of the Company amounting to A$1,343,500 in fiscal 2019 compared to $A59,975 in fiscal 2018 and the appointment of Dr Gary S. Jacob and Mr Richard Jay Berman during fiscal 2019.

“Furthermore, of the A$1,343,500 share-based payments expenses recognized during fiscal 2019, A$1,139,400 relates to the value of the options granted to Dr Gary S. Jacob and Mr Richard Jay Berman which did not result in an actual allocation of shares.” The exercise price of the options is $0.50 per share.

Research and development expenses. Research and development expenses decreased by A$1,212,696 from fiscal 2018 to fiscal 2019. The reduction in the research and development expenditure reflects the Company’s new strategic focus and development pipeline during fiscal 2019.

Selling and marketing expenses. Selling and marketing expenses increased by A$177,930 from fiscal 2018 to fiscal 2019 as we increased our promotional efforts for Travelan, our existing flagship consumer product.

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit increased by A$1,621,814, or 54%, from A$3,010,929 in fiscal 2018 to A$4,632,743 in fiscal 2019.

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

Comparison of the fiscal years ended June 30, 2018 and 2017

Revenue and Other income

	For the fiscal year ended
	June 30,		Increase/
	2018	2017	(Decrease)
	AUD$	AUD$	AUD$
Revenue:
Revenue from contracts with customers	1,842,909	1,396,197	446,712

Other Income:
Australian Federal R&D Tax Concession Refund	1,849,123	1,575,315	273,808
Other income	40	30,672	(30,632)

Total Other Income	1,849,163	1,605,987	243,176

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

Other (residual) income decreased by A$30,632 in fiscal 2018, primarily due to a one-off industry grant received in fiscal 2017.

Cost of Goods Sold, Gross Profit and Direct Selling Costs

	For the fiscal year ended June 30,		Increase/
	2018	2017	(Decrease)
	AUD$	AUD$	AUD$
Revenue from contracts with customers	1,842,909	1,396,197	446,712
Cost of Goods Sold	(418,693)	(337,546)	81,147
Gross Profit	1,424,216	1,058,651	365,565

Our long-term relationships with our key manufacturing partners for Travelan, our flagship consumer product, have assisted us in reducing our cost of goods sold margin by 1% in comparison to the 2017 financial year. These key manufacturing partners provide us with steady, reliable product at a known price which from a strategic point of view provides us with certainty around the manufacturing margins. As we expand our sales efforts in the U.S., we have been able to maintain economies of scale thereby maintaining our cost of goods sold margins.

Expenses

	For the fiscal year ended June 30,		Increase/
	2018	2017	(Decrease)
	AUD$	AUD$	AUD$
Expenses:
General and administrative expenses	3,412,576	3,109,845	302,731
Research and development expenses	2,257,224	4,630,674	(2,373,450)
Selling and marketing expenses	686,714	1,271,526	(584,812)
Total expenses	6,356,514	9,012,045	(2,655,531)

General and administrative expenses. General and administrative expenses increased by A$302,731 from fiscal 2017 to fiscal 2018 primarily due to increases in employee expenses, insurance, legal and listing and share registry, being partially offset by a decrease in share-based payments made to directors during fiscal 2018.

Research and development expenses. Research and development expenses decreased by A$2,373,450 from fiscal 2017 to fiscal 2018, primarily due to the significant completion in our Phase II NASH clinical trial announced to the market in November 2017.

Selling and marketing expenses. Selling and marketing expenses decreased by A$584,812 from fiscal 2017 to fiscal 2018 as we decreased our promotional efforts for Travelan, our existing flagship consumer product.

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit decreased by A$3,793,225, or 56%, from A$6,804,154 in fiscal 2017 to A$3,010,929 in fiscal 2018.

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

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards adopted by the Group

All accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended June 30, 2019. The consolidated entity has adopted all of the new, revised or amended Accounting Standards and Interpretations issued by the IASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

The group has applied the following standards and amendments for the first time for their annual reporting period commencing July 1, 2018:

●	IFRS 9 Financial Instruments
●	IFRS 15 Revenue from Contracts with Customers; and
●	IFRS 2 Amendments to Share-based Payment.

The group has changed its accounting policies without making retrospective adjustments following the adoption of IFRS 9 and IFRS 15. This is disclosed in note 1. Most of the other amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New Accounting Standards and Interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2019 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

Title of standard	IFRS 16 Leases

Impact

The group has reviewed all leasing arrangements in light of the new lease accounting rules in IFRS 16. The standard will affect the accounting for the group’s operating leases.

As at the reporting date, the group has non-cancellable operating lease commitments of $104,851, see note 13.

The group expects to recognize right-of-use assets of approximately $96,824 on July 1, 2019 and lease liabilities of $98,302 (after adjustments for prepayments and accrued lease payments recognized as at June 30, 2019). Overall net assets will be approximately $1,479 lower, and net current assets will be $56,913 lower due to the presentation of a portion of the liability as a current liability.

The group expects that net profit after tax will decrease by approximately $1,532 for the year ended June 30, 2020 as a result of adopting the new rules.

Operating cash flows will increase and financing cash flows decrease by approximately $41,389 as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The group does not act in the capacity as a lessor and hence the group does not expect any lessor impact on the financial statements.

Mandatory application date/ Date of adoption by group

The group will apply the standard from its mandatory adoption date of July 1, 2019.

The group intends to apply the modified retrospective transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

There are no other new standards and interpretations that are not yet effective and that would be expected to have a material impact on the group in the current or future reporting periods and on foreseeable future transactions.

B. Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1994 and as of June 30, 2019 we had accumulated losses of A$56,860,523.

In May 2019, the Company completed an underwritten public offering of 500,000 ADSs at a public offering price of USD $4.00 per ADS for gross proceeds $2,000,000 (prior to deducting underwriting discounts, commissions and other estimated offering expenses).

In June 2017, we sold 610,000 ADSs and Warrants to purchase 701,500 ADSs (not including the 35,075 Representative’s Warrants) in an initial public offering in the U.S. The aggregate net offering proceeds to us, after deducting underwriting discounts and commissions, was US$5,673,000. Additionally, in mid-March 2018, we completed a A$5,161,585 private placement with a large US institutional investment fund. The funds will support current and future clinical programs, support continued Travelan marketing, and our working capital. We anticipate that we will continue to incur losses for the foreseeable future. We expect that as we continue research efforts and the development of our product candidates, hire additional staff, including clinical, scientific, operational, financial and management personnel we will need additional capital to fund our operations which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

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

As of June 30, 2019, we had cash of A$5,119,887 as compared to cash of A$4,727,430 as of June 30, 2018. Additionally, during the current year we also recognized a total of A$968,926 in receivables, including A$531,828 related to an R&D Tax Concession, which has not yet been received. Management is satisfied that with receipt of the R&D Tax Concession refund for fiscal year 2019 R&D expenditures and the anticipated increase in Travelan sales in both the Australian and U.S. markets, our company is a going concern and is of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in our Consolidated Statement of Financial Position as of June 30, 2019.

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

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the year ended June 30,
	2019	2018	2017
	AUD$	AUD$	AUD$
Net cash used in operating activities	(1,798,579)	(3,504,523)	(6,942,423)
Net cash (used in)/from investing activities	(2,008)	(5,316)	2,690
Net cash from financing activities	2,069,183	4,348,985	8,604,001

Operating activities. During the twelve months ended June 30, 2018 and 2019, net cash used in operating activities decreased by A$1,705,944 from A$3,504,523 to A$1,798,579, respectively. Net cash used in operating activities decreased by A$3,437,900 from A$6,942,423 in fiscal year 2017 to A$3,504,523 in fiscal year 2018. The use of net cash in all periods resulted from our ordinary business operations. Net cash used in operating activities decreased by approximately 50% in fiscal year 2018 and 2019 due to the completion of our Phase II NASH clinical trial during the year which resulted in decrease in operational cash payments Another factor affecting the decrease in net cash from operational activities was an increase in receipts from customers during the financial year 2018 and 2019.

Investing activities. Net cash used in investing activities during the twelve months ended June 30, 2019, 2018 and 2017 were relatively minimal and solely related to interest received and pertained to purchases of office and computer equipment.

Financing activities. During the twelve months ended June 30, 2019, net cash provided by financing activities was A$2,069,183, which comprised of proceeds from issue of securities through a public offering of ADSs (less costs associated with the issue).

During the twelve months ended June 30, 2018, net cash provided by financing activities was A$4,348,985, which comprised of (i) proceeds from issue of securities through a private placement (less costs associated with the issue), (ii) receipt of borrowings from short-term R&D Tax Concession loan advances from a related party and (iii) repayments of borrowing principal of the convertible notes, interest, other costs of finance paid and R&D Tax Concession loan advances.

During the twelve months ended June 30, 2017, net cash provided by financing activities was A$8,604,001, which comprised of (i) proceeds from issue of securities on the Australia Stock Exchange (less costs associated with the offer), (ii) proceeds from issue of securities as part of our IPO and listing of our securities on The NASDAQ Capital Market (less costs associated with the offering), (iii) receipt of borrowings from short-term R&D Tax Concession loan advances from a related party and (iv) repayments of borrowing principal of the convertible notes, interest, other costs of finance paid and R&D Tax Concession loan advances.

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related to changes in interest rates and exchange rates. As of June 30, 2019, we had cash and cash equivalents of A$5,119,887, primarily held in bank accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. We are exposed to interest rate risks relating to our cash and borrowings. Interest rate risk is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates.

We are exposed to fluctuations in foreign currencies that arise from foreign currencies held in bank accounts and the translation of results from our operations outside Australia. Our foreign exchange exposure is primarily to the U.S. dollar and Canadian dollar. Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged.

C. Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States, the United Kingdom and other countries to enable us to investigate a variety of therapeutic indications including Autism Spectrum Disorders, IBD such as colitis, Campylobacter, Shigella and Uropathogenic E.coli Infections. These collaborative arrangements ensure that we work with well-respected key opinion leaders and laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs. We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

When a lead compound is identified as suitable for clinical development, we establish a project team to coordinate all non-clinical and clinical development and manufacturing activities. Typically, we would project manage all the project activities, tasks and milestones and engage clinical research organizations and contract manufacturing organizations to assist. We manage our manufacturing campaigns through contract manufacturing organizations for quality assurance and cGMP compliance. All clinical, non-clinical, clinical development and manufacturing of our compounds is performed in compliance with the appropriate governing authorities, regulators and standards (for example, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use).

Research and development expenses amounted to A$4,630,674, A$2,257,224 and A$1,044,528 during the years ended June 30, 2017, 2018 and 2019, respectively. Costs associated with patent applications and defense of patent applications are classified as research and development expenses and amounted to approximately A$290,000, A$176,000 and A$142,000, during the years ended June 30, 2017, 2018 and 2019, respectively.

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

D. Trend Information

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

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2019. We have the ability to scale down our operations and prioritize our research and development programs to reduce expenditures as discussed in Item 5B. Liquidity and Capital Resources.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
	AUD$	AUD$	AUD$	AUD$	AUD$
Operating lease obligations	104,851	41,389	63,462
Total	104,851	41,389	63,462	—	—

G. Safe Harbor

See “Introduction” for disclosure regarding forward-looking statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of October 23, 2019, our directors and executive officers are as follows:

Name	Age	Position
Dr. Roger Aston	63	Non-Executive Chairman
Mr. Peter Anastasiou	59	Executive Vice Chairman
Mr. Daniel Pollock	59	Non-Executive Director
Mr. Stephen Anastasiou	62	Non-Executive Director
Prof. Ravi Savarirayan	52	Non-Executive Director
Dr. Gary S. Jacob, Ph.D.	72	Chief Executive Officer and Non-Executive Director
Dr. Jerry Kanellos, Ph.D.	56	Chief Operating Officer
Mr. Phillip Hains	60	Chief Financial Officer and Secretary

Mr. Peter Anastasiou and Mr. Stephen Anastasiou are brothers. Other than such relationship, there are no family relationships among our directors and senior executives. Mr. Richard J. Berman resigned as our Non-Executive Director effective October 17, 2019.

Roger Aston has been a member of our board of directors and the board’s Independent Non-Executive Chairman since March 2012. He also has special responsibilities as a member of the audit and risk committee and chair of the remuneration committee. Dr. Aston holds a BSc (Hons) and PhD. He has more than 20 years’ experience in the pharmaceutical and biotechnology industries. Dr Aston was previously the chief executive officer and a director of Mayne Pharma Group Limited (ASX: MYX). Prior to his position at Mayne Pharma, some of his previous positions have included chief executive officer of Peptech Limited (ASX: PTD), director of Cambridge Antibody Technology Limited (LSE: CAT and NASDAQ: CATG) and chairman of Bio Focus Plc (formerly: Cambridge Drug Discovery Limited). Dr Aston was also founder and chief executive officer of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. Dr Aston was also a director of pSivida Ltd. During the past 20 years of his career, Dr Aston has been closely involved in the development of many successful pharmaceutical and biotechnology companies. He has extensive experience including negotiating global license agreements, overseeing product registration activities with the FDA, the establishment and implementation of guidelines and operating procedures for manufacturing and clinical trials, overseeing manufacturing of human and veterinary products, private and public fund-raising activities and the introduction of corporate governance procedures. Dr. Aston’s other current directorships are with Oncosil Limited (ASX: OSL) since March 2013, Pharmaust Limited (ASX: PAA) since August 2013, and Resapp Health Limited (ASX: RAP) since July 2015. He held the position of director and chairman of Regeneus Limited (ASX:RGS) until April 2019.

Peter Anastasiou has been a member of our board of directors and our Executive Vice Chairman since May 2015. Mr. Anastasiou holds a B.Psych and is a serial entrepreneur and investor with extensive experience in business in Australia and internationally. Over the past 25 years, he has been credited with rebuilding a number of companies through the implementation of various corporate restructurings, acquisitions and solid financial management practices, with his most recent success being managing the restructuring of SABCO to ensure the future of this 100-year-old iconic Australian company. Mr. Anastasiou’s involvement with Immuron commenced in May 2013 following his substantial underwriting support of the group’s renounceable rights issue, which was surpassed by his further funding support of the A$9.66 million (before costs) capital raising in February 2014 resulting in an ownership of approximately 15 percent of the company via his associated investment funds. Mr. Anastasiou was the founding chairman of the ACSI Group of Companies, which has owned and managed successful consumer companies such as SABCO, Britex Carpet Care, Rug Doctor and Crystal Clear. Mr. Anastasiou also has a number of philanthropic interests including being a patron of the Identity Theatre for men, a prior board member and supporter of the Indigenous Eye Health Unit at Melbourne University, a supporter of the John Fawcett Foundation in Bali, and a founding investor and director of Melbourne Victory Football Club.

Gary S. Jacob, Ph.D. has served as our Chief Executive Officer since November 2018 and a director since April 2019. Dr. Jacob earned a Bachelor of Science cum laude in Chemistry from the University of Missouri-St. Louis, and holds a PhD in Biochemistry from the University of Wisconsin-Madison. Dr. Jacob’s more than 30 years of experience in the pharmaceutical and biotechnology industries covers multiple disciplines, including research and development, operations, business development, capital financing activities and senior management expertise. He is the co-founder and founding chief executive officer of Synergy Pharmaceuticals Inc. where he also served as chairman and is the co-inventor of the FDA-approved drug Trulance for treating functional gastrointestinal disorders. In December 2018, Synergy Pharmaceuticals Inc. filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. From May 2003 until January 2013, Dr. Jacob served as chief executive officer and a director of Callisto Pharmaceuticals, Inc. (AMEX: KAL) a publicly listed biotechnology company focused on drugs to treat cancer. Prior to Callisto, Dr. Jacob was at Monsanto/G.D. Searle, where he served as Director of Glycobiology and Monsanto Science Fellow, specializing in the fields of glycobiology and drug discovery. From 1986 to 1990, Dr. Jacob, while located at Oxford University, England, managed the G.D. Searle Glycobiology Group. Dr. Jacob has over 50 peer-reviewed publications in scientific journals, over 15 issued US patents and is the co-inventor of two pharmaceutical drugs, one of which is FDA approved. He is the recipient of an honorary Doctor of Science degree from the University of Missouri-St. Louis, and has been honored as a Distinguished Alumnus of the University. Dr. Jacob’s other current directorships are with Hepion Pharmaceuticals Inc, (NASDAQ: HEPA) since May 2013 and Trovagene, Inc. (NASDAQ: TROV) since 2009.

Daniel Pollock has been a member of our board of directors and our Independent Non-Executive Director since October 2012. He also has special responsibilities as chair of the audit and risk committee and a member of the remuneration committee. Mr. Pollock holds a Bachelor of Laws and Diploma in Professional Legal Practice and is a lawyer admitted in both Scotland and Australia and holding practicing certificates in both jurisdictions. He is a sole practitioner in his own legal firm based in Melbourne which operates internationally and specializes in commercial law. Further, he is executive director and co-owner of Great Accommodation Pty Ltd, a property management business operating in Victoria. Mr. Pollock has had historical involvement as a seed investor and board member of a number of small unlisted companies. The most recent of these was an e-pharmacy company where he was heavily involved in its commercial growth and ultimate sale to a large listed health services company.

Stephen Anastasiou has been a member of our board of directors and our Independent Non-Executive Director since May 2013. Mr. Anastasiou holds a Bachelor of Science (Hons), Graduate Diploma in Marketing and Master of Business Administration. He has over 20 years of experience in general management, marketing and strategic planning within the healthcare industry. His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and over-the-counter products, with companies including the international pharmaceutical company Bristol-Myers Squibb (NYSE: BMY). While working with KPMG Peat Marwick as a management consultant, Mr. Anastasiou previously led project teams in a diverse range of market development and strategic planning projects in both the public and private sector. He is also a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors that include healthcare and funds management. Mr. Anastasiou’s companies have participated in several corporate transactions involving business units and brands of multinational and Australian companies.

Professor Ravi Savarirayan has been a member of our board of directors and our Independent Non-Executive Director since April 2017. Prof. Savarirayan holds a Doctor of Medicine from the University of Melbourne, a Bachelor of Medicine and Bachelor of Surgery from the University of Adelaide, is a Fellow of the Royal Australasian College of Physicians (FRACP) and is a member of the American Academy of Physician Assistants (ARC-PA, Hons). He has been a consultant clinical geneticist at the Victorian Clinical Genetics Services since August 1999, as well as professor and research group leader of skeletal biology and disease at the Murdoch Children’s Research Institute since September 2000. Prof. Savarirayan has served as a founding member of the Skeletal Dysplasia Management Consortium since January 2011 and has acted as the chair of the specialist advisory committee in clinical genetics at the Royal Australasian College of Physicians since February 2009. He was president of the International Skeletal Dysplasia Society from July 2009 to June 2011 and has been an invited member of several international working committees on constitutional diseases of bone. Prof. Savarirayan’s primary research focus is on inherited disorders of the skeleton causing short stature, arthritis and osteoporosis. He has published over 150 peer-reviewed articles, collaborating with peers from over 30 countries. He has been on the editorial board of Human Mutation since January 2009, European Journal of Human Genetics since July 2007, American Journal of Medical Genetics since December 2011 and the Journal of Medical Genetics since June 2005.

Dr. Jerry Kanellos, Ph.D. has been our Chief Operating Officer since July 2015, and served as our Interim CEO from August 2017 until November 2018 and our Chief Scientific Officer from July 2015 to November 2018. In addition, since April 2018, Dr. Kanellos has served as a director of IMC Canada Limited. Dr. Kanellos has over 25 years of experience in the pharmaceutical and biotechnology industry, and has held leadership roles in executive management, business development, project management, intellectual property portfolio management research and development. From 2008 until 2012, Dr. Kanellos was the Chief Operating Officer of TransBio Limited where he was responsible for the strategic identification, development and maintenance of commercial partnerships globally, along with development, management and maintenance responsibility for the intellectual property portfolio, research and development and technology transfer. Prior to this, Dr. Kanellos worked for five years as a consultant to the biotechnology industry and provided development and commercialization strategies for various bodies including academic institutes, private and publicly listed companies and government departments both national and international. He has also been involved in the establishment and management of several startup biotechnology companies. During his ten year tenure in research and development at CSL Limited, a global specialty biotherapeutics company that develops and delivers innovative biotherapies, Dr. Kanellos gained considerable experience in the international drug development process, formulation development through to pharmaceutical scale up and cGMP manufacture successfully leading the Chemistry Manufacturing and Controls programs for the approval, manufacture and launch of several products. Dr. Kanellos holds a PhD degree in Medicine from the University of Melbourne.

Company secretary

Mr. Phillip Hains was appointed as the secretary of the Company in April 2013. Mr. Hains is a Chartered Accountant operating a specialist public practice, ‘The CFO Solution’. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees. He has over 30 years of experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT University and a Public Practice Certificate from the Chartered Accountants Australia and New Zealand.

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

Our Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a meeting of shareholders. An amount (not exceeding the amount approved at the shareholders’ meeting) is determined by the Board and then divided between the non-executive directors. The latest determination was at the shareholders’ meeting held on November 19, 2018 when shareholders approved the aggregate maximum cash sum to be paid or provided as remuneration to the directors as a whole (other than the managing director and executive directors) for their services as A$500,000 per annum. This compensation is cash based and does not include stock based compensation.

In the year ended June 30, 2019, our Non-Executive directors received an aggregate of A$378,423, including superannuation and our executive directors received A$361,195. The manner in which the aggregate remuneration is apportioned among non-executive directors is reviewed periodically. The Board is responsible for reviewing its own performance. Both Board and Board committee performance is monitored on an informal basis throughout the year with a formal review conducted during the financial year. No retirement benefits are payable other than statutory superannuation, if applicable.

Executive Director and Executive Officer Remuneration

Our remuneration policy is also designed to ensure that executive directors are appropriately remunerated with respect to their relevant experience, individual performance, the performance of our company, industry norms/standards and the general pay environment as appropriate.

Our non-executive directors are responsible for evaluating the performance of the Chief Executive Officer (“CEO”) who in turn evaluates the performance of the other senior executives. The evaluation process is intended to assess our business performance, whether long-term strategic objectives are being achieved, and the achievement of individual performance objectives.

The performance of our CEO and senior executives are monitored on an informal basis throughout the year and a formal evaluation is performed annually.

Fixed Remuneration. Executives’ fixed remuneration comprises salary and superannuation and is reviewed annually by the CEO, and in turn, the Remuneration Committee. This review takes into account the executives’ experience, performance in achieving agreed objectives and market factors as appropriate.

Variable Remuneration - Short Term Incentive Scheme. Executives may be entitled to receive a combination of short term incentives (“STI”) and long term incentives (“LTI”) as part of their total remuneration if they achieve certain performance indicators as set by the Board. These STI /LTI may be paid either by cash, or a combination of cash and the issue of equity in our company, at the determination of the Board and Remuneration Committee.

The Remuneration Committee approves the issuance of bonuses following the recommendations of the CEO in the annual review of the performance of the executives, and our company as a whole, against agreed key performance indicators (“KPIs”).

Variable Remuneration - Long Term Incentive Scheme. Executives may also be provided with longer-term incentives through our Employee Share and Option Plan (“ESOP”) that was approved by shareholders at our annual general meeting held on November 13, 2014. The goal of the ESOP is to allow the executives to participate in, and benefit from, the growth of our company as a result of their efforts and to assist in motivating and retaining those key employees over the long term. Continued service is the condition attached to the vesting of the options. The Board at its discretion determines the total number of options granted to each executive.

Remuneration paid in Fiscal 2019

The following table sets forth all compensation we paid for the year ended June 30, 2019 with respect to each of our executive officers and directors during the 2019 fiscal year:

2019	Short-term benefits		Post- employment benefits	Long- term benefits	Share- based payments
	Cash salary and fees	Other	Super- annuation	Long service leave	Options	Total
	$	$	$	$	$	$
Non-executive directors
Dr. Roger Aston	70,000	-	6,650	-	-	76,650
Mr. Daniel Pollock	60,000	-	5,700	-	-	65,700
Mr. Stephen Anastasiou	50,000	-	-	-	-	50,000
Prof. Ravi Savarirayan	50,000	-	-	-	-	50,000
Mr. Richard Berman (1)	136,073	-	-	-	164,400	300,473
Executive directors
Mr. Peter Anastasiou	50,000	-	-	-	-	50,000
Dr. Gary Jacob (2)	311,195	-	-	-	975,000	1,286,195
Other KMP
Dr. Jerry Kanellos (3)	210,000	15,138	19,950	3,652	157,000	405,740
Total KMP compensation	937,268	15,138	32,300	3,652	1,296,400	2,284,758

1.	Resigned as a member of the Company’s board of directors effective as of October 17, 2019.
2.	Appointed as Chief Executive Officer on November 19, 2018 and an Executive director on April 17, 2019.
3.	Served as Interim CEO until November 19, 2018.

Employment Agreements with Executive Officers

We have contracts with all of our senior management and employees, and letters of appointment for each of our directors.

Gary S. Jacob

On February 11, 2019 (the “Effective Date”), we entered into an Executive Employment Agreement (the “Jacob Agreement”) with Gary S. Jacob pursuant to which Mr. Jacob serves as our Chief Executive Officer. The term of the Jacob Agreement is for a period of three years from the Effective Date, which term shall be automatically renewed for successive one year periods until either Mr. Jacob or the Company provides written notice of their intent to not renew such term at least 60 days prior to the expiration of the term. Pursuant to the Jacob Agreement, Mr. Jacob shall receive a base salary of US$350,000, which may be increased by the Company’s Board. In addition, Mr. Jacob shall be eligible to receive for each fiscal year beginning on July 1, 2019 and for the pro-rated portion of the fiscal year ended June 30, 2019, an annual cash bonus of up to 50% of his then base salary subject to the achievement of certain Company and individual performance goals as established by the Board or a committee thereof. The Company also granted Mr. Jacob a five-year option (the “Option Termination Date”) to purchase up to 5,000,0000 ordinary shares at an exercise price of $A0.50 per share which option will expire upon the earlier of the Option Termination Date or Mr. Jacob’s resignation without Good Reason (as defined in the Jacob Agreement) or termination for Cause (as defined in the Jacob Agreement).

If the Jacob Agreement expires as a result of the Company’s election to not renew the employment term or Mr. Jacob is terminated by the Company other than for Cause or as a result of Mr. Jacob’s death or permanent disability or by Mr. Jacob for Good Reason, Mr. Jacob shall receive (i) his accrued by unpaid base salary through the termination date, (ii) reimbursement of unreimbursed business expenses incurred prior to the termination date, (iii) other vested rights and benefits (including with respect to Mr. Jacob’s equity interests in the Company) and (iv) the annual bonus, if any, for the year ending immediately prior to the year in which the termination date occurs (collectively, the “Accrued Obligations”). Furthermore, if Mr. Jacob executes a general release of all claims against the Company and such release becomes effective within 60 days following the date of Mr. Jacob’s termination, Mr. Jacob shall receive the following: (i) continuation of Mr. Jacob’s then base salary during the Severance Period (as defined in the Jacob Agreement) and (ii) a pro-rated target bonus. In the event the Company terminates Mr. Jacob’s employment for Cause or failure in the first year of the Jacob Agreement to meet a material part of the Company’s corporate goals as determined by the Company or by Mr. Jacob other than for Good Reason or as a result of Mr. Jacob’s permanent disability or death or in connection with the Company’s notice of its intent not to renew the employment term, Mr. Jacob shall be entitled to receive the Accrued Obligations.

Jerry Kanellos

On July 23, 2015, we entered into an Executive Service Agreement with Dr. Jerry Kanellos (the “Kanellos Agreement”), pursuant to which Dr. Kanellos is serving as our Chief Operating & Scientific Officer. Pursuant to the Kanellos Agreement, we will pay Dr. Kanellos A$160,000 per annum. Following Dr. Kanellos’ appointment as Interim-Chief Executive Officer on August 3, 2017, we increased his base salary to A$210,000 per annum plus 9.5% Australia superannuation guarantee equating to a total remuneration package of A$229,950 per annum. On November 19, 2018, Dr. Jerry Kanellos resigned as Interim CEO and moved to the role of Chief Operating Officer on the same date with no change in remuneration.

Our Board has approved the issuance of 200,000 options to Dr. Kanellos under our existing ESOP. Our Board will consider a short and long term share and/or share option incentive package for Dr. Kanellos after twelve months of continuous employment, subject to any applicable shareholder approval. We or Dr. Kanellos may terminate the Kanellos Agreement without cause on thirty days’ written notice. Subject to applicable laws and rules, we may elect to pay Dr. Kanellos thirty days’ base salary instead of providing notice. We may also terminate the Kanellos Agreement for Cause (as defined in the Kanellos Agreement).

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

The assessed fair value of options granted to personnel at their grant date is allocated equally over the period from grant date to vesting date, and the amount for the 2019 financial year is included in the remuneration table as set out above. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

As of June 30, 2019 the number of options over ordinary shares in our company held by each director and other key management personnel of our company, including their personally related parties, are set out below.

As of June 30, 2019 our executive officers and directors as a group, then consisting of nine persons, held options under our ESOP to purchase an aggregate of 15,625,532 ordinary shares at an exercise price of A$0.50 per share. Of such options, options to purchase 7,625,532 ordinary shares expire on November 27, 2019, options to purchase 1,000,000 ordinary shares expire on July 1, 2021, options to purchase 2,000,000 ordinary shares expire on June 30, 2020 and options to purchase 5,000,000 ordinary shares (to be granted subject to shareholder approval) expire on February 10, 2024.

C. Board Practices

As of June 30, 2019, our board of directors consisted of seven members. Directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed unless their office is earlier vacated. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

●	our Constitution specifies that there must be a minimum of three directors and a maximum of ten directors, and our board of directors may determine the number of directors within those limits;
●	as set forth in our Board Charter, the membership of the board of directors should consist of a majority of independent directors who satisfy the criteria recommended by the ASX Corporate Governance Principles and Recommendations of the Australian Securities and Investments Commission (“ASIC”);
●	the Chairman of our Board should be an independent director who satisfies the criteria for independence recommended by the ASX Corporate Governance Principles and Recommendations; and
●	our board of directors should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills where they are not available.

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

We have not entered into any service contracts with our directors providing for benefits upon termination of employment.

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

D. Employees

As of June 30, 2019, we had six full-time employees. Of these full-time employees, one is engaged in research and development activities, two are employed in manufacturing and quality control positions, one is employed in U.S. sales, one is our COO and one is our CEO.

Our employees are located in Australia, Israel and the U.S.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of October 23, 2019 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Dr. Roger Aston(3)	4,034,066	2.24%
Mr. Peter Anastasiou(4)	22,994,573	12.64%
Mr. Daniel Pollock(5)	1,654,600	*
Mr. Stephen Anastasiou(6)	9,498,154	5.28%
Prof. Ravi Savarirayan(7)	1,000,000	*
Dr. Jerry Kanellos (PhD)(8)	1,200,000	*
Mr. Phillip Hains(9)	1,242,336	*
Dr. Gary S. Jacob(10)	5,260,000	2.89%
Officers and directors as a group (9 persons)(11)	46,883,729	23.77%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as set forth herein, the address for each of the persons listed in the table above is Immuron Limited, Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053.

(2)	The percentages shown are based on 176,780,906 ordinary shares outstanding as of October 23, 2019, but do not include (i) 25,289,894 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX and (ii) 27,760,000 ordinary shares issuable upon exercise of outstanding warrants. The options, which were issued in an offering in Australia, have an exercise price of A$0.55 per share and expire on November 30, 2019. Certain warrants have an exercise price of US$10.00 per ADS while other warrants have an exercise price of US$12.50 per ADS.

(3)	Includes options and warrants to purchase 3,282,950 ordinary shares.

(4)	Includes options and warrants to purchase 5,158,409 ordinary shares. Peter Anastasiou is the Chairman of Grandlodge Capital Pty Ltd (“Grandlodge”) and in such capacity has voting and dispositive power over the securities held by Grandlodge.

(5)	Includes options and warrants to purchase 1,134,800 ordinary shares.

(6)	Includes options and warrants to purchase 3,247,017 ordinary shares.

(7)	Includes 1,000,000 options to purchase ordinary shares.

(8)	Includes options to purchase 1,200,000 ordinary shares.

(9)	Includes options to purchase 425,532 ordinary shares.

(10)	Includes options to purchase 5,000,000 ordinary shares.

(11)	Includes options to purchase 20,448,708 ordinary shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of October 23, 2019 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

	Ordinary Shares Beneficially Owned (1)
Shareholder	Number	Percent (2)
HSBC Custody Nom Aust. Ltd	29,304,544	16.58%
Grandlodge Capital Pty Ltd(3)	16,430,163	9.03%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 176,780,906 ordinary shares outstanding as of October 23, 2019, but do not include (i) 25,289,894 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX and (ii) 27,760,000 ordinary shares issuable upon exercise of outstanding warrants.

(3)	Includes options and warrants to purchase 5,158,409 ordinary shares. Peter Anastasiou is the majority owner of Grandlodge.

Significant Changes in the Ownership of Major Shareholders

Previous substantial shareholders Citicorp Nominees Pty Limited and Authentics Australia Pty Ltd ceased to be major shareholders following the issuance of securities pursuant to our public offering in May 2019 and July 2019 as their existing shareholdings were diluted below 5% ownership.

Major Shareholders Voting Rights

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Record Holders

As of October 23, 2019, there were 2,045 Immuron shareholders holding 176,780,906 fully paid ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held of record by HSBC Nominees Ltd., which held 37,930,184 (21.46%) of our ordinary shares as of such date.

B. Related Party Transactions

Grandlodge Capital Pty Ltd is an entity part-owned and operated by our non-executive directors Peter Anastasiou and Stephen Anastasiou. Mr. David Plush is also an owner of Grandlodge, and its associated entities.

On June 6, 2016 and May 9, 2017, we executed short-term funding agreements with Grandlodge for a principal amount of A$750,000 (interest rate of 15%) and A$500,000 (interest rate of 15%), respectively. The short- term funding was a cash advance against the anticipated refund receivable from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for our eligible R&D expenditure incurred for the financial years of 2016 and 2017. The loans from June 2016 and May 2017, plus applicable fees and interest, were repaid to Grandlodge on December 2, 2016 and June 23, 2017, respectively. Interest expense was approximately A$57,000 for the year ended June 30, 2017.

Starting June 1, 2013, Grandlodge provides warehousing, distribution and invoicing services for our products for A$70,000 per year. During the 2019 financial year, the fees of A$70,000 equivalent were repaid by issuance of 437,500 ordinary shares based on a price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. During the 2018 financial year, the fees of A$140,000 equivalent were repaid by issuance of 875,000 ordinary shares based on a set price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. The 875,000 shares issued to Grandlodge were in relation to the 2017 and 2018 financial years.

Grandlodge is reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the oral agreement, unless both Grandlodge and we agree to an alternative method of payment. The oral agreement may be terminated by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non-executive directors, Peter Anastasiou and Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective January 2017, the annual rent was increased to A$39,525. The lease is for a three year term with an additional three year option period. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30, 2017, 2018 and 2019, we paid Wattle A$35,792, A$30,019 and A$53,958 (excluding Goods and Services Tax), respectively. The lease was renewed, commencing January 1, 2019 for three years.

Grandlodge purchased US$1,500,000 on behalf of our company at the cost of A$1,968,762 on August 25, 2016 and on the same day we paid Grandlodge A$1,968,762 to settle this transaction. On September 12, 2016, Grandlodge returned the US$1,500,000 they purchased on our behalf to us. Grandlodge received no financial gains or benefits for this transaction.

On July 7, 2016, we issued 18,045,512 ordinary shares in relation to the $4,511,378 received in a capital raising transaction that we were committed to issue as of June 30, 2016. Of such shares, 2,418,129 shares and options were issued to Grandlodge on the same terms and conditions as all other subscribers. In addition, Grandlodge participated in our June 2017 initial public offering in the U.S. and acquired 32,707 ADSs and 32,707 warrants.

During the year ended June 30, 2018, the group entered into a short-term loan arrangement for an amount of $500,000 with Great Accommodation Pty Ltd, an entity controlled by Mr Daniel Pollock. The purpose of this loan was to fund on going R&D expenditure. Interest accrued at a rate of 15% per annum in addition to a $15,000 establishment fee. The loan was repaid in full on February 12, 2018.

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

B. Significant Changes

There have been no significant changes in the operation or financial condition of our company since June 30, 2019.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since April 30, 1999 under the symbol IMC.

NASDAQ Capital Market

Our ADSs and Warrants have been listed on The NASDAQ Capital Market under the symbol “IMRN” and “IMRNW”, respectively, since June 13, 2017.

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

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete or to constitute a definitive statement of the rights and liabilities of our shareholders. Our Constitution is filed as an exhibit to this Annual Report.

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

Retirement of Directors

Pursuant to our Constitution and the ASX Listing Rules, there must be an election of directors at each annual general meeting. The directors, other than the managing director, who are to stand for election at each annual general meeting are: (i) any director required to retire after a period of three years in office, (ii) any director appointed by the other directors in the year preceding the annual general meeting, (iii) any new directors, or (iv) if no person is standing for election for the aforementioned reasons then the director longest in office since last being elected. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

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

C. Material Contracts

We entered into a Development and Supply Agreement with Synlait Milk Ltd. on June 21, 2016, which is currently under renegotiation. Pursuant to the agreement, Synlait Milk, a large dairy farm company located in New Zealand, agreed to vaccinate their cow herds with IMM- 124E vaccine and to collect the hyperimmune colostrum from the first milking of the cows at calving. This colostrum, which contains the vaccine antibodies, is then spray or freeze dried and tested for the vaccine properties. If levels of the vaccine are sufficient and meet our product specifications, the dried hyperimmune colostrum is then shipped to our warehouse in Melbourne, Australia. Consideration paid to Synlait Mild Ltd during the 2018 fiscal year was A$630,192.

On February 16, 2016, we entered into a Convertible Security and Share Purchase Agreement with SBI Investments which provided us with a line of funding from which we could draw down funding to continue our ongoing operations. The convertible note comprised of three tranches, of which we drew down the first two tranches, totaling A$1.2 million in the aggregate. The note was repayable in 18 equal monthly installments payable on the 15th day of each month either by the issuance of equity at a discount to the market rate at the time of issue, or by a cash payment plus a 2.5% premium. The final payment with respect to this convertible note was repaid on September 10, 2017.

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

E. Taxation

The following is a discussion of Australian and U.S. tax considerations material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ADSs should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local taxes.

AUSTRALIAN TAX CONSIDERATIONS

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the U.S. (the “Tax Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.

This summary does not discuss all the tax consequences that may be relevant to an investment in ADSs by a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker-dealers, banks or other financial institutions, traders in securities who elect to use a mark-to-market method of accounting for securities holdings, insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies or real estate investment trusts, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs through any such entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares by vote or value, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ADSs, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ADSs and each partner in such partnership should consult its own tax advisors about the U.S. federal income tax consequences of holding and disposing of ADSs.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of U.S. federal estate and gift tax, state, local or foreign taxation. You are urged to consult your tax advisors regarding the particular U.S. federal income tax consequences to you relating to the purchase, ownership and disposition of ADSs, the consequences to you under any foreign taxing jurisdiction, as well as the U.S. federal, state and local tax considerations of an investment in ADSs.

For purposes of this summary, the term “U.S. Holder” means an (i) individual who is a citizen or, for U.S. federal income tax purposes, a resident of the U.S., (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends on ADSs

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owning the underlying ordinary shares represented by the ADSs held by them. Subject to the passive foreign investment company, or PFIC rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADSs, including the amount of any taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADSs, and any amount in excess of your tax basis will be treated as gain from the sale of ADSs. See ~~“~~Disposition of ADSs~~”~~ below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

Disposition of ADSs

If you sell or otherwise dispose of ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S.-source income. Deduction of capital losses is subject to certain limitations under the Code. U.S. Holders are urged to consult their tax advisors regarding the tax consequences that may occur when a foreign withholding tax is imposed on a disposition of our ADSs, including the availability of the foreign tax credit under such U.S. Holder’s particular circumstances.

Passive Foreign Investment Company

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

Based on our business results for the last fiscal year and the composition of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2019. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending upon, among other things, a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the cash proceeds from any offering, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. Holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ordinary shares or ADSs.

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, any “excess distribution” that the holder receives and any gain recognized from a sale or other disposition (including a pledge) of such ordinary shares or ADSs will be subject to special tax rules, unless the U.S. Holder makes a mark-to-market election (provided the ADSs are “marketable”) or qualified electing fund election, as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. Holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

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

In certain circumstances, in lieu of being subject to the adverse tax rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, or “marketable”. Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs are listed on NASDAQ, which constitutes a qualified exchange. As stated above, the ADSs will be listed on NASDAQ. However, there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on NASDAQ. While we would expect the Australian Stock Exchange, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the Australian Stock Exchange is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-market election with respect to its ADSs may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If you make an effective mark-to-market election, you will include as ordinary income in each year that we are a PFIC, the excess of the fair market value of your ordinary shares or ADSs at the end of your taxable year over your adjusted tax basis in such ordinary shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year when we are not a PFIC will be a capital gain or loss. See Disposition of ADSs above for the treatment of capital gains and losses.

Your adjusted tax basis in the ordinary shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any losses under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances. In the case of a valid mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “Taxation of Dividends,” except the reduced rates of taxation on any dividends received from us would not apply if we are a PFIC.

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

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the IRS and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 24%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories and demonstrate the fact when so required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS, which is generally an annual income tax return.

U.S. Holders who are individuals generally will be required to report our name, address, and such information relating to an interest in the ADSs as is necessary to identify the class or issue of which the ADSs are a part. These requirements are subject to exceptions, including an exception for ADSs held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

F. Dividends And Paying Agents

Not applicable.

G. Statement By Experts

Not applicable.

H. Documents on display

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 thereunder. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we submit reports to the Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website (www.immuron.com.au/corporate-directory-and-governance) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this Annual Report.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$5,119,887 on deposit on June 30, 2019.

We conduct our activities almost exclusively in Australia. We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2019, the Australian dollar depreciated against the U.S. dollar.

We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

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

C. Other Securities

Not applicable.

D. American Depository Shares

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

Fees and Payments Made by Us to the Depositary

For the year ended June 30, 2019, we paid The Bank of New York Mellon a total of US$3,121.40, for services pursuant to the Annual General Meeting (AGM).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, after evaluating the effectiveness of our disclosure controls and procedures as of the evaluation date, concluded that as of the evaluation date, our disclosure controls and procedures were effective.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2019, utilizing the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

B. Management’s Report on Internal Control over Financial Reporting

Management’s Completed Actions.

Due to the many completed actions taken by the Company, management has concluded that the material weakness identified as of June 30, 2018 has been eliminated as of June 30, 2019. We, along with our Audit Committee, will continue to monitor and evaluate the effectiveness of these remedial actions and make further changes as deemed appropriate. Management, with the oversight of our Audit Committee, has devoted considerable effort to remediate as of June 30, 2019 the material weakness identified as of June 30, 2018, which is evidenced through the completed actions during fiscal 2019 detailed below.

Completed Actions

●	Evaluated and made changes to the staffing level of finance department personnel as deemed appropriate;
●	Evaluated and implemented additional monitoring controls over the financial reporting process within the finance function;
●	Enhanced our processes and procedures through expanded use of checklists for key tasks to improve effectiveness and efficiency; and
●	Conducted formal training related to key accounting policies and internal processes for all key personnel who have an impact on the transactions underlying the financial statements.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act).

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by IASB. Management regularly monitors its internal control over financial reporting, and actions are taken to correct deficiencies as they are identified.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our company’s Registered Public Accounting firm due to a transition period established by the rules of the SEC for “emerging growth companies” and our non-accelerated filing status.

D. Changes in Internal Control over Financial Reporting

See “Completed Actions” above for changes in internal controls over financial reporting.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the fiscal year ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We currently do not have a financial expert sitting as a member of the audit committee. We believe that the cost related to retaining a financial expert on the audit committee at this time is prohibitive as we are a small company that needs to apply our limited cash resources to the development of our product portfolio, which we believe is in the best interest of our shareholders. Our audit committee members include a highly experienced commercial lawyer, and a former biotechnology and pharmaceutical company CEO who continues to serve as a director of many other biotechnology and pharmaceutical companies. The committee currently believes that these skills sets, together with the support of Company Secretary and CFO who also sit as advisors to this committee and hold Accounting, Chartered Accountant, and MBA degrees, provide sufficient expertise for this committee to be able to serve and function effectively for the purpose for which it is intended.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all senior financial officers of our company, including our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available under “Investor Centre” on our website at www.Immuron.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

	Year Ended June 30,
	2019 AUD$	2018 AUD$
Audit(1)	131,648	145,706
Other assurance services(2)	76,186	-
	207,834	145,706

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Other fees relate to assurance services provided with respect to the registration statement of our company that was filed with the Securities and Exchange Commission in connection with our NASDAQ offering for the year ended June 30, 2019.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm. All of the fees described above were pre- approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2019.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference
Filing Date/ Period End
		Form	Exhibit	Date
1.1	Constitution of Registrant.	F-1	3.1	12/21/2016
2.1	Form of Amended and Restated Deposit Agreement between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares	F-1/A	4.1	5/8/2017
4.1	Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 28, 2013	F-1/A	10.1	2/9/2017
4.2	Variation of Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 21, 2016 (1)	F-1/A	10.2	2/9/2017
4.3	Marketing and Master Distribution Agreement by and between Immuron Limited and UniFirst-First Aid Corporation d/b/a MEDIQUE Products dated as of June 28, 2016 (1)	F-1/A	10.3	2/9/2017
4.4*	Commercial Lease Agreement with Wattle Laboratories Pty Ltd.
4.5	Convertible Security and Share Purchase Agreement by and between Immuron Limited and SBI Investments dated February 16, 2016	F-1/A	10.8	4/10/2017
4.6	Executive Service Agreement by and between Immuron Limited and Dr. Jerry Kanellos dated July 23, 2015	F-1/A	10.10	2/9/2017
4.7*	Executive Employment Agreement by and between Immuron Limited and Dr. Gary S. Jacob dated February 11, 2019
8.1*	List of Subsidiaries of the Registrant.
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of Grant Thornton Audit Pty Ltd
23.2	Consent of Marcum LLP
101. INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document

*	Filed herewith.

(1)	Confidential treatment has been sought for certain portions of this document

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Immuron Limited

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Immuron Limited and subsidiaries (the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years ended June 30, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the years ended June 30, 2019 and 2018, in conformity with International Financial Reporting Standards, as issued by International Accounting Standards Board.

We also have audited the adjustments to the 2017 financial statements to retrospectively apply the change in accounting presentation of expenses by ‘function’ rather than ‘nature’ in the consolidated statement of profit or loss and other comprehensive income and the presentation of interest received and paid from operating to investment and financing activities, respectively in the consolidated statement of cash flows, as described in Note 1(a)(v). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 financial statements taken as a whole.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON

GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2018.

Melbourne, Australia

October 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

of Immuron Limited

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of Immuron Limited (the “Company”) for the year ended June 30, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Immuron Limited for the year ended June 30, 2017, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting of presentation of expenses by ‘function’ rather than ‘nature’ in the consolidated statement of profit or loss and other comprehensive income and the presentation of interest received and paid from operating to investing and financing activities, respectively, in the consolidated statement of cash flows, as described in Note 1(a)(v). Accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ Marcum llp

Marcum llp

Philadelphia, Pennsylvania

November 2, 2017

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June

			2018	2017
		2019	(reclassified)	(reclassified)
	Notes	AUD$	AUD$	AUD$
Revenue from contracts with customers	2	2,387,426	1,842,909	1,396,197
Cost of Goods Sold		(667,371)	(418,693)	(337,546)
Gross Profit		1,720,055	1,424,216	1,058,651

Other Income	2	532,050	1,849,163	1,605,987
Other gains/(losses) – net	2	38,413	95,167	(375,479)

Expenses
General and administrative expenses	3	(5,014,128)	(3,412,576)	(3,109,845)
Research and development expenses		(1,044,528)	(2,257,224)	(4,630,674)
Selling and marketing expenses	3	(864,644)	(686,714)	(1,271,526)
Operating loss		(4,632,782)	(2,987,968)	(6,722,886)

Finance income		39	1,238	8,386
Finance expenses		—	(24,199)	(89,654)
Finance costs - net		39	(22,961)	(81,268)

Loss Before Income Tax		(4,632,743)	(3,010,929)	(6,804,154)
Income Tax Expense	4	—	—	—
Loss for the Period		(4,632,743)	(3,010,929)	(6,804,154)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		61,846	(79,599)	40,017
Total Comprehensive Loss for the Period		(4,570,897)	(3,090,528)	(6,764,137)

Basic/Diluted Loss per Share (in cents per share)	6	(3.20)	(2.25)	(6.40)

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position

As of 30 June

		2019	2018
	Notes	AUD$	AUD$
ASSETS
Current Assets
Cash and cash equivalents	7	5,119,887	4,727,430
Trade and other receivables	8	968,926	1,683,305
Inventories	9	544,341	497,902
Other current assets		49,290	141,800
Total Current Assets		6,682,444	7,050,437

Non-Current Assets
Plant and equipment		17,140	20,384
Inventories	9	1,862,063	2,171,867
Total Non-Current Assets		1,879,203	2,192,251
TOTAL ASSETS		8,561,647	9,242,688

LIABILITIES
Current Liabilities
Trade and other payables	11	1,091,919	689,326
Employee benefit obligations		103,612	114,012
Total Current Liabilities		1,195,531	803,338

Non-Current Liabilities
Employee benefit obligations		14,980	—
Total Non-Current Liabilities		14,980	—
TOTAL LIABILITIES		1,210,511	803,338
NET ASSETS		7,351,136	8,439,350

EQUITY
Issued capital	14	60,511,326	58,372,043
Reserves	15	3,700,333	2,606,722
Accumulated losses		(56,860,523)	(52,539,415)
TOTAL EQUITY		7,351,136	8,439,350

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 30 June

	Issued capital	Reserves	Accumulated Losses	Total
	AUD$	AUD$	AUD$	AUD$
Balance as at 30 June 2016	45,633,354	2,128,566	(42,821,357)	4,940,563
Loss after income tax expense for the year	—	—	(6,804,154)	(6,804,154)
Other comprehensive income for the period	—	40,017	—	40,017
Total comprehensive loss for the period	—	40,017	(6,804,154)	(6,764,137)
Transactions with owners in their capacity as owners
Options/warrants issued/expensed	—	470,734	—	470,734
Lapse or exercise of share options	71,875	(168,900)	97,025	—
Shares issued, net of costs	7,927,766	—	—	7,927,766
Balance as at 30 June 2017	53,632,995	2,470,417	(49,528,486)	6,574,926
Loss after income tax expense for the year	—	—	(3,010,929)	(3,010,929)
Other comprehensive income for the period	—	(79,599)	—	(79,599)
Total comprehensive loss for the period	—	(79,599)	(3,010,929)	(3,090,528)
Transactions with owners in their capacity as owners
Options/warrants issued/expensed	—	215,904	—	215,904
Shares issued, net of costs	4,739,048	—	—	4,739,048
Balance as at 30 June 2018	58,372,043	2,606,722	(52,539,415)	8,439,350
Loss after income tax expense for the year	—	—	(4,632,743)	(4,632,743)
Other comprehensive income for the period	—	61,846	—	61,846
Total comprehensive loss for the period	—	61,846	(4,632,743)	(4,570,897)
Transactions with owners in their capacity as owners
Shares issued, net of costs	2,139,183	—	—	2,139,183
Options/warrants issued/expensed	—	1,343,500	—	1,343,500
Options/warrants exercised	100	(100)	—	—
Options/warrants forteited/lapsed	—	(311,635)	311,635	—
Balance as at 30 June 2019	60,511,326	3,700,333	(56,860,523)	7,351,136

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 30 June

	Note	2019 AUD$	2018 (reclassified) AUD$	2017 (reclassified) AUD$
Cash flows Related to Operating Activities
Receipts from customers		2,619,477	1,601,619	1,413,676
Payments to suppliers and employees		(5,608,262)	(7,262,348)	(9,971,142)
Other - R&D Tax Concession Refund		1,190,206	2,156,206	1,615,043
Net Cash Flows Used In Operating Activities	17	(1,798,579)	(3,504,523)	(6,942,423)

Cash Flows Related to Investing Activities
Payment for purchases of plant and equipment		(2,047)	(6,594)	(5,696)
Interest received		39	1,278	8,386
Net Cash Flows (Used In)/From Investing Activities		(2,008)	(5,316)	2,690

Cash Flows Related to Financing Activities
Proceeds from issues of securities		2,894,238	5,472,200	12,525,067
Capital raising costs		(825,055)	(733,152)	(2,132,422)
Proceeds from borrowings		—	500,000	500,000
Repayment of borrowings		—	(865,864)	(2,191,593)
Interest and other costs of finance paid		—	(24,199)	(97,051)
Net Cash Flows From Financing Activities		2,069,183	4,348,985	8,604,001

Net increase in cash and cash equivalents		268,596	839,146	1,664,268
Cash and cash equivalents at the beginning of the year		4,727,430	3,994,924	2,290,639
Effects of exchange rate changes on cash and cash equivalents		123,861	(106,640)	40,017
Cash and Cash Equivalents at the End of the Year	7	5,119,887	4,727,430	3,994,924

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Corporate Information

The consolidated financial report of Immuron Limited (“the Company”) for the year ended June 30, 2019, 2018 and 2017 was authorized for issue in accordance with a resolution of the Directors on October 25, 2019.

Immuron Limited is a listed public company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and The NASDAQ Capital Market (“NASDAQ”).

The Group’s principal activity is oral immunotherapy research and development and product sales focused on bovine-colostrum enriched with antibodies of choice for the treatment and prevention of a range of infectious and immune modulated diseases. Product sales comprise Travelan and Protectyn, used for the prevention of travelers’ diarrhea.

(a)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), required for a for-profit entity.

The financial report has been prepared on an accrual basis and is based primarily on historical costs. The financial report is presented in Australian dollars, which is the Company’s functional and presentation currency. All values are rounded to the nearest dollar unless otherwise stated.

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

(ii)	Historical cost convention

The financial statements have been prepared on a historical cost basis.

(iii)	New and amended standards adopted by the group

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the IASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

The group has applied the following standards and amendments for the first time for the annual reporting period commencing 1 July 2018:

●	IFRS 9 Financial Instruments
●	IFRS 15 Revenue from Contracts with Customers; and
●	IFRS 2 Amendments to Share-based Payment.

The group has changed its accounting policies without making retrospective adjustments following the adoption of IFRS 9 and IFRS 15 as discussed in this note 1. Most of the other amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(iv)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2019 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

Title of standard	IFRS 16 Leases
Impact

The group has reviewed all leasing arrangements in light of the new lease accounting rules in IFRS 16. The standard will affect the accounting for the group’s operating leases.

As at the reporting date, the group has non-cancellable operating lease commitments of $104,851, see note 13.

The group expects to recognize right-of-use assets of approximately $96,824 on July 1, 2019 and lease liabilities of $98,302 (after adjustments for prepayments and accrued lease payments recognized as at June 30, 2019). Overall net assets will be approximately $1,479 lower, and net current assets will be $56,913 lower due to the presentation of a portion of the liability as a current liability.

The group expects that net profit after tax will decrease by approximately $1,532 for the year ended June 30, 2020 as a result of adopting the new rules.

Operating cash flows will increase and financing cash flows decrease by approximately $41,389 as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The group does not act in the capacity as a lessor and hence the group does not expect any lessor impact on the financial statements.

Mandatory application date/ Date of adoption by group

The group will apply the standard from its mandatory adoption date of July 1, 2019.

The group intends to apply the modified retrospective transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

There are no other new standards and interpretations that are not yet effective and that would be expected to have a material impact on the group in the current or future reporting periods and on foreseeable future transactions.

(v)	Changes to presentation

Classification of expenses

Immuron Limited decided in the current financial year to change the classification of its expenses in the consolidated statement of profit or loss and other comprehensive income. We believe that this will provide more relevant information to our stakeholders as it more in line with common practice in the industries Immuron Limited is operating in. The comparative information has been reclassified accordingly.

Expenses are now presented in the consolidated statement of profit or loss and other comprehensive income by ‘function’ rather than ‘nature’. A breakdown of ‘general and administrative expenses’ is provided in note 3.

The reclassification did not have an impact on the statement of profit or loss and other comprehensive income.

Classification of interest received and interest paid

Immuron Limited decided in the current financial year to change the classification of interest received and interest paid in the consolidated statement of cash flows from operating to investing and financing activities, respectively. The comparative information has been reclassified accordingly, including as presented in Note 17.

Error correction to the notes to consolidated financial statements

The improvements in the internal control environment as set out in Item 15 Management’s Completed Action identified the below errors.

(i)	Accounting and audit fees previously disclosed under ‘corporate administrative costs’ for June 30, 2018 and 30 June 2017 were $222,973 and $146,007 respectively. This category no longer exists with the change in presentation. Accounting and audit fees disclosed under the new expense classification category ‘general and administrative expenses’ in note 3 for June 30, 2018 and 30 June 2017 are $555,996 and $457,676, respectively.

(ii)

Segments reporting profit/(loss) previously disclosed for HyperImmune Products and Unallocated for June 30, 2018 was $1,010,288 and $(3,613,116) respectively. The amounts disclosed in note 16 for June 30, 2018 are $573,942 and $(3,176,770). Previously unallocated selling and marketing expenses have now been allocated to HyperImmune products.

Segments reporting profit/(loss) previously disclosed for Research and development and Unallocated for June 30, 2017 was $(3,394,040) and $(3,794,814) respectively. The amounts disclosed in note 16 for June 30, 2017 are $(3,030,359) and $(4,158,495). Expenses previously allocated to Research and development have now been moved to Unallocated in connection to the expense reclassification as mentioned above.

The errors identified were determined not to be material however have been revised in the June 30, 2019 financial statements as part of the reclassification adjustments noted above.

The errors did not have an impact on the statement of profit or loss and other comprehensive income.

Previously issued Financial Statements

Reclassification:

Statement of Comprehensive Income:

	For the year ended June 30,
	2018		2018	2017		2017
	AUD$	Reclassification	Reclassified	AUD$	Reclassification	Reclassified
Revenue:
Operating Revenue	1,842,909	-	1,842,909	1,396,197	-	1,396,197
Total Operating Revenue	1,842,909	-	1,842,909	1,396,197	-	1,396,197
Cost of Goods Sold	(418,693)	-	(418,693)	(337,546)	-	(337,546)
Gross Profit	1,424,216	-	1,424,216	1,058,651	-	1,058,651
Sales and Marketing Costs	(282,241)	282,241	-	(407,751)	407,751	-
Freight Costs	(169,458)	169,458	-	(135,377)	135,377	-
Total Gross Profit less Direct Selling Costs	972,517	451,699	1,424,216	515,523	543,128	1,058,651

Other Income	1,850,401	(1,238)	1,849,163	1,614,373	(8,386)	1,605,987
Other gains/(losses) – net	-	95,167	95,167	-	(375,479)	(375,479)

Expenses:
Consulting, Employee and Director	(1,384,298)	1,384,298	-	(1,689,521)	1,689,521	-
Corporate Administration	(1,336,516)	1,336,516	-	(1,381,809)	1,381,809	-
Depreciation	(5,047)	5,047	-	(4,922)	4,922	-
Finance Costs	(18,857)	18,857	-	(24,483)	24,483	-
Impairment of Inventory	(163,600)	163,600	-	(136,494)	136,494	-
Marketing and Promotion	(370,699)	370,699	-	(789,608)	789,608	-
Research and Development	(2,257,224)	-	(2,257,224)	(4,630,674)	-	(4,630,674)
Travel and Entertainment	(297,606)	297,606	-	(276,539)	276,539	-
General and administrative expenses	-	(3,412,576)	(3,412,576)	-	(3,109,845)	(3,109,845)
Selling and marketing expenses	-	(686,714)	(686,714)	-	(1,271,526)	(1,271,526)
Finance income	-	1,238	1,238	-	8,386	8,386
Finance expenses	-	(24,199)	(24,199)	-	(89,654)	(89,654)
Loss for the period	(3,010,929)	-	(3,010,929)	(6,804,154)	-	(6,804,154)

Consolidated statement of Cash Flows

	2018		2018	2017		2017
	AUD$	Reclassification	Reclassified	AUD$	Reclassification	Reclassified
Cash flows Related to Operating Activities
Receipts from customers	1,601,619	-	1,601,619	1,413,676	-	1,413,676
Payments to suppliers and employees	(7,262,348)	-	(7,262,348)	(9,971,142)	-	(9,971,142)
Interest received	1,278	(1,278)	-	8,386	(8,386)	-
Interest and other costs of finance paid	(24,199)	24,199	-	(97,051)	97,051	-
Other - R&D Tax Concession Refund	2,156,206	-	2,156,206	1,615,043	-	1,615,043
Net Cash Flows Used In Operating Activities	(3,527,444)	22,921	(3,504,523)	(7,031,088)	88,665	(6,942,423)

Cash Flows Related to Investing Activities
Payment for purchases of plant and equipment	(6,594)	-	(6,594)	(5,696)	-	(5,696)
Interest received	-	1,278	1,278	-	8,386	8,386
Net Cash Flows (Used In)/From Investing Activities	(6,594)	1,278	(5,316)	(5,696)	8,386	2,690

Cash Flows Related to Financing Activities
Proceeds from issues of securities	5,472,200	-	5,472,200	12,525,067	-	12,525,067
Capital raising costs	(733,152)	-	(733,152)	(2,132,422)	-	(2,132,422)
Proceeds from borrowings	500,000	-	500,000	500,000	-	500,000
Repayment of borrowings	(865,864)	-	(865,864)	(2,191,593)	-	(2,191,593)
Interest and other costs of finance paid	-	(24,199)	(24,199)	-	(97,051)	(97,051)
Net Cash Flows From Financing Activities	4,373,184	(24,199)	4,348,985	8,701,052	(97,051)	8,604,001

Net increase in cash and cash equivalents	839,146	-	839,146	1,664,268	-	1,664,268
Cash and cash equivalents at the beginning of the year	3,994,924	-	3,994,924	2,290,639	-	2,290,639
Effects of exchange rate changes on cash and cash equivalents	(106,640)	-	(106,640)	40,017	-	40,017
Cash and Cash Equivalents at the End of the Year	4,727,430	-	4,727,430	3,994,924	-	3,994,924

The reclassifications had no impact on the net loss for each period.

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes above. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the group consisting of Immuron Limited and its subsidiaries.

Summary of significant accounting policies

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. Inter-company transactions and balances, including profit from inter-company sales not yet realized outside of the Company, have been eliminated upon consolidation.

Subsidiaries are all entities (including structured entities) over which the group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the chief executive officer.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in Australian dollar ($), which is Immuron Limited’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss and other comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss and other comprehensive income on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

●	income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

●	all resulting exchange differences are recognized in other comprehensive income.

(e)	Revenue recognition

Sale of hyperimmune products

Revenue from the sale of hyperimmune products are recognized at a point in time. The performance obligation is satisfied when the customer has access and thus control of the product.

Financing components

The group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the group does not adjust any of the transaction prices for the time value of money.

Previous accounting policy for revenue recognition

Revenue recognition policy applicable prior to 1 July, 2018:

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the company’s activities. The amount of the revenue is not considered to be reliably measured until all contingencies relating to the sale have been resolved.

(f)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions. The Group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured.

(g)	Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(h)	Leases

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the group as lessee are classified as operating leases (note 13). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

(i)	Impairment of assets

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(j)	Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated statement of financial position.

(k)	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. See note 8 for further information about the group’s accounting for trade receivables and note 20(b) for a description of the group’s impairment policies.

(l)	Inventories

Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(m)	Investments and other financial assets

(i)	Classification

From 1 July 2018, the Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income (OCI) or through profit or loss); and

●	those to be measured at amortised cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(iv)	Impairment

From 1 July 2018, the group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 20(b) for further details.

(v)	Accounting policies applied until June 30, 2018 Classification

Until June 30, 2018, the group classified its financial assets in the following categories:

●	financial assets at fair value through profit or loss;

●	loans and receivables;

●	held-to-maturity investments; and

●	available-for-sale financial assets.

The classification depended on the purpose for which the investments were acquired. Management determined the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluated this designation at the end of each reporting period.

Impairment

See note 20(b) for a description of the group’s impairment policies.

(vi)	Income recognition Interest income

Interest income is recognized using the effective interest method. When a receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized using the original effective interest rate.

(n)	Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

●	Plant and equipment	3 - 15 years
●	Furniture and fittings	3 - 15 years
●	Computer equipment	2 - 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(o)	Intangible assets

(i)	Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognized in the consolidated statement of profit or loss and other comprehensive income as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits, adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognized in the consolidated statement of profit or loss and other comprehensive income as an expense as incurred.

(p)	Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(q)	Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the statement of financial position.

(ii)	Other long-term employee benefit obligations

In some countries, the Group also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method.

Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in profit or loss.

The obligations are presented as current liabilities in the statement of financial position if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii)	Share-based payments

Share-based compensation benefits are provided to employees via the ‘executive share and option plan’ (ESOP). Information relating to these schemes is set out in note 18.

Employee options

The fair value of options granted under the ESOP is recognized as a share-based payment expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

-	including any market performance conditions (e.g. the company’s share price);

-	excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the company over a specified time period); and

-	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or holdings shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(r)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s)	Loss per share

(i)	Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii)	Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(t)	Goods and services tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on the group’s financial statements.

IFRS 9 Financial Instruments – impact of adoption

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after 1 January 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting. The adoption of this standard has not materially impacted the amounts disclosed in these financial statements.

(i)	Classification and measurement

Except for certain trade receivables, under IFRS 9, the group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortised cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The new classification and measurement of the group’s debt financial assets are as follows:

●	Debt instruments at amortised cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category comprises trade and other receivables.

The assessment of the group’s business models was made as of the date of initial application, 1 July 2018 and then applied retrospectively to those financial assets that were not derecognized before 1 July 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets. There has been no adjustment made to the amounts disclosed as a result of the application of this standard.

(ii)	Impairment of financial assets

The adoption of IFRS 9 has altered the group’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach.

IFRS 9 requires the group to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade and other receivables, the group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The group has established a provision matrix that is based on the group’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The adoption of the ECL requirements of IFRS 9 has not resulted in any material change in impairment allowances of the group’s debt financial assets.

IFRS 9 Financial Instruments – accounting policies applied from 1 July 2018

Trade receivables

The accounting policies applied by the group from 1 July 2018 are set out in note 1(k).

Investments and other financial assets

The accounting policies applied by the group from 1 July 2018 are set out in note 1(m).

IFRS 15 Revenue from Contracts with Customers – impact of adoption

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard has been applied as at 1 July 2018 using the modified retrospective approach and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The adoption of IFRS 15 has not impacted the amounts disclosed within the financial statements.

IFRS 15 Revenue from Contracts with Customers – accounting policies applied from 1 July 2018

Revenue recognition

The accounting policies applied by the group from 1 July 2018 are set out in note 1(e).

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

Inventory split

During the current financial period, management has performed an assessment on its raw materials and their utilization within 12 months from reporting date and have determined A$225,765 (2018: A$198,585) of raw materials relating to Colostrum is expected to be consumed within 12 months and the remaining balance of A$1,862,063 (2018: A$2,171,867) is expected to be consumed after 12 months from reporting date.

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

Provision for employee benefits

Provision for employee benefits represents amounts accrued for annual leave and long service leave. The current portion for this provision includes the total amount accrued for annual leave entitlements and the amounts accrued for long service leave entitlements that have vested due to employees having completed the required period of service. Refer to note 1(q) for policies on provisions.

R&D tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.

For the year ended June 30, 2019 the Group has recorded other income of A$531,005 (2018: A$1,849,123) to recognize this amount which relates to this financial year.

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

Note 2. Revenue and other income

	30 June 2019	30 June 2018	30 June 2017
	AUD$	AUD$	AUD$
Revenue
Revenue from Operating Activities
Revenue from contracts with customers	2,387,426	1,842,909	1,396,197
Total Revenue from Operating Activities	2,387,426	1,842,909	1,396,197

Other Income
Other income	1,045	40	30,672
Australian Federal R&D Tax Concession Refund	531,005	1,849,123	1,575,315
Total Other Income	532,050	1,849,163	1,605,987

Other Gains/(Losses) – Net
Net foreign exchange gains/(losses)	51,807	258,767	(238,985)
Net impairment losses	(13,394)	(163,600)	(136,494)
Total Other Gains/(Losses) – Net	38,413	95,167	(375,479)
Total Revenue, Other Income and Other Gains/(Losses) – Net	2,957,889	3,787,239	2,626,705

Note 3. Expenses

	30 June 2019	30 June 2018	30 June 2017
	AUD$	AUD$	AUD$

Expenses
a) General and Administrative Expenses
Accounting and audit	496,983	555,996	457,676
Bad debts	50,429	77,698	—
Consulting	243,508	46,417	33,976
Depreciation and Amortisation	5,287	5,047	4,922
Employee benefits	1,599,023	1,281,845	1,128,496
Expected credit losses	34,046	—	—
Insurance	307,757	277,888	150,502
Investor relations	128,415	135,684	61,210
Legal	171,145	166,052	58,268
Listing and share registry	186,013	272,711	79,548
Occupancy	105,606	74,395	75,683
Share-based payments	1,343,500	59,975	522,665
Superannuation	55,176	42,478	42,551
Travel and entertainment	159,911	297,606	276,539
Other	127,329	118,784	217,809
Total General and Administrative Expenses	5,014,128	3,412,576	3,109,845

b) Selling and Marketing Expenses
Selling	277,478	123,660	126,261
Marketing	377,427	393,596	1,009,888
Distribution costs	209,739	169,458	135,377
Total Selling and Marketing Expenses	864,644	686,714	1,271,526

Note 4. Income Tax Benefit

	2019 AUD$	2018 Restated AUD$
Unused tax losses for which no deferred tax asset has been recognized	37,202,960	34,749,580
Potential tax benefit @ 27.5%	10,230,814	9,556,135

The unused tax losses for the year ended June 30, 2018 have been restated to reflect the income tax returns lodged for the same period.

Numerical reconciliation of income tax expense to prima facie tax payable

	30 June 2019	30 June 2018
	AUD$	AUD$
Loss from continuing operations before income tax expense	(4,632,743)	(3,010,929)
Tax at the Australian tax rate of 27.5% (2018: 27.5%)	(1,274,004)	(828,005)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(146,026)	(508,509)
Accounting expenditure subject to R&D tax incentive	335,693	752,949
Share-based payments	369,463	16,493
Net impact of other amounts not deductible (taxable)	38,656	26,956
Subtotal	(676,218)	(540,116)

Difference in overseas tax rates	1,539	—
Tax losses and other timing differences for which no deferred tax asset is recognized	674,679	540,116
Income tax expense	—	—

Note 5. Key Management Personnel Compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

The Directors of Immuron Limited during the year ended 30 June 2019 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Dr Roger Aston, Independent Non-Executive Chairman

Mr Peter Anastasiou, Executive Vice Chairman

Dr Gary Jacob, Executive Director (appointed 17 April 2019) and Chief Executive Officer (appointed 16 November 2018)

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Mr Richard Berman, Independent Non-Executive Director (appointed 1 July 2018)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year ended June 30, 2019:

Dr Jerry Kanellos, Chief Operating Officer (appointed 16 November 2018), Interim Chief Executive Officer (appointed 3 August 2017; resigned 16 November 2018)

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	30 June 2019	30 June 2018	30 June 2017
	AUD$	AUD$	AUD$

Key Management Personnel Compensation
Short-term employee benefits	952,406	570,256	681,666
Post-employment benefits	32,300	32,087	25,947
Long-term benefits	3,652	—	—
Share-based payments	1,296,400	59,975	353,670
Total Key Management Personnel Compensation	2,284,758	662,318	1,061,283

Note 6. Loss per Share

	30 June 2019	30 June 2018	30 June 2017
	AUD$	AUD$	AUD$

Basic/Diluted loss per share (in cents)	3.20	2.30	6.40

a) Net loss used in the calculation of basic and diluted loss per share	4,632,743	3,010,929	6,804,154

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	144,740,535	133,660,556	105,866,110

The Company is currently in a loss making position and thus the impact of potential issuance of shares is concluded as anti-dilutive which includes the Company’s options and warrants and convertible notes payable. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Note 7. Cash

	30 June 2019	30 June 2018
	AUD$	AUD$
Cash at Bank and in hand:
Cash at bank and in hand	5,119,887	4,727,430
Total Cash	5,119,887	4,727,430

Note 8. Trade and Other Receivables

	30 June 2019	30 June 2018
	AUD$	AUD$

Current

Trade receivables*	332,972	492,276
Loss allowance	(34,046)	—
Other receivables	138,172	—
Accrued income**	531,828	1,191,029
Total Trade and Other Receivables	968,926	1,683,305

*	All trade receivables are non-interest bearing.

**	Primarily comprises of receivables from the Australian Tax Office in relation to R&D tax concession for the year.

Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Details about the Group’s impairment policies and the calculation of the loss allowance are provided in note 20(b).

Accrued receivables

These amounts primarily comprise amounts receivable from the Australian Taxation Office in relation to the R&D tax incentive.

Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Impairment and risk exposure

Information about the impairment of trade receivables and the group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in note 20.

Note 9. Inventories

	30 June 2019	30 June 2018
	AUD$	AUD$

Current Inventory

Raw materials	225,765	198,585
Work in Progress	192,399	33,625
Finished goods	126,177	265,692

Total Current Inventory	544,341	497,902

	30 June 2019	30 June 2018
	AUD$	AUD$

Non-Current Inventory

Raw materials	1,862,063	2,171,867

Total Non-Current Inventory	1,862,063	2,171,867

(i)	Impairment

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affect obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the group.

There was a $13,394 expired Protectyn impairment expense recognized during year ended 30 June 2019 (2018: $163,600) for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

(ii)	Inventory split

During the year ended 30 June 2019, management performed an assessment of its raw materials and utilisation within 12 months from reporting date. Management determined $225,765 (2018: $198,585) of raw materials relating to Colostrum will be consumed within 12 months from reporting date; the remaining balance of $1,862,063 (2018: $2,171,867) was estimated to be consumed beyond 12 months.

Note 10. Controlled Entities

The Company’s subsidiaries at 30 June 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

		Percentage of Ownership
	Country of Incorporation	30 June 2019	30 June 2018

Parent Entity:
Immuron Limited	Australia	—	—

Subsidiaries of Immuron Limited:
Immuron Inc.	USA	100%	100%
Anadis EPS Pty Ltd	Australia	100%	100%
IMC Canada Ltd.	Canada	100%	100%

Note 11. Trade and Other Payables

	30 June 2019 AUD$	30 June 2018 AUD$

Current
Trade payables	715,115	216,938
Accrued expenses	355,825	435,280
Other payables	20,979	37,108
Total	1,091,919	689,326

Convertible Notes:

The outstanding balance of $226,000 convertible note as at 30 June 2017 was repaid during July 2017 and August 2017 with the liability being fully extinguished by 10 September 2017. The balance as at 30 June 2018 and 30 June 2019 was nil.

Borrowings:

The financed insurance policies with a balance of $139,864 as at 30 June 2017 were fully repaid by the Company during 2018. The balance as at 30 June 2018 and 30 June 2019 was nil.

Note 12. Contingent liabilities

The group had no contingent liabilities at 30 June 2019 (2018: nil).

Note 13. Commitments

30 June 2019
AUD$
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows[1]:
- not later than 12 months	41,389
- between 1 and 5 years	63,462
Total	104,851

1	The property lease is a non-cancellable lease with a 3 year term, with rent payable monthly in advance. The minimum lease payments shall be increased by CPI per annum. An option exists to renew the lease at the end of the 3 year term for an additional term of 3 years. The current 3 year lease period expires in December 2021.

The Group has recognized A$89,529, A$38,917 and A$46,082, of rental expenses in its Statement of Profit or Loss and Other Comprehensive Income for the years 2019, 2018 and 2017, respectively, as General and Administration Expense.

Note 14. Share capital

	2019 Shares	2018 Shares	2017 Shares	2019 $	2018 $	2017 $
Ordinary shares
Fully paid	163,215,706	142,778,206	130,041,417	60,511,326	58,372,043	53,632,995
	163,215,706	142,778,206	130,041,417	60,511,326	58,372,043	53,632,995

(i)	Movements in ordinary shares:

Details	Number of shares	Total $
Balance at 1 July 2016	80,099,646	45,633,354
Right issue[1] (2016-07-07)	18,045,512	—
Right issue at A$0.25 (2016-07-07)	3,275,466	818,867
Right issue at A$0.25 to oversubscribes and private placement (2016-09-29)	3,968,916	992,229
Shares issued at A$0.245 under ESOP – for 6 months service (vesting monthly) (2016-12-02)	251,877	61,710
Shares issued at A$0.332 on NASDAQ (equivalent to 610,000 ADSs) (2017-06-09)[2]	24,400,000	8,092,517
Less: Transaction costs arising on share issues	—	(2,037,557)
Movement to Retained Earnings	—	71,875
Balance at 30 June 2017	130,041,417	53,632,995
Issue at A$0.19 on conversion of convertible notes (2017-07-28)	399,045	75,333
Issue at A$0.16 in lieu of payment for services (2017-11-13)	875,000	140,000
Cancellation pursuant to annual general meeting (2017-11-24)	(2,000,000)	—
Issue at A$0.39 pursuant to placement (2018-03-15)	13,162,744	5,161,585
Issue at A$0.32 on exercise of IMRNW warrants (2018-03-15)	300,000	95,282
Less: Transaction costs arising on share issues	—	(733,152)
Balance at 30 June 2018	142,778,206	58,372,043
Issue at A$0.16 in lieu of payment for services (2018-11-22)[3]	437,500	70,000
Issue at US$0.10 pursuant to ADS public offering (2019-05-30)[4]	20,000,000	2,894,238
Reclassify exercised options from reserves to share capital	—	100
Less: Transaction costs arising on share issues	—	(825,055)
Balance at 30 June 2019	163,215,706	60,511,326

Notes

1.	As at 30 June 2016, the Company was committed to issue 18,045,512 of ordinary shares in relation to the A$4,511,378 received in capital raising. These shares were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these new fully paid ordinary shares were issued to Grandlodge on the same terms and conditions as all other subscribers.

2.	Grandlodge participated in our NASDAQ IPO and acquired 32,707 ADRs and 32,707 Warrants.

3.	Mr Peter and Mr Stephen Anastasiou are directors and majority shareholders of Grandlodge Capital Pty Ltd (Grandlodge). Commencing 1 June 2013, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution and invoicing services for Immuron Limited’s products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share, representing Immuron Limited’s shares price at the commencement of the agreement.

4.	On 30 May 2019, 500,000 American Depository Shares (ADS) were issued at US$4.00 each. Each ADS is equivalent to 40 ordinary shares, i.e. 20,000,000 at US$0.10 each (A$0.1447).

(ii)	Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

The value of all share based payments of stock is per the terms of an underlying agreement or based on the fair value of the stock on the date of the transaction.

Note 15. Other reserves

The following table shows a breakdown of the consolidated statement of financial position line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Share-based payments $	Foreign currency translation $	Total other reserves $
At 1 July 2016	2,132,301	(3,735)	2,128,566
Currency translation differences	-	40,017	40,017
Other comprehensive income	-	40,017	40,017
Transactions with owners in their capacity as owners
Options issued during the year	136,784	-	136,784
Granted options to be issued (*)	-	-	-
Expense of vested options	333,950	-	333,950
Options lapsed	(168,900)	-	(168,900)
At 30 June 2017	2,434,135	36,282	2,470,417

(*)	On 9 December 2016, the Company issued 1 million options exercisable at A$0.50 per option expiring on April 1, 2017 to an employee under the Company’s ESOP following the successful completion of the related milestone pertaining to a minimum recruitment of 100 patients into the Company’s NASH Phase 2 clinical trial.

	Share-based payments $	Foreign currency translation $	Total other reserves $
At 1 July 2017	2,434,135	36,282	2,470,417
Currency translation differences	-	(79,599)	(79,599)
Other comprehensive income	-	(79,599)	(79,599)
Transactions with owners in their capacity as owners
Options issued during the year	156,392	-	156,392
Expense of vested options	59,975	-	59,975
Options and warrants lapsed	(463)	-	(463)
At 30 June 2018	2,650,039	(43,317)	2,606,722

	Share-based payments $	Foreign currency translation $	Total other reserves $
At 1 July 2018	2,650,039	(43,317)	2,606,722
Currency translation differences	-	61,846	61,846
Other comprehensive income	-	61,846	61,846
Transactions with owners in their capacity as owners
Options and warrants issued/expensed	1,343,500	-	1,343,500
Options and warrants exercised	(100)	-	(100)
Options and warrants lapsed	(311,635)	-	(311,635)
At 30 June 2019	3,681,804	18,529	3,700,333

(i)	Nature and purpose of other reserves

Share-based payments

The share-based payment reserve records items recognized as expenses on valuation of share options and warrants issued to key management personnel, other employees and eligible contractors.

Foreign currency translation

Exchange differences arising on translation of foreign controlled entities are recognized in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(ii)	Movements in options and warrants:

Details	Number of options	Total $
Balance at 1 July 2016	9,937,629	2,132,301
Right issue (2016-07-07)*	18,045,512	-
Right issue (2016-07-07)	3,275,466	-
Right issue to oversubscribes and private placement (2016-09-29)	3,968,916	-
Unlisted options issued at A$0.143 in lieu of services (2016-12-09)	200,000	28,620
Options issued at A$0.00033 to cover equivalent of 610,000 warrants on issue with NASDAQ (2017-06-09)	24,400,000	8,101
Options issued at A$0.00033 to cover equivalent of 35,075 warrants on issue with NASDAQ (2017-06-09)	1,403,000	463
Options issued at A$0.00033 to cover equivalent of 91,500 warrants on issue with NASDAQ (2017-06-13)	3,660,000	1,215
Unlisted options issued at A$0.094 in lieu of services (2017-06-22)	1,050,000	98,385
Lapse of unexercised options	(2,250,000)	(168,900)
Expense of vested options	-	333,950
Balance at 30 June 2017	63,690,523	2,434,135
Lapse of unlisted options (2017-07-01)	(403,000)	(463)
Lapse of unlisted options (2017-11-01)	(62,500)	-
Issue of unlisted options at A$0.468 pursuant to placement (2018-03-15)	7,897,647	-
Issue of unlisted options at A$0.585 to broker for placement (2018-03-15)	526,510	156,392
Exercise of IMRNW warrants at A$0.32 (2018-03-15)	(300,000)	-
Amortisation of share-based payments for options issued in prior periods	-	59,975
Balance at 30 June 2018	71,349,180	2,650,039
Issue of ESOP unlisted options at A$0.50 (2018-07-13)	1,300,000	204,100
Issue of ESOP unlisted options at A$0.50 (2018-11-26)	2,000,000	164,400
Lapse of ESOP unlisted options at A$0.50 (2018-10-01)	(1,050,000)	(98,385)
Issue of ESOP unlisted options at A$0.50 (2019-02-11)	5,000,000	975,000
Lapse of unlisted options at A$0.57 (2019-02-24)	(1,000,000)	(185,601)
Lapse of unlisted options at A$1.892 (2019-02-28)	(15,380)	(1,173)
Lapse of unlisted options at A$0.30 (2019-05-28)	(140,056)	(13,390)
Reclassify exercised options from reserves to share capital	-	(100)
Reclassify lapsed options from reserves to accumulated losses	-	(13,086)
Balance at 30 June 2019	77,443,744	3,681,804

(*)	As of 30 June 2016, the Company was committed to issue 18,045,512 options in relation to the A$4,511,378 received in capital raising. These options were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these options were issued to Grandlodge on the same terms and conditions as all other subscribers.

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at A$0.50 on or before 27 Nov 2019. During the 2018 annual general meeting, the shareholders approved the issuance of the options to Ravi Savarirayan.

On 13 July 2018, the Company issued Professor Dr. Jerry Kanellos, Chief Operating Officer of Immuron Limited, 1,000,000 unlisted options exercisable at A$0.50 on or before 1 July 2021.

On 26 November 2018, the Company issued Mr. Richard J. Berman, a Non-Executive Director of Immuron Limited, 2,000,000 unlisted options exercisable at A$0.50 on or before 30 June 2020. During the 2019 annual general meeting, the shareholders approved the issuance of the options to Richard Berman.

On 11 February 2019, the Company issued Dr. Gary S. Jacob, Chief Executive Officer and an Executive Director of Immuron Limited, 5,000,000 unlisted options exercisable at A$0.50 on or before 10 February 2024. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

Note 16. Segment Reporting

Description of segments and principal activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia, Israel and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur in Australia, the United States, Canada and the rest of the world.

Financial breakdown

The segment information for the reportable segments for the year ended 30 June 2019 is as follows:

2019	Research and development	Hyperimmune products	Unallocated	Total
	$	$	$	$
Revenue from contracts with customers	-	2,387,426	-	2,387,426
Cost of sales of goods	-	(667,371)	-	(667,371)
Gross profit	-	1,720,055	-	1,720,055
Other income	531,005	1,045	-	532,050
Other gains/(losses) – net	-	(13,394)	51,807	38,413
General and administrative expenses	-	-	(5,014,128)	(5,014,128)
Research and development expenses	(1,044,528)	-	-	(1,044,528)
Selling and marketing expenses	-	(864,644)	-	(864,644)
Operating profit/(loss)	(513,523)	843,062	(4,962,321)	(4,632,782)
Finance income	-	-	39	39
Profit/(loss) for the year	(513,523)	843,062	(4,962,282)	(4,632,743)
Assets
Segment assets	531,828	2,705,330	5,324,489	8,561,647
Total assets	531,828	2,705,330	5,324,489	8,561,647
Liabilities
Segment liabilities	221,520	191,836	797,155	1,210,511
Total liabilities	221,520	191,836	797,155	1,210,511

The segment information for the reportable segments for the year ended 30 June 2018 is as follows:

2018	Research and development	Hyperimmune products	Unallocated	Total
	$	$	$	$
Revenue from contracts with customers	-	1,842,909	-	1,842,909
Cost of sales of goods	-	(418,693)	-	(418,693)
Gross profit	-	1,424,216	-	1,424,216
Other income	1,849,123	40	-	1,849,163
Other gains/(losses) – net	-	(163,600)	258,767	95,167
General and administrative expenses	-	-	(3,412,576)	(3,412,576)
Research and development expenses	(2,257,224)	-	-	(2,257,224)
Selling and marketing expenses	-	(686,714)	-	(686,714)
Operating profit/(loss)	(408,101)	573,942	(3,153,809)	(2,987,968)
Finance income	-	-	1,238	1,238
Finance costs	-	-	(24,199)	(24,199)
Profit/(loss) for the year	(408,101)	573,942	(3,176,770)	(3,010,929)
Assets
Segment assets	1,191,029	3,162,045	4,889,614	9,242,688
Total assets	1,191,029	3,162,045	4,889,614	9,242,688
Liabilities
Segment liabilities	174,434	26,009	602,895	803,338
Total liabilities	174,434	26,009	602,895	803,338

The segment information for the reportable segments for the year ended 30 June 2017 is as follows:

2017	Research and development	Hyperimmune products	Unallocated	Total
	$	$	$	$
Revenue from contracts with customers	-	1,396,197	-	1,396,197
Cost of sales of goods	-	(337,546)	-	(337,546)
Gross profit	-	1,058,651	-	1,058,651
Other income	1,600,315	5,672	-	1,605,987
Other gains/(losses) – net	-	(136,494)	(238,985)	(375,479)
General and administrative expenses	-	-	(3,109,845)	(3,109,845)
Research and development expenses	(4,630,674)	-	-	(4,630,674)
Selling and marketing expenses	-	(543,129)	(728,397)	(1,271,526)
Operating profit/(loss)	(3,030,359)	384,700	(4,077,227)	(6,722,886)
Finance income	-	-	8,386	8,386
Finance costs	-	-	(89,654)	(89,654)
Profit/(loss) for the year	(3,030,359)	384,700	(4,158,495)	(6,804,154)
Assets
Segment assets	1,498,112	2,585,755	4,202,624	8,286,491
Total assets	1,498,112	2,585,755	4,202,624	8,286,491
Liabilities
Segment liabilities	514,326	330,218	867,021	1,711,565
Total liabilities	514,326	330,218	867,021	1,711,565

Information on geographical regions:

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan			Protectyn
2019	Australia	United States	Other	Australia	Other	Total
	$	$	$	$	$	$
Segment revenue	1,162,628	1,016,468	149,283	58,683	364	2,387,426
Revenue from external customers	1,162,628	1,016,468	149,283	58,683	364	2,387,426

	Travelan			Protectyn
2018	Australia	United States	Other	Australia	Other	Total
	$	$	$	$	$	$
Segment revenue	1,042,279	767,354	2,095	30,319	862	1,842,909
Revenue from external customers	1,042,279	767,354	2,095	30,319	862	1,842,909

In 2017, the Company earned 64%, 26% and 10% of its revenues from customers located in Australia, United States and Canada, respectively.

Information on major customers:

During the years ended 30 June 2019, 2018 and 2017, the Company had the following major customers in the hyperimmune product segment with revenues amounting to 10 percent or more of total group revenues:

	2019	2018
Customer A	659,637	609,305
Customer B	611,920	435,763
Customer C	266,111	-
Customer D	249,522	193,627
Customer E	228,661	218,216
	2,015,851	1,456,911

2017
Customer A	13%
Customer B	34%
Customer C	15%
Customer D	15%
Customer E	10%

No other single customers contributed 10% or more to the Group’s revenue for all periods.

Note 17. Cash Flow Information

(a)	Reconciliation of cash flow from operations with loss after income tax

	30 June 2019 AUD$	30 June 2018 AUD$	30 June 2017 AUD$

Net Loss for the Year	(4,632,743)	(3,010,929)	(6,804,154)

Adjustments for
Depreciation expense	5,287	5,047	4,922
Interest accrued on borrowings	—	—	8,561
Distribution costs	70,000	—	—
Expected credit losses	34,046	—	—
Finance costs	—	24,199	97,051
Finance income	(39)	(1,238)	(8,386)
Leave provision expense	4,580	41,110	5,902
Share-based payments	1,343,500	242,950	522,665
Unrealised net foreign currency (gains)/losses	(62,015)	(316,380)	24,433
Change in operating assets and liabilities:
Add decreases / (increases) in trade and other receivables	680,337	438,001	7,396
Add decreases / (increases) in inventories	263,365	(333,642)	(280,060)
Add (increases) in other operating assets	92,510	26,561	69,034
Add (decrease) / increase in trade and other payables	402,593	(620,202)	(589,787)
	(1,798,579)	(3,504,523)	(6,942,423)

(b)	Non-cash financing and investing activities

The Company financed A$162,457 for its insurance policies during the year ended June 30, 2017, which was recorded to Borrowings and Other Assets as of June 30, 2017.

During the financial year 2018, the balance of the outstanding convertible note as at 30 June 2017 was repaid during July 2017 and August 2017 with the liability being fully extinguished by 10 September 2017.

See note 18 for details regarding issues of options to employees and for details surrounding the issue of shares to suppliers.

Note 18. Share-based Payments

a)	Executive share and option plan

The establishment of the ‘executive share and option plan’ (ESOP) was approved by shareholders at the 2017 annual general meeting. The plan is designed to provide long-term incentives for executives (including directors) to deliver long-term shareholder returns. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options issued to Dr Gary Jacob expire upon his resignation without good reason or termination. All other options issued expire upon departure from the company if they are determined to be a ‘bad leaver’.

Set out below are summaries of all listed and unlisted options, including those issued under ESOP:

	2019		2018		2017
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options

As at 1 July	$0.45	71,349,180	$0.44	63,690,523	$0.60	9,937,629
Granted during the year	$0.50	8,300,000	$0.48	8,424,157	$0.43	56,002,894
Exercised during the year	—	—	$0.32	(300,000)	—	—
Forfeited/lapsed during the year	$0.53	(2,205,436)	$0.49	(465,500)	$0.48	(2,250,000)
As at 30 June	$0.42	77,443,744	$0.45	71,349,180	$0.44	63,690,523
Vested and exercisable at 30 June	$0.42	77,443,744	$0.45	71,349,180	$0.44	62,690,523

Share options outstanding at the end of the year have the following expiry date and exercise prices:

ASX new issue announcement date (Appendix 3B)	Expiry date	Exercise price ($)	Share options 30 June 2019	Share options 30 June 2018

2012-06-29	2021-11-30	1.944	14,493	14,493
2012-06-29	2022-01-17	1.876	29,668	29,668
2014-03-03	2019-02-28	1.892	-	15,380
2015-05-27	2019-11-27	0.500	6,000,000	6,000,000
2016-05-31	2019-11-27	0.500	425,532	425,532
2016-12-09	2019-11-27	0.500	200,000	200,000
2017-06-22	2019-11-27	0.500	1,000,000	1,000,000
2014-05-29	2019-05-28	0.300	-	140,056
2016-02-18	2019-02-24	0.570	-	1,000,000
2016-12-02 (IMCOB)	2019-11-30	0.550	25,289,894	25,289,894
2017-06-13 (warrants)	2022-06-13	USD 0.25	27,760,000	27,760,000
2017-06-22	2018-10-01	0.500	-	1,050,000
2018-03-15	2023-03-15	0.468	7,897,647	7,897,647
2018-03-15	2023-03-15	0.585	526,510	526,510
2018-07-13	2021-07-01	0.500	1,300,000	-
2018-11-26	2020-06-30	0.500	2,000,000	-
2019-02-11	2024-02-10	0.500	5,000,000	-
Total			77,443,744	71,349,180

●	Warrants are exercisable at US$10.00 per 40 options, i.e. US$0.25 per option.

Weighted average remaining contractual life of options outstanding at end of period	2.00	2.77

(i) Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options granted under ESOP during the year ended 30 June 2019 included:

Grant date	Expiry date	Exercise price ($)	No. of options	Share price at grant date ($)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option ($)

2018-07-13	2021-07-01	0.50	1,300,000	0.32	92.00%	0.00%	2.09%	0.1570
2018-11-26	2020-06-30	0.50	2,000,000	0.34	92.00%	0.00%	2.02%	0.0822
2019-02-11	2024-02-11	0.50	5,000,000	0.29	100.00%	0.00%	1.69%	0.1950

			8,300,000

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

b)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period were as follows:

	2019 $	2018 $	2017 $
Options issued under ESOP	1,343,500	59,975	522,665

Note 19. Related Party Transactions

(a)	Subsidiaries

Interests in subsidiaries are set out in note 10.

(b)	Transactions with other related parties

The following transactions occurred with related parties:

	2019 $	2018 $	2017 $

Amounts settled in cash or shares for goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	123,958	173,020	35,792

(i) Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	rental of an office suite (Wattle Laboratories Pty Ltd); and

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non-executive directors, Peter Anastasiou and Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective January 2017, the annual rent was increased to A$39,525. The lease is for a three year term with an additional three year option period. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30, 2017, 2018 and 2019, we paid Wattle A$35,792, A$30,019 and A$53,958 (excluding Goods and Services Tax), respectively. The lease was renewed, commencing January 1, 2019 for three years.

●	warehousing, distribution and invoicing services (Grandlodge Capital Pty Ltd).

Grandlodge Capital Pty Ltd is an entity part-owned and operated by our non-executive directors Peter Anastasiou and Stephen Anastasiou. Mr. David Plush is also an owner of Grandlodge, and its associated entities.

Starting June 1, 2013, Grandlodge provides warehousing, distribution and invoicing services for our products for A$70,000 per year. During the 2019 financial year, the fees of A$70,000 equivalent were repaid by issuance of 437,500 ordinary shares based on a price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. During the 2018 financial year, the fees of A$140,000 equivalent were repaid by issuance of 875,000 ordinary shares based on a set price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. The 875,000 shares issued to Grandlodge were in relation to the 2017 and 2018 financial years.

Grandlodge is reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the oral agreement, unless both Grandlodge and we agree to an alternative method of payment. The oral agreement may be terminated by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2019 $	2018 $	2017 $
Amounts settled in cash or shares during the period
Rental of an office suite from Wattle Laboratories Pty Ltd	53,958	33,020	35,792
Services rendered by Grandlodge Capital Pty Ltd	70,000	140,000	-
	123,958	173,020	35,792

(c)	Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2019 $	2018 $	2017 $
Current payables (purchases of goods and services)
Entities controlled by key management personnel	-	35,000	105,000

(d)	Loans to/from related parties

	2019$	2018$	2017$
Loans from key management personnel
Beginning of the year	-	-	772,397
Loans advanced	-	500,000	500,000
Loans repayments made	-	(500,000)	(1,250,000)
Fees and interest charged	-	20,342	56,610
Fees and interest paid	-	(20,342)	(79,007)
End of year	-	-	-

Terms and conditions:

During the year ended 30 June 2018, the group entered into a short-term loan arrangement for an amount of $500,000 with Great Accommodation Pty Ltd, an entity controlled by Mr Daniel Pollock. The purpose of this loan was to fund on going R&D expenditure. Interest accrued at a rate of 15% per annum in addition to a $15,000 establishment fee. The loan was repaid in full on 12 February 2018.

Grandlodge Capital Pty Ltd (Grandlodge) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou. Mr David Plush is also an owner of Grandlodge, and its associated entities. On 6 June 2016 and 9 May 2017, Immuron executed a short-term funding agreement with Grandlodge for a principle amount of $750,000 (interest rate 15%) and $500,000 (interest rate 15%) respectively. The short-term funding is a cash advance against the anticipated refund Immuron will receive from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for the group’s eligible R&D expenditure incurred for financial year of 2016 and 2017. Interest expense was approximately $57,000 for the years ended 30 June 2017. Loan from June 2016 and May 2017, plus applicable fees and interest, was repaid to Grandlodge on 2 December 2016 and 23 June 2017, respectively.

Note 20. Financial Risk Management Objectives and Policies

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

The Group’s risk management is predominantly controlled by the Board. The Board monitors the Group’s financial risk management policies and exposures and approves substantial financial transactions. It also reviews the effectiveness of internal controls relating to market risk, credit risk and liquidity risk.

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

The Board and Senior Management identify the general areas of risk and their impact on the activities of the Company, with Management performing a regular review of:

➢	the major risks that occur within the business; the degree of risk involved;
➢	the current approach to managing the risk; and
➢	if appropriate, determine:
○	any inadequacies of the current approach; and
○	possible new approaches that more efficiently and effectively address the risk.

Management report risks identified to the Board through the monthly Operations Report.

The Company seeks to ensure that its exposure to undue risk which is likely to impact its financial performance, continued growth and survival is minimised in a cost effective manner.

(a) Market risk

(i) Foreign exchange risk

The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the Group’s functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the Group. This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

Exposure

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2019			2018
	USD $	CAD $	ILS $	USD $	CAD $	ILS $
Cash and cash equivalents	4,852,834	22,801	-	4,222,310	-	-
Trade receivables	157,451	-	-	158,978	-	-
Trade payables	245,284	-	13,657	45,018	10,278	4,320
Total exposure	5,255,569	22,801	13,657	4,426,306	10,278	4,320

Sensitivity

As shown in the table above, the Group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments. The impact on other components of equity arises from the translation of foreign subsidiary financial statements into AUD.

The Group has conducted a sensitivity analysis of its exposure to foreign currency risk. The Group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 6.9% (2018: 6.2%)

	Impact on loss for the period		Impact on other components of equity
	2019 $	2018 $	2019 $	2018 $
USD/AUD exchange rate - change by 6.9% (2018: 6.2%)*	362,634	274,431	1,334	2,694

*	Holding all other variables constant

Profit is more sensitive to movements in the AUD/USD exchange rates in 2019 than 2018 because of the increased amount of USD denominated cash and cash equivalents and the increased variability of the AUD/USD exchange rate. Equity is less sensitive to movements in the AUD/USD exchange rates in 2019 than 2018 because of the decreased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the group.

(i)	Risk management

Credit risk is managed through the maintenance of procedures (such as the utilisation of systems for the approval, granting and renewal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are normally 30 days from the invoice date.

Risk is also minimised through investing surplus funds in financial institutions that maintain a high credit rating.

(ii)	Security

For some trade receivables the group may obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

(iii)	Impairment of financial assets

The group has one type of financial asset subject to the expected credit loss model:

●	trade receivables for sales of inventory

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Trade receivables

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2019 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

On that basis, the loss allowance as at 30 June 2019 was determined as follows for trade receivables:

	Days past due
30 June 2019	Current $	1-30 $	31-60 $	61-90 $	91-120 $	121+ $	Total $
Expected credit loss rate	1.66%	6.19%	18.28%	30.06%	99.78%	91.64%
Gross carrying amount	209,731	83,291	15,385	416	4,307	19,842	332,972
Loss allowance	3,476	5,153	2,813	125	4,297	18,182	34,046

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 121 days past due.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Previous accounting policy for impairment of trade receivables

In the prior year, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly. The other receivables were assessed collectively to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. For these receivables the estimated impairment losses were recognized in a separate provision for impairment. The Group considered that there was evidence of impairment if any of the following indicators were present:

●	significant financial difficulties of the debtor;

●	probability that the debtor will enter bankruptcy or financial reorganization; and

●	default or late payments (more than 121 days overdue).

Receivables for which an impairment provision was recognized were written off against the provision when there was no expectation of recovering additional cash.

(b)	Liquidity risk

Liquidity risk arises from the possibility that the group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through the following mechanisms:

●	preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;

●	obtaining funding from a variety of sources;

●	maintaining a reputable credit profile;

●	managing credit risk related to financial assets;

●	investing cash and cash equivalents and deposits at call with major financial institutions; and

●	comparing the maturity profile of financial liabilities with the realisation profile of financial assets.

(i) Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amt (assets)/ liabilities
	$	$	$	$	$	$	$

At 30 June 2019

Trade and other payables	1,091,919	-	-	-	-	1,091,919	1,091,919

Total	1,091,919	-	-	-	-	1,091,919	1,091,919

At 30 June 2018

Trade and other payables	689,326	-	-	-	-	689,326	689,326

Total	689,326	-	-	-	-	689,326	689,326

Note 21. Events occurring after the Reporting Date

On 19 July 2019, the company completed a capital raising comprising 339,130 ADS at US$4.00 per security. The gross proceeds to the company were US$1,356,520.

On 17 October 2019, Mr Richard Jay Berman resigned as director of the Company effective 17 October 2019.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

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

Immuron Limited

By:	/s/ Gary S. Jacob
Gary S. Jacob
Chief Executive Officer

Dated: October 25, 2019