Form 20-F
period 2020-06-30
Immuron Ltd
filed 2020-10-28
CIK 1660046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

Dr. Jerry Kanellos, Chief Executive Officer

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

Ordinary Shares, as of June 30, 2020                     178,279,566

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

Yes ☐ No ☒

INTRODUCTION

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and essentially do not cross into the bloodstream, potentially leading to much improved safety and tolerability, without sacrificing efficacy. We believe that our lead drug candidates, currently in clinical development, have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridiodes difficile (C.difficle) infections. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial and is sold in pharmacies throughout Australia. Protectyn® (AUST L 231001) is currently sold in practitioners’ offices and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® (NPN 80046016) in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

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

In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States, and all references to “Australian dollars”, “A$” or “$” are to the currency of Australia. Unless otherwise indicated or the context implies otherwise, items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollar (“A$” or “$”), which is Immuron Limited’s functional and presentation currency. Unless otherwise indicated or the context implies otherwise, all references to “we,” “us,” or “our” refers to Immuron Limited, an Australian corporation.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The tables below set forth selected consolidated financial data as of and for the five years ended June 30, 2020, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of June 30, 2020 and, 2019 appear in this annual report. The consolidated income statement data for the years ended June 30, 2020, 2019 and 2018 and the consolidated balance sheet data as of June 30, 2020 and 2019 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements”. The consolidated financial data as of June 30, 2018, 2017 and 2016 and for the years ended June 30, 2017 and 2016 have been derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:

	For the year ended June 30,
	2020 A$	2019 A$	2018 A$	2017 A$	2016 A$
Consolidated Statement of Profit or Loss and Other Comprehensive Income Data:

Revenue from contracts with customers	2,518,566	2,387,426	1,842,909	1,396,197	1,001,077
Cost of Goods Sold	(688,836)	(667,371)	(418,693)	(337,546)	(301,435)
Gross Profit	1,829,730	1,720,055	1,424,216	1,058,651	699,642

Other Income	473,674	532,050	1,849,163	1,605,987	1,526,872

Other gains/(losses) – net	11,335	38,413	95,167	(375,479)	(221,112)

Expenses:
General and administrative expenses	(3,170,078)	(5,037,806)	(3,470,229)	(3,205,431)	(4,424,778)
Research and development expenses	(1,178,685)	(1,044,528)	(2,257,224)	(4,630,674)	(3,623,961)
Selling and marketing expenses	(871,551)	(864,644)	(686,714)	(1,271,526)	(751,805)
Operating loss	(2,905,575)	(4,656,460)	(3,045,621)	(6,818,472)	(6,795,142)

Finance income	—	39	1,238	8,386	12,143
Finance expenses	(21,631)	—	(24,199)	(89,654)	(372,860)
Finance costs - net	(21,631)	39	(22,961)	(81,268)	(360,717)

Loss before income tax	(2,927,206)	(4,656,421)	(3,068,582)	(6,899,740)	(7,155,859)
Income Tax Expense	—	—	—	—	—
Loss for the period	(2,927,206)	(4,656,421)	(3,068,582)	(6,899,740)	(7,068,767)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	102,938	61,846	(79,599)	40,017	8,846
Total Comprehensive Loss for the Period	(2,824,268)	(4,594,575)	(3,148,181)	(6,859,723)	(7,147,013)

Loss per share, basic and diluted (in cents per share)	(1.66)	(3.22)	(2.30)	(6.48)	(9.35)
Weighted-average number of shares outstanding, basic and diluted	176,393,354	144,740,535	133,660,556	105,866,110	76,435,993

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

	As of June 30,
	2020 A$	2019 A$	2018 A$	2017 A$	2016 A$
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	3,250,468	5,119,887	4,727,430	3,994,924	2,290,639
Total current assets	4,409,041	6,682,444	7,050,437	8,267,654	8,809,421
Total assets	6,202,163	8,561,647	9,242,688	8,286,491	8,827,484
Total current liabilities	516,411	1,195,531	803,338	1,711,565	3,886,921
Total liabilities	558,250	1,210,511	803,338	1,711,565	3,886,921
Total equity	5,643,913	7,351,136	8,439,350	6,574,926	4,940,563

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

Risks Related to Our Financial Condition

COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates. Sales of Travelan have significantly dropped from March 2020 and as at reporting date it is unknown the prolonged effect that COVID-19 will continue to have on sales.

As a company predominantly focused on the research and development activities of our existing patent portfolio pipeline we have incurred operating losses; we expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred losses in every period since we began operations in 1994 and we have reported net losses of A$2,927,206, A$4,656,421, A$3,068,582, A$6,899,740 and A$7,068,767 during the fiscal years ended June 30, 2020, 2019, 2018, 2017 and 2016, respectively. As of June 30, 2020, our accumulated deficit was A$57,916,423. We are budgeting to continue to incur additional operating losses for the next several years as we expand our research and development activities for the treatment of infectious diseases, commence new trials for our product candidate IMM-529 for C. difficile, and potential other assets/indications. We may never be able to achieve or maintain profitability.

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

As of June 30, 2020, we had A$3,250,468 in cash and cash equivalents. Developing prescription products is expensive and we will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

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

We have historically received, and expect to continue to receive, refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures by small to medium size Australian entities during the year ended June 30, 2020, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss.

The Research and Development Tax Incentive refunds are made by the Australian federal government for eligible research and development purposes based on the filing of an annual application and subsequent income tax returns for the fiscal year. We recognized Research and Development Tax Concession Incentive refunds in the fiscal years ended June 30, 2019, June 30, 2018, June 30, 2017 and June 30, 2016 of A$531,005, A$1,849,123 A$1,575,315 and A$1,512,840, respectively, and we have recognized A$308,225 for the fiscal year ended June 30, 2020, that includes an estimate of the receipt for the claim yet to be filed.

These refunds are available to fund our ongoing activities including our research and development activities in Australia, as well as activities in the U.S. to the extent such overseas-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. To the extent our research and development expenditures are deemed to be “ineligible,” then our refunds would decrease. In addition, the Australian government may in the future modify the requirements of or reduce the amounts or percentage claimable in turn reducing the refunds available under the Research and Development Tax Incentive program, or discontinue the incentive program entirely. Any such change in the Research and Development Tax Incentive program would have a negative effect on our future cash flows and our potential associated future expenditures.

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

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel, including Dr. Jerry Kanellos who is currently our Chief Executive Officer.

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

We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are developing, and may in the future try to develop, product candidates. We are aware of multiple companies that are working in the field of infectious diseases, travelers’ diarrhea and C. difficile therapeutics, including Cosmo Technologies, PanTheryx, Proctor and Gamble, and Scandinavian BioPharma which are all developing therapeutics for travelers’ diarrhea and, Acetelion, Assembly Biotechnology, Creston Pharma, Da Volterra, Seres, Synthetic Biotechnology and Rebiotix Inc. for C. difficile.

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

At this time, we are relying on a single manufacturer to develop Good Manufacturing Practice (“GMP”), processes for our lead compound. Our lead compound, IMM-124E, is manufactured by Synlait Milk Limited based in New Zealand. This manufacturer enables efficient large-scale manufacture of colostrum to provide drug substance for our current and prospective clinical trials. We also rely on contract manufacturers such as Mayne Pharma International and Australian Blister Sealing to produce all of our marketed products and PCI Clinical Services to package our investigational drug products. We are actively seeking additional and back-up manufacturers but may be unsuccessful in our efforts or may incur material additional costs and substantial delays.

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

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our platform technology. We only have three product candidates currently in clinical development and several in early stage research and preclinical development.

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

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for infectious diseases, C. difficile or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

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

We have concentrated our product research and development efforts on our hyper-immune colostrum technology, and our future success depends on successful clinical development of this technology. We plan to develop a pipeline of product candidates using our technology and deliver therapeutics for a number of infectious and life-threatening conditions, including moderate to severe campylobacteriosis, C. difficile Infections (“CDI”), Shigellosis (bacillary dysentery) and Traveler’s Diarrhea.

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

Only a few product candidates based on our technology have been tested in either animals or humans. We may discover that the applications of our pharmaceutical drug candidates do not possess properties required for a therapeutic benefit. In addition, application of hyper-immune- based products in humans may result in safety problems. We currently have only limited long-term data, and no conclusive evidence, to suggest that we can effectively produce efficacious therapeutic treatments using our hyper-immune colostrum technology.

We are early in our product development efforts and have only two product candidates in early-stage clinical trials. All of our other current product candidates are still in preclinical development. We have no late-stage clinical trials (post-proof of concept) and may not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2020, our cumulative operating losses have a total potential tax benefit of A$11,005,213 at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and for losses generated prior to January 1, 2018 for up to 20 years in the U.S. as long as certain conditions are met. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, as amended. Our carry forward net operating losses in the U.S. first start to expire in 2035.

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

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties may, in the future, assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation or proceedings, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such litigation or proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	Others may be able to make products that are similar to ours but that are not covered by the claims of the patents that we own;

●	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights;

●	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

●	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license;

●	It is possible that our pending patent applications will not lead to issued patents;

●	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges;

●	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business; and/or

●	Compulsory licensing provisions of certain governments to patented technologies that are deemed necessary for the government to access.

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

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. As of June 30, 2020, our management determined that we had material weaknesses in our internal control over financial reporting resulting in an immaterial revision of prior period financial statements. The immaterial revision is discussed in more detail in Note 1(a)(v) of the financial statements. If additional material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our ordinary shares and ADSs could drop significantly.

ADS holders may be subject to additional risks related to holding ADS rather than ordinary shares.

ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:

●	As an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the ADR depositary as permitted by the amended and revised deposit agreement among the Company, The Bank of New York Mellon, as depositary, and owners and holders of our ADSs (the “Deposit Agreement”);

●	distributions on the ordinary shares represented by your ADS will be paid to the ADR depositary, and before the ADR depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADR depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution; and

●	We and the ADR depositary may amend or terminate the Deposit Agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

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

Our status as a PFIC may also depend, in part, on how quickly we utilize any cash proceeds from any offering. Since PFIC status depends on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of our ordinary shares or ADS, which may be volatile, there can be no assurance that we will not be a PFIC for any taxable year. While we expect that we were not a PFIC for our taxable year ended June 30, 2020, no assurance of our PFIC status can be provided for such taxable year or future taxable years. Prospective U.S. investors should discuss the issue of our possible status as a PFIC with their tax advisors.

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

B. Business Overview

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and essentially do not cross into the bloodstream, potentially leading to much improved safety and tolerability, without sacrificing efficacy. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter orally administered passive immunotherapeutic product and is indicated to reduce the risk of travelers’ diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial and is sold in pharmacies throughout Australia. Protectyn® (AUST L 231001) is currently sold in practitioners’ offices and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® (NPN 80046016) in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We currently have three lead drug candidates in clinical development, which we believe have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Clostridiodies difficle (C.difficle) Infections, Enterotoxigenic Escherichia coli (ETEC) infections and travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce.

Travelan sales for fiscal year 2020, 2019 and 2018 were gross A$2.7 million (net: A$2.5 million), A$2.5 million (net: A$2.3 million) and A$2 million (net: A$1.8 million), respectively.

OUR STRATEGY

Our goal is to become one of the leading biopharmaceutical companies developing and commercializing therapeutics to address increased unmet medical needs in the anti-infective area. The critical components of our strategy include:

●	Advancing our lead oral polyclonal antibody drug candidates presently in clinical development for the treatment of moderate to severe campylobacteriosis, travelers’ diarrhea and to treat recurrent C. difficile infections (CDI);

●	Leveraging our technology platform and our collaborations to expand our differentiated polyclonal-based product pipeline across multiple indications including various novel anti-infective programs with the U.S. Department of Defense (DoD);

●	Continuing to invest in and growing Travelan and Protectyn sales worldwide, including in the U.S., Australia, Canada, and in new markets;

●	Continuing to invest in mechanism of action studies that expand our understanding of our novel mechanism of action across our targeted diseases and conditions, and potentially identify new opportunities for investment; and

●	Protect and leverage our intellectual property portfolio and patents. We believe that our intellectual property protection strategy, grounded in securing composition of matter patents on the biologics we develop, as well as broader patents to protect our technology platform, has best positioned us to gain broad and strong protection for our assets.

OUR PLATFORM

Our platform technology is based on oral polyclonal immunoglobulins. Prior to calving, cows are immunized with proprietary vaccines to ensure maximum immunogenicity and after calving, the first milk, called bovine colostrum is harvested and processed to produce a hyper-immune bovine colostrum powder. This proprietary process of vaccinating cows with specific vaccines generated against antigens for therapeutic targets ensures that the colostrum contains a high concentration of polyclonal antibodies and high concentrations of immunoglobulin G1 against the specified antigens. The technology can be applied to a variety of diseases.

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

The active pharmaceutical ingredient (API) for a particular application is prepared using the first milking colostrum of dairy cows that have been immunized with patented vaccines for the specific therapeutic use to produce very high levels of antibodies against selected surface antigens. Pregnant dairy cows at commercial dairy farms are immunized through a proprietary process. Such inoculation of dairy cows with specific vaccines activates a generalized immune response in the host animal to produce antibodies which recognize and bind to bacterial cell-surface epitopes that the vaccines were designed against. These polyclonal antibodies in the harvested bovine colostrum are present in high concentration within the raw material which is further processed to produce the final drug product which contains at least 35% immunoglobulins (Ig), composed mainly of IgG (mostly IgG1).

Risk management covering the source of colostrum must focus on assurance of absence of Bovine Spongiform Encephalopathy (“BSE”), commonly known as Mad Cow Disease attributable to the liquid raw product. Australia and New Zealand are classified as Category 1 countries with negligible BSE risk.

OUR PIPELINE

We presently have three drug candidates in clinical development that have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, recurrent C. difficile infections, Enterotoxigenic Escherichia coli (ETEC) infections and travelers’ diarrhea a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. In late March of this year, the Immuron board of directors provided an update to the market regarding the current and future impact of COVID-19 on the company and implemented swift measures to protect the company’s long-term viability. Key among the strategies was a major cost-cutting drive to preserve cash reserves, and the temporary suspension of dilutive research. Though not taken lightly, we also made the decision to conserve cash reserves by suspending capital-hungry clinical trial work on our promising assets IMM-124 and IMM-529 until more certain times return. The COVID-19 pandemic resulted in international travel restrictions and brought to an abrupt halt the travel plans of millions throughout the world. Many countries went into total lockdown with people unable to leave their homes except for very limited purposes. The pandemic has also caused significant disruptions to global clinical development with many planned studies being delayed, paused or closed.

Immuron’s IMM-124E used to manufacture Travelan® and Protectyn® demonstrates antiviral activity against the COVID-19 virus in laboratory studies

We currently plan to further develop the antiviral activity reported for IMM-124E against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19. The company has been engaging with local, national, and international potential research collaborators to advance this work and assist in the further characterization of the neutralization activity of SARS-CoV-2 observed with our commercial hyper-immune colostrum. We know that SARS-CoV-2 causes an influenza-like disease that is primarily thought to infect the lungs with transmission through the respiratory route ranging from mild respiratory symptoms to severe lung injury, multiorgan failure, and death. Understandably, respiratory symptoms have dominated the clinical focus, however gastrointestinal symptoms such as diarrhea, vomiting, and abdominal pain are also observed in a growing subset of patients often presenting with no respiratory symptoms. In the United States the Centers for Disease Control and Prevention recently updated the symptoms of coronavirus to include diarrhea. This growing clinical evidence suggests that the Gastrointestinal tract may present another viral target organ. The virus RNA has been detected in anal swabs of patients even after nasopharyngeal testing has turned negative, and cells in the inner-gut lining express high amounts of the angiotensin-converting enzyme 2 (ACE2) receptor that SARS-CoV-2 uses to gain entry to cells implying the potential for gastrointestinal infection and a fecal–oral transmission route. If fecal–oral transmission is a significant factor in the pandemic then the consequences for an oral therapeutic would be significant, however the research is still inconclusive. The preliminary data set we have generated potentially offers a new oral therapeutic approach to target and directly inhibit the virus in the Gastrointestinal tract and warrants further evaluation to identify the inhibitory substances in our products. The company has filed a provisional patent application in respect of the findings.

In July 2020 we announced the findings of 360 biolabs, a Melbourne-based Contract Research Organization using the SARS-CoV-2 hCoV-19/Australia/VIC01/2020 virus obtained from Melbourne’s Peter Doherty Institute for Infection and Immunity. The in-vitro assessment of the neutralization of SARS-CoV-2 was performed on four production lots of product used to manufacture Travelan® and Protectyn®. The In-vitro susceptibility of the virus to IMM-124E was determined using a quantitative assay which measures virus replication in the presence of increasing concentrations of the product compared to replication in the absence of the product. The effective concentration of IMM-124E was reported as the concentration of the product at which virus replication is inhibited by 50 percent (EC50) or 90 percent (EC90).

All four production lots produced mean EC50 values of 40.5 to 91.9 ug/mL and inhibited viral replication at concentrations which there was no observed cell toxicity. The concentration of IMM-124E at which virus replication was inhibited by 90 percent (EC90) produced mean EC90 values ranging from 48.7 to 155.4 ug/mL for all four lots tested again at concentrations at which there was no observed cell toxicity. A commercially available high protein milk powder product was used as a placebo in the studies and produced EC50 values greater than the observed cellular cytotoxicity concentration of >4800 ug/mL. The control milk powder inhibited viral replication at doses >25,000 ug/mL and more importantly did not inhibit viral replication at doses at which it was cytotoxic to cells. Another major finding made during the study was that cell viability in the presence of IMM-124E was greatly enhanced when compared to placebo. IMM-124E improved cell viability by 180 to 260% relative to controls. These results indicate that IMM-124E at concentrations which inhibited SARS-CoV-2 replication also improved cell viability.

US Department of Defense New Drug Candidate to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections.

For all the disruption caused by the COVID-19 pandemic, our partnerships with components of the US Department of Defense remain strong, close, and strategically vital. We will continue the clinical development of a new oral therapeutic to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections in conjunction with the US Naval Medical Research Centre. The initiative is in line with the more pressing demands the COVID-19 crisis has thrust upon international therapeutic research. Strong progress has been made since the easing of COVID-19 restrictions in New South Wales, Australia. We have now completed the vaccination campaign and have harvested the colostrum. We are currently on track to manufacture the drug substance and drug product by the end of this year as planned. The Naval Medical Research Center (NMRC) has received written guidance from the U.S. Food and Drug administration (FDA) in relation to the clinical development pathway of the new drug which the company is developing to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections. The Type B meeting with the FDA discussed the Chemistry, Manufacturing and Controls including the proposed release testing specifications of the product as well as the planned clinical studies evaluating the safety and efficacy of the product. Work on the Investigational New Drug application has been initiated. The protective efficacy of the product will be evaluated in two controlled human infection model clinical trials scheduled to commence in 2021.

IMM-124E Travelers’ Diarrhea Efficacy Field Trial

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

We have currently suspended all work associated with the IND filing and have postponed the planned phase III clinical program for IMM-124E to prevent Travelers’ Diarrhea, which was on track to submit an IND application to the FDA in June 2020 and to begin recruitment in July 2020 to coincide with the Northern hemisphere summer holiday travel period. The International Air Transport Association has reported that the recovery in traffic has been very slow and probably will not return to pre-COVID-19 levels until 2024. The recovery in short-haul travel is expected to happen faster than for long haul travel.

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

The COVID-19 pandemic has also impacted the IMM-124E pediatric clinical study in Nonalcoholic Fatty Liver Disease. The study’s Principle Investigator Dr Miriam Vos from the Emory University School of Medicine closed the study earlier this year with only 22 subjects out of a target 40 completed the study protocol. The study findings were reported as negative as there was no substantial changes in ALT (Primary study end point) in the active arm of the study when compared to placebo.

IMM-529 to Treat Recurrent C. difficile Infections (CDI)

Given the current international travel restrictions and the uncertainty as to when international borders will be re-opened, the company has decided to reprioritize its clinical development effort and focus resources on the development of IMM-529 to treat patients subject to recurrent C.difficle disease, a major unmet medical need in the treatment of patients suffering with CDI.

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

Human infection occurs through ingestion of the highly infectious spores, which survive acid and bile on their passage into the bowel. Normally, this infectious process may be eradicated or substantially reduced by the normal bowel flora since the microbes that collectively make up the flora provide colonization resistance against pathogenic species through competition for essential nutrients and attachment sites to the gut wall. However, if the bowel flora is suppressed because of concomitant use of antibiotics, or if the bowel flora has a deficiency, C. difficile can colonize the flora and remain with the patient. In some individuals, it seems that antibiotics are not required for colonization to take place, which may be related to inadequate defense of the naturally occurring flora within the bowel.

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

C. difficile is a very hardy organism, most likely because it sheds spores that are unable to be eradicated by any known antibiotics. Since C. difficile spores are able to survive for long periods of time outside of the body, and because healthcare settings are often sites of significant antibiotic use, CDI transmission rates in hospitals, long-term acute care facilities and nursing homes have been increasing. CDI is also a cause of morbidity and mortality among hospitalized cancer patients and bone marrow transplant patients, as their immune systems are suppressed by cytotoxic drugs and sometimes by antibiotics that are administered to prevent opportunistic infections.

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

Phase I/IIa clinical trial of IMM-529 in C. difficile patients

A first-in-man Phase I/II clinical trial was initiated at two clinical sites in Israel at the end of 2017 in CDI patients. This trial was intended to evaluate the safety, tolerability and effectiveness of IMM-529 together with standard of care (SOC) antibiotic treatment in patients with CDI.

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

Other Development Programs

We also have a research collaboration with the U.S. Department of Defense (DoD) involving programs with the Walter Reed Army Institute of Research, for the development of three Shigella-specific therapeutic products.

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

In September 2018, we reported the findings of a study conducted by AFRIMS. The study evaluated the therapeutic potential of Travelan in a non-human primate (“NHP”) preclinical Shigella challenge model that closely mimics the disease seen in humans. The study was performed in collaboration with the Department of Enteric Diseases and the Department of Veterinary Medicine, AFRIMS, and the Department of Enteric Infections, Bacterial Diseases Branch, WRAIR. The placebo-controlled study was carried out in 12 NHPs segregated into 2 groups: a Travelan treatment cohort of 8 and a placebo cohort of 4, which were treated with either Travelan or placebo respectively twice daily for a total of 12 doses over a 6-day period. The animals received treatment for 3 days prior to oral challenge with approximately 3 x 109 viable Shigella flexneri strain 2a organisms. All (4 of 4 - 100%) placebo-treated animals displayed acute dysentery symptoms within 24 to 36 hours of the Shigella flexneri 2a challenge. Seven of the eight individuals in the Travelan treatment cohort (87.5%) remained symptom-free to 4 days post the Shigella flexneri 2a challenge. Only one of the Travelan-treated cohort displayed dysentery symptoms during the same time frame as the placebo arm. Once the treatment period was concluded a second individual in the Travelan treatment group developed symptoms. Six of the eight Travelan treated cohort animals remained symptom-free to the conclusion of the study which was 11 days post the Shigella flexneri 2a challenge.

In June 2019, we updated the market on the latest developments arising from our cooperative research and development efforts with the DoD. AFRIMS completed the histopathological analysis, which provides a comprehensive view of the clinical disease and its effect on tissues of gut, revealed that all animals in the placebo-treated group displayed severe inflammation in different parts of the gastrointestinal tract. These animals also had very high levels of inflammatory cytokines (IL-1b, IL-6 and IL-8) in fecal samples collected throughout the study. The inflammation seen in the gastrointestinal tract and the increase in inflammatory cytokines in the feces were closely associated with the observed clinical outcomes of dysentery. Only 3 of the 8 Travelan-treated animals had signs of inflammation in the gastrointestinal tract, and only 2 of those had high levels of inflammatory cytokines in fecal samples. All other animals in the Travelan-treated group were clinically healthy and did not excrete any inflammatory cytokines. Overall the results suggest that Travelan® is functionally cross-reactive and may have prophylactic activity against Shigellosis.

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

In October 2019, we announced that the U.S. Department of Defense had approved USD$3.7 million in funding in connection with a new research agreement with the Naval Medical Research Center (NMRC), Silver Spring, MD, USA to develop and clinically evaluate a new oral therapeutic targeting Campylobacter and ETEC. The focus of this new agreement will be to develop a combined Campylobacter and enterotoxigenic E. coli (ETEC)-specific anti-microbial preventative for clinical evaluation. Under this agreement, Immuron and NMRC will be collaborating on the manufacture and evaluation of the new product designed to protect against travelers’ diarrhea caused by Campylobacter and ETEC pathogens. The protective efficacy of the product will be tested utilizing two controlled human infection-model clinical trials, with one trial focusing on the ability of the hyperimmune product to protect volunteers against moderate to severe campylobacteriosis, and the second trial focusing on ETEC infections.

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

OUR MARKETED ASSETS

Travelan – Our Flagship Commercial Asset. Travelan is our over-the-counter gastrointestinal and digestive health supplement. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709), and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the FDA.

The COVID-19 pandemic caused massive international travel restrictions in mid to late March 2020, affecting every Travelan® market, which had a flow-on effect to Q4 FY20 Travelan® sales due to the product’s positioning as a Travellers’ Diarrhoea preventative. Gross worldwide sales of Travelan® increased by 5% in the 2020 fiscal year to A$2.7M. This decline in global sales followed on from a strong period of ~60% growth in the first 3 quarters of 2020. In April we re-focussed our marketing to promote Travelan® and its sister product, Protectyn®, for their gut and digestive health benefits. When travel stops and lockdown requirements see people isolated at home, dietary habits change, with an increasing prevalence of home food preparation and deliveries of take-away meals. With these adjustments comes the increased risk of variable personal and commercial food hygiene standards.

OVERVIEW OF TECHNOLOGY

We are a commercial and clinical-stage Australian biopharmaceutical company with a proprietary technology platform focused on developing a novel class of biological polyclonal antibodies that can address significant unmet medical needs. Our primary focus is on developing first-in-class oral polyclonal antibodies drugs to treat a range of infectious diseases. Compared to other therapeutics, our oral polyclonal antibodies offer targeted delivery within the gastrointestinal tract and do not cross into the bloodstream, potentially leading to much improved safety and tolerability.

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

During the year ended June 30, 2020, we continued to expand our patent portfolio in various global jurisdictions.

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

C. ORGANIZATIONAL STRUCTURE

We have three wholly-owned subsidiaries, Immuron Inc., Anadis EPS Pty Ltd (formed for the sole purpose to act as trustee for the Immuron Limited Executive Officer Share Plan Trust) and Immuron Canada Ltd. All costs associated with the operations of these companies are borne by Immuron Limited. Anadis ESP Pty Ltd does not form a part of the consolidated accounts as they are not material.

D. PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located at Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia and consist of approximately 1,000 square feet of office space (which is provided as part of a services agreement which expires at-will upon six months written notice). Our principal office is located at Suite 10, 25-37 Chapman Street, Blackburn North, Victoria 3130 and consists of approximately 1,500 square feet of leased office and warehouse space under a lease agreement which is expiring in December 2021, with an ongoing further three-year option for extension. We have no dedicated research and development facility as our research and development activities are provided by third party suppliers who are responsible for their own premises. We believe that our existing facilities are adequate for our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate”, “project”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those risk factors contained in Item 3.D. of this Annual Report. You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes thereto included in this Annual Report.

A. Operating Results

Background

We were incorporated under the laws of Australia in 1994 and have been listed on the ASX since April 30, 1999. Our ADSs and Warrants have traded on The NASDAQ Capital Market since June 13, 2017.

Our consolidated financial statements appearing in this annual report comply with IFRS as issued by IASB. In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the U.S., and all references to “Australian dollars”, “A$” or “$” are to the currency of Australia. Unless otherwise indicated or the context implies otherwise, items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollar (“A$” or “$”), which is Immuron Limited’s functional and presentation currency. All of our revenues are generated in Australian dollars, United States dollars and Canadian dollars, and the majority of our expenses are incurred in Australian dollars.

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

Revenue Recognition

Sale of hyperimmune products

Revenue arises mainly from the sale hyperimmune products. To determine whether to recognize revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognising revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognized when or as the group transfers control of the assets to the customer.

There is no variable consideration or significant cost to obtain the contract. There is no warranties and no refunds. Returns are provided where this is outlined in a customer agreement.

Financing components

The group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the group does not adjust any of the transaction prices for the time value of money.

Fair value of R&D tax incentive

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended June 30, 2020, the group has included an item in other income of A$308,225 (2019: A$531,005) to recognize income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

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

Inventory split

During the current financial period, management has performed an assessment on its raw materials and their utilization within 12 months from reporting date and have determined none of raw materials relating to Colostrum is expected to be consumed within 12 months (2019: $225,765) and the remaining balance of $1,722,349 (2019: $1,862,063) is expected to be consumed after 12 months from reporting date.

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

For the year ended June 30, 2020 the Group has recorded other income of $308,225 (2019: $531,005) to recognize this amount which relates to this financial year.

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

Comparison of the fiscal years ended June 30, 2020 and 2019

	For the fiscal year ended
	June 30,		Increase/
	2020	2019	(Decrease)
	A$	A$	A$
Revenue:
Revenue from contracts with customers	2,518,566	2,387,426	131,140

Other Income:
Australian Federal R&D tax concession refund	308,225	531,005	(222,780)
Other grants	154,904	—	154,904
Other income	10,545	1,045	9,500
Total Other Income	473,674	532,050	(58,376)

Revenues received from the sale of goods increased by A$131,140, or 5%, from fiscal 2019 to fiscal 2020. The COVID-19 pandemic caused massive international travel restrictions in mid to late March 2020, affecting every Travelan® market which had a flow-on effect to Q4 FY20 Travelan® sales due to the product’s positioning as a Travelers’ Diarrhea preventative. This decline in global sales followed on from a strong period of ~60% growth in the first 3 quarters of 2020. In April we re-focussed our marketing to promote Travelan® and its sister product, Protectyn®, for their gut and digestive health benefits.

Our R&D tax concession income recognized during fiscal 2020 decreased by A$222,780 compared to fiscal 2019. The overall decrease is attributed to a decrease in R&D tax concession expenditure relating to eligible research and development.

The group’s other grant income consists of grants received by the group with relation to COVID-19. Grants are recognized as other income when the group is reasonably assured that it will comply with the conditions attaching to it and the grant will be received. For the year ended 30 June 2020, the group has recognized A$154,904 in assistance packages.

Other (residual) income, which is interest income, increased by A$9,500 in fiscal 2020, primarily due to an increase in cash and cash equivalents.

Cost of Goods Sold and Gross Profit

	For the fiscal year ended
	June 30,		Increase/
	2020	2019	(Decrease)
	A$	A$	A$
Revenue from contracts with customers	2,518,566	2,387,426	131,140
Cost of Goods Sold	(688,836)	(667,371)	(21,465)
Gross Profit	1,829,730	1,720,055	109,675

Our key manufacturing partners provide us with steady, reliable product at a known price, which, from a strategic point of view, provides us with certainty around the manufacturing margins. The Company’s cost of goods sold margin was broadly maintained year on year with a slight decrease to 27% in fiscal 2020 from 28% in fiscal 2019. As we expand our sales efforts in North America, we have been able to maintain economies of scale thereby broadly maintaining our cost of goods sold margins.

Expenses

	For the fiscal year ended
	June 30,		Increase/
	2020	2019	(Decrease)
	A$	A$	A$
Expenses:
General and administrative expenses[1]	3,170,078	5,037,806	(1,867,728)
Research and development expenses	1,178,685	1,044,528	134,157
Selling and marketing expenses	871,551	864,644	6,907
Total expenses[1]	5,220,314	6,946,978	(1,726,664)

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

General and administrative expenses. General and administrative expenses decreased by A$1,867,728 from fiscal 2019 to fiscal 2020. The decrease is mainly attributed to the share-based payments made to employees, consultants and directors of the Company amounting to A$1,343,500 in fiscal 2019 compared to A$(533,912) in fiscal 2020 and the resignation of Dr Gary S. Jacob and Mr Richard Jay Berman during fiscal 2020. In December 2019, a revaluation of share-based payments made to Dr Gary S. Jacob results in a decrease of A$607,000 in the share-based payment expense recognized in fiscal 2020.

The value and revaluation of the options granted to Dr Gary S. Jacob and Mr Richard Jay Berman did not result in an actual allocation of shares. The exercise price of the options is A$0.50 per share.

Research and development expenses. Research and development expenses increased by A$134,157 from fiscal 2019 to fiscal 2020. The increase in the research and development expenditure reflects the Company’s new strategic focus and development pipeline during fiscal 2020.

Selling and marketing expenses. Selling and marketing expenses increased by A$6,907 from fiscal 2019 to fiscal 2020 as we increased our promotional efforts for Travelan, our existing flagship consumer product.

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit decreased by A$1,729,215, or 37%, from A$4,656,421 in fiscal 2019 to A$2,927,206 in fiscal 2020.

Given our and our subsidiaries’ history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we, or our subsidiaries, will generate sufficient future taxable income against which we can utilized these unused tax losses and any uncalculated potential deferred tax assets, together with any other temporary differences. Should the need arise, we can, and will, revisit this position.

Comparison of the fiscal years ended June 30, 2019 and 2018

 Revenue and Other income

	For the fiscal year ended
	June 30,		Increase/
	2019	2018	(Decrease)
	A$	A$	A$
Revenue:
Revenue from contracts with customers	2,387,426	1,842,909	544,517

Other Income:
Australian Federal R&D tax concession refund	531,005	1,849,123	(1,318,118)
Other income	1,045	40	1,005
Total Other Income	532,050	1,849,163	(1,317,113)

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

Other (residual) income, which is interest income, increased by A$1,005 in fiscal 2019, primarily due to an increase in cash and cash equivalents.

Cost of Goods Sold and Gross Profit

	For the fiscal year ended
	June 30,		Increase/
	2019	2018	(Decrease)
	A$	A$	A$
Revenue from contracts with customers	2,387,426	1,842,909	544,517
Cost of Goods Sold	(667,371)	(418,693)	248,678
Gross Profit	1,720,055	1,424,216	295,839

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

Expenses

	For the fiscal year ended
	June 30,		Increase/
	2019	2018	(Decrease)
	A$	A$	A$
Expenses:
General and administrative expenses[1]	5,037,806	3,470,229	1,567,577
Research and development expenses	1,044,528	2,257,224	(1,212,696)
Selling and marketing expenses	864,644	686,714	177,930
Total expenses[1]	6,946,978	6,414,167	532,811

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

General and administrative expenses. General and administrative expenses increased by A$1,567,577 from fiscal 2018 to fiscal 2019. The increase is mainly attributed to the share-based payments made to employees, consultants and directors of the Company amounting to A$1,343,500 in fiscal 2019 compared to A$59,975 in fiscal 2018 and the appointment of Dr Gary S. Jacob and Mr Richard Jay Berman during fiscal 2019.

Furthermore, of the A$1,343,500 share-based payments expenses recognized during fiscal 2019, A$1,139,400 relates to the value of the options granted to Dr Gary S. Jacob and Mr Richard Jay Berman which did not result in an actual allocation of shares. The exercise price of the options is A$0.50 per share.

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

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit increased by A$1,587,839, or 52%, from A$3,068,582 in fiscal 2018 to A$4,656,421 in fiscal 2019.

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

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia. See Item 3.D. “Key Information – Risk Factors” for a description of factors that could materially affect our operations.

Recently Issued International Accounting Standards and Pronouncements

New and amended standards adopted by the group

A number of new or amended standards became applicable for the current reporting period and the group had to change its accounting policies and make retrospective adjustments as a result of adopting IFRS 16 Leases.

The impact of the adoption of leasing standard and the new accounting policies are disclosed in ITEM 18, note 1 below. The other standards did not have any impact on the group’s accounting policies and did not require retrospective adjustments.

B. Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1994 and as of June 30, 2020 we had accumulated losses of A$57,916,423.

In July 2019, the Company completed an underwritten public offering of 339,130 ADSs at a public offering price of US$4.00 per ADS for gross proceeds US$1,356,520 (prior to deducting underwriting discounts, commissions and other estimated offering expenses). In May 2019, the Company completed an underwritten public offering of 500,000 ADSs at a public offering price of US$4.00 per ADS for gross proceeds US$2,000,000 (prior to deducting underwriting discounts, commissions and other estimated offering expenses). In June 2017, we sold 610,000 ADSs and Warrants to purchase 701,500 ADSs (not including the 35,075 Representative’s Warrants) in an initial public offering in the U.S. The aggregate net offering proceeds to us, after deducting underwriting discounts and commissions, was US$5,673,000. Additionally, in mid-March 2018, we completed a A$5,161,585 private placement with a large US institutional investment fund. The funds will support current and future clinical programs, support continued Travelan marketing, and our working capital. We anticipate that we will continue to incur losses for the foreseeable future. We expect that as we continue research efforts and the development of our product candidates, hire additional staff, including clinical, scientific, operational, financial and management personnel we will need additional capital to fund our operations which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

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

As of June 30, 2020, we had cash of A$3,250,468 as compared to cash of A$5,119,887 as of June 30, 2019. On July 24, 2020, the company completed a capital raising comprising 1,066,668 American Depositary Shares (ADS) at US$18.75 per security. The gross proceeds to the company were US$20m. Direct costs of equity raising amounted to US$1.6m and additional discretionary amounts to KMP of AU$1.6m have been accounted for as an expense in the period after year end. The company is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the company is able to progress its research and development programs for at least the next 12 months. The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern. The company is a going concern and is of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in our Consolidated Statement of Financial Position as of June 30, 2020.

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

In connection with our initial public offering in June 2017, we sold Warrants to purchase 701,500 ADSs at an initial exercise price of US$10.00 per ADS. The Warrants will expire five years from the date of issuance. Any proceeds from the exercise of the Warrants will be added to our working capital.

Upon the closing of our initial public offering, we issued Warrants to purchase 30,500 ADSs to the representatives (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at a per ADS exercise price equal to US$12.50. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering. Any proceeds from the exercise of the Representative’s Warrants will be added to our working capital.

In connection with our public offering in May and July 2019, we issued Warrants to purchase 20,000 and 13,565 ADSs to the representatives (the “Representative’s Warrants”), respectively. The Representative’s Warrants are exercisable at a per ADS exercise price equal to US$5.00. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering. Any proceeds from the exercise of the Representative’s Warrants will be added to our working capital.

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the year ended June 30,
	2020	2019	2018
	A$	A$	A$
Net cash used in operating activities	(3,147,328)	(1,798,579)	(3,504,523)
Net cash (used in)/from investing activities	(864)	(2,008)	(5,316)
Net cash from financing activities	1,156,952	2,069,183	4,348,985

Operating activities. During the twelve months ended June 30, 2019 and 2020, net cash used in operating activities increased by A$1,348,749 from A$1,798,579 to A$3,147,328, respectively. Net cash used in operating activities decreased by A$1,705,944 from A$3,504,523 in fiscal year 2018 to A$1,798,579 in fiscal year 2019. The use of net cash in all periods resulted from our ordinary business operations. Net cash used in operating activities increased by approximately 75% in fiscal year 2020 due to more prompt payments to suppliers during the year which resulted in increase in operational cash payments. Another factor affecting the decrease in net cash from operational activities was a decrease in receipts from Research and development tax incentive during the fiscal year 2020 as compared to fiscal year 2019.

Investing activities. Net cash used in investing activities during the twelve months ended June 30, 2020, 2019 and 2018 were relatively minimal and solely related to interest received and pertained to purchases of office and computer equipment.

Financing activities. During the twelve months ended June 30, 2020, net cash provided by financing activities was A$1,156,952, which comprised of proceeds from issue of securities through a public offering of ADSs (less costs associated with the issue).

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

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related to changes in interest rates and exchange rates. As of June 30, 2020, we had cash and cash equivalents of A$3,250,468, primarily held in bank accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. We are exposed to interest rate risks relating to our cash and borrowings. Interest rate risk is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates.

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

C. Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States, Europe and other countries to enable us to investigate a variety of therapeutic indications including Autism Spectrum Disorders, IBD such as colitis, Campylobacter, Shigella and Uropathogenic E.coli Infections. These collaborative arrangements ensure that we work with well-respected key opinion leaders and laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs. We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

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

Research and development expenses amounted to A$2,257,224, A$1,044,528 and A$1,178,685 during the years ended June 30, 2018, 2019 and 2020, respectively. Costs associated with patent applications and defense of patent applications are classified as research and development expenses and amounted to approximately A$176,000 and A$142,000 and A$79,000, during the years ended June 30, 2018, 2019 and 2020, respectively.

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

D. Trend Information

We are a clinical development stage company, and while we believe that our technology will offer novel therapeutic strategies into an expanding market, we cannot predict with any degree of accuracy the outcome of our research or commercialization efforts. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercializing our new product candidates, including our current lead product candidates.

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

F. Tabular Disclosure of Contractual Obligations

The group had no contractual obligations other than those disclosed in Note 13. Leases. The group had no contingent liabilities at 30 June 2020 (2019: nil).

G. Safe Harbor

See “Introduction” for disclosure regarding forward-looking statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of September 30, 2020, our directors and executive officers are as follows:

Name	Age	Position
Dr. Roger Aston	64	Non-Executive Chairman
Mr. Peter Anastasiou	60	Executive Vice Chairman
Mr. Daniel Pollock	60	Non-Executive Director
Mr. Stephen Anastasiou	63	Non-Executive Director
Prof. Ravi Savarirayan	53	Non-Executive Director
Dr. Jerry Kanellos, Ph.D.	57	Chief Executive Officer and Chief Operating Officer
Mr. Phillip Hains	61	Chief Financial Officer and Secretary

Mr. Peter Anastasiou and Mr. Stephen Anastasiou are brothers. Other than such relationship, there are no family relationships among our directors and senior executives. Mr. Richard J. Berman resigned as our Non-Executive Director effective October 17, 2019. Mr. Gary S. Jacob resigned as our Executive Director and Chief Executive Officer effective March 25, 2020.

Dr. Roger Aston has been a member of our board of directors and the board’s Independent Non-Executive Chairman since March 2012. He also has special responsibilities as a member of the audit and risk committee and chair of the remuneration committee. Dr. Aston holds a BSc (Hons) and PhD. He has more than 20 years’ experience in the pharmaceutical and biotechnology industries. Dr Aston was previously the chief executive officer and a director of Mayne Pharma Group Limited (ASX: MYX). Prior to his position at Mayne Pharma, some of his previous positions have included chief executive officer of Peptech Limited (ASX: PTD), director of Cambridge Antibody Technology Limited (LSE: CAT and NASDAQ: CATG) and chairman of Bio Focus Plc (formerly: Cambridge Drug Discovery Limited). Dr Aston was also founder and chief executive officer of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. Dr Aston was also a director of pSivida Ltd. During the past 20 years of his career, Dr Aston has been closely involved in the development of many successful pharmaceutical and biotechnology companies. He has extensive experience including negotiating global license agreements, overseeing product registration activities with the FDA, the establishment and implementation of guidelines and operating procedures for manufacturing and clinical trials, overseeing manufacturing of human and veterinary products, private and public fund-raising activities and the introduction of corporate governance procedures. Dr. Aston’s other current directorships are with Oncosil Limited (ASX: OSL) since March 2013, Pharmaust Limited (ASX: PAA) since August 2013, and Resapp Health Limited (ASX: RAP) since July 2015. He held the position of director and chairman of Regeneus Limited (ASX:RGS) until April 2019.

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

Dr. Jerry Kanellos, Ph.D. has been our Chief Executive Officer since March 2020 and our Chief Operating Officer since July 2015, and also served as our CEO from August 2017 until November 2018 and our Chief Scientific Officer from July 2015 to November 2018. In addition, since April 2018, Dr. Kanellos has served as a director of Immuron Canada Limited. Dr. Kanellos has over 25 years of experience in the pharmaceutical and biotechnology industry, and has held leadership roles in executive management, business development, project management, intellectual property portfolio management research and development. From 2008 until 2012, Dr. Kanellos was the Chief Operating Officer of TransBio Limited where he was responsible for the strategic identification, development and maintenance of commercial partnerships globally, along with development, management and maintenance responsibility for the intellectual property portfolio, research and development and technology transfer. Prior to this, Dr. Kanellos worked for five years as a consultant to the biotechnology industry and provided development and commercialization strategies for various bodies including academic institutes, private and publicly listed companies and government departments both national and international. He has also been involved in the establishment and management of several startup biotechnology companies. During his ten year tenure in research and development at CSL Limited, a global specialty biotherapeutics company that develops and delivers innovative biotherapies, Dr. Kanellos gained considerable experience in the international drug development process, formulation development through to pharmaceutical scale up and cGMP manufacture successfully leading the Chemistry Manufacturing and Controls programs for the approval, manufacture and launch of several products. Dr. Kanellos holds a PhD degree in Medicine from the University of Melbourne.

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

Our Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a meeting of shareholders. An amount (not exceeding the amount approved at the shareholders’ meeting) is determined by the Board and then divided between the non-executive directors. The latest determination was at the shareholders’ meeting held on November 19, 2018 when shareholders approved the aggregate maximum cash sum to be paid or provided as remuneration to the directors as a whole (other than the managing director and executive directors) for their services as A$500,000 per annum. This compensation is cash based and includes stock-based compensation.  As per the ASX announcement on 27 April 2020, the Board of Directors have resolved, for the foreseeable future, to relinquish cash payments of fees from 1 April 2020 and in lieu of the same receive common stock in the company.

In the year ended June 30, 2020, our Non-Executive directors received an aggregate of A$272,354, including superannuation and our executive directors received A$456,073. The manner in which the aggregate remuneration is apportioned among non-executive directors is reviewed periodically. The Board is responsible for reviewing its own performance. Both Board and Board committee performance is monitored on an informal basis throughout the year with a formal review conducted during the financial year. No retirement benefits are payable other than statutory superannuation, if applicable.

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

Remuneration paid in Fiscal 2020

The following table sets forth all compensation we paid for the year ended June 30, 2020 with respect to each of our executive officers and directors during the 2020 fiscal year:

2020	Short-term benefits		Post- employment benefits	Long- term benefits	Share- based payments
	Cash salary and fees	Other	Super- annuation	Long service leave	Options	Rights to deferred shares	Total
	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Dr. Roger Aston	52,500	-	4,988	-	-	19,163	76,651
Mr. Daniel Pollock	45,000	-	4,275	-	-	16,425	65,700
Mr. Stephen Anastasiou	37,500	-	-	-	-	12,500	50,000
Prof. Ravi Savarirayan	37,503	-	-	-	-	12,500	50,003
Mr. Richard Berman (1)	30,000	-	-	-	-	-	30,000
Executive directors
Mr. Peter Anastasiou	37,500	-	-	-	-	12,500	50,000
Dr. Gary Jacob (2)	406,073	-	-	-	-	-	406,073
Other KMP
Dr. Jerry Kanellos (3)	210,000	10,978	19,950	3,610	-	-	244,538
Total KMP compensation	856,076	10,978	29,213	3,610		73,088	972,965

1.	Resigned as a member of the Company’s board of directors effective as of October 17, 2019.

2.	Resigned as Chief Executive Officer and an Executive director on March 25, 2020.

3.	Appointed as Chief Executive Officer from March 25, 2020.

Notes

●	Due to the ongoing crisis of COVID-19, the group’s directors decided to forgo cash payments of their salary and instead receive shares of that value. At June 30, 2020 no shares have been issued to directors and the expense of the shares owed to them is A$73,088.

●	Options granted to Dr Gary Jacob on February 11, 2019 and valued at A$975,000 in the June 30, 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-valued at grant date November 6, 2019 after being approved by shareholders with a value of A$368,000. This revaluation has not been included in the above table.

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

On March 25, 2020, Dr. Jerry Kanellos was appointed as CEO with no change in remuneration.

Gary S. Jacob

On February 11, 2019 (the “Effective Date”), we entered into an Executive Employment Agreement (the “Jacob Agreement”) with Gary S. Jacob pursuant to which Mr. Jacob serves as our Chief Executive Officer. The term of the Jacob Agreement is for a period of three years from the Effective Date, which term shall be automatically renewed for successive one year periods until either Mr. Jacob or the Company provides written notice of their intent to not renew such term at least 60 days prior to the expiration of the term. Pursuant to the Jacob Agreement, Mr. Jacob shall receive a base salary of US$350,000, which may be increased by the Company’s Board. In addition, Mr. Jacob shall be eligible to receive for each fiscal year beginning on July 1, 2019 and for the pro-rated portion of the fiscal year ended June 30, 2020, an annual cash bonus of up to 50% of his then base salary subject to the achievement of certain Company and individual performance goals as established by the Board or a committee thereof. The Company also granted Mr. Jacob a five-year option (the “Option Termination Date”) to purchase up to 5,000,000 ordinary shares at an exercise price of A$0.50 per share which option will expire upon the earlier of the Option Termination Date or Mr. Jacob’s resignation without Good Reason (as defined in the Jacob Agreement) or termination for Cause (as defined in the Jacob Agreement).

On March 25, 2020, Mr. Jacob resigned as CEO. As a result, his 5,000,000 unlisted options expired on September 25, 2020.

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

The assessed fair value of options granted to personnel at their grant date is allocated equally over the period from grant date to vesting date, and the amount for the 2020 financial year is included in the remuneration table as set out above. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

As of June 30, 2020 the number of options over ordinary shares in our company held by each director and other key management personnel of our company, including their personally related parties, are set out below.

As of June 30, 2020 our executive officers and directors as a group, then consisting of seven persons, held options under our ESOP to purchase an aggregate of 2,322,680 ordinary shares at an exercise price of A$0.50 per share. Of such options, options to purchase 1,000,000 ordinary shares expire on July 1, 2021.

C. Board Practices

As of June 30, 2020, our board of directors consisted of seven members. Directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed unless their office is earlier vacated. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

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

D. Employees

As of June 30, 2020, we had five full-time employees. Of these full-time employees, one is engaged in research and development activities, two are employed in manufacturing and quality control positions, one is employed in U.S. sales, one is our COO and CEO.

Our employees are located in Australia and the U.S.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of October 26, 2020 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Dr. Roger Aston	807,876	*
Mr. Peter Anastasiou(3)	11,792,669	5.26%
Mr. Daniel Pollock	349,280	*
Mr. Stephen Anastasiou(4)	5,721,918	2.54%
Prof. Ravi Savarirayan	-	*
Dr. Jerry Kanellos (PhD)(5)	1,000,000	*
Mr. Phillip Hains	816,804	*
Officers and directors as a group (7 persons)(6)	20,488,547	9.05%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as set forth herein, the address for each of the persons listed in the table above is Immuron Limited, Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053.

(2)	The percentages shown are based on 224,100,006 ordinary shares outstanding as of September 30, 2020, but do not include (i) 9,668,318 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX and (ii) 24,981,160 ordinary shares issuable upon exercise of outstanding warrants. Certain warrants have an exercise price of US$10.00 per ADS while other warrants have an exercise price of US$5.00 and US$12.50 per ADS.

(3)	Includes warrants to purchase 14,400 ordinary shares. Peter Anastasiou is the Chairman of Grandlodge Capital Pty Ltd (“Grandlodge”) and in such capacity has voting and dispositive power over the securities held by Grandlodge.

(4)	Includes warrants to purchase 1,308,280 ordinary shares.

(5)	Includes options to purchase 1,000,000 ordinary shares.

(6)	Includes options to purchase 2,322,680 ordinary shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of October 26, 2020 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

	Ordinary Shares Beneficially Owned (1)
Shareholder	Number	Percent (2)
Grandlodge Capital Pty Ltd(3)	11,792,669	5.26%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)

The percentages shown are based on 224,100,006 ordinary shares outstanding as of October 26, 2020, but do not include (i) 9,668,318 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX and (ii) 24,981,160 ordinary shares issuable upon exercise of outstanding warrants.

(3)	Includes warrants to purchase 14,400 ordinary shares. Peter Anastasiou is the majority owner of Grandlodge.

Significant Changes in the Ownership of Major Shareholders

Previous substantial shareholders Citicorp Nominees Pty Limited and Authentics Australia Pty Ltd ceased to be major shareholders following the issuance of securities pursuant to our public offering in July 2020 as their existing shareholdings were diluted below 5% ownership.

Major Shareholders Voting Rights

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Record Holders

As of October 26, 2020, there were 3,238 Immuron shareholders holding 224,100,006 fully paid ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held of record by HSBC Nominees Ltd., which held 98,000,324 (43.73%) of our ordinary shares as of such date.

B. Related Party Transactions

During the year ended June 30, 2018, the group entered into a short-term loan arrangement for an amount of A$500,000 with Great Accommodation Pty Ltd, an entity controlled by Mr Daniel Pollock. The purpose of this loan was to fund on going R&D expenditure. Interest accrued at a rate of 15% per annum in addition to a A$15,000 establishment fee. The loan was repaid in full on February 12, 2018.

Grandlodge Capital Pty Ltd is an entity part-owned and operated by our non-executive directors Peter Anastasiou and Stephen Anastasiou. Mr. David Plush is also an owner of Grandlodge, and its associated entities.

Starting June 1, 2013, Grandlodge provides warehousing, distribution and invoicing services for our products for A$70,000 per year. During the 2020 financial year, the fees of A$70,000 equivalent were repaid by issuance of 437,500 ordinary shares based on a price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. During the 2019 financial year, the fees of A$70,000 equivalent were repaid by issuance of 437,500 ordinary shares based on a price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. During the 2018 financial year, the fees of A$140,000 equivalent were repaid by issuance of 875,000 ordinary shares based on a set price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. The 875,000 shares issued to Grandlodge were in relation to the 2017 and 2018 financial years.

Fair value of equity instruments: Shares issued to Grandlodge Pty Ltd for services. Commencing 1 June 2013, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution, and invoicing services for Immuron’s products for A$70,000 per annum. The terms of the agreement was to have fees payable in new fully paid ordinary shares in Immuron Limited as a set price of A$0.16 per share. The fair value of the equity instrument has been identified as not having been previously assessed and accounted for in accordance with IFRS 2 Share Based Payments. Management has undertaken an assessment of the impact of this and concluded this to be an immaterial error. This has been corrected in the current year by restating the prior period financial statements presented and the related notes included herein to present the fair value of equity instruments issued. The immaterial error to record the fair value of the equity instruments issued for the years 30 June 2014 to 30 June 2017 resulted in an increase of A$297,204 in share capital and a corresponding increase in accumulated losses. The impact of the 2014-2017 revision has been also reflected in the 30 June 2018 and 30 June 2019 years presented. General and administrative expenses have been revised to increase by A$57,653 and A$23,678 for the fair value of the equity instruments issued in 2018 and 2019 respectively, with a corresponding increase in share capital for the same amount.

Grandlodge is reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the oral agreement, unless both Grandlodge and we agree to an alternative method of payment. The oral agreement may be terminated by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non-executive directors, Peter Anastasiou and Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective January 2017, the annual rent was increased to A$39,525. The lease is for a three-year term with an additional three-year option period. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30, 2018, 2019 and 2020, we paid Wattle A$30,019, A$53,958 and A$41,369 (excluding Goods and Services Tax), respectively. The lease was renewed, commencing January 1, 2019 for three years.

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

B. Significant Changes

Other than the capital raise of US$20m on July 24, 2020 there have been no significant changes in the operation or financial condition of our company since June 30, 2020.

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

Taxation of Dividends

Australia operates a dividend imputation system, under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident shareholders are subject to dividend withholding tax, but only to the extent the dividends are not franked.

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

Disposition of ADSs

If you sell or otherwise dispose of ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and your adjusted tax basis in the ADSs. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S.-source income. Deduction of capital losses is subject to certain limitations under the Code. U.S. Holders are urged to consult their tax advisors regarding the tax consequences that may occur when a foreign withholding tax is imposed on a disposition of our ADSs, including the availability of the foreign tax credit under such U.S. Holder’s particular circumstances.

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

Based on our business results for the last fiscal year and the composition of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2020. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending upon, among other things, a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the cash proceeds from any offering, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. Holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ordinary shares or ADSs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$3,250,468 on deposit on June 30, 2020.

We conduct our activities almost exclusively in Australia. We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2020, the Australian dollar depreciated against the U.S. dollar.

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

C. Other Securities

Not applicable.

D. American Depository Shares

Fees and Charges Payable by ADS Holders

The table below summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our depositary, The Bank of New York Mellon, pursuant to the Amended and Revised Deposit Agreement, between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares, which was filed as Exhibit 4.1 to Amendment No.4 of our Registration Statement on Form F-1/A filed with the SEC on May 18, 2017, and the types of services and the amount of the fees or charges paid for such services. The disclosure under this heading “Fees and Charges Payable by ADS Holders” is subject to and qualified in its entirety by reference to the full text of the Deposit Agreement. The holder of an ADS may have to pay fees and charges in connection with ownership of the ADS:

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

Fees and Payments Made by Us to the Depositary

For the year ended June 30, 2020, we paid The Bank of New York Mellon a total of US$5,036 for services pursuant to the 2019 Annual General Meeting (AGM).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2020. Based on that evaluation, including the material weakness noted below, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2020.

In connection with the preparation of our financial statements for the year ended 30 June 2020, material weaknesses were identified in some aspects of our internal control over financial reporting. Given these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting. Once identified, we commenced the evaluation of the material weaknesses noted in our internal control over financial reporting specifically surrounding our monitoring controls when assessing certain significant transactions and properly performing certain reviews and monitoring controls in the preparation of the financial statements in accordance with IFRS, as promulgated by IASB. This resulted in the immaterial revision of our financial statements in prior periods, see Note 1(a)(v) for additional information. While we have made improvements to our financial reporting processes surrounding the errors identified in prior fiscal periods, some areas of our financial reporting process require additional improvement. Given these material weaknesses, as described above, management concluded that we did not maintain effective internal control over financial reporting as of the end of the period covered by this Annual Report on Form 20-F. To address this weakness, we have improved the training of our finance team with respect to the applicable financial reporting requirements.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2020, utilizing the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

B. Management’s Report on Internal Control over Financial Reporting

Plan for Remediation of Material Weakness

Management is currently addressing the material weaknesses in internal control over financial reporting and is committed to remediating it as expeditiously as possible. Management intends to devote significant time and resources to the remediation effort. Management plans to take the following steps to improve our internal control over financial reporting and to remediate the identified material weakness:

●	Evaluate the staffing level and qualifications of finance department personnel, make changes and continue to invest in training where deemed appropriate;

●	Preparation of accounting position papers for complex accounting issues to ensure compliance with all applicable accounting standards;

●	Undertake a review of contracts in place to ensure compliance with the applicable accounting standards and to ensure complex accounting issues have been identified; and

●	Utilize external resources, to ensure compliance with the appliable accounting standards and to ensure complex accounting issues have been identified.

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

D. Changes in Internal Control over Financial Reporting

Except for the material weakness identified during the period covered by this annual report, as of October 28, 2020, there have been no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

	Year Ended June 30,
	2020 A$	2019 A$
Audit and review of financial statements(1)	132,000	131,648
Other assurance services(2)	28,918	76,186
	160,918	207,834

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Other fees relate to assurance services provided with respect to the registration statement of our company that was filed with the Securities and Exchange Commission in connection with our NASDAQ offering for the year ended June 30, 2019 and June 30, 2020.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2020.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference
				Filing Date/ Period End
		Form	Exhibit	Date
1.1	Constitution of Registrant.	F-1	3.1	12/21/2016
2.1	Form of Amended and Revised Deposit Agreement between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares	F-1/A	4.1	5/8/2017
2(d)*	Description of Securities
4.1	Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 28, 2013	F-1/A	10.1	2/9/2017
4.2	Variation of Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 21, 2016 (1)	F-1/A	10.2	2/9/2017
4.3	Marketing and Master Distribution Agreement by and between Immuron Limited and UniFirst-First Aid Corporation d/b/a MEDIQUE Products dated as of June 28, 2016 (1)	F-1/A	10.3	2/9/2017
4.4	Convertible Security and Share Purchase Agreement by and between Immuron Limited and SBI Investments dated February 16, 2016	F-1/A	10.8	4/10/2017
4.5	Executive Service Agreement by and between Immuron Limited and Dr. Jerry Kanellos dated July 23, 2015	F-1/A	10.10	2/9/2017
4.6	Commercial Lease Agreement with Wattle Laboratories Pty Ltd.	20-F	4.4	6/30/2019
4.7	Executive Employment Agreement by and between Immuron Limited and Dr. Gary S. Jacob dated February 11, 2019	20-F	4.7	6/30/2019
4.8	Form of Underwriting Agreement by and between Immuron Limited and ThinkEquity, a Division of Fordham Financial Management, Inc. dated May 23, 2019	6-K	1.1	5/24/2019
4.9	Form of Underwriting Agreement by and between Immuron Limited and ThinkEquity, a Division of Fordham Financial Management, Inc. dated July 16, 2019	6-K	1.1	7/19/2019
4.10	Form of Securities Purchase Agreement dated as of July 21, 2020 between Immuron Limited and the investors listed therein	6-K	10.1	7/23/2020
4.11	Engagement Letter by and between Immuron Limited and H.C. Wainwright & Co., LLC dated July 20, 2020	6-K	10.2	7/23/2020
4.12	Amendment to Engagement Letter by and between Immuron Limited and H.C. Wainwright & Co., LLC dated July 22, 2020	6-K	10.3	7/23/2020
4.13	Form of Compensation Warrant to be issued by Immuron Limited on July 23, 2020	6-K	10.4	7/23/2020
8.1	List of Subsidiaries of the Registrant.	20-F	8.1	10/28/2019
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1*	Consent of Grant Thornton Audit Pty Ltd
101. INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document

*	Filed herewith.

(1)	Confidential treatment has been sought for certain portions of this document

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Immuron Limited

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Immuron Limited and subsidiaries (the “Company”) as of June 30, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020, in conformity with International Financial Reporting Standards, as issued by International Accounting Standards Board.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON

GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2018.

Melbourne, Australia

October 28, 2020

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June

		2020	2019	2018
	Notes	A$	A$	A$
Revenue from contracts with customers	2	2,518,566	2,387,426	1,842,909
Cost of Goods Sold		(688,836)	(667,371)	(418,693)
Gross Profit		1,829,730	1,720,055	1,424,216

Other Income	2	473,674	532,050	1,849,163
Other gains/(losses) – net	2	11,335	38,413	95,167

Expenses
General and administrative expenses	3	(3,170,078)	(5,037,806)	(3,470,229)
Research and development expenses		(1,178,685)	(1,044,528)	(2,257,224)
Selling and marketing expenses	3	(871,551)	(864,644)	(686,714)
Operating loss		(2,905,575)	(4,656,460)	(3,045,621)

Finance income		—	39	1,238
Finance expenses		(21,631)	—	(24,199)
Finance costs - net		(21,631)	39	(22,961)

Loss Before Income Tax		(2,927,206)	(4,656,421)	(3,068,582)
Income Tax Expense	4	—	—	—
Loss for the Period		(2,927,206)	(4,656,421)	(3,068,582)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		102,938	61,846	(79,599)
Total Comprehensive Loss for the Period		(2,824,268)	(4,594,575)	(3,148,181)

Basic/Diluted Loss per Share (in cents per share)	6	(1.66)	(3.22)	(2.30)

The accompanying notes form part of these financial statements.

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

Consolidated Statement of Financial Position

As of 30 June

		2020	2019
	Notes	A$	A$
ASSETS
Current Assets
Cash and cash equivalents	7	3,250,468	5,119,887
Trade and other receivables	8	327,689	968,926
Inventories	9	797,690	544,341
Other current assets		33,194	49,290
Total Current Assets		4,409,041	6,682,444

Non-Current Assets
Plant and equipment		70,773	17,140
Inventories	9	1,722,349	1,862,063
Total Non-Current Assets		1,793,122	1,879,203
TOTAL ASSETS		6,202,163	8,561,647

LIABILITIES
Current Liabilities
Trade and other payables	11	384,397	1,091,919
Employee benefit obligations		89,838	103,612
Other current liabilities		42,176	-
Total Current Liabilities		516,411	1,195,531

Non-Current Liabilities
Employee benefit obligations		22,910	14,980
Other non-current liabilities		18,929	-
Total Non-Current Liabilities		41,839	14,980
TOTAL LIABILITIES		558,250	1,210,511
NET ASSETS		5,643,913	7,351,136

EQUITY
Issued capital	14	62,426,991	60,289,875
Reserves	15	1,133,345	4,300,319
Accumulated losses		(57,916,423)	(57,239,058)
TOTAL EQUITY		5,643,913	7,351,136

The accompanying notes form part of these financial statements.

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

Consolidated Statement of Changes in Equity

For the year ended 30 June

	Issued Capital	Reserves	Accumulated Losses	Total
	A$	A$	A$	A$
Balance as at 30 June 2017	53,440,613	2,960,003	(49,825,690)	6,574,926
Loss after income tax expense for the year	—	—	(3,068,582)	(3,068,582)
Other comprehensive income for the period	—	(79,599)	—	(79,599)
Total comprehensive loss for the period	—	(79,599)	(3,068,582)	(3,148,181)
Transactions with owners in their capacity as owners
Shares issued, net of costs	4,796,701	—	—	4,796,701
Options/warrants issued/expensed	—	216,367	—	216,367
Options/warrants forfeited/lapsed	—	(463)	—	(463)
Balance as at 30 June 2018	58,237,314	3,096,308	(52,894,272)	8,439,350
Loss after income tax expense for the year	—	—	(4,656,421)	(4,656,421)
Other comprehensive income for the period	—	61,846	—	61,846
Total comprehensive loss for the period	—	61,846	(4,656,421)	(4,594,575)
Transactions with owners in their capacity as owners
Shares issued, net of costs	2,052,461	—	—	2,052,461
Options/warrants issued/expensed	—	1,453,900	—	1,453,900
Options/warrants exercised	100	(100)	—	—
Options/warrants forfeited/lapsed	—	(311,635)	311,635	—
Balance as at 30 June 2019	60,289,875	4,300,319	(57,239,058)	7,351,136
Change in accounting policy	—	—	(1,479)	(1,479)
Revised total equity at 1 July 2019	60,289,875	4,300,319	(57,239,058)	7,351,136
Loss after income tax expense for the year	—	—	(2,927,206)	(2,927,206)
Other comprehensive income for the period	—	102,938	—	102,938
Total comprehensive loss for the period	—	102,938	(2,927,206)	(2,824,268)
Transactions with owners in their capacity as owners
Shares issued, net of costs	1,652,436	—	—	1,652,436
Employee share schemes - value of employee services	—	73,088	—	73,088
Options/warrants issued/expensed	484,680	(484,680)	—	—
Options/warrants forfeited/lapsed	—	(2,251,320)	2,251,320	—
Re-valuation of options issued in prior period	—	(607,000)	—	(607,000)
Balance as at 30 June 2020	62,426,991	1,133,345	(57,916,423)	5,643,913

The accompanying notes form part of these financial statements.

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

Consolidated Statement of Cash Flows

For the year ended 30 June

	Note	2020 A$	2019 A$	2018 A$
Cash flows Related to Operating Activities
Receipts from customers		2,914,614	2,619,477	1,601,619
Payments to suppliers and employees		(6,748,674)	(5,608,262)	(7,262,348)
Other - R&D Tax Concession Refund		531,828	1,190,206	2,156,206
Government grants received		154,904	-	-
Net Cash Flows Used In Operating Activities	17	(3,147,328)	(1,798,579)	(3,504,523)

Cash Flows Related to Investing Activities
Payment for purchases of plant and equipment		(864)	(2,047)	(6,594)
Interest received		-	39	1,278
Net Cash Flows (Used In)/From Investing Activities		(864)	(2,008)	(5,316)

Cash Flows Related to Financing Activities
Proceeds from issues of securities		1,957,164	2,894,238	5,472,200
Capital raising costs		(374,728)	(825,055)	(733,152)
Proceeds from borrowings		—	—	500,000
Repayment of borrowings		(366,655)	—	(865,864)
Principal elements of lease payments		(41,390)	—	—
Interest and other costs of finance paid		(17,439)	—	(24,199)
Net Cash Flows From Financing Activities		1,156,952	2,069,183	4,348,985

Net increase in cash and cash equivalents		(1,991,240)	268,596	839,146
Cash and cash equivalents at the beginning of the year		5,119,887	4,727,430	3,994,924
Effects of exchange rate changes on cash and cash equivalents		121,821	123,861	(106,640)
Cash and Cash Equivalents at the End of the Year	7	3,250,468	5,119,887	4,727,430

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Corporate Information

The consolidated financial report of Immuron Limited (“the Company”) for the year ended June 30, 2020, 2019 and 2018 was authorized for issue in accordance with a resolution of the Directors on October 28, 2020.

Immuron Limited is a listed public company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and The NASDAQ Capital Market (“NASDAQ”).

The Group’s principal activity is oral immunotherapy research and development and product sales focused on bovine-colostrum enriched with antibodies of choice for the treatment and prevention of a range of infectious diseases. Product sales comprise Travelan which is indicated to reduce the risk of contracting travelers’ diarrhea and Protectyn an OTC immune supplement for GI tract and liver health.

(a)	Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Immuron Limited is a for-profit entity for the purpose of preparing the financial statements.

(i)	Compliance with IFRS

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii)	Historical cost convention

The financial statements have been prepared on a historical cost basis.

(iii)	Significant estimates and judgements

Going concern

The group is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the group is able to progress its research and development programs for at least the next 12 months.The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern.

On 24 July 2020, the company completed a capital raising comprising 1,066,668 American Depositary Shares (ADS) at US$18.75 per security. The gross proceeds to the company were US$18,379,623.

COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates. Sales of Travelan have significantly dropped from March 2020 and as at reporting date it is unknown the prolonged effect that COVID-19 will continue to have on sales.

(iv)	New and amended standards adopted by the group

A number of new or amended standards became applicable for the current reporting period and the group had to change its accounting policies and make retrospective adjustments as a result of adopting IFRS 16 Leases.

The impact of the adoption of leasing standard and the new accounting policies are disclosed in section ‘New and amended standards adopted by the group’ below. The other standards did not have any impact on the group’s accounting policies and did not require retrospective adjustments.

(v)	Revsion of immaterial error

During the year ended June 2020 the following immaterial error corrections were identified.

Representative warrants

Immuron Limited raised capital in June 2017 and May 2019, representative warrants were included as part of these public offerings. These were not identified and accounted for at the time of these capital raisings.

Management has undertaken an assessment of the impact of this and concluded this to be an immaterial error. This has been corrected in the current year by restating prior period financial statements presented and the related notes included herein to include the representative warrants.

Reserves as of 30 June 2017 has been revised to increase by A$489,586 for the June 2017 representative warrants (1,220,000 options) with a corresponding decrease in share capital of the same amount. The impact of the 2017 revision has been also reflected in the 30 June 2018 and 30 June 2019 years presented.

Reserves as of 30 June 2019 has been revised to increase by A$110,400 for the May 2019 representative warrants (800,000 options) with a corresponding decrease in share capital of the same amount.

Fair value of equity instruments

Shares issued to Grandlodge Pty Ltd for services. Commencing 1 June 2013, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution, and invoicing services for Immuron’s products for A$70,000 per annum. The terms of the agreement was to have fees payable in new fully paid ordinary shares in Immuron Limited as a set price of A$0.16 per share.

The fair value of the equity instrument has been identified as not having been previously assessed and accounted for in accordance with IFRS 2 Share Based Payments. Management has undertaken an assessment of the impact of this and concluded this to be an immaterial error. This has been corrected in the current year by restating the prior period financial statements presented and the related notes included herein to present the fair value of equity instruments issued. The immaterial error to record the fair value of the equity instruments issued for the years 30 June 2014 to 30 June 2017 resulted in an increase of A$297,204 in share capital and a corresponding increase in accumulated losses. The impact of the 2014-2017 revision has been also reflected in the 30 June 2018 and 30 June 2019 years presented. General and administrative expenses have been revised to increase by A$57,653 and A$23,678 for the fair value of the equity instruments issued in 2018 and 2019 respectively, with a corresponding increase in share capital for the same amount.

The below tables summarise the aggregate impact of the two immaterial errors on the June 30, 2019 and 2018 financial statements presented.

Previously issued Financial Statements

Statement of Profit or Loss and Comprehensive Income:

	For the year ended June 30,
	2019		2019	2018		2018
	A$	Revision	Revised	A$	Revision	Revised
Revenue from contracts with customers	2,387,426	-	2,387,426	1,842,909	-	1,842,909
Cost of Goods Sold	(667,371)	-	(667,371)	(418,693)	-	(418,693)
Gross Profit	1,720,055	-	1,720,055	1,424,216	-	1,424,216

Other Income	532,050	-	532,050	1,849,163	-	1,849,163
Other gains/(losses) – net	38,413	-	38,413	95,167	-	95,167

Expenses
General and administrative expenses	(5,014,128)	(23,678)	(5,037,806)	(3,412,576)	(57,653)	(3,470,229)
Research and development expenses	(1,044,528)	-	(1,044,528)	(2,257,224)	-	(2,257,224)
Selling and marketing expenses	(864,644)	-	(864,644)	(686,714)	-	(686,714)
Operating loss	(4,632,782)	(23,678)	(4,656,460)	(2,987,968)	(57,653)	(3,045,621)

Finance income	39	-	39	1,238	-	1,238
Finance expenses	—	-	—	(24,199)	-	(24,199)
Finance costs - net	39	-	39	(22,961)	-	(22,961)

Loss Before Income Tax	(4,632,743)	(23,678)	(4,656,421)	(3,010,929)	(57,653)	(3,068,582)
Income Tax Expense	—	-	—	—	-	—
Loss for the Period	(4,632,743)	(23,678)	(4,656,421)	(3,010,929)	(57,653)	(3,068,582)

Consolidated Statement of Financial Position

	For the year ended June 30,
	2019		2019	2018		2018
	A$	Revision	Revised	A$	Revision	Revised
ASSETS
Current Assets
Cash and cash equivalents	5,119,887	-	5,119,887	4,727,430	-	4,727,430
Trade and other receivables	968,926	-	968,926	1,683,305	-	1,683,305
Inventories	544,341	-	544,341	497,902	-	497,902
Other current assets	49,290	-	49,290	141,800	-	141,800
Total Current Assets	6,682,444	-	6,682,444	7,050,437	-	7,050,437
		-			-
Non-Current Assets		-			-
Plant and equipment	17,140	-	17,140	20,384	-	20,384
Inventories	1,862,063	-	1,862,063	2,171,867	-	2,171,867
Total Non-Current Assets	1,879,203	-	1,879,203	2,192,251	-	2,192,251
TOTAL ASSETS	8,561,647	-	8,561,647	9,242,688	-	9,242,688
		-			-
LIABILITIES		-			-
Current Liabilities		-			-
Trade and other payables	1,091,919	-	1,091,919	689,326	-	689,326
Employee benefit obligations	103,612	-	103,612	114,012	-	114,012
Total Current Liabilities	1,195,531	-	1,195,531	803,338	-	803,338
		-			-
Non-Current Liabilities		-			-
Employee benefit obligations	14,980	-	14,980	—	-	—
Total Non-Current Liabilities	14,980	-	14,980	—	-	—
TOTAL LIABILITIES	1,210,511	-	1,210,511	803,338	-	803,338
NET ASSETS	7,351,136	-	7,351,136	8,439,350	-	8,439,350
		-			-
EQUITY		-			-
Issued capital	60,511,326	(221,451)	60,289,875	58,372,043	(134,729)	58,237,314
Reserves	3,700,333	599,986	4,300,319	2,606,722	489,586	3,096,308
Accumulated losses	(56,860,523)	(378,535)	(57,239,058)	(52,539,415)	(354,857)	(52,894,272)
TOTAL EQUITY	7,351,136	-	7,351,136	8,439,350	-	8,439,350

The revision had no net impact on the consolidated statement of financial position for each period.

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

(i) Subsidiaries

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

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the executive management team consisting of the CEO and COO.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollar (“A$” or “$”), which is Immuron Limited’s functional and presentation currency.

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

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet;

●	income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

●	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e)	Revenue recognition

(i)	Sale of hyperimmune products

Revenue arises mainly from the sale hyperimmune products. To determine whether to recognize revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognising revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognized when or as the group transfers control of the assets to the customer.

There is no variable consideration or significant cost to obtain the contract. There are no warranties and no refunds. Returns are provided where this is outlined in a customer agreement.

(ii)	Financing components

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

Fair value of other grants

The group’s other grant income consists of grants received by the group with relation to COVID-19. Grants are recognized as other income when the group is reasonable assured that it will comply with the conditions attaching to it and the grant will be received. For the year ended 30 June 2020, the group has recognized A$154,904 in assistance packages.

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

The group’s leasing activities and how these are accounted for

In January 2019 the group entered into a three-year commercial lease in Blackburn North. The lease is for the use of warehousing and office facilities. This lease includes an extension option for a further 3 years by written request to the landlord before 31 December 2021. There is no variability and no covenants included in the lease.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable

●	variable lease payment that are based on an index or a rate

●	amounts expected to be payable by the lessee under residual value guarantees

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability

●	any lease payments made at or before the commencement date, less any lease incentives received

●	any initial direct costs, and

●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

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

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet.

(k)	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. See note 20(b) for a description of the group’s impairment policies.

(i)	Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Details about the group’s impairment policies and the calculation of the loss allowance are provided below.

(ii)	Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(iii)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(iv)	Impairment and risk exposure

Information about the impairment of trade receivables and the group’s exposure to credit risk and foreign currency risk can be found in note 20.

(l)	Inventories

Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(m)	Investments and other financial assets

(i)	Classification

The group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss); and

●	those to be measured at amortised cost.

The classification depends on the group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss and other comprehensive income. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

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

The group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 20(b) for further details.

(v)	Income recognition Interest income

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

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

●	Plant and equipment 2 - 5 years

●	Furniture, fittings and equipment 3 - 15 years

●	Right-of-use assets 3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

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

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

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

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

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

(r)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s)	Loss per share

(i)	Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii)	Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(t)	Rounding of amounts

The company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with the instrument to the nearest dollar.

(u)	Goods and services tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Changes in accounting policies

The group has adopted IFRS 16 retrospectively from 1 July 2019, but has not revised comparatives for the 2019 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 July 2019.

Other than the two below accounting pronouncements which have become effective from 1 July 2019 and have been adopted there are no other accounting pronouncements that have a significant impact on the group’s financial results or position.

(a)	Adjustments recognized on adoption of IFRS 16 Leases

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 5.37%.

30 June 2020 A$

Operating lease commitments disclosed as at 30 June 2019	104,851
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	98,302

Lease liability recognized as at 1 July 2019	98,302

Of which are:
Current lease liabilities	37,197
Non-current lease liabilities	61,105

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at 1 July 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

(i)	Amounts recognized in the balance sheet

	Consolidated entity
	1 July 2019 A$	30 June 2019 A$
Right-of-use assets*
Properties	96,824	-

* Included in the line item ‘property, plant and equipment’ in the consolidated balance sheet.

The change in accounting policy has resulted in the net impact on retained earnings on 1 July 2019 by a decrease of A$1,479.

In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics
●	reliance on previous assessments on whether leases are onerous
●	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases
●	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

(b)	Interpretation IFRIC 23 Uncertainty over Income Tax Treatments

Interpretation IFRIC 23 requires the assessment of whether the effect of uncertainty over income tax treatments should be included in the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The Interpretation outlines the requirements to determine whether an entity considers uncertain tax treatments separately, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

The group has adopted Interpretation 23 from 1 July 2019, based on an assessment of whether it is ‘probable’ that a taxation authority will accept an uncertain tax treatment. This assessment takes into account that for certain jurisdictions in which the group operates, a local tax authority may seek to open a group’s books as far back as inception of the group. Where it is probable, the group has determined tax balances consistently with the tax treatment used or planned to be used in its income tax filings. Where the group has determined that it is not probable that the taxation authority will accept an uncertain tax treatment, the most likely amount or the expected value has been used in determining taxable balances (depending on which method is expected to better predict the resolution of the uncertainty). There has been no impact from the adoption of Interpretation 23 in this reporting period.

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

Impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventory, and in particular, the shelf life of inventories that affects obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the Company. A comprehensive stability study was completed in September 2019 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

There was no impairment expense recognised during year ended 30 June 2020 for inventory obsolescence. Previously, there was a A$13,394 expired Protectyn impairment expense recognized during year ended 30 June 2019 (2018: A$163,600) for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

Inventory split

During the year ended 30 June 2020, management performed an assessment of its raw materials and utilisation within 12 months from reporting date. Management determined no raw materials relating to Colostrum will be consumed within 12 months from reporting date (2019: A$225,765); the remaining balance of A$1,722,349 (2019: A$1,862,063) was estimated to be consumed beyond 12 months.

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

For the year ended June 30, 2020 the Group has recorded other income of $308,225 (2019: $531,005) to recognize this amount which relates to this financial year.

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

Note 2. Revenue and other income

	30 June 2020	30 June 2019	30 June 2018
	A$	A$	A$
Revenue
Revenue from Operating Activities
Revenue from contracts with customers	2,518,566	2,387,426	1,842,909
Total Revenue from Operating Activities	2,518,566	2,387,426	1,842,909

Other Income
Australian Federal R&D Tax Concession Refund	308,225	531,005	1,849,123
Other grants	154,904	-	-
Other income	10,545	1,045	40
Total Other Income	473,674	532,050	1,849,163

Other Gains/(Losses) – Net
Net foreign exchange gains/(losses)	11,335	51,807	258,767
Net impairment losses	-	(13,394)	(163,600)
Total Other Gains/(Losses) – Net	11,335	38,413	95,167
Total Revenue, Other Income and Other Gains/(Losses) – Net	3,003,575	2,957,889	3,787,239

Note 3. Expenses

	30 June 2020	30 June 2019	30 June 2018
	A$	A$	A$

Expenses
a) General and Administrative Expenses
Accounting and audit	389,798	496,983	555,996
Bad debts	26,983	50,429	77,698
Consulting	181,474	243,508	46,417
Depreciation and Amortisation	44,056	5,287	5,047
Employee benefits	1,531,037	1,599,023	1,281,845
Expected credit losses	(3,991)	34,046	—
Insurance	469,844	307,757	277,888
Investor relations	197,839	128,415	135,684
Legal	184,382	171,145	166,052
Listing and share registry	212,236	186,013	272,711
Occupancy	51,973	105,606	74,395
Share-based payments	(533,912)	1,343,500	59,975
Superannuation	48,877	55,176	42,478
Travel and entertainment	91,347	159,911	297,606
Other	278,135	151,007	176,437
Total General and Administrative Expenses[1]	3,170,078	5,037,806	3,470,229

b) Selling and Marketing Expenses
Selling	340,046	277,478	123,660
Marketing	295,261	377,427	393,596
Distribution costs	236,244	209,739	169,458
Total Selling and Marketing Expenses	871,551	864,644	686,714

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

Note 4. Income Tax Benefit

	2020 A$	2019 A$
Unused tax losses for which no deferred tax asset has been recognized	40,018,956	37,202,960
Potential tax benefit @ 27.5%	11,005,213	10,230,814

Numerical reconciliation of income tax expense to prima facie tax payable

	30 June 2020	30 June 2019
	A$	A$
Loss from continuing operations before income tax expense	(2,927,206)	(4,656,421)
Tax at the Australian tax rate of 27.5% (2019 27.5%)	(804,982)	(1,280,516)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(84,762)	(146,026)
Accounting expenditure subject to R&D tax incentive	194,855	335,693
Share-based payments	(146,826)	369,463
Net impact of other amounts not deductible (taxable)	(18,678)	38,656
Subtotal	(860,393)	(682,730)

Tax losses and other timing differences for which no deferred tax asset is recognized [1]	860,393	682,730
Income tax expense	—	—

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

Note 5. Key Management Personnel Compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

The Directors of Immuron Limited during the year ended June 30, 2020 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Dr Roger Aston, Independent Non-Executive Chairman

Mr Peter Anastasiou, Executive Vice Chairman

Dr Gary Jacob, Executive Director and Chief Executive Officer (resigned March 25, 2020)

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Mr Richard Berman, Independent Non-Executive Director (resigned October 17, 2019)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year ended June 30, 2020:

Dr Jerry Kanellos, Chief Operating Officer and Chief Executive Officer (appointed March 25, 2020).

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	30 June 2020	30 June 2019	30 June 2018
	A$	A$	A$

Key Management Personnel Compensation
Short-term employee benefits	867,054	952,406	570,256
Post-employment benefits	29,213	32,300	32,087
Long-term benefits	3,610	3,652	—
Share-based payments	73,088	1,296,400	59,975
Total Key Management Personnel Compensation	972,965	2,284,758	662,318

Note 6. Loss per Share

	30 June 2020	30 June 2019	30 June 2018
	A$	A$	A$

Basic/Diluted loss per share (in cents)[1]	1.66	3.22	2.30

a) Net loss used in the calculation of basic and diluted loss per share[1]	2,927,206	4,656,421	3,068,582

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	176,393,354	144,740,535	133,660,556

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

The Company is currently in a loss making position and thus the impact of potential issuance of shares is concluded as anti-dilutive which includes the Company’s options and warrants and convertible notes payable. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Note 7. Cash

	30 June 2020	30 June 2019
	A$	A$
Cash at Bank and in hand:
Cash at bank and in hand	3,250,468	5,119,887
Total Cash	3,250,468	5,119,887

Note 8. Trade and Other Receivables

	30 June 2020	30 June 2019
	A$	A$

Current

Trade receivables*	49,519	332,972
Loss allowance	(30,055)	(34,046)
Other receivables	-	138,172
Accrued income**	308,225	531,828
Total Trade and Other Receivables	327,689	968,926

*	All trade receivables are non-interest bearing.

**	Primarily comprises of receivables from the Australian Tax Office in relation to R&D tax concession for the year.

Note 9. Inventories

	30 June 2020	30 June 2019
	A$	A$

Current Inventory

Raw materials and stores (Colostrum)	-	225,765
Work in Progress	117,576	192,399
Finished goods (Travelan and Protectyn)	680,114	126,177

Total Current Inventory	797,690	544,341

	30 June 2020	30 June 2019
	A$	A$

Non-Current Inventory

Raw materials	1,722,349	1,862,063

Total Non-Current Inventory	1,722,349	1,862,063

Note 10. Controlled Entities

The Company’s subsidiaries at 30 June 2020 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

		Percentage of Ownership
	Country of Incorporation	30 June 2020	30 June 2019

Parent Entity:
Immuron Limited	Australia	—	—

Subsidiaries of Immuron Limited:
Immuron Inc.	USA	100%	100%
Anadis EPS Pty Ltd	Australia	100%	100%
IMC Canada Ltd.	Canada	100%	100%

Note 11. Trade and Other Payables

	30 June 2020 A$	30 June 2019 A$

Current
Trade payables	157,644	715,115
Accrued expenses	210,734	355,825
Other payables	16,019	20,979
Total	384,397	1,091,919

Note 12. Contingent liabilities and Commitments

The group had no contingent liabilities or commitments at June 30, 2020 (2019: A$104,851).

Note 13. Leases

(i)	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	2020 A$	2019 A$
Right-of-use assets[1]
Properties	58,095	-
	58,095	-
Lease liabilities[2]
Current	42,176	-
Non-current	18,929	-
	61,105	-

1.	Included in the line item ‘property, plant and equipment’ in the consolidated balance sheet.

2.	Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated balance sheet.

(ii)	Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2020 A$	2019 A$
Depreciation charge of right-of-use assets
Properties	38,729	-
	38,729	-
Interest expense (included in finance cost)	4,192	-
Expense relating to short-term leases (included in other expenses)	-	-
Expense relating to leases of low-value assets that are not short-term leases (included in other expenses)	-	-
Expense relating to variable lease payments not included in lease liabilities (included in other expenses)	-	-
Cash paid for principal payments	41,390	-

The total finance cash outflow for leases in 2020 was A$4,192.

(iii)	The group’s leasing activities and how these are accounted for

In January 2019 the group entered into a three-year commercial lease in Blackburn North. The lease is for the use of warehousing and office facilities. This lease includes an extension option for a further 3 years by written request to the landlord before 31 December 2021. There is no variability and no covenants included in the lease.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable
●	variable lease payment that are based on an index or a rate
●	amounts expected to be payable by the lessee under residual value guarantees
●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability
●	any lease payments made at or before the commencement date, less any lease incentives received
●	any initial direct costs, and
●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Note 14. Share capital

	2020 Shares	2019 Shares	2018 Shares	2020 A$	2019 A$	2018 A$
Ordinary shares
Fully paid	178,279,566	163,215,706	142,778,206	62,426,991	60,289,875	58,237,314
	178,279,566	163,215,706	142,778,206	62,426,991	60,289,875	58,237,314

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

(i)	Movements in ordinary shares:

Details	Number of shares	Total A$
Balance at 30 June 2017[3]	130,041,417	53,440,613
Issue at $0.19 on conversion of convertible notes (2017-07-28)	399,045	75,333
Issue at $0.16 in lieu of payment for services (2017-11-13)	875,000	197,653
Cancellation pursuant to annual general meeting (2017-11-24)	(2,000,000)	—
Issue at $0.39 pursuant to placement (2018-03-15)	13,162,744	5,161,585
Issue at $0.32 on exercise of IMRNW warrants (2018-03-15)	300,000	95,282
Less: Transaction costs arising on share issues	—	(733,152)
Balance at 30 June 2018[3]	142,778,206	58,237,314
Issue at $0.16 in lieu of payment for services (2018-11-22)[1]	437,500	93,678
Issue at US$0.10 pursuant to ADS public offering (2019-05-30)[2]	20,000,000	2,894,238
Reclassify exercised options from reserves to share capital	—	100
Transaction costs arising on representative warrants issued[3]	—	(110,400)
Less: Transaction costs arising on share issues	—	(825,055)
Balance at 30 June 2019[3]	163,215,706	60,289,875
Issue at US$0.10 pursuant to ADS public offering (2019-07-19)	13,565,200	1,926,186
Issue at A$0.16 in lieu of payment for services (2019-11-12)[1]	437,500	100,978
Exercise of NASDAQ Warrants (2020-06-23)	86,240	72
Exercise of representative warrants (2020-06-15, 2020-06-22)	974,920	540,062
Transaction costs arising on representative warrants issued[3]	—	(55,454)
Less: Transaction costs arising on share issues	—	(374,728)
Balance at 30 June 2020	178,279,566	62,426,991

Notes

1.	Mr Peter and Mr Stephen Anastasiou are directors and majority shareholders of Grandlodge Capital Pty Ltd (Grandlodge). Commencing 1 June 2013, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution and invoicing services for Immuron Limited’s products for A$70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of A$0.16 per share, representing Immuron Limited’s shares price at the commencement of the agreement. The above amount is the fair value of the equity instrument.

2.	On 30 May 2019, 500,000 American Depository Shares (ADS) were issued at US$4.00 each. Each ADS is equivalent to 40 ordinary shares, i.e. 20,000,000 at US$0.10 each (A$0.1447).

3.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

(ii)	Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

(iii)	Options

Information relating to options, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in notes 15 and 18.

Note 15. Other reserves

The following table shows a breakdown of the consolidated statement of financial position line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 30 June 2017[1]		2,923,721	36,282	2,960,003
Currency translation differences		-	(79,599)	(79,599)
Other comprehensive income		-	(79,599)	(79,599)
Transactions with owners in their capacity as owners
Options issued during the year		156,392	-	156,392
Expense of vested options		59,975	-	59,975
Options and warrants lapsed		(463)	-	(463)
At 30 June 2018[1]		3,139,625	(43,317)	3,096,308

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2018[1]		3,139,625	(43,317)	3,096,308
Currency translation differences		-	61,846	61,846
Other comprehensive income		-	61,846	61,846
Transactions with owners in their capacity as owners
Options and warrants issued/expensed[1]		1,453,900	-	1,453,900
Options and warrants exercised		(100)	-	(100)
Options and warrants lapsed		(311,635)	-	(311,635)
At 30 June 2019[1]		4,281,790	18,529	4,300,319

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2019[1]		4,281,790	18,529	4,300,319
Currency translation differences		-	102,938	102,938
Other comprehensive income		-	102,938	102,938
Transactions with owners in their capacity as owners
Share-based payment expenses	15(iv)	73,088	-	73,088
Options and warrants issued/expensed		(484,680)	-	(484,680)
Options and warrants lapsed		(2,251,320)	-	(2,251,320)
Re-valuation of options issued in prior period	15(iii)	(607,000)	-	(607,000)
At 30 June 2020		1,011,878	121,467	1,133,345

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

(i)	Nature and purpose of other reserves

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

(ii)	Movements in options and warrants:

Details	Notes	Number of options	Total A$
Balance at 30 June 2017[1]		64,910,523	2,923,721
Lapse of unlisted options (2017-07-01)		(403,000)	(463)
Lapse of unlisted options (2017-11-01)		(62,500)	-
Issue of unlisted options at $0.468 pursuant to placement (2018-03-15)		7,897,647	-
Issue of unlisted options at $0.585 to broker for placement (2018-03-15)		526,510	156,392
Exercise of IMRNW warrants at $0.32 (2018-03-15)		(300,000)	-
Amortisation of share-based payments for options issued in prior periods		-	59,975
Balance at 1 July 2018[1]		72,569,180	3,139,625
Issue of ESOP unlisted options at $0.50 (2018-07-13)		1,300,000	204,100
Issue of ESOP unlisted options at $0.50 (2018-11-26)		2,000,000	164,400
Lapse of ESOP unlisted options at $0.50 (2018-10-01)		(1,050,000)	(98,385)
Issue of ESOP unlisted options at $0.50 (2019-02-11)		5,000,000	975,000
Lapse of unlisted options at $0.57 (2019-02-24)		(1,000,000)	(185,601)
Lapse of unlisted options at $1.892 (2019-02-28)		(15,380)	(1,173)
Lapse of unlisted options at $0.30 (2019-05-28)		(140,056)	(13,390)
Reclassify exercised options from reserves to share capital		-	(100)
Reclassify lapsed options from reserves to accumulated losses		-	(13,086)
Issue of representative warrants (2019-05-23)[1]		800,000	110,400
Balance at 30 June 2019[1]		79,463,744	4,281,790
Re-valuation of options issued in prior period (2019-11-06)	15(iii)	-	(607,000)
Issue of representative warrants (2019-07-16)		542,600	55,454
Lapse of unexercised options at $0.50 (2019-11-27)		(7,625,532)	(2,086,920)
Lapse of unexercised options at $0.55 (2019-11-30)		(25,289,894)	-
Lapse of unexercised options at $0.50 (2020-06-30)		(2,000,000)	(164,400)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-06-23)		(218,800)	(72)
Exercise of representative warrants (2020-06-15, 2020-06-22)		(2,065,000)	(540,062)
Balance at 30 June 2020		42,807,118	938,790

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 27 Nov 2019. During the 2018 annual general meeting, the shareholders approved the issuance of the options to Ravi Savarirayan.

On 13 July 2018, the Company issued Professor Dr. Jerry Kanellos, Chief Operating Officer of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 1 July 2021.

On 26 November 2018, the Company issued Mr. Richard J. Berman, a Non-Executive Director of Immuron Limited, 2,000,000 unlisted options exercisable at $0.50 on or before June 30, 2020. During the 2019 annual general meeting, the shareholders approved the issuance of the options to Richard Berman.

On 11 February 2019, the Company issued Dr. Gary S. Jacob 5,000,000 unlisted options exercisable at $0.50 on or before September 25, 2020.

(iii)	Revaluation of options issued in prior period

Options granted to Dr Gary Jacob on 11 February 2019 and valued at A$975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-valued at grant date 6 November 2019 after being approved by shareholders with a value of A$368,000.

(iv)	Share-based payment expenses

Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their salary and instead receive shares of that value. At 30 June 2020 no shares have been issued to directors however the expense of the shares owed to them is A$73,088.

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

Financial breakdown

The segment information for the reportable segments for the year ended June 30, 2020 is as follows:

	Research and development	Hyperimmune products	Unallocated	Total
2020	A$	A$	A$	A$
Hyperimmune products revenue	-	2,518,566	-	2,518,566
Cost of sales of goods	-	(688,836)	-	(688,836)
Gross profit	-	1,829,730	-	1,829,730
Other income	308,225	10,545	154,904	473,674
Other gains/(losses) – net	-	-	11,335	11,335
General and administrative expenses	-	-	(3,170,078)	(3,170,078)
Research and development expenses	(1,178,685)	-	-	(1,178,685)
Selling and marketing expenses	-	(871,551)	-	(871,551)
Operating profit/(loss)	(870,460)	968,724	(3,003,839)	(2,905,575)
Finance income	-	-	-	-
Finance costs	-	-	(21,631)	(21,631)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(870,460)	968,724	(3,025,470)	(2,927,206)
Assets
Segment assets	308,225	2,539,503	3,354,435	6,202,163
Total assets	308,225	2,539,503	3,354,435	6,202,163
Liabilities
Segment liabilities	101,092	30,377	426,781	558,250
Total liabilities	101,092	30,377	426,781	558,250

The segment information for the reportable segments for the year ended June 30, 2019 is as follows:

	Research and development	Hyperimmune products	Unallocated	Total
2019	A$	A$	A$	A$
Hyperimmune products revenue	-	2,387,426	-	2,387,426
Cost of sales of goods	-	(667,371)	-	(667,371)
Gross profit	-	1,720,055	-	1,720,055
Other income	531,005	1,045	-	532,050
Other gains/(losses) – net	-	(13,394)	51,807	38,413
General and administrative expenses[1]	-	-	(5,037,806)	(5,037,806)
Research and development expenses	(1,044,528)	-	-	(1,044,528)
Selling and marketing expenses	-	(864,644)	-	(864,644)
Operating profit/(loss)[1]	(513,523)	843,062	(4,985,999)	(4,656,460)
Finance income	-	-	39	39
Profit/(loss) for the year[1]	(513,523)	843,062	(4,985,960)	(4,656,421)
Assets
Segment assets	531,828	2,705,330	5,324,489	8,561,647
Total assets	531,828	2,705,330	5,324,489	8,561,647
Liabilities
Segment liabilities	221,520	191,836	797,155	1,210,511
Total liabilities	221,520	191,836	797,155	1,210,511

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

The segment information for the reportable segments for the year ended June 30, 2018 is as follows:

	Research and development	Hyperimmune products	Unallocated	Total
2018	A$	A$	A$	A$
Revenue from contracts with customers	-	1,842,909	-	1,842,909
Cost of sales of goods	-	(418,693)	-	(418,693)
Gross profit	-	1,424,216	-	1,424,216
Other income	1,849,123	40	-	1,849,163
Other gains/(losses) – net	-	(163,600)	258,767	95,167
General and administrative expenses[1]	-	-	(3,470,229)	(3,470,229)
Research and development expenses	(2,257,224)	-	-	(2,257,224)
Selling and marketing expenses	-	(686,714)	-	(686,714)
Operating profit/(loss)[1]	(408,101)	573,942	(3,211,462)	(3,045,621)
Finance income	-	-	1,238	1,238
Finance costs	-	-	(24,199)	(24,199)
Profit/(loss) for the year[1]	(408,101)	573,942	(3,234,423)	(3,068,582)
Assets
Segment assets	1,191,029	3,162,045	4,889,614	9,242,688
Total assets	1,191,029	3,162,045	4,889,614	9,242,688
Liabilities
Segment liabilities	174,434	26,009	602,895	803,338
Total liabilities	174,434	26,009	602,895	803,338

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

Information on geographical regions:

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan			Protectyn
	Australia	United States	Other	Australia	Other	Total
2020	A$	A$	A$	A$	A$	A$
Hyperimmune products revenue	1,240,393	926,325	301,915	49,933	-	2,518,566
Revenue from external customers	1,240,393	926,325	301,915	49,933	-	2,518,566

	Travelan			Protectyn
	Australia	United States	Other	Australia	Other	Total
2019	A$	A$	A$	A$	A$	A$
Segment revenue	1,162,628	1,016,468	149,283	58,683	364	2,387,426
Revenue from external customers	1,162,628	1,016,468	149,283	58,683	364	2,387,426

	Travelan			Protectyn
	Australia	United States	Other	Australia	Other	Total
2018	A$	A$	A$	A$	A$	A$
Segment revenue	1,042,279	767,354	2,095	30,319	862	1,842,909
Revenue from external customers	1,042,279	767,354	2,095	30,319	862	1,842,909

Information on major customers:

During the years ended June 30, 2020, 2019 and 2018, the Company had the following major customers in the hyperimmune product segment with revenues amounting to 10 percent or more of total group revenues:

	2020 A$	2019 A$	2018 A$
Customer A	462,490	611,920	435,763
Customer B	442,916	228,661	218,216
Customer C	438,065	659,637	609,305
Customer D	327,559	266,111	-
Customer E	227,952	249,522	193,627
	1,898,982	2,015,851	1,456,911

Note 17. Cash Flow Information

(a)	Reconciliation of cash flow from operations with loss after income tax

	30 June 2020 A$	30 June 2019 A$	30 June 2018 A$

Net Loss for the Year[1]	(2,927,206)	(4,656,421)	(3,068,582)

Adjustments for
Depreciation expense	44,056	5,287	5,047
Distribution costs	70,000	70,000	—
Expected credit losses	(3,991)	34,046	—
Finance costs	21,631	—	24,199
Finance income	-	(39)	(1,238)
Leave provision expense	19,717	4,580	41,110
Share-based payments (income)/expenses	(533,912)	1,343,500	242,950
Unrealised net foreign currency gains	(18,883)	(62,015)	(316,380)
Change in operating assets and liabilities:
Add decrease in trade and other receivables	641,236	680,337	438,001
Add (increase) / decrease in inventories	(113,635)	263,365	(333,642)
Add decrease in other operating assets	16,096	92,510	26,561
Add (decrease) / increase in trade and other payables	(362,437)	426,271	(562,549)
	(3,147,328)	(1,798,579)	(3,504,523)

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

(b)	Non-cash financing and investing activities

During the financial year 2018, the outstanding balance of A$226,000 convertible note as at 30 June 2017 was repaid during July 2017 and August 2017 with the liability being fully extinguished by 10 September 2017.

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

Options issued to Dr Gary Jacob expire within 6 months upon his resignation without good reason or termination. All other options issued expire upon departure from the company if they are determined to be a ‘bad leaver’.

Set out below are summaries of all listed and unlisted options, including those issued under ESOP:

	2020		2019		2018
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options

As at 1 July[1]	$0.46	79,463,744	$0.45	72,569,180	$0.44	63,690,523
Granted during the year[1]	$0.18	542,600	$0.47	9,100,000	$0.47	9,644,157
Exercised during the year[1]	$0.18	(424,840)	—	—	$0.32	(300,000)
Forfeited/lapsed during the year	$0.52	(36,774,386)	$0.53	(2,205,436)	$0.49	(465,500)
As at 30 June[1]	$0.40	42,807,118	$0.46	79,463,744	$0.45	72,569,180
Vested and exercisable at 30 June	$0.40	42,807,118	$0.46	79,463,744	$0.45	72,569,180

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

Share options outstanding at the end of the year have the following expiry date and exercise prices:

ASX new issue announcement date	Expiry date	Exercise price A$ (unless stated otherwise)	Share options 30 June 2020	Share options 30 June 2019

2012-06-29	2021-11-30	1.944	14,493	14,493
2012-06-29	2022-01-17	1.876	29,668	29,668
2015-05-27	2019-11-27	0.500	-	6,000,000
2016-05-31	2019-11-27	0.500	-	425,532
2016-12-09	2019-11-27	0.500	-	200,000
2017-06-22	2019-11-27	0.500	-	1,000,000
2016-12-02 (IMCOB)	2019-11-30	0.550	-	25,289,894
2017-06-13 (warrants)	2022-06-13	US$ 0.25	27,541,200	27,760,000
2017-06-09 (warrants)[1]	2022-06-08	US$0.3125	198,240	1,220,000
2019-05-23 (warrants)[1]	2024-05-23	US$0.125	181,600	800,000
2019-07-16 (warrants)	2024-07-16	US$0.125	117,760	-
2018-03-15	2023-03-15	0.468	7,897,647	7,897,647
2018-03-15	2023-03-15	0.585	526,510	526,510
2018-07-13	2021-07-01	0.500	1,300,000	1,300,000
2018-11-26	2020-06-30	0.500	-	2,000,000
2019-02-11	2024-02-10	0.500	5,000,000	5,000,000
Total [1]			42,807,118	79,463,744

Weighted average remaining contractual life of options outstanding at end of period [1]	2.28	1.04

1.

Previously Weighted average remaining contractual life of options for 30 June 2019 was 2.0. The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

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

The model inputs for options granted under ESOP during the year ended June 30, 2020 included:

Grant date	Expiry date	Exercise price (A$)	No. of options	Share price at grant date (A$)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option (A$)

2019-11-06	2024-02-10	0.50	5,000,000	0.15	98	0.00%	0.88%	0.0736

			5,000,000

The model inputs for options granted under ESOP during the year ended June 30, 2019 included:

Grant date	Expiry date	Exercise price (A$)	No. of options	Share price at grant date (A$)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option (A$)

2018-07-13	2021-07-01	0.50	1,300,000	0.32	92.00%	0.00%	2.09%	0.1570
2018-11-26	2020-06-30	0.50	2,000,000	0.34	92.00%	0.00%	2.02%	0.0822
2019-02-11	2024-02-11	0.50	5,000,000	0.29	100.00%	0.00%	1.69%	0.1950

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

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date		N/A
Dividend yield		—
Expected volatility		100%
Risk-free interest rate		1.69%
Expected life of option (years)		3.17 years
Option exercise price	A$	0.5000
Weighted average share price at grant date	A$	0.285
Value per option	A$	0.1431

June 2017 Options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date		N/A
Dividend yield		—
Expected volatility		100%
Risk-free interest rate		1.69%
Expected life of option (years)		1.33 years
Option exercise price	A$	0.5000
Weighted average share price at grant date	A$	0.315
Value per option	A$	0.0937

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

b)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period were as follows:

	2020 A$	2019 A$	2018 A$
Options issued under ESOP	(533,912)	1,343,500	59,975

(i)	Revaluation of options issued in prior period

Options granted to Dr Gary Jacob on 11 February 2019 and valued at A$975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-valued at grant date 6 November 2019 after being approved by shareholders with a value of A$368,000.

Note 19. Related Party Transactions

(a)	Subsidiaries

Interests in subsidiaries are set out in note 10.

(b)	Transactions with other related parties

The following transactions occurred with related parties:

	2020 A$	2019 A$	2018 A$

Amounts settled in cash or shares for goods and services [1]
Purchases of various goods and services from entities controlled by key management personnel (i)	142,347	147,636	230,673

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

(i)	Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	rental of an office suite (Wattle Laboratories Pty Ltd); and

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non-executive directors, Peter Anastasiou and Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective January 2017, the annual rent was increased to A$39,525. The lease is for a three year term with an additional three year option period. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30, 2018, 2019 and 2020, we paid Wattle A$30,019, A$53,958 and A$41,369 (excluding Goods and Services Tax), respectively. The lease was renewed, commencing January 1, 2019 for three years.

●	warehousing, distribution and invoicing services (Grandlodge Capital Pty Ltd).

Grandlodge Capital Pty Ltd is an entity part-owned and operated by our non-executive directors Peter Anastasiou and Stephen Anastasiou. Mr. David Plush is also an owner of Grandlodge, and its associated entities.

Starting June 1, 2013, Grandlodge provides warehousing, distribution and invoicing services for our products for A$70,000 per year. During the 2020 financial year, the fees of A$70,000 equivalent were repaid by issuance of 437,500 ordinary shares based on a price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. During the 2019 financial year, the fees of A$70,000 equivalent were repaid by issuance of 437,500 ordinary shares based on a price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. During the 2018 financial year, the fees of A$140,000 equivalent were repaid by issuance of 875,000 ordinary shares based on a set price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. The 875,000 shares issued to Grandlodge were in relation to the 2017 and 2018 financial years.

Grandlodge is reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the oral agreement, unless both Grandlodge and we agree to an alternative method of payment. The oral agreement may be terminated by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Fair value of equity instruments

Shares issued to Grandlodge Pty Ltd for services. Commencing 1 June 2013, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution, and invoicing services for Immuron’s products for A$70,000 per annum. The terms of the agreement was to have fees will be payable in new fully paid ordinary shares in Immuron Limited as a set price of A$0.16 per share.

The fair value of the equity instrument has been identified as not having been previously assessed and accounted for in accordance with IFRS 2 Share Based Payments. Management has undertaken an assessment of the impact of this and concluded this to be an immaterial error. This has been corrected in the current year by restating the prior period financial statements presented and the related notes included herein to present the fair value of equity instruments issued. The immaterial error to record the fair value of the equity instruments issued for the years 30 June 2014 to 30 June 2017 resulted in an increase of A$297,204 in share capital and a corresponding increase in accumulated losses. The impact of the 2014-2017 revision has been also reflected in the 30 June 2018 and 30 June 2019 years presented. General and administrative expenses have been revised to increase by A$57,653 and A$23,678 for the fair value of the equity instruments issued in 2018 and 2019 respectively, with a corresponding increase in share capital for the same amount.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2020 A$	2019 A$	2018 A$
Amounts settled in cash or shares during the period [1]
Rental of an office suite from Wattle Laboratories Pty Ltd	41,369	53,958	33,020
Services rendered by Grandlodge Capital Pty Ltd	100,978	93,678	197,653
	142,347	147,636	230,673

1.	The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 1(a)(v) for additional information.

(c)	Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2020 A$	2019 A$	2018 A$
Current payables (purchases of goods and services)
Entities controlled by key management personnel	-	-	35,000

(d)	Loans to/from related parties

	2020 A$	2019 A$	2018 A$
Loans from key management personnel
Beginning of the year	-	-	-
Loans advanced	-	-	500,000
Loans repayments made	-	-	(500,000)
Fees and interest charged	-	-	20,342
Fees and interest paid	-	-	(20,342)
End of year	-	-	-

Terms and conditions:

During the year ended 30 June 2018, the group entered into a short-term loan arrangement for an amount of A$500,000 with Great Accommodation Pty Ltd, an entity controlled by Mr Daniel Pollock. The purpose of this loan was to fund on going R&D expenditure. Interest accrued at a rate of 15% per annum in addition to a A$15,000 establishment fee. The loan was repaid in full on 12 February 2018.

Grandlodge Capital Pty Ltd (Grandlodge) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou. Mr David Plush is also an owner of Grandlodge, and its associated entities. On 6 June 2016 and 9 May 2017, Immuron executed a short-term funding agreement with Grandlodge for a principle amount of A$750,000 (interest rate 15%) and A$500,000 (interest rate 15%) respectively. The short-term funding is a cash advance against the anticipated refund Immuron will receive from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for the group’s eligible R&D expenditure incurred for financial year of 2016 and 2017. Interest expense was approximately A$57,000 for the years ended 30 June 2017. Loan from June 2016 and May 2017, plus applicable fees and interest, was repaid to Grandlodge on 2 December 2016 and 23 June 2017, respectively.

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

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the group's functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the group including United States dollar (USD), Canadian dollar (CAD) and Israeli Shekel (ILS). This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

Exposure

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2020			2019
	USD A$	CAD A$	ILS A$	USD A$	CAD A$	ILS A$
Cash and cash equivalents	2,954,589	107,605	-	4,852,834	22,801	-
Trade receivables	45,591	-	-	157,451	-	-
Trade payables	29,946	1,923	41,771	245,284	-	13,657
Total exposure	3,030,126	109,528	41,771	5,255,569	22,801	13,657

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

The Group has conducted a sensitivity analysis of its exposure to foreign currency risk. The Group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 3.3% (2019: 6.9%)

	Impact on loss for the period		Impact on other components of equity
	2020 A$	2019 A$	2020 A$	2019 A$
USD/AUD exchange rate - change by 3.3% (2019: 6.9%)*	99,994	362,634	4,035	1,334

*	Holding all other variables constant

Profit is more sensitive to movements in the AUD/USD exchange rates in 2020 than 2019 because of the increased amount of USD denominated cash and cash equivalents and the increased variability of the AUD/USD exchange rate. Equity is less sensitive to movements in the AUD/USD exchange rates in 2020 than 2019 because of the decreased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group’s exposure to other foreign exchange movements is not material.

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

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2020 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

On that basis, the loss allowance as at June 30, 2020 was determined as follows for trade receivables:

	Days past due
30 June 2020	Current A$	1-30 A$	31-60 A$	61-90 A$	91-120 A$	121+ A$	Total A$
Expected credit loss rate	0.60%	8.06%	0.00%	23.35%	38.30%	100.00%
Gross carrying amount	2,820	1,055	-	14,476	7,447	23,721	49,519
Loss allowance	17	85	-	3,380	2,852	23,721	30,055

On that basis, the loss allowance as at June 30, 2019 was determined as follows for trade receivables:

	Days past due
30 June 2019	Current A$	1-30 A$	31-60 A$	61-90 A$	91-120 A$	121+ A$	Total A$
Expected credit loss rate	1.66%	6.19%	18.28%	30.06%	99.78%	91.64%
Gross carrying amount	209,731	83,291	15,385	416	4,307	19,842	332,972
Loss allowance	3,476	5,153	2,813	125	4,297	18,182	34,046

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

(c)	Liquidity risk

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

	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amt (assets)/ liabilities
	A$	A$	A$	A$	A$	A$	A$

At 30 June 2020

Trade and other payables	173,663	-	-	-	-	173,663	173,663
Lease liabilities	20,890	21,286	21,286	-	-	63,462	63,462
Total	194,553	21,286	21,286	-	-	237,125	237,125

At 30 June 2019

Trade and other payables	1,091,919	-	-	-	-	1,091,919	1,091,919
Total	1,091,919	-	-	-	-	1,091,919	1,091,919

Note 21. Events occurring after the Reporting Date

On July 24, 2020, the company completed a capital raising comprising 1,066,668 American Depositary Shares (ADS) at US$18.75 per security. The gross proceeds to the company were US$20m. Direct costs of equity raising amounted to US$1.6m and additional discretionary amounts to KMP of A$1.6m have been accounted for as an expense in the period after year end.

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

Immuron Limited

By:	/s/ Jerry Kanellos
Jerry Kanellos
Chief Executive Officer

Dated: October 28, 2020