Form 20-F
period 2021-06-30
Immuron Ltd
filed 2021-10-29
CIK 1660046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

+61 (0)3 9824 5254 (phone); +61 (0)3 9822 7735 (fax)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing 40 Ordinary Shares	IMRN	The NASDAQ Stock Market LLC

Warrants (expiring June 2022)	IMRNW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2021                     227,246,596

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes ☐ No ☒

INTRODUCTION

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies that we believe can address significant unmet medical needs. Our polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and essentially do not cross into the bloodstream, potentially leading to much improved safety and tolerability, without sacrificing efficacy. We believe that our lead drug candidates, currently in clinical development, have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridiodes difficile (C.difficle) infections. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial and is sold in pharmacies throughout Australia. Protectyn® is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® (NPN 80046016) in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We also have several early-stage assets under development. Our technology platform can be used to block viruses or bacteria and neutralize the toxins they produce at mucosal surfaces such as the Gastrointestinal tract. We have completed the manufacture of three new Shigella-specific therapeutic products using proprietary vaccines developed by the Walter Reed Army Institute of Research (WRAIR). This collaboration aims to develop an oral therapeutic for shigellosis, a severe form of dysentery that affects about 165 million people a year, mostly children, and causes up to a million deaths. Symptoms of shigellosis, also known as bacillary dysentery, include severe and bloody diarrhea, fever, and stomach cramps. We also are pursuing a research program focused on the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19. Our Hyper-immune Bovine Colostrum used to manufacture our commercial products Travelan® and Protectyn® has demonstrated antiviral activity against SARS-CoV-2 in laboratory studies. Our research is focused on identifying the inhibitory substance/s unique to the colostrum samples.

Our American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) and warrants (each, a “Warrant” and collectively, the “Warrants”) are listed on The NASDAQ Capital Market under the symbols “IMRN” and “IMRNW”, respectively. Each ADS represents 40 of our ordinary shares, no par value. Each Warrant has a per ADS exercise price of US$10.00 and expires five years from the date of issuance. Our ordinary shares are also listed on the Australian Securities Exchange under the symbol “IMC.”

Our consolidated financial statements appearing in this annual report are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this annual report comply with the IFRS.

In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States, and all references to “Australian dollars”, “A$” or “$” are to the currency of Australia. Unless otherwise indicated or the context implies otherwise, items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollar (“A$” or “$”), which is Immuron Limited’s functional and presentation currency. Unless otherwise indicated or the context implies otherwise all references to “we,” “us,” or “our” refers to Immuron Limited, an Australian corporation.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The tables below set forth selected consolidated financial data as of and for the five years ended June 30, 2021, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of June 30, 2021 and 2020 appear in this annual report. The consolidated income statement data for the years ended June 30, 2021, 2020 and 2019 and the consolidated balance sheet data as of June 30, 2021 and 2020 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements”. The consolidated financial data as of June 30, 2019, 2018 and 2017 and for the years ended June 30, 2018 and 2017 have been derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:

	For the year ended June 30,
	2021 A$	2020 A$	2019 A$	2018 A$	2017 A$
Consolidated Statement of Profit or Loss and Other Comprehensive Income Data:

Revenue from contracts with customers	145,776	2,518,566	2,387,426	1,842,909	1,396,197
Cost of Goods Sold	(51,071)	(688,836)	(667,371)	(418,693)	(337,546)
Gross Profit	94,705	1,829,730	1,720,055	1,424,216	1,058,651

Other Income	617,110	473,674	532,050	1,849,163	1,605,987
Other gains/(losses) – net	(1,342,293)	11,335	38,413	95,167	(375,479)

Expenses:
General and administrative expenses	(3,978,679)	(3,703,990)	(3,694,306)	(3,410,254)	(2,682,766)
Share-based payment expenses	(2,116,013)	533,912	(1,343,500)	(59,975)	(522,665)
Research and development expenses	(1,367,054)	(1,178,685)	(1,044,528)	(2,257,224)	(4,630,674)
Selling and marketing expenses	(287,684)	(871,551)	(864,644)	(686,714)	(1,271,526)
Operating loss	(8,379,908)	(2,905,575)	(4,656,460)	(3,045,621)	(6,818,472)

Finance income	9,204	—	39	1,238	8,386
Finance expenses	(13,761)	(21,631)	—	(24,199)	(89,654)
Finance costs - net	(4,557)	(21,631)	39	(22,961)	(81,268)

Loss before income tax	(8,384,465)	(2,927,206)	(4,656,421)	(3,068,582)	(6,899,740)
Income Tax Expense	—	—	—	—	—
Loss for the period	(8,384,465)	(2,927,206)	(4,656,421)	(3,068,582)	(6,899,740)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	(14,953)	102,938	61,846	(79,599)	40,017
Total Comprehensive Loss for the Period	(8,399,418)	(2,824,268)	(4,594,575)	(3,148,181)	(6,859,723)

Loss per share, basic and diluted (in cents per share)	(3.79)	(1.66)	(3.22)	(2.30)	(6.48)
Weighted-average number of shares outstanding, basic and diluted	221,062,229	176,393,354	144,740,535	133,660,556	105,866,110

	As of June 30,
	2021 A$	2020 A$	2019 A$	2018 A$	2017 A$
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	25,047,281	3,250,468	5,119,887	4,727,430	3,994,924
Total current assets	25,752,778	4,409,041	6,682,444	7,050,437	8,267,654
Total assets	27,053,106	6,202,163	8,561,647	9,242,688	8,286,491
Total current liabilities	1,121,853	516,411	1,195,531	803,338	1,711,565
Total liabilities	1,158,049	558,250	1,210,511	803,338	1,711,565
Total equity	25,895,057	5,643,913	7,351,136	8,439,350	6,574,926

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

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

Summary of Risks Related to Our Financial Condition

As a company predominantly focused on the research and development activities of our existing patent portfolio we have incurred operating losses; we expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

Summary of Risks Related to Our Business

Clinical trials are expensive and time consuming, and their outcome is uncertain.

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

Summary of Risks Related to Government Regulation

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

Summary of Risks Related to Our Intellectual Property

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

Summary of Risks Related to Our Securities

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

As a company predominantly focused on the research and development activities of our existing patent portfolio we have incurred operating losses; we expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred losses in every period since we began operations in 1994 and we have reported net losses of A$8,384,465, A$2,927,206, A$4,656,421, A$3,068,582 and A$6,899,740 during the fiscal years ended June 30, 2021, 2020, 2019, 2018 and 2017, respectively. As of June 30, 2021, our accumulated deficit was A$65,932,888. We are budgeting to continue to incur additional operating losses for the next several years as we expand our research and development activities for the treatment of infectious diseases, commence new trials for our product candidate IMM-529 for C. difficile, and potential other assets/indications. We may never be able to achieve or maintain profitability.

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

As of June 30, 2021, we had A$25,047,281 in cash and cash equivalents. Developing prescription products is expensive and we will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

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

The process of developing product candidates for the prevention and treatment of gut mediated pathogens contains several inherent risks and uncertainties, including clinical and regulatory risks.

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

We are a commercial and development stage company and our success is uncertain.

We are a commercial and clinical-stage biopharmaceutical company and our pharmaceutical products are designed to treat a range of infectious diseases. Other than our Travelan and Protectyn products, we have not sufficiently advanced the development of any of our products, including our current lead product candidate, IMM-124E, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

We receive Australian government research and development income tax concession refunds. If our research and development expenditures are not deemed eligible for the refund, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received, and expect to continue to receive, refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures by small to medium size Australian entities during the year ended June 30, 2021, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss.

The Research and Development Tax Incentive refunds are made by the Australian federal government for eligible research and development purposes based on the filing of an annual application and subsequent income tax returns for the fiscal year. We recognized Research and Development Tax Concession Incentive refunds in the fiscal years ended June 30, 2020, June 30, 2019, June 30, 2018 and June 30, 2017 of A$308,225, A$531,005, A$1,849,123 and A$1,575,315, respectively, and we have recognized A$306,154 for the fiscal year ended June 30, 2021, that includes an estimate of the receipt for the claim yet to be filed.

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

Risks Related to Our Business

A variety of general risk factors associated with commercializing our products and product candidates internationally could materially adversely affect our business.

We, or our licensing partners, may seek regulatory approval for our products or product candidates in multi- jurisdictions, accordingly, we expect that we will be subject to additional risks for our products and product candidates related to operating in foreign countries if we obtain the necessary approvals, including:

●	differing regulatory requirements in foreign countries;

●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labour laws for employees living or traveling abroad;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

●	difficulties staffing and managing foreign operations;

●	workforce uncertainty in countries where labour unrest is more common than in the U.S.;

●	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as in the EU or the U.S.;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our or our licensing partners’ international operations may materially adversely affect our ability to attain or maintain profitable operations.

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2021, our cumulative operating losses have a total potential tax benefit of A$11,486,431 at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and for losses generated prior to January 1, 2018 for up to 20 years in the U.S. as long as certain conditions are met. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, as amended. Our carry forward net operating losses in the U.S. first start to expire in 2035.

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

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. As of June 30, 2021, our management determined that we had no material weaknesses in our internal control over financial reporting. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our ordinary shares and ADSs could drop significantly.

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

Our status as a PFIC may also depend, in part, on how quickly we utilize any cash proceeds from any offering. Since PFIC status depends on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of our ordinary shares or ADS, which may be volatile, there can be no assurance that we will not be a PFIC for any taxable year. While we expect that we were not a PFIC for our taxable year ended June 30, 2021, no assurance of our PFIC status can be provided for such taxable year or future taxable years. Prospective U.S. investors should discuss the issue of our possible status as a PFIC with their tax advisors.

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

B. Business Overview

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and essentially do not cross into the bloodstream, potentially leading to much improved safety and tolerability, without sacrificing efficacy. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter orally administered passive immunotherapeutic product and is indicated to reduce the risk of travelers’ diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial and is sold in pharmacies throughout Australia. Protectyn® (AUST L 231001) is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® (NPN 80046016) in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

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

We also have several early-stage assets under development. Our technology platform can be used to block viruses or bacteria and neutralize the toxins they produce at mucosal surfaces such as the Gastrointestinal tract. We have completed the manufacture of three new Shigella-specific therapeutic products using proprietary vaccines developed by the Walter Reed Army Institute of Research (WRAIR). This collaboration aims to develop an oral therapeutic for shigellosis, a severe form of dysentery that affects about 165 million people a year, mostly children, and causes up to a million deaths. Symptoms of shigellosis, also known as bacillary dysentery, include severe and bloody diarrhea, fever, and stomach cramps. We are also pursuing a research program focused on the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19. Our Hyper-immune Bovine Colostrum used to manufacture our commercial products Travelan® and Protectyn® has demonstrated antiviral activity against SARS-CoV-2 in laboratory studies. Our research is focused on identifying the inhibitory substance/s unique to the colostrum samples.

Travelan sales for fiscal year 2021, 2020 and 2019 were gross A$166 thousand (net: A$146 thousand), A$2.7 million (net: A$2.5 million) and A$2.5 million (net: A$2.3 million), respectively.

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

Risk management covering the source of colostrum must focus on assurance of absence of Bovine Spongiform Encephalopathy (“BSE”), commonly known as Mad Cow Disease attributable to the liquid raw product. BSE is a transmissible and fatal neurodegenerative disease that affects cattle. BSE has never been detected in cattle in Australia or New Zealand. The World Organization for Animal Health recognizes both countries as having a negligible BSE risk status. Australia and New Zealand are two of only 16 countries in the world to-date assessed by the European Union as meeting all criteria for the lowest geographical BSE risk level.

OUR PIPELINE

We presently have three drug candidates in clinical development that have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, recurrent C. difficile infections, Enterotoxigenic Escherichia coli (ETEC) infections and travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. As we have already reported to our shareholders, the sales of Travelan remain severely impaired due to COVID-19 restrictions and the associated reduction in long-haul travel impact every Travelan® market. The COVID-19 pandemic resulted in international travel restrictions and brought to an abrupt halt the travel plans of millions throughout the world. Many countries went into total lockdown with people unable to leave their homes except for very limited purposes. The sales of Travelan are likely to remain suppressed until the impact of COVID-19 on travel restrictions and lockdowns by government bodies are reduced. The company is pleased to report albeit a small uplift of sales in the United States as domestic and international travel resumes on the back of over 380 million total vaccine doses administered in the country to date. The pandemic has also caused significant disruptions to global clinical development with many planned studies being delayed, paused or closed.

Immuron’s IMM-124E used to manufacture Travelan® and Protectyn® demonstrates antiviral activity against the COVID-19 virus in laboratory studies

The company announced to the market in July 2020 that the hype-Immune bovine colostrum used to manufacture the company’s flag ship commercially available and over-the-counter gastrointestinal and digestive health immune supplements Travelan® and Protectyn® demonstrated neutralizing activity against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19. The in-vitro assessment of the neutralization of SARS-CoV-2 was performed on four production lots of product used to manufacture Travelan® and Protectyn® using the SARS-CoV-2 hCoV-19/Australia/VIC01/2020 virus obtained from Melbourne’s Peter Doherty Institute for Infection and Immunity.

In May 2021, the company reported that Monash University Research Scientists at the Biomedicine Discovery Institute had completed the developed of two new immunologically based assays utilizing two recombinant reagents, the SARS-CoV-2 Spike protein and a receptor binding domain protein obtained from Melbourne’s Peter Doherty Institute for Infection and Immunity. The studies completed by Monash suggested that the SARS-CoV-2 inhibitory activity in the hyper-Immune colostrum used to manufacture Travelan® and Protectyn® does not target the spike protein or the receptor binding domain that the virus uses to dock to the cells it infects. The research team has also completed the purification of the major immune components (IgA and IgG) from the hype-Immune bovine colostrum.

CSIRO Biomedical Manufacturing has also completed additional characterization work performed on the hype-Immune bovine colostrum which demonstrated neutralizing activity against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2). The work focused on peptide sequencing by liquid chromatography tandem-mass spectrometry (LC-MS/MS) and identified several Ig-like proteins as major components that appear to be enriched in bovine colostrum samples compared to Control Milk Powder. The LC-MSMS analysis is very sensitive and detected a total of 375 proteins across all samples tested. Work continues with the data analysis to identify other key proteins unique to the colostrum samples that are not present in the milk powder controls. Once completed the neutralizing activity of the various immune components will be tested against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2).

We know that SARS-CoV-2 causes an influenza-like disease that is primarily thought to infect the lungs with transmission through the respiratory route ranging from mild respiratory symptoms to severe lung injury, multiorgan failure, and death. Understandably, respiratory symptoms have dominated the clinical focus, however gastrointestinal symptoms such as diarrhea, vomiting, and abdominal pain are also observed in a subset of patients often presenting with no respiratory symptoms. In the United States the Centers for Disease Control and Prevention updated the symptoms of coronavirus to include diarrhea. Clinical research suggests that the Gastrointestinal tract may present another viral target organ. The virus RNA has been detected in anal swabs of some patients even after nasopharyngeal testing has turned negative, and cells in the inner-gut lining express high amounts of the angiotensin-converting enzyme 2 (ACE2) receptor that SARS-CoV-2 uses to gain entry to cells implying the potential for gastrointestinal infection and a fecal–oral transmission route. However, fecal–oral transmission has not been demonstrated to be a significant factor in the pandemic and the current research is still inconclusive. The company has filed a provisional patent application in respect of the findings.

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

All four production lots produced mean EC50 values of 40.5 to 91.9 ug/mL and inhibited viral replication at concentrations which there was no observed cell toxicity. The concentration of IMM-124E at which virus replication was inhibited by 90 percent (EC90) produced mean EC90 values ranging from 48.7 to 155.4 ug/mL for all four lots tested again at concentrations at which there was no observed cell toxicity. A commercially available high protein milk powder product was used as a placebo in the studies and produced EC50 values greater than the observed cellular cytotoxicity concentration of >4800 ug/mL. The control milk powder inhibited viral replication at doses> 25,000 ug/mL and more importantly did not inhibit viral replication at doses at which it was cytotoxic to cells. Another major finding made during the study was that cell viability in the presence of IMM-124E was greatly enhanced when compared to placebo. IMM-124E improved cell viability by 180 to 260% relative to controls. These results indicate that IMM-124E at concentrations which inhibited SARS-CoV-2 replication also improved cell viability.

US Department of Defense New Drug Candidate to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections.

The COVID-19 pandemic has disrupted clinical trials globally and following over a 12-month hiatus the NMRC has reported that most of the inpatient clinical trial sites in the USA are slowly coming off COVID-19 based restrictions and the Company looks forward to the recommencement of the planned NMRC clinical development programs. In July 2020, Immuron announced that the NMRC received written guidance from the U.S. Food and Drug administration (FDA) in relation to the clinical development pathway of a new investigational drug which the company is developing to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections. The Type B meeting with the FDA discussed the Chemistry, Manufacturing and Controls including the proposed release testing specifications of the product as well as the planned clinical studies evaluating the safety and efficacy of the product. The NMRC has addressed the FDA questions posed in the briefing documentation and is in the process of finalizing the IND application.

The company initiated the second vaccination campaign in March 2021 and utilized the bispecific vaccine developed by the NMRC which is made up of the capsule of C. jejuni chemically conjugated to the CFA/I pilin of ETEC. The second vaccination campaign was successfully completed in May 2021 and each animal in the second herd received three doses of the vaccine. The hyper-immune colostrum was harvested in July 2021 and samples were shipped to the NMRC for immunological evaluation. The NMRC confirmed that the conjugated vaccine produced a robust immunological response and reported that the new Hyper-immune therapeutic contains high levels of antibodies which specifically target Campylobacter jejuni capsule and Enterotoxigenic Escherichia coli (ETEC) colonization factor antigen 1 (CFA/1). These are key antigenic targets predicted to be protective against diarrhea induced by both pathogens.

The manufacturing campaign for the drug substance was completed in August 2021 and the company plans to complete the manufacture of active drug product in October 2021. Once completed the investigational medical products will be transferred to the Johns Hopkins Bloomberg School of Public Health (JHBSPH) in the USA the clinical trial site which will be conducting the two planned Controlled Human Infection Model clinical studies. Work on the Investigational New Drug (IND) application and the clinical protocols for evaluating the safety and efficacy of the product in moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections continues. The NMRC now plans to file the IND application with the U.S. Food and Drug administration (FDA) in Q1 2022. The ability of the new hyperimmune product to protect volunteers from moderate to severe campylobacteriosis and ETEC disease will be assessed during two inpatient clinical trials the first of which is scheduled to commence in the first half of 2022.

For all the disruption caused by the COVID-19 pandemic, our partnerships with components of the US Department of Defense remain strong, close, and strategically vital. We will continue the clinical development of a new oral therapeutic to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections in conjunction with the US Naval Medical Research Centre.

IMM-124E Travelers’ Diarrhea Efficacy Field Trial

Several meetings have been held this year with our US Department of Defense (US DoD) associates to review the proposed company sponsored phase III clinical trial protocol, address key questions identified by the FDA clinical reviewers and to identify potential endemic countries and clinical sites of interest to the US DoD. During these meetings the company was invited to present its strategic plan for the Biologics License Application (BLA), to the Military Infectious Diseases Research Program (MIDRP). MIDRP manages research and development programs for the US DoD and its mission is to protect the U.S. military against naturally occurring infectious diseases via the development of U.S. Food and Drug Administration (FDA) approved vaccines, drugs, and diagnostic assays. The meeting also focused on funding opportunities available to support the BLA and the associated approval process, as well as to provide some additional insights on the processes the company would need to navigate to advance Travelan with FDA licensure and DoD acquisition.

The proposed development program is based on the past commercial and clinical trial experience with Travelan®. Two company sponsored clinical studies have demonstrated that Travelan® conferred 84% to over 90% protective efficacy against moderate to severe diarrhea upon challenge with ETEC in comparison to a placebo. These clinical studies were performed using two different doses of Travelan® (200 mg and 400 mg), administered 3 times a day. Ongoing discussions with Army and Navy leadership have highlighted that such a regimen is cumbersome for military personnel deployed in austere environments and military field studies have shown that compliance is low with products dosed more than once per day. The rationale behind the company’s proposal is to leverage the current BLA program to obtain US Government funding to test the efficacy of one large daily dose regimen of Travelan® in a controlled human infection model (CHIM) clinical study using the ETEC strain H10407. This dose regime is potentially more amenable for use in military populations. Results of the proposed clinical study will inform dosing in the planned pivotal Phase 3 studies for BLA licensure.

The company’s presentation was held on the 25 May 2021 and was well attended by the US Government sponsors. The Government reviewers were very much engaged and interested in the technology and the proposal. Advanced Technology International (ATI), the MTEC Consortium Management Firm formally notified the Company on the 25 June 2021 that our proposal was considered eligible for award and requested Immuron to submit a full proposal for consideration which was prepared and submitted to the MTEC Contracts team on the 13 July 2021. The company received formal notification confirming that the US Government sponsors had completed the evaluation of our proposal and intends to select it for award subject to funding availability.

Uniformed Services University Phase II P4TD Field Trial targeting travelers’ diarrhea

The company received a purchase order and in May 2021 supplied Travelan® drug substance (IMM-124E) to support the Uniformed Services University (USU) planned clinical trial program to evaluate the efficacy of Travelan® and two other non-antibiotic OTC products in Travelers’ Diarrhea. USU’s Infectious Diseases Clinical Research Program (IDCRP), the UK Ministry of Defense and the New York City Travel Clinic are jointly planning to conduct a randomized clinical trial to evaluate the efficacy of three nutraceutical products for TD and inform strategies for Defense Force Health Protection. The P4TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of 3 commercially available nutraceuticals: A prebiotic (Bimuno®), a probiotic (Florastor®) and IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region

IMM-124E is manufactured from colostrum harvested from dairy cows that have been immunized against the 13 most common pathogenic strains of enterotoxigenic E.coli (ETEC). IMM-124E is designed to block and reduce bacterial growth without negatively impacting essential microbiota, and is a first-in-class, oral polyclonal antibody therapeutic which targets gram negative ETEC and other cross-reactive pathogenic bacteria in the gut, leading to the blockage of their pathologic activities.

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

IMM-529 to Treat Recurrent C. difficile Infections (CDI)

The company has completed the assessment of the acceptability of the orphan drug designation (ODD) application for IMM-529. Based on the literature related to Clostridiodes difficile, treatment of recurring infection, and the information available on the center for disease control (CDC) and prevention site, our regulatory consultants have concluded that it would be challenging to secure an ODD designation for IMM-529 based on the available data.

The company has established a Medical Advisory Committee to review the clinical development plans and establish a clinical protocol for IMM-529 in recurrent Clostridiodes difficle Infections (CDI). Members include Professor Teena Chopra, Professor of Medicine Wayne State University School of Medicine, Detroit Michigan. Professor Chopra is an Infectious Disease Epidemiologist with a specific interest in CDI. Professor Paul Feuerstadt assistant Clinical Professor of Medicine, Yale University School of Medicine and Professor Sahil Khanna, Professor of Medicine at the Mayo Clinic. The committee members have an in depth understanding on CDI and currently treat a large number of patients with recurring CDI. The Medical Advisory Committee has completed their review of the clinical trial protocol following several meetings held this year and we are currently in the process of finalizing the clinical protocol, identifying suitable clinical trial sites and updating the Project plan which will be presented to the Board of Directors for approval.

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

In June 2019, we also reported the completion of the manufacture of three new Shigella-specific therapeutic products using proprietary vaccines developed by WRAIR. The immune reactivity of the three hyper-immune Shigella specific products were evaluated by the WRAIR using Enzyme-Linked ImmunoSorbent Assay and Western Blot analysis. The antibodies in the products were shown to react with the specific antigens present in the vaccines. The antibodies within the three products were also reactive to 4 different clinical isolates of Shigella (S. flexneri 2a, S. flexneri 3a, S. flexneri 6, and S. sonnei). The three Immuron Shigella-specific therapeutic products will now go on to evaluation in WRAIR’s preclinical models of shigellosis.

In September 2019, we announced the results of the study, sponsored by the DoD and funded through the Defense Health Agency, which was performed at the overseas laboratory of the WRAIR located in Bangkok, Thailand. The goal was to investigate the breadth of Travelan®’s immunological reactivity against pathogenic Vibrio cholera bacterial isolates. Clinical isolates were collected from infected personnel located in Bangladesh, Cambodia, and Thailand, enabling researchers to gauge Travelan®’s potential against bacterial strains typically seen in the field. When compared to a placebo control, researchers found that the polyclonal antibodies comprising Immuron’s Travelan® product were reactive to all 71 clinical isolates from these infected individuals. The ability of Travelan® to bind these bacteria highlights the broad-spectrum recognition by Travelan® of surface antigens on potentially debilitating and even life-threatening bacteria.

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

OUR ADVISORY BOARD

Our company’s programs are supported by an advisory board consisting of:

●	Professor Teena Chopra, Professor of Medicine Wayne State University School of Medicine, Detroit Michigan. Professor Chopra is an Infectious Disease Epidemiologist with a specific interest in CDI.

●	Professor Paul Feuerstadt is an attending Gastroenterologist at the Gastroenterology Center of Connecticut/PACT-Gastroenterology Center Hamden, CT and is also an Assistant Clinical Professor of Medicine at and the Yale University School of Medicine, New Haven, CT and the Frank H. Netter School of Medicine of Quinnipiac University, Hamden, CT.

●	Professor Sahil Khanna, Professor of Medicine at the Mayo Clinic. Professor Khanna clinical practice focusses on the care and treatment of patients with CDI and he was instrumental in the establishment and implementation of the Fecal Microbiota Transplantation program at Mayo Clinic, Rochester, MN.

●	Dr. Glenn Tillotson is a healthcare scientist with sound global infectious disease (ID) background and experience in anti-infective drug development and global medical educational and medical affairs. He has developed a significant network of sites/experts in the ID field and has authored many publications in the various aspects of ID.

●	Dr. Dena Lyras (PhD) – Monash University. Dr. Lyras, an associate professor at Monash University, is one of the world’s leading experts in C. difficile. Dr. Lyras has spent her research career developing world-leading knowledge of C. difficile. She was the lead author of a seminal study published in Nature in 2009, which shed new light on the essential role specific toxins play in causing disease, a discovery that disproved prevailing opinion.

●	Dr. Arun Sanyal (MD) – University of Virginia. Professor of Medicine and Former Chairman of the Division of Gastroenterology, Hepatology and Nutrition, VCU Medical Center. Dr. Sanyal is an internationally renowned expert in liver diseases. He is a former President of the American Association for the Study of Liver Diseases and is the current Chair of the Liver Study Section at the NIH.

●	Dr. Stephen Harrison (MD) – Professor of Medicine, Uniformed Services University of the Health Sciences, Bethesda, Maryland; Physician, San Antonio Military Medical Center, Fort Sam Houston, San Antonio, Texas. Chief of Residents, Internal Medicine, Brooke U.S. Army Medical Center. Dr. Harrison is an internationally renowned expert in NASH and his group has published seminal work on many aspects in the field. Dr. Harrison is the Principal Investigator of Galectin’s GR-MD-02’s Phase 2 trial and hold’s key roles in other leading clinical NASH studies.

●	Dr. Miriam Vos (MD) – Emory University. Dr. Vos is an associate professor of pediatrics at the Emory University School of Medicine, and an attending Hepatologist at Children’s Healthcare of Atlanta. She specializes in the treatment of GI disease in children as well as fatty liver disease and obesity. Dr. Vos is also the author of The No-Diet Obesity Solution for Kids.

●	Dr. Manal Abdelmalek (MD) – Duke University Medical Center. Dr. Abdelmalek is Associate Professor of Medicine at Duke Medical University Medical Center, Division of Gastroenterology & Hepatology, Section of Hepatobiliary Diseases & Liver Transplantation. Dr. Abdelmalek is a leading investigator in the field of NASH.

●	Dr. Gerhard Rogler (MD, PhD) – Zurich University. Dr. Rogler was the principal investigator of our Colitis preclinical program. He ceased to be a member of our advisory board when the scientific results were published on January 25, 2019. Dr. Rogler is the Chairman of the Scientific Advisory Board of the University of Zurich and Professor of Gastroenterology and Hepatology and Consultant Gastroenterologist at the Division of Gastroenterology & Hepatology, Department of Medicine, Zürich University Hospital, Switzerland.

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

The COVID-19 pandemic caused massive international travel restrictions in mid to late March 2020, affecting every Travelan® market, which had a flow-on effect to Q4 FY20 Travelan® sales due to the product’s positioning as a Travelers’ Diarrhea therapeutic. Gross worldwide sales of Travelan® increased by 5% in the 2020 fiscal year to A$2.7M. This decline in global sales followed on from a strong period of ~60% growth in the first 3 quarters of 2020. In the 2021 fiscal year, gross worldwide sales of Travelan® significantly decreased to A$165,686.   We re-focused our marketing to promote Travelan® and its sister product, Protectyn®, for their gut and digestive health benefits. When travel stops and lockdown requirements see people isolated at home, dietary habits change, with an increasing prevalence of home food preparation and deliveries of take-away meals. With these adjustments comes the increased risk of variable personal and commercial food hygiene standards.

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

The underlying nature of our platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to directly block viruses or bacteria and neutralize the toxins they produce at mucosal surfaces (such as the GI tract). Additionally, the dairy origins of our antibodies enable us to commercialize our platform through most regulatory pathways, including prescription, medical foods, over-the-counter medicines, and dietary supplements.

Manufacturing Process

Our active pharmaceutical ingredients are manufactured under cGMP conditions and many of the components are the same as those of normal cow’s milk. However, the main differentiation between milk and our active ingredient constituents is the presence of antibodies in bovine colostrum of the order of 35-45% by weight of dry colostrum powder. The main classes of immunoglobulins found in the active ingredient are IgG with smaller amounts of IgM and IgA. Immunoglobulins account for up to 70–80% of the total protein content in colostrum, whereas in milk they account for only 1–2% of total protein. The major class of immunoglobulin G found in bovine colostrum is IgG1 making up between 65% and 90% of total immunoglobulins, in contrast to milk which comprises predominantly IgA.

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

Once harvested, preparation of the active ingredient complies with processes that are regulated by Dairy Safe standards in addition to the TGA, which is a Federal requirement and known globally for its stringent criteria. The raw colostrum material is first pasteurized then cooled and centrifuged using a milk separator to remove somatic cells, cell debris, some bacteria and fat. It is then subjected to membrane ultra-filtration, removing much of the water, salts and lactose. The colostrum wet concentrate is then spray dried to produce a powder, which is milled to 200 microns. The processes are typical for the dairy industry and for production of dairy foods. After spray drying, the active ingredient is ready for further processing into the oral dosage form.

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

These trademarks are as follows:

●	Immuron (registration in U.S.);

●	Travelan (registration in U.S., Australia, Canada and China); and

●	Protectyn (registration in Australia and Canada);

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

Our patent rights are supplemented by a comprehensive body of confidential and proprietary expertise that has been developed over many years and relates to the methods of production of the hyper-immune colostrum. These trade secrets include information relating to the production system and an effective immunization process that is approved by an independent animal ethics committee.

During the year ended June 30, 2021, we continued to expand our patent portfolio in various global jurisdictions.

A summary of our principal patent families is set out in the table below:

Number	Country	Status	Expiry
Composition and Method for the Treatment and Prevention of Enteric Bacterial Infections
2004216920	Australia	Granted	March 4, 2024
2,517,911	Canada	Granted	March 4, 2024
EP 16020270.1	Europe	Accepted	March 4, 2024
230664 B	India	Granted	March 4, 2024
542088	New Zealand	Granted	March 4, 2024
9,402,902	USA	Granted	March 4, 2024
8,637,025	USA	Granted	February 25, 2028

Methods and Compositions for the Treatment and/or Prophylaxis of Clostridium Difficile Associated Disease
2014253685	Australia	Granted	April 17, 2034
2,909,636	Canada	Pending	April 17, 2034
2986316	Europe	Pending	April 17, 2034
14/785,527	USA	Granted	April 17, 2034
20210506081.2	China	Pending	April 17, 2034
713233	New Zealand	Granted	April 17, 2034

Methods and Compositions
PCT/AU2021/050772	International	Pending	July 17, 2041

REGULATORY CONSIDERATIONS

Our clinical assets are considered as biologics by the FDA, conferring 12 years of market exclusivity from date of approval in the U.S. for approved drugs derived from our technology program. New products in Europe have 10 years of market exclusivity.

Our ongoing research and development activities, and the production and marketing of our pharmaceutical product candidates derived from those activities will be subject to regulation by human research ethics committees and institutional research boards, as well as numerous governmental authorities in Australia, principally the TGA, the FDA in the U.S., the MHRA in the United Kingdom and the EMA in Europe. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA, EMA and MHRA.

Clinical trials can take many years to complete and require the expenditure of substantial resources. The length of time varies substantially according to the type, complexity, novelty and intended use of the product candidate. We cannot make any assurances that once clinical trials are completed by us or our collaborative partners, we will be able to submit as scheduled a marketing approval request to the applicable governmental regulatory authority, or that such request and application will be reviewed and cleared by such governmental authority in a timely manner, or at all. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible and commercially appropriate, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our pharmaceutical product candidates and could adversely impact our business, financial condition and results of operations.

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

D. PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located at Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia. Our principal office is located at Suite 10, 25-37 Chapman Street, Blackburn North, Victoria 3130 and consists of approximately 1,500 square feet of office and warehouse space under a lease agreement which is expiring in December 2021, with an ongoing further three-year option for extension. We have no dedicated research and development facility as our research and development activities are provided by third party suppliers who are responsible for their own premises. We believe that our existing facilities are adequate for our current needs.

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

Fair value of R&D tax incentive

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended June 30, 2021, the group has included an item in other income of A$306,154 (2020: A$308,225) to recognize income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate. Furthermore, the group subsequently received additional $50,055 in current financial year as part of the R&D claim for financial year ended 30 June 2020.

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

For the year ended June 30, 2021 the Group has recorded other income of $306,154 (2020: $308,225) to recognize this amount which relates to this financial year. Furthermore, the Group subsequently received additional $50,055 in current financial year as part of the R&D claim for financial year ended June 30, 2020.

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

Inventory split

During the current financial period, management performed an assessment on its raw materials and its utilization within 12 months from reporting date. Management determined that no raw materials relating to Colostrum will be consumed within 12 months from reporting date; the remaining balance of $1,266,587 (2020: $1,722,349) will be consumed after 12 months from reporting dates.

During the year ended June 30, 2020, management has performed an assessment on its raw materials and their utilization within 12 months from reporting date and have determined none of raw materials relating to Colostrum is expected to be consumed within 12 months (2019: $225,765) and the remaining balance of $1,722,349 (2019: $1,862,063) is expected to be consumed after 12 months from reporting date.

Provision for employee benefits

Provision for employee benefits represents amounts accrued for annual leave and long service leave. The current portion for this provision includes the total amount accrued for annual leave entitlements and the amounts accrued for long service leave entitlements that have vested due to employees having completed the required period of service. Refer to note 1(r) for policies on provisions.

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

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this Annual Report.

Comparison of the fiscal years ended June 30, 2021 and 2020

 Revenue and Other income

	For the fiscal year ended
	June 30,		Increase/
	2021	2020	(Decrease)
	A$	A$	A$
Revenue:
Revenue from contracts with customers	145,776	2,518,566	(2,372,790)

Other Income:
Australian Federal R&D tax concession refund	356,209	308,225	47,984
COVID-19 government assistance	161,600	154,904	6,696
R&D grants	74,821	—	74,821
Other income	24,480	10,545	13,935
Total Other Income	617,110	473,674	143,436

Revenues received from the sale of goods decreased by A$2,372,790, or 94%, from fiscal 2020 to fiscal 2021, primarily due to the sales decline in the Australian, U.S. and North American markets for Travelan products due to the prolonged Covid-19 pandemic. We anticipate that revenues from sales of our Travelan product will not be able to increase in the near future.

For the fiscal 2021, the group has included an item in other income of $306,154 (2020: $308,225) to recognize income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. Furthermore, the group subsequently received additional $50,055 in fiscal 2021 as part of the R&D claim for fiscal 2020. As a result, our R&D tax concession income recognized for fiscal 2021 has slightly decreased as compared to for fiscal 2020. The overall decrease is attributed to a decrease in R&D tax concession expenditure relating to eligible research and development.

The group’s other grant income consists of grants received by the group with relation to COVID-19. Grants are recognized as other income when the group is reasonably assured that it will comply with the conditions attaching to it and the grant will be received. For the year ended 30 June 2021, the group has recognized $161,600 (2020: $154,904) in the COVID-19 government assistance packages and a $74,821 (2020: Nil) R&D grant from the Henry M Jackson Foundation.

Other (residual) income, which is income from inventory disposal and freight income, increased by A$13,935 in fiscal 2021, primarily due to the disposal of inventory of A$23,249.

Cost of Goods Sold and Gross Profit

	For the fiscal year ended
	June 30,		Increase/
	2021	2020	(Decrease)
	A$	A$	A$
Revenue from contracts with customers	145,776	2,518,566	(2,372,790)
Cost of Goods Sold	(51,071)	(688,836)	637,765
Gross Profit	94,705	1,829,730	(1,735,025)

Our key manufacturing partners provide us with a quality product at a known price which from a strategic point of view provides us with certainty around the manufacturing margins. The Company’s cost of goods sold margin increased to 35% in fiscal 2021 from 27% in fiscal 2020.

Expenses

	For the fiscal year ended
	June 30,		Increase/
	2021	2020	(Decrease)
	A$	A$	A$
Expenses:
General and administrative expenses	3,978,679	3,703,990	274,689
Share-based payment expenses	2,116,013	(533,912)	2,649,925
Research and development expenses	1,367,054	1,178,685	188,369
Selling and marketing expenses	287,684	871,551	(583,867)
Total expenses	7,749,430	5,220,314	2,529,116

General and administrative expenses. General and administrative expenses increased by A$274,689 from fiscal 2020 to fiscal 2021. The increase is mainly attributed to additional consulting services provided to the Company.

Share-based payment expenses. Share-based payment expenses increased by A$2,649,925 from fiscal 2020 to fiscal 2021. The increase is mainly attributed to the share-based payments made to employees, consultants and directors of the Company amounting to A$2,116,013 in fiscal 2021 compared to A$73,088 in fiscal 2020. In addition, options granted to Dr Gary Jacob on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-measured at grant date 6 November 2019 after being approved by shareholders with a value of $368,000, being a revaluation of $607,000 in the 30 June 2020 financials.

Research and development expenses. Research and development expenses increased by A$188,369 from fiscal 2020 to fiscal 2021. The slight increase in the research and development expenditure reflects the Company’s continued strategic focus and development.

Selling and marketing expenses. Selling and marketing expenses decreased by A$583,867 from fiscal 2020 to fiscal 2021 as the sales decline due to the prolonged Covid-19 pandemic.

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit increased by A$5,457,259, or 186%, from A$2,927,206 in fiscal 2020 to A$8,384,465 in fiscal 2021.

Given our, and our subsidiaries’, history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we, or our subsidiaries, will generate sufficient future taxable income against which we can utilize these unused tax losses and any uncalculated potential deferred tax assets, together with any other temporary differences. Should the need arise, we can, and will, revisit this position.

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

Revenues received from the sale of goods increased by A$131,140, or 5%, from fiscal 2019 to fiscal 2020. The COVID-19 pandemic caused massive international travel restrictions in mid to late March 2020, affecting every Travelan® market which had a flow-on effect to Q4 FY20 Travelan® sales due to the product’s positioning as a Travelers’ Diarrhea therapeutic. This decline in global sales followed on from a strong period of ~60% growth in the first 3 quarters of 2020. In April we re-focussed our marketing to promote Travelan® and its sister product, Protectyn®, for their gut and digestive health benefits.

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

Our key manufacturing partners provide us with a quality product at a known price, which, from a strategic point of view, provides us with certainty around the manufacturing margins. The Company’s cost of goods sold margin was broadly maintained year on year with a slight decrease to 27% in fiscal 2020 from 28% in fiscal 2019. As we expand our sales efforts in North America, we have been able to maintain economies of scale thereby broadly maintaining our cost of goods sold margins.

Expenses

	For the fiscal year ended
	June 30,		Increase/
	2020	2019	(Decrease)
	A$	A$	A$
Expenses:
General and administrative expenses	3,170,078	5,037,806	(1,867,728)
Research and development expenses	1,178,685	1,044,528	134,157
Selling and marketing expenses	871,551	864,644	6,907
Total expenses	5,220,314	6,946,978	(1,726,664)

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

Given our and our subsidiaries’ history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we, or our subsidiaries, will generate sufficient future taxable income against which we can utilize these unused tax losses and any uncalculated potential deferred tax assets, together with any other temporary differences. Should the need arise, we can, and will, revisit this position.

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

B. Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1994 and as of June 30, 2021 we had accumulated losses of A$65,932,888.

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

As of June 30, 2021, we had cash of A$25,047,281 as compared to cash of A$3,250,468 as of June 30, 2020. The company is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the company is able to progress its research and development programs for at least the next 12 months. The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern. The company is a going concern and is of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in our Consolidated Statement of Financial Position as of June 30, 2021.

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

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the year ended June 30,
	2021	2020	2019
	A$	A$	A$
Net cash used in operating activities	(4,078,747)	(3,147,328)	(1,798,579)
Net cash (used in)/from investing activities	2,574	(864)	(2,008)
Net cash from financing activities	26,480,182	1,156,952	2,069,183

Operating activities. During the twelve months ended June 30, 2020 and 2021, net cash used in operating activities increased by A$931,419 from A$3,147,328 to A$4,078,747, respectively. Net cash used in operating activities increased by A$1,348,749 from A$1,798,579 in fiscal year 2019 to A$3,147,328 in fiscal year 2020. The use of net cash in all periods resulted from our ordinary business operations. Net cash used in operating activities increased by approximately 30% in fiscal year 2021 due to more prompt payments to suppliers during the year which resulted in increase in operational cash payments.

Investing activities. Net cash used in investing activities during the twelve months ended June 30, 2021, 2020 and 2019 were relatively minimal and solely related to interest received and pertained to purchases of office and computer equipment.

Financing activities. During the twelve months ended June 30, 2021, net cash provided by financing activities was A$26,480,182, which comprised of proceeds from issue of securities through a public offering of ADSs (less costs associated with the issue).

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

Contractual Obligations

The group had no contractual obligations other than those disclosed in Note 14. Leases. The group had no contingent liabilities at 30 June 2021 (2020: nil).

Off balance sheet arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related to changes in interest rates and exchange rates. As of June 30, 2021, we had cash and cash equivalents of A$25,047,281, primarily held in bank accounts.      Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. We are exposed to interest rate risks relating to our cash and borrowings. Interest rate risk is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates.

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

C. Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States, Europe and other countries to enable us to investigate a variety of therapeutic indications including Campylobacter, ETEC, Shigella and Clostridiodies Infections. These collaborative arrangements ensure that we work with well-respected key opinion leaders and laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs. We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

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

Research and development expenses amounted to A$1,044,528, A$1,178,685 and A$1,367,054 during the years ended June 30, 2019, 2020 and 2021, respectively. Costs associated with patent applications and defense of patent applications are classified as research and development expenses and amounted to approximately A$142,000, A$79,000 and A$61,000, during the years ended June 30, 2019, 2020 and 2021, respectively.

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

D. Trend Information

We are a commercial and clinical development stage company, and while we believe that our technology will offer novel therapeutic strategies into an expanding market, we cannot predict with any degree of accuracy the outcome of our research or commercialization efforts. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercializing our new product candidates, including our current lead product candidates.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of September 27, 2021, our directors and executive officers are as follows:

Name	Age	Position
Dr. Roger Aston	65	Non-Executive Chairman
Mr. Daniel Pollock	60	Non-Executive Director
Mr. Stephen Anastasiou	64	Non-Executive Director
Prof. Ravi Savarirayan	54	Non-Executive Director
Dr. Jerry Kanellos, Ph.D.	59	Chief Executive Officer
Mr. Phillip Hains	62	Chief Financial Officer and Secretary

There are no family relationships among our directors and senior executives.

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

In the year ended June 30, 2021, our Non-Executive directors received an aggregate of A$2,532,170, including superannuation and additional consulting fees, and our executive directors received A$1,673,681. The manner in which the aggregate remuneration is apportioned among non-executive directors is reviewed periodically. The Board is responsible for reviewing its own performance. Both Board and Board committee performance is monitored on an informal basis throughout the year with a formal review conducted during the financial year. No retirement benefits are payable other than statutory superannuation, if applicable.

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

Remuneration paid in Fiscal 2021

The following table sets forth all compensation we paid for the year ended June 30, 2021 with respect to each of our executive officers and directors during the 2021 fiscal year:

2021	Short-term benefits			Post- employment benefits	Long- term benefits		Share- based payments
	Cash salary and fees	Cash bonus	Annual leave	Super- annuation	Long service leave	Other*	Shares[1]	Options[2]	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Dr Roger Aston[3]	35,000	-	-	3,325	-	178,500	37,837	394,020	648,682
Mr Daniel Pollock[4]	30,000	-	-	2,850	-	178,500	33,075	394,020	638,445
Mr Stephen Anastasiou[5]	25,000	-	-	-	-	178,500	25,000	394,020	622,520
Prof. Ravi Savarirayan[6]	25,002	-	-	-	-	178,500	25,000	394,020	622,522
Executive directors
Mr Peter Anastasiou[7]	25,000	-	-	-	-	857,138	25,000	394,020	1,301,158
Other KMP
Dr Jerry Kanellos	310,000	50,000	32,609	21,694	8,220	-	-	-	372,523
Total KMP compensation	450,002	50,000	32,609	27,869	8,220	1,571,138	145,912	1,970,100	4,205,850

Notes

1.	Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees from 1 April 2020 to 31 December 2020 and instead receive shares of that value. At 30 June 2020, no shares have been issued to directors however the expense of the shares owed to them is $73,088. As at 30 June 2021, the expenses of have been reclassified from reserves to share capital and 2,737,500 shares with a total value of $219,000 have been issued to directors given the shareholders' approval at the AGM held on 29 October 2020.

2.	Given the shareholders' approval at the AGM held on 29 October 2020, a total of 9,000,000 ESOP Options were issued to directors on 13 November 2020 and valued at $1,970,100 in total using the Black-Scholes option pricing model.

Notes to Other*

3.	Dr Roger Aston received $178,500 of consulting services in relation to research and development portfolio and clinical review.

4.	Mr Daniel Pollock received $178,500 of consulting services in relation to contracts and legal activities.

5.	Mr Stephen Anastasiou received $178,500 of consulting services in relation to strategic marketing consultancy and monitoring, strategic market analysis, planning and trend monitoring.

6.	Prof. Ravi Savarirayan received $178,500 of consulting services in relation to scientific strategy and evaluation of current and future medical/scientific projects, patent lodging, and day to day operational management inputs/activities.

7.	Mr Peter Anastasiou resigned on 24 September 2021. During FY 2021, he received $857,138 of consulting fees for the development of the IMM-124E cover antibody research and patents, fees and bonuses for initiation, management of capital raise.

Employment Agreements with Executive Officers

We have contracts with all of our senior management and employees, and letters of appointment for each of our directors.

Jerry Kanellos

On July 23, 2015, we entered into an Executive Service Agreement with Dr. Jerry Kanellos (the “Kanellos Agreement”), pursuant to which Dr. Kanellos is serving as our Chief Operating & Scientific Officer. Pursuant to the Kanellos Agreement, we will pay Dr. Kanellos A$160,000 per annum. Following Dr. Kanellos’ appointment as Interim-Chief Executive Officer on August 3, 2017, we increased his base salary to A$210,000 per annum plus 9.5% Australia superannuation guarantee equating to a total remuneration package of A$229,950 per annum. On November 19, 2018, Dr. Jerry Kanellos resigned as Interim CEO and moved to the role of Chief Operating Officer on the same date with no change in remuneration. On March 25, 2020, Dr. Jerry Kanellos was appointed as CEO. Following Dr. Kanellos’ appointment as CEO, we increased his base salary to A$260,000 per annum plus 9.5% Australia superannuation guarantee equating to a total remuneration package of A$284,700 per annum.

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

The assessed fair value of options granted to personnel at their grant date is allocated equally over the period from grant date to vesting date, and the amount for the current financial year is included in the remuneration table as set out above. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

As of June 30, 2021 the number of options over ordinary shares in our company held by each director and other key management personnel of our company, including their personally related parties, are set out below.

As of June 30, 2021 our executive officers and directors as a group, then consisting of seven persons, held options under our ESOP to purchase an aggregate of 10,422,680 ordinary shares. Of such options, options to purchase 8,100,000 ordinary shares at an exercise price of A$0.12 expire on April 14, 2024, options to purchase 1,322,680 ordinary shares at an exercise price of US$10 per 40 options expire on June 13, 2022, and options to purchase 1,000,000 ordinary shares at an exercise price of A$0.50 expire on July 1, 2021.

C. Board Practices

As of June 30, 2021, our board of directors consisted of seven members. Directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed unless their office is earlier vacated. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

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

D. Employees

As of June 30, 2021, we had four full-time employees. Of these full-time employees, two are employed in manufacturing and quality control positions, one is employed in U.S. sales, one is our COO and CEO.

Our employees are located in Australia and the U.S.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 27, 2021 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Dr. Roger Aston(3)	3,320,376	1.45%
Mr. Daniel Pollock(4)	2,568,030	1.12%
Mr. Stephen Anastasiou(5)	7,990,668	3.47%
Prof. Ravi Savarirayan(6)	1,777,840	*
Dr. Jerry Kanellos (PhD)(7)	-	*
Mr. Phillip Hains	816,804	*
Officers and directors as a group (6 persons)(8)	16,473,718	7.01%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as set forth herein, the address for each of the persons listed in the table above is Immuron Limited, Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053.

(2)	The percentages shown are based on 227,246,596 ordinary shares outstanding as of September 27, 2021, but do not include (i) 16,568,318 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX and (ii) 27,541,160 ordinary shares issuable upon exercise of outstanding warrants. Certain warrants have an exercise price of US$10.00 per ADS while other warrants have an exercise price of US$5.00, US$12.50 and US$23.4375 per ADS.

(3)	Includes warrants to purchase 1,800,000 ordinary shares.

(4)	Includes warrants to purchase 1,800,000 ordinary shares.

(5)	Includes warrants to purchase 3,108,280 ordinary shares.

(6)	Includes warrants to purchase 900,000 ordinary shares.

(7)	Since the fiscal 2021 year-end, options to purchase 1,000,000 ordinary shares expired on July 1, 2021.

(8)	Includes options to purchase 7,608,280 ordinary shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of September 27, 2021 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

	Ordinary Shares Beneficially Owned (1)
Shareholder	Number	Percent (2)
BNYMC Group	97,848,520	43.06%
Grandlodge Capital Pty Ltd(3)	12,261,419	5.40%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)

The percentages shown are based on 227,246,596 ordinary shares outstanding as of September 27, 2021, but do not include (i) 16,568,318 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX and (ii) 27,541,160 ordinary shares issuable upon exercise of outstanding warrants. Certain warrants have an exercise price of US$10.00 per ADS while other warrants have an exercise price of US$5.00, US$12.50 and US$23.4375 per ADS.

(3)	Includes warrants to purchase 14,400 ordinary shares. Mr. Peter Anastasiou (resigned on 24 September 2021) is the majority owner of Grandlodge.

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

Record Holders

As of September 27, 2021, there were 2,895 Immuron shareholders holding 227,246,596 fully paid ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held of record by HSBC Nominees Ltd., which held 98,045,283 (43.14%) of our ordinary shares as of such date.

B. Related Party Transactions

Grandlodge Capital Pty Ltd is an entity part-owned and operated by our non-executive director Mr. Stephen Anastasiou. Mr. Peter Anastasiou (a director resigned on 24 September 2021) and Mr. David Plush is also owners of Grandlodge, and its associated entities.

Commenced on June 1, 2013, Grandlodge provides warehousing, distribution and invoicing services for our products for A$70,000 per year. During the 2020 financial year, the fees of A$70,000 equivalent were repaid by issuance of 437,500 ordinary shares based on a price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. During the 2019 financial year, the fees of A$70,000 equivalent were repaid by issuance of 437,500 ordinary shares based on a price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. During the 2018 financial year, the fees of A$140,000 equivalent were repaid by issuance of 875,000 ordinary shares based on a set price of A$0.16 per share representing the share price of our ordinary shares at the commencement date of an oral agreement between us and Grandlodge. The 875,000 shares issued to Grandlodge were in relation to the 2017 and 2018 financial years.

Fair value of equity instruments: Shares issued to Grandlodge Pty Ltd for services. Commencing 1 June 2013, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution, and invoicing services for Immuron’s products for A$70,000 per annum. The terms of the agreement was to have fees payable in new fully paid ordinary shares in Immuron Limited as a set price of A$0.16 per share. The fair value of the equity instrument has been identified as not having been previously assessed and accounted for in accordance with IFRS 2 Share Based Payments. Management has undertaken an assessment of the impact of this and concluded this to be an immaterial error. This has been corrected in the prior year by restating the prior period financial statements presented and the related notes included herein to present the fair value of equity instruments issued. The immaterial error to record the fair value of the equity instruments issued for the years 30 June 2014 to 30 June 2017 resulted in an increase of A$297,204 in share capital and a corresponding increase in accumulated losses. The impact of the 2014-2017 revision has been also reflected in the 30 June 2018 and 30 June 2019 years presented. General and administrative expenses have been revised to increase by A$57,653 and A$23,678 for the fair value of the equity instruments issued in 2018 and 2019 respectively, with a corresponding increase in share capital for the same amount.

A new agreement to provide warehousing, distribution, and invoicing services for Immuron’s products commenced on July 1, 2020. Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron's products for $70,000 per annum. The terms of the agreement were to have fees payable in cash.

Grandlodge is reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the oral agreement, unless both Grandlodge and we agree to an alternative method of payment. The oral agreement may be terminated by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non-executive director, Mr. Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective January 2017, the annual rent was increased to A$39,525. The lease is for a three-year term with an additional three-year option period. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30, 2018, 2019 and 2020, we paid Wattle A$30,019, A$53,958 and A$41,369 (excluding Goods and Services Tax), respectively. The lease was renewed, commencing January 1, 2019 for three years.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

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

B. Significant Changes

There have been no significant changes in the operation or financial condition of our company since June 30, 2021.

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

Directors May Make Calls

Our Constitution provides that subject to the terms on which the shares have been issued directors may make calls on a shareholder for amounts unpaid on shares held by that shareholder, other than monies payable at fixed times under the conditions of allotment. Shares represented by the ADSs are fully paid and are not subject to calls by directors.

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

C. Material Contracts

We entered into a Development and Supply Agreement with Synlait Milk Ltd. on June 21, 2016. Pursuant to the agreement, Synlait Milk, a large dairy farm company located in New Zealand, agreed to vaccinate their cow herds with IMM- 124E vaccine and to collect the hyperimmune colostrum from the first milking of the cows at calving. This colostrum, which contains the vaccine antibodies, is then spray or freeze dried and tested for the vaccine properties. If levels of the vaccine are sufficient and meet our product specifications, the dried hyperimmune colostrum is then shipped to our warehouse in Melbourne, Australia.

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

AUSTRALIAN TAX CONSIDERATIONS

In this section, we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADRs. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.

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

Based on our business results for the last fiscal year and the composition of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2021. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending upon, among other things, a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the cash proceeds from any offering, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. Holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ordinary shares or ADSs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$25,047,281 on deposit on June 30, 2021.

We conduct our activities almost exclusively in Australia. We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2021, the Australian dollar depreciated against the U.S. dollar.

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

Fees and Payments Made by Us to the Depositary

For the year ended June 30, 2021, we paid The Bank of New York Mellon a total of US$5,180 for services pursuant to the 2020 Annual General Meeting (AGM).

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2021, utilizing the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

B. Management’s Report on Internal Control over Financial Reporting

Management’s Completed Actions.

Due to the many completed actions taken by the Company, management has concluded that the material weakness identified as of June 30, 2020 has been eliminated as of June 30, 2021. We, along with our Audit Committee, will continue to monitor and evaluate the effectiveness of these remedial actions and make further changes as deemed appropriate. Management, with the oversight of our Audit Committee, has devoted considerable effort to remediate as of June 30, 2021 the material weakness identified as of June 30, 2020, which is evidenced through the completed actions during fiscal 2021 detailed below.

Completed Actions

●	Evaluate the staffing level and qualifications of finance department personnel, make changes and continue to invest in training where deemed appropriate;

●	Preparation of accounting position papers for complex accounting issues to ensure compliance with all applicable accounting standards;

●	Undertake a review of contracts in place to ensure compliance with the applicable accounting standards and to ensure complex accounting issues have been identified; and

●	Utilize external resources, to ensure compliance with the applicable accounting standards and to ensure complex accounting issues have been identified.

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

As of October 29, 2021, there have been no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

	Year Ended June 30,
	2021 A$	2020 A$
Audit and review of financial statements (1)	179,742	160,918
	179,742	160,918

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2021.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The NASDAQ rules allow for a foreign private issuer, such as our company, to follow our home country practices in lieu of certain of the NASDAQ’s corporate governance standards. We rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions being sought are described below:

●	We rely on an exemption from the independence requirements for a majority of our board of directors as prescribed by NASDAQ Listing Rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During fiscal 2021, we did not, have a majority of directors who were “independent” as defined in the ASX Corporate Governance Principles and Recommendations, which definition differs from NASDAQ’s definition.

●	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions.

●	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under NASDAQ Listing Rules. In compliance with Australian law, our Constitution provides that three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. NASDAQ Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33% (1/3) of the outstanding shares of an issuer’s voting ordinary shares.

●	We rely on an exemption from the requirement prescribed by NASDAQ Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from NASDAQ requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference
				Filing Date/ Period End
		Form	Exhibit	Date
1.1	Constitution of Registrant.	F-1	3.1	12/21/2016
2.1	Form of Amended and Revised Deposit Agreement between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares	F-1/A	4.1	5/8/2017
2(d)	Description of Securities	20-F	2(d)	10/28/2020
4.1	Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 28, 2013	F-1/A	10.1	2/9/2017
4.2	Variation of Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 21, 2016 (1)	F-1/A	10.2	2/9/2017
4.3	Marketing and Master Distribution Agreement by and between Immuron Limited and UniFirst-First Aid Corporation d/b/a MEDIQUE Products dated as of June 28, 2016 (1)	F-1/A	10.3	2/9/2017
4.4	Convertible Security and Share Purchase Agreement by and between Immuron Limited and SBI Investments dated February 16, 2016	F-1/A	10.8	4/10/2017
4.5	Executive Service Agreement by and between Immuron Limited and Dr. Jerry Kanellos dated July 23, 2015	F-1/A	10.10	2/9/2017
4.6	Commercial Lease Agreement with Wattle Laboratories Pty Ltd.	20-F	4.4	6/30/2019
4.7	Executive Employment Agreement by and between Immuron Limited and Dr. Gary S. Jacob dated February 11, 2019	20-F	4.7	6/30/2019
4.8	Form of Underwriting Agreement by and between Immuron Limited and ThinkEquity, a Division of Fordham Financial Management, Inc. dated May 23, 2019	6-K	1.1	5/24/2019
4.9	Form of Underwriting Agreement by and between Immuron Limited and ThinkEquity, a Division of Fordham Financial Management, Inc. dated July 16, 2019	6-K	1.1	7/19/2019
4.10	Form of Securities Purchase Agreement dated as of July 21, 2020 between Immuron Limited and the investors listed therein	6-K	10.1	7/23/2020
4.11	Engagement Letter by and between Immuron Limited and H.C. Wainwright & Co., LLC dated July 20, 2020	6-K	10.2	7/23/2020
4.12	Amendment to Engagement Letter by and between Immuron Limited and H.C. Wainwright & Co., LLC dated July 22, 2020	6-K	10.3	7/23/2020
4.13	Form of Compensation Warrant to be issued by Immuron Limited on July 23, 2020	6-K	10.4	7/23/2020
8.1	List of Subsidiaries of the Registrant.	20-F	8.1	10/28/2019
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1*	Consent of Grant Thornton Audit Pty Ltd
101. INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Confidential treatment has been sought for certain portions of this document

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Immuron Limited

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Immuron Limited and subsidiaries (the “Company”) as of June 30, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021, in conformity with International Financial Reporting Standards, as issued by International Accounting Standards Board.

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

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2018.

Melbourne, Australia

October 29, 2021

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June

		2021	2020	2019
	Notes	A$	A$	A$
Revenue from contracts with customers	2	145,776	2,518,566	2,387,426
Cost of Goods Sold		(51,071)	(688,836)	(667,371)
Gross Profit		94,705	1,829,730	1,720,055

Other Income	2	617,110	473,674	532,050
Other gains/(losses) – net	2	(1,342,293)	11,335	38,413

Expenses
General and administrative expenses	3	(3,978,679)	(3,703,990)	(3,694,306)
Share-based payment expenses	19	(2,116,013)	533,912	(1,343,500)
Research and development expenses		(1,367,054)	(1,178,685)	(1,044,528)
Selling and marketing expenses	3	(287,684)	(871,551)	(864,644)
Operating loss		(8,379,908)	(2,905,575)	(4,656,460)

Finance income		9,204	—	39
Finance expenses		(13,761)	(21,631)	—
Finance costs - net		(4,557)	(21,631)	39

Loss Before Income Tax		(8,384,465)	(2,927,206)	(4,656,421)
Income Tax Expense	4	—	—	—
Loss for the Period		(8,384,465)	(2,927,206)	(4,656,421)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		(14,953)	102,938	61,846
Total Comprehensive Loss for the Period		(8,399,418)	(2,824,268)	(4,594,575)

Basic/Diluted Loss per Share (in cents per share)	6	(3.79)	(1.66)	(3.22)

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position

As of 30 June

		2021	2020
	Notes	A$	A$
ASSETS
Current Assets
Cash and cash equivalents	7	25,047,281	3,250,468
Trade and other receivables	8	334,707	327,689
Inventories	9	292,532	797,690
Other current assets		78,258	33,194
Total Current Assets		25,752,778	4,409,041

Non-Current Assets
Plant and equipment		33,741	70,773
Inventories	9	1,266,587	1,722,349
Total Non-Current Assets		1,300,328	1,793,122
TOTAL ASSETS		27,053,106	6,202,163

LIABILITIES
Current Liabilities
Trade and other payables	11	758,494	384,397
Provision for sales returns	12	213,024	—
Employee benefit obligations		129,837	89,838
Other current liabilities		20,498	42,176
Total Current Liabilities		1,121,853	516,411

Non-Current Liabilities
Employee benefit obligations		36,196	22,910
Other non-current liabilities		—	18,929
Total Non-Current Liabilities		36,196	41,839
TOTAL LIABILITIES		1,158,049	558,250
NET ASSETS		25,895,057	5,643,913

EQUITY
Issued capital	15	88,361,303	62,426,991
Reserves	16	3,466,642	1,133,345
Accumulated losses		(65,932,888)	(57,916,423)
TOTAL EQUITY		25,895,057	5,643,913

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 30 June

	Issued Capital	Reserves	Accumulated Losses	Total
	A$	A$	A$	A$
Balance as at 30 June 2018	58,237,314	3,096,308	(52,894,272)	8,439,350
Loss after income tax expense for the year	—	—	(4,656,421)	(4,656,421)
Other comprehensive income for the period	—	61,846	—	61,846
Total comprehensive loss for the period	—	61,846	(4,656,421)	(4,594,575)
Transactions with owners in their capacity as owners
Shares issued, net of costs	2,052,461	—	—	2,052,461
Options/warrants issued/expensed	—	1,453,900	—	1,453,900
Options/warrants exercised	100	(100)	—	—
Options/warrants lapsed/expired	—	(311,635)	311,635	—
Balance as at 30 June 2019	60,289,875	4,300,319	(57,239,058)	7,351,136
Change in accounting policy	—	—	(1,479)	(1,479)
Revised total equity at 1 July 2019	60,289,875	4,300,319	(57,239,058)	7,351,136
Loss after income tax expense for the year	—	—	(2,927,206)	(2,927,206)
Other comprehensive income for the period	—	102,938	—	102,938
Total comprehensive loss for the period	—	102,938	(2,927,206)	(2,824,268)
Transactions with owners in their capacity as owners
Shares issued, net of costs	1,652,436	—	—	1,652,436
Options/warrants issued/expensed	484,680	(484,680)	—	—
Options/warrants lapsed/expired	—	(2,251,320)	2,251,320	—
Re-valuation of options issued in prior period	—	(607,000)	—	(607,000)
Share-based payment expenses	—	73,088	—	73,088
Balance as at 30 June 2020	62,426,991	1,133,345	(57,916,423)	5,643,913
Loss after income tax expense for the year	—	—	(8,384,465)	(8,384,465)
Other comprehensive income for the period	—	(14,953)	—	(14,953)
Total comprehensive loss for the period	—	(14,953)	(8,384,465)	(8,399,418)
Transactions with owners in their capacity as owners
Shares issued, net of costs	24,386,005	—	—	24,386,005
Options/warrants issued/expensed	—	3,003,060	—	3,003,060
Options/warrants exercised	1,329,307	(213,722)	—	1,115,585
Options/warrants forfeited	—	(368,000)	368,000	—
Shares issued to directors	145,912	—	—	145,912
Transfer to share capital	73,088	(73,088)	—	—
Balance as at 30 June 2021	88,361,303	3,466,642	(65,932,888)	25,895,057

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 30 June

	Note	2021 A$	2020 A$	2019 A$
Cash flows Related to Operating Activities
Receipts from customers		192,185	2,914,614	2,619,477
Payments to suppliers and employees		(4,865,633)	(6,748,674)	(5,608,262)
Other - R&D tax concession refund		358,280	531,828	1,190,206
Government grants and other grants received		236,421	154,904	-
Net Cash Flows Used In Operating Activities	18	(4,078,747)	(3,147,328)	(1,798,579)

Cash Flows Related to Investing Activities
Payment for purchases of plant and equipment		(6,630)	(864)	(2,047)
Interest received		9,204	-	39
Net Cash Flows (Used In)/From Investing Activities		2,574	(864)	(2,008)

Cash Flows Related to Financing Activities
Proceeds from issues of securities		29,281,421	1,957,164	2,894,238
Capital raising costs		(2,746,871)	(374,728)	(825,055)
Proceeds from borrowings		212,794	—	—
Repayment of borrowings		(212,794)	(366,655)	—
Principal elements of lease payments		(40,607)	(41,390)	—
Interest and other costs of finance paid		(13,761)	(17,439)	—
Net Cash Flows From Financing Activities		26,480,182	1,156,952	2,069,183

Net increase in cash and cash equivalents		22,404,009	(1,991,240)	268,596
Cash and cash equivalents at the beginning of the year		3,250,468	5,119,887	4,727,430
Effects of exchange rate changes on cash and cash equivalents		(607,196)	121,821	123,861
Cash and Cash Equivalents at the End of the Year	7	25,047,281	3,250,468	5,119,887

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Corporate Information

The consolidated financial report of Immuron Limited (“the Company”) for the year ended June 30, 2021, 2020 and 2019 was authorized for issue in accordance with a resolution of the Directors on October 29, 2021.

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

(iv) New standards and interpretations not yet adopted

There are no standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting years and on foreseeable future transactions.

(v)	Revision of immaterial error

During the year ended June 2020 the following immaterial error corrections were identified.

Representative warrants

Immuron Limited raised capital in June 2017 and May 2019, representative warrants were included as part of these public offerings. These were not identified and accounted for at the time of these capital raisings.

Management has undertaken an assessment of the impact of this and concluded this to be an immaterial error. This has been corrected in the prior year by restating prior period financial statements presented and the related notes included herein to include the representative warrants.

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

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

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

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

(h)	AASB Interpretation 23 Uncertainty over Income Tax Treatments

Interpretation 23 requires the assessment of whether the effect of uncertainty over income tax treatments should be included in the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The Interpretation outlines the requirements to determine whether an entity considers uncertain tax treatments separately, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

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

(i)	Leases

The accounting policies for the group's leases are explained in note 14(iii).

(j)	Impairment of assets

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

(k)	Cash and cash equivalents

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

(l)	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. See note 21(b) for a description of the group’s impairment policies.

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

(ii)	Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(iii)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(iv)	Impairment and risk exposure

Information about the impairment of trade receivables and the group’s exposure to credit risk and foreign currency risk can be found in note 21.

(m)	Inventories

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

(n)	Investments and other financial assets

(i)	Classification

The group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss); and

●	those to be measured at amortised cost.

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

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 21(b) for further details.

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

(o)	Property, plant and equipment

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

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(p)	Intangible assets

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

(q)	Trade and other payables

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

(r)	Employee benefits

(i)	Short-term obligations

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

Share-based compensation benefits are provided to employees via the ‘executive share and option plan’ (ESOP). Information relating to these schemes is set out in note 19.

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

(s)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(t)	Loss per share

(i)	Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii)	Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(u)	Rounding of amounts

The company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with the instrument to the nearest dollar.

(v)	Goods and services tax (GST)

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

There was a $328,833 (2020: Nil) finished goods impairment and a $430,932 (2020: Nil) raw materials impairment of inventories recognised during year ended 30 June 2021 for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

Inventory split

During the year ended 30 June 2021, management performed an assessment of its raw materials and utilisation within 12 months from reporting date. Management determined no raw materials relating to Colostrum will be consumed within 12 months from reporting date (2020: Nil); the remaining balance of A$1,266,587 (2020: A$1,722,349) was estimated to be consumed beyond 12 months.

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

For the year ended June 30, 2021 the Group has recorded other income of A$306,154 (2020: A$308,225) to recognise income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. Furthermore, the group subsequently received additional A$50,055 in current financial year as part of the R&D claim for financial year ended 30 June 2020.

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

Note 2. Revenue and other income

	30 June 2021	30 June 2020	30 June 2019
	A$	A$	A$
Revenue
Revenue from Operating Activities
Revenue from contracts with customers	145,776	2,518,566	2,387,426
Total Revenue from Operating Activities	145,776	2,518,566	2,387,426

Other Income
Australian Federal R&D Tax Concession Refund	356,209	308,225	531,005
COVID-19 government assistance	161,600	154,904	-
R&D grants	74,821	-	-
Other income	24,480	10,545	1,045
Total Other Income	617,110	473,674	532,050

Other Gains/(Losses) – Net
Net foreign exchange gains/(losses)	(582,528)	11,335	51,807
Net impairment losses	(759,765)	-	(13,394)
Total Other Gains/(Losses) – Net	(1,342,293)	11,335	38,413

Notes

(i)	Sale of hyperimmune products

Revenue arises mainly from the sale of products in the hyperimmune category. To determine whether to recognise revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognising revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognised when or as the group transfers control of the assets to the customer.

There is no variable consideration or significant cost to obtain the contract. There is no warranties and no refunds. Returns are provided where this is outlined in a customer agreement.

(ii)	Fair value of R&D tax incentive

The group's research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2021, the group has included an item in other income of $306,154 (2020: $308,225) to recognise income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. Furthermore, the group subsequently received additional $50,055 in current financial year as part of the R&D claim for financial year ended 30 June 2020.

(iii)	Fair value of COVID-19 government assistance and R&D grants

The group's other grant income is recognised when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received.

For the year ended 30 June 2021, the group has recognised $161,600 (2020: $154,904) in the COVID-19 government assistance packages and a $74,821 (2020: Nil) R&D grant from the Henry M Jackson Foundation.

Note 3. Expenses

	30 June 2021 A$	30 June 2020 A$	30 June 2019 A$
General and administrative expenses
Accounting and audit	547,055	389,798	496,983
Bad debts	5,472	26,983	50,429
Consulting	126,215	181,474	243,508
Depreciation	43,662	44,056	5,287
Employee benefits	1,775,809	1,531,037	1,599,023
Expected credit losses	(30,055)	(3,991)	34,046
Insurance	341,202	469,844	307,757
Investor relations	38,568	197,839	128,415
Legal	205,722	184,382	171,145
Listing and share registry	292,113	212,236	186,013
Occupancy	-	51,973	105,606
Superannuation	41,964	48,877	55,176
Travel and entertainment	1,398	91,347	159,911
Other	589,554	278,135	151,007
	3,978,679	3,703,990	3,694,306
Research and development expenses
Consulting	1,006,086	262,720	430,996
Project research and development	360,968	915,965	613,532
	1,367,054	1,178,685	1,044,528
Selling and marketing expenses
Selling	25,858	340,046	277,478
Marketing	90,652	295,261	377,427
Distribution costs	171,174	236,244	209,739
	287,684	871,551	864,644

Note 4. Income Tax Benefit

	30 June 2021 A$	30 June 2020 A$
Unused tax losses for which no deferred tax asset has been recognised	44,178,579	40,018,956
Potential tax benefit @ 26% (2020: 27.5%)	11,486,431	11,005,213

Numerical reconciliation of income tax expense to prima facie tax payable

	30 June 2021 A$	30 June 2020 A$
Loss from continuing operations before income tax expense	(8,384,465)	(2,927,206)
Tax at the Australian tax rate of 26% (2020: 27.5%)	(2,179,961)	(804,982)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(92,614)	(84,762)
Accounting expenditure subject to R&D tax incentive	212,907	194,855
Share-based payments	550,163	(146,826)
Net impact of other amounts not deductible (taxable)	428,003	(18,678)
Subtotal	(1,081,502)	(860,393)
Tax losses and other timing differences for which no deferred tax asset is recognised	1,081,502	860,393
Income tax expense	-	-

Note 5. Key Management Personnel Compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

The Directors of Immuron Limited during the year ended June 30, 2021 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Dr Roger Aston, Independent Non-Executive Chairman

Mr Peter Anastasiou, Executive Vice Chairman (resigned on 24 September 2021)

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

The following persons held office as Key Management Personnel of Immuron Limited during the financial year ended June 30, 2021:

Dr Jerry Kanellos, Chief Operating Officer and Chief Executive Officer.

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	30 June 2021	30 June 2020	30 June 2019
	A$	A$	A$

Key Management Personnel Compensation
Short-term employee benefits	450,002	867,054	952,406
Other short-term benefits, including consulting services by KMP and their related entities	1,603,747	-	-
Post-employment benefits	27,869	29,213	32,300
Long-term benefits	8,220	3,610	3,652
Share-based payment expenses to KMP and their related entities	2,116,012	73,088	1,296,400
Total Key Management Personnel Compensation	4,205,850	972,965	2,284,758

Note 6. Loss per Share

	30 June 2021	30 June 2020	30 June 2019
	A$	A$	A$

Basic/Diluted loss per share (in cents)	3.79	1.66	3.22

a) Net loss used in the calculation of basic and diluted loss per share	8,384,465	2,927,206	4,656,421

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	221,062,229	176,393,354	144,740,535

The Company is currently in a loss making position and thus the impact of potential issuance of shares is concluded as anti-dilutive which includes the Company’s options and warrants and convertible notes payable. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Note 7. Cash

	30 June 2021	30 June 2020
	A$	A$
Cash at Bank and in hand:
Cash at bank and in hand	25,047,281	3,250,468
Total Cash	25,047,281	3,250,468

Note 8. Trade and Other Receivables

	30 June 2021	30 June 2020
	A$	A$

Current

Trade receivables*	28,553	49,519
Loss allowance	-	(30,055)
Accrued income**	306,154	308,225
Total Trade and Other Receivables	334,707	327,689

*	All trade receivables are non-interest bearing.

**	Primarily comprises of receivables from the Australian Tax Office in relation to R&D tax concession for the year.

Note 9. Inventories

	30 June 2021			30 June 2020
	Current A$	Non- current A$	Total A$	Current A$	Non- current A$	Total A$
Raw materials and stores (Colostrum)	-	1,266,587	1,266,587	-	1,722,349	1,722,349
Work in progress	-	-	-	117,576	-	117,576
Finished goods (Travelan and Protectyn)	292,532	-	292,532	680,114	-	680,114
	292,532	1,266,587	1,559,119	797,690	1,722,349	2,520,039

Note 10. Controlled Entities

The Company’s subsidiaries at 30 June 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

		Percentage of Ownership
	Country of Incorporation	30 June 2021	30 June 2020

Parent Entity:
Immuron Limited	Australia	—	—

Subsidiaries of Immuron Limited:
Immuron Inc.	USA	100%	100%
Anadis EPS Pty Ltd	Australia	100%	100%
IMC Canada Ltd.	Canada	100%	100%

Note 11. Trade and Other Payables

	30 June 2021 A$	30 June 2020 A$

Current
Trade payables	106,893	157,644
Accrued expenses	625,980	210,734
Other payables	25,621	16,019
Total	758,494	384,397

Note 12. Provision for Sales Returns

Sales return provision due to the ongoing COVID-19 pandemic	2021 A$
Carrying amount at the start of the year	-
Sales return provision recognised	213,024
Amounts transferred from non-current	-
Carrying amount at the end of the year	213,024

The sales return provision has been assessed by management based on external reports on stock held by distributors. The timing and amount of the obligation are uncertain but are expected to be settled in the next year.

Note 13. Contingent liabilities and Commitments

The group had no contingent liabilities or commitments at June 30, 2021 (2020: Nil).

Note 14. Leases

(i)	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	30 June 2021 A$	30 June 2020 A$
Right-of-use assets[1]
Properties	19,471	58,095
	19,471	58,095
Lease liabilities[2]
Current	20,498	42,176
Non-current	-	18,929
	20,498	61,105

1.	Included in the line item ‘property, plant and equipment’ in the consolidated balance sheet.

2.	Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated balance sheet.

(ii)	Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2021 A$	2020 A$
Depreciation charge of right-of-use assets
Properties	38,624	38,729
	38,624	38,729
Interest expense (included in finance cost)	1,152	4,192
Expense relating to short-term leases (included in other expenses)	-	-
Expense relating to leases of low-value assets that are not short-term leases (included in other expenses)	-	-
Expense relating to variable lease payments not included in lease liabilities (included in other expenses)	-	-
Cash paid for principal payments	40,607	41,390

The total finance cash outflow for leases in 2021 was A$1,152.

The total finance cash outflow for leases in 2020 was A$4,192.

(iii)	The group’s leasing activities and how these are accounted for

In January 2019, the group entered into a three-year commercial lease in Blackburn North. The lease is for the use of warehousing and office facilities. This lease includes an extension option for a further 3 years by written request to the landlord before 31 December 2021. There is no variability and no covenants included in the lease.

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

Note 15. Share capital

	2021 Shares	2020 Shares	2019 Shares	2021 A$	2020 A$	2019 A$
Ordinary shares
Fully paid	227,246,596	178,279,566	163,215,706	88,361,303	62,426,991	60,289,875
	227,246,596	178,279,566	163,215,706	88,361,303	62,426,991	60,289,875

(i)	Movements in ordinary shares:

Details	Number of shares	Total A$
Balance at 30 June 2018	142,778,206	58,237,314
Issue at $0.16 in lieu of payment for services (2018-11-22)[1]	437,500	93,678
Issue at US$0.10 pursuant to ADS public offering (2019-05-30)[2]	20,000,000	2,894,238
Reclassify exercised options from reserves to share capital	—	100
Transaction costs arising on representative warrants issued[3]	—	(110,400)
Less: Transaction costs arising on share issues	—	(825,055)
Balance at 30 June 2019	163,215,706	60,289,875
Issue at US$0.10 pursuant to ADS public offering (2019-07-19)	13,565,200	1,926,186
Issue at A$0.16 in lieu of payment for services (2019-11-12)[1]	437,500	100,978
Exercise of NASDAQ Warrants (2020-06-23)	86,240	72
Exercise of representative warrants (2020-06-15, 2020-06-22)	974,920	540,062
Transaction costs arising on representative warrants issued	—	(55,454)
Less: Transaction costs arising on share issues	—	(374,728)
Balance at 30 June 2020	178,279,566	62,426,991
Exercise of representative warrants (2020-07-02)	5,720	-
Issue at US$0.47 pursuant to ADS public offering (2020-07-24)	42,666,720	28,165,836
Issue at $0.50 on exercise of ESOP unlisted options (2020-07-24)	100,000	50,000
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-27)	3,008,000	1,051,626
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-29)	40,000	13,959
Transfer from reserves on exercise of ESOP unlisted options (2020-07-24)	-	15,700
Transfer from reserves on exercise of NASDAQ Warrants (2020-07-27, 2020-07-29)	-	1,012
Issue at A$0.08 in lieu of cash for services rendered (2020-11-13)	2,737,500	219,000
Transfer from reserves on cashless exercise of ESOP unlisted options (2021-02-09)	409,090	197,010
Less: Transaction costs arising on share issues	-	(3,779,831)
Balance at 30 June 2021	227,246,596	88,361,303

Notes

1.	Mr Peter (resigned 24 September 2021) and Mr Stephen Anastasiou are directors and majority shareholders of Grandlodge Capital Pty Ltd (Grandlodge). As per an agreement which commenced on 1 June 2013 and expired on 30 June 2020, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution and invoicing services for Immuron Limited’s products for A$70,000 per annum. These fees would be payable in new fully paid ordinary shares in Immuron Limited at a set price of A$0.16 per share, representing Immuron Limited’s shares price at the commencement of the agreement. The above amount is the fair value of the equity instrument.

2.	On 30 May 2019, 500,000 American Depository Shares (ADS) were issued at US$4.00 each. Each ADS is equivalent to 40 ordinary shares, i.e. 20,000,000 at US$0.10 each (A$0.1447).

(ii)	Ordinary shares

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

Note 16. Other reserves

The following table shows a breakdown of the consolidated statement of financial position line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2018		3,139,625	(43,317)	3,096,308
Currency translation differences		-	61,846	61,846
Other comprehensive income		-	61,846	61,846
Transactions with owners in their capacity as owners
Options and warrants issued/expensed		1,453,900	-	1,453,900
Options and warrants exercised		(100)	-	(100)
Options and warrants lapsed/expired		(311,635)	-	(311,635)
At 30 June 2019		4,281,790	18,529	4,300,319

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2019		4,281,790	18,529	4,300,319
Currency translation differences		-	102,938	102,938
Other comprehensive income		-	102,938	102,938
Transactions with owners in their capacity as owners
Share-based payment expenses	16(iv)	73,088	-	73,088
Options and warrants issued/expensed		(484,680)	-	(484,680)
Options and warrants lapsed/expired		(2,251,320)	-	(2,251,320)
Re-valuation of options issued in prior period	16(iii)	(607,000)	-	(607,000)
At 30 June 2020		1,011,878	121,467	1,133,345

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2020		1,011,878	121,467	1,133,345
Currency translation differences		-	(14,953)	(14,953)
Other comprehensive income		-	(14,953)	(14,953)
Transactions with owners in their capacity as owners
Transfer to share capital	16(iv)	(73,088)	-	(73,088)
Options and warrants issued/expensed	16(ii)	3,003,060	-	3,003,060
Options and warrants exercised	16(ii)	(213,722)	-	(213,722)
Options and warrants forfeited		(368,000)	-	(368,000)
At 30 June 2021		3,360,128	106,514	3,466,642

(i)	Nature and purpose of other reserves

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

(ii)	Movements in options and warrants:

Details	Notes	Number of options	Total A$
Balance at 30 June 2018		72,569,180	3,139,625
Issue of ESOP unlisted options at $0.50 (2018-07-13)		1,300,000	204,100
Issue of ESOP unlisted options at $0.50 (2018-11-26)		2,000,000	164,400
Lapse of ESOP unlisted options at $0.50 (2018-10-01)		(1,050,000)	(98,385)
Issue of ESOP unlisted options at $0.50 (2019-02-11)		5,000,000	975,000
Lapse of unlisted options at $0.57 (2019-02-24)		(1,000,000)	(185,601)
Lapse of unlisted options at $1.892 (2019-02-28)		(15,380)	(1,173)
Lapse of unlisted options at $0.30 (2019-05-28)		(140,056)	(13,390)
Reclassify exercised options from reserves to share capital		-	(100)
Reclassify lapsed options from reserves to accumulated losses		-	(13,086)
Issue of representative warrants (2019-05-23)[1]		800,000	110,400
Balance at 30 June 2019		79,463,744	4,281,790
Re-valuation of options issued in prior period (2019-11-06)	16(iii)	-	(607,000)
Issue of representative warrants (2019-07-16)		542,600	55,454
Lapse of unexercised options at $0.50 (2019-11-27)		(7,625,532)	(2,086,920)
Lapse of unexercised options at $0.55 (2019-11-30)		(25,289,894)	-
Lapse of unexercised options at $0.50 (2020-06-30)		(2,000,000)	(164,400)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-06-23)		(218,800)	(72)
Exercise of representative warrants (2020-06-15, 2020-06-22)		(2,065,000)	(540,062)
Balance at 30 June 2020		42,807,118	938,790
Exercise of representative warrants (2020-07-2)		(9,640)	-
Exercise of ESOP unlisted options at $0.50 (2020-07-24)		(100,000)	(15,700)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-07-27, 2020-07-29)		(3,048,000)	(1,012)
Lapse of unexercised options (2020-09-25)		(5,000,000)	(368,000)
Issue of representative warrants at US$23.44 per 40 options (2020-07-24)		2,560,000	1,032,960
Issue of ESOP unlisted options at $0.12 (2020-10-29)		9,000,000	1,970,100
Cashless exercise of ESOP unlisted options at $0.12 (2021-02-09)		(900,000)	(197,010)
Reclassify share-based payments expenses from reserves to share capital	16(iv)	-	(73,088)
Balance at 30 June 2021		45,309,478	3,360,128

On 13 July 2018, the Company issued Dr. Jerry Kanellos, Chief Operating Officer of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 1 July 2021.

On 26 November 2018, the Company issued Mr. Richard J. Berman, a Non-Executive Director of Immuron Limited, 2,000,000 unlisted options exercisable at $0.50 on or before June 30, 2021. During the 2019 annual general meeting, the shareholders approved the issuance of the options to Richard Berman.

On 11 February 2019, the Company issued Dr. Gary S. Jacob 5,000,000 unlisted options exercisable at $0.50. These options were subsequently forfeited on September 25, 2020, being 6 months after his resignation.

Given the shareholders' approval at the AGM held on 29 October 2020, a total of 9,000,000 ESOP Options were issued to directors on 13 November 2020.

(iii)	Revaluation of options issued in prior period

Options granted to Dr Gary Jacob on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-measured at grant date 6 November 2019 after being approved by shareholders with a value of $368,000, being a revaluation of $607,000 in the 30 June 2020 financials.

(iv)	Share-based payment expenses

Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees from 1 April 2020 to 31 December 2020 and instead receive shares of that value. In prior year, no shares were issued to directors, however the expense of the shares owed to them was A$73,088. As at 30 June 2021, shares have been issued to directors given the shareholders' approval at the AGM held on 29 October 2020.

Note 17. Segment Reporting

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

Financial breakdown

The segment information for the reportable segments for the year ended June 30, 2021 is as follows:

	Research and development	Hyperimmune products	Other	Total
2021	A$	A$	A$	A$
Hyperimmune products revenue	-	145,776	-	145,776
Cost of sales of goods	-	(51,071)	-	(51,071)
Gross profit	-	94,705	-	94,705
Other income	431,030	24,480	161,600	617,110
Other gains/(losses) – net	-	(759,765)	(582,528)	(1,342,293)
General and administrative expenses	-	-	(3,978,679)	(3,978,679)

Share-based payment expenses	-	-	(2,116,013)	(2,116,013)
Research and development expenses	(1,367,054)	-	-	(1,367,054)
Selling and marketing expenses	-	(287,684)	-	(287,684)
Operating profit/(loss)	(936,024)	(928,264)	(6,515,620)	(8,379,908)
Finance income	-	-	9,204	9,204
Finance costs	-	-	(13,761)	(13,761)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(936,024)	(928,264)	(6,520,177)	(8,384,465)

Assets
Segment assets	306,154	1,587,672	25,159,280	27,053,106
Total assets	306,154	1,587,672	25,159,280	27,053,106

Liabilities
Segment liabilities	243,565	284,657	629,827	1,158,049
Total liabilities	243,565	284,657	629,827	1,158,049

The segment information for the reportable segments for the year ended June 30, 2020 is as follows:

	Research and development	Hyperimmune products	Other	Total
2020	A$	A$	A$	A$
Hyperimmune products revenue	-	2,518,566	-	2,518,566
Cost of sales of goods	-	(688,836)	-	(688,836)
Gross profit	-	1,829,730	-	1,829,730
Other income	308,225	10,545	154,904	473,674
Other gains/(losses) – net	-	-	11,335	11,335
General and administrative expenses	-	-	(3,170,078)	(3,170,078)
Research and development expenses	(1,178,685)	-	-	(1,178,685)
Selling and marketing expenses	-	(871,551)	-	(871,551)
Operating profit/(loss)	(870,460)	968,724	(3,003,839)	(2,905,575)
Finance income	-	-	-	-
Finance costs	-	-	(21,631)	(21,631)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(870,460)	968,724	(3,025,470)	(2,927,206)
Assets
Segment assets	308,225	2,539,503	3,354,435	6,202,163
Total assets	308,225	2,539,503	3,354,435	6,202,163
Liabilities
Segment liabilities	101,092	30,377	426,781	558,250
Total liabilities	101,092	30,377	426,781	558,250

The segment information for the reportable segments for the year ended June 30, 2019 is as follows:

	Research and development	Hyperimmune products	Other	Total
2019	A$	A$	A$	A$
Hyperimmune products revenue	-	2,387,426	-	2,387,426
Cost of sales of goods	-	(667,371)	-	(667,371)
Gross profit	-	1,720,055	-	1,720,055
Other income	531,005	1,045	-	532,050
Other gains/(losses) – net	-	(13,394)	51,807	38,413
General and administrative expenses	-	-	(5,037,806)	(5,037,806)
Research and development expenses	(1,044,528)	-	-	(1,044,528)
Selling and marketing expenses	-	(864,644)	-	(864,644)
Operating profit/(loss)	(513,523)	843,062	(4,985,999)	(4,656,460)
Finance income	-	-	39	39
Profit/(loss) for the year	(513,523)	843,062	(4,985,960)	(4,656,421)
Assets
Segment assets	531,828	2,705,330	5,324,489	8,561,647
Total assets	531,828	2,705,330	5,324,489	8,561,647
Liabilities
Segment liabilities	221,520	191,836	797,155	1,210,511
Total liabilities	221,520	191,836	797,155	1,210,511

Information on geographical regions:

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan			Protectyn
	Australia	United States	Other	Australia	Other	Total
2021	A$	A$	A$	A$	A$	A$
Hyperimmune products revenue[1]	(10,308)	4,264	101,639	50,181	-	145,776
Revenue from external customers	(10,308)	4,264	101,639	50,181	-	145,776

1.	Returns are provided where outlined in a customer’s agreement.

	Travelan			Protectyn
	Australia	United States	Other	Australia	Other	Total
2020	A$	A$	A$	A$	A$	A$
Hyperimmune products revenue	1,240,393	926,325	301,915	49,933	-	2,518,566
Revenue from external customers	1,240,393	926,325	301,915	49,933	-	2,518,566

	Travelan			Protectyn
	Australia	United States	Other	Australia	Other	Total
2019	A$	A$	A$	A$	A$	A$
Segment revenue	1,162,628	1,016,468	149,283	58,683	364	2,387,426
Revenue from external customers	1,162,628	1,016,468	149,283	58,683	364	2,387,426

Information on major customers:

During the years ended June 30, 2021, 2020 and 2019, the Company had the following major customers in the hyperimmune product segment with revenues amounting to 10 percent or more of total group revenues:

	2021 A$	2020 A$	2019 A$
Customer A	41,040	-	-
Customer B	27,563	-	-
Customer C	25,319	-	-
Customer D	23,214	462,490	611,920
Customer E	22,886	-	-
Customer F	-	442,916	228,661
Customer G	-	438,065	659,637
Customer H	-	327,559	266,111
Customer I	-	227,952	249,522
	140,022	1,898,982	2,015,851

Note 18. Cash Flow Information

(a)	Reconciliation of cash flow from operations with loss after income tax

	30 June 2021 A$	30 June 2020 A$	30 June 2019 A$

Net Loss for the Year	(8,384,465)	(2,927,206)	(4,656,421)

Adjustments for
Depreciation expense	43,662	44,056	5,287
Distribution costs	-	70,000	70,000
Expected credit losses	(30,055)	(3,991)	34,046
Finance costs	13,761	21,631	—
Finance income	(9,204)	-	(39)
Leave provision expense	53,610	19,717	4,580
Share-based payments (income)/expenses	2,116,013	(533,912)	1,343,500
Unrealized net foreign currency gains	592,243	(18,883)	(62,015)
Change in operating assets and liabilities:
Add decrease in trade and other receivables	23,037	641,236	680,337
Add (increase) / decrease in inventories	960,920	(113,635)	263,365
Add (increase) / decrease in other operating assets	(45,065)	16,096	92,510
Add (decrease) / increase in trade and other payables	586,796	(362,437)	426,271
	(4,078,747)	(3,147,328)	(1,798,579)

(b)	Non-cash financing and investing activities

See note 19 for details regarding issues of options to employees and for details surrounding the issue of shares to suppliers.

Note 19. Share-based Payments

a)	Executive share and option plan

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

Set out below are summaries of all listed and unlisted options, including those issued under ESOP:

	2021		2020		2019
	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options

As at 1 July	0.40	42,807,118	0.46	79,463,744	0.45	72,569,180
Granted during the year	0.28	11,560,000	0.18	542,600	0.47	9,100,000
Exercised during the year	0.23	(4,057,640)	0.18	(424,840)	-	-
Forfeited/lapsed during the year	0.50	(5,000,000)	0.52	(36,774,386)	0.53	(2,205,436)
As at 30 June	0.31	45,309,478	0.40	42,807,118	0.46	79,463,744
Vested and exercisable at 30 June	0.31	45,309,478	0.40	42,807,118	0.46	79,463,744

Share options outstanding at the end of the year have the following expiry date and exercise prices:

	Expiry date	Exercise price	Share options	Share options
Grant date		(A$ unless stated otherwise)	30 June 2021	30 June 2020
2012-06-29	2021-11-30	1.944	14,493	14,493
2012-06-29	2022-01-17	1.876	29,668	29,668
2017-06-13 (warrants)	2022-06-13	USD 0.25	24,493,200	27,541,200
2018-03-15	2023-03-15	0.468	7,897,647	7,897,647
2017-06-09 (warrants)	2022-06-08	USD 0.3125	198,240	198,240
2018-03-15	2023-03-15	0.585	526,510	526,510
2019-05-23 (warrants)	2024-05-23	USD 0.125	173,600	181,600
2019-07-16 (warrants)	2024-07-16	USD 0.125	116,120	117,760
2018-07-13	2021-07-01	0.500	1,200,000	1,300,000
2019-11-06	2024-02-10	0.500	-	5,000,000
2020-10-29	2024-04-14	0.12	8,100,000	-
2020-07-24 (warrants)	2025-07-21	USD 0.5859	2,560,000	-
Total			45,309,478	42,807,118
Weighted average remaining contractual life of options outstanding at end of period			1.58	2.28

(i)	Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options granted under ESOP during the year ended June 30, 2021 included:

Grant date	Expiry date	Exercise price (A$)	No. of options	Share price at grant date (A$)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option (A$)

2020-07-24	2025-07-21	0.83	2,560,000	0.50	127.93%	0.00%	0.43%	0.4035
2020-10-29	2024-04-14	0.12	9,000,000	0.25	142.70%	0.00%	0.13%	0.2189

			11,560,000

The model inputs for options granted under ESOP during the year ended June 30, 2020 included:

Grant date	Expiry date	Exercise price (A$)	No. of options	Share price at grant date (A$)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option (A$)

2019-11-06	2024-02-10	0.50	5,000,000	0.15	98	0.00%	0.88%	0.0736

			5,000,000

The model inputs for options granted under ESOP during the year ended June 30, 2019 included:

Grant date	Expiry date	Exercise price (A$)	No. of options	Share price at grant date (A$)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option (A$)

2018-07-13	2021-07-01	0.50	1,300,000	0.32	92.00%	0.00%	2.09%	0.1570
2018-11-26	2020-06-30	0.50	2,000,000	0.34	92.00%	0.00%	2.02%	0.0822
2019-02-11	2024-02-11	0.50	5,000,000	0.29	100.00%	0.00%	1.69%	0.1950

			8,300,000

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

b)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period were as follows:

	2021 A$	2020[1] A$	2019 A$
Options issued under ESOP	1,970,100	(607,000)	1,343,500
Share-based payments to directors[2]	145,913	73,088	-
	2,116,013	(533,912)	1,343,500

1.

Options granted to a former managing director on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-measured at grant date 6 November 2019 after being approved by shareholders with a value of $368,000, being a revaluation of $607,000 in the 30 June 2020 financials.

2.	Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees and instead receive shares of that value. As at 30 June 2021, shares have been issued to directors for the director fees of $145,913 incurred during the financial year ended 30 June 2021 and $73,088 incurred during the financial year ended 30 June 2020, given the shareholders' approval at the AGM held on 29 October 2020.

Note 20. Related Party Transactions

(a)	Subsidiaries

Interests in subsidiaries are set out in note 10.

(b)	Transactions with other related parties

The following transactions occurred with related parties:

	2021 A$	2020 A$	2019 A$

Amounts settled in cash or shares for goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	110,607	142,347	147,636

(i)	Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	rental of an office suite (Wattle Laboratories Pty Ltd); and

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non-executive directors, Mr. Peter Anastasiou (a director resigned on 24 September 2021) and Mr. Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective January 2017, the annual rent was increased to A$39,525. The lease is for a three-year term with an additional three-year option period. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30, 2019, 2020 and 2021, we paid Wattle A$53,958, A$41,369 and A$40,607 (excluding Goods and Services Tax), respectively. The lease was renewed, commencing January 1, 2019 for three years.

●	warehousing, distribution and invoicing services (Grandlodge Capital Pty Ltd).

Grandlodge Capital Pty Ltd is an entity part-owned and operated by our non-executive director Mr. Stephen Anastasiou. Mr. Peter Anastasiou (a director resigned on 24 September 2021) and Mr. David Plush are also owners of Grandlodge, and its associated entities.

Commenced on June 1, 2013, Grandlodge provides warehousing, distribution and invoicing services for our products for A$70,000 per year. The terms of the agreement were to have fees payable in new fully paid ordinary shares in Immuron Limited as a set price of A$0.16 per share. The fair value of the equity instrument has been assessed and accounted for in accordance with IFRS 2 Share Based Payments in the 2020 financial statements. During the 2020 financial year, the fees of A$100,978 equivalent were repaid by issuance of 437,500 ordinary shares based on their fair value. During the 2019 financial year, the fees of A$93,678 equivalent were repaid by issuance of 437,500 ordinary shares based on based on their fair value.

Grandlodge is reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the oral agreement, unless both Grandlodge and we agree to an alternative method of payment. The oral agreement may be terminated by either party upon providing the other party with 30 days written notice of the termination of the agreement.

A new agreement commenced on July 1, 2020. Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron's products for $70,000 per annum. The terms of the agreement were to have fees payable in cash.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2020 A$	2020 A$	2019 A$
Amounts settled in cash or shares during the period
Rental of an office suite from Wattle Laboratories Pty Ltd	40,607	41,369	53,958
Services rendered by Grandlodge Capital Pty Ltd	70,000	100,978	93,678
	110,607	142,347	147,636

(c)	Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2021 A$	2020 A$	2019 A$
Current payables (purchases of goods and services)
Entities controlled by key management personnel	70,000	-	-

Note 21. Financial Risk Management Objectives and Policies

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

Exposure

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2021		2020
	USD $	CAD $	USD $	CAD $	ILS $
Cash and cash equivalents	2,742,688	108,688	2,954,589	107,605	-
Trade receivables	23,801	-	45,591	-	-
Trade payables	18,556	43,466	29,946	1,923	41,771
Total exposure	2,785,045	152,154	3,030,126	109,528	41,771

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

The Group has conducted a sensitivity analysis of its exposure to foreign currency risk. The Group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 4.9% (2020: 3.3%)

	Impact on loss for the period		Impact on other components of equity
	2021 A$	2020 A$	2021 A$	2020 A$
USD/AUD exchange rate – change by 4.9% (2020: 3.3%)	136,467	99,994	5,219	4,035

*	Holding all other variables constant

Loss is more sensitive to movements in the AUD/USD exchange rates in 2021 than 2020 because of the increased amount of USD denominated cash and cash equivalents and the increased variability of the AUD/USD exchange rate. Equity is more sensitive to movements in the AUD/USD exchange rates in 2021 than 2020 because of the increased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group's exposure to other foreign exchange movements is not material.

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

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2021 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

On that basis, the loss allowance as at June 30, 2021 was determined as follows for trade receivables:

	Days past due
	Current	1-30	31-60	61-90	91-120	121+	Total
30 June 2021	A$	A$	A$	A$	A$	A$	A$
Expected credit loss rate	0.00%	0.00%	13.07%	21.88%	34.09%	53.58%
Gross carrying amount	23,801	4,752	-	-	-	-	28,553
Loss allowance	-	-	-	-	-	-	-

On that basis, the loss allowance as at June 30, 2020 was determined as follows for trade receivables:

	Days past due
30 June 2020	Current A$	1-30 A$	31-60 A$	61-90 A$	91-120 A$	121+ A$	Total A$
Expected credit loss rate	0.60%	8.06%	0.00%	23.35%	38.30%	100.00%
Gross carrying amount	2,820	1,055	-	14,476	7,447	23,721	49,519
Loss allowance	17	85	-	3,380	2,852	23,721	30,055

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

Maturities of financial liabilities

The tables below analyze the group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual discounted cash flows.

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
At 30 June 2021	A$	A$	A$	A$	A$	A$	A$
Trade and other payables	132,514	-	-	-	-	132,514	132,514
Lease liabilities	20,498	-	-	-	-	20,498	20,498
Total	153,012	-	-	-	-	153,012	153,012
At 30 June 2020
Trade and other payables	173,663	-	-	-	-	173,663	173,663
Lease liabilities	20,890	21,286	21,286	-	-	63,462	63,462
Total	194,553	21,286	21,286	-	-	237,125	237,125

Note 22. Events occurring after the Reporting Date

In May 2021, Immuron identified a transformational COVID-19 asset, for which it entered a binding contract to acquire. The company’s securities were placed in suspension by the Australian Securities Exchange (ASX) until the company met the requirements set out by the Exchange. Unfortunately, after filing an ASX In-Principal Advice Application and subsequent lengthy discussions and exchanges with the ASX, Immuron was unable to satisfy the ASX that the combined group, following the proposed acquisition, would meet the requirements of the Listing Rules. Ultimately the ASX has an absolute discretion whether to approve such a major acquisition. Immuron is now unable to satisfy the pre-conditions for this proposed acquisition due to the expiration of the existing contractual timetable and will not proceed with the proposed acquisition in its present form.

On 23 September 2021, as a result of the company not proceeding with the major transaction the ASX has lifted the suspension and the company's securities have now re-commenced trading on the ASX and NASDAQ official list.

On 24 September 2021, Mr Peter Anastasiou resigned as a director of the company.

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

Dated: October 29, 2021