Form 20-F
period 2022-06-30
Immuron Ltd
filed 2022-09-09
CIK 1660046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

Mr. Steven Lydeamore, Chief Executive Officer

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

+61 (0)3 9824 5254 (phone); +61 (0)3 9822 7735 (fax)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing 40 Ordinary Shares	IMRN	The NASDAQ Stock Market LLC

Warrants (expired June 2022)	IMRNW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2022                     227,798,346

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

Large accelerated filer ☐	Accelerated filer ☐
Emerging growth company ☐	Non-accelerated filer ☒

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

Yes ☐ No ☒

INTRODUCTION

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies that we believe can address significant unmet medical needs. This is a large addressable market which continues to grow as we seek to increase sales of our existing commercial products and to expand our product portfolio and distribution capability.

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

Our polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and do not cross into the bloodstream, potentially leading to improved safety and tolerability, without sacrificing efficacy. Our technology platform can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. We believe that our lead drug candidates currently entering the clinical development phase have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridiodes difficile (C.difficle) infections.

Our American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) are listed on The NASDAQ Capital Market under the symbols “IMRN” Each ADS represents 40 of our ordinary shares, no par value. Our ordinary shares are also listed on the Australian Securities Exchange under the symbol “IMC.”

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

Australian Disclosure Requirements

Our ordinary shares are primarily quoted on the Australian Securities Exchange (“ASX”) in addition to our listing of our ADSs on the NASDAQ Global Select Market. As part of our ASX listing, we are required to comply with various disclosure requirements as set out under the Australian Corporations Act 2001 and the ASX Listing Rules. Information furnished under the sub-heading “Australian Disclosure Requirements” is intended to comply with ASX listing and Corporations Act 2001 disclosure requirements and is not intended to fulfill information required by this annual report on Form 20F.

i

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The tables below set forth selected consolidated financial data as of and for the five years ended June 30, 2022, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of June 30, 2022 and 2021 appear in this annual report. The consolidated income statement data for the years ended June 30, 2022, 2021 and 2020 and the consolidated balance sheet data as of June 30, 2022 and 2021 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements”. The consolidated financial data as of June 30, 2020, 2019 and 2018 and for the years ended June 30, 2019 and 2018 have been derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:

	For the year ended June 30,
	2022 A$	2021 A$	2020 A$	2019 A$	2018 A$
Consolidated Statement of Profit or Loss and Other Comprehensive Income Data:

Revenue from contracts with customers	765,193	145,776	2,518,566	2,387,426	1,842,909
Cost of Goods Sold	(241,691)	(51,071)	(688,836)	(667,371)	(418,693)
Gross Profit	523,502	94,705	1,829,730	1,720,055	1,424,216

Other Income	957,725	617,110	473,674	532,050	1,849,163
Net foreign exchange gains/(losses)*	247,558	(582,528)	11,335	51,807	258,767
Net impairment losses*	—	(759,765)	—	(13,394)	(163,600)

Expenses:
General and administrative expenses	(3,524,388)	(6,094,692)	(3,170,078)	(5,037,806)	(3,470,229)
Research and development expenses	(657,715)	(1,367,054)	(1,178,685)	(1,044,528)	(2,257,224)
Selling and marketing expenses	(416,537)	(287,684)	(871,551)	(864,644)	(686,714)
Operating loss	(2,869,855)	(8,379,908)	(2,905,575)	(4,656,460)	(3,045,621)

Finance income	21,785	9,204	—	39	1,238
Finance expenses	(6,184)	(13,761)	(21,631)	—	(24,199)
Finance costs - net	15,601	(4,557)	(21,631)	39	(22,961)

Loss before income tax	(2,854,254)	(8,384,465)	(2,927,206)	(4,656,421)	(3,068,582)
Income Tax Expense	—	—	—	—	—
Loss for the period	(2,854,254)	(8,384,465)	(2,927,206)	(4,656,421)	(3,068,582)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	6,708	(14,953)	102,938	61,846	(79,599)
Total Comprehensive Loss for the Period	(2,847,546)	(8,399,418)	(2,824,268)	(4,594,575)	(3,148,181)

Loss per share, basic and diluted (in cents per share)	(1.25)	(3.79)	(1.66)	(3.22)	(2.30)
Weighted-average number of shares outstanding, basic and diluted	227,579,684	221,062,229	176,393,354	144,740,535	133,660,556

*	The company revised the previous audited financial statements to reflect the split of Net foreign exchange gains/(losses) and Net impairment losses in Other gains/(losses) – net.

	As of June 30,
	2022 A$	2021 A$	2020 A$	2019 A$	2018 A$
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	22,110,278	25,047,281	3,250,468	5,119,887	4,727,430
Total current assets	23,672,152	25,752,778	4,409,041	6,682,444	7,050,437
Total assets	24,855,824	27,053,106	6,202,163	8,561,647	9,242,688
Total current liabilities	1,502,976	1,121,853	516,411	1,195,531	803,338
Total liabilities	1,678,423	1,158,049	558,250	1,210,511	803,338
Total equity	23,177,401	25,895,057	5,643,913	7,351,136	8,439,350

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

Summary of Risks Related to Our Financial Condition

As a company undertaking research and development activities of our existing patent portfolio we have incurred operating losses; we may continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

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

Risks Related to Our Financial Condition

COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates. Sales of Travelan have significantly dropped from March 2020, however during the fiscal year 2022 sales have started to recover.

As a company undertaking research and development activities of our existing patent portfolio we have incurred operating losses; we may continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred losses in every period since we began operations in 1994 and we have reported net losses of A$2,854,254, A$8,384,465, A$2,927,206, A$4,656,421 and A$3,068,582 during the fiscal years ended June 30, 2022, 2021, 2020, 2019 and 2018, respectively. As of June 30, 2022, our accumulated deficit was A$68,425,281. We may continue to incur additional operating losses for the next several years as we expand our research and development activities for the treatment of infectious diseases, commence new trials for our product candidate IMM-529 for C. difficile, and potential other assets/indications. We may never be able to achieve or maintain profitability.

Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

●	the continued increase in sales of our marketed products, Travelan® and Protectyn®;

●	the continued progress of our research and development programs;

●	the timing, scope, results and costs of pre-clinical studies and clinical trials;

●	the cost, timing and outcome of regulatory submissions and approvals;

●	determinations as to the commercial potential of our product candidates;

●	spending on our marketed assets;

●	our ability to successfully expand our contract manufacturing services;

●	our ability to establish and maintain collaborative arrangements; and

●	the status and timing of competitive developments.

As of June 30, 2022, we had A$22,110,278 in cash and cash equivalents. Developing prescription products is expensive and we may need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We may seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

We have never generated any revenue from prescription product sales and this area of our business may never be profitable.

Our ability to generate significant revenue from prescription products and achieve profitability depends on our ability to, alone or with strategic collaboration partners, successfully complete the development of and obtain the regulatory approvals for our prescription product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialize any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. Currently, we do not expect any milestone payments from our collaborative partners to be significant in the foreseeable future. However, we are actively pursuing potential partner collaboration. In addition, we do not anticipate generating revenue from commercializing new product candidates for the foreseeable future, if ever.

Our ability to generate future revenues from commercializing our intellectual property (“IP”) assets depends heavily on our success in:

●	increasing sales of commercial products through investment in sales and marketing initiatives, expansion in sales channels and geographies, product development and broader applications;

●	establishing proof of concept in preclinical studies and clinical trials for our product candidates;

●	successfully completing clinical trials of our product candidates;

●	obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

●	maintaining, protecting and expanding our intellectual property portfolio, and avoiding infringing on intellectual property of third parties;

●	establishing and maintaining successful licenses, collaborations and alliances with third parties;

●	developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide products and services adequate, in amount and quality, to support clinical development and commercialization of our product candidates, if approved;

●	launching and commercializing any product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

●	obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options;

●	obtaining favorable coverage and reimbursement rates for our products from third-party payors;

●	addressing any competing technological and market developments;

●	identifying and validating new product candidates; and

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter.

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

We receive Australian government research and development tax incentive refunds. If our research and development expenditures are not deemed eligible for the refund, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received, and expect to continue to receive, refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures by small to medium size Australian entities during the year ended June 30, 2022, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss.

The Research and Development Tax Incentive refunds are made by the Australian federal government for eligible research and development purposes based on the filing of an annual application and subsequent income tax returns for the fiscal year. We recognized Research and Development Tax Incentive refunds in the fiscal years ended June 30, 2021, June 30, 2020, June 30, 2019 and June 30, 2018 of A$356,209, A$308,225, A$531,005 and A$1,849,123, respectively, and we have recognized A$257,500 for the fiscal year ended June 30, 2022, that includes an estimate of the receipt for the claim yet to be filed.

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

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel, including Mr Steven Lydeamore who is currently our Chief Executive Officer and Dr. Jerry Kanellos who is currently our Chief Operating Officer.

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

We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are developing, and may in the future try to develop, product candidates. We are aware of multiple companies that are working in the field of infectious diseases, travelers’ diarrhea and C. difficile therapeutics, including Cosmo Technologies, PanTheryx, PaxVax Bermuda Limited, Proctor and Gamble, Salix Pharmaceuticals Inc and Scandinavian BioPharma which are all developing therapeutics for travelers’ diarrhea and, Acetelion, Assembly Biotechnology, Creston Pharma, Da Volterra, Finch Therapeutics, MaaT Pharma, Merck, Rebiotix Inc., Seres, Synthetic Biotechnology and Vedanta Biosciences for C.difficile.

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

The scientific research that forms the basis of our efforts to develop product candidates is based on the pre-clinical and clinical data in conditions such as moderate to severe campylobacteriosis, CDI, Shigellosis (bacillary dysentery) and Traveler’s Diarrhea, and the identification, optimization and delivery of hyper-immune colostrum- based product candidates is relatively new. The scientific evidence to support the feasibility of successfully developing therapeutic treatments based on our technology is preliminary and limited. There can be no assurance that any development and technical problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may be unable to reach an agreement on favorable terms, or at all, with providers of vectors needed to optimize delivery of our product candidates to target disease cells and we may also experience unanticipated problems or delays in expanding our manufacturing capacity or transferring our manufacturing process to commercial partners, any of which may prevent us from completing our clinical trials or commercializing our products on a timely or profitable basis, if at all.

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2022, our cumulative operating losses have a total potential tax benefit of A$12,014,532 at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and for losses generated prior to January 1, 2018 for up to 20 years in the U.S. as long as certain conditions are met. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, as amended. Our carry forward net operating losses in the U.S. first start to expire in 2035.

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

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. As of June 30, 2022, our management determined that we had no material weaknesses in our internal control over financial reporting. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our ordinary shares and ADSs could drop significantly.

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

Our status as a PFIC may also depend, in part, on how quickly we utilize any cash proceeds from any offering. Since PFIC status depends on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of our ordinary shares or ADS, which may be volatile, there can be no assurance that we will not be a PFIC for any taxable year. While we expect that we were not a PFIC for our taxable year ended June 30, 2022, no assurance of our PFIC status can be provided for such taxable year or future taxable years. Prospective U.S. investors should discuss the issue of our possible status as a PFIC with their tax advisors.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia in 1994 and have been listed on the ASX since April 30, 1999. Our ADSs and Warrants have traded on The NASDAQ Capital Market since June 13, 2017, with the Warrants delisted in June 2022 in connection with their expiration. Our principal executive office is located at Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053 and our telephone number is +61 (0)3 9824 5254. Our agent for service in the U.S. is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding the group that file electronically with the SEC (https://www.sec.gov/edgar/browse/?CIK=1660046 &owner=exclude).

B. Business Overview

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and our technology platform can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter orally administered passive immunotherapeutic product and is indicated to reduce the risk of travelers’ diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial and is sold in pharmacies throughout Australia. Protectyn® (AUST L 231001) is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® (NPN 80046016) in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We currently have three lead drug candidates entering the clinical development phase, which we believe have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Clostridiodies difficle (C.difficle) Infections, Enterotoxigenic Escherichia coli (ETEC) infections and travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce.

Travelan sales for fiscal year 2022, 2021 and 2020 were gross A$792 thousand (net: A$765 thousand), A$166 thousand (net: A$146 thousand) and A$2.7 million (net: A$2.5 million), respectively.

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

OUR PIPELINE

Immuron’s platform technology is based on oral polyclonal immunoglobulins. Prior to calving, cows are immunized with proprietary immunogens to ensure maximum antibody production. After calving, the first milk, called bovine colostrum is harvested and processed to produce a hyper-immune bovine colostrum powder. The underlying nature of our platform technology enables the development of medicines across a large range of infectious diseases. This approach can be used to block viruses or bacteria at mucosal surfaces (such as the GI tract) and neutralize the toxins they produce.

Immuron has three lead clinical products entering the clinical development phase for the treatment of multiple high value enteric disease indications:

1.	Enterotoxigenic Escherichia coli (ETEC) infections and travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce.

2.	Clostridioides difficile (C.difficile) infections, an infection of the colon caused by the bacteria C.difficile that produces toxins that cause inflammation and severe diarrhea. C.difficile can also result in serious disease complications including bowel perforation, toxic megacolon and sepsis, and it can prove fatal in the most severe cases.

3.	Moderate to severe Campylobacteriosis.

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

1.	Travelan® Biologics License Application (BLA)

Immuron has an immediate focus on seeking FDA approval of Travelan® to prevent travelers’ (TD) diarrhea. According to the Centers for Disease Control and Prevention (CDC), an estimated 10 million international travelers develop travelers’ diarrhea every year. Approval of Travelan® as a preventative treatment for TD is expected to significantly increase commercial opportunities for Travelan® in the U.S., particularly as Travelan® is a non-antibiotic treatment having a considerable record of successful treatment. The company was awarded a USD $3.43 million grant from the US Department of Defense to test the efficacy of one large daily dose regimen of Travelan® in a controlled human infection model (CHIM) clinical study using the ETEC strain H10407. This dose regime is potentially more amenable for use in military populations. The US Naval Medical Research Center (NMRC), Silver Spring, MD, USA was also awarded over USD $1 million in a separate grant to provide immunological support for the Immuron clinical program. The company plans to submit an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA). Up to 60 volunteers will be enrolled in the clinical study and will be randomly assigned to receive either a once-daily dose of 1200 mg of Travelan® or placebo. Results of the proposed clinical study will inform dosing in the planned pivotal Phase 3 studies for BLA licensure.

The US Department of Defense Uniformed Services University (USU) have also been awarded grant funding to conduct a clinical trial to evaluate the efficacy of Travelan® and a probiotic in Travelers’ Diarrhea. Enrollment of 1302 deployed military personnel or travelers will occur at sites within the Uniformed Services University of the Health Sciences Infectious Disease Clinical Research Program (IDCRP) network, the UK military, and at a civilian travel clinic in New York City. Subjects will be randomized to receive a masked regimen of Florastor®, Travelan®, or placebo. Findings from the clinical study will inform strategies for Defense Force Health Protection. The P3TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of a probiotic (Florastor®) and IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region.

Infectious diarrhea is the most common illness reported by travelers visiting developing countries and among US troops deployed overseas. The morbidity and associated discomfort stemming from diarrhea decreases daily performance, affects judgment, decreases morale, and lowers operational readiness. The first line of treatment for infectious diarrhea is the prescription of antibiotics. Unfortunately, in the last decade, several enteric pathogens have an increasing resistance to commonly prescribed antibiotics. In addition, travelers' diarrhea is now recognized by the medical community to result in post-infectious sequelae, including post-infectious irritable bowel syndrome and several post-infectious autoimmune diseases. A preventative treatment that protects against enteric diseases, is a high priority objective for the US Military.

2.	IMM-529 to Treat Recurrent Clostridioides difficile Infections (CDI)

Our second clinical asset IMM-529 is an oral biologic that targets the Clostridioides difficile (C. difficile) bacterium, IMM-529 can protect and prevent against enteric diarrheal symptoms associated with C.difficile infection. We have evidence to suggest IMM-529 treatment is effective and does not destroy the microbiome which is a side effect of treatment with many antibiotics. IMM-529 allows the microbiome to return to a healthy state while treating C. difficile infection (CDI). The antibodies in IMM-529 have been generated against the essential C. difficile virulence components, specifically, spores, vegetative cells and toxin B and shown to bind and neutralize a variety of human and animal C. difficile isolates. IMM-529, which was developed in collaboration with world-leading C.difficile Key Opinion Leader, Dr. Dena Lyras and her team at Monash University, has a Triple-Action MOA (antibodies to Toxin B + Spores + Vegetative Cells). It is a three-pronged approach that is novel, and which has yielded exceptional results in pre-clinical studies including (1) Prevention of primary disease, (2) Treatment of primary disease and (3) Suppression of recurrence. To date this is the only investigational drug that has showed positive therapeutic benefits in all three phases of the disease. In the preclinical stage, prevention studies demonstrated an 80% efficacy without the use of antibiotics. Furthermore, in treatment studies an 80% efficacy was demonstrated without the use of antibiotics like vancomycin. In relapse studies a 90% survival rate was noticed vs 22% survival rate in the control group. To our knowledge, it is to date the only investigational drug that has showed therapeutic benefits in all three phases of the disease. The Company’s plan to file an IND with FDA for further development of the drug candidate, with the initial focus on treating patients with recurrent disease. The trial is designed to study a total of 60 patients, diagnosed with CDI and have received standard of care antibiotic treatment. The primary objective is to assess IMM-529 safety and tolerability, while secondary end points are to evaluate the preliminary efficacy of IMM-529 as evaluated by duration and severity of symptoms and rate of disease recurrence.

IMM-529 has a unique competitive advantage:

●	Triple Mechanism of Action – IMM-529 not only targets the Toxin B, but it also contains antibodies to the spores and the vegetative cells. This is unique among all assets currently in development.

●	Effective vs Virulent Strains –IMM-529 has been shown to be effective vs both the normal strains as well as the virulent strains of CDI, providing a strong Proof-of-Concept (POC) model that IMM-529 can be a front-line agent in the battle vs hypervirulent and difficult to treat strains.

●	Effective in All phases of the Disease – IMM-529 has shown that it can be an effective agent in all phases of the disease including prevention of infection, treatment of primary disease and recurrence. This is novel amongst all of the competition and indicates a much larger potential use than current development programs which primarily target recurrence.

●	Oral Therapy – IMM-529 is an oral therapy lessening costs/burden on the patient, hospitals and the healthcare system overall.

●	Not an Antibiotic – IMM-529 is not an antibiotic, it only targets C. difficile its Toxin B, spores and vegetative cells. It therefore does not negatively impact the rest of the gut flora and allows the flora to return to normal, while fighting the primary infection/recurrence.

CDI is an infection of the colon caused by the bacteria Clostridioides difficile that produces toxins that cause inflammation and severe diarrhea. CDI can also result in serious disease complications including bowel perforation, toxic megacolon and sepsis, and it can prove fatal in the most severe cases. In recent years, increases in the frequency and severity of CDI have been observed worldwide, as well as an increased risk of community-associated CDI, and CDI in persons previously thought to be low risk. It is estimated that CDI affects up to 1.2% of hospitalized patients in the United States, representing an estimated cost of USD 4.8 billion per year (source: CDC). In Europe, the estimated cost is approximately 3 billion per year, which is likely to increase concomitantly with a more elderly society; more than 134 million Europeans will be >65 years by 2050. In addition to hospitalization, the most significant predisposing factors for CDI include advanced age (>65 years) and antibiotic therapy (disrupts the normal gut microbiota). The most common antibiotics implicated to date include broad-spectrum cephalosporins, fluoroquinolones and clindamycin. The only remaining effective therapeutic agents are metronidazole, vancomycin and fidaxomicin. Vancomycin and metronidazole are the current standard of care, accounting for 80% of patients share in the US. However, these two therapies are plagued by a 25% rate of CDI recurrences and each recurrence predisposes to further recurrence. After two or more episodes of recurrence, the risk of subsequent recurrence may reach 65%. This underscores the need for new treatments. Against this backdrop, the last decade has seen the emergence of a new epidemic of CDI characterized by increased frequency and severity of enteric disease and increased resistance to antibiotic therapy.

The global therapeutics and prophylactics market for Clostridioides difficile infections (CDIs) will expand more than fourfold from USD 356.3 million in 2014 to over USD 1.5 billion by 2024, representing an impressive Compound Annual Growth Rate (CAGR) of 15.8%, according to research and consulting firm GlobalData. The company's report states that this increase will be driven by the modest uptake of patent-protected, CDI-specific antibiotics and the arrival of novel non-antibiotic approaches to treat and prevent recurrent CDI.

3.	Campylobacter and Enterotoxigenic Escherichia coli (CampETEC) therapeutic

The Company is collaborating with the US Naval Medical Research Center (NMRC), Silver Spring, MD, USA to develop and clinically evaluate a new therapeutic to protect against Campylobacter and Enterotoxigenic Escherichia coli (ETEC) infections. The new Hyper-immune therapeutic contains high levels of antibodies which specifically target key protective antigenic targets Campylobacter jejuni capsule and Enterotoxigenic Escherichia coli (ETEC) colonization factor antigen I (CFA/I). The NMRC has submitted an IND application to the FDA for the new oral therapeutic and is preparing to commence the first of two planned clinical trials in the United States following approval of the application. The safety and protective efficacy of the product will be tested utilizing two controlled human infection-model clinical trials. One trial is designed to focus on the ability of the hyperimmune product to protect volunteers against ETEC infections, and the focus of the second trial is on protection of moderate to severe Campylobacteriosis. A total of 60 volunteers divided into two inpatient cohorts will be enrolled in the studies and randomly assigned to either Cohort 1 ETEC or Cohort 2 C. jejuni controlled human infection models.

Immuron’s IMM-124E used to manufacture Travelan® and Protectyn® demonstrates antiviral activity against the COVID-19 virus in laboratory studies

Immuron enters FY23 with a newly appointed CEO who is completing an assessment of the entire product portfolio, target markets, competitive advantage, and key growth drivers. The company announced to the market in August 2022 that it has deprioritized SARS-CoV-2 research to focus on the clinical development of our more advanced stage therapeutic drug candidates. Immuron has dedicated significant resources to interrogate the mechanism of SARS-CoV-2 protection, however, the mechanism of how IMM-124E provides protection against SARS-CoV-2 viral infection remains unclear. In consideration of our research findings, the rapid evolution of the virus and changing treatment landscape presents significant challenges to conduct a clinical trial for SARS-CoV-2 with IMM-124E.

Immuron has previously reported IMM-124E research investigations demonstrating neutralizing activity against SARS-CoV-2 (ASX announcements dated 13 May 2021, 15 December 2020, and 21 July 2020). The company has been pursuing the antiviral activities of IMM-124E, focusing on establishing a better understanding of the mechanism of action associated with these initial observations. CSIRO conducted Quantitative Mass Spectrometry analysis (LC-MS/MS) to identify potential antiviral agents that are significantly enriched in IMM-124E. Quantitative proteomics identified at least 53 proteins that are significantly overexpressed in IMM-124E compared to the Milk Powder control samples. This included 17 immunoglobulin-like proteins that appear to be enriched between two- to nine-fold in Immuron Colostrum drug substance and several small antimicrobial proteins known to function in defense against bacterial infections. Testing completed by Research Scientists at the Peter Doherty Institute for Infection and Immunity detected no neutralizing antibodies in IMM-124E targeting SARS-CoV-2 (COVID-19) virus. Researchers analyzed immune fractions of IMM-124E, previously isolated by Monash University Scientists at the Biomedicine Discovery Institute, for antibody-mediated viral neutralization. Antiviral activity was undetectable in these immune fractions, suggesting an alternative, non-specific, mode of action is responsible for earlier preliminary results.

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

After more than 12 months’ COVID-19 related delay, Immuron’s clinical development collaboration with the US Department of Defence (DoD) resumed with the US Naval Medical Research Center (NMRC) filing an investigational new drug application with the U.S. Food and Drug administration (FDA). In July 2022, Immuron announced that the NMRC has received feedback from the FDA following a review of the Investigational New Drug (IND) application for a new oral therapeutic targeting Campylobacter and ETEC. The Agency has specified that the IND does not contain sufficient information required under 21 CFR 312.23 to assess the risk to subjects in the proposed clinical studies. The IND has been placed on Clinical Hold until the FDA have received and reviewed a response from the NMRC justifying dosing, safety monitoring and a risk mitigation plan. The NMRC has previously filed and had IND applications approved by the FDA on similar colostrum-based products without being requested for supporting pharmacology/toxicology data. The NMRC are currently addressing the clinical hold comments and plan to submit a complete response letter in September 2022 requesting a Type A meeting with the FDA to discuss the clinical hold and the necessary protocol amendments. The meeting will be scheduled in 30 calendar days from receipt of the NMRC meeting request and complete response letter. In July 2021, Immuron announced that the NMRC received written guidance from the U.S. Food and Drug administration (FDA) in relation to the clinical development pathway of a new investigational drug which the company is developing to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections. The Type B meeting with the FDA discussed the Chemistry, Manufacturing and Controls including the proposed release testing specifications of the product as well as the planned clinical studies evaluating the safety and efficacy of the product.

The company initiated the second vaccination campaign in March 2022 and utilized the bispecific vaccine developed by the NMRC which is made up of the capsule of C. jejuni chemically conjugated to the CFA/I pilin of ETEC. The second vaccination campaign was successfully completed in May 2022 and each animal in the second herd received three doses of the vaccine. The hyper-immune colostrum was harvested in July 2022 and samples were shipped to the NMRC for immunological evaluation. The NMRC confirmed that the conjugated vaccine produced a robust immunological response and reported that the new Hyper-immune therapeutic contains high levels of antibodies which specifically target Campylobacter jejuni capsule and Enterotoxigenic Escherichia coli (ETEC) colonization factor antigen 1 (CFA/1). These are key antigenic targets predicted to be protective against diarrhea induced by both pathogens.

The manufacturing campaign for the drug substance was completed in August 2022 and the company plans to complete the manufacture of active drug product in October 2022. Once completed the investigational medical products will be transferred to the Johns Hopkins Bloomberg School of Public Health (JHBSPH) in the USA the clinical trial site which will be conducting the two planned Controlled Human Infection Model clinical studies. Work on the Investigational New Drug (IND) application and the clinical protocols for evaluating the safety and efficacy of the product in moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections continues. The NMRC now plans to file the IND application with the U.S. Food and Drug administration (FDA) in Q1 2022. The ability of the new hyperimmune product to protect volunteers from moderate to severe campylobacteriosis and ETEC disease will be assessed during two inpatient clinical trials the first of which is scheduled to commence in the first half of 2022.

For all the disruption caused by the COVID-19 pandemic, our partnerships with components of the US Department of Defense remain strong, close, and strategically vital. We will continue the clinical development of a new oral therapeutic to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections in conjunction with the US Naval Medical Research Centre.

Immuron Awarded $6.2 Million to Clinically Evaluate a Military Strength Dosing Regimen for Travelan

Immuron is pursuing a regulatory pathway to license Travelan® (IMM-124E) with the Food and Drug Administration (FDA) via a Biologics License Application (BLA). The proposed indication is to reduce the risk of contracting travelers’ diarrhea caused by bacterial pathogens. The Company announced in January 2022 that it was awarded AU$4.8M (US$3.43M) by the Medical Technology Enterprise Consortium (MTEC) for the development of a Travelan® dosing regimen acceptable for use by the US military. The US Naval Medical Research Center (NMRC), Silver Spring, MD, USA was also awarded over AU$1.4M (USD $1M) in a separate grant to provide immunological support for the Immuron clinical program. In April 2022 the company also announced a new MTEC request for funding seeking an additional US$4M to fund the CMC Assay Development and Validation, Nonclinical Safety Studies and Stability Studies required to support the BLA. The focus of this new project proposal is to develop a self-administered non-vaccine oral immunotherapy to prevent endemic diarrheal disease by targeting multiple bacterial pathogens. The oral immunotherapy should mitigate symptoms, shorten the duration of illness, and/or reduce the risk of contracting bacterial diarrheal illnesses. The proposed immunotherapy product will target enterotoxigenic Escherichia coli (ETEC), and at least one other common bacterial diarrheal pathogen e.g., Campylobacter spp or Shigella spp. Immuron was formally notified that no government funding is immediately available, however, this application has been deemed ‘eligible for funding’ and will be eligible for award for a period of up to two years.

The major focus over this reporting period has been to establish and execute agreements to commence the MTEC award and perform a dose optimization controlled human infection model (CHIM) study with IMM-124E. Five Contract Research Organizations have been approached to conduct the CHIM study, quality, experience, timelines and budgets are the major factors under consideration. A SWOT and Risk analysis and due diligence of each site has been completed. The company expects to execute a Master Service Agreement in September 2022 with the preferred CRO. A Service Proposal has been executed with our Contract Manufacturing Organization and the manufacture of the investigational medical products (IMM-124E and placebo caplets) for the clinical study has been completed. The company is presently finalizing drafts of the Investigational brochure and clinical study protocol. The Chemistry Manufacturing and Control sections of the IND are also well advanced. The company plans to file the investigational new drug application with the FDA before the end of 2022 and commence the clinical study in 2023.

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

In January 2022 the company announce the funding of a new research agreement with the U.S Department of Defense. The focus of this new agreement, entitled “Biologics License Application (BLA) of a therapeutic Bovine Immunoglobulin supplement targeting Travelers’ Diarrhea caused by Enterotoxigenic Escherichia Coli (ETEC)”, is aimed at testing and confirming the efficacy of a single larger dose regimen of Travelan® in a controlled human infection model (CHIM) clinical study using the enterotoxigenic Escherichia coli (ETEC) strain H10407. This single larger dosing regime is potentially more amenable for use in military populations. Up to 60 volunteers will be enrolled in the clinical study and will be randomly assigned to receive either a once-daily dose of 1200 mg of Travelan® or placebo. This study will occur across two cohorts (n=15 Travelan® subjects and n=15 placebo subjects per cohort), as the inpatient unit can accommodate up to 30 study participants at a time. A project kickoff meeting for this award was held on the 25 of January 2022 with the U.S Government sponsors and representatives of the company, the Naval Medical Research Center, Navy Advanced Medical Development and the Medical Technology Enterprise Consortium.

The award follows several pivotal meetings held last year with our US Department of Defense (US DoD) associates to review the proposed company sponsored phase III clinical trial strategy, address key questions identified by the FDA clinical reviewers and to identify potential endemic countries and clinical sites of interest to the US DoD. During these meetings the company was invited to present its strategic plan for the Biologics License Application (BLA), to the Military Infectious Diseases Research Program (MIDRP). MIDRP manages research and development programs for the US DoD and its mission is to protect the U.S. military against naturally occurring infectious diseases via the development of U.S. Food and Drug Administration (FDA) approved vaccines, drugs, and diagnostic assays. The meeting also focused on funding opportunities available to support the BLA and the associated approval process, as well as to provide some additional insights on the processes the company would need to navigate to advance Travelan with FDA licensure and DoD acquisition.

The company’s presentation was held on the 25 May 2022 and was well attended by the US Government sponsors. The Government reviewers were very much engaged and interested in the technology and the proposal. Advanced Technology International (ATI), the MTEC Consortium Management Firm formally notified the Company on the 25 June 2022 that our proposal was considered eligible for award and requested Immuron to submit a full proposal for consideration which was prepared and submitted to the MTEC Contracts team on the 13 July 2022. The company received formal notification confirming that the US Government sponsors had completed the evaluation of our proposal and intends to select it for award subject to funding availability.

Uniformed Services University Phase II P3TD Field Trial targeting travelers’ diarrhea

In May 2022 the company provided shareholders and the market with a progress update on the planned clinical field trial to evaluate the efficacy of Travelan® sponsored by the Uniformed Services University (USU) in Travelers’ Diarrhea (TD). USU’s Infectious Diseases Clinical Research Program (IDCRP), the UK Ministry of Defense and the New York City Travel Clinic are jointly planning to conduct the randomized clinical trial to evaluate the efficacy of two commercially available nutraceutical products for TD and inform strategies for Defense Force Health Protection. The P3TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of 2 nutraceuticals: A probiotic (Florastor®) and IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region (ClinicalTrials.gov Identifier: NCT04605783). All study participants (1302 in total) will be randomized to one of the two active products or placebo (434 per arm).

The clinical protocol was amended in December 2021 removing the prebiotic (Bimuno®) from the active study arms. More changes have been recently made to the clinical study protocol to extend the treatment period from 13 days to 22 days to cover the COVID-19 quarantine period still required by some countries. The extended time is necessary as those travelers required to quarantine upon arrival who may be still at risk of diarrhea symptoms during this period. The protocol amendment has been submitted to the ethics board for approval and recruitment will commence once approval has been granted. USU expects to initiate the study by the end of this year and complete clinical trial enrolment in approximately 18 months.

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

Earlier Clinical Studies on IMM-124E

IMM-124E was evaluated as a potential drug to treat non-alcoholic steatohepatitis (NASH) under FDA IND #014933. The primary endpoint was the mean change from baseline in the hepatic fat fraction (HFF, %), as measured by MRI at week 24 for two doses of IMM-124E compared with placebo. Both doses of IMM-124E did not lead to significant reduction in fat at the end of 24 weeks of therapy. Topline results from this earlier IMM-124E phase II NASH clinical study were reported in March 2019. The 24-week treatment study which was conducted in Australia, Israel, and the U.S. involved 133 biopsy-proven NASH patients. The study results demonstrated that IMM-124E, a first-in-class, oral antibody therapy targeting the endotoxin lipopolysaccharide (LPS) and other bacterial components in the gastrointestinal tract, resulted in a statistically significant reduction of serum LPS in patients with biopsy proven NASH. IMM-1214E was developed to target ETEC pathogens, preventing LPS from translocating into the portal circulation. The study results demonstrated a statistically significant reduction of serum LPS levels in the drug treatment arms when compared to placebo, providing proof-of-concept for a novel mechanism of action. Serum ALT was also significantly reduced when compared to placebo as well as AST and cytokeratin-18 (CK-18) demonstrating metabolic endotoxemia can be decreased with IMM-124E which can lower serum LPS levels and reduce LPS -associated liver inflammation. The data showed a small statistically significant reduction in serum lipopolysaccharide (LPS), and reductions in two biomarkers associated with liver function, but the drug did not display signs of clinical benefit in reducing fat content of the liver in patients with NASH. Consequently, we decided not to continue clinical development of IMM-124E specifically to treat NASH. Data from this trial, however, showed that IMM-124E was not systemically absorbed, and the trial provided further support for IMM-124E’s safety profile, and for its potential use in other therapeutics areas.

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

IMM-529 to Treat Recurrent C. difficile Infections (CDI)

The company is pursuing the clinical development of IMM-529 for FDA approval as drug to prevent recurrent Clostridiodes difficile Infection (CDI). The phase I/II, randomized, double blind, placebo-controlled clinical study of IMM-529 for the treatment of CDI is planned to be performed in 60 patients with recurrent CDI and will involve up to 12 clinical study sites in the USA and 4 clinical sites in Australia.

The company has established a Medical Advisory Committee to review the clinical development plans and establish a clinical protocol for IMM-529 in recurrent CDI. Members include Professor Teena Chopra, Professor of Medicine Wayne State University School of Medicine, Detroit Michigan. Professor Chopra is an Infectious Disease Epidemiologist with a specific interest in CDI. Professor Paul Feuerstadt assistant Clinical Professor of Medicine, Yale University School of Medicine and Professor Sahil Khanna, Professor of Medicine at the Mayo Clinic. The committee members have an in depth understanding on CDI and currently treat a large number of patients with recurring CDI. The Medical Advisory Committee has completed their review of the clinical trial protocol following several meetings and we are currently in the process of finalizing the clinical protocol, identifying suitable clinical trial sites and updating the Project plan which will be presented to the Board of Directors for approval.

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

The results of these studies were published in Scientific Reports (Hutton et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are potent antibiotic alternatives), SCI Rep. 2018 Jun 16:7(1):3665.

Phase I/IIa clinical trial of IMM-529 in C. difficile patients

A first-in-man Phase I/II clinical trial was initiated at two clinical sites in Israel at the end of 2018 in CDI patients. This trial was intended to evaluate the safety, tolerability and effectiveness of IMM-529 together with standard of care (SOC) antibiotic treatment in patients with CDI.

On March 19, 2020, we provided an update regarding the status of the IMM-529 clinical trial in patients with CDI, along with a refocusing of our efforts to develop IMM-529. The Phase I/II clinical trial of IMM-529 in patients with C. difficile initiated at the end of 2018 at two clinics in Israel provided us with disappointing numbers of enrolled patients. Only 9 out of 60 patients have been randomized into the study and the company has decided to close these sites. We decided to further develop IMM-529 to treat CDI patients through a formal filing of an IND with FDA, and to develop a new clinical plan for the drug candidate with input from FDA. The focus for IMM-529 will be to explore how the drug can be developed to determine its impact on reducing recurrent CDI disease, a major unmet medical need in treatment of patients suffering with C. difficile infections. We are planning to file a Type B meeting request with FDA to develop IMM-529 to treat patients with CDI.

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

Armed Forces Research Institute of Medical Sciences.

In January 2019, we reported that the DoD-commissioned study showed Travelan was immunologically reactive to a number of dangerous and potentially fatal infectious bacteria. The Department of Enteric Diseases unit of the Armed Forces Research Institute of Medical Sciences (“AFRIMS”) performed the study. It took place at a WRAIR laboratory in Bangkok, Thailand. The study, one of three involving Travelan, looked at 60 clinical isolates of each of Campylobacter, ETEC, and Shigella obtained from infected U.S. defense personnel in southeast Asia between 1993 and 2016. The study indicated that, compared to the control, Travelan antibodies were reactive to all 180 clinical isolates.

In September 2019, we reported the findings of a study conducted by AFRIMS. The study evaluated the therapeutic potential of Travelan in a non-human primate (“NHP”) preclinical Shigella challenge model that closely mimics the disease seen in humans. The study was performed in collaboration with the Department of Enteric Diseases and the Department of Veterinary Medicine, AFRIMS, and the Department of Enteric Infections, Bacterial Diseases Branch, WRAIR. The placebo-controlled study was carried out in 12 NHPs segregated into 2 groups: a Travelan treatment cohort of 8 and a placebo cohort of 4, which were treated with either Travelan or placebo respectively twice daily for a total of 12 doses over a 6-day period. The animals received treatment for 3 days prior to oral challenge with approximately 3 x 109 viable Shigella flexneri strain 2a organisms. All (4 of 4 - 100%) placebo-treated animals displayed acute dysentery symptoms within 24 to 36 hours of the Shigella flexneri 2a challenge. Seven of the eight individuals in the Travelan treatment cohort (87.5%) remained symptom-free to 4 days post the Shigella flexneri 2a challenge. Only one of the Travelan-treated cohort displayed dysentery symptoms during the same time frame as the placebo arm. Once the treatment period was concluded a second individual in the Travelan treatment group developed symptoms. Six of the eight Travelan treated cohort animals remained symptom-free to the conclusion of the study which was 11 days post the Shigella flexneri 2a challenge.

In June 2020, we updated the market on the latest developments arising from our cooperative research and development efforts with the DoD. AFRIMS completed the histopathological analysis, which provides a comprehensive view of the clinical disease and its effect on tissues of gut, revealed that all animals in the placebo-treated group displayed severe inflammation in different parts of the gastrointestinal tract. These animals also had very high levels of inflammatory cytokines (IL-1b, IL-6 and IL-8) in fecal samples collected throughout the study. The inflammation seen in the gastrointestinal tract and the increase in inflammatory cytokines in the feces were closely associated with the observed clinical outcomes of dysentery. Only 3 of the 8 Travelan-treated animals had signs of inflammation in the gastrointestinal tract, and only 2 of those had high levels of inflammatory cytokines in fecal samples. All other animals in the Travelan-treated group were clinically healthy and did not excrete any inflammatory cytokines. Overall the results suggest that Travelan® is functionally cross-reactive and may have prophylactic activity against Shigellosis.

In June 2020, we also reported the completion of the manufacture of three new Shigella-specific therapeutic products using proprietary vaccines developed by WRAIR. The immune reactivity of the three hyper-immune Shigella specific products were evaluated by the WRAIR using Enzyme-Linked ImmunoSorbent Assay and Western Blot analysis. The antibodies in the products were shown to react with the specific antigens present in the vaccines. The antibodies within the three products were also reactive to 4 different clinical isolates of Shigella (S. flexneri 2a, S. flexneri 3a, S. flexneri 6, and S. sonnei). The three Immuron Shigella-specific therapeutic products will now go on to evaluation in WRAIR’s preclinical models of shigellosis.

In September 2020, we announced the results of the study, sponsored by the DoD and funded through the Defense Health Agency, which was performed at the overseas laboratory of the WRAIR located in Bangkok, Thailand. The goal was to investigate the breadth of Travelan®’s immunological reactivity against pathogenic Vibrio cholera bacterial isolates. Clinical isolates were collected from infected personnel located in Bangladesh, Cambodia, and Thailand, enabling researchers to gauge Travelan®’s potential against bacterial strains typically seen in the field. When compared to a placebo control, researchers found that the polyclonal antibodies comprising Immuron’s Travelan® product were reactive to all 71 clinical isolates from these infected individuals. The ability of Travelan® to bind these bacteria highlights the broad-spectrum recognition by Travelan® of surface antigens on potentially debilitating and even life-threatening bacteria.

OUR ADVISORY BOARD

Our company’s programs have been supported by an advisory board consisting of:

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

●

Dr. Gerhard Rogler (MD, PhD) – Zurich University. Dr. Rogler was the principal investigator of our Colitis preclinical program. He ceased to be a member of our advisory board when the scientific results were published on January 25, 2020. Dr. Rogler is the Chairman of the Scientific Advisory Board of the University of Zurich and Professor of Gastroenterology and Hepatology and Consultant Gastroenterologist at the Division of Gastroenterology & Hepatology, Department of Medicine, Zürich University Hospital, Switzerland.

OUR MARKETED ASSETS

Our Flagship Commercial Assets. Immuron currently markets our flagship commercial products Travelan® and Protectyn® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter orally administered passive immunotherapeutic product indicated to reduce the risk of travelers’ diarrhea and reduce the risk of minor gastro-intestinal disorders and is sold in pharmacies throughout Australia. Protectyn® (AUST L 231001) is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. In Canada, Travelan® (NPN 80046016) is a licensed natural health product and is indicated to reduce the risk of travelers’ diarrhea. In the U.S. Travelan® is sold as a dietary supplement for digestive-tract protection in accordance with section 403 (r)(6) of the FDA. The Company plans to pursue clinical development of Travelan®) through a formal FDA registration pathway to gain FDA-approval as a drug to specifically reduce the risk of travelers’ diarrhea in travelers to endemic areas.

In Australia Travelan® is approved as a preventative for Traveler’s Diarrhea, the indications are;

●	Helps enhance/promote general health and wellbeing.
●	Decrease/reduce/relieve diarrhea.
●	Helps reduce occurrence of diarrhea.
●	Decrease/reduce loose stools.
●	Helps decrease/reduce/relieve symptoms of travelers’ diarrhea.
●	Helps reduce occurrence of symptoms of travelers’ diarrhea.
●	Helps restore good/beneficial/friendly intestinal/gut/bowel flora.
●	Helps enhance/improve/promote/increase healthy digestive system flora/good bacteria growth.
●	Helps enhance/promote gastrointestinal system health.
●	Maintain/support healthy gastrointestinal function.
●	Maintain/support gastrointestinal mucosal membrane health.
●	Aids/assists repair of gastrointestinal/gut wall lining.
●	Decrease/reduce/relieve abdominal cramping.
●	Helps decrease/reduce/relieve mild gastrointestinal tract inflammation.
●	Decrease/reduce/relieve gastrointestinal pain.
●	Enhance/improve/promote immune defense.
●	Maintain/support healthy gastrointestinal immune function.

Travelan® contains high levels of specific antibodies generated against 13 strains of Enterotoxigenic E.coli bacteria, the most common cause of Travelers’ Diarrhea. Travelan® directly targets the pathogens in the gut and prevents the infection and its resulting symptoms from occurring. The product achieved over 2.7 million AUD (net: A$2.5 million) in sales to 30 June 2020 (FY20).

The COVID-19 pandemic has significantly disrupted international travel throughout the world and continues to impact every Travelan® market. The International Air Transport Association has reported that the recovery in traffic will be very slow and probably will not return to pre-COVID-19 levels until 2024. The company is pleased to report a continued uplift of sales currently being observed in Australia and the USA as travel restrictions nationally and internationally increase. North America, Travelan® sales were up by 433%, reaching AU $0.6M in FY22, compared to AU $0.1M in FY21. Global sales of Travelan® and Protectyn® increased by 425% in the 2022 fiscal year to AU $0.8M, compared to AU $0.15M in FY21. This growth was attributable to increasing sales in both Passport Health Travel Clinics and on the Amazon e- commerce channel. While not at pre-pandemic peak, the sales numbers in the US are starting to considerably pick up again. In Australia, Travelan® and Protectyn® sales increased to AU $0.2M in FY22 representing a significant increase over FY21 (AU $0.1M). Coming out of the pandemic restrictions imposed by Government and with international travel on the increase we are starting to see positive signs as retail outlets start to restock product once again.

OVERVIEW OF TECHNOLOGY

Immuron Limited (NASDAQ: IMRN; ASX: IMC), is a commercial and clinical-stage Australian biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of orally delivered polyclonal antibodies for treatment of infectious diseases. Immuron’s technology is focused on generation of hyperimmune antibody-rich bovine colostrum, providing antimicrobial therapy to treat gut-mediated diseases.

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

During the year ended June 30, 2022, we continued to expand our patent portfolio in various global jurisdictions. Notification of the intent to grant European Patent 14784945.9, entitled “Methods and Compositions for the treatment and/or prophylaxis of Clostridium difficile associated disease,” was received from the European Patent Office in July 2022. The European registration once formally granted will add to Immuron’s patent position for compositions and methods for the treatment and/or prophylaxis of Clostridioides difficile associated disease in Australia, New Zealand and the United States. European Patent 3159357, entitled “Composition and method for the treatment and prevention of enteric bacterial infections”, was granted on 5 January 2022. Immuron is in the process of validating the patent in the following European member states, France, Spain, Sweden, Austria, Germany, Denmark, Finland, Greece and United Kingdom. The European registration adds to Immuron’s patent position in respect of compositions and methods for treating travelers’ diarrhea in Australia, India, Canada and the Unites States.

A summary of our principal patent families is set out in the table below:

Number	Country	Status	Expiry
Composition and Method for the Treatment and Prevention of Enteric Bacterial Infections
2004216920	Australia	Granted	March 4, 2024
2,517,911	Canada	Granted	March 4, 2024
230,664 B	India	Granted	March 4, 2024
542088	New Zealand	Granted	March 4, 2024
9,402,902	USA	Granted	March 4, 2024
8,637,025	USA	Granted	February 25, 2028
3159357	Austria	Granted	March 4, 2024
3159357	Denmark	Granted	March 4, 2024
3159357	Finland	Granted	March 4, 2024
3159357	France	Granted	March 4, 2024
3159357	Germany	Granted	March 4, 2024
3159357	Greece	Granted	March 4, 2024
3159357	Spain	Granted	March 4, 2024
3159357	Sweden	Granted	March 4, 2024
3159357	United Kingdom	Granted	March 4, 2024

Methods and Compositions for the Treatment and/or Prophylaxis of Clostridium Difficile Associated Disease
2014253685	Australia	Granted	April 17, 2034
2,909,636	Canada	Pending	April 17, 2034
14784945.9	Europe	Pending	April 17, 2034
10,144,775	USA	Granted	April 17, 2034
20210506081.2	China	Pending	April 17, 2034
713233	New Zealand	Granted	April 17, 2034

Methods of Treating Coronavirus Infection with Bovine-Hyperimmune Colostrum
PCT/AU2021/050772	International	Pending	July 17, 2041

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

Australian Disclosure Requirements

Dividends

No dividends were declared or paid to members for the year ended June 30, 2022. The directors do not recommend that a dividend be paid in respect of the financial year.

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

D. PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located at Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia. Our principal office is located at Suite 10, 25-37 Chapman Street, Blackburn North, Victoria 3130 and consists of office facilities under a lease agreement which is expiring in December 2024, with an ongoing further three-year option for extension. We have no dedicated research and development facility as our research and development activities are provided by third party suppliers who are responsible for their own premises. We believe that our existing facilities are adequate for our current needs.

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

A. Operating Results

Overview

We were incorporated under the laws of Australia in 1994 and have been listed on the ASX since April 30, 1999. Our ADSs have traded on The NASDAQ Capital Market since June 13, 2017.

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

Immuron Limited is a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies in the treatment of diseases with associated with the gastrointestinal tract. We believe that we can address this significant unmet medical need. Our oral polyclonal antibodies are orally active and offer localized delivery within the gastrointestinal (“GI”) tract. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea and is sold in pharmacies throughout Australia. Protectyn® is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We believe that our lead drug candidates, currently in clinical development have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridiodes difficile infections.

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

Revenue Recognition

(i) Sale of hyperimmune products

Revenue arises mainly from the sale hyperimmune products. To determine whether to recognize revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognized at a point in time upon when or as the group transfers control of the assets to the customer.

There is no significant cost to obtain the contract. However, there is variable consideration due to rebates, discounts and refunds. The variable amount of consideration is allocated entirely to the distinct good that is consistent with the amount of consideration to which the group expects to be entitled in exchange for transferring the promised goods to the customer. The group offers rebates of up to 10% to some loyal wholesalers in Australia. During the financial year 2022, to improve the relatively low sales during the previous financial year, the group initiated periodic discounts of up to 50% for Protectyn products purchased by the end customers via wholesalers. There are no warranties. Returns and refunds are provided where this is outlined in a customer agreement. The group does not have a formal policy in place relating to stock returns. In cases where we have a contract in place with a distributor, and that contract includes a stock return policy, we will adhere to the policy listed in the contract. For all other distributors, stock returns are negotiated on a case-by-case basis. The exception to this is where stock is short dated to within 3 months. In this case we will offer replacement stock or a refund.

(ii) Financing components

The group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the group does not adjust any of the transaction prices for the time value of money.

Fair value of R&D tax incentive

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended June 30, 2022, the group has included an item in other income of A$257,500 (2021: A$356,209) to recognize income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

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

Share-based payments

Share-based compensation benefits may be provided through the issue of fully paid ordinary shares under the Immuron Omnibus Incentive Plan (“OIP”). Options are also granted to employees and consultants in accordance with the terms of their respective employment and consultancy agreements. Any options granted are made in accordance with the terms of our OIP.

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

Impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventory, and in particular, the shelf life of inventories that affects obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the Company. A comprehensive stability study was completed in August 2020 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

During year ended 30 June 2022, there was no finished goods impairment (2021: $328,833) and no raw materials impairment of inventories (2021: $430,932) recognized as a provision for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

Sales returns

Returns and refunds are provided where this is outlined in a customer agreement. The group does not have a formal policy in place relating to stock returns. In cases where we have a contract in place with a distributor, and that contract includes a stock return policy, we will adhere to the policy listed in the contract. For all other distributors, stock returns are negotiated on a case-by-case basis. The exception to this is where stock is short dated to within 3 months. In this case we will offer replacement stock or a refund.

The sales return provision has been assessed by management based on external reports on stock held by distributors. The timing and amount of the obligation are uncertain but are expected to be settled in the next year. The stock included in the provision is expiring within 6 months of the reporting period-end and not expected to be salable after returns.

Inventory split

During the year ended 30 June 2022, management performed an assessment of its raw materials and utilization within 12 months from reporting date. Management determined $137,206 of raw materials relating to Colostrum will be consumed within 12 months from reporting date (2021: Nil); the remaining balance of $956,936 (2021: $1,266,587) was estimated to be consumed beyond 12 months.

R&D tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.

For the year ended June 30, 2022 the Group has recorded other income of $257,500 (2021: $356,209) to recognise income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate.

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

Comparison of the fiscal years ended June 30, 2022 and 2021

Revenue and Other income

	For the fiscal year ended
	June 30,		Increase/
	2022	2021	(Decrease)
	A$	A$	A$
Revenue:
Revenue from contracts with customers	765,193	145,776	619,417

Other Income:
Australian R&D tax incentive refund	257,500	356,209	(98,709)
COVID-19 government assistance	-	161,600	(161,600)
HJF R&D grant	306,595	74,821	231,774
MTEC R&D grant	369,045	-	369,045
Other income	24,585	24,480	105
Total Other Income	957,725	617,110	340,615

Revenues received from the sale of goods increased by A$619,417, or 425%, from fiscal 2021 to fiscal 2022, primarily due to the sales recovery in the Australian, U.S. and North American markets for Travelan and Protectyn products after the lockdowns and travel restrictions due to Covid-19 pandemic have been lifted. We anticipate that revenues from sales of our Travelan product will continue to increase in the future.

For the fiscal 2022, the group has included an item in other income of $257,500 (2021: $356,209) to recognize income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. As a result, our Australian R&D tax incentive refund recognized for fiscal 2022 has decreased as compared to for fiscal 2021. The overall decrease is attributed to a change in R&D expenditure relating to eligible research and development.

The group’s other grant income consists of grants received by the group with relation to COVID-19 and other R&D grants. Grants are recognized as other income when the group is reasonably assured that it will comply with the conditions attaching to it and the grant will be received.

No further COVID-19 government assistance was recognized in other income for fiscal 2022 (2021: $161,600).

For the year ended 30 June 2022, the group has recognized $306,595 (2021: $74,821) R&D grant from the Henry M Jackson Foundation (“HJF”) and $369,045 (2021: Nil) R&D grant from Medical Technology Enterprise Consortium (“MTEC”).

Other (residual) income, which is income from inventory disposal and freight income, increased by A$105 in fiscal 2022.

Cost of Goods Sold and Gross Profit

	For the fiscal year ended
	June 30,		Increase/
	2022	2021	(Decrease)
	A$	A$	A$
Revenue from contracts with customers	765,193	145,776	619,417
Cost of Goods Sold	(241,691)	(51,071)	(190,620)
Gross Profit	523,502	94,705	428,797

The Company’s gross profit margin increased to 68% in fiscal 2022 from 65% in fiscal 2021. The slight change in gross profit margin resulted from lower  sales deductions and discounts during the fiscal year 2022, and cost of goods sold difference of two products of the Company, Travelan and Protectyn.

Expenses

	For the fiscal year ended
	June 30,		Increase/
	2022	2021	(Decrease)
	A$	A$	A$
Expenses:
General and administrative expenses	3,524,388	6,094,692	(2,570,304)
Research and development expenses	657,715	1,367,054	(709,339)
Selling and marketing expenses	416,537	287,684	128,853
Total expenses	4,598,640	7,749,430	(3,150,790)

General and administrative expenses. General and administrative expenses decreased by A$2,570,304 from fiscal 2021 to fiscal 2022. In which, share-based payment expenses decreased by A$2,021,122 from fiscal 2021 to fiscal 2022. The decrease mainly results from no share-based payments made to consultants and directors of the Company in fiscal 2022. Total share-based payments made to employees, consultants and directors of the Company is A$94,891 in fiscal 2022 compared to A$2,116,013 in fiscal 2021. The remaining decrease of A$549,182 in general and administrative expenses is mainly attributed to less consulting service provided to the Company.

Research and development expenses. Research and development expenses decreased by A$709,339 from fiscal 2021 to fiscal 2022. The decrease in the research and development expenditure reflects a short-term impact of the prolonged Covid-19 pandemic while the Company continue to pursue its strategic focus and development.

Selling and marketing expenses. Selling and marketing expenses increased by A$128,853 from fiscal 2021 to fiscal 2022 as discounts and various marketing activities are required to boost sales after the prolonged Covid-19 pandemic lockdowns and travel restrictions have been lifted.

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit decreased by A$5,530,211, or 66%, from A$8,384,465 in fiscal 2021 to A$2,854,254 in fiscal 2022.

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

Comparison of the fiscal years ended June 30, 2021 and 2020

	For the fiscal year ended
	June 30,		Increase/
	2021	2020	(Decrease)
	A$	A$	A$
Revenue:
Revenue from contracts with customers	145,776	2,518,566	(2,372,790)

Other Income:
Australian R&D tax incentive refund	356,209	308,225	47,984
COVID-19 government assistance	161,600	154,904	6,696
HJF R&D grant	74,821	—	74,821
Other income	24,480	10,545	13,935
Total Other Income	617,110	473,674	143,436

Revenues received from the sale of goods decreased by A$2,372,790, or 94%, from fiscal 2020 to fiscal 2021, primarily due to the sales decline in the Australian, U.S. and North American markets for Travelan products due to the prolonged Covid-19 pandemic.

For the fiscal 2021, the group has included an item in other income of $356,209 (2020: $308,225) to recognize income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. The group’s Australian R&D tax incentive refund includes $306,154 recognized for fiscal 2021 and an additional $50,055 received as part of the R&D claim for fiscal 2020. As a result, our Australian R&D tax incentive refund received for fiscal 2021 has slightly decreased as compared to for fiscal 2020. The overall decrease is attributed to a decrease in R&D expenditure relating to eligible research and development.

The group’s other grant income consists of grants received by the group with relation to COVID-19. Grants are recognized as other income when the group is reasonably assured that it will comply with the conditions attaching to it and the grant will be received. For the year ended 30 June 2021, the group has recognized $161,600 (2020: $154,904) in the COVID-19 government assistance packages and a $74,821 (2020: Nil) R&D grant from the Henry M Jackson Foundation (“HJF”).

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

Our key manufacturing partners provide us with a quality product at a known price which from a strategic point of view provides us with certainty around the manufacturing margins. The Company’s cost of goods sold margin increased to 35% in fiscal 2021 from 27% in fiscal 2020. The increase in cost of goods sold margin resulted from relatively low sales during the fiscal year 2021, and cost of goods sold difference of two products of the Company, Travelan and Protectyn.

Expenses

	For the fiscal year ended
	June 30,		Increase/
	2021	2020	(Decrease)
	A$	A$	A$
Expenses:
General and administrative expenses	6,094,692	3,170,078	2,924,614
Research and development expenses	1,367,054	1,178,685	188,369
Selling and marketing expenses	287,684	871,551	(583,867)
Total expenses	7,749,430	5,220,314	2,529,116

General and administrative expenses. General and administrative expenses increased by A$2,924,614 from fiscal 2020 to fiscal 2021. In which, share-based payment expenses increased by A$2,649,925 from fiscal 2020 to fiscal 2021. The increase is mainly attributed to the share-based payments made to employees, consultants and directors of the Company amounting to A$2,116,013 in fiscal 2021 compared to A$73,088 in fiscal 2020. In addition, options granted to a former managing director on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-measured at grant date 6 November 2019 after being approved by shareholders with a value of $368,000, being a remeasurement of $607,000 in the 30 June 2020 financials. The remaining increase of A$274,689 in general and administrative expenses is mainly attributed to additional consulting services provided to the Company.

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

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit decreased by A$5,457,259, or 186%, from A$2,927,206 in fiscal 2020 to A$8,384,465 in fiscal 2021.

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

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of affairs during the year ended June 30, 2022 except as noted in the “Business Overview” section included in item 4.B.

Likely Developments and Expected Results of Operations

The group aims to create value for shareholders through a two-pronged approach. In the short- and medium-term, Immuron Limited sells and licenses Travelan and Protectyn, over-the-counter products. Beyond this, the group is researching and clinically developing products, principally for the treatment of moderate to severe campylobacteriosis, travelers’ diarrhea and Clostridium difficile infections.

More information on these developments is noted in the “Business Overview” section included in item 4.B.

Environmental Regulations

The group is not affected by any significant environmental regulation in respect of its operations.

B. Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1994 and as of June 30, 2022 we had accumulated losses of A$68,425,281.

In July 2020, the Company completed a registered direct offering of 1,066,668 ADSs at a purchase of US$18.75 per ADS for gross proceeds US$20,000,025 (prior to deducting underwriting discounts, commissions and other estimated offering expenses). In July 2019, the Company completed an underwritten public offering of 339,130 ADSs at a public offering price of US$4.00 per ADS for gross proceeds US$1,356,520 (prior to deducting underwriting discounts, commissions and other estimated offering expenses). In May 2019, the Company completed an underwritten public offering of 500,000 ADSs at a public offering price of US$4.00 per ADS for gross proceeds US$2,000,000 (prior to deducting underwriting discounts, commissions and other estimated offering expenses). In June 2017, we sold 610,000 ADSs and Warrants to purchase 701,500 ADSs (not including the 35,075 Representative’s Warrants) in an initial public offering in the U.S. The aggregate net offering proceeds to us, after deducting underwriting discounts and commissions, was US$5,673,000. Additionally, in mid-March 2018, we completed a A$5,161,585 private placement with a large US institutional investment fund. The funds will support current and future clinical programs, support continued Travelan marketing, and our working capital. We anticipate that we will continue to incur losses for the foreseeable future. We expect that as we continue research efforts and the development of our product candidates, hire additional staff, including clinical, scientific, operational, financial and management personnel we will need additional capital to fund our operations which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

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

As of June 30, 2022, we had cash of A$22,110,278 as compared to cash of A$25,047,281 as of June 30, 2021. The company is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the company is able to progress its research and development programs for at least the next 12 months. The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern. The company is a going concern and is of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in our Consolidated Statement of Financial Position as of June 30, 2022.

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

In connection with our initial public offering in June 2017, we sold Warrants to purchase 701,500 ADSs at an initial exercise price of US$10.00 per ADS. The Warrants expired five years from the date of issuance. Any proceeds from the exercise of the Warrants were added to our working capital.

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

In connection with the registered direct offering in July 2020, we issued Warrants to purchase 64,000 ADSs to the representatives (the “Representative’s Warrants”), respectively. The Representative’s Warrants are exercisable at a per ADS exercise price equal to US$23.4375. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering. Any proceeds from the exercise of the Representative’s Warrants will be added to our working capital.

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the year ended June 30,
	2022	2021	2020
	A$	A$	A$
Net cash used in operating activities	(3,147,793)	(4,078,747)	(3,147,328)
Net cash (used in)/from investing activities	11,737	2,574	(864)
Net cash from financing activities	(42,447)	26,480,182	1,156,952

Operating activities. During the twelve months ended June 30, 2021 and 2022, net cash used in operating activities decreased by A$930,954 from A$4,078,747 to A$3,147,793, respectively. Net cash used in operating activities increased by A$931,419 from A$3,147,328 in fiscal year 2020 to A$4,078,747 in fiscal year 2021. The use of net cash in all periods resulted from our ordinary business operations. Net cash used in operating activities decreased by approximately 23% in fiscal year 2022 due to higher receipts from customers and more government grants and other grants received which resulted in decrease in net operational cash outflow.

Investing activities. Net cash used in investing activities during the twelve months ended June 30, 2022, 2021 and 2020 were relatively minimal and solely related to interest received and pertained to purchases of office and computer equipment.

Financing activities. During the twelve months ended June 30, 2022, net cash outflow in relation to financing activities was A$42,447, which comprised of principal elements of lease payments and interest paid.

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

Contractual Obligations

The group had no contractual obligations other than those disclosed in Note 9(d) Leases. The group had no contingent liabilities at 30 June 2022 (2021: nil).

Off balance sheet arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related to changes in interest rates and exchange rates. As of June 30, 2022, we had cash and cash equivalents of A$22,110,278, primarily held in bank accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. We are exposed to interest rate risks relating to our cash and borrowings. Interest rate risk is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates.

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

Research and development expenses amounted to A$1,178,685, A$1,367,054 and A$657,715 during the years ended June 30, 2020, 2021 and 2022, respectively. Costs associated with patent applications and defense of patent applications are classified as research and development expenses and amounted to approximately A$79,000, A$61,000 and A$97,000, during the years ended June 30, 2020, 2021 and 2022, respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Immuron Limited Board of Directors (“the Board”) presents the 2021/2022 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements. The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2022. The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

A. Directors and Senior Management

As of September 9, 2022, our directors and executive officers are as follows:

Name	Age	Position
Dr. Roger Aston	66	Non-Executive Chairman
Mr. Daniel Pollock	61	Non-Executive Director
Mr. Stephen Anastasiou	65	Non-Executive Director
Prof. Ravi Savarirayan	55	Non-Executive Director
Mr. Paul Brennan	61	Non-Executive Director
Mr. Steven Lydeamore	54	Chief Executive Officer
Dr. Jerry Kanellos, Ph.D.	60	Chief Operating Officer
Mr. Phillip Hains	63	Chief Financial Officer and Secretary

There are no family relationships among our directors and senior executives.

Dr. Roger Aston has been a member of our board of directors and the board’s Independent Non-Executive Chairman since March 2012. He also has special responsibilities as a member of the audit and risk committee and chair of the remuneration committee. Dr. Aston holds a BSc (Hons) and PhD. He has more than 20 years’ experience in the pharmaceutical and biotechnology industries. Dr Aston was previously the chief executive officer and a director of Mayne Pharma Group Limited (ASX: MYX). Prior to his position at Mayne Pharma, some of his previous positions have included chief executive officer of Peptech Limited (ASX: PTD), director of Cambridge Antibody Technology Limited (LSE: CAT and NASDAQ: CATG) and chairman of Bio Focus Plc (formerly: Cambridge Drug Discovery Limited). Dr Aston was also founder and chief executive officer of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. Dr Aston was also a director of pSivida Ltd. During the past 20 years of his career, Dr Aston has been closely involved in the development of many successful pharmaceutical and biotechnology companies. He has extensive experience including negotiating global license agreements, overseeing product registration activities with the FDA, the establishment and implementation of guidelines and operating procedures for manufacturing and clinical trials, overseeing manufacturing of human and veterinary products, private and public fund-raising activities and the introduction of corporate governance procedures. Dr. Aston’s other current directorships are with Pharmaust Limited (ASX: PAA) since August 2013, and Resapp Health Limited (ASX: RAP) since July 2015. Former public company directorship held by Mr. Aston in the last three years: Oncosil Limited (ASX: OSL), until 19 October 2021.

Mr. Daniel Pollock has been a member of our board of directors and our Independent Non-Executive Director since October 2012. He also has special responsibilities as chair of the audit and risk committee and a member of the remuneration committee. Mr. Pollock holds a Bachelor of Laws and Diploma in Professional Legal Practice and is a lawyer admitted in both Scotland and Australia and holding practicing certificates in both jurisdictions. He is a sole practitioner in his own legal firm based in Melbourne which operates internationally and specializes in commercial law. Further, he is executive director and co-owner of Great Accommodation Pty Ltd, a property management business operating in Victoria. Mr. Pollock has had historical involvement as a seed investor and board member of a number of small unlisted companies. The most recent of these was an e-pharmacy company where he was heavily involved in its commercial growth and ultimate sale to a large listed health services company.

Mr. Stephen Anastasiou has been a member of our board of directors and our Independent Non-Executive Director since May 2013. Mr. Anastasiou holds a Bachelor of Science (Hons), Graduate Diploma in Marketing and Master of Business Administration. He has over 20 years of experience in general management, marketing and strategic planning within the healthcare industry. His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and over-the-counter products, with companies including the international pharmaceutical company Bristol-Myers Squibb (NYSE: BMY). While working with KPMG Peat Marwick as a management consultant, Mr. Anastasiou previously led project teams in a diverse range of market development and strategic planning projects in both the public and private sector. He is also a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors that include healthcare and funds management. Mr. Anastasiou’s companies have participated in several corporate transactions involving business units and brands of multinational and Australian companies.

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

Mr. Paul Brennan has been a member of our board of directors and our Independent Non-Executive Director since March 2022.   Mr Brennan holds an MBA from Swinburne University, a Bachelor of Science from the University of New England in NSW, Certificate in Midwifery Central Coast Areas Health Service NSW and General Nursing certificate from St Vincent’s Hospital Darlinghurst NSW. He has extensive experience in the health system through his clinical background and commercial exposure with various multinational companies. Mr Brennan was Chief Executive Officer (CEO) of PolyNovo Limited (ASX: PNV) for 7 years from 2015 to 2021 and took the company from a market capitalisation of $30M to a high of $2B. Prior to this he was Marketing Director Australia and New Zealand and Sales Director New Zealand for Smith & Nephew Healthcare for 6 years. Mr. Brennan has coordinated the marketing, global strategy development, new product development and regulatory processes for the Asia-Pacific region for industry-leading organisations in relation to medical products and devices. He has an intimate knowledge of the manufacturing and production processes. Former public company directorship held by Mr. Brennan in the last three years: Polynovo Limited (ASX: PNV), until 5 November 2021.

Mr. Steven Lydeamore has been our Chief Executive Officer since June 2022. He has 30 years international pharmaceutical experience, working in Australia, Canada and USA. Mr. Lydeamore brings valuable international experience having spent eleven years working at Canadian global pharmaceutical company Apotex Inc., and four years for Mayne Pharma (USA) Limited. This includes valuable experience in mergers and acquisitions, finance, business development, sales and marketing, manufacturing, and research and development. Mr. Lydeamore was most recently Chief Executive Officer (CEO) of Anatara Lifesciences Limited (ASX: ANR), during which time the company successfully transitioned from a preclinical to a clinical company following development of a gastrointestinal tract delivery technology from which two products have commenced human clinical trials.

Dr. Jerry Kanellos, Ph.D. served as our Chief Executive Officer from March 2020 to June 2022 and our Chief Operating Officer since July 2015. He also served as our Chief Scientific Officer from July 2015 to November 2018. In addition, since April 2018, Dr. Kanellos has served as a director of Immuron Canada Limited. Dr. Kanellos has over 25 years of experience in the pharmaceutical and biotechnology industry, and has held leadership roles in executive management, business development, project management, intellectual property portfolio management research and development. From 2008 until 2012, Dr. Kanellos was the Chief Operating Officer of TransBio Limited where he was responsible for the strategic identification, development and maintenance of commercial partnerships globally, along with development, management and maintenance responsibility for the intellectual property portfolio, research and development and technology transfer. Prior to this, Dr. Kanellos worked for five years as a consultant to the biotechnology industry and provided development and commercialization strategies for various bodies including academic institutes, private and publicly listed companies and government departments both national and international. He has also been involved in the establishment and management of several startup biotechnology companies. During his ten year tenure in research and development at CSL Limited, a global specialty biotherapeutics company that develops and delivers innovative biotherapies, Dr. Kanellos gained considerable experience in the international drug development process, formulation development through to pharmaceutical scale up and cGMP manufacture successfully leading the Chemistry Manufacturing and Controls programs for the approval, manufacture and launch of several products. Dr. Kanellos holds a PhD degree in Medicine from the University of Melbourne.

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

Our Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a meeting of shareholders. An amount (not exceeding the amount approved at the shareholders’ meeting) is determined by the Board and then divided between the non-executive directors. The latest determination was at the shareholders’ meeting held on October 29, 2020 when shareholders approved the aggregate maximum cash sum to be paid or provided as remuneration to the directors as a whole (other than the managing director and executive directors) for their services as A$750,000 per annum. As per the ASX announcement on 27 April 2020, the Board of Directors have resolved, for the foreseeable future, to relinquish cash payments of fees from 1 April 2020 and in lieu of the same receive common stock in the company. Cash payments of fees were subsequently reinstated from 1 January 2021.

In the year ended June 30, 2022, our Non-Executive directors received an aggregate of A$353,210, including superannuation, and our executive director (Mr. Peter Anastasiou resigned on 24 September 2021) received A$12,500. The manner in which the aggregate remuneration is apportioned among non-executive directors is reviewed periodically. The Board is responsible for reviewing its own performance. Both Board and Board committee performance is monitored on an informal basis throughout the year with a formal review conducted during the financial year. No retirement benefits are payable other than statutory superannuation, if applicable.

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

Variable Remuneration – Short Term Incentive Scheme. Executives may be entitled to receive a combination of short term incentives (“STI”) and long term incentives (“LTI”) as part of their total remuneration if they achieve certain performance indicators as set by the Board. These STI /LTI may be paid either by cash, or a combination of cash and the issue of equity in our company, at the determination of the Board and Remuneration Committee.

The Remuneration Committee approves the issuance of bonuses following the recommendations of the CEO in the annual review of the performance of the executives, and our company as a whole, against agreed key performance indicators (“KPIs”).

Variable Remuneration – Long Term Incentive Scheme. Executives may also be provided with longer-term incentives through our Omnibus Incentive Plan (“OIP”) that was approved by shareholders at our annual general meeting held on December 15, 2021. The goal of the OIP is to allow the executives to participate in, and benefit from, the growth of our company as a result of their efforts and to assist in motivating and retaining those key employees over the long term. Continued service is the condition attached to the vesting of the options. The Board at its discretion determines the total number of options granted to each executive.

Remuneration paid in Fiscal 2021 and 2022

The following table sets forth all compensation we paid for the year ended June 30, 2022 with respect to each of our executive officers and directors during the 2022 fiscal year:

2022	Short-term benefits		Post- employment benefits	Long- term benefits	Share- based payments
	Cash salary and fees	Annual leave	Super- annuation	Long service leave	Shares[1]	Options[2]	Total
	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Dr. Roger Aston	96,250	—	9,625	—	—	—	105,875
Mr. Daniel Pollock[3]	86,250	—	8,625	—	—	—	94,875
Mr. Stephen Anastasiou	65,000	—	—	—	—	—	65,000
Prof. Ravi Savarirayan	65,001	—	—	—	—	—	65,001
Mr. Paul Brennan[4]	20,417	—	2,042	—	—	—	22,459
Executive director
Mr. Peter Anastasiou[5]	12,500	—		—	—	—	12,500
Other KMP
Mr. Steven Lydeamore[6]	6,288	541	629	4	—	25,322	32,784
Dr. Jerry Kanellos[7]	260,000	24,426	23,568	15,164	39,960	29,608	392,726
Total KMP compensation	611,706	24,967	44,489	15,168	39,960	54,930	791,220

Notes

1.	333,000 shares were granted under OIP to Dr. Jerry Kanellos on 26 October 2021 and valued at a market price of A$0.12 per share.

2.	500,000 options and 1,430,000 options were granted under OIP to Dr. Jerry Kanellos on 26 October 2021 and Mr. Steven Lydeamore on 27 June 2022, respectively. The options are valued using the Black-Scholes option pricing model at the fair value over the 3-year vesting period and share-based payment expenses in the current reporting period has been recognized accordingly.

3.	In addition, during the fiscal year 2022 the group engaged Mr Daniel Pollock for legal services which amounted to $20,000.

4.	Mr. Paul Brennan appointed on 16 March 2022.

5.	Mr. Peter Anastasiou resigned on 24 September 2021.

6.	Mr. Steven Lydeamore, Chief Executive Officer (appointed on 27 June 2022).

7.	Dr. Jerry Kanellos, Chief Operating Officer (resigned as Chief Executive Officer on 27 June 2022).

The following table sets forth all compensation we paid for the year ended June 30, 2021 with respect to each of our executive officers and directors during the 2021 fiscal year:

2021	Short-term benefits			Post- employment benefits	Long- term benefits		Share- based payments
	Cash salary and fees	Cash bonus	Annual leave	Super- annuation	Long service leave	Other*	Shares[1]	Options[2]	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Dr. Roger Aston[3]	35,000	-	-	3,325	-	178,500	37,837	394,020	648,682
Mr. Daniel Pollock[4]	30,000	-	-	2,850	-	178,500	33,075	394,020	638,445
Mr. Stephen Anastasiou[5]	25,000	-	-	-	-	178,500	25,000	394,020	622,520
Prof. Ravi Savarirayan[6]	25,002	-	-	-	-	178,500	25,000	394,020	622,522
Executive directors
Mr. Peter Anastasiou[7]	25,000	-	-	-	-	857,138	25,000	394,020	1,301,158
Other KMP
Dr. Jerry Kanellos	260,000	50,000	32,609	21,694	8,220	-	-	-	372,523
Total KMP compensation	400,002	50,000	32,609	27,869	8,220	1,571,138	145,912	1,970,100	4,205,850

Notes

1.	Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees from 1 April 2020 to 31 December 2020 and instead receive shares of that value. At 30 June 2020, no shares have been issued to directors however the expense of the shares owed to them is $73,088. As at 30 June 2021, the expenses of have been reclassified from reserves to share capital and 2,737,500 shares with a total value of $219,000 have been issued to directors given the shareholders’ approval at the AGM held on 29 October 2020.

2.	Given the shareholders’ approval at the AGM held on 29 October 2020, a total of 9,000,000 ESOP Options were issued to directors on 13 November 2020 and valued at $1,970,100 in total using the Black-Scholes option pricing model.

Notes to Other*

3.	Dr. Roger Aston received $178,500 of consulting services in relation to research and development portfolio and clinical review.

4.	Mr. Daniel Pollock received $178,500 of consulting services in relation to contracts and legal activities.

5.	Mr. Stephen Anastasiou received $178,500 of consulting services in relation to strategic marketing consultancy and monitoring, strategic market analysis, planning and trend monitoring.

6.	Prof. Ravi Savarirayan received $178,500 of consulting services in relation to scientific strategy and evaluation of current and future medical/scientific projects, patent lodging, and day to day operational management inputs/activities.

7.	Mr. Peter Anastasiou resigned on 24 September 2021. During FY 2021, he received $857,138 of consulting fees for the development of the IMM-124E cover antibody research and patents, fees and bonuses for initiation, management of capital raise.

Australian Disclosure Requirements

Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense above:

Name	Fixed remuneration		At risk - STI		At risk - LTI
	2022%	2021%	2022%	2021%	2022%	2021%
Non-executive director
Dr. Roger Aston	100	33	—	9	—	58
Mr. Daniel Pollock	100	33	—	8	—	59
Mr. Stephen Anastasiou	100	33	—	6	—	61
Prof. Ravi Savarirayan	100	33	—	6	—	61
Mr. Paul Brennan[1]	100	—	—	—	—	—
Executive director
Mr. Peter Anastasiou[2]	100	68	—	3	—	29
Other KMP
Mr. Steven Lydeamore[3]	23	—		—	77	—
Dr. Jerry Kanellos[4]	79	98	10	—	11	2

1.	Mr. Paul Brennan appointed on 16 March 2022.

2.	Mr. Peter Anastasiou resigned on 24 September 2021.

3.	Mr. Steven Lydeamore, Chief Executive Officer (appointed on 27 June 2022).

4.	Dr. Jerry Kanellos, Chief Operating Officer (resigned as Chief Executive Officer on 27 June 2022).

Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting year are as follows:

Grant date	Vesting and exercise date	Expiry date	Exercise price ($)	Value per option at grant date ($)	Vested (%)

2020-10-29	2020-11-13	2024-04-14	0.12	0.2189	100%
2021-10-26	2021-10-26	2025-10-25	0.25	0.0886	100%
2021-10-26	2022-10-26	2025-10-25	0.25	0.0886	—
2021-10-26	2023-10-26	2025-10-25	0.25	0.0886	—
2022-06-27	2022-06-27	2026-06-27	0.12	0.0530	100%
2022-06-27	2023-06-27	2026-06-27	0.12	0.0530	—
2022-06-27	2024-06-27	2026-06-27	0.12	0.0530	—

Reconciliation of options and ordinary shares held by KMP

Option holdings

2022	Balance at start of the year[1]	Granted as remuneration[2]	Exercised	Other changes[3]	Balance at end of the year[4]	Vested and exercisable
Options
Dr. Roger Aston	1,800,000	—	—	—	1,800,000	1,800,000
Mr. Daniel Pollock	1,800,000	—	—	—	1,800,000	1,800,000
Mr. Stephen Anastasiou	3,108,280	—	—	(1,308,280)	1,800,000	1,800,000
Prof. Ravi Savarirayan	900,000	—	—	—	900,000	900,000
Mr. Paul Brennan[5]	—	—	—	—	—	—
Mr. Peter Anastasiou[6]	1,814,400	—	—	(14,400)	1,800,000	1,800,000
Mr. Steven Lydeamore[7]	—	—	—	—	—	—
Dr. Jerry Kanellos[8]	1,000,000	500,000	—	(1,000,000)	500,000	165,000
	10,422,680	500,000	—	(2,322,680)	8,600,000	8,265,000

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2.	No performance conditions were attached to the options granted and these vested on issue. This is in line with the aim of the ESOP plan to provide long-term incentives to remain with the company and long-term incentives to participate in, and benefit from the growth of the company. Vested options have a condition of continued service with the company.

3.	Other changes incorporate changes resulting from the expiration/forfeiture of options.

4.	For former KMP, the balance is as at the date they cease being KMP.

5.	Mr. Paul Brennan appointed on 16 March 2022. There are 1,000,000 options granted to Mr. Brennan upon his appointment, subject to shareholders’ approval after the reporting period.

6.	Mr. Peter Anastasiou resigned on 24 September 2021.

7.	Mr. Steven Lydeamore, Chief Executive Officer (appointed on 27 June 2022). There are 1,430,000 options granted to Mr. Lydeamore on 27 June 2022 and subsequently issued after the reporting period, on 1 July 2022.

8.	Dr. Jerry Kanellos, Chief Operating Officer (resigned as Chief Executive Officer on 27 June 2022).

Share holdings

2022	Balance at the start of the year[1]	Granted as remuneration	Received on exercise of options	Other changes[3]	Balance at the end of the year[3]
Ordinary shares
Dr. Roger Aston	1,520,376	—	—	—	1,520,376
Mr. Daniel Pollock	768,030	—	—	—	768,030
Mr. Stephen Anastasiou	4,882,388	—	—	—	4,882,388
Prof. Ravi Savarirayan	877,840	—	—	—	877,840
Mr. Paul Brennan[4]	—	—	—	—	—
Mr. Peter Anastasiou[5]	12,247,019	—	—	—	12,247,019
Mr. Steven Lydeamore[6]	—	—	—	—	—
Dr. Jerry Kanellos[7]	—	333,000	—	—	333,000
	20,295,653	333,000	—	—	20,628,653

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the year, the balance is as at the date they became KMP.

2.	Other changes incorporate changes resulting from the acquisition or disposal of shares.

3.	For former KMP, the balance is as at the date they cease being KMP.

4.	Mr. Paul Brennan appointed on 16 March 2022.

5.	Mr. Peter Anastasiou resigned on 24 September 2021.

6.	Mr. Steven Lydeamore, Chief Executive Officer (appointed on 27 June 2022).

7.	Dr. Jerry Kanellos, Chief Operating Officer (resigned as Chief Executive Officer on 27 June 2022).

Other transactions with key management personnel

Mr. Stephen Anastasiou and Mr. Peter Anastasiou (a director resigned on 24 September 2021) are directors and majority shareholders of Wattle Laboratories Pty Ltd. Immuron Limited has rented an office suite from Wattle Laboratories Pty Ltd since 1 January 2016 under a three-year agreement, renewed for another three years on 1 January 2019 and an additional three years on 1 January 2022. The rental agreement is based on normal commercial terms and conditions.

Mr. Stephen Anastasiou and Mr. Peter Anastasiou (a director resigned on 24 September 2021) are directors and majority shareholders of Grandlodge Capital Pty Ltd (Grandlodge). An annual agreement commenced on 1 July 2020 and 2021. Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 and $77,000 per annum, respectively. The terms of the agreement were to have fees payable in cash. Furthermore, in fiscal 2022 an additional A$35,000 was recognized and paid in shares to Grandlodge as per the shareholders’ approval at the AGM held on December 15, 2021.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2022 $	2021 $
Amounts recognised as expense
Rental of an office suite from Wattle Laboratories Pty Ltd	42,364	40,607
Services rendered by Grandlodge Capital Pty Ltd	112,000	70,000
	154,364	110,607

Voting of shareholders at last year’s annual general meeting

Immuron Limited received more than 75 percent of favorable votes on its remuneration report for the 2021 financial year. The company did not receive any specific feedback at the 2021 annual general meeting or throughout the year on its remuneration practices.

Employment Agreements with Executive Officers

We have contracts with all of our senior management and employees, and letters of appointment for each of our directors.

Steven Lydeamore

On June 27, 2022, we entered into an Executive Service Agreement with Mr. Steven Lydeamore (the “Lydeamore Agreement”), pursuant to which Mr. Lydeamore is serving as our Chief Executive Officer. Pursuant to the Lydeamore Agreement, we will pay Mr. Lydeamore A$415,000 per annum. In addition to the base salary, contributions will be made to the superannuation fund in accordance with the minimum amount prescribed by relevant superannuation legislation which shall not be limited by any maximum superannuation contribution base. Mr. Lydeamore may be eligible to participate in bonus plans, share plans or other incentive plans approved by the Board. There are 1,430,000 options granted to Mr. Lydeamore with a nil purchase price, and an exercise price of 145% of the 5 Day rolling VWAP on the day he starts June 27, 2022 (with a cashless exercise provision), and an expiry date four years after grant date all in accordance with the Immuron Omnibus Incentive Plan (“OIP”).

The mentioned options have been subsequently issued after the reporting period on July 1, 2022.

Jerry Kanellos

On July 23, 2015, we entered into an Executive Service Agreement with Dr. Jerry Kanellos (the “Kanellos Agreement”), pursuant to which Dr. Kanellos is serving as our Chief Operating & Scientific Officer. Pursuant to the Kanellos Agreement, we will pay Dr. Kanellos A$160,000 per annum. Following Dr. Kanellos’ appointment as Interim-Chief Executive Officer on August 3, 2017, we increased his base salary to A$210,000 per annum plus 9.5% Australia superannuation guarantee equating to a total remuneration package of A$229,950 per annum. On November 19, 2018, Dr. Jerry Kanellos resigned as Interim CEO and moved to the role of Chief Operating Officer on the same date with no change in remuneration. On March 25, 2020, Dr. Jerry Kanellos was appointed as CEO. Following Dr. Kanellos’ appointment as CEO, we increased his base salary to A$260,000 per annum plus Australian statutory superannuation guarantee. There were no changes to this compensation upon his resignation as CEO since June 27, 2022.

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

Omnibus Incentive Plan

Under the term of the OIP the Board may offer options to key management staff and consultants and in special circumstances may provide financial assistance to an entitled option holder to assist in the exercise of the OIP options. The aggregate number of shares that may be issued upon the exercise of the OIP options, together with all other share purchase plans for eligible persons, may not at any time exceed 5% of the total number of our outstanding ordinary shares.

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

As of June 30, 2022 the number of options over ordinary shares in our company held by each director and other key management personnel of our company, including their personally related parties, are set out below.

As of June 30, 2022 our executive officers and directors as a group, then consisting of seven persons, held options under our OIP to purchase an aggregate of 6,300,000 ordinary shares at an exercise price of A$0.12 expire on April 14, 2024.

(End of the Remuneration Report for Australian Disclosure Requirements)

Other Australian Disclosure Requirements

Shares under option

(a) Unissued ordinary shares

Unissued ordinary shares of Immuron Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares ($)		Number under option
2018-03-15	2023-03-15		0.468	7,897,647
2018-03-15	2023-03-15		0.585	526,510
2019-05-23 (warrants)	2024-05-23	USD	0.125	173,600
2019-07-16 (warrants)	2024-07-16	USD	0.125	116,120
2020-10-29	2024-04-14		0.12	8,100,000
2020-07-24 (warrants)	2025-07-21	USD	0.5859	2,560,000
2021-10-26	2025-10-26		0.25	500,000
2022-06-27	2026-06-27		0.12	1,430,000
Total				21,303,877

No option holder has any right under the options to participate in any other share issue of the company or any other entity.

(b) Shares issued on the exercise of options

No ordinary shares of Immuron Limited were issued during the year ended 30 June 2022 on the exercise of options granted.

Insurance of officers and indemnities

(a) Insurance of officers

During the financial year, Immuron Limited paid a premium of $285,000 to insure the directors and secretary of the company. The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

(b) Indemnity of auditors

Immuron Limited has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor. During the financial year, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.

Proceedings on behalf of the company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

During the year ended June 30, 2022, the group did not engage the external auditor to provide non-audit services.

Auditor’s Independence Declaration

There were no former partners or directors of Grant Thornton Audit Pty Ltd, the Company’s auditor, who were or were at any time during the financial year an officer of the Company.

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2022 is included in Exhibit 23.2 of this annual report on Form 20-F.

Rounding of amounts

The company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report. Amounts in the directors’ report have been rounded off in accordance with the instrument to the nearest dollar.

This report is made in accordance with a resolution of directors.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the Group’s 2022 Corporate Governance Statements can be found on its website at www.immuron.com.au.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Roger Aston
Chairman
Melbourne
September 9, 2022

C. Board Practices

As of June 30, 2022, our board of directors consisted of five members. Directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed unless their office is earlier vacated. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2022 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr. Roger Aston	8	8	2	2	1	1
Mr. Daniel Pollock	8	8	2	2	1	1
Mr. Stephen Anastasiou	8	8	-	-	1	1
Prof. Ravi Savarirayan	8	8	-	-	1	1
Mr. Paul Brennan[1]	1	1	-	-	-	-
Mr. Peter Anastasiou[2]	1	1	-	-	-	-

1.	Mr. Paul Brennan appointed on 16 March 2022.

2.	Mr. Peter Anastasiou resigned on 24 September 2021.

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

D. Employees

As of June 30, 2022, we had five full-time employees. Of these full-time employees, two are our Global Manufacturing Quality Director and our Research and Development Manager, one is employed in U.S. sales, one is our COO and one is our CEO.

Our employees are located in Australia and the U.S.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 2, 2022 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Dr. Roger Aston(3)	3,320,376	1.45%
Mr. Daniel Pollock(4)	2,568,030	1.12%
Mr. Stephen Anastasiou(5)	6,682,388	2.91%
Prof. Ravi Savarirayan(6)	1,777,840	*
Mr. Paul Brennan	—	*
Mr. Steven Lydeamore(7)	1,430,000	*
Dr. Jerry Kanellos(8)	833,000	*
Mr. Phillip Hains	816,804	*
Officers and directors as a group (8 persons)(9)	17,428,438	7.38%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as set forth herein, the address for each of the persons listed in the table above is Immuron Limited, Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053.

(2)	The percentages shown are based on 227,798,346 ordinary shares outstanding as of September 2, 2022, but do not include (i) 18,454,157 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX and (ii) 2,849,720 ordinary shares issuable upon exercise of outstanding warrants. Certain warrants have an exercise price of US$5.00 per ADS while other warrants have an exercise price of US$23.4375 per ADS.

(3)	Includes warrants to purchase 1,800,000 ordinary shares.

(4)	Includes warrants to purchase 1,800,000 ordinary shares.

(5)	Includes warrants to purchase 1,800,000 ordinary shares.

(6)	Includes warrants to purchase 900,000 ordinary shares.

(7)	Includes warrants to purchase 1,430,000 ordinary shares.

(8)	Includes warrants to purchase 500,000 ordinary shares.

(9)	Includes options to purchase 8,230,000 ordinary shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of September 2, 2022 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

	Ordinary Shares Beneficially Owned (1)
Shareholder	Number	Percent (2)
BNYMC Group	79,882,600	35.07%

*	Per the most recent substantial shareholder notices released to the ASX.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 227,798,346 ordinary shares outstanding as of September 2, 2022, but do not include (i) 18,454,157 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX and (ii) 2,849,720 ordinary shares issuable upon exercise of outstanding warrants. Certain warrants have an exercise price of US$5.00 per ADS while other warrants have an exercise price of US$23.4375 per ADS.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the ownership of major shareholders.

Major Shareholders Voting Rights

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Record Holders

As of September 2, 2022, there were 2,693 Immuron shareholders holding 227,798,346 fully paid ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held of record by HSBC Nominees Ltd., which held 79,677,424 (34.98%) of our ordinary shares as of such date.

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

An annual agreement commenced on 1 July 2020 and 2021. Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron’s products for A$70,000 and A$77,000 per annum, respectively. The terms of the agreement were to have fees payable in cash. Furthermore, in fiscal 2022 an additional A$35,000 was paid in shares to Grandlodge as per the shareholders' approval at the AGM held on 15 December 2021.

Grandlodge is reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the oral agreement, unless both Grandlodge and we agree to an alternative method of payment. The oral agreement may be terminated by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non-executive director, Mr. Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective January 2017, the annual rent was increased to A$39,525. The lease is for a three-year term with an additional three-year option period. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30, 2018, 2019 and 2020, we paid Wattle A$30,019, A$53,958 and A$41,369 (excluding Goods and Services Tax), respectively. The lease was renewed, commencing January 1, 2019 for three years. During the fiscal years ended June 30, 2021 and 2022, we paid Wattle A$40,607 and A$42,364 (excluding Goods and Services Tax), respectively.

During the fiscal year 2022, the group engaged a non-executive director, Mr Daniel Pollock, for legal services which amounted to $20,000.

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

B. Significant Changes

There have been no significant changes in the operation or financial condition of our company since June 30, 2022.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since April 30, 1999 under the symbol IMC.

NASDAQ Capital Market

Our ADSs and Warrants have been listed on The NASDAQ Capital Market under the symbol “IMRN” and “IMRNW”, respectively, since June 13, 2017. The Warrants expired in June 2022 and were delisted June 10, 2022.

B. Plan of Distribution

Not applicable.

C. Markets

The principal listing of our ordinary shares is on the ASX, and since June 9, 2017, our ADSs and warrants have traded on The NASDAQ Capital Market. The Warrants expired in June 2022 and were delisted June 10, 2022.

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

Based on our business results for the last fiscal year and the composition of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2022. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending upon, among other things, a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the cash proceeds from any offering, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. Holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ordinary shares or ADSs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$ 22,110,278 on deposit on June 30, 2022.

We conduct our activities almost exclusively in Australia. We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2022, the Australian dollar depreciated against the U.S. dollar.

We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Description of the Warrants

Not applicable.

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

Fees and Payments Made by Us to the Depositary

For the year ended June 30, 2022, we paid The Bank of New York Mellon a total of US$9,608 for services pursuant to the 2021 Annual General Meeting (AGM).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, after evaluating the effectiveness of our disclosure controls and procedures as of the evaluation date, concluded that as of the evaluation date of June 30, 2022, our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2022, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on ICFR from our independent public accounting firm because we are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

D. Changes in Internal Control over Financial Reporting

As of September 9, 2022, there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

	Year Ended June 30,
	2022 A$	2021 A$
Audit and review of financial statements (1)	173,631	179,742
	173,631	179,742

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2022.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The NASDAQ rules allow for a foreign private issuer, such as our company, to follow our home country practices in lieu of certain of the NASDAQ’s corporate governance standards. We rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions being sought are described below:

●	We rely on an exemption from the independence requirements for a majority of our board of directors as prescribed by NASDAQ Listing Rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During fiscal 2022, we had a majority of directors who were “independent” as defined in the ASX Corporate Governance Principles and Recommendations, which definition differs from NASDAQ’s definition.

●	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions.

●	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under NASDAQ Listing Rules. In compliance with Australian law, our Constitution provides that three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. NASDAQ Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33% (1/3) of the outstanding shares of an issuer’s voting ordinary shares.

●	We rely on an exemption from the requirement prescribed by NASDAQ Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from NASDAQ requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Immuron Limited

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Immuron Limited and subsidiaries (the “Company”) as of June 30, 2022 and 2021, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cashflows for each of the three years in the period ended June 20, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventory

At 30 June 2022, the Group had inventories of $1,283,514 on the consolidated statement of financial position, as disclosed in Note 9(b), which relates to finished goods and raw materials. This balance includes a provision for impairment of $430,932 for raw materials.

This is a critical audit matter because of the significance of the inventories balance at 30 June 2022 and the judgement required to determine whether it is recorded at the lower cost and net realisable value. The valuation of the inventories is assessed considering forecast inventory usage and sales and the expiry dates of the products.

How the critical audit matter was addressed in the audit

Our procedures included, amongst others:

●	Confirming inventory existence through attendance at the stocktakes of raw materials and finished goods;

●	Obtaining management's weighted average cost calculation and obtaining an understanding of the controls, checking the mathematical accuracy and verifying the reasonableness of inputs used;

●	Testing management’s methodology and assumptions in quantifying stock obsolescence and split of inventory between current and non-current. Testing the accuracy of the of expiry dates and future sales levels used in the calculation;

●	Obtaining management's expert stability report that supports the extended useful life of stock and performing the following:

●	Assessing the capability, competence, and independence of management’s expert;

●	Evaluating the reasonableness of assumptions utilised within the report;

●	Verifying that work in progress has been appropriately calculated and recorded by vouching to supporting documents; and

●	Evaluating the adequacy of the disclosures and classification of inventories in the financial statements.

Australian R&D Tax incentive

For the year ended 30 June 2022, the Group recorded an R&D tax incentive refund of $257,500 in the consolidated statement of profit or loss and other comprehensive income.

This is a critical audit matter because there is inherent subjectivity involved in the Group's judgements in relation to the calculation and recognition of the R&D tax incentive income and receivable. The sensitive assumptions made in determining the eligibility of claimable expenses are the nature of the expenses and the acceptability of the research projects. An expert assisted the Group with assessing the eligibility of expenses and with the lodgement of the R&D tax incentive claim.

How the critical audit matter was addressed in the audit

Our procedures included, amongst others:

●	Verifying that management’s specialist is qualified to prepare the calculation including evaluating their competence, capability and objectivity;

●	Evaluating the reasonableness of assumptions utilised in the calculation;

●	Testing the mathematical accuracy of the calculation;

●	Agreeing expenses to the underlying supporting documents and evaluating for reasonableness;

●	Comparing the nature of the expenses against the eligibility criteria of the R&D tax incentive scheme to evaluate whether the expenses included in the estimate were likely to meet the eligibility criteria;

●	Inspecting copies of relevant correspondence with AusIndustry and the Australian Tax Office related to the claims;

●	Using an internal Research and Development specialist to evaluate the claim prepared by management’s specialist; and

●	Evaluating the adequacy of the disclosures in the financial statements.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2018.

Melbourne, Australia

September 9, 2022

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June

		2022	2021	2020
	Notes	A$	A$	A$
Revenue from contracts with customers	3	765,193	145,776	2,518,566
Cost of Goods Sold		(241,691)	(51,071)	(688,836)
Gross Profit		523,502	94,705	1,829,730

Other Income	3	957,725	617,110	473,674
Net foreign exchange gains/(losses)	3	247,558	(582,528)	11,335
Net impairment losses	3	—	(759,765)	—

Expenses
General and administrative expenses	4	(3,524,388)	(6,094,692)	(3,170,078)
Research and development expenses	4	(657,715)	(1,367,054)	(1,178,685)
Selling and marketing expenses	4	(416,537)	(287,684)	(871,551)
Operating loss		(2,869,855)	(8,379,908)	(2,905,575)

Finance income		21,785	9,204	—
Finance expenses		(6,184)	(13,761)	(21,631)
Finance costs - net		15,601	(4,557)	(21,631)

Loss Before Income Tax		(2,854,254)	(8,384,465)	(2,927,206)
Income Tax Expense	5	—	—	—
Loss for the Period		(2,854,254)	(8,384,465)	(2,927,206)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		6,708	(14,953)	102,938
Total Comprehensive Loss for the Period		(2,847,546)	(8,399,418)	(2,824,268)

Basic/Diluted Loss per Share (in cents per share)	7	(1.25)	(3.79)	(1.66)

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position

As of 30 June

		2022	2021
	Notes	A$	A$
ASSETS
Current Assets
Cash and cash equivalents	8(a)	22,110,278	25,047,281
Trade and other receivables	8(b)	662,896	334,707
Inventories	9(b)	326,578	292,532
Other current assets	8(c)	572,400	78,258
Total Current Assets		23,672,152	25,752,778

Non-Current Assets
Property, plant and equipment	9(a)	226,736	33,741
Inventories	9(b)	956,936	1,266,587
Total Non-Current Assets		1,183,672	1,300,328
TOTAL ASSETS		24,855,824	27,053,106

LIABILITIES
Current Liabilities
Trade and other payables	8(d)	1,160,893	758,494
Provision for sales returns	11	95,931	213,024
Employee benefit obligations	9(c)	211,776	129,837
Other current liabilities	9(d)	34,376	20,498
Total Current Liabilities		1,502,976	1,121,853

Non-Current Liabilities
Employee benefit obligations	9(c)	36	36,196
Other non-current liabilities	9(d)	175,411	—
Total Non-Current Liabilities		175,447	36,196
TOTAL LIABILITIES		1,678,423	1,158,049
NET ASSETS		23,177,401	25,895,057

EQUITY
Issued capital	13	88,436,263	88,361,303
Reserves	14	3,166,419	3,466,642
Accumulated losses		(68,425,281)	(65,932,888)
TOTAL EQUITY		23,177,401	25,895,057

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 30 June

	Issued Capital	Reserves	Accumulated Losses	Total
	A$	A$	A$	A$
Balance as at 1 July 2019	60,289,875	4,300,319	(57,240,537)	7,349,657
Loss after income tax expense for the year	—	—	(2,927,206)	(2,927,206)
Other comprehensive income for the period	—	102,938	—	102,938
Total comprehensive loss for the period	—	102,938	(2,927,206)	(2,824,268)
Transactions with owners in their capacity as owners
Shares issued, net of costs	1,652,436	—	—	1,652,436
Options/warrants issued/expensed	484,680	(484,680)	—	—
Options/warrants lapsed/expired	—	(2,251,320)	2,251,320	—
Remeasurement of options issued in prior period	—	(607,000)	—	(607,000)
Share-based payment expenses	—	73,088	—	73,088
Balance as at 30 June 2020	62,426,991	1,133,345	(57,916,423)	5,643,913
Loss after income tax expense for the year	—	—	(8,384,465)	(8,384,465)
Other comprehensive income for the period	—	(14,953)	—	(14,953)
Total comprehensive loss for the period	—	(14,953)	(8,384,465)	(8,399,418)
Transactions with owners in their capacity as owners
Shares issued, net of costs	24,386,005	—	—	24,386,005
Options/warrants issued/expensed	—	3,003,060	—	3,003,060
Options/warrants exercised	1,329,307	(213,722)	—	1,115,585
Options/warrants forfeited	—	(368,000)	368,000	—
Shares issued to directors	145,912	—	—	145,912
Transfer to share capital	73,088	(73,088)	—	—
Balance as at 30 June 2021	88,361,303	3,466,642	(65,932,888)	25,895,057
Loss after income tax expense for the year	—	—	(2,854,254)	(2,854,254)
Other comprehensive income for the period	—	6,708	—	6,708
Total comprehensive loss for the period	—	6,708	(2,854,254)	(2,847,546)
Transactions with owners in their capacity as owners
Shares issued, net of costs	74,960	—	—	74,960
Options/warrants issued/expensed	—	54,930	—	54,930
Options/warrants lapsed/expired	—	(361,861)	361,861	—
Balance as at 30 June 2022	88,436,263	3,166,419	(68,425,281)	23,177,401

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 30 June

	Note	2022 A$	2021 A$	2020 A$
Cash flows Related to Operating Activities
Receipts from customers		696,603	192,185	2,914,614
Payments to suppliers and employees		(4,629,139)	(4,865,633)	(6,748,674)
Australian R&D tax incentive refund		306,154	358,280	531,828
Government grants and other grants received		478,589	236,421	154,904
Net Cash Flows Used In Operating Activities	16	(3,147,793)	(4,078,747)	(3,147,328)

Cash Flows Related to Investing Activities
Payment for purchases of plant and equipment		(10,048)	(6,630)	(864)
Interest received		21,785	9,204	-
Net Cash Flows From/(Used In) Investing Activities		11,737	2,574	(864)

Cash Flows Related to Financing Activities
Proceeds from issues of securities		—	29,281,421	1,957,164
Capital raising costs		—	(2,746,871)	(374,728)
Proceeds from borrowings		—	212,794	—
Repayment of borrowings		—	(212,794)	(366,655)
Principal elements of lease payments		(36,264)	(40,607)	(41,390)
Interest and other costs of finance paid		(6,184)	(13,761)	(17,439)
Net Cash Flows (Used In)/From Financing Activities		(42,448)	26,480,182	1,156,952

Net (decrease)/increase in cash and cash equivalents		(3,178,504)	22,404,009	(1,991,240)
Cash and cash equivalents at the beginning of the year		25,047,281	3,250,468	5,119,887
Effects of exchange rate changes on cash and cash equivalents		241,501	(607,196)	121,821
Cash and Cash Equivalents at the End of the Year	8(a)	22,110,278	25,047,281	3,250,468

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Corporate Information

The consolidated financial report of Immuron Limited (“the Company”) for the year ended June 30, 2022, 2021 and 2020 was authorized for issue in accordance with a resolution of the Directors on September 9, 2022.

Immuron Limited is a listed public company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (“ASX”) and The NASDAQ Capital Market (“NASDAQ”).

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

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates. Sales of Travelan have significantly dropped from March 2020 and as at reporting date sales has started to recover.

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

(e)	Income and revenue recognition

(i)	Sale of hyperimmune products

Revenue arises mainly from the sale hyperimmune products. To determine whether to recognize revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognized at a point in time when or as the group transfers control of the assets to the customer upon delivery of the products.

There is no significant cost to obtain the contract. However, there is variable consideration due to rebates, discounts and refunds. The variable amount of consideration is allocated entirely to the distinct good that is consistent with the amount of consideration to which the group expects to be entitled in exchange for transferring the promised goods to the customer. The group offers rebates of up to 10% to some loyal wholesalers in Australia. During the financial year 2022, to improve the relatively low sales during the previous financial year, the group initiated periodic discounts of up to 50% for Protectyn products purchased by the end customers via wholesalers. There are no warranties. Returns and refunds are provided where this is outlined in a customer agreement. The group does not have a formal policy in place relating to stock returns. In cases where we have a contract in place with a distributor, and that contract includes a stock return policy, we will adhere to the policy listed in the contract. For all other distributors, stock returns are negotiated on a case-by-case basis. The exception to this is where stock is short dated to within 3 months. In this case we will offer replacement stock or a refund.

(ii)	Financing components

The group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the group does not adjust any of the transaction prices for the time value of money.

(ii)	R&D grants from HJF and MTEC

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received and the amount can be reliably measured. For the year ended 30 June 2022, the group has recognized $306,595 (2021: $74,821) R&D grant from the Henry M Jackson Foundation (“HJF”) and $369,045 (2021: Nil) R&D grant from Medical Technology Enterprise Consortium (“MTEC”). This is to recognize income over the year necessary to match the grants on a systematic basis with the costs that they are intended to compensate.

(f)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the group will comply with all attached conditions. Other income amounts are recognized when it has been established that the conditions of the government grants have been met and that the expected amount can be reliably measured. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.

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

As per IFRIC 23 Uncertainty over Income Tax Treatments, where it is probable, the group has determined tax balances consistently with the tax treatment used or planned to be used in its income tax filings. Where the group has determined that it is not probable that the taxation authority will accept an uncertain tax treatment, the most likely amount or the expected value has been used in determining taxable balances (depending on which method is expected to better predict the resolution of the uncertainty).

(i)	Leases

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

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

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

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2022 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

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

(iii)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(iv)	Impairment for financial instruments

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

The Company seeks to ensure that its exposure to undue risk which is likely to impact its financial performance, continued growth and survival is minimized in a cost effective manner.

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

(n)	Investments and other financial assets

(i)	Classification

The group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss); and

●	those to be measured at amortized cost.

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

(v)	Income recognition - Interest income

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

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter of the useful life of the asset and the term of lease as follows:

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

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

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

Share-based compensation benefits are provided to employees via the Omnibus Incentive Plan (OIP).

Employee options

The fair value of options granted under the OIP is recognized as a share-based payment expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

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

(w) Parent entity financial information

The financial information for the parent entity, Immuron Limited, disclosed in Note 21 has been prepared on the same basis as the consolidated financial statements, except that accounted for at cost in the financial statements of Immuron Limited.

Note 2. Critical Accounting Estimates and Judgments

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

Impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventory, and in particular, the shelf life of inventories that affects obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the Company. A comprehensive stability study was completed in August 2020 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

During year ended 30 June 2022, there was no finished goods impairment (2021: $328,833) and no raw materials impairment of inventories (2021: $430,932) recognized as a provision for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

Sales returns

Returns and refunds are provided where this is outlined in a customer agreement. The group does not have a formal policy in place relating to stock returns. In cases where we have a contract in place with a distributor, and that contract includes a stock return policy, we will adhere to the policy listed in the contract. For all other distributors, stock returns are negotiated on a case-by-case basis. The exception to this is where stock is short dated to within 3 months. In this case we will offer replacement stock or a refund.

The sales return provision has been assessed by management based on external reports on stock held by distributors. The timing and amount of the obligation are uncertain but are expected to be settled in the next year. The stock included in the provision is expiring within 6 months of the reporting period-end and not expected to be salable after returns.

Inventory split

During the year ended 30 June 2022, management performed an assessment of its raw materials and utilization within 12 months from reporting date. Management determined $137,206 of raw materials relating to Colostrum will be consumed within 12 months from reporting date (2021: Nil); the remaining balance of $956,936 (2021: $1,266,587) was estimated to be consumed beyond 12 months.

R&D tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.

For the year ended June 30, 2022 the Group has recorded other income of $257,500 (2021: $356,209) to recognise income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate.

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

Note 3. Revenue and other income

	30 June 2022	30 June 2021	30 June 2020
	A$	A$	A$
Revenue
Revenue from Operating Activities
Revenue from contracts with customers	765,193	145,776	2,518,566
Total Revenue from Operating Activities	765,193	145,776	2,518,566

Other Income
Australian R&D tax incentive refund	257,500	356,209	308,225
COVID-19 government assistance	-	161,600	154,904
HJF R&D grant	306,595	74,821	-
MTEC R&D grant	369,045	-	-
Other income	24,585	24,480	10,545
Total Other Income	957,725	617,110	473,674

Other Gains/(Losses) – Net
Net foreign exchange gains/(losses)	247,558	(582,528)	11,335
Net impairment losses	-	(759,765)	-

(i)	Fair value of R&D tax incentive refund

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2022, the group has included an item in other income of $257,500 (2021: $356,209) to recognize income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate.

(ii)	COVID-19 government assistance

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received. No further COVID-19 government assistance was recognized in other income for current financial year (2021: $161,600).

(iii)	R&D grants from HJF and MTEC

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received and the amount can be reliably measured. For the year ended 30 June 2022, the group has recognized $306,595 (2021: $74,821) R&D grant from the Henry M Jackson Foundation (“HJF”) and $369,045 (2021: Nil) R&D grant from Medical Technology Enterprise Consortium (“MTEC”). This is to recognize income over the year necessary to match the grants on a systematic basis with the costs that they are intended to compensate.

(iv)	Net impairment losses

Net impairment losses result from provision for impairment of inventories. During year ended 30 June 2022, there was no finished goods impairment (2021: $328,833) and no raw materials impairment of inventories (2021: $430,932) recognized as a provision for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

Note 4. Expenses

	30 June 2022 A$	30 June 2021 A$	30 June 2020 A$
General and administrative expenses
Accounting and audit	499,331	547,055	389,798
Bad debts	-	5,472	26,983
Consulting	226,710	126,215	181,474
Depreciation	42,606	43,662	44,056
Employee benefits	1,212,721	1,775,809	1,531,037
Expected credit losses	8,809	(30,055)	(3,991)
Insurance	401,121	341,202	469,844
Investor relations	38,567	38,568	197,839
Legal	520,698	205,722	184,382
Listing and share registry	164,949	292,113	212,236
Occupancy	-	-	51,973
Superannuation	62,647	41,964	48,877
Travel and entertainment	9,459	1,398	91,347
Share-based payment expenses	94,890	2,116,013	(533,912)
Other	241,880	589,554	278,135
	3,524,388	6,094,692	3,170,078
Research and development expenses
Consulting	230,684	1,006,086	262,720
Project research and development	427,031	360,968	915,965
	657,715	1,367,054	1,178,685
Selling and marketing expenses
Selling	57,854	25,858	340,046
Marketing	113,472	90,652	295,261
Distribution costs	245,211	171,174	236,244
	416,537	287,684	871,551

Note 5. Income Tax Expense

	30 June 2022 A$	30 June 2021 A$
Unused tax losses for which no deferred tax asset has been recognized	48,058,129	44,178,579
Potential tax benefit @ 25% (2021: 26%)	12,014,532	11,486,431

The group operates in different tax jurisdictions and continues to meet its statutory requirements in these jurisdictions. The tax losses in each jurisdiction are subject to testing to make sure they meet all relevant statutory tests for them to be offset against future income. The group is currently undergoing an analysis for utilization of the carried forward losses.

Numerical reconciliation of income tax expense to prima facie tax payable

	30 June 2022 A$	30 June 2021 A$
Loss from continuing operations before income tax expense	(2,854,254)	(8,384,465)
Tax at the Australian tax rate of 25% (2021: 26%)	(713,564)	(2,179,961)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(64,375)	(92,614)
Accounting expenditure subject to R&D tax incentive	147,989	212,907
Share-based payments	23,723	550,163
Net impact of other amounts not deductible (taxable)	(363,661)	428,003
Subtotal	(969,888)	(1,081,502)
Tax losses and other timing differences for which no deferred tax asset is recognized	969,888	1,081,502
Income tax expense	-	-

Note 6. Key Management Personnel Compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

The Directors of Immuron Limited during the year ended June 30, 2022 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Dr. Roger Aston, Independent Non-Executive Chairman

Mr. Peter Anastasiou, Executive Vice Chairman (resigned on 24 September 2021)

Mr. Daniel Pollock, Independent Non-Executive Director

Mr. Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Mr. Paul Brennan, Independent Non-Executive Director (appointed on 16 March 2022)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year ended June 30, 2022:

Dr. Jerry Kanellos, Chief Operating Officer (resigned as Chief Executive Officer on 27 June 2022)

Mr. Steven Lydeamore, Chief Executive Officer (appointed on 27 June 2022)

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	30 June 2022	30 June 2021	30 June 2020
	A$	A$	A$

Key Management Personnel Compensation
Short-term employee benefits	636,673	450,002	867,054
Other short-term benefits, including consulting services by KMP and their related entities	—	1,603,747	—
Post-employment benefits	44,489	27,869	29,213
Long-term benefits	15,168	8,220	3,610
Share-based payment expenses to KMP and their related entities	94,890	2,116,012	73,088
Total Key Management Personnel Compensation	791,220	4,205,850	972,965

Note 7. Loss per Share

	30 June 2022	30 June 2021	30 June 2020
	A$	A$	A$

Basic/Diluted loss per share (in cents)	1.25	3.79	1.66

a) Net loss used in the calculation of basic and diluted loss per share	2,854,254	8,384,465	2,927,206

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	227,579,684	221,062,229	176,393,354

The Company is currently in a loss making position and thus the impact of potential issuance of shares is concluded as anti-dilutive which includes the Company’s options and warrants and convertible notes payable. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Note 8. Financial assets and financial liabilities

(a) Cash and cash equivalents

	30 June 2022	30 June 2021
	A$	A$
Cash at Bank and in hand:
Cash at bank and in hand	22,110,278	25,047,281
Total	22,110,278	25,047,281

(b) Trade and other receivables

	30 June 2022	30 June 2021
	A$	A$
Current

Trade receivables[1]	217,154	28,553
Loss allowance	(8,809)	-
Accrued income – Australian R&D tax incentive refund[2]	257,500	306,154
Other income receivables – R&D grants[3]	197,051	-
Total	662,896	334,707

[1]	All trade receivables are non-interest bearing.

[2]	Receivables from the Australian Tax Office in relation to R&D tax incentive refund for the year.

[3]	As at 30 June 2022, the group has other income receivables of $100,328 R&D grant from the Henry M Jackson Foundation (“HJF”) and $96,723 R&D grant from Medical Technology Enterprise Consortium (“MTEC”).

(c) Other current assets

	30 June 2022	30 June 2021
	A$	A$

Prepayment	572,400	78,258
Total	572,400	78,258

(d) Trade and other payables

	30 June 2022 A$	30 June 2021 A$

Current
Trade payables	720,867	106,893
Accrued expenses	411,913	625,980
Other payables	28,113	25,621
Total	1,160,893	758,494

Note 9. Non-financial assets and liabilities

(a) Property, plant and equipment

Non-current	Plant and equipment $	Furniture, fittings and equipment $	Right-of-use assets $	Total $
At 1 July 2020
Cost or fair value	348,178	35,042	115,977	499,197
Accumulated depreciation	(336,051)	(34,491)	(57,882)	(428,424)
Net book amount	12,127	551	58,095	70,773
Year ended 30 June 2021
Opening net book amount	12,127	551	58,095	70,773
Additions	6,630	-	-	6,630
Depreciation charge	(4,761)	(277)	(38,624)	(43,662)
Closing net book amount	13,996	274	19,471	33,741

Non-current	Plant and equipment $	Furniture, fittings and equipment $	Right-of-use assets $	Total $
At 30 June 2021
Cost or fair value	354,808	35,042	115,977	505,827
Accumulated depreciation	(340,812)	(34,768)	(96,506)	(472,086)
Net book amount	13,996	274	19,471	33,741

	Plant and equipment $	Furniture, fittings and equipment $	Right-of-use assets $	Total $
Year ended 30 June 2022
Opening net book amount	13,996	274	19,471	33,741
Additions	10,048	-	-	10,048
Lease modification	-	-	209,560	209,560
Depreciation charge	(4,531)	(137)	(21,945)	(26,613)
Closing net book amount	19,513	137	207,086	226,736
At 30 June 2022
Cost or fair value	364,856	35,042	229,031	628,929
Accumulated depreciation and impairment	(345,343)	(34,905)	(21,945)	(402,193)
Net book amount	19,513	137	207,086	226,736

(b) Inventories

	30 June 2022			30 June 2021
	Current A$	Non- current A$	Total A$	Current A$	Non- current A$	Total A$
Raw materials and stores (Colostrum)	137,206	956,936	1,094,142	-	1,266,587	1,266,587
Work in progress	124,412	-	124,412	-	-	-
Finished goods (Travelan and Protectyn)	64,923	-	64,923	292,532	-	292,532
Other inventories	37	-	37	-	-	-
	326,578	956,936	1,283,514	292,532	1,266,587	1,559,119

(i) Impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventory, and in particular, the shelf life of inventories that affects obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the Company. A comprehensive stability study was completed in August 2020 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

During year ended 30 June 2022, there was no finished goods impairment (31 December 2021: $218,506, 30 June 2021: $328,833). All short-dated finished goods as at 30 June 2022 have been written off, resulting in no provision for finished goods impairment as at 30 June 2022. In addition, there was no raw materials impairment of inventories (31 December 2021: nil, 30 June 2021: $430,932) recognized as a provision for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

(c) Employee benefit obligations

	2022			2021
	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Leave obligations (i)	211,776	36	211,812	129,837	36,196	166,033

(i)	Leave obligations

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. Total leave provision of A$211,776 (2021: A$129,837) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

(d) Leases

(i)	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	30 June 2022 A$	30 June 2021 A$
Right-of-use assets[1]
Properties	207,086	19,471
	207,086	19,471
Lease liabilities[2]
Current	34,376	20,498
Non-current	175,411	-
	209,787	20,498

1.	Included in the line item ‘property, plant and equipment’ in the consolidated balance sheet.

2.	Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated balance sheet.

(ii)	Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2022 A$	2021 A$
Depreciation charge of right-of-use assets
Properties	37,937	38,624
	37,937	38,624
Interest expense (included in finance cost)	6,100	1,152
Expense relating to short-term leases (included in other expenses)		-
Expense relating to leases of low-value assets that are not short-term leases (included in other expenses)		-
Expense relating to variable lease payments not included in lease liabilities (included in other expenses)		-
Cash paid for principal payments	36,264	40,607

The total finance cash outflow for leases in 2022 was A$6,100.

The total finance cash outflow for leases in 2021 was A$1,152.

(iii)	The group’s leasing activities and how these are accounted for

In November 2021, the group entered into a three-year commercial lease modification for office facilities in Blackburn North. This lease modification is effective from 1 January 2022 and includes an extension option for a further 3 years by written request to the landlord before 31 December 2024. There is no variability and no covenants included in the lease.

Note 10. Controlled Entities

The Company’s subsidiaries at 30 June 2022 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

		Percentage of Ownership
	Country of Incorporation	30 June 2022	30 June 2021

Parent Entity:
Immuron Limited	Australia	—	—

Subsidiaries of Immuron Limited:
Immuron Inc.	USA	100%	100%
Anadis EPS Pty Ltd	Australia	100%	100%
IMC Canada Ltd.	Canada	100%	100%

Note 11. Provision for Sales Returns

	2022 A$	2021 A$
Sales return provision due to the ongoing COVID-19 pandemic
Carrying amount at the start of the year	213,024	-
Sales return provision recognized	71,025	213,024
Sales return made during the year	(188,118)	-
Carrying amount at the end of the year	95,931	213,024

The sales return provision has been assessed by management based on external reports on stock held by distributors. The timing and amount of the obligation are uncertain but are expected to be settled in the next year. The stock included in the provision is expiring within 6 months of the reporting period-end and not expected to be saleable after returns.

Note 12. Contingent liabilities and Commitments

The group had no contingent liabilities or commitments at June 30, 2022 (2021: Nil).

Note 13. Share capital

	2022 Shares	2021 Shares	2020 Shares	2022 A$	2021 A$	2020 A$
Ordinary shares
Fully paid	227,798,346	227,246,596	178,279,566	88,436,263	88,361,303	62,426,991
	227,798,346	227,246,596	178,279,566	88,436,263	88,361,303	62,426,991

(i)	Movements in ordinary shares:

Details	Number of shares	Total A$
Balance at 30 June 2019	163,215,706	60,289,875
Issue at US$0.10 pursuant to ADS public offering (2019-07-19)	13,565,200	1,926,186
Issue at A$0.16 in lieu of payment for services (2019-11-12)[1]	437,500	100,978
Exercise of NASDAQ Warrants (2020-06-23)	86,240	72
Exercise of representative warrants (2020-06-15, 2020-06-22)	974,920	540,062
Transaction costs arising on representative warrants issued	—	(55,454)
Less: Transaction costs arising on share issues	—	(374,728)
Balance at 30 June 2020	178,279,566	62,426,991
Exercise of representative warrants (2020-07-02)	5,720	-
Issue at US$0.47 pursuant to ADS public offering (2020-07-24)	42,666,720	28,165,836
Issue at $0.50 on exercise of ESOP unlisted options (2020-07-24)	100,000	50,000
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-27)	3,008,000	1,051,626
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-29)	40,000	13,959
Transfer from reserves on exercise of ESOP unlisted options (2020-07-24)	-	15,700
Transfer from reserves on exercise of NASDAQ Warrants (2020-07-27, 2020-07-29)	-	1,012
Issue at A$0.08 in lieu of cash for services rendered (2020-11-13)	2,737,500	219,000
Transfer from reserves on cashless exercise of ESOP unlisted options (2021-02-09)	409,090	197,010
Less: Transaction costs arising on share issues	-	(3,779,831)
Balance at 30 June 2021	227,246,596	88,361,303
Issue at $0.12 under ESOP Plan (2021-11-05)	333,000	39,960
Issue at $0.16 in lieu of payment for services (2021-12-17)	218,750	35,000
Less: Transaction costs arising on share issues	-	-
Balance at 30 June 2022	227,798,346	88,436,263

Notes

1.	Mr Peter Anastasiou (resigned 24 September 2021) and Mr Stephen Anastasiou are directors and majority shareholders of Grandlodge Capital Pty Ltd (Grandlodge). As per an agreement which commenced on 1 June 2013 and expired on 30 June 2020, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution and invoicing services for Immuron Limited’s products for A$70,000 per annum. These fees would be payable in new fully paid ordinary shares in Immuron Limited at a set price of A$0.16 per share, representing Immuron Limited’s shares price at the commencement of the agreement. The above amount is the fair value of the equity instrument.

(ii)	Ordinary shares

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

Information relating to options, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in notes 14 and 17.

Note 14. Other reserves

The following table shows a breakdown of the consolidated statement of financial position line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2019		4,281,790	18,529	4,300,319
Currency translation differences		-	102,938	102,938
Other comprehensive income		-	102,938	102,938
Transactions with owners in their capacity as owners
Share-based payment expenses	16(iv)	73,088	-	73,088
Options and warrants issued/expensed		(484,680)	-	(484,680)
Options and warrants lapsed/expired		(2,251,320)	-	(2,251,320)
Remeasurement of options issued in prior period	16(iii)	(607,000)	-	(607,000)
At 30 June 2020		1,011,878	121,467	1,133,345

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2020		1,011,878	121,467	1,133,345
Currency translation differences		-	(14,953)	(14,953)
Other comprehensive income		-	(14,953)	(14,953)
Transactions with owners in their capacity as owners
Transfer to share capital	16(iv)	(73,088)	-	(73,088)
Options and warrants issued/expensed	16(ii)	3,003,060	-	3,003,060
Options and warrants exercised	16(ii)	(213,722)	-	(213,722)
Options and warrants forfeited		(368,000)	-	(368,000)
At 30 June 2021		3,360,128	106,514	3,466,642

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2021		3,360,128	106,514	3,466,642
Currency translation differences		-	6,708	6,708
Other comprehensive income		-	6,708	6,708
Transactions with owners in their capacity as owners
Options and warrants issued/expensed	16(ii)	54,930	-	54,930
Options and warrants lapsed/expired		(361,861)	-	(361,861)
At 30 June 2022		3,053,197	113,222	3,166,419

(i)	Nature and purpose of other reserves

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

(ii)	Movements in options and warrants:

Details	Notes	Number of options	Total A$
Balance at 30 June 2019		79,463,744	4,281,790
Remeasurement of options issued in prior period (2019-11-06)	16(iii)	-	(607,000)
Issue of representative warrants (2019-07-16)		542,600	55,454
Lapse of unexercised options at $0.50 (2019-11-27)		(7,625,532)	(2,086,920)
Lapse of unexercised options at $0.55 (2019-11-30)		(25,289,894)	-
Lapse of unexercised options at $0.50 (2020-06-30)		(2,000,000)	(164,400)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-06-23)		(218,800)	(72)
Exercise of representative warrants (2020-06-15, 2020-06-22)		(2,065,000)	(540,062)
Share-based payments expenses		-	73,088
Balance at 30 June 2020		42,807,118	1,011,878
Exercise of representative warrants (2020-07-2)		(9,640)	-
Exercise of ESOP unlisted options at $0.50 (2020-07-24)		(100,000)	(15,700)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-07-27, 2020-07-29)		(3,048,000)	(1,012)
Lapse of unexercised options (2020-09-25)		(5,000,000)	(368,000)
Issue of representative warrants at US$23.44 per 40 options (2020-07-24)		2,560,000	1,032,960
Issue of ESOP unlisted options at $0.12 (2020-10-29)		9,000,000	1,970,100
Cashless exercise of ESOP unlisted options at $0.12 (2021-02-09)		(900,000)	(197,010)
Reclassify share-based payments expenses from reserves to share capital	16(iv)	-	(73,088)
Balance at 30 June 2021		45,309,478	3,360,128
Lapse of unexercised options at $0.50 (2021-07-01)		(1,200,000)	(188,400)
Issue of ESOP unlisted options at $0.25 (2021-11-05)		500,000	18,624
Lapse of unexercised options at $1.94 (2021-11-30)		(14,493)	(28,813)
Lapse of unexercised options at $1.94 (2022-06-14)		(24,721,108)	(144,648)
ESOP unlisted options granted at $0.12 (2022-06-27)		-	36,306
Balance at 30 June 2022		19,873,877	3,053,197

Given the shareholders’ approval at the AGM held on 29 October 2020, a total of 9,000,000 ESOP Options were issued to directors on 13 November 2020.

On 05 November 2021, the Company issued Dr. Jerry Kanellos, Chief Operating Officer of Immuron Limited, 500,000 unlisted options exercisable at $0.25 on or before 26 October 2025.

On 27 June 2022, the Company granted Mr. Steven Lydeamore, Chief Executive Officer of Immuron Limited, 1,430,000 unlisted options exercisable at $0.12 on or before 27 June 2026. The options were subsequently issued after the reporting period, on 1 July 2022.

(iii)	Remeasurement of options issued in prior period

Options granted to a former managing director on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-measured at grant date 6 November 2019 after being approved by shareholders with a value of $368,000, being a remeasurement of $607,000 in the 30 June 2020 financials.

(iv)	Reclassification of share-based payment expenses

Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees from 1 April 2020 to 31 December 2020 and instead receive shares of that value. In prior year, no shares were issued to directors, however the expense of the shares owed to them was A$73,088. As at 30 June 2021, shares have been issued to directors given the shareholders’ approval at the AGM held on 29 October 2020.

Note 15. Segment Reporting

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

Financial breakdown

The segment information for the reportable segments for the year ended June 30, 2022 is as follows:

	Research and development	Hyperimmune products	Other	Total
2022	A$	A$	A$	A$
Hyperimmune products revenue	-	765,193	-	765,193
Cost of sales of goods	-	(241,691)	-	(241,691)
Gross profit	-	523,502	-	523,502
Other income	933,140	24,585	-	957,725
Net foreign exchange gains/(losses)	-	-	247,558	247,558
General and administrative expenses	-	(164,087)	(3,360,301)	(3,524,388)
Research and development expenses	(657,715)	-	-	(657,715)
Selling and marketing expenses	-	(416,537)	-	(416,537)
Operating profit/(loss)	275,425	(32,537)	(3,112,743)	(2,869,855)
Finance income	-	-	21,785	21,785
Finance costs	-	-	(6,184)	(6,184)
Income tax expense	-	-	-	-
Profit/(loss) for the year	275,425	(32,537)	(3,097,142)	(2,854,254)

Assets
Segment assets	257,500	1,688,910	22,909,414	24,855,824
Total assets	257,500	1,688,910	22,909,414	24,855,824

Liabilities
Segment liabilities	7,053	150,151	1,521,219	1,678,423
Total liabilities	7,053	150,151	1,521,219	1,678,423

The segment information for the reportable segments for the year ended June 30, 2021 is as follows:

	Research and development	Hyperimmune products	Other	Total
2021	A$	A$	A$	A$
Hyperimmune products revenue	-	145,776	-	145,776
Cost of sales of goods	-	(51,071)	-	(51,071)
Gross profit	-	94,705	-	94,705
Other income	431,030	24,480	161,600	617,110
Net foreign exchange gains/(losses)	-	-	(582,528)	(582,528)
Net impairment losses	-	(759,765)	-	(759,765)
General and administrative expenses	-	-	(6,094,692)	(6,094,692)
Research and development expenses	(1,367,054)	-	-	(1,367,054)
Selling and marketing expenses	-	(287,684)	-	(287,684)
Operating profit/(loss)	(936,024)	(928,264)	(6,515,620)	(8,379,908)
Finance income	-	-	9,204	9,204
Finance costs	-	-	(13,761)	(13,761)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(936,024)	(928,264)	(6,520,177)	(8,384,465)

Assets
Segment assets	306,154	1,587,672	25,159,280	27,053,106
Total assets	306,154	1,587,672	25,159,280	27,053,106

Liabilities
Segment liabilities	243,565	284,657	629,827	1,158,049
Total liabilities	243,565	284,657	629,827	1,158,049

The segment information for the reportable segments for the year ended June 30, 2020 is as follows:

	Research and development	Hyperimmune products	Other	Total
2020	A$	A$	A$	A$
Hyperimmune products revenue	-	2,518,566	-	2,518,566
Cost of sales of goods	-	(688,836)	-	(688,836)
Gross profit	-	1,829,730	-	1,829,730
Other income	308,225	10,545	154,904	473,674
Net foreign exchange gains/(losses)	-	-	11,335	11,335
General and administrative expenses	-	-	(3,170,078)	(3,170,078)
Research and development expenses	(1,178,685)	-	-	(1,178,685)
Selling and marketing expenses	-	(871,551)	-	(871,551)
Operating profit/(loss)	(870,460)	968,724	(3,003,839)	(2,905,575)
Finance income	-	-	-	-
Finance costs	-	-	(21,631)	(21,631)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(870,460)	968,724	(3,025,470)	(2,927,206)
Assets
Segment assets	308,225	2,539,503	3,354,435	6,202,163
Total assets	308,225	2,539,503	3,354,435	6,202,163
Liabilities
Segment liabilities	101,092	30,377	426,781	558,250
Total liabilities	101,092	30,377	426,781	558,250

Information on geographical regions:

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2022	A$	A$	A$	A$	A$
Hyperimmune products revenue	143,378	501,228	63,172	57,415	765,193
Revenue from external customers	143,378	501,228	63,172	57,415	765,193

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2021	A$	A$	A$	A$	A$
Hyperimmune products revenue[1]	(10,308)	4,264	101,639	50,181	145,776
Revenue from external customers	(10,308)	4,264	101,639	50,181	145,776

1.	Returns are provided where outlined in a customer’s agreement.

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2020	A$	A$	A$	A$	A$
Hyperimmune products revenue	1,240,393	926,325	301,915	49,933	2,518,566
Revenue from external customers	1,240,393	926,325	301,915	49,933	2,518,566

Information on major customers:

During the years ended June 30, 2022, 2021 and 2020, the Company had the following major customers in the hyperimmune product segment with revenues amounting to 10 percent or more of total group revenues:

	2022 A$	2021 A$	2020 A$
Customer A	263,137	-	327,559
Customer B	253,803	23,214	462,490
Customer C	99,792	-	438,065
Customer D	-	-	442,916
Customer E	-	-	227,952
Customer F	-	41,040	-
Customer G	-	27,563	-
Customer H	-	25,319	-
Customer I	-	22,886	-
	616,732	140,022	1,898,982

Note 16. Cash Flow Information

(a)	Reconciliation of cash flow from operations with loss after income tax

	30 June 2022 A$	30 June 2021 A$	30 June 2020 A$

Net Loss for the Year	(2,854,254)	(8,384,465)	(2,927,206)

Adjustments for
Depreciation expense	26,613	43,662	44,056
Lease modification	15,993	-	-
Distribution costs	35,000	-	70,000
Expected credit losses	8,809	(30,055)	(3,991)
Finance costs	6,184	13,761	21,631
Finance income	(21,785)	(9,204)	-
Leave provision expense	45,470	53,610	19,717
Share-based payments (income)/expenses	94,891	2,116,013	(533,912)
Unrealized net foreign currency gains	(234,794)	592,243	(18,883)
Change in operating assets and liabilities:
Add decrease in trade and other receivables	(336,998)	23,037	641,236
Add (increase) / decrease in inventories	275,605	960,920	(113,635)
Add (increase) / decrease in other operating assets	(494,143)	(45,065)	16,096
Add (decrease) / increase in trade and other payables	285,616	586,796	(362,437)
	(3,147,793)	(4,078,747)	(3,147,328)

(b)	Non-cash financing and investing activities

See note 17 for details regarding issues of options to employees and for details surrounding the issue of shares to suppliers.

Note 17. Share-based Payments

a)	Executive share and option plan

The establishment of the Omnibus Incentive Plan (OIP) was approved by shareholders at the 2021 annual general meeting. The plan is designed to provide long-term incentives for executives (including directors) to deliver long-term shareholder returns. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Set out below are summaries of all listed and unlisted options, including those issued under OIP:

	2022		2021		2020
	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options

As at 1 July	0.31	45,309,478	0.40	42,807,118	0.46	79,463,744
Granted during the year	0.25	500,000	0.28	11,560,000	0.18	542,600
Exercised during the year	-	-	0.23	(4,057,640)	0.18	(424,840)
Forfeited/lapsed during the year	0.27	(25,935,601)	0.50	(5,000,000)	0.52	(36,774,386)
As at 30 June	0.37	19,873,877	0.31	45,309,478	0.40	42,807,118
Vested and exercisable at 30 June	0.37	19,538,877	0.31	45,309,478	0.40	42,807,118

Share options outstanding at the end of the year have the following expiry date and exercise prices:

		Exercise price		Share options	Share options	Share options
Grant date	Expiry date	(A$ unless stated otherwise)		30 June 2022	30 June 2021	30 June 2020
2012-06-29	2021-11-30		1.944	-	14,493	14,493
2012-06-29	2022-01-17		1.876	-	29,668	29,668
2017-06-13 (warrants)	2022-06-13	USD	0.25	-	24,493,200	27,541,200
2018-03-15	2023-03-15		0.468	7,897,647	7,897,647	7,897,647
2017-06-09 (warrants)	2022-06-08	USD	0.3125		198,240	198,240
2018-03-15	2023-03-15		0.585	526,510	526,510	526,510
2019-05-23 (warrants)	2024-05-23	USD	0.125	173,600	173,600	181,600
2019-07-16 (warrants)	2024-07-16	USD	0.125	116,120	116,120	117,760
2018-07-13	2021-07-01		0.500	-	1,200,000	1,300,000
2019-11-06	2024-02-10		0.500	-	-	5,000,000
2020-10-29	2024-04-14		0.12	8,100,000	8,100,000	-
2020-07-24 (warrants)	2025-07-21	USD	0.5859	2,560,000	2,560,000	-
2021-10-26	2025-10-26		0.25	500,000	-	-
Total				19,873,877	45,309,478	42,807,118

Weighted average remaining contractual life of options outstanding at end of period				1.54	1.58	2.28

(i)	Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options granted under OIP during the year ended June 30, 2022 included:

Grant date	Expiry date	Exercise price (A$)	No. of options		Share price at grant date (A$)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option (A$)

2021-10-26	2025-10-26	0.25	500,000		0.12	131.70%	0.00%	0.69%	0.0886
2022-06-27	2026-06-27	0.12	1,430,000	*	0.07	128.10%	0.00%	3.31%	0.0530
			1,930,000

*	1,430,000 options granted to Mr. Lydeamore on 27 June 2022 and subsequently issued after the reporting period, on 1 July 2022.

The model inputs for options granted under OIP during the year ended June 30, 2021 included:

Grant date	Expiry date	Exercise price (A$)	No. of options	Share price at grant date (A$)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option (A$)

2020-07-24	2025-07-21	0.83	2,560,000	0.50	127.93%	0.00%	0.43%	0.4035
2020-10-29	2024-04-14	0.12	9,000,000	0.25	142.70%	0.00%	0.13%	0.2189
			11,560,000

The model inputs for options granted under OIP during the year ended June 30, 2020 included:

Grant date	Expiry date	Exercise price (A$)	No. of options		Share price at grant date (A$)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option (A$)

2019-11-06	2024-02-10	0.50	5,000,000	*	0.15	98	0.00%	0.88%	0.0736
			5,000,000

*	Options issued to a former managing director expire within 6 months upon his resignation on 25 March 2020 without good reason or termination.

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

b)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period were as follows:

	2022 A$	2021 A$	2020[1] A$
Options issued under OIP	54,930	1,970,100	(607,000)
Shares issued under OIP	39,960	-	-
Share-based payments to KMP[2]	-	145,913	73,088
	94,890	2,116,013	(533,912)

1.	Options granted to a former managing director on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-measured at grant date 6 November 2019 after being approved by shareholders with a value of $368,000, being a remeasurement of $607,000 in the 30 June 2020 financials.

2.	In fiscal 2021, due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees and instead receive shares of that value. As at 30 June 2021, shares have been issued to directors for the director fees of $145,913 incurred during the financial year ended 30 June 2021 and $73,088 incurred during the financial year ended 30 June 2020, given the shareholders’ approval at the AGM held on 29 October 2020.

Note 18. Related Party Transactions

(a)	Subsidiaries

Interests in subsidiaries are set out in note 10.

(b)	Transactions with other related parties

The following transactions occurred with related parties:

	2022 A$	2021 A$	2020 A$

Amounts settled in cash or shares for goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	154,364	110,607	142,347
Legal services by key management personnel (ii)	20,000	-	-

(i)	Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	rental of an office suite (Wattle Laboratories Pty Ltd); and

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non-executive directors, Mr. Peter Anastasiou (a director resigned on 24 September 2021) and Mr. Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective January 2017, the annual rent was A$39,525. The lease is for a three-year term with an additional three-year option period. The lease may be terminated by either party upon six months’ written notice. The lease was renewed, commencing January 1, 2019 at a rental rate of A$ 41,738 per year for three years. The lease continued to be renewed, commencing January 1, 2022 at a rental rate of A$42,990 per year for another three years. This lease includes an extension option for a further 3 years by written request to the landlord before 31 December 2024. During the fiscal years ended June 30, 2020, 2021 and 2022, we paid Wattle A$41,369, A$40,607 and A$42,364 (excluding Goods and Services Tax), respectively.

●	warehousing, distribution and invoicing services (Grandlodge Capital Pty Ltd or “Grandlodge”).

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

A new annual agreement commenced on July 1, 2020 and 2021. Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron’s products for A$70,000 and A$77,000 per annum, respectively. The terms of the agreement were to have fees payable in cash. Furthermore, in fiscal 2022 an additional A$35,000 was recognized and paid in shares to Grandlodge as per the shareholders' approval at the AGM held on December 15, 2021.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2021 A$	2021 A$	2020 A$
Amounts settled in cash or shares during the period
Rental of an office suite from Wattle Laboratories Pty Ltd	42,364	40,607	41,369
Services rendered by Grandlodge Capital Pty Ltd	112,000	70,000	100,978
	154,364	110,607	142,347

ii) Legal services by key management personnel

During the fiscal year 2022, the group engaged a non-executive director, Mr Daniel Pollock, for legal services which amounted to $20,000.

(c)	Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2022 A$	2021 A$	2020 A$
Current payables (purchases of goods and services)
Entities controlled by key management personnel	77,000	70,000	-

Note 19. Financial Risk Management Objectives and Policies

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

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the group’s functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the group including United States dollar (USD) and Canadian dollar (CAD). This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

Exposure

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2022				2021
	USD $	CAD $	ILS $		USD $	CAD $	ILS $
Cash and cash equivalents	3,138,079	29,224	-	108,688	2,742,688	108,688	-
Trade receivables	279,986	-	-	-	23,801	-	-
Trade payables	73,430	803	2,240	43,466	18,556	43,466	-
Total exposure	3,491,495	30,027	2,240	152,154	2,785,045	152,154	-

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

The Group has conducted a sensitivity analysis of its exposure to foreign currency risk. The Group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 5.8% (2021: 4.9%)

	Impact on loss for the period		Impact on other components of equity
	2022 A$	2021 A$	2022 A$	2021 A$
USD/AUD exchange rate – change by 5.8% (2021: 4.9%)	202,507	136,467	6,567	5,219

*	Holding all other variables constant

Loss is more sensitive to movements in the AUD/USD exchange rates in 2022 than 2021 because of the increased amount of USD denominated cash and cash equivalents and the increased variability of the AUD/USD exchange rate. Equity is more sensitive to movements in the AUD/USD exchange rates in 2022 than 2021 because of the increased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the group.

(i)	Risk management

Credit risk is managed through the maintenance of procedures (such as the utilization of systems for the approval, granting and renewal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are normally 30 days from the invoice date.

Risk is also minimized through investing surplus funds in financial institutions that maintain a high credit rating.

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

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2022 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

On that basis, the loss allowance as at June 30, 2022 was determined as follows for trade receivables:

	Days past due
	Current	1-30	31-60	61-90	91-120	121+	Total
30 June 2022	A$	A$	A$	A$	A$	A$	A$
Expected credit loss rate	0.00%	0.00%	13.08%	24.14%	26.84%	0.00%
Gross carrying amount	-	-	7,959	664	186	-	8,809
Loss allowance	-	-	-	-	-	-	-

On that basis, the loss allowance as at June 30, 2021 was determined as follows for trade receivables:

	Days past due
30 June 2021	Current A$	1-30 A$	31-60 A$	61-90 A$	91-120 A$	121+ A$	Total A$
Expected credit loss rate	0.00%	0.00%	13.07%	21.88%	34.09%	53.58%
Gross carrying amount	23,801	4,752	-	-	-	-	28,553
Loss allowance	-	-	-	-	-	-	-

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

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
At 30 June 2022	A$	A$	A$	A$	A$	A$	A$
Trade and other payables	748,980	-	-	-	-	748,980	748,980
Lease liabilities	34,376	-	-	-	-	34,376	34,376
Total	748,980	-	-	-	-	748,980	748,980
At 30 June 2021
Trade and other payables	132,514	-	-	-	-	132,514	132,514
Lease liabilities	20,498	-	-	-	-	20,498	20,498
Total	153,012	-	-	-	-	153,012	153,012

Note 20. Events occurring after the Reporting Date

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Note 21. Parent entity financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2022 $	2021 $
Balance sheet
Current assets	23,685,902	25,698,082
Non-current assets	1,181,517	1,300,467
Total assets	24,867,419	26,998,549
Current liabilities	1,498,834	1,118,020
Non-current liabilities	175,447	36,196
Total liabilities	1,674,281	1,154,216
	(46,386,276)	(51,688,666)
Shareholders' equity
Share capital	88,436,263	88,361,303
Reserves
Share-based payments	3,053,197	3,360,128
Accumulated losses	(68,296,322)	(65,877,098)
	23,193,138	25,844,333
Loss for the year	2,781,085	8,271,111
Total comprehensive loss	2,781,085	8,271,111

(b)	Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2022 (2021: nil).

(c)	Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 30 June 2022 or 30 June 2021.

(d)	Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2022 (2021: nil).

(e)	Determining the parent entity financial information

The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i)	Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Immuron Limited.

(ii)	Intercompany loan

Total comprehensive loss of the parent entity includes the fully impaired intercompany loan.

Note 22. Auditors’ Remuneration

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

	Year Ended June 30,
	2022 A$	2021 A$
Audit and review of financial statements (1)	173,631	179,742
	173,631	179,742

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

Note 23. Company Details

The registered office of the Company is:

Level 3, 62 Lygon Street, Carlton, Victoria, Australia 3053.

The principal place of business of the Company is:

Unit 10, 25-37 Chapman Street, Blackburn, Victoria, Australia 3130.

Australian Disclosure Requirements

All press releases, financial reports and other information are available using the stock code IMC on the Australian Stock Exchange website: www2.asx.com.au.

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)  the financial statements and Notes set out on pages F-1 to F-39 are in accordance with the Corporations Act 2001, including:

(i) Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii) Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2022 and of its performance for the fiscal year ended on that date, and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 ‘Basis of preparation’ confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

/s/ Roger Aston
Chairman

Melbourne, September 9, 2022

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference
				Filing Date/ Period End
		Form	Exhibit	Date
1.1	Constitution of Registrant.	F-1	3.1	12/21/2016
2.1	Form of Amended and Revised Deposit Agreement between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares	F-1/A	4.1	5/8/2017
2(d)	Description of Securities	20-F	2(d)	10/28/2020
4.1	Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 28, 2013	F-1/A	10.1	2/9/2017
4.2	Variation of Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 21, 2016 (1)	F-1/A	10.2	2/9/2017
4.3	Marketing and Master Distribution Agreement by and between Immuron Limited and UniFirst-First Aid Corporation d/b/a MEDIQUE Products dated as of June 28, 2016 (1)	F-1/A	10.3	2/9/2017
4.4	Convertible Security and Share Purchase Agreement by and between Immuron Limited and SBI Investments dated February 16, 2016	F-1/A	10.8	4/10/2017
4.5*	Commercial Lease Agreement with Wattle Laboratories Pty Ltd.
4.6	Form of Underwriting Agreement by and between Immuron Limited and ThinkEquity, a Division of Fordham Financial Management, Inc. dated May 23, 2019	6-K	1.1	5/24/2019
4.7	Form of Underwriting Agreement by and between Immuron Limited and ThinkEquity, a Division of Fordham Financial Management, Inc. dated July 16, 2019	6-K	1.1	7/19/2019
4.8	Form of Securities Purchase Agreement dated as of July 21, 2020 between Immuron Limited and the investors listed therein	6-K	10.1	7/23/2020
4.9	Engagement Letter by and between Immuron Limited and H.C. Wainwright & Co., LLC dated July 20, 2020	6-K	10.2	7/23/2020
4.10	Amendment to Engagement Letter by and between Immuron Limited and H.C. Wainwright & Co., LLC dated July 22, 2020	6-K	10.3	7/23/2020
4.11	Form of Compensation Warrant to be issued by Immuron Limited on July 23, 2020	6-K	10.4	7/23/2020
8.1	List of Subsidiaries of the Registrant.	20-F	8.1	10/28/2019
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1*	Consent of Grant Thornton Audit Pty Ltd
23.2*	Auditor’s Independence Declaration
23.3*	Independent Auditor’s Report
101. INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Confidential treatment has been sought for certain portions of this document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Immuron Limited

By:	/s/ Steven Lydeamore
Steven Lydeamore
Chief Executive Officer

Dated: September 9, 2022