Form 20-F
period 2023-06-30
Immuron Ltd
filed 2023-09-28
CIK 1660046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

Ordinary Shares, as of June 30, 2023                     227,798,346

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and do not cross into the bloodstream, potentially leading to improved safety and tolerability, without sacrificing efficacy. Our technology platform can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. We believe that our lead drug candidates currently entering the clinical development phase have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridioides difficile (C.difficle) infections.

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

A. [RESERVED]

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

We may not be able to complete the development of IMM-124E, CampETEC, IMM-529 or develop other pharmaceutical products.

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

We have incurred losses in every period since we began operations in 1994 and we have reported net losses of A$3,786,507, A$2,854,254, A$8,384,465, A$2,927,206 and A$4,656,421 during the fiscal years ended June 30, 2023, 2022, 2021, 2020 and 2019, respectively. As of June 30, 2023, our accumulated deficit was A$72,055,396. We may continue to incur additional operating losses for the next several years as we expand our research and development activities for the treatment of infectious diseases, commence new trials for our product candidate IMM-529 for C. difficile, and potential other assets/indications. We may never be able to achieve or maintain profitability.

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

As of June 30, 2023, we had A$17,159,764 in cash and cash equivalents. Developing prescription products is expensive and we may need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We may seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

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

We expect to receive refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a refundable cash offset pegged at 18.5% above the corporate tax rate, which is currently 25% for Immuron, providing a 43.5% refundable tax offset of eligible research and development expenditures by small to medium size Australian entities during the year ended June 30, 2023, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss. There will also be no cap on the refundable tax offset. We have historically received refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5%  of eligible research and development expenditures by small to medium size Australian entities during the previous financial year, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss.

The Research and Development Tax Incentive refunds are made by the Australian federal government for eligible research and development purposes based on the filing of an annual application and subsequent income tax returns for the fiscal year. We recognized Research and Development Tax Incentive refunds in the fiscal years ended June 30, 2022, June 30, 2021, June 30, 2020 and June 30, 2019 of A$257,500, A$356,209, A$308,225 and A$531,005, respectively, and we have recognized a receivable of A$398,391 for the fiscal year ended June 30, 2023 that includes an estimate of the receipt for the claim yet to be filed. This amount was offset by an over estimation from the prior period of A$5,514 in the consolidated statement of profit or loss and other comprehensive income.

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

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We are dependent on third parties to conduct the clinical trials for IMM-124E, CampETEC and IMM-529, and preclinical studies for our other product candidates, and therefore the timing of the initiation and completion of these trials and studies is reliant on third parties and may occur at times substantially different from our estimates or expectations.

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

We may not be able to complete the development of IMM-124E, CampETEC, IMM-529 or develop other pharmaceutical products.

We may not be able to progress with the development of our current, or any future, pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates. The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. The products we develop may not be able to penetrate the potential market for a particular therapy, or indication, or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when the development of IMM-124E, CampETEC, IMM-529 or any future pharmaceutical product will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

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

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel, including Mr. Steven Lydeamore who is currently our Chief Executive Officer and Dr. Jerry Kanellos who is currently our Chief Operating Officer.

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

At this time, we are relying on a single manufacturer to develop Good Manufacturing Practice (“GMP”), processes for our lead compound. Our lead compound, IMM-124E, was manufactured by Synlait Milk Limited based in New Zealand. This manufacturer enables efficient large-scale manufacture of colostrum to provide drug substance for our current and prospective clinical trials. We also rely on contract manufacturers such as Mayne Pharma International and Pharmtech (Hong Kong) Limited to produce all of our marketed products and PCI Clinical Services to package our investigational drug products. We are actively seeking additional and back-up manufacturers but may be unsuccessful in our efforts or may incur material additional costs and substantial delays.

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

The United States congress passed drug pricing measures in the 2022 Inflation Reduction Act, such as Medicare direct negotiation of drug prices, but how the law will be implemented or challenged in court remains to be seen.

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2023, our cumulative operating losses have a total potential tax benefit of A$13,156,385 at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and for losses generated prior to January 1, 2018 for up to 20 years in the U.S. as long as certain conditions are met. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, as amended. Our carry forward net operating losses in the U.S. first start to expire in 2035.

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

Some specific factors that could negatively affect the price of the ADS or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our operating results;

●	changes in market valuations of similar companies;

●	changes in our key personnel;

●	changes in financial estimates or recommendations by securities analysts;

●	trading prices of our ordinary shares on the Australian Securities Exchange (“ASX”);

●	changes in trading volume of ADS on The NASDAQ Capital Market, or NASDAQ, and of our ordinary shares on the ASX;

●	sales of the ADS or ordinary shares by us, our executive officers or our shareholders in the future;

●	financial market volatility caused by political instability, changing inflation levels, changes in international trade relationships and conflicts, such as the conflict between Russia and Ukraine; and

●	conditions in the financial markets or changes in general economic conditions.

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

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. As of June 30, 2023, our management determined that we had no material weaknesses in our internal control over financial reporting. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our ordinary shares and ADSs could drop significantly.

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

Our status as a PFIC may also depend, in part, on how quickly we utilize any cash proceeds from any offering. Since PFIC status depends on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of our ordinary shares or ADS, which may be volatile, there can be no assurance that we will not be a PFIC for any taxable year. While we expect that we were not a PFIC for our taxable year ended June 30, 2023, no assurance of our PFIC status can be provided for such taxable year or future taxable years. Prospective U.S. investors should discuss the issue of our possible status as a PFIC with their tax advisors.

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

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the states of the U.S. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. See Item 10 – Additional Information.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia in 1994 and have been listed on the ASX since April 30, 1999. Our ADSs and Warrants have traded on The NASDAQ Capital Market since June 13, 2017, with the Warrants delisted in June 2022 in connection with their expiration. Our principal executive office is located at Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053 and our telephone number is +61 (0)3 9824 5254. Our agent for service in the U.S. is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711. Our website address is www.immuron.com.au. The information in our website is not incorporated by reference into this annual report.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding the group that file electronically with the SEC (https://www.sec.gov).

Immuron is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

We currently market our flagship commercial products Travelan® and Protectyn® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods.

As we will mention in “Our Strategy” in the section “B. Business Overview” below, in the three fiscal years ended June 30, 2023, we have been advancing our lead oral polyclonal antibody drug candidates presently in clinical development for the treatment of moderate to severe campylobacteriosis, travelers’ diarrhea and to treat recurrent C. difficile infections (CDI); together with continuing to invest in and growing Travelan and Protectyn sales worldwide, including in the U.S., Australia, Canada, and in new markets.

Since inception until June 30, 2023, we were not required to invest material amounts for capital expenditures since our development efforts took place at research facilities operated by institutions with which we have relationships. Over the three fiscal years ended June 30, 2023, the total capital expenditure amounted to A$24,417 for purchases of plant and equipment.

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

Travelan sales for fiscal year 2023, 2022 and 2021 were gross A$1.97 million (net: A$1.80 million), A$792 thousand (net: A$765 thousand) and A$166 thousand (net: A$146 thousand), respectively.

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

Immuron has an immediate focus on seeking FDA approval of Travelan® to prevent travelers’ (TD) diarrhea. According to the Centers for Disease Control and Prevention (CDC), an estimated 10 million international travelers develop travelers’ diarrhea every year. Approval of Travelan® as a preventative treatment for TD is expected to significantly increase commercial opportunities for Travelan® in the U.S., particularly as Travelan® is a non-antibiotic treatment having a considerable record of successful treatment. The company was awarded a USD $3.43 million grant from the US Department of Defense to test the efficacy of one large daily dose regimen of Travelan® in a controlled human infection model (CHIM) clinical study using the ETEC strain H10407. This dose regime is potentially more amenable for use in military populations. The US Naval Medical Research Command (NMRC), Silver Spring, MD, USA was also awarded over USD $1 million in a separate grant to provide immunological support for the Immuron clinical program. The company submitted an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) and obtained approval in December 2022. On October 4, 2022, Immuron announced execution of a clinical trial master service agreement with Maryland, Baltimore, USA based Pharmaron CPC, Inc. Up to 60 volunteers will be enrolled in the clinical study and will be randomly assigned to receive either a once-daily dose of 1200 mg of Travelan® or placebo. As of July 25, 2023 the first cohort of 30 participants had been enrolled in this clinical trial. Results of the proposed clinical study will inform dosing in the planned pivotal Phase 3 studies for BLA licensure.

The US Department of Defense Uniformed Services University (USU) have also been awarded grant funding to conduct a clinical trial to evaluate the efficacy of Travelan® and a probiotic in Travelers’ Diarrhea. Enrollment of 868 deployed military personnel or travelers will occur at sites within the Uniformed Services University of the Health Sciences Infectious Disease Clinical Research Program (IDCRP) network, the UK military, and at a civilian travel clinic in New York City. Subjects will be randomized to receive a masked regimen of Travelan®, or placebo. Findings from the clinical study will inform strategies for Defense Force Health Protection. The P2TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region

Infectious diarrhea is the most common illness reported by travelers visiting developing countries and among US troops deployed overseas. The morbidity and associated discomfort stemming from diarrhea decreases daily performance, affects judgment, decreases morale, and lowers operational readiness. The first line of treatment for infectious diarrhea is the prescription of antibiotics. Unfortunately, in the last decade, several enteric pathogens have an increasing resistance to commonly prescribed antibiotics. In addition, travelers’ diarrhea is now recognized by the medical community to result in post-infectious sequelae, including post-infectious irritable bowel syndrome and several post-infectious autoimmune diseases. A preventative treatment that protects against enteric diseases, is a high priority objective for the US Military.

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

IMM-529 has a unique competitive advantage:

●	Triple Mechanism of Action – IMM-529 not only targets the Toxin B, but it also contains antibodies to the spores and the vegetative cells. This is unique among all assets currently in development.

●	Effective vs Virulent Strains – IMM-529 has been shown to be effective vs both the normal strains as well as the virulent strains of CDI, providing a strong Proof-of-Concept (POC) model that IMM-529 can be a front-line agent in the battle vs hypervirulent and difficult to treat strains.

●	Effective in All phases of the Disease – IMM-529 has shown that it can be an effective agent in all phases of the disease including prevention of infection, treatment of primary disease and recurrence. This is novel amongst all of the competition and indicates a much larger potential use than current development programs which primarily target recurrence.

●	Oral Therapy – IMM-529 is an oral therapy lessening costs/burden on the patient, hospitals and the healthcare system overall.

●	Not an Antibiotic – IMM-529 is not an antibiotic, it only targets C. difficile its Toxin B, spores and vegetative cells. It therefore does not negatively impact the rest of the gut flora and allows the flora to return to normal, while fighting the primary infection/recurrence.

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

The global therapeutics and prophylactics market for Clostridioides difficile infections (CDIs) is expected to witness a compound annual growth rate (CAGR) of 10.2%, increasing from USD 630 million in 2016 to USD 1.7 billion by 2026, according to research and consulting firm GlobalData. The company’s report states the launch of prophylactic treatments for the prevention of CDI, treatment of recurrent CDIs (rCDIs) through microbiological approaches and novel antibiotics targeted towards reduction of disease recurrence have been identified as the key drivers for the growth.

3.	Campylobacter and Enterotoxigenic Escherichia coli (CampETEC) therapeutic

The Company is collaborating with the US Naval Medical Research Command (NMRC), Silver Spring, MD, USA to develop and clinically evaluate a new therapeutic to protect against Campylobacter and Enterotoxigenic Escherichia coli (ETEC) infections. The new Hyper-immune therapeutic contains high levels of antibodies which specifically target key protective antigenic targets Campylobacter jejuni capsule and Enterotoxigenic Escherichia coli (ETEC) colonization factor antigen I (CFA/I). The NMRC submitted an IND application to the FDA and received approval in May 2023 for the new oral therapeutic and is preparing to commence the first clinical trials in the United States following approval of the application. The safety and protective efficacy of the product will be tested utilizing a controlled human infection-model clinical trials. This trial is designed to focus on the ability of the hyperimmune product to protect volunteers against moderate to severe Campylobacteriosis. A total of 30 volunteers will be enrolled in the study and randomly assigned to either C. jejuni or placebo.

Immuron’s IMM-124E used to manufacture   Travelan® and Protectyn® demonstrates antiviral activity against the COVID-19 virus in laboratory studies

Immuron announced to the market in August 2022 that it has deprioritized SARS-CoV-2 research to focus on the clinical development of our more advanced stage therapeutic drug candidates. Immuron has dedicated significant resources to interrogate the mechanism of SARS-CoV-2 protection, however, the mechanism of how IMM-124E provides protection against SARS-CoV-2 viral infection remains unclear. In consideration of our research findings, the rapid evolution of the virus and changing treatment landscape presents significant challenges to conduct a clinical trial for SARS-CoV-2 with IMM-124E

Immuron has previously reported IMM-124E research investigations demonstrating neutralizing activity against SARS-CoV-2 (ASX announcements dated 13 May 2021, 15 December 2020, and 21 July 2020). The company has been pursuing the antiviral activities of IMM-124E, focusing on establishing a better understanding of the mechanism of action associated with these initial observations. CSIRO conducted Quantitative Mass Spectrometry analysis (LC-MS/MS) to identify potential antiviral agents that are significantly enriched in IMM-124E. Quantitative proteomics identified at least 53 proteins that are significantly overexpressed in IMM-124E compared to the Milk Powder control samples. This included 17 immunoglobulin-like proteins that appear to be enriched between two- to nine-fold in Immuron Colostrum drug substance and several small antimicrobial proteins known to function in defense against bacterial infections. Testing completed by Research Scientists at the Peter Doherty Institute for Infection and Immunity detected no neutralizing antibodies in IMM-124E targeting SARS-CoV-2 (COVID-19) virus. Researchers analyzed immune fractions of IMM-124E, previously isolated by Monash University Scientists at the Biomedicine Discovery Institute, for antibody-mediated viral neutralization. Antiviral activity was undetectable in these immune fractions, suggesting an alternative, non-specific, mode of action is responsible for earlier preliminary results.

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

On August 19, 2022, Immuron announced that it had deprioritized SARS-CoV-2 research to focus on the clinical development of more advanced stage therapeutic drug candidates.

US Department of Defense New Drug Candidate to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections.

Immuron’s clinical development collaboration with the US Department of Defence (DoD) resulted in the US Naval Medical Research Command (NMRC) filing an investigational new drug application with the U.S. Food and Drug administration (FDA). In July 2022, Immuron announced that the NMRC has received feedback from the FDA following a review of the Investigational New Drug (IND) application for a new oral therapeutic targeting Campylobacter and ETEC. The Agency has specified that the IND does not contain sufficient information required under 21 CFR 312.23 to assess the risk to subjects in the proposed clinical studies. The IND was placed on Clinical Hold until the FDA have received and reviewed a response from the NMRC justifying dosing, safety monitoring and a risk mitigation plan. In May 2023, Immuron announced that the U.S. Food and Drug administration (FDA) had lifted the Clinical Hold in relation to the clinical development pathway of a new investigational drug which the company is developing to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections.

The company had previously initiated a second vaccination campaign in March 2022 and utilized the bispecific vaccine developed by the NMRC which is made up of the capsule of C. jejuni chemically conjugated to the CFA/I pilin of ETEC. The second vaccination campaign was successfully completed in May 2022 and each animal in the second herd received three doses of the vaccine. The hyper-immune colostrum was harvested in July 2022 and samples were shipped to the NMRC for immunological evaluation. The NMRC confirmed that the conjugated vaccine produced a robust immunological response and reported that the new Hyper-immune therapeutic contains high levels of antibodies which specifically target Campylobacter jejuni capsule and Enterotoxigenic Escherichia coli (ETEC) colonization factor antigen 1 (CFA/1). These are key antigenic targets predicted to be protective against diarrhea induced by both pathogens.

The manufacturing campaign for the drug substance was completed in August 2022 and the company plans to complete the manufacture of active drug product in the second half of 2023. Once completed the investigational medical products will be transferred to the Johns Hopkins Bloomberg School of Public Health (JHBSPH) in the USA the clinical trial site which plans to conduct two Controlled Human Infection Model clinical studies. The ability of the new hyperimmune product to protect volunteers from moderate to severe campylobacteriosis and ETEC disease will be assessed during two inpatient clinical trials the first of which is planned to commence in the second half of 2023.

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

Immuron Awarded $6.2 Million to Clinically Evaluate a Military Strength Dosing Regimen for Travelan

Immuron is pursuing a regulatory pathway to license Travelan® (IMM-124E) with the Food and Drug Administration (FDA) via a Biologics License Application (BLA). The proposed indication is to reduce the risk of contracting travelers’ diarrhea caused by bacterial pathogens. The Company announced in January 2022 that it was awarded AU$4.8M (US$3.43M) by the Medical Technology Enterprise Consortium (MTEC) for the development of a Travelan® dosing regimen acceptable for use by the US military. The US Naval Medical Research Command (NMRC), Silver Spring, MD, USA was also awarded over AU$1.4M (USD $1M) in a separate grant to provide immunological support for the Immuron clinical program. In April 2022 the company also announced a new MTEC request for funding seeking an additional US$4M to fund the CMC Assay Development and Validation, Nonclinical Safety Studies and Stability Studies required to support the BLA. The focus of this new project proposal is to develop a self-administered non-vaccine oral immunotherapy to prevent endemic diarrheal disease by targeting multiple bacterial pathogens. The oral immunotherapy should mitigate symptoms, shorten the duration of illness, and/or reduce the risk of contracting bacterial diarrheal illnesses. The proposed immunotherapy product will target enterotoxigenic Escherichia coli (ETEC), and at least one other common bacterial diarrheal pathogen e.g., Campylobacter spp or Shigella spp. Immuron was formally notified that no government funding is immediately available, however, this application has been deemed ‘eligible for funding’ and will be eligible for award for a period of up to two years.

The major focus over this reporting period has been to establish and execute agreements to commence the MTEC award and perform a dose optimization controlled human infection model (CHIM) study with IMM-124E. Five Contract Research Organizations have been approached to conduct the CHIM study, quality, experience, timelines and budgets are the major factors under consideration. A SWOT and Risk analysis and due diligence of each site has been completed. The company executed a Master Service Agreement in October 2022 with the CRO, Pharmaron CPC, Inc., based in Baltimore, USA. A Service Proposal has been executed with our Contract Manufacturing Organization and the manufacture of the investigational medical products (IMM-124E and placebo caplets) for the clinical study has been completed. The company finalized the Investigational brochure and clinical study protocol. The company filed the investigational new drug application with the FDA in December 2022 and received approval from the FDA in December 2022.

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

In January 2022 the company announced the funding of a new research agreement with the U.S Department of Defense. The focus of this new agreement, entitled “Biologics License Application (BLA) of a therapeutic Bovine Immunoglobulin supplement targeting Travelers’ Diarrhea caused by Enterotoxigenic Escherichia Coli (ETEC)”, is aimed at testing and confirming the efficacy of a single larger dose regimen of Travelan® in a controlled human infection model (CHIM) clinical study using the enterotoxigenic Escherichia coli (ETEC) strain H10407. This single larger dosing regime is potentially more amenable for use in military populations. Up to 60 volunteers will be enrolled in the clinical study and will be randomly assigned to receive either a once-daily dose of 1200 mg of Travelan® or placebo. This study will occur across two cohorts (n=15 Travelan® subjects and n=15 placebo subjects per cohort), as the inpatient unit can accommodate up to 30 study participants at a time. A project kickoff meeting for this award was held on the 25 of January 2022 with the U.S Government sponsors and representatives of the company, the Naval Medical Research Command, Navy Advanced Medical Development and the Medical Technology Enterprise Consortium.

The award followed several pivotal meetings with our US Department of Defense (US DoD) associates to review the proposed company sponsored phase III clinical trial strategy, address key questions identified by the FDA clinical reviewers and to identify potential endemic countries and clinical sites of interest to the US DoD. During these meetings the company was invited to present its strategic plan for the Biologics License Application (BLA), to the Military Infectious Diseases Research Program (MIDRP). MIDRP manages research and development programs for the US DoD and its mission is to protect the U.S. military against naturally occurring infectious diseases via the development of U.S. Food and Drug Administration (FDA) approved vaccines, drugs, and diagnostic assays. The meeting also focused on funding opportunities available to support the BLA and the associated approval process, as well as to provide some additional insights on the processes the company would need to navigate to advance Travelan® with FDA licensure and DoD acquisition.

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

Uniformed Services University Phase II P3TD Field Trial targeting travelers’ diarrhea

In April 2023, the company provided shareholders and the market with a progress update on the planned clinical field trial to evaluate the efficacy of Travelan® sponsored by the Uniformed Services University (USU) in Travelers’ Diarrhea (TD). USU’s Infectious Diseases Clinical Research Program (IDCRP), the UK Ministry of Defense and the New York City Travel Clinic are jointly planning to conduct the randomized clinical trial to evaluate the efficacy of a commercially available nutraceutical product for TD and inform strategies for Defense Force Health Protection. The P2TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region (ClinicalTrials.gov Identifier: NCT04605783). All study participants (868 in total) will be randomized to Travelan® or placebo (434 per arm).

The clinical protocol was amended in February 2023 removing the probiotic (Florastor®) from the active study arms. USU estimates a primary completion date of July 20, 2023, and study completion date of December 31, 2023.

In September 2023, the company provided shareholders and the market with a progress update on the clinical field trial to evaluate the efficacy of Travelan® sponsored by the Uniformed Services University (USU) in Travelers’ Diarrhea (TD). USU revised estimates for completion of enrollment to 31 March 2024 and anticipated completion of in-patient phase to 30 June 2024.

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

IMM-529 to Treat Recurrent C. difficile Infections (CDI)

The company is pursuing the clinical development of IMM-529 for FDA approval as drug to prevent recurrent Clostridioides difficile Infection (CDI). The phase I/II, randomized, double blind, placebo-controlled clinical study of IMM-529 for the treatment of CDI is planned to be performed in 60 patients with recurrent CDI and may involve up to 12 clinical study sites in the USA and 4 clinical sites in Australia.

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

The company has completed the assessment of the acceptability of the orphan drug designation (ODD) application for IMM-529. Based on the literature related to Clostridioides difficile, treatment of recurring infection, and the information available on the Center for Disease Control (CDC) and prevention site, our regulatory consultants have concluded that it would be challenging to secure an ODD designation for IMM-529 based on the available data.

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

The COVID-19 pandemic significantly disrupted international travel throughout the world and impacted every Travelan® market. The company is pleased to report a continued uplift of sales currently being observed in Australia and the USA as international travel increases following removal of restrictions nationally and internationally. North America, Travelan® sales were up by 14%, reaching AU $644K in FY23, compared to AU $564K in FY22. Global sales of Travelan® and Protectyn® increased by 136% in the 2023 fiscal year to AU $1.805M, compared to AU $0.765M in FY22. This growth was attributable to increasing sales in both the Australian pharmacy channel and USA Passport Health Travel Clinics. While not at pre-pandemic peak, the sales numbers in the US are starting to considerably pick up again. In Australia, Travelan® and Protectyn® sales increased to AU $1.161M in FY23 representing a significant increase over FY22 (AU $0.2M). With international travel continuing to increase we anticipate continued strong growth in sales.

OUR INVESTMENTS

On November 16, 2022 Immuron announced completion of settlement of strategic investment in Ateria Health Limited (Ateria); investment of approximately £1.48m (A$2.65m) to acquire an initial 17.5% with an option for a further investment to acquire 735,000 Ateria shares expiring on 31 July 2023 which Immuron subsequently elected not to exercise. Ateria is a UK based company that developed and recently launched a ground-breaking product, JuviaTM for the treatment of irritable bowel syndrome (IBS).

Immuron and Ateria intend to enter into reciprocal distribution agreements for Travelan® in the UK market and JuviaTM in Australian and North American markets.

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

During the year ended June 30, 2023, we continued to expand our patent portfolio in various global jurisdictions. Grant of European Patent 2986316, entitled “Methods and Compositions for the treatment and/or prophylaxis of Clostridium difficile associated disease,” was published in the European Patent Bulletin on January 25, 2023. The European registration adds to Immuron’s patent position for compositions and methods for the treatment and/or prophylaxis of Clostridioides difficile associated disease in Australia, New Zealand and the United States.

A summary of our principal patent families is set out in the table below:

Number	Country	Status	Expiry
Composition and Method for the Treatment and Prevention of Enteric Bacterial Infections
2004216920	Australia	Granted	March 4, 2024
2,517,911	Canada	Granted	March 4, 2024
230,664 B	India	Granted	March 4, 2024
542088	New Zealand	Granted	March 4, 2024
9,402,902	USA	Granted	March 4, 2024
8,637,025	USA	Granted	February 25, 2028
3159357	Austria	Granted	March 4, 2024
3159357	Denmark	Granted	March 4, 2024
3159357	Finland	Granted	March 4, 2024
3159357	France	Granted	March 4, 2024
3159357	Germany	Granted	March 4, 2024
3159357	Greece	Granted	March 4, 2024
3159357	Spain	Granted	March 4, 2024
3159357	Sweden	Granted	March 4, 2024
3159357	United Kingdom	Granted	March 4, 2024

Methods and Compositions for the Treatment and/or Prophylaxis of Clostridium Difficile Associated Disease
2014253685	Australia	Granted	April 17, 2034
2,909,636	Canada	Pending	April 17, 2034
14784945.9	Europe	Pending	April 17, 2034
10,144,775	USA	Granted	April 17, 2034
20210506081.2	China	Pending	April 17, 2034
713233	New Zealand	Granted	April 17, 2034
2986316	Belgium	Granted	April 17, 2034
2986316	France	Granted	April 17, 2034
2986316	Germany	Granted	April 17, 2034
2986316	Italy	Granted	April 17, 2034
2986316	Netherlands	Granted	April 17, 2034
2986316	Spain	Granted	April 17, 2034
2986316	Switzerland	Granted	April 17, 2034
2986316	United Kingdom	Granted	April 17, 2034

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

Australian Disclosure Requirements

Dividends

No dividends were declared or paid to members for the year ended June 30, 2023. The directors do not recommend that a dividend be paid in respect of the financial year.

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

We believe that our lead drug candidates, currently in clinical development have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridioides difficile infections.

Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this annual report.

Comparison of the fiscal years ended June 30, 2023 and 2022

Revenue and Other income

	For the fiscal year ended
	June 30,		Increase/
	2023	2022	(Decrease)
	A$	A$	A$
Revenue:
Revenue from contracts with customers	1,804,705	765,193	1,039,512

Other Income:
Australian R&D tax incentive refund	392,877	257,500	135,377
MTEC R&D grant	2,158,936	369,045	1,789,891
HJF R&D grant	-	306,595	(306,595)
EMDG grant	28,000	-	28,000
Other income	11,685	24,585	(12,900)
Total Other Income	2,591,498	957,725	1,633,773

Revenues received from the sale of goods increased by A$1,039,512, or 136%, from fiscal 2022 to fiscal 2023, primarily due to the sales recovery in the Australian and U.S. markets for Travelan® and Protectyn® products as international travel continues to increase. We anticipate that revenues from sales of our Travelan® product will continue to increase in the future.

For the fiscal 2023, the group has included an item in other income of $398,391 offset by an over estimation from the prior period of $5,514 (2022: $257,500) to recognize income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. As a result, our Australian R&D tax incentive refund recognized for fiscal 2023 has increased as compared to for fiscal 2022. The overall increase is attributed to a change in R&D expenditure relating to eligible research and development.

The group’s other grant income consists of grants received by the group with relation to R&D grants. Grants are recognized as other income when the group is reasonably assured that it will comply with the conditions attaching to it and the grant will be received.

For the year ended 30 June 2023, the group has recognized nil (2022: $306,595) R&D grant from the Henry M Jackson Foundation (“HJF”) and $2,158,936 (2022: $369,045) R&D grant from Medical Technology Enterprise Consortium (“MTEC”) to recognize income over the year necessary to match the R&D grants on a systematic basis with the costs that they are intended to compensate.

The group has recognized $28,000 in Export Market Development Grants Scheme (“EMDG”) grant for fiscal 2023 (2022: $nil).

Other (residual) income, which is income from inventory disposal and freight income, decreased by A$12,900 in fiscal 2023.

Cost of Goods Sold and Gross Profit

	For the fiscal year ended
	June 30,		Increase/
	2023	2022	(Decrease)
	A$	A$	A$
Revenue from contracts with customers	1,804,705	765,193	1,039,512
Cost of Goods Sold	(495,558)	(241,691)	(253,867)
Gross Profit	1,309,147	523,502	785,645

The Company’s gross profit margin increased to 73% in fiscal 2023 from 68% in fiscal 2022. The change in gross profit margin resulted from a higher selling price during the fiscal year 2023.

Expenses

	For the fiscal year ended
	June 30,		Increase/
	2023	2022	(Decrease)
	A$	A$	A$
Expenses:
General and administrative expenses	4,220,905	3,524,388	696,517
Research and development expenses	2,592,145	657,715	1,934,430
Selling and marketing expenses	927,423	416,537	510,886
Total expenses	7,740,473	4,598,640	3,141,833

General and administrative expenses. General and administrative expenses increased by A$696,517 from fiscal 2022 to fiscal 2023. In which, share-based payment expenses increased by A$132,063 from fiscal 2022 to fiscal 2023. Total share-based payments made to employees, consultants and directors of the Company is A$226,954 in fiscal 2023 compared to A$94,891 in fiscal 2022. The remaining increase of A$564,454 in general and administrative expenses is mainly attributed to more costs incurred for payroll and higher consumer price index.

Research and development expenses. Research and development expenses increased by A$1,934,430 from fiscal 2022 to fiscal 2023. The increase in the research and development expenditure reflects restarting development activities following a short-term delay during the Covid-19 pandemic.

Selling and marketing expenses. Selling and marketing expenses increased by A$510,886 from fiscal 2022 to fiscal 2023 as discounts and various marketing activities are required to boost sales after the prolonged Covid-19 pandemic lockdowns and travel restrictions have been lifted.

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit increased by A$932,253, or 33%, from A$2,854,254 in fiscal 2022 to A$3,786,507 in fiscal 2023.

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

Comparison of the fiscal years ended June 30, 2022 and 2021

Revenue and Other income

	For the fiscal year ended
	June 30,		Increase/
	2022	2021	(Decrease)
	A$	A$	A$
Revenue:
Revenue from contracts with customers	765,193	145,776	619,417

Other Income:
Australian R&D tax incentive refund	257,500	356,209	(98,709)
COVID-19 government assistance	-	161,600	(161,600)
MTEC R&D grant	369,045	-	369,045
HJF R&D grant	306,595	74,821	231,774
Other income	24,585	24,480	105
Total Other Income	957,725	617,110	340,615

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

Foreign currency fluctuations

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

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of affairs during the year ended June 30, 2023 except as noted in the “Business Overview” section included in item 4.B.

Likely Developments and Expected Results of Operations

The group aims to create value for shareholders through a two-pronged approach. In the short- and medium-term, Immuron Limited sells and licenses Travelan® and Protectyn®, over-the-counter products. Beyond this, the group is researching and clinically developing products, principally for the treatment of moderate to severe campylobacteriosis, travelers’ diarrhea and Clostridium difficile infections.

More information on these developments is noted in the “Business Overview” section included in item 4.B.

Environmental Regulations

The group is not affected by any significant environmental regulation in respect of its operations.

B. Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1994 and as of June 30, 2023 we had accumulated losses of A$72,055,396.

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

As of June 30, 2023, we had cash of A$17,159,764 as compared to cash of A$22,110,278 as of June 30, 2022. The company is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the company is able to progress its research and development programs for at least the next 12 months. The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern. The company is a going concern and is of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in our Consolidated Statement of Financial Position as of June 30, 2023.

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

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the year ended June 30,
	2023	2022	2021
	A$	A$	A$
Net cash used in operating activities	(2,595,195)	(3,147,793)	(4,078,747)
Net cash (used in)/from investing activities	(2,621,279)	11,737	2,574
Net cash (used in)/from financing activities	(44,667)	(42,447)	26,480,182

Operating activities. Net cash used in operating activities decreased by A$552,598 from A$3,147,328 in fiscal year 2022 to A$2,595,195 in fiscal year 2023. During the twelve months ended June 30, 2021 and 2022, net cash used in operating activities decreased by A$930,954 from A$4,078,747 to A$3,147,793, respectively. The use of net cash in all periods resulted from our ordinary business operations. Net cash used in operating activities decreased by approximately 17% in fiscal year 2023 due to higher receipts from customers and more government grants and other grants received which resulted in decrease in net operational cash outflow.

Investing activities. During the twelve months ended June 30, 2023, net cash used in investing activities mainly included payments for acquisition of associate of A$2,729,863. Net cash used in investing activities during the twelve months ended June 30, 2022 and 2021 were relatively minimal and solely related to interest received and pertained to purchases of office and computer equipment.

Financing activities. During the twelve months ended June 30, 2023, net cash outflow in relation to financing activities was A$44,667, which comprised of principal elements of lease payments and interest paid.

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

Contractual Obligations

The group had no contractual obligations other than those disclosed in Note 9(d) Leases. The group had no contingent liabilities at 30 June 2023 (2022: nil).

Off balance sheet arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related to changes in interest rates and exchange rates. As of June 30, 2023, we had cash and cash equivalents of A$17,159,764, primarily held in bank accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. We are exposed to interest rate risks relating to our cash and borrowings. Interest rate risk is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates.

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

C. Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States, Europe and other countries to enable us to investigate a variety of therapeutic indications including Campylobacter, ETEC, Shigella and Clostridioides Infections. These collaborative arrangements ensure that we work with well-respected key opinion leaders and laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs. We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

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

Research and development expenses amounted to A$1,367,054, A$657,715 and A$2,592,145 during the years ended June 30, 2021, 2022 and 2023, respectively. Costs associated with patent applications and defense of patent applications are classified as research and development expenses and amounted to approximately A$61,000, A$97,000 and A$80,000, during the years ended June 30, 2021, 2022 and 2023, respectively.

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

E. Critical Accounting Estimates

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

See Note 2 to our financial statements for the fiscal year ended June 30, 2023 for a discussion of critical accounting judgements, estimates and assumptions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Immuron Limited Board of Directors (“the Board”) presents the 2022/2023 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements. The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2023. The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

A. Directors and Senior Management

As of September 28, 2023, our directors and executive officers are as follows:

Name	Age	Position
Mr. Paul Brennan	62	Non-Executive Chairman (transitioned from Non-Executive Director, effective July 1, 2023)
Dr. Roger Aston	67	Non-Executive Director (transitioned from Non-Executive Chairman, effective July 1, 2023)
Mr. Daniel Pollock	62	Non-Executive Director
Mr. Stephen Anastasiou	66	Non-Executive Director
Prof. Ravi Savarirayan	56	Non-Executive Director
Mr. Steven Lydeamore	55	Chief Executive Officer
Dr. Jerry Kanellos, Ph.D.	61	Chief Operating Officer
Mr. Flavio Palumbo	49	Chief Commercial Officer
Mr. Phillip Hains	64	Chief Financial Officer and Company Secretary

There are no family relationships among our directors and senior executives.

Dr. Roger Aston has been a member of our board of directors and the board’s Independent Non-Executive Chairman since March 2012. He has recently transitioned to his role as an Independent Non-Executive Director, effective from 1 July 2023. He also had special responsibilities as a member of the audit and risk committee and chair of the remuneration committee until 30 June 2023. Dr. Aston holds a BSc (Hons) and PhD. He has more than 20 years’ experience in the pharmaceutical and biotechnology industries. Dr Aston was previously the chief executive officer and a director of Mayne Pharma Group Limited (ASX: MYX). Prior to his position at Mayne Pharma, some of his previous positions have included chief executive officer of Peptech Limited (ASX: PTD), director of Cambridge Antibody Technology Limited (LSE: CAT and NASDAQ: CATG) and chairman of Bio Focus Plc (formerly: Cambridge Drug Discovery Limited). Dr Aston was also founder and chief executive officer of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. Dr Aston was also a director of pSivida Ltd. During the past 20 years of his career, Dr Aston has been closely involved in the development of many successful pharmaceutical and biotechnology companies. He has extensive experience including negotiating global license agreements, overseeing product registration activities with the FDA, the establishment and implementation of guidelines and operating procedures for manufacturing and clinical trials, overseeing manufacturing of human and veterinary products, private and public fund-raising activities and the introduction of corporate governance procedures. Dr. Aston’s other current directorships are with Pharmaust Limited (ASX: PAA) since August 2013. Former public company directorship held by Mr. Aston in the last three years: Oncosil Limited (ASX: OSL), until 19 October 2021.

Mr. Paul Brennan has been a member of our board of directors and our Independent Non-Executive Director since March 2022. He has recently transitioned to his new role as the board’s Independent Non-Executive Chairman, effective from 1 July 2023. He also has special responsibilities as a member of the audit and risk committee and chair of the remuneration committee, effective from 1 July 2023. Mr Brennan holds an MBA from Swinburne University, a Bachelor of Science from the University of New England in NSW, Certificate in Midwifery Central Coast Areas Health Service NSW and General Nursing certificate from St Vincent’s Hospital Darlinghurst NSW. He has extensive experience in the health system through his clinical background and commercial exposure with various multinational companies. Mr Brennan was Chief Executive Officer (CEO) of PolyNovo Limited (ASX: PNV) for 7 years from 2015 to 2021 and took the company from a market capitalisation of $30M to a high of $2B. Prior to this he was Marketing Director Australia and New Zealand and Sales Director New Zealand for Smith & Nephew Healthcare for 6 years. Mr. Brennan has coordinated the marketing, global strategy development, new product development and regulatory processes for the Asia-Pacific region for industry-leading organisations in relation to medical products and devices. He has an intimate knowledge of the manufacturing and production processes. Former public company directorship held by Mr. Brennan in the last three years: Polynovo Limited (ASX: PNV), until 5 November 2021.

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

Mr. Stephen Anastasiou has been a member of our board of directors and our Independent Non-Executive Director since May 2013. Mr. Anastasiou holds a Bachelor of Science (Hons), Graduate Diploma in Marketing and Master of Business Administration. He has over 20 years of experience in general management, marketing and strategic planning within the healthcare industry. His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and over-the-counter products, with companies including the international pharmaceutical company Bristol-Myers Squibb (NYSE: BMY). Mr. Anastasiou is also a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors, that have actively participated in Corporate transaction with both local and International Companies.

Professor Ravi Savarirayan has been a member of our board of directors and our Independent Non-Executive Director since April 2017. Prof. Savarirayan holds a Doctor of Medicine from the University of Melbourne, a Bachelor of Medicine and Bachelor of Surgery from the University of Adelaide, is a Fellow of the Royal Australasian College of Physicians (FRACP) and is a member of the American Academy of Physician Assistants (ARCPA, Hons). He has been a consultant clinical geneticist at the Victorian Clinical Genetics Services since August 1999, as well as professor and research group leader of Molecular therapies at the Murdoch Children’s Research Institute since September 2000. Prof. Savarirayan has served as a founding member of the Skeletal Dysplasia Management Consortium since January 2011 and has acted as the chair of the specialist advisory committee in clinical genetics at the Royal Australasian College of Physicians since February 2009. He was president of the International Skeletal Dysplasia Society from July 2009 to June 2011 and has been an invited member of several international working committees on constitutional diseases of bone. Prof. Savarirayan’s primary research focus is on inherited disorders of the skeleton causing short stature, arthritis and osteoporosis. He has published over 210 peer-reviewed articles, collaborating with peers from over 30 countries. He has been on the editorial board of Human Mutation since January 2009, European Journal of Human Genetics since July 2007, American Journal of Medical Genetics since December 2011 and the Journal of Medical Genetics since June 2005. He is an NHMRC Leadership fellow.

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

Mr. Flavio Palumbo has been our Chief Commercial Officer since November 2022. Mr. Palumbo is a successful commercial leader with over 20 years extensive global management and business development experience. Flavio has extensive consumer healthcare experience holding leadership roles for GlaxoSmithKline (GSK) locally (Australia & NZ), regionally (South-East Asia) and globally where he has been responsible for developing strategic plans and achieving hyper growth targets. Mr. Palumbo’s experience extends to sales and marketing leadership roles for Procter & Gamble (P&G) in the UK, Europe and Australia and Deloitte in Australia. MBA qualified from the University of Adelaide, with a proven record of accomplishment in commercial strategy, sales, marketing, brand and product management, communication, finance, digital technology and product innovation.

Chief Financial Officer and Company secretary

Mr. Phillip Hains was appointed as the secretary and Chief Financial Officer of the Company in April 2013. Mr. Hains is a Chartered Accountant operating a specialist public practice, The CFO Solution, now part of Acclime Australia. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr Hains has served the needs of a number of company boards and their related committees. He has over 30 years of experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT University and a Public Practice Certificate from the Chartered Accountants Australia and New Zealand.

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

In the year ended June 30, 2023, our Non-Executive directors received an aggregate of A$438,350, including superannuation. The manner in which the aggregate remuneration is apportioned among non-executive directors is reviewed periodically. The Board is responsible for reviewing its own performance. Both Board and Board committee performance is monitored on an informal basis throughout the year with a formal review conducted during the financial year. No retirement benefits are payable other than statutory superannuation, if applicable.

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

Remuneration paid in Fiscal 2023 and 2022

The following table sets forth all compensation we paid for the year ended June 30, 2023 with respect to each of our executive officers and directors during the 2023 fiscal year:

2023	Short-term benefits			Post- employment benefits	Long- term benefits	Share-based payments
	Cash salary and fees	Cash bonus[1]	Annual leave	Super- annuation	Long service leave	Shares	Options[2]	Perfor- mance rights[3]	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Dr. Roger Aston	105,000		—	11,025	—	—	—	—	116,025
Mr. Paul Brennan	70,000		—	7,350	—	—	54,824	—	132,174
Mr. Daniel Pollock	95,000		—	9,975	—	—	—	—	104,975
Mr. Stephen Anastasiou	70,000		—	—	—	—	—	—	70,000
Prof. Ravi Savarirayan	70,000		—	—	—	—	—	—	70,000
Other KMP								—
Mr. Steven Lydeamore	415,000		3,869	43,575	1,324	—	37,672	83,000	584,440
Dr. Jerry Kanellos	260,000		(4,099)	25,292	6,640	—	12,257	13,000	313,090
Mr. Flavio Palumbo[4]	144,667	52,080	5,513	15,190	146	—	—	—	217,596
Total KMP compensation	1,229,667	52,080	5,283	112,407	8,110	—	104,753	96,000	1,608,300

Notes

1.	Cash bonus includes estimate of the bonus for the current year and any adjustments to the bonus for prior years.

2.	500,000, 1,000,000 and 1,430,000 options were granted under OIP to Dr. Jerry Kanellos on 26 October 2021, Mr. Paul Brennan on 16 March 2022 and Mr. Steven Lydeamore on 27 June 2022, respectively. The options are valued using the Black-Scholes option pricing model at the fair value over the 3-year vesting period and share-based payment expenses in the current reporting period has been recognized accordingly

3.

It was agreed that performance bonus for Mr. Steven Lydeamore and Dr. Jerry Kanellos for the year ended 30 June 2023 would be paid in performance rights rather than cash. Performance rights to be issued to employees are long-term incentives under the Omnibus Incentive Plan (OIP). However, the performance rights for the current financial year have not been issued as at 30 June 2023.

Subsequent to year end, 1,147,083 and 179,664 performance rights have been issued to Mr. Steven Lydeamore and Dr. Jerry Kanellos, as part of their fiscal year 2023 performance bonus of $83,000 and $13,000, respectively. The number of performance rights is calculated based on the 5 Day rolling VWAP on 30 June 2023. These performance rights have nil exercise price, exercisable on issue and expiring on 12 July 2027.

4.	Mr. Flavio Palumbo, Chief Commercial Officer (appointed on 1 November 2022).

The following table sets forth all compensation we paid for the year ended June 30, 2022 with respect to each of our executive officers and directors during the 2022 fiscal year:

2022	Short-term benefits		Post- employment benefits	Long- term benefits	Share-based payments
	Cash salary and fees	Annual leave	Super- annuation	Long service leave	Shares[1]	Options[2]	Total
	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Dr. Roger Aston	96,250	—	9,625	—	—	—	105,875
Mr. Paul Brennan[3]	20,417	—	2,042	—	—	—	22,459
Mr. Daniel Pollock[4]	86,250	—	8,625	—	—	—	94,875
Mr. Stephen Anastasiou	65,000	—	—	—	—	—	65,000
Prof. Ravi Savarirayan	65,001	—	—	—	—	—	65,001
Executive director
Mr. Peter Anastasiou[5]	12,500	—		—	—	—	12,500
Other KMP
Mr. Steven Lydeamore[6]	6,288	541	629	4	—	25,322	32,784
Dr. Jerry Kanellos[7]	260,000	24,426	23,568	15,164	39,960	29,608	392,726
Total KMP compensation	611,706	24,967	44,489	15,168	39,960	54,930	791,220

Notes

1.	333,000 shares were granted under OIP to Dr. Jerry Kanellos on 26 October 2021 and valued at a market price of A$0.12 per share.

2.	500,000 and 1,430,000 options were granted under OIP to Dr. Jerry Kanellos on 26 October 2021 and Mr. Steven Lydeamore on 27 June 2022, respectively. The options are valued using the Black-Scholes option pricing model at the fair value over the 3-year vesting period and share-based payment expenses in the current reporting period has been recognized accordingly.

3.	Mr. Paul Brennan appointed on 16 March 2022.

4.	In addition, during the fiscal year 2022 the group engaged Mr Daniel Pollock for legal services which amounted to $20,000.

5.	Mr. Peter Anastasiou resigned on 24 September 2021.

6.	Mr. Steven Lydeamore, Chief Executive Officer (appointed on 27 June 2022).

7.	Dr. Jerry Kanellos, Chief Operating Officer (resigned as Chief Executive Officer on 27 June 2022).

Australian Disclosure Requirements

Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense above:

Name	Fixed remuneration		At risk - STI		At risk - LTI
	2023%	2022%	2023%	2022%	2023%	2022%
Non-executive director
Dr. Roger Aston	100	100	—	—	—	—
Mr. Paul Brennan	59	100	—	—	41	—
Mr. Daniel Pollock	100	100	—	—	—	—
Mr. Stephen Anastasiou	100	100	—	—	—	—
Prof. Ravi Savarirayan	100	100	—	—	—	—
Executive director
Mr. Peter Anastasiou[1]	—	100	—	—	—	—
Other KMP
Mr. Steven Lydeamore	79	23	—	—	21	77
Dr. Jerry Kanellos	90	79	—	10	10	11
Mr. Flavio Palumbo[2]	76	—	24	—	—	—

1.	Mr. Peter Anastasiou resigned on 24 September 2021.

2.	Mr. Flavio Palumbo, Chief Commercial Officer (appointed on 1 November 2022).

Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting year are as follows:

Grant date	Vesting and exercise date	Expiry date	Exercise price ($)	Value per option at grant date ($)	Vested (%)

2020-10-29	2020-11-13	2024-04-14	0.12	0.2189	100%
2021-10-26	2021-10-26	2025-10-25	0.25	0.0886	100%
2021-10-26	2022-10-26	2025-10-25	0.25	0.0886	100%
2021-10-26	2023-10-26	2025-10-25	0.25	0.0886	—
2022-03-16	2023-03-16	2027-11-21	0.25	0.0793	100%
2022-03-16	2024-03-16	2027-11-21	0.25	0.0793	—
2022-03-16	2025-03-16	2027-11-21	0.25	0.0793	—
2022-06-27	2022-06-27	2026-06-27	0.12	0.0530	100%
2022-06-27	2023-06-27	2026-06-27	0.12	0.0530	100%
2022-06-27	2024-06-27	2026-06-27	0.12	0.0530	—

Reconciliation of options and ordinary shares held by KMP

Share holdings

2023	Balance at the start of the year[1]	Granted as remuneration	Received on exercise of options	Other changes[2]	Balance at the end of the year[3]
Ordinary shares
Dr. Roger Aston	1,520,376	—	—	—	1,520,376
Mr. Paul Brennan[4]	—	—	—	—	—
Mr. Daniel Pollock	768,030	—	—	50,000	818,030
Mr. Stephen Anastasiou	4,882,388	—	—	—	4,882,388
Prof. Ravi Savarirayan	877,840	—	—	—	877,840
Mr. Steven Lydeamore[5]	—	—	—	—	—
Dr. Jerry Kanellos[6]	333,000	—	—	—	333,000
Mr. Flavio Palumbo[7]	—	—	—	—	—
	8,381,634	—	—	50,000	8,431,634

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the year, the balance is as at the date they became KMP.

2.	Other changes incorporate changes resulting from the acquisition or disposal of shares.

3.	For former KMP, the balance is as at the date they cease being KMP.

4.	Mr. Paul Brennan appointed on 16 March 2022.

5.	Mr. Steven Lydeamore, Chief Executive Officer (appointed on 27 June 2022).

6.	Dr. Jerry Kanellos, Chief Operating Officer (resigned as Chief Executive Officer on 27 June 2022).

7.	Mr. Flavio Palumbo, Chief Commercial Officer (appointed on 1 November 2022).

Option holdings

2023	Balance at start of the year[1]	Granted as remuneration[2]	Exercised	Other changes[3]	Balance at end of the year[4]	Vested and exercisable
Options
Dr. Roger Aston	1,800,000	—	—	—	1,800,000	1,800,000
Mr. Paul Brennan[5]	—	—	—	—	—	—
Mr. Daniel Pollock	1,800,000	—	—	—	1,800,000	1,800,000
Mr. Stephen Anastasiou	1,800,000	—	—	—	1,800,000	1,800,000
Prof. Ravi Savarirayan	900,000	—	—	—	900,000	900,000
Mr. Steven Lydeamore[6]	—	1,430,000	—	—	1,430,000	943,800
Dr. Jerry Kanellos[7]	500,000	—	—	—	500,000	330,000
Mr. Flavio Palumbo[8]	—	—	—	—	—	—
	6,800,000	1,430,000	—	—	8,230,000	7,573,800

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2.	No performance conditions were attached to the options granted and these vested on issue. This is in line with the aim of the ESOP plan to provide long-term incentives to remain with the company and long-term incentives to participate in, and benefit from the growth of the company. Vested options have a condition of continued service with the company.

3.	Other changes incorporate changes resulting from the expiration/forfeiture of options.

4.	For former KMP, the balance is as at the date they cease being KMP.

5.	Mr. Paul Brennan appointed on 16 March 2022. There are 1,000,000 options granted to Mr. Brennan upon his appointment, subject to shareholders’ approval after the reporting period.

6.	Mr. Steven Lydeamore, Chief Executive Officer (appointed on 27 June 2022). There are 1,430,000 options granted to Mr. Lydeamore on 27 June 2022 and subsequently issued on 1 July 2022.

7.	Dr. Jerry Kanellos, Chief Operating Officer (resigned as Chief Executive Officer on 27 June 2022).

8.	Mr. Flavio Palumbo, Chief Commercial Officer (appointed on 1 November 2022).

Performance rights

It was agreed that performance bonus for Mr. Steven Lydeamore and Dr. Jerry Kanellos for the year ended 30 June 2023 would be paid in performance rights rather than cash. Performance rights to be issued to employees are long-term incentives under OIP. However, the performance rights for the current financial year have not been issued as at 30 June 2023.

Other transactions with key management personnel

Mr. Stephen Anastasiou is a director and a majority shareholder of Wattle Laboratories Pty Ltd. Immuron Limited has rented an office suite from Wattle Laboratories Pty Ltd since 1 January 2016 under a three-year agreement, renewed for another three years on 1 January 2019 and an additional three years on 1 January 2022. The rental agreement is based on normal commercial terms and conditions.

Mr. Stephen Anastasiou is a director and a majority shareholder of Grandlodge Capital Pty Ltd (Grandlodge). New annual agreements commenced on 1 July 2021 and 2022. Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron’s products for $77,000 and $55,000 per annum, respectively. The terms of the agreement were to have fees payable in cash. In fiscal 2022, an additional A$35,000 was recognized and paid in shares to Grandlodge as per the shareholders’ approval at the AGM held on December 15, 2021.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2023 $	2022 $
Amounts recognised as expense
Rental of an office suite from Wattle Laboratories Pty Ltd	44,667	42,364
Services rendered by Grandlodge Capital Pty Ltd	55,000	112,000
	99,667	154,364

Voting of shareholders at last year’s annual general meeting

Immuron Limited received more than 75 percent of favorable votes on its remuneration report for the 2022 financial year. The company did not receive any specific feedback at the 2022 annual general meeting or throughout the year on its remuneration practices.

Employment Agreements with Executive Officers

We have contracts with all of our senior management and employees, and letters of appointment for each of our directors.

Steven Lydeamore

On June 27, 2022, we entered into an Executive Service Agreement with Mr. Steven Lydeamore (the “Lydeamore Agreement”), pursuant to which Mr. Lydeamore is serving as our Chief Executive Officer (“CEO”). Pursuant to the Lydeamore Agreement, we will pay Mr. Lydeamore A$415,000 per annum. In addition to the base salary, contributions will be made to the superannuation fund in accordance with the minimum amount prescribed by relevant superannuation legislation which shall not be limited by any maximum superannuation contribution base. Mr. Lydeamore may be eligible to participate in bonus plans, share plans or other incentive plans approved by the Board. There are 1,430,000 options granted to Mr. Lydeamore with a nil purchase price, and an exercise price of 145% of the 5 Day rolling VWAP on the day he starts June 27, 2022 (with a cashless exercise provision), and an expiry date four years after grant date all in accordance with the Immuron Omnibus Incentive Plan (“OIP”). The mentioned options have been subsequently issued on July 1, 2022.

Jerry Kanellos

On July 23, 2015, we entered into an Executive Service Agreement with Dr. Jerry Kanellos (the “Kanellos Agreement”), pursuant to which Dr. Kanellos is serving as our Chief Operating & Scientific Officer. Pursuant to the Kanellos Agreement, we will pay Dr. Kanellos A$160,000 per annum. Following Dr. Kanellos’ appointment as Interim-Chief Executive Officer on August 3, 2017, we increased his base salary to A$210,000 per annum plus 9.5% Australia superannuation guarantee equating to a total remuneration package of A$229,950 per annum. On November 19, 2018, Dr. Jerry Kanellos resigned as Interim CEO and moved to the role of Chief Operating Officer on the same date with no change in remuneration. On March 25, 2020, Dr. Jerry Kanellos was appointed as CEO. Following Dr. Kanellos’ appointment as CEO, we increased his base salary to A$260,000 per annum plus Australian statutory superannuation guarantee. There were no changes to this compensation upon his resignation as CEO since June 27, 2022. Dr. Kanellos resumed his role as our Chief Operating Officer (“COO”).

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

Flavio Palumbo

On November 1, 2022, we entered into an Executive Service Agreement with Mr. Flavio Palumbo (the “Palumbo Agreement”), pursuant to which Mr. Palumbo is serving as our Chief Commercial Officer (“CCO”). Pursuant to the Palumbo Agreement, we will pay Mr. Palumbo A$217,000 per annum. In addition to the base salary, contributions will be made by the Company to Mr. Palumbo’s superannuation fund in accordance with the minimum amount prescribed by relevant superannuation legislation from time to time. Mr. Palumbo may be eligible to participate in bonus plans, share plans or other incentive plans approved by the board of directors from time to time, which will be appended as the Palumbo Agreement. Any payment or other benefit to Mr. Palumbo as a result of participation in any bonus, share or incentive plan will be at the sole and absolute discretion of the Company.

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

As of June 30, 2023 the number of options over ordinary shares in our company held by each director and other key management personnel of our company, including their personally related parties, are set out below.

As of June 30, 2023 our executive officers and directors as a group, then consisting of nine persons, held options under our OIP to purchase an aggregate of 8,230,000 ordinary shares. Of such options, options to purchase 6,300,000 ordinary shares at an exercise price of A$0.12 expire on April 14, 2024, options to purchase 500,000 ordinary shares at an exercise price of A$0.25 expire on October 26, 2025 and options to purchase 1,430,000 ordinary shares at an exercise price of A$0.12 expire on June 27, 2026.

(End of the Remuneration Report for Australian Disclosure Requirements)

Other Australian Disclosure Requirements

Shares under options and performance rights

(a) Unissued ordinary shares

Unissued ordinary shares of Immuron Limited under options and performance rights at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares ($)		Number under options
2019-05-23 (warrants)	2024-05-23	USD	0.125	173,600
2019-07-16 (warrants)	2024-07-16	USD	0.125	116,120
2020-10-29	2024-04-14		0.12	8,100,000
2020-07-24 (warrants)	2025-07-21	USD	0.5859	2,560,000
2021-10-26	2025-10-26		0.25	500,000
2022-06-27	2026-06-27		0.12	1,430,000
Total				12,879,720

Date performance rights granted	Expiry date	Number under performance rights
2023-07-12	2027-07-12	1,688,839
Total		1,688,839

No option holder or performance right holder has any right under the options or performance rights to participate in any other share issue of the company or any other entity.

(b) Shares issued on the exercise of options

No ordinary shares of Immuron Limited were issued during the year ended 30 June 2023 on the exercise of options granted.

Insurance of officers and indemnities

(a) Insurance of officers

During the financial year, Immuron Limited paid a premium of A$300,000 to insure the directors and secretary of the company. The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

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

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the group are important.

Details of the amounts paid or payable to the auditor (Grant Thornton Audit Pty Ltd) for non-audit services provided during the year are set out below.

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

●	all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor; and

●	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

During the year ended June 30, 2023, the following fees were paid or payable for non-audit services provided by the auditor of the group, its related practices and non-related audit firms:

	Year Ended June 30,
	2023 A$	2022 A$
EMDG grant consulting services	3,000	-
Total remuneration for non-audit services	3,000	-

Auditor’s Independence Declaration

There were no former partners or directors of Grant Thornton Audit Pty Ltd, the Company’s auditor, who were or were at any time during the financial year an officer of the Company.

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2023 is included in Exhibit 23.2 of this annual report on Form 20-F.

Rounding of amounts

The company is of a kind referred to in Australian Securities and Investments Commission (“ASIC”) Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report. Amounts in the directors’ report have been rounded off in accordance with the instrument to the nearest dollar.

This report is made in accordance with a resolution of directors.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the group’s 2023 Corporate Governance Statements can be found on its website at www.immuron.com.au.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Paul Brennan
Chairman
Melbourne
September 28, 2023

C. Board Practices

As of June 30, 2023, our board of directors consisted of five members. Directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed unless their office is earlier vacated. See Item 10 – Additional Information, section “Retirement of Directors”. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2023 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr. Roger Aston	5	6	2	2	1	1
Mr. Paul Brennan	6	6	-	-	-	-
Mr. Daniel Pollock	6	6	2	2	1	1
Mr. Stephen Anastasiou	6	6	-	-	-	-
Prof. Ravi Savarirayan	5	6	-	-	-	-

Committees

To assist our board of directors with the effective discharge of its duties, it has established a Remuneration and Nomination Committee and an Audit and Risk Committee, which committees operate under a specific charter approved by our board of directors.

Remuneration and Nomination Committee

During the 2023 financial year, the members of our Remuneration and Nomination Committee are Roger Aston and Daniel Pollock, each of whom our board of directors has determined meets the criteria for independence under NASDAQ Listing Rule 5605(a)(2). Dr. Aston acts as chairman of the committee. The committee’s role involves:

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

Audit and Risk Committee

During the 2023 financial year, the members of our Audit and Risk Committee are Daniel Pollock and Roger Aston, each of whom our board of directors has determined meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of the NASDAQ Capital Market. Each member of our audit committee meets the financial literacy requirements of the listing standards of the NASDAQ Capital Market. Daniel Pollock acts as the chairman of the audit committee. The principal duties and responsibilities of our audit committee include, among other things:

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

D. Employees

As of June 30, 2023, we had six full-time employees. Of these full-time employees, two are our Global Manufacturing Quality Director and our Research and Development Manager, two are our CCO and our COO, one is employed in U.S. sales and one is our CEO.

Our employees are located in Australia and the U.S.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 20, 2023 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Dr. Roger Aston(3)	3,320,376	1.45%
Mr. Paul Brennan	—	*
Mr. Daniel Pollock(4)	2,618,030	1.14%
Mr. Stephen Anastasiou(5)	6,682,388	2.91%
Prof. Ravi Savarirayan(6)	1,777,840	*
Mr. Steven Lydeamore(7)	1,430,000	*
Dr. Jerry Kanellos(8)	833,000	*
Mr. Flavio Palumbo	—	*
Mr. Phillip Hains	816,804	*
Officers and directors as a group (9 persons)(9)	17,478,438	7.41%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as set forth herein, the address for each of the persons listed in the table above is Immuron Limited, Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053.

(2)	The percentages shown are based on 227,798,346 ordinary shares outstanding as of September 20, 2023, but do not include (i) 8,230,000 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX.

(3)	Includes options to purchase 1,800,000 ordinary shares.

(4)	Includes options to purchase 1,800,000 ordinary shares.

(5)	Includes options to purchase 1,800,000 ordinary shares.

(6)	Includes options to purchase 900,000 ordinary shares.

(7)	Includes options to purchase 1,430,000 ordinary shares.

(8)	Includes options to purchase 500,000 ordinary shares.

(9)	Includes options to purchase 8,230,000 ordinary shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of September 20, 2023 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

	Ordinary Shares Beneficially Owned (1)
Shareholder	Number	Percent (2)
BNYMC Group	77,567,160	34.05%

*	Per the most recent substantial shareholder notices released to the ASX.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)

The percentages shown are based on 227,798,346 ordinary shares outstanding as of September 20, 2023, but do not include (i) 10,030,000 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX and (ii) 2,849,720 ordinary shares issuable upon exercise of outstanding warrants. Certain warrants have an exercise price of US$5.00 per ADS while other warrants have an exercise price of US$23.4375 per ADS.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the ownership of major shareholders.

Major Shareholders Voting Rights

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Record Holders

As of September 20, 2023, there were 2,525 Immuron shareholders holding 227,798,346 fully paid ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held of record by HSBC Nominees Ltd., which held 78,973,505 (34.67%) of our ordinary shares as of such date.

B. Related Party Transactions

Grandlodge Capital Pty Ltd is an entity part-owned and operated by our non-executive director Mr. Stephen Anastasiou. Mr. Peter Anastasiou and Mr. David Plush are also owners of Grandlodge, and its associated entities.

Commenced on June 1, 2013, Grandlodge provides warehousing, distribution and invoicing services for our products for A$70,000 per year. The terms of the agreement were to have fees payable in new fully paid ordinary shares in Immuron Limited as a set price of A$0.16 per share.

Grandlodge was contracted on commercial terms in annual agreements commenced on July 1, 2020 and 2021 to provide warehousing, distribution and invoicing services for Immuron’s products for A$70,000 and A$77,000 per annum, respectively. The terms of the agreement were to have fees payable in cash. Furthermore, in fiscal 2022 an additional A$35,000 was recognized and paid in shares to Grandlodge as per the shareholders’ approval at the AGM held on December 15, 2021.

A new annual agreement commenced on July 1, 2022. Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron’s products for A$55,000 per annum.

Grandlodge is reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the oral agreement, unless both Grandlodge and we agree to an alternative method of payment. The oral agreement may be terminated by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non-executive director, Mr. Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases. The lease was recently renewed for a three-year term commencing January 1, 2019 with an additional three-year option period. This lease was extended on January 1, 2022 including an extension option for a further 3 years by written request to the landlord before December 31, 2024. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30, 2021, 2022 and 2023, we paid Wattle A$40,607, A$42,364 and A$44,667 (excluding Goods and Services Tax), respectively.

During the fiscal year 2022, the group engaged a non-executive director, Mr Daniel Pollock, for legal services which amounted to $20,000.

During the fiscal year 2023, the group engaged a related party to Chief Operating Officer as a casual staff for monitoring of owned and external online channels for product related questions and pharmacovigilance, which amounted to $17,065 including superannuation.

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

B. Significant Changes

There have been no significant changes in the operation or financial condition of our company since June 30, 2023.

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

J. ANNUAL REPORTS TO SECURITY HOLDERS

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$17,159,764 on deposit on June 30, 2023.

We conduct our activities almost exclusively in Australia. We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2023, the Australian dollar depreciated against the U.S. dollar.

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

Fees and Payments Made by Us to the Depositary

For the year ended June 30, 2023, we paid The Bank of New York Mellon a total of US$6,661 for services pursuant to the 2022 Annual General Meeting (AGM).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, after evaluating the effectiveness of our disclosure controls and procedures as of the evaluation date, concluded that as of the evaluation date of June 30, 2023, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2023, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on ICFR from our independent public accounting firm because we are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

D. Changes in Internal Control over Financial Reporting

As of September 28, 2023, there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

(i)	Audit services

	Year Ended June 30,
	2023 A$	2022 A$
Audit and review of financial statements[1]	241,583	173,631
	241,583	173,631

[1]	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(ii)	All other fees

	Year Ended June 30,
	2023 A$	2022 A$
EMDG grant consulting services	3,000	-
	3,000	-

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2023.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

The group has adopted securities trading policies and procedures governing the purchase, sale, and other dispositions of the group’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Immuron Limited

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Immuron Limited and subsidiaries (the “Company”) as of June 30, 2023 and 2022, related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended June 30, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Inventories – refer to note 1(m) and note 9(b)

At 30 June 2023, the Group had inventories of $2,059,614 on the consolidated statement of financial position, as disclosed in Note 9(b), which relates to finished goods, work in progress and raw materials. The consolidated statement of profit and loss and other comprehensive income includes a movement in the inventory provision of $430,932. Identification of obsolete and excess inventory requires significant judgement, given the nature of inventory held must meet strict quality requirements and has a limited shelf life.

This is a key audit matter because of the significance of the inventories balance at 30 June 2023 and the judgement required to determine whether it is recorded at the lower cost and net realisable value. The valuation of the inventories is assessed with consideration to the forecast inventory usage, sales and the expiry dates of the products.

How the critical audit matter was addressed in the audit:

Our procedures included, amongst others:

●	Obtained management’s inventory provision calculation and assessed the methodology and key inputs and assumptions for reasonableness;

●	Obtained management’s sales and production forecast that supports the inventory provision and performed the following:

-	Evaluated the methodology and assumptions used;

-	Validated the accuracy of the calculations through testing the reasonableness of expiry dates and future sales levels;

●	Obtained management's expert stability report that supports the extended useful life of stock and performing the following:

-	Assessed the capabilities, competence and objectivity of management's expert;

-	Validated any assumptions utilised within the report and tested for reasonableness; and

●	Evaluated the adequacy of disclosures in the financial statements.

Investment in Ateria Health Limited (Ateria) – refer to note 1(b)(ii), note 2 and note 10(b)

During the year, the Group completed a transaction to acquire shares in Ateria Health Limited (Ateria). As disclosed in note 10(b), Immuron paid cash consideration of $2,650,574 to acquire:

●	17.5% of the shares in Ateria and appointment of one board member;

●	735,000 options and the option to appoint a second board member. The options expire on 31 July 2023;

●	Contingent consideration receivable.

The transaction is outside of the ordinary course of business and involves material amounts. It includes complexities in determining the financial assets that were acquired and judgement as to whether Immuron has control or significant influence.

This area is a key audit matter due to the significant judgement in determining that Immuron has significant influence over Ateria under IAS 28: Investments in Associates and Joint Ventures.

How the critical audit matter was addressed in the audit:

Our procedures included, amongst others:

●	Obtained the Subscription and Option Agreement and Ateria’s Articles of Association;

●	Considered the appropriateness of judgements made in determining that Immuron has significant influence over Ateria under IAS 128;

●	Evaluated management’s accounting treatment for the transaction and the identification of investment and other financial assets acquired for appropriateness; and

●	Evaluated the adequacy of disclosures in the financial statements.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2018.

Melbourne, Australia

September 28, 2023

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June

	Notes	2023 A$	2022 A$	2021 A$
Revenue from contracts with customers	3	1,804,705	765,193	145,776
Cost of Goods Sold		(495,558)	(241,691)	(51,071)
Gross Profit		1,309,147	523,502	94,705

Other Income	3	2,591,498	957,725	617,110
Fair value gains/(losses) to financial assets	3	(523,666)	—	—
Net foreign exchange gains/(losses)	3	363,724	247,558	(582,528)
Movement in inventory provision	3	430,932	—	(759,765)

Expenses
General and administrative expenses	4	(4,220,905)	(3,524,388)	(6,094,692)
Research and development expenses	4	(2,592,145)	(657,715)	(1,367,054)
Selling and marketing expenses	4	(927,423)	(416,537)	(287,684)
Operating loss		(3,568,838)	(2,869,855)	(8,379,908)

Finance income		116,323	21,785	9,204
Finance expenses		(9,652)	(6,184)	(13,761)
Finance costs - net		106,671	15,601	(4,557)

Share of loss from associates		(324,340)	—	—

Loss Before Income Tax		(3,786,507)	(2,854,254)	(8,384,465)
Income tax expense	5	—	—	—
Loss for the Period		(3,786,507)	(2,854,254)	(8,384,465)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		(1,012)	6,708	(14,953)
Total Comprehensive Loss for the Period		(3,787,519)	(2,847,546)	(8,399,418)

Basic/Diluted Loss per Share (in cents per share)	7	(1.66)	(1.25)	(3.79)

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position

As of 30 June

		2023	2022
	Notes	A$	A$
ASSETS
Current Assets
Cash and cash equivalents	8(a)	17,159,764	22,110,278
Trade and other receivables	8(b)	417,420	662,896
Inventories	9(b)	839,968	326,578
Financial assets	8(c)	1,834,034	—
Other current assets	8(d)	158,151	572,400
Total Current Assets		20,409,337	23,672,152

Non-Current Assets
Investments accounted for using the equity method	10(b)	159,066	—
Property, plant and equipment	9(a)	200,133	226,736
Inventories	9(b)	1,219,646	956,936
Total Non-Current Assets		1,578,845	1,183,672
TOTAL ASSETS		21,988,182	24,855,824

LIABILITIES
Current Liabilities
Trade and other payables	8(e)	1,192,769	1,160,893
Provision for sales returns	11	—	95,931
Employee benefit obligations	9(c)	289,408	211,776
Deferred income	8(f)	698,195	—
Other current liabilities	9(d)	38,767	34,376
Total Current Liabilities		2,219,139	1,502,976

Non-Current Liabilities
Employee benefit obligations	9(c)	1,882	36
Other non-current liabilities	9(d)	150,325	175,411
Total Non-Current Liabilities		152,207	175,447
TOTAL LIABILITIES		2,371,346	1,678,423
NET ASSETS		19,616,836	23,177,401

EQUITY
Issued capital	13	88,436,263	88,436,263
Reserves	14	3,235,969	3,166,419
Accumulated losses		(72,055,396)	(68,425,281)
TOTAL EQUITY		19,616,836	23,177,401

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 30 June

		Issued Capital	Reserves	Accumulated Losses	Total
	Notes	A$	A$	A$	A$
Balance as at 1 July 2020		62,426,991	1,133,345	(57,916,423)	5,643,913
Loss after income tax expense for the year		—	—	(8,384,465)	(8,384,465)
Other comprehensive income for the period		—	(14,953)	—	(14,953)
Total comprehensive loss for the period		—	(14,953)	(8,384,465)	(8,399,418)
Transactions with owners in their capacity as owners
Shares issued, net of costs	13	24,386,005	—	—	24,386,005
Options/warrants issued/expensed	14	—	3,003,060	—	3,003,060
Options/warrants exercised	14	1,329,307	(213,722)	—	1,115,585
Options/warrants forfeited	14	—	(368,000)	368,000	—
Shares issued to directors		145,912	—	—	145,912
Transfer to share capital		73,088	(73,088)	—	—
Balance as at 30 June 2021		88,361,303	3,466,642	(65,932,888)	25,895,057
Loss after income tax expense for the year		—	—	(2,854,254)	(2,854,254)
Other comprehensive income for the period		—	6,708	—	6,708
Total comprehensive loss for the period		—	6,708	(2,854,254)	(2,847,546)
Transactions with owners in their capacity as owners
Shares issued, net of costs	13	74,960	—	—	74,960
Options/warrants issued/expensed	14	—	54,930	—	54,930
Options/warrants lapsed/expired	14	—	(361,861)	361,861	—
Balance as at 30 June 2022		88,436,263	3,166,419	(68,425,281)	23,177,401
Loss after income tax expense for the year		—	—	(3,786,507)	(3,786,507)
Other comprehensive income for the period		—	(1,012)	—	(1,012)
Total comprehensive loss for the period		—	(1,012)	(3,786,507)	(3,787,519)
Transactions with owners in their capacity as owners
Options/warrants issued/expensed	14	—	104,753	—	104,753
Options/warrants lapsed/expired	14	—	(156,392)	156,392	—
Performance rights issued/expensed	14	—	122,201	—	122,201
Balance as at 30 June 2023		88,436,263	3,235,969	(72,055,396)	19,616,836

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 30 June

	Note	2023 A$	2022 A$	2021 A$
Cash Flows Related to Operating Activities
Receipts from customers		1,912,689	696,603	192,185
Payments to suppliers and employees		(7,842,052)	(4,629,139)	(4,865,633)
Australian R&D tax incentive refund		251,986	306,154	358,280
Grants received from government and non-government sources		3,082,182	478,589	236,421
Net Cash Flows Used In Operating Activities	16	(2,595,195)	(3,147,793)	(4,078,747)

Cash Flows Related to Investing Activities
Payments for purchases of plant and equipment		(7,739)	(10,048)	(6,630)
Payments for acquisition of associate		(2,729,863)	—	—
Interest received		116,323	21,785	9,204
Net Cash Flows (Used In)/From Investing Activities		(2,621,279)	11,737	2,574

Cash Flows Related to Financing Activities
Proceeds from issues of securities		—	—	29,281,421
Capital raising costs		—	—	(2,746,871)
Proceeds from borrowings		—	—	212,794
Repayment of borrowings		—	—	(212,794)
Principal elements of lease payments		(35,015)	(36,264)	(40,607)
Interest and other costs of finance paid		(9,652)	(6,184)	(13,761)
Net Cash Flows (Used In)/From Financing Activities		(44,667)	(42,448)	26,480,182

Net (decrease)/increase in cash and cash equivalents		(5,261,141)	(3,178,504)	22,404,009
Cash and cash equivalents at the beginning of the year		22,110,278	25,047,281	3,250,468
Effects of exchange rate changes on cash and cash equivalents		310,627	241,501	(607,196)
Cash and Cash Equivalents at the End of the Year	8(a)	17,159,764	22,110,278	25,047,281

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Corporate Information

The consolidated financial report of Immuron Limited (“the Company”) for the year ended June 30, 2023, 2022 and 2021 was authorized for issue in accordance with a resolution of the Directors on September 28, 2023.

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

COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates. Sales of Travelan significantly dropped from March 2020. However, sales have started to recover since the end of last financial year.

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

Summary of significant accounting policies

The following is a summary of the significant accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(b)	Principles of consolidation and equity accounting

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

(ii) Associates

Associates are all entities over which the group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting (see (iii) below), after initially being recognised at cost. On initial recognition, where an associate meets the definition of a business, AASB 3 Business Combinations applied by analogy.

(iii) Equity method

Under the equity method, the share of the profits or losses of the associate is recognised in profit or loss and the share of the movements in equity is recognised in other comprehensive income. Investments in associates are carried in the statement of financial position at cost plus post-acquisition changes in the group’s share of net assets of the associate.

Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Dividends received or receivable from associates reduce the carrying amount of the investment.

When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

(iv) Changes in ownership interests

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Immuron Limited.

When the group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the executive management team consisting of the CEO, COO and CCO.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments: Research and development (R&D) and Hyperimmune products. See Note 15 for more details.

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

Revenue arises mainly from the sale of hyperimmune products. To determine whether to recognize revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognized at a point in time when or as the group transfers control of the assets to the customer upon delivery of the products. The general standard payments terms for customers are 30 days.

There is no significant cost to obtain the contract. However, there is variable consideration due to rebates, discounts and refunds. The variable amount of consideration is allocated entirely to the distinct good that is consistent with the amount of consideration to which the group expects to be entitled in exchange for transferring the promised goods to the customer. The group offers rebates of up to 15% to some loyal customers   in Australia. There are no warranties. Returns and refunds are provided   where this is outlined in a customer agreement. The group does not have a formal policy in place relating to stock returns. In cases where we have a contract in place with a distributor, and that contract includes a stock return policy, we will adhere to the policy listed in the contract. For all other distributors, stock returns are negotiated on a case-by-case basis. The exception to this is where stock is short dated to within 3 months. In this case we will offer replacement stock or a refund.

(ii)	Financing components

The group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the group does not adjust any of the transaction prices for the time value of money.

(f)	Grants from government and non-government sources

Grants are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the group will comply with all attached conditions. Other income amounts are recognized when it has been established that the conditions of the grants have been met and that the expected amount can be reliably measured. Grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.

(i)	Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(ii)	Research and development (“R&D”) grants from HJF and MTEC

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received and the amount can be reliably measured. For the year ended 30 June 2023, the group has recognized nil (2022: $306,595) R&D grant from the Henry M Jackson Foundation (“HJF”) and $2,158,936 (2022: $369,045) R&D grant from Medical Technology Enterprise Consortium (“MTEC”). These grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.

(iii)	Deferred income

Government grants and other grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

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

(h)	Leases

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

(i)	Business combinations

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets and liabilities during the measurement period, based on new information obtained about facts and circumstances that existed at acquisition date. The measurement period ends on either the earlier of (i) 12 months from the date of acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Acquired assets and liabilities are initially recognised at their fair value. Any excess consideration paid is recognised as goodwill. Any excess net assets relative to consideration paid is recognised as a gain or bargain purchase. Consideration paid, including any contingent assets and liabilities acquired, are initially and subsequently measured at fair value. Any changes in fair value of contingent consideration payable or receivable are recognised as gain or loss on the income statement.

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

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2023 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

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

(ii)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(iii)	Risk management

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

(i)	Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost comprises of direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

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

The group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by AASB 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

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

(x)	Fair value measurement

(i)	Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognised and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards.

There were no transfers between different levels for recurring fair value measurements during the period.

The group’s policy is to recognise transfers into and out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-the-counter derivatives) is determined using valuation techniques that maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(ii)	Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

●	the use of commercial market prices

●	the expected number of shares to be received

●	for share options - option pricing models (e.g. Black-Scholes model)

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

The gains of $430,932 from the movement in inventory provision during the period reflect the write back resulting from the change in accounting estimate driven from the sales recovery in the Australian, U.S. and North American markets for Travelan as compared to the prior period.

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

Presentation of Inventory

During the year ended 30 June 2023, management performed an assessment of its raw materials and utilization within 12 months from reporting date. As a part of raw materials relating to Colostrum that have been shipped to the supplier for manufacturing, management determined that $444,905 will be consumed within 12 months from reporting date; the remaining balance of $111,390 was estimated to be consumed beyond 12 months. Management determined no raw materials relating to Colostrum on hand held in Immuron’s warehouse will be consumed within 12 months from reporting date (2022: $137,206); the remaining balance of $1,108,256 (2022: $956,936) was estimated to be consumed beyond 12 months.

R&D tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.

For the year ended June 30, 2023 the Group has recorded other income of $398,391 (2022: $257,500) offset by an overestimation from the prior period of $5,514 to recognise income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate.

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

Acquisition of Ateria

The acquisition of the interest in Ateria gains the Group a right to one board seat. If the Ateria contingent consideration receivable is received and the option to acquire shares were exercised (refer to Note 8(c) and 10(b)), Ateria’s shareholding would increase, and an additional board seat would be received. Management do not expect to exercise the option as at acquisition date and as of reporting date. The option was subsequently not exercised by the expiry date of 31 July 2023. Management has therefore determined that Immuron does not and could not exercise control over Ateria.

The fair value of Ateria contingent consideration receivable classified as Level 3 were determined by the use of a valuation model. These include the use of observable inputs that required significant adjustments based on unobservable inputs (refer to Note 8(c)(iii)).

Note 3. Revenue and other income

	Notes	30 June 2023	30 June 2022	30 June 2021
		A$	A$	A$
Revenue
Revenue from Operating Activities
Revenue from contracts with customers at a point in time		1,804,705	765,193	145,776
Total Revenue from Operating Activities		1,804,705	765,193	145,776

Other Income
Australian R&D tax incentive refund		392,877	257,500	356,209
MTEC R&D grant		2,158,936	369,045	-
HJF R&D grant		-	306,595	74,821
EMDG grant		28,000	-	-
COVID-19 government assistance		-	-	161,600
Other income		11,685	24,585	24,480
Total Other Income		2,591,498	957,725	617,110

Other Gains/(Losses) – Net
Fair value gains/(losses) to financial assets	8 (c)(ii)	(523,666)	-	-
Net foreign exchange gains/(losses)		363,724	247,558	(582,528)
Movement in inventory provision		430,932	-	(759,765)

(i)	Fair value of R&D tax incentive refund

The group’s R&D activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2023, the group has included an item in other income of $398,391 (2022: $257,500) offset by an overestimation from the prior period of $5,514 to recognize income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate.

(ii)	R&D grants from HJF and MTEC

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received and the amount can be reliably measured. For the year ended 30 June 2023, the group has recognized nil (2022: $306,595) R&D grant from the Henry M Jackson Foundation (“HJF”) and $2,158,936 (2022: $369,045) R&D grant from Medical Technology Enterprise Consortium (“MTEC”). This is to recognize income over the year necessary to match the grants on a systematic basis with the costs that they are intended to compensate.

(iii)	COVID-19 government assistance and Export Market Development Grants Scheme (“EMDG”) grant

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received. No further COVID-19 government assistance was recognized in other income for current financial year (2022: nil). The group has recognized $28,000 of EMDG grant in other income for current financial year (2022: nil).

Note 4. Expenses

	30 June 2023 A$	30 June 2022 A$	30 June 2021 A$
General and administrative expenses
Accounting and audit	657,970	499,331	547,055
Bad debts	2,376	-	5,472
Consulting	23,241	226,710	126,215
Depreciation	48,662	42,606	43,662
Employee benefits	1,874,963	1,212,721	1,775,809
Expected credit losses	19,111	8,809	(30,055)
Insurance	434,699	401,121	341,202
Investor relations	194,754	38,567	38,568
Legal	233,243	520,698	205,722
Listing and share registry	152,954	164,949	292,113
Superannuation	141,539	62,647	41,964
Travel and entertainment	105,535	9,459	1,398
Share-based payment expenses - options	104,753	94,890	2,116,013
Share-based payment expenses - performance rights	122,201	-	-
Other	104,904	241,880	589,554
	4,220,905	3,524,388	6,094,692
Research and development expenses
Consulting	111,530	230,684	1,006,086
Project research and development	2,480,615	427,031	360,968
	2,592,145	657,715	1,367,054
Selling and marketing expenses
Selling	192,878	57,854	25,858
Marketing	474,926	113,472	90,652
Distribution costs	259,619	245,211	171,174
	927,423	416,537	287,684

Note 5. Income Tax Expense

	30 June 2023 A$	30 June 2022 A$
Unused tax losses for which no deferred tax asset has been recognized	52,625,541	47,764,119
Potential tax benefit @ 25% (2022: 25%)	13,156,385	11,941,030

The above potential tax benefit for tax losses has not been recognised in the statement of financial position. These tax losses can only be utilised in the future if the continuity of ownership test is passed, or failing that, the same business test is passed. The taxation benefits of tax losses and temporary difference not brought to account will only be obtained if: (i) the entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; (ii) the entity continues to comply with the conditions for deductibility imposed by law; and (iii) no change in tax legislation adversely affects the entity in realising the benefits from deducting the losses.

The group operates in different tax jurisdictions and continues to meet its statutory requirements in these jurisdictions. The tax losses in each jurisdiction are subject to testing to make sure they meet all relevant statutory tests for them to be offset against future income.

Numerical reconciliation of income tax expense to prima facie tax payable

	30 June 2023 A$	30 June 2022 A$
Loss from continuing operations before income tax expense	(3,786,507)	(2,854,254)
Tax at the Australian tax rate of 25% (2022: 25%)	(946,627)	(713,564)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(98,219)	(64,375)
Accounting expenditure subject to R&D tax incentive	225,791	147,989
Share-based payments	56,738	23,723
Net impact of other amounts not deductible (taxable)	(453,038)	(363,661
Subtotal	(1,215,355)	(969,888)
Tax losses and other timing differences for which no deferred tax asset is recognized	1,215,355	969,888
Income tax expense	-	-

Note 6. Key Management Personnel Compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

The Directors of Immuron Limited during the year ended June 30, 2023 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Dr. Roger Aston, Independent Non-Executive Chairman (subsequently transitioning to Independent Non-Executive Director from 1 July 2023)

Mr. Paul Brennan, Independent Non-Executive Director (subsequently transitioning to Independent Non-Executive Chairman from 1 July 2023)

Mr. Daniel Pollock, Independent Non-Executive Director

Mr. Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

The following persons held office as Key Management Personnel of Immuron Limited during the financial year ended June 30, 2023:

Mr. Steven Lydeamore, Chief Executive Officer

Dr. Jerry Kanellos, Chief Operating Officer

Mr. Flavio Palumbo, Chief Commercial Officer (appointed on 1 November 2022)

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	30 June 2023	30 June 2022	30 June 2021
	A$	A$	A$

Key Management Personnel Compensation
Short-term employee benefits	1,394,154	636,673	450,002
Other short-term benefits, including consulting services by KMP and their related entities	—	—	1,603,747
Post-employment benefits	5,283	44,489	27,869
Long-term benefits	8,110	15,168	8,220
Share-based payment expenses to KMP and their related entities	200,753	94,890	2,116,012
Total Key Management Personnel Compensation	1,608,300	791,220	4,205,850

Note 7. Loss per Share

	30 June 2023	30 June 2022	30 June 2021
	A$	A$	A$

Basic/Diluted loss per share (in cents)	1.66	1.25	3.79

a) Net loss used in the calculation of basic and diluted loss per share	3,786,507	2,854,254	8,384,465

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	227,798,346	227,579,684	221,062,229

The Company is currently in a loss making position and thus the impact of potential issuance of shares is concluded as anti-dilutive which includes the Company’s options and warrants and performance rights. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Note 8. Financial assets and financial liabilities

(a) Cash and cash equivalents

	30 June 2023	30 June 2022
	A$	A$
Cash at Bank and in hand:
Cash at bank and in hand	17,159,764	22,110,278
Total	17,159,764	22,110,278

(b) Trade and other receivables

	30 June 2023	30 June 2022
	A$	A$
Current

Trade receivables[1]	46,949	217,154
Loss allowance	(27,920)	(8,809)
Accrued income – Australian R&D tax incentive refund[2]	398,391	257,500
Other income receivables – R&D grants[3]	-	197,051
Total	417,420	662,896

[1]	All trade receivables are non-interest bearing.

[2]	Receivables from the Australian Tax Office in relation to R&D tax incentive refund for the year.

[3]	As at 30 June 2023, the group has no other income receivables of R&D grant from Medical Technology Enterprise Consortium (“MTEC”) (2022: $197,051).

(c) Financial assets

The group classifies the following as financial assets recognised at fair value through profit or loss (FVPL) as part of Immuron’s strategic investment in Ateria:

●	Immuron is entitled to 735,000 share options with a total exercise price of £1,470,000, expiring on 31 July 2023, which Immuron subsequently elected not to exercise; and

●	Immuron may receive up to 457,577 shares in Ateria based on performance targets which is deemed highly probable as at 30 June 2023. The number of shares to be received in Ateria is dependent on the financial performance of Ateria. If Ateria achieves a revenue goal for the calendar year 2023 of above £1 million, the number of shares to be received reduces on a linear basis. No shares are received if revenue exceeds £3,191,732. At acquisition date and the reporting date, Immuron expects 100% of shares to be received.

Financial assets mandatorily measured at FVPL include the following:

	Notes	30 June 2023	30 June 2022
		A$	A$

Current
Ateria share options	8(c)(iii)	221,620	—
Ateria contingent consideration receivable	8(c)(iii)	1,612,414	—
		1,834,034	—

(i)	Recognised fair value measurements

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognised and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards.

Recurring fair value measurements	Notes	Level 2	Level 3	Total
At 30 June 2023		$	$	$
Financial assets
Ateria share options	10(b)	221,620	-	221,620
Ateria contingent consideration receivable	10(b)	-	1,612,414	1,612,414
Total financial assets		221,620	1,612,414	1,834,034

(ii)	Amounts recognised in profit or loss

During the year, the following losses were recognised in profit or loss:

	30 June 2023	30 June 2022	30 June 2021
	A$	A$	A$
Fair value gains/(losses) to financial assets – Ateria share options	(523,666)	-	-

(iii)	Fair value of financial assets

The assessed fair value of Ateria share options at acquisition and reporting date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

Reconciliation	Level 2	Level 3	Total
	$	$	$
Financial assets
Balance at acquisition date	731,844	1,514,613	2,246,457
Fair value gains/(losses) to financial assets	(523,666)	-	(523,666)
Net foreign exchange gains	13,442	97,801	111,243
Balance at 30 June 2023	221,620	1,612,414	1,834,034

Ateria share options

The model inputs for Ateria share options held as at acquisition date of 25 November 2022 included:

Value date	Expiry date	Exercise price	No. of options	Share price at grant date	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option

2022-11-25	2023-07-31	£2.00	735,000	£1.85	100.00%	0.00%	3.19%	£0.5565

As at 30 June 2023, the fair value of Ateria share options were determined using the following inputs:

Value date	Expiry date	Exercise price	No. of options	Share price at grant date	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option

2023-06-30	2023-07-31	£2.00	735,000	£1.85	100.00%	0.00%	4.18%	£0.1583

Ateria contingent consideration receivable

As disclosed in Note 10, Ateria contingent consideration receivable was recognised in relation to the acquisition of the interest in Ateria.

The assessed fair value of Ateria contingent consideration receivable at acquisition date and reporting date was determined at arm’s length using the last traded share price of £1.85 on 28 February 2023 and the expected number of shares to be received of 457,577.

Given positive progress being made in establishing brand identity and sales growth, the most recent capital raising price continues to be the best determination of fair value for Ateria’s shares given that they do not trade on an active market. No reasonably possible changes would result in a material change in value.

The number of shares to be received in Ateria is dependent on the financial performance of Ateria. If Ateria achieves a revenue goal for the calendar year 2023 of above £1 million, the number of shares to be received reduces on a linear basis. No shares are received if revenue exceeds £3,191,732. At acquisition date and the reporting date, Immuron expects 100% of shares to be received.

(d) Other current assets

	30 June 2023	30 June 2022
	A$	A$

Prepayments	158,151	572,400
Total	158,151	572,400

(e) Trade and other payables

	30 June 2023 A$	30 June 2022 A$

Current
Trade payables	790,919	720,867
Accrued expenses	394,026	411,913
Other payables	7,824	28,113
Total	1,192,769	1,160,893

(f) Deferred income

	30 June 2023 A$	30 June 2022 A$

Current
Deferred grant income	698,195	—
Total	698,195	—

For the period ended 30 June 2023, the group received $2,857,131 R&D grant from Medical Technology Enterprise Consortium (MTEC) in cash. However, the group recognized $2,158,936 R&D grant from MTEC as other income over the period necessary to match the grants on a systematic basis with the costs that they are intended to compensate. The remaining balance of $698,195 of cash received from MTEC was recognised as other deferred income as at 30 June 2023 (30 June 2022: nil).

Note 9. Non-financial assets and liabilities

(a) Property, plant and equipment

	Plant and equipment $	Furniture, fittings and equipment $	Right-of-use assets $	Total $
At 30 June 2021
Cost or fair value	354,808	35,042	115,977	505,827
Accumulated depreciation	(340,812)	(34,768)	(96,506)	(472,086)
Net book amount	13,996	274	19,471	33,741
Year ended 30 June 2022
Opening net book amount	13,996	274	19,471	33,741
Additions	10,048	-	-	10,048
Lease modification	-	-	209,560	209,560
Depreciation charge	(4,531)	(137)	(21,945)	(26,613)
Closing net book amount	19,513	137	207,086	226,736
At 30 June 2022
Cost or fair value	364,856	35,042	229,031	628,929
Accumulated depreciation	(345,343)	(34,905)	(21,945)	(402,193)
Net book amount	19,513	137	207,086	226,736
Year ended 30 June 2023
Opening net book amount	19,513	137	207,086	226,736
Additions	7,067	672	14,320	22,059
Depreciation charge	(7,203)	(131)	(41,328)	(48,662)
Closing net book amount	19,377	678	180,078	200,133
At 30 June 2023
Cost or fair value	371,923	35,714	243,351	650,988
Accumulated depreciation	(352,546)	(35,036)	(63,273)	(450,855)
Net book amount	19,377	678	180,078	200,133

(b) Inventories

	30 June 2023			30 June 2022
	Current A$	Non- current A$	Total A$	Current A$	Non- current A$	Total A$
Raw materials and stores (Colostrum)	-	1,108,256	1,108,256	137,206	956,936	1,094,142
Work in progress	444,905	111,390	556,295	124,412	-	124,412
Finished goods (Travelan and Protectyn)	394,381	-	394,381	64,923	-	64,923
Other inventories	682	-	682	37	-	37
	839,968	1,219,646	2,059,614	326,578	956,936	1,283,514

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

A gain of $430,932 from the movement in inventory provision was recognized in the consolidated statement of profit or loss and other comprehensive income during year ended 30 June 2023. It reflects the write back resulting from the change in accounting estimate driven from the sales recovery due to travel reopening in the Australian, U.S. and North American markets for Travelan as compared to the prior period. All short-dated finished goods as at 30 June 2023 have been written off, resulting in no provision for finished goods as at 30 June 2023 (30 June 2022: nil).

(c) Employee benefit obligations

	2023			2022
	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Leave obligations (i)	237,328	1,882	239,210	211,776	36	211,812
Performance bonus	52,080	-	52,080	-	-	-
	289,408	1,882	291,290	211,776	36	211,812

(i)	Leave obligations

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. Total leave provision of $237,328 (2022: $211,776) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

(d) Leases

(i)	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	30 June 2023 A$	30 June 2022 A$
Right-of-use assets[1]
Properties	180,078	207,086
	180,078	207,086
Lease liabilities[2]
Current	38,767	34,376
Non-current	150,325	175,411
	189,092	209,787

1.	Included in the line item ‘property, plant and equipment’ in the consolidated balance sheet.

2.	Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated balance sheet.

(ii)	Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2023 A$	2022 A$
Depreciation charge of right-of-use assets
Properties	41,328	37,937
	41,328	37,937

Interest expense (included in finance cost)	9,652	6,100
Expense relating to short-term leases (included in other expenses)	-	-
Expense relating to leases of low-value assets that are not short-term leases (included in other expenses)	-	-
Expense relating to variable lease payments not included in lease liabilities (included in other expenses)	-	-
Cash paid for principal payments	35,015	36,264

The total finance cash outflow for leases in 2023 was $9,652.

The total finance cash outflow for leases in 2022 was $6,100.

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

Note 10. Interests in other entities

(a) Material subsidiaries

The Company’s subsidiaries at 30 June 2023 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

		Percentage of Ownership
	Country of Incorporation	30 June 2023	30 June 2022

Parent Entity:
Immuron Limited	Australia	—	—

Subsidiaries of Immuron Limited:
Immuron Inc.	USA	100%	100%
Anadis EPS Pty Ltd	Australia	100%	100%
IMC Canada Ltd.	Canada	100%	100%

(b) Interests in associates

Immuron acquired 17.5% interest in Ateria Health Limited (Ateria) on 25 November 2022 with cash consideration, which remains unchanged at 30 June 2023. Ateria is a U.K. based company that has developed ground-breaking product for the treatment of irritable bowel syndrome (IBS). The strategic investment advances Immuron’s objective to enter the broader IBS market with leading products and strengthen the distribution of Immuron’s Travelan® products through B2C online platforms and pharmacy and retail channels (B2B) in target markets. Ateria has the same financial year end date of 30 June as that of Immuron.

As part of the strategic investment Immuron has been offered one Ateria board seat and the group has nominated a representative executive to the Board on 25 November 2022. Immuron is also entitled to a second representative director upon exercise of the 735,000 share options, expiring on 31 July 2023, which Immuron subsequently elected not to exercise. The Ateria board is comprised of six seats since 25 November 2022, which remains unchanged at 30 June 2023.

At 30 June 2023, the allocation of purchase price to acquired net assets is final. Immuron’s interest in Ateria remains 17.5%.The group’s interest in Ateria is accounted for using the equity method in the financial statements.

25 November 2022
A$
Reconciliation of purchase price

Fair value of Ateria share options	731,844
Fair value of Ateria contingent consideration receivable	1,514,613
Investments accounted for using the equity method	404,117
Consideration paid	2,650,574

(i) Summarised financial information for associates

From 25 November 2022 to 30 June 2023
A$
Summarised statement of comprehensive income

Revenue from contracts with customers	124,098
Cost of sales of goods	(21,412)
Gross profit	102,686

Other (losses)/gains – net	(43,023)
General and administrative expenses	(907,530)
Research and development expenses	(221,597)
Selling and marketing expenses	(785,594)

Operating loss	(1,855,058)
Finance costs - net	1,686
Loss before income tax	(1,853,372)
Income tax expense	-
Loss after income tax	(1,853,372)

The group’s share of loss for the period - 17.5%	(324,340)

30 June 2023
A$
Reconciliation of the consolidated entity’s carrying amount

Opening carrying amount	-
Investment in Ateria Health Limited	404,117
Acquisition of shares	79,289
Share of loss after income tax	(324,340)
159,066

Note 11. Provision for Sales Returns

	2023 A$	2022 A$
Sales return provision due to the ongoing COVID-19 pandemic
Carrying amount at the start of the year	95,931	213,024
Sales return provision (reversed)/recognized	(61,466)	71,025
Sales return made during the year	(34,465)	(188,118)
Carrying amount at the end of the year	-	95,931

The sales return provision has been assessed by management based on external reports on stock held by distributors. Although the timing and amount of the obligation are uncertain, the carrying amount at the start of the year has been fully settled. As at 30 June 2023, stock is neither expiring within 6 months of the reporting period-end nor expected to be not saleable after returns. As a result, no provision was carried forward at the end of the year.

Note 12. Contingent liabilities and Commitments

The group had no contingent liabilities or commitments at 30 June 2023 (2022: nil).

Note 13. Share capital

	2023 Shares	2022 Shares	2021 Shares	2023 A$	2022 A$	2021 A$
Ordinary shares
Fully paid	227,798,346	227,798,346	227,246,596	88,436,263	88,436,263	88,361,303
	227,798,346	227,798,346	227,246,596	88,436,263	88,436,263	88,361,303

(i)	Movements in ordinary shares:

Details	Number of shares	Total A$
Balance at 30 June 2020	178,279,566	62,426,991
Exercise of representative warrants (2020-07-02)	5,720	-
Issue at US$0.47 pursuant to ADS public offering (2020-07-24)	42,666,720	28,165,836
Issue at $0.50 on exercise of ESOP unlisted options (2020-07-24)	100,000	50,000
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-27)	3,008,000	1,051,626
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-29)	40,000	13,959
Transfer from reserves on exercise of ESOP unlisted options (2020-07-24)	-	15,700
Transfer from reserves on exercise of NASDAQ Warrants (2020-07-27, 2020-07-29)	-	1,012
Issue at A$0.08 in lieu of cash for services rendered (2020-11-13)	2,737,500	219,000
Transfer from reserves on cashless exercise of ESOP unlisted options (2021-02-09)	409,090	197,010
Less: Transaction costs arising on share issues	-	(3,779,831)
Balance at 30 June 2021	227,246,596	88,361,303
Issue at $0.12 under ESOP Plan (2021-11-05)	333,000	39,960
Issue at $0.16 in lieu of payment for services (2021-12-17)	218,750	35,000
Less: Transaction costs arising on share issues	-	-
Balance at 30 June 2022	227,798,346	88,436,263
Less: Transaction costs arising on share issues	-	-
Balance at 30 June 2023	227,798,346	88,436,263

(ii)	Ordinary shares

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

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2020		1,011,878	121,467	1,133,345
Currency translation differences		-	(14,953)	(14,953)
Other comprehensive income		-	(14,953)	(14,953)
Transactions with owners in their capacity as owners
Transfer to share capital		(73,088)	-	(73,088)
Options and warrants issued/expensed	14(ii)	3,003,060	-	3,003,060
Options and warrants exercised	14(ii)	(213,722)	-	(213,722)
Options and warrants forfeited	14(ii)	(368,000)	-	(368,000)
At 30 June 2021		3,360,128	106,514	3,466,642

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2021		3,360,128	106,514	3,466,642
Currency translation differences		-	6,708	6,708
Other comprehensive income		-	6,708	6,708
Transactions with owners in their capacity as owners
Options and warrants issued/expensed	14(ii)	54,930	-	54,930
Options and warrants lapsed/expired	14(ii)	(361,861)	-	(361,861)
At 30 June 2022		3,053,197	113,222	3,166,419

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2022		3,053,197	113,222	3,166,419
Currency translation differences		-	(1,012)	(1,012)
Other comprehensive income		-	(1,012)	(1,012)
Transactions with owners in their capacity as owners
Options and warrants issued/expensed	14(ii)	104,753	-	104,753
Options and warrants lapsed/expired	14(ii)	(156,392)	-	(156,392)
Performance rights issued/expensed	14(ii)	122,201	-	122,201
At 30 June 2023		3,123,759	112,210	3,235,969

(i)	Nature and purpose of other reserves

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

(ii)	Movements in options/warrants and performance rights:

Details	Notes	Number of options	Total A$
Balance at 30 June 2020		42,807,118	1,011,878
Exercise of representative warrants (2020-07-2)		(9,640)	-
Exercise of ESOP unlisted options at $0.50 (2020-07-24)		(100,000)	(15,700)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-07-27, 2020-07-29)		(3,048,000)	(1,012)
Lapse of unexercised options (2020-09-25)		(5,000,000)	(368,000)
Issue of representative warrants at US$23.44 per 40 options (2020-07-24)		2,560,000	1,032,960
Issue of ESOP unlisted options at $0.12 (2020-10-29)[1]		9,000,000	1,970,100
Cashless exercise of ESOP unlisted options at $0.12 (2021-02-09)		(900,000)	(197,010)
Reclassify share-based payment expenses from reserves to share capital		-	(73,088)
Balance at 30 June 2021		45,309,478	3,360,128
Lapse of unexercised options at $0.50 (2021-07-01)		(1,200,000)	(188,400)
Issue of ESOP unlisted options at $0.25 (2021-11-05)[2]		500,000	18,624
Lapse of unexercised options at $1.94 (2021-11-30)		(14,493)	(28,813)
Lapse of unexercised options at $1.94 (2022-06-14)		(24,721,108)	(144,648)
ESOP unlisted options granted at $0.12 (2022-06-27)[2]		-	36,306
Balance at 30 June 2022		19,873,877	3,053,197
Share-based payment expenses - options[2]		1,430,000	104,753
Lapse of unexercised options		(8,424,157)	(156,392)
Share-based payment expenses - performance rights[3]		-	122,201
Balance at 30 June 2023		12,879,720	3,123,759

1.	Given the shareholders’ approval at the AGM held on 29 October 2020, a total of 9,000,000 ESOP Options were issued to directors on 13 November 2020.

2.	During the fiscal year 2022, a total of 2,930,000 options were granted to key management personnel. 500,000, 1,000,000 and 1,430,000 options were granted under OIP to Dr. Jerry Kanellos on 26 October 2021, Mr. Paul Brennan on 16 March 2022 and Mr. Steven Lydeamore on 27 June 2022, respectively. 1,430,000 options have been issued to Mr. Steven Lydeamore in July 2022. 1,000,000 options granted to Mr. Brennan upon his appointment are subject to shareholders’ approval after the current reporting period.

3.	During the fiscal year 2023, performance rights with a total value of $122,201 were granted to key management personnel and staff as part of their performance bonus. 1,688,839 performance rights were subsequently issued after the reporting period, on 12 July 2023. In which, 1,147,083 and 179,664 performance rights were issued to Mr. Steven Lydeamore and Dr. Jerry Kanellos as part of their fiscal year 2023 performance bonus of $83,000 and $13,000, respectively. These performance rights have nil exercise price, exercisable on issue and expiring on 12 July 2027.

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

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur in Australia, the United States, Canada and the rest of the world.

Financial breakdown

The segment information for the reportable segments for the year ended June 30, 2023 is as follows:

	Research and development	Hyperimmune products	Corporate	Total
2023	A$	A$	A$	A$
Hyperimmune products revenue	-	1,804,705	-	1,804,705
Cost of sales of goods	-	(495,558)	-	(495,558)
Gross profit	-	1,309,147	-	1,309,147
Other income	2,551,813	39,685	-	2,591,498
Fair value gains/(losses)to financial assets	-	-	(523,666)	(523,666)
Net foreign exchange gains/(losses)	-	-	363,724	363,724
Movement in inventory provision	-	430,932	-	430,932
General and administrative expenses	(460,251)	26,256	(3,786,910)	(4,220,905)
Research and development expenses	(2,592,145)	-	-	(2,592,145)
Selling and marketing expenses	-	(927,423)	-	(927,423)
Operating profit/(loss)	(500,583)	878,597	(3,946,852)	(3,568,838)
Finance income	-	-	116,323	116,323
Finance costs	-	-	(9,652)	(9,652)
Share of loss from associates	-	-	(324,340)	(324,340)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(500,583)	878,597	(4,164,521)	(3,786,507)
Assets
Segment assets	398,391	2,078,643	19,511,148	21,988,182
Total assets	398,391	2,078,643	19,511,148	21,988,182
Liabilities
Segment liabilities	604,018	206,524	1,560,804	2,371,346
Total liabilities	604,018	206,524	1,560,804	2,371,346

The segment information for the reportable segments for the year ended June 30, 2022 is as follows:

	Research and development	Hyperimmune products	Corporate	Total
2022	A$	A$	A$	A$
Hyperimmune products revenue	-	765,193	-	765,193
Cost of sales of goods	-	(241,691)	-	(241,691)
Gross profit	-	523,502	-	523,502
Other income	933,140	24,585	-	957,725
Net foreign exchange gains/(losses)	-	-	247,558	247,558
General and administrative expenses	-	(164,087)	(3,360,301)	(3,524,388)
Research and development expenses	(657,715)	-	-	(657,715)
Selling and marketing expenses	-	(416,537)	-	(416,537)
Operating profit/(loss)	275,425	(32,537)	(3,112,743)	(2,869,855)
Finance income	-	-	21,785	21,785
Finance costs	-	-	(6,184)	(6,184)
Income tax expense	-	-	-	-
Profit/(loss) for the year	275,425	(32,537)	(3,097,142)	(2,854,254)

Assets
Segment assets	257,500	1,688,910	22,909,414	24,855,824
Total assets	257,500	1,688,910	22,909,414	24,855,824

Liabilities
Segment liabilities	7,053	150,151	1,521,219	1,678,423
Total liabilities	7,053	150,151	1,521,219	1,678,423

The segment information for the reportable segments for the year ended June 30, 2021 is as follows:

	Research and development	Hyperimmune products	Corporate	Total
2021	A$	A$	A$	A$
Hyperimmune products revenue	-	145,776	-	145,776
Cost of sales of goods	-	(51,071)	-	(51,071)
Gross profit	-	94,705	-	94,705
Other income	431,030	24,480	161,600	617,110
Net foreign exchange gains/(losses)	-	-	(582,528)	(582,528)
Movement in inventory provision	-	(759,765)	-	(759,765)
General and administrative expenses	-	-	(6,094,692)	(6,094,692)
Research and development expenses	(1,367,054)	-	-	(1,367,054)
Selling and marketing expenses	-	(287,684)	-	(287,684)
Operating profit/(loss)	(936,024)	(928,264)	(6,515,620)	(8,379,908)
Finance income	-	-	9,204	9,204
Finance costs	-	-	(13,761)	(13,761)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(936,024)	(928,264)	(6,520,177)	(8,384,465)

Assets
Segment assets	306,154	1,587,672	25,159,280	27,053,106
Total assets	306,154	1,587,672	25,159,280	27,053,106

Liabilities
Segment liabilities	243,565	284,657	629,827	1,158,049
Total liabilities	243,565	284,657	629,827	1,158,049

Information on geographical regions:

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2023	A$	A$	A$	A$	A$
Hyperimmune products revenue	1,100,725	642,819	1,201	59,960	1,804,705
Revenue from external customers	1,100,725	642,819	1,201	59,960	1,804,705

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2022	A$	A$	A$	A$	A$
Hyperimmune products revenue	143,378	501,228	63,172	57,415	765,193
Revenue from external customers	143,378	501,228	63,172	57,415	765,193

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2021	A$	A$	A$	A$	A$
Hyperimmune products revenue[1]	(10,308)	4,264	101,639	50,181	145,776
Revenue from external customers	(10,308)	4,264	101,639	50,181	145,776

1.	Returns are provided where outlined in a customer’s agreement.

Information on major customers:

During the years ended June 30, 2023, 2022 and 2021, the Company had the following major customers in the hyperimmune product segment with revenues amounting to 10 percent or more of total group revenues:

	2023 A$	2022 A$	2021 A$
Customer A	626,107	99,792	-
Customer B	465,614	253,803	23,214
Customer C	236,437	-	-
Customer D	223,504	-	-
Customer E	-	263,137	-
Customer F	-	-	41,040
Customer G	-	-	27,563
Customer H	-	-	25,319
Customer I	-	-	22,886
	1,551,662	616,732	140,022

Note 16. Cash Flow Information

(a)	Reconciliation of cash flow from operations with loss after income tax

	30 June 2023 A$	30 June 2022 A$	30 June 2021 A$

Net Loss for the Year	(3,786,507)	(2,854,254)	(8,384,465)

Adjustments for
Depreciation expense	48,662	26,613	43,662
Lease modification	-	15,993	-
Distribution costs	-	35,000	-
Expected credit losses	19,111	8,809	(30,055)
Finance costs	9,652	6,184	13,761
Finance income	(116,323)	(21,785)	(9,204)
Leave provision expense	27,235	45,470	53,610
Share-based payment expenses	226,954	94,891	2,116,013
Unrealized net foreign currency gains	(422,881)	(234,794)	592,243
Change in operating assets and liabilities:
Add decrease in trade and other receivables	226,365	(336,998)	23,037
Add (increase) / decrease in inventories	(776,100)	275,605	960,920
Add (increase) / decrease in other operating assets	414,249	(494,143)	(45,065)
Add increase in financial assets	848,006		-
Add (decrease) / increase in trade and other payables	31,876	285,616	586,796
Add (decrease) / increase in other operating liabilities	654,506	285,616	-
	(2,595,195)	(3,147,793)	(4,078,747)

(b)	Non-cash financing and investing activities

See Note 17 for details regarding issues of options to employees and for details surrounding the issue of shares to suppliers.

Note 17. Share-based Payments

a)	Executive share and option plan

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

Set out below are summaries of all listed and unlisted options, including those issued under OIP:

	2023		2022		2021
	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options

As at 1 July	0.37	19,873,877	0.31	45,309,478	0.40	42,807,118
Granted during the year	0.12	1,430,000	0.25	500,000	0.28	11,560,000
Exercised during the year	-	-	-	-	0.23	(4,057,640)
Forfeited/lapsed during the year	0.48	(8,424,157)	0.27	(25,935,601)	0.50	(5,000,000)
As at 30 June	0.27	12,879,720	0.37	19,873,877	0.31	45,309,478
Vested and exercisable at 30 June	0.27	12,610,802	0.37	19,538,877	0.31	45,309,478

Share options outstanding at the end of the year have the following expiry date and exercise prices:

		Exercise price		Share options	Share options	Share options
Grant date	Expiry date	(A$ unless stated otherwise)		30 June 2023	30 June 2022	30 June 2021
2012-06-29	2021-11-30		1.944	-	-	14,493
2012-06-29	2022-01-17		1.876	-	-	29,668
2017-06-13 (warrants)	2022-06-13	USD	0.25	-	-	24,493,200
2018-03-15	2023-03-15		0.468	-	7,897,647	7,897,647
2017-06-09 (warrants)	2022-06-08	USD	0.3125	-		198,240
2018-03-15	2023-03-15		0.585	-	526,510	526,510
2019-05-23 (warrants)	2024-05-23	USD	0.125	173,600	173,600	173,600
2019-07-16 (warrants)	2024-07-16	USD	0.125	116,120	116,120	116,120
2018-07-13	2021-07-01		0.500	-	-	1,200,000
2019-11-06	2024-02-10		0.500	-	-	-
2020-10-29	2024-04-14		0.12	8,100,000	8,100,000	8,100,000
2020-07-24 (warrants)	2025-07-21	USD	0.5859	2,560,000	2,560,000	2,560,000
2021-10-26	2025-10-26		0.25	500,000	500,000	-
2022-06-27	2026-06-27		0.12	1,430,000	-	-
Total				12,879,720	19,873,877	45,309,478

Weighted average remaining contractual life of options outstanding at end of period				1.35	1.54	1.58

(i)	Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

No options were granted under OIP during the year ended June 30, 2023.

The model inputs for options granted under OIP during the year ended June 30, 2022 included:

Grant date	Expiry date	Exercise price (A$)	No. of options		Share price at grant date (A$)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option (A$)

2021-10-26	2025-10-26	0.25	500,000		0.12	131.70%	0.00%	0.69%	0.0886
2022-06-27	2026-06-27	0.12	1,430,000	*	0.07	128.10%	0.00%	3.31%	0.0530
2022-03-15	2026-06-27	0.12	1,000,000	*	0.07	128.10%	0.00%	3.31%	0.0530
			2,930,000

*	1,430,000 options granted to Mr. Steven Lydeamore on 27 June 2022 and subsequently issued after the reporting period, on 1 July 2022. 1,000,000 options granted to Mr. Paul Brennan on 15 March 2022.

The model inputs for options granted under OIP during the year ended June 30, 2021 included:

Grant date	Expiry date	Exercise price (A$)	No. of options	Share price at grant date (A$)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option (A$)

2020-07-24	2025-07-21	0.83	2,560,000	0.50	127.93%	0.00%	0.43%	0.4035
2020-10-29	2024-04-14	0.12	9,000,000	0.25	142.70%	0.00%	0.13%	0.2189
			11,560,000

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

b)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period were as follows:

	2023 A$	2022 A$	2021 A$
Options issued under OIP	104,753	54,930	1,970,100
Shares issued under OIP	-	39,960	-
Performance rights issued under OIP[1]	122,201	-	-
Other share-based payments to KMP[2]	-	-	145,913
	226,954	94,890	2,116,013

[1]

It was agreed that performance bonus for selected employees for the year ended 30 June 2023 would be paid in performance rights rather than cash. Performance rights to be issued to employees are long-term incentives under OIP. However, the performance rights for the current financial year have not been issued as at 30 June 2023.

2.	In fiscal 2021, due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees and instead receive shares of that value. As at 30 June 2021, shares have been issued to directors for the director fees of $145,913 incurred during the financial year ended 30 June 2021 and $73,088 incurred during the financial year ended 30 June 2020, given the shareholders’ approval at the AGM held on 29 October 2020.

Note 18. Related Party Transactions

(a)	Subsidiaries and associates

Interests in subsidiaries and associates are set out in note 10(a) and 10(b), respectively.

(b)	Transactions with other related parties

The following transactions occurred with related parties:

	2023 A$	2022 A$	2021 A$
Amounts settled in cash or shares for goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	99,667	154,364	110,607
Legal services by key management personnel (ii)	-	20,000	-
Other (iii)	17,065	-	-

(i)	Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	rental of an office suite (Wattle Laboratories Pty Ltd); and

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non-executive director, Mr. Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases. The lease was recently renewed for a three-year term commencing January 1, 2019 with an additional three-year option period. This lease was extended on January 1, 2022 including an extension option for a further 3 years by written request to the landlord before December 31, 2024. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30, 2021, 2022 and 2023, we paid Wattle A$40,607, A$42,364 and A$44,667 (excluding Goods and Services Tax), respectively.

●	warehousing, distribution and invoicing services (Grandlodge Capital Pty Ltd or “Grandlodge”).

Grandlodge Capital Pty Ltd is an entity part-owned and operated by our non-executive director Mr. Stephen Anastasiou. Mr. Peter Anastasiou (a director resigned on September 24, 2021) and Mr. David Plush are also owners of Grandlodge, and its associated entities.

Commenced on June 1, 2013, Grandlodge provides warehousing, distribution and invoicing services for our products for A$70,000 per year. The terms of the agreement were to have fees payable in new fully paid ordinary shares in Immuron Limited as a set price of A$0.16 per share.

Grandlodge was contracted on commercial terms in annual agreements commenced on July 1, 2020 and 2021 to provide warehousing, distribution and invoicing services for Immuron’s products for A$70,000 and A$77,000 per annum, respectively. The terms of the agreement were to have fees payable in cash. Furthermore, in fiscal 2022 an additional A$35,000 was recognized and paid in shares to Grandlodge as per the shareholders’ approval at the AGM held on December 15, 2021.

A new annual agreement commenced on July 1, 2022. Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron’s products for A$55,000 per annum.

Grandlodge is reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the oral agreement, unless both Grandlodge and we agree to an alternative method of payment. The oral agreement may be terminated by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2023 A$	2022 A$	2021 A$
Amounts settled in cash or shares during the period
Rental of an office suite from Wattle Laboratories Pty Ltd	44,667	42,364	40,607
Services rendered by Grandlodge Capital Pty Ltd	55,000	112,000	70,000
	99,667	154,364	110,607

ii) Legal services by key management personnel

There were no legal services provided by key management personnel during the fiscal year 2023. During the fiscal year 2022, the group engaged a non-executive director, Mr Daniel Pollock, for legal services which amounted to $20,000.

iii) Other

During the fiscal year 2023, the group engaged a related party to Chief Operating Officer as a casual staff for monitoring of owned and external online channels for product related questions and pharmacovigilance, which amounted to $17,065 including superannuation.

(c)	Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2023 A$	2022 A$	2021 A$
Current payables (purchases of goods and services)
Entities controlled by key management personnel	55,000	77,000	70,000

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

Exposure

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2023			2022
	USD $	CAD $	HKD $	USD $	CAD $	ILS $
Cash and cash equivalents	4,770,507	14,293	-	3,138,079	29,224	-
Trade receivables	46,821	-	-	279,986	-	-
Trade payables	577,644	1,841	24,636	73,430	803	2,240
Total exposure	5,394,972	16,134	24,636	3,491,495	30,027	2,240

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

The group has conducted a sensitivity analysis of its exposure to foreign currency risk. The group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 5.8% (2022: 5.8%)

	Impact on loss for the period		Impact on other components of equity
	2023 A$	2022 A$	2023 A$	2022 A$
USD/AUD exchange rate – change by 5.8% (2022: 5.8%)	312,908	202,507	37	6,567

*	Holding all other variables constant

Loss is more sensitive to movements in the AUD/USD exchange rates in 2023 than 2022 because of the increased amount of USD denominated cash and cash equivalents and the increased variability of the AUD/USD exchange rate. Equity is less sensitive to movements in the AUD/USD exchange rates in 2023 than 2022 because of the decreased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group’s exposure to other foreign exchange movements is not material.

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

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2023 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

On that basis, the loss allowance as at June 30, 2023 was determined as follows for trade receivables:

	Days past due
30 June 2023	Current A$	1-30 A$	31-60 A$	61-90 A$	91-120 A$	121+ A$	Total A$
Expected credit loss rate[1]	59.42%	0.00%	61.57%	66.75%	0.00%	0.00%
Gross carrying amount[1]	44,345	-	3,294	(690)	-	-	46,949
Loss allowance	26,352	-	2,028	(460)	-	-	27,920

1.	Trade receivables balance of $46,949 represents 2.6% of $1,804,705 revenue from contracts with customers of the current fiscal year. Based on the expected credit losses assessment and review of individual accounts, $27,920 was provided for. Subsequent to 30 June 2023, above 90% of the trade receivables balance has since been received in cash.

On that basis, the loss allowance as at June 30, 2022 was determined as follows for trade receivables:

	Days past due
	Current	1-30	31-60	61-90	91-120	121+	Total
30 June 2022	A$	A$	A$	A$	A$	A$	A$
Expected credit loss rate	0.00%	0.00%	13.08%	24.14%	26.84%	0.00%
Gross carrying amount	288,877	56,313	60,840	2,751	693	4,731	414,205
Loss allowance	-	-	7,959	664	186	-	8,809

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

Contractual maturities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
of financial liabilities	A$	A$	A$	A$	A$	A$	A$
At 30 June 2023
Trade and other payables	798,743	-	-	-	-	798,743	798,743
Lease liabilities	19,165	19,602	40,556	109,769	-	189,092	189,092
Total	817,908	19,602	40,556	109,769	-	987,835	987,835
At 30 June 2022
Trade and other payables	748,980	-	-	-	-	748,980	748,980
Lease liabilities	16,994	17,382	35,962	139,449	-	209,787	209,787
Total	765,974	17,382	35,962	139,449	-	958,767	958,767

Note 20. Events occurring after the Reporting Date

On 30 June 2023, the company announced the transition of Mr. Paul Brennan from Non-Executive Director to Chairman, effective 1 July 2023. Dr. Roger Aston will continue on the Board, transitioning from Chairman to Non-Executive Director. Also effective on 1 July 2023, Mr. Paul Brennan assumed the special responsibilities as a member of the audit and risk committee and chair of the remuneration and nomination committee, replacing Dr. Roger Aston’s committee roles.

Immuron elected to not exercise its option to acquire 735,000 Ateria shares prior to the option expiry date of 31 July 2023.

On 9 August 2023, the Therapeutic Goods Administration (TGA) has given GMP Clearance for Immuron’s packaging supplier allowing Travelan® to be released for sale in Australia to retail pharmacy wholesalers and other customers.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Note 21. Parent entity financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2023 A$	2022 A$
Balance sheet
Current assets	20,348,996	23,685,902
Non-current assets	1,580,065	1,181,517
Total assets	21,929,061	24,867,419
Current liabilities	2,213,981	1,498,834
Non-current liabilities	152,207	175,447
Total liabilities	2,366,188	1,674,281

Shareholders’ equity
Share capital	88,436,263	88,436,263
Reserves
Share-based payments	3,123,759	3,053,197
Accumulated losses	(71,997,149)	(68,296,322)
	19,562,873	23,193,138
Loss for the year	3,700,827	2,781,085
Total comprehensive loss	3,700,827	2,781,085

(b)	Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2023 (2022: nil).

(c)	Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 30 June 2023 or 30 June 2022.

(d)	Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2023 (2022: nil).

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

Note 22. Auditors’ Remuneration

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

(i) Audit services

	Year Ended June 30,
	2023 A$	2022 A$
Audit and review of financial statements [1]	241,583	173,631
	241,583	173,631

1	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(ii) All other fees

	Year Ended June 30,
	2023 A$	2022 A$
EMDG grant consulting services	3,000	-
	3,000	-

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

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)  the financial statements and Notes set out on pages F-1 to F-45 are in accordance with the Corporations Act 2001, including:

(i) Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii) Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2023 and of its performance for the fiscal year ended on that date, and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

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

/s/ Paul Brennan
Chairman

Melbourne, September 28, 2023

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference
				Filing Date/ Period End
		Form	Exhibit	Date
1.1	Constitution of Registrant.	F-1	3.1	12/21/2016
2.1	Form of Amended and Revised Deposit Agreement between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares	F-1/A	4.1	5/8/2017
2(d)*	Description of Securities
4.1	Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 28, 2013	F-1/A	10.1	2/9/2017
4.2	Variation of Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 21, 2016 (1)	F-1/A	10.2	2/9/2017
4.3	Marketing and Master Distribution Agreement by and between Immuron Limited and UniFirst-First Aid Corporation d/b/a MEDIQUE Products dated as of June 28, 2016 (1)	F-1/A	10.3	2/9/2017
4.4	Convertible Security and Share Purchase Agreement by and between Immuron Limited and SBI Investments dated February 16, 2016	F-1/A	10.8	4/10/2017
4.5	Executive Service Agreement by and between Immuron Limited and Dr. Jerry Kanellos dated July 23, 2015	F-1/A	10.10	2/9/2017
4.6	Commercial Lease Agreement with Wattle Laboratories Pty Ltd.	20-F	4.5	9/9/2022
4.7	Form of Underwriting Agreement by and between Immuron Limited and ThinkEquity, a Division of Fordham Financial Management, Inc. dated May 23, 2019	6-K	1.1	5/24/2019
4.8	Form of Underwriting Agreement by and between Immuron Limited and ThinkEquity, a Division of Fordham Financial Management, Inc. dated July 16, 2019	6-K	1.1	7/19/2019
4.9	Form of Securities Purchase Agreement dated as of July 21, 2020 between Immuron Limited and the investors listed therein	6-K	10.1	7/23/2020
4.10	Engagement Letter by and between Immuron Limited and H.C. Wainwright & Co., LLC dated July 20, 2020	6-K	10.2	7/23/2020
4.11	Amendment to Engagement Letter by and between Immuron Limited and H.C. Wainwright & Co., LLC dated July 22, 2020	6-K	10.3	7/23/2020
4.12	Form of Compensation Warrant to be issued by Immuron Limited on July 23, 2020	6-K	10.4	7/23/2020
4.13*	Executive Service Agreement by and between Immuron Limited and Mr. Steven Lydeamore dated May 5, 2022
8.1	List of Subsidiaries of the Registrant.	20-F	8.1	10/28/2019
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1*	Consent of Grant Thornton Audit Pty Ltd
23.2*	Auditor’s Independence Declaration
23.3*	Independent Auditor’s Report
101. INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Confidential treatment has been sought for certain portions of this document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Immuron Limited

By:	/s/ Steven Lydeamore
Steven Lydeamore
Chief Executive Officer

Dated: September 28, 2023