Form 20-F
period 2024-06-30
Immuron Ltd
filed 2024-10-01
CIK 1660046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Telephone: +61 (0)3 9824 5254

Fax: +61 (0)3 9822 7735

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

The number of outstanding ordinary shares, as of June 30, 2024, was 227,998,346 ordinary shares.

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

We may not be successful in obtaining or maintaining other rights necessary for the development of our pipeline through acquisitions and in- licenses.

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

We have incurred losses in every period since we began operations in 1994 and we have reported net losses of A$6,936,957, A$3,786,507 and A$2,854,254 during the fiscal years ended June 30, 2024, 2023, and 2022, respectively. As of June 30, 2024, our accumulated deficit was A$78,968,396. We may continue to incur additional operating losses for the next several years as we expand our research and development activities for the treatment of infectious diseases, commence new trials for our product candidates IMM-124E for Traveler’s Diarrhea and IMM-529 for C. difficile, and potential other assets/indications. We may never be able to achieve or maintain profitability.

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

As of June 30, 2024, we had A$11,657,315 in cash and cash equivalents. Developing prescription products is expensive and we may need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We may seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

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

We expect to receive refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a refundable cash offset pegged at 18.5% above the corporate tax rate, which is currently 25% for Immuron, providing a 43.5% refundable tax offset of eligible research and development expenditures by small to medium size Australian entities during the year ended June 30, 2024, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss. There will also be no cap on the refundable tax offset. We have historically received refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures by small to medium size Australian entities during the previous financial year, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss.

The Research and Development Tax Incentive refunds are made by the Australian federal government for eligible research and development purposes based on the filing of an annual application and subsequent income tax returns for the fiscal year. We recognized Research and Development Tax Incentive refunds in the fiscal years ended June 30, 2024 and 2023 of A$764,981 and A$392,877 respectively. We have recognized a receivable of A$768,370 for the fiscal year ended June 30, 2024 offset by an over estimation for prior period of $3,389.

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

We, or our licensing partners, may seek regulatory approval for our products or product candidates in multi-jurisdictions, accordingly, we expect that we will be subject to additional risks for our products and product candidates related to operating in foreign countries if we obtain the necessary approvals, including:

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

We may not be successful in obtaining or maintaining other rights necessary for the development of our pipeline through acquisitions and in- licenses.

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

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel, including Mr. Steven Lydeamore who is currently our Chief Executive Officer and Dr. Jerry Kanellos who is currently our Chief Scientific Officer.

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

We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are developing, and may in the future try to develop, product candidates. We are aware of multiple companies that are working in the field of infectious diseases, travelers’ diarrhea and C. difficile therapeutics, including Proctor and Gamble, Scandinavian (Rifaxamin) BioPharma (ETVAX), Eveliqure Biosciences, Lumen Bioscience and Sigmoid Pharma which are all developing therapeutics for travelers’ diarrhea and Crestone Pharma, Vedanta Biosciences, BiomeBank and Lumen Bioscience for C.difficile.

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

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third- party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the U.S. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

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

We have not yet secured manufacturing capabilities for commercial quantities of vaccines and hyper-immune bovine colostrum powder for our product candidates or established facilities in the desired locations to support commercialization of our product candidates. We intend to rely on third-party manufacturers for commercialization, and currently we have only entered into agreements with such manufacturers to support our clinical trials for IMM-124E. We may be unable to negotiate agreements with third-party manufacturers to support our commercialization activities on commercially reasonable terms.

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

A material breach in security relating to the Company’s information systems and regulation related to such breaches, cyber-attacks, or other disruptions could adversely affect the Company, expose us to liability and affect our business and reputation.

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. Cybersecurity attacks are becoming more sophisticated and include malicious software, ransomware, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data, substantially damaging the Company’s reputation. Any person who circumvents the security measures could steal proprietary or confidential customer information or cause interruptions in the Company’s operations.

We are increasingly dependent on our information technology systems and infrastructure for our business. We, our collaborators and our service providers collect, store, and transmit sensitive information including intellectual property, proprietary business information, and personal information in connection with our business operations. The secure maintenance of this information is critical to our operations and business strategy. Some of this information could be an attractive target of criminal attack by third parties with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” disgruntled current or former employees, nation-state and nation-state supported actors, and others. Cyber-attacks are of ever-increasing levels of sophistication, and despite our security measures, our information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance.

We have implemented information security measures to protect our systems, proprietary information, and sensitive data against the risk of inappropriate and unauthorized external use and disclosure and other types of compromise. However, despite these measures, and due to the ever-changing information cyber-threat landscape, we cannot guarantee that these measures will be adequate to detect, prevent or mitigate security breaches and other incidents and we may be subject to data breaches through cyber-attacks, malicious code (such as viruses and worms), phishing attacks, social engineering schemes, and insider theft or misuse. Any such breach could compromise our networks and the information stored there could be accessed, modified, destroyed, publicly disclosed, lost or stolen. If our systems become compromised, we may not promptly discover the intrusion.

Any security breach or other incident, whether real or perceived, could cause us to suffer reputational damage. Such incidents could result in costs to respond to, investigate and remedy such incidents, notification obligations to affected individuals, government agencies, credit reporting agencies and other third parties, legal claims or proceedings, and liability under our contracts with other parties and federal and state laws that protect the privacy and security of personal information. The Company’s failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could significantly harm the Company’s reputation and business and financial results.

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

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti- Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly- publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development costlier. Additional legislation or regulation, if any, relating to the implementation of cost containment measures or other aspects of drug development may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition and results of operations.

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2024, our cumulative operating losses have a total potential tax benefit of A$14,861,849 at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and for losses generated prior to January 1, 2018 for up to 20 years in the U.S. as long as certain conditions are met. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, as amended. Our carry forward net operating losses in the U.S. first start to expire in 2035.

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

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. As of June 30, 2024, our management determined that we had no material weaknesses in our internal control over financial reporting. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our ordinary shares and ADSs could drop significantly.

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

Our status as a PFIC may also depend, in part, on how quickly we utilize any cash proceeds from any offering. Since PFIC status depends on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of our ordinary shares or ADS, which may be volatile, there can be no assurance that we will not be a PFIC for any taxable year. While we expect that we were not a PFIC for our taxable year ended June 30, 2024, no assurance of our PFIC status can be provided for such taxable year or future taxable years. Prospective U.S. investors should discuss the issue of our possible status as a PFIC with their tax advisors. U.S. Holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

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

As we will mention in “Our Strategy” in the section “B. Business Overview” below, in the three fiscal years ended June 30, 2024, we have been advancing our lead oral polyclonal antibody drug candidates presently in clinical development for the treatment of moderate to severe campylobacteriosis, travelers’ diarrhea and to treat recurrent C. difficile infections (CDI); together with continuing to invest in and growing Travelan and Protectyn sales worldwide, including in the U.S., Australia, Canada, and in new markets.

Since inception until June 30, 2024, we were not required to invest material amounts for capital expenditures since our development efforts took place at research facilities operated by institutions with which we have relationships. Over the three fiscal years ended June 30, 2024, the total capital expenditure amounted to A$17,981 for purchases of plant and equipment.

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

Travelan® and Protectyn® sales for fiscal year 2024, 2023 and 2022 were A$4.9million, A$1.80 million, and net: A$765 thousand respectively.

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

1. Travelan® Biologics License Application (BLA)

Immuron has an immediate focus on seeking FDA approval of Travelan® to prevent travelers’ (TD) diarrhea. According to the Centers for Disease Control and Prevention (CDC), an estimated 10 million international travelers develop travelers’ diarrhea every year. Approval of Travelan® as a preventative treatment for TD is expected to significantly increase commercial opportunities for Travelan® in the U.S., particularly as Travelan® is a non-antibiotic treatment having a considerable record of successful treatment. The company was awarded a USD $3.43 million grant from the US Department of Defense to test the efficacy of one large daily dose regimen of Travelan® in a controlled human infection model (CHIM) clinical study using the ETEC strain H10407. This dose regime is potentially more amenable for use in military populations. The US Naval Medical Research Command (NMRC), Silver Spring, MD, USA was also awarded over USD $1 million in a separate grant to provide immunological support for the Immuron clinical program. The company submitted an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) and obtained approval in December 2022. On October 4, 2022, Immuron announced execution of a clinical trial master service agreement with Maryland, Baltimore, USA based Pharmaron CPC, Inc. Up to 60 volunteers were enrolled in the clinical study and were randomly assigned to receive either a once-daily dose of 1200 mg of Travelan® or placebo. On March 7, 2024 interim analysis summarizing the data for a total of 60 subjects who completed the inpatient challenge component of this current clinical study were announced. Last patients last visits commenced in April this year and final clinical study report is anticipated to be completed by the end of September 2024. The company plans to hold an end of Phase 2 meeting with the U.S Food and Drug Administration to discuss the pivotal Phase 3 registration strategy and planned clinical trials including recommended dosing to support a Biologics License Application (BLA) for Travelan® as a prophylactic medicine for Travelers’ Diarrhea.

The US Department of Defense Uniformed Services University (USU) have also been awarded grant funding to conduct a clinical trial to evaluate the efficacy of Travelan® in Travelers’ Diarrhea. Enrollment of 866 deployed military personnel or travelers will occur at sites within the Uniformed Services University of the Health Sciences Infectious Disease Clinical Research Program (IDCRP) network and the UK military. Subjects will be randomized to receive a masked regimen of Travelan®, or placebo. Findings from the clinical study will inform strategies for Defense Force Health Protection. The P2TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region. As of June 30, 2024 the USU had enrolled 75% of the targeted 866 participants in the clinical trial.

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

Our second clinical asset IMM-529 is an oral biologic that targets the Clostridioides difficile (C. difficile) bacterium, IMM-529 can protect and prevent against enteric diarrheal symptoms associated with C.difficile infection. We have evidence to suggest IMM-529 treatment is effective and does not destroy the microbiome which is a side effect of treatment with many antibiotics. IMM-529 allows the microbiome to return to a healthy state while treating C. difficile infection (CDI). The antibodies in IMM-529 have been generated against the essential C. difficile virulence components, specifically, spores, vegetative cells and toxin B and shown to bind and neutralize a variety of human and animal C. difficile isolates. IMM-529, which was developed in collaboration with world-leading C.difficile Key Opinion Leader, Dr. Dena Lyras and her team at Monash University, has a Triple-Action MOA (antibodies to Toxin B + Spores + Vegetative Cells). It is a three-pronged approach that is novel, and which has yielded exceptional results in pre-clinical studies including (1) Prevention of primary disease, (2) Treatment of primary disease and (3) Suppression of recurrence. To date this is the only investigational drug that has showed positive therapeutic benefits in all three phases of the disease. In the preclinical stage, prevention studies demonstrated an 80% efficacy without the use of antibiotics. Furthermore, in treatment studies an 80% efficacy was demonstrated without the use of antibiotics like vancomycin. In relapse studies a 90% survival rate was noticed vs 22% survival rate in the control group. To our knowledge, it is to date the only investigational drug that has showed therapeutic benefits in all three phases of the disease. The Company’s plan to file an IND with FDA for further development of the drug candidate, with the initial focus on treating patients with recurrent disease. The trial is designed to study a total of 60 patients, diagnosed with CDI and have received standard of care antibiotic treatment. The primary objective is to assess IMM-529 safety and tolerability, while secondary end points are to evaluate the preliminary efficacy of IMM-529 as evaluated by duration and severity of symptoms and rate of disease recurrence. On July 1, 2024, the Company filed pre-IND with the FDA. The complete pre-IND briefing package was submitted to the FDA on July 30, 2024. The Company had a Pre-investigational new drug application (pre-IND) (Type B) meeting with the FDA on September 5, 2024. Following the FDA’s guidance and feedback, the Company now plans to file an investigational new drug (IND) application for IMM-529 to prevent or treat Clostridioides difficile infection (CDI) during the first half of 2025, followed by a Phase 2 trial of IMM-529 in individuals with Clostridioides difficile infection.

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

CDI is an infection of the colon caused by the bacteria Clostridioides difficile that produces toxins that cause inflammation and severe diarrhea. CDI can also result in serious disease complications including bowel perforation, toxic megacolon and sepsis, and it can prove fatal in the most severe cases. In recent years, increases in the frequency and severity of CDI have been observed worldwide, as well as an increased risk of community-associated CDI, and CDI in persons previously thought to be low risk. It is estimated that CDI affects up to 1.2% of hospitalized patients in the United States, representing an estimated cost of USD 4.8 billion per year (source: CDC). In Europe, the estimated cost is approximately 3 billion per year, which is likely to increase concomitantly with a more elderly society; more than 134 million Europeans will be >65 years by 2050. In addition to hospitalization, the most significant predisposing factors for CDI include advanced age (>65 years) and antibiotic therapy (disrupts the normal gut microbiota). The most common antibiotics implicated to date include broad-spectrum cephalosporins, fluoroquinolones and clindamycin. The only remaining effective therapeutic agents are, vancomycin and fidaxomicin. Vancomycin and fidaxomicin are the current standard of care, accounting for 80% of patients share in the US. However, these two therapies are plagued by a 25% rate of CDI recurrences and each recurrence predisposes to further recurrence. After two or more episodes of recurrence, the risk of subsequent recurrence may reach 65%. This underscores the need for new treatments. Against this backdrop, the last decade has seen the emergence of a new epidemic of CDI characterized by increased frequency and severity of enteric disease and increased resistance to antibiotic therapy.

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

3.	Campylobacter and Enterotoxigenic Escherichia coli (CampETEC) therapeutic

The Company is collaborating with the US Naval Medical Research Command (NMRC), Silver Spring, MD, USA to develop and clinically evaluate a new therapeutic to protect against Campylobacter and Enterotoxigenic Escherichia coli (ETEC) infections. The new Hyper-immune therapeutic contains high levels of antibodies which specifically target key protective antigenic targets Campylobacter jejuni capsule and Enterotoxigenic Escherichia coli (ETEC) colonization factor antigen I (CFA/I). The NMRC submitted an IND application to the FDA and received approval in May 2023 for the new oral therapeutic and is preparing to commence the first clinical trials in the United States following approval of the application. The safety and protective efficacy of the product will be tested utilizing a controlled human infection-model clinical trials. This trial is designed to focus on the ability of the hyper-immune product to protect volunteers against moderate to severe Campylobacteriosis. A total of 30 volunteers were enrolled in the study and randomly assigned to either C. jejuni or placebo. The clinical study has been completed. An expert adjudication committee was held on August 23, 2024. The committee will review and rate the diarrhea severity calculation versus the adverse event severity rating and stool grading. Full data lock and unblinding is anticipated in late September 2024.

Immuron’s IMM-124E used to manufacture Travelan® and Protectyn® demonstrates antiviral activity against the COVID-19 virus in laboratory studies

Immuron announced to the market in August 2022 that it has deprioritized SARS-CoV-2 research to focus on the clinical development of our more advanced stage therapeutic drug candidates. Immuron has dedicated significant resources to interrogate the mechanism of SARS-CoV-2 protection, however, the mechanism of how IMM-124E provides protection against SARS-CoV-2 viral infection remains unclear. In consideration of our research findings, the rapid evolution of the virus and changing treatment landscape presents significant challenges to conduct a clinical trial for SARS-CoV-2 with IMM-124E

Immuron has previously reported IMM-124E research investigations demonstrating neutralizing activity against SARS-CoV-2 (ASX announcements dated 13 May 2021, 15 December 2020, and 21 July 2020). The company has been pursuing the antiviral activities of IMM-124E, focusing on establishing a better understanding of the mechanism of action associated with these initial observations. CSIRO conducted Quantitative Mass Spectrometry analysis (LC-MS/MS) to identify potential antiviral agents that are significantly enriched in IMM-124E. Quantitative proteomics identified at least 53 proteins that are significantly overexpressed in IMM-124E compared to the Milk Powder control samples. This included 17 immunoglobulin- like proteins that appear to be enriched between two- to nine-fold in Immuron Colostrum drug substance and several small antimicrobial proteins known to function in defense against bacterial infections. Testing completed by Research Scientists at the Peter Doherty Institute for Infection and Immunity detected no neutralizing antibodies in IMM-124E targeting SARS-CoV-2 (COVID-19) virus. Researchers analyzed immune fractions of IMM-124E, previously isolated by Monash University Scientists at the Biomedicine Discovery Institute, for antibody-mediated viral neutralization. Antiviral activity was undetectable in these immune fractions, suggesting an alternative, non-specific, mode of action is responsible for earlier preliminary results.

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

Immuron’s clinical development collaboration with the US Department of Defense (DoD) resulted in the US Naval Medical Research Command (NMRC) filing an investigational new drug application with the U.S. Food and Drug administration (FDA). In July 2022, Immuron announced that the NMRC has received feedback from the FDA following a review of the Investigational New Drug (IND) application for a new oral therapeutic targeting Campylobacter and ETEC. The Agency has specified that the IND does not contain sufficient information required under 21 CFR 312.23 to assess the risk to subjects in the proposed clinical studies. The IND was placed on Clinical Hold until the FDA have received and reviewed a response from the NMRC justifying dosing, safety monitoring and a risk mitigation plan. Immuron executed an agreement with a Contract Research Organisation in August 2022 to perform a GLP toxicology study to support the NMRC with their complete response letter to the FDA Clinical hold. The toxicity study design which includes a repeat dosing regimen many times more than proposed first-in human study was provided to the FDA as part of the 22 October 2022 information package. The toxicity study was completed in December 2022 and the formal GLP toxicology study report was submitted to the FDA on 8 March 2023 by John Hopkins University the sponsors of the IND application. In May 2023, Immuron announced that the U.S. Food and Drug administration (FDA) had lifted the Clinical Hold in relation to the clinical development pathway of a new investigational drug which the company is developing to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections.

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

The manufacturing campaign for the drug substance was completed in August 2022 and the investigational medical products were transferred to the Johns Hopkins Bloomberg School of Public Health (JHBSPH) in the USA the clinical trial site. The ability of the new hyper-immune product to protect volunteers from moderate to severe campylobacteriosis was assessed during an inpatient clinical trial. The clinical study has been completed. An expert adjudication committee was held on August 23, 2024. The committee will review and rate the diarrhea severity calculation versus the adverse event severity rating and stool grading. Full data lock and unblinding is anticipated in late September 2024.

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

The company submitted an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) and obtained approval in December 2022. On October 4, 2022, Immuron announced execution of a clinical trial master service agreement with Maryland, Baltimore, USA based Pharmaron CPC, Inc. Up to 60 volunteers were enrolled in the clinical study and were randomly assigned to receive either a once-daily dose of 1200 mg of Travelan® or placebo. On March 7, 2024 interim analysis summarizing the data for a total of 60 subjects who completed the inpatient challenge component of this current clinical study were announced. Last patients last visits commenced in April this year and final clinical study report is anticipated to be completed by the end of September 2024. The company plans to hold an end of Phase 2 meeting with the U.S Food and Drug Administration to discuss the pivotal Phase 3 registration strategy and planned clinical trials including recommended dosing to support a Biologics License Application (BLA) for Travelan® as a prophylactic medicine for Travelers’ Diarrhea.

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

An award has not been made as yet despite recommendation on 13 July 2022. We are in active discussion with various groups within the US DoD regarding future awards.

Uniformed Services University Phase II P2TD Field Trial targeting travelers’ diarrhea

In April 2023, the company provided shareholders and the market with a progress update on the planned clinical field trial to evaluate the efficacy of Travelan® sponsored by the Uniformed Services University (USU) in Travelers’ Diarrhea (TD). USU’s Infectious Diseases Clinical Research Program (IDCRP), the UK Ministry of Defense and the New York City Travel Clinic are jointly planning to conduct the randomized clinical trial to evaluate the efficacy of a commercially available nutraceutical product for TD and inform strategies for Defense Force Health Protection. The P2TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region (ClinicalTrials.gov Identifier: NCT04605783). All study participants (866 in total) will be randomized to Travelan® or placebo (433 per arm).

The clinical protocol was amended in February 2023 removing the probiotic (Florastor®) from the active study arms. USU estimated a primary completion date of July 20, 2023, and study completion date of December 31, 2023.

In September 2023, the company provided shareholders and the market with a progress update on the clinical field trial to evaluate the efficacy of Travelan® sponsored by the Uniformed Services University (USU) in Travelers’ Diarrhea (TD). USU revised estimates for completion of enrollment to March 31, 2024 and anticipated completion of in-patient phase to 30 June 2024. As of June 30, 2024 USU estimates completion of in-patient phase by December 31, 2024.

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

Earlier Clinical Studies on IMM-124E

IMM-124E was evaluated as a potential drug to treat non-alcoholic steatohepatitis (NASH) under FDA IND #014933. The primary endpoint was the mean change from baseline in the hepatic fat fraction (HFF, %), as measured by MRI at week 24 for two doses of IMM-124E compared with placebo. Both doses of IMM-124E did not lead to significant reduction in fat at the end of 24 weeks of therapy. Topline results from this earlier IMM-124E phase II NASH clinical study were reported in March 2019. The 24-week treatment study which was conducted in Australia, Israel, and the U.S. involved 133 biopsy-proven NASH patients. The study results demonstrated that IMM-124E, a first-in-class, oral antibody therapy targeting the endotoxin lipopolysaccharide (LPS) and other bacterial components in the gastrointestinal tract, resulted in a statistically significant reduction of serum LPS in patients with biopsy proven NASH. IMM-1214E was developed to target ETEC pathogens, preventing LPS from translocating into the portal circulation. The study results demonstrated a statistically significant reduction of serum LPS levels in the drug treatment arms when compared to placebo, providing proof-of-concept for a novel mechanism of action. Serum ALT was also significantly reduced when compared to placebo as well as AST and cytokeratin- 18 (CK-18) demonstrating metabolic endotoxemia can be decreased with IMM-124E which can lower serum LPS levels and reduce LPS -associated liver inflammation. The data showed a small statistically significant reduction in serum lipopolysaccharide (LPS), and reductions in two biomarkers associated with liver function, but the drug did not display signs of clinical benefit in reducing fat content of the liver in patients with NASH. Consequently, we decided not to continue clinical development of IMM-124E specifically to treat NASH. Data from this trial, however, showed that IMM-124E was not systemically absorbed, and the trial provided further support for IMM-124E’s safety profile, and for its potential use in other therapeutics areas.

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

IMM-529 to Treat Recurrent C. difficile Infections (CDI)

The Company is pursuing the clinical development of IMM-529 for FDA approval as drug to prevent recurrent Clostridioides difficile Infection (CDI). The Company’s plan to file an IND with FDA for further development of the drug candidate, with the initial focus on treating patients with recurrent disease. The trial is designed to study a total of 60 patients, diagnosed with CDI and have received standard of care antibiotic treatment. The primary objective is to assess IMM-529 safety and tolerability, while secondary end points are to evaluate the preliminary efficacy of IMM-529 as evaluated by duration and severity of symptoms and rate of disease recurrence. On July 1, 2024, the Company filed pre-IND with the FDA. The complete pre-IND briefing package was submitted to the FDA on July 30, 2024. The Company had a Type B meeting with the FDA on September 5, 2024. Following the FDA’s guidance and feedback, the Company now plans to file an investigational new drug (IND) application for IMM-529 to prevent or treat Clostridioides difficile infection (CDI) during the first half of 2025, followed by a Phase 2 trial of IMM-529 in individuals with Clostridioides difficile infection.

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

Preclinical studies with IMM-529 yielded promising results in a number of pre-clinical animal models (shown below). All results were highly statistically significant:

●	Prevention of C. difficile infection: approximately 70% (17/24) survival vs. 0% survival in the control groups:

○	Control group #1 (0/14) treated with water; and

○	Control group #2 (0/15) treated with non-hyper-immune colostrum.

●	Treatment: approximately 80% survival (11/14) vs. <7% survival in the control groups:

○	Control group #1 (0/14): Treated with water alone following vancomycin treatment; and

○	Control group #2 (1/15): Treated with non-hyper-immune colostrum following vancomycin treatment.

●	Relapse: approximately 90% survival in IMM-529 + vancomycin group (n=7/9); vs. 11% survival in the control group which received vancomycin alone (n=1/9).

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

In September 2019, we reported the findings of a study conducted by AFRIMS. The study evaluated the therapeutic potential of Travelan in a non- human primate (“NHP”) preclinical Shigella challenge model that closely mimics the disease seen in humans. The study was performed in collaboration with the Department of Enteric Diseases and the Department of Veterinary Medicine, AFRIMS, and the Department of Enteric Infections, Bacterial Diseases Branch, WRAIR. The placebo-controlled study was carried out in 12 NHPs segregated into 2 groups: a Travelan treatment cohort of 8 and a placebo cohort of 4, which were treated with either Travelan or placebo respectively twice daily for a total of 12 doses over a 6-day period. The animals received treatment for 3 days prior to oral challenge with approximately 3 x 109 viable Shigella flexneri strain 2a organisms. All (4 of 4 - 100%) placebo- treated animals displayed acute dysentery symptoms within 24 to 36 hours of the Shigella flexneri 2a challenge. Seven of the eight individuals in the Travelan treatment cohort (87.5%) remained symptom-free to 4 days post the Shigella flexneri 2a challenge. Only one of the Travelan-treated cohort displayed dysentery symptoms during the same time frame as the placebo arm. Once the treatment period was concluded a second individual in the Travelan treatment group developed symptoms. Six of the eight Travelan treated cohort animals remained symptom-free to the conclusion of the study which was 11 days post the Shigella flexneri 2a challenge.

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

In June 2020, we also reported the completion of the manufacture of three new Shigella-specific therapeutic products using proprietary vaccines developed by WRAIR. The immune reactivity of the three hyper-immune Shigella specific products were evaluated by the WRAIR using Enzyme- Linked ImmunoSorbent Assay and Western Blot analysis. The antibodies in the products were shown to react with the specific antigens present in the vaccines. The antibodies within the three products were also reactive to 4 different clinical isolates of Shigella (S. flexneri 2a, S. flexneri 3a, S. flexneri 6, and S. sonnei). The three Immuron Shigella-specific therapeutic products will now go on to evaluation in WRAIR’s preclinical models of shigellosis.

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

Travelan® contains high levels of specific antibodies generated against 13 strains of Enterotoxigenic E.coli bacteria, the most common cause of Travelers’ Diarrhea. Travelan® directly targets the pathogens in the gut and prevents the infection and its resulting symptoms from occurring. The product achieved over $4.9 million AUD in sales in fiscal year to 30 June 2024 (FY24), and over $1.7 million AUD in sales in fiscal year to 30 June 2023 (FY23)

Global sales of Travelan® and Protectyn® increased by 172% in the 2024 fiscal year to AU $4.903M, compared to AU $1.805M in FY23.The company is pleased to report significant uplift of sales in Australia and the USA. In the case of the USA, Travelan® sales were up by 67%, reaching AU $1.076M in FY24, compared to AU $643K in FY23. This growth was attributable to increasing sales in both the Australian pharmacy channel and USA amazon.com sales. In Australia, Travelan® and Protectyn® sales increased to AU $3.703M in FY24 representing an increase of over 3.3 times that of FY23 (AU $1.101M). With international travel continuing to increase we anticipate continued strong growth in sales.

OUR INVESTMENTS

Ateria is a UK based company that developed and launched JUVIA™ for the treatment of irritable bowel syndrome (IBS) in the UK followed by Australia. JUVIA™ Digestive Balance Formula is a groundbreaking food supplement activated by our unique ingredient ERME™. Unlike probiotics, which attempt to introduce new bacteria, ERME resets the gut by breaking down carbohydrates in the diet, starving the bad bacteria of food, allowing the good ones to thrive. Further information on Ateria can be found at ateriahealth.com.

The investment in Arteria was impaired to nil during the fiscal year.

OVERVIEW OF TECHNOLOGY

Immuron Limited (NASDAQ: IMRN; ASX: IMC), is a commercial and clinical-stage Australian biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of orally delivered polyclonal antibodies for treatment of infectious diseases. Immuron’s technology is focused on generation of hyper-immune antibody-rich bovine colostrum, providing antimicrobial therapy to treat gut-mediated diseases.

The underlying nature of our platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to directly block viruses or bacteria and neutralize the toxins they produce at mucosal surfaces (such as the GI tract). Additionally, the dairy origins of our antibodies enable us to commercialize our platform through most regulatory pathways, including prescription, medical foods, over-the- counter medicines, and dietary supplements.

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

During the year ended June 30, 2024, we continued to expand our patent portfolio. Provisional patent application 63/561,361 was filed on March 5, 2024 in the United States.

A summary of our principal patent families is set out in the table below:

Number	Country	Status	Expiry
Composition and Method for the Treatment and Prevention of Enteric Bacterial Infections
2004216920	Australia	Expired*	March 4, 2024
2,517,911	Canada	Expired*	March 4, 2024
230,664 B	India	Expired*	March 4, 2024
542088	New Zealand	Expired*	March 4, 2024
9,402,902	USA	Expired*	March 4, 2024
8,637,025	USA	Granted	February 25, 2028
3,159,357	Austria	Expired*	March 4, 2024
3,159,357	Denmark	Expired*	March 4, 2024
3,159,357	Finland	Expired*	March 4, 2024
3,159,357	France	Expired*	March 4, 2024
3,159,357	Germany	Expired*	March 4, 2024
3,159,357	Greece	Expired*	March 4, 2024
3,159,357	Spain	Expired*	March 4, 2024
3,159,357	Sweden	Expired*	March 4, 2024
3,159,357	United Kingdom	Expired*	March 4, 2024

Methods and Compositions for the Treatment and/or Prophylaxis of Clostridium Difficile Associated Disease
2014253685	Australia	Granted	Apri11 7, 2034
2,909,636	Canada	Accepted	Apri11 7, 2034
14784945.9	Europe	Granted	Apri11 7, 2034
10,144,775	USA	Granted	Apri11 7, 2034
20210506081.2	China	Pending	Apri11 7, 2034
713233	New Zealand	Granted	Apri11 7, 2034

Methods and Compositions
63/561,361	USA Provisional Patent Application	Filed: March 5, 2024

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

During the course of clinical trials and non-clinical studies, including toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by human research ethics committees, institutional research boards, the TGA, EMA, FDA or other regulatory authority for any or all targeted indications. Even after being cleared by a regulatory authority, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that IMM- 124E, IMM-529 or any other development or product candidate will be safe or effective when administered to patients.

Australian Disclosure Requirements

Dividends

No dividends were declared or paid to members for the year ended June 30, 2024. The directors do not recommend that a dividend be paid in respect of the financial year.

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

A. Operating Results

For analysis and discussion of years ending 2022 and 2023 please refer to the 20-F filed with the SEC on 28 September 2023.

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

Comparison of the fiscal years ended June 30, 2024 and

2023  Revenue and Other income

	For the fiscal year ended June 30,		Increase/
	2024 A$	2023 A$	(Decrease) A$
Revenue:
Revenue from contracts with customers	4,902,865	1,804,705	3,098,160

Other Income:
Australian R&D tax incentive refund	764,981	392,877	372,104
MTEC R&D grant	2,599,458	2,158,936	440,522
EMDG grant	28,000	28,000	-
Other income	15,760	11,685	4,075
Total Other Income	3,408,199	2,591,498	1,663,773

Revenues received from the sale of goods increased by A$3,098,160, or 172%, from fiscal 2023 to fiscal 2024, primarily due to the sales recovery in the Australian and U.S. markets for Travelan® as international travel continues to increase. We anticipate that revenues from sales of our Travelan® product will continue to increase in the future.

For the fiscal 2024, the group has included an item in other income of $768,370 offset by an over estimation from the prior period of $3,339 (2023:$392,877) to recognize income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. The increase in Research and Development expenditure for the fiscal year end 30 June 2024 is concurrent to the advancements in the C/DIFF IMM 529 project and IMM-124E project. More specifically the IMM-124E project where cost increase are related to setting up new manufacturing processes and new colostrum harvest and collection methodologies.

The group’s other grant income consists of grants received by the group with relation to R&D grants. Grants are recognized as other income when the group is reasonably assured that it will comply with the conditions attaching to it and the grant will be received.

For the year ended 30 June 2024, the group has recognized $2,599,458 (2023: $2,158,936) R&D grant from Medical Technology Enterprise Consortium (“MTEC”) matching the R&D grant on a systematic basis with the costs that they are intended to compensate.

The group has recognized $28,000 in Export Market Development Grants Scheme (“EMDG”) grant for fiscal 2024 (2023: $28,000).

Cost of Goods Sold and Gross Profit

	For the fiscal year ended June 30,		Increase/
	2024 A$	2023 A$	(Decrease) A$

Revenue from contracts with customers	4,902,865	1,804,705	3,098,160
Cost of Goods Sold	(1,566,068)	(495,558)	(1,070,510)
Gross Profit	3,336,767	1,309,147	2,027,650

The decrease in gross profit margin from 73% in fiscal 2023 to 68% in fiscal 2024 is due to COGS following the move from local packaging to packaging overseas at a higher cost.

Expenses

	For the fiscal year ended June 30,		Increase/
	2024 A$	2023 A$	(Decrease) A$
Expenses:
General and administrative expenses	4,555,726	4,220,905	334,821
Research and development expenses	5,375,461	2,592,145	2,783,316
Selling and marketing expenses	2,029,648	927,423	1,102,225
Total expenses	5,801,118	3,568,838	4,220,362

General and administrative expenses. General and administrative expenses increased by A$334,821 from fiscal year 2023 to fiscal year 2024, in which employee benefits increased by A$478,662 from fiscal 2023 to fiscal 2024. Increases in general and administrative expenses were partly offset by a reduction in share-based payments made to employees, consultants and directors of the Company of A$223,655, A$3,299 in fiscal year 2024 compared to A$226,954 in fiscal year 2023 due to performance rights issued in 2023, and a reduction in accounting and audit fees of $81,430 reflecting the reduction in Ateria activity.

Research and development expenses. Research and development expenses increased by A$2,783,316 from fiscal 2023 to fiscal 2024 which reflects increased R&D activity.

Selling and marketing expenses. Selling and marketing expenses increased by A$1,102,225 from fiscal 2023 to fiscal 2024 driving increased sales in Australia and North America.

Intentionally left blank

Intentionally left blank

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit increased by A$3,150,450, or 83%, from A$3,786,507 in fiscal 2023 to A$6,936,957 in fiscal 2024.

Given our, and our subsidiaries’, history of recent losses, we have not recognized a deferred tax asset regarding unused tax losses and other temporary differences, as it has not been determined whether we, or our subsidiaries, will generate sufficient future taxable income against which we can utilize these unused tax losses and any uncalculated potential deferred tax assets, together with any other temporary differences. Should the need arise, we can, and will, revisit this position.

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

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of affairs during the year ended June 30, 2024 except as noted in the “Business Overview” section included in item 4.B.

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

B. Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1994 and as of June 30, 2024 we had accumulated losses of A$78,968,396.

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

On July 3, 2024, the Company announced that it had filed a Form F-3 Registration Statement. The Form F-3 enables the Company as a ‘foreign private issuer’ to raise up to US$15 million in the United States over a three year period and supersedes the Company’s recently expired US$100 million Form F-3 announced on 9 April 2019. The Form F-3 maintains the Company’s flexibility with direct access to U.S. capital markets. The Company also announced that it entered into an at-the-market offering agreement dated July 2, 2024, with H.C. Wainwright & Co., LLC as sales agent, relating to American Depositary Shares, or ADSs, representing our ordinary shares, no par value per share, offered by prospectus. Each ADS represents 40 ordinary shares. In accordance with the terms of the Offering Agreement and the prospectus, we may offer and sell our ADSs having an aggregate offering price of not more than US$2,069,083 from time to time through Wainwright acting as our sales agent, provided, however, that we will not issue or sell more than 854,993 ADSs pursuant to this prospectus.

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

As of June 30, 2024, we had cash of A$11,657,315 as compared to cash of A$17,159,764 as of June 30, 2023. The company is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the company is able to progress its research and development programs for at least the next 12 months. The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern. The company is a going concern and is of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in our Consolidated Statement of Financial Position as of June 30, 2024.

We expect that our current cash, and cash equivalents will be sufficient to fund our capital requirements for at least 12 months from the issuance date of the financial statements. Our future funding requirements will depend on many factors, including, but not limited to:

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

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the year ended June 30,
	2024	2023	2022
	A$	A$	A$
Net cash used in operating activities	(5,880,139)	(2,595,195)	(3,147,793)
Net cash from/(used in) investing activities	327,561	(2,621,279)	11,737
Net cash from/(used in) from financing activities	829	(44,667)	(42,448)

Operating activities. Net cash used in operating activities increased by A$3,284,044 from A$2,595,195 in fiscal year 2023 to A$5,880,139 in fiscal year 2024. During the twelve months ended June 30, 2022 and 2023, net cash used in operating activities decreased by A$552,598 from A$3,147,793 to A$2,595,195, respectively. The use of net cash in all periods resulted from our ordinary business operations. Net cash used in operating activities increased by approximately 126% in fiscal year 2024 due to higher receipts from customers and more government grants and other grants received which resulted in increase in net operational cash outflow.

Investing activities. During the twelve months ended June 30, 2023, net cash used in investing activities mainly included payments for acquisition of associate of A$2,729,863. Net cash from investing activities during the twelve months ended June 30, 2024 were minimal.

Financing activities. During the twelve months ended June 30, 2024, net cash inflow in relation to financing activities was A$829, which comprised of principal elements of lease payments, interest paid and proceeds from issues of shares.

During the twelve months ended June 30, 2023, net cash outflow in relation to financing activities was A$44,667, which comprised of principal elements of lease payments and interest paid.

During the twelve months ended June 30, 2022, net cash outflow in relation to financing activities was A$42,448, which comprised of principal elements of lease payments and interest paid.

Contractual Obligations

The group had no contractual obligations other than those disclosed in Note 9(d) Leases. The group had no contingent liabilities as at 30 June 2024 (2023: none).

Off balance sheet arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related to changes in interest rates and exchange rates. As of June 30, 2024, we had cash and cash equivalents of A$11,657,315, primarily held in bank accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. We are exposed to interest rate risks relating to our cash and borrowings. Interest rate risk is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates.

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

C. Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States, Europe and other countries to enable us to investigate a variety of therapeutic indications including Campylobacter, ETEC, Shigella and Clostridioides Infections. These collaborative arrangements ensure that we work with well-respected key opinion leaders and laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs. We maintain in- house patent counsel and research and development project expertise to coordinate these research collaborations.

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

Research and development expenses amounted to A$657,715, A$2,592,145 and A$5,375,461 during the years ended June 30, 2022, 2023 and 2024, respectively. Costs associated with patent applications and defense of patent applications are classified as research and development expenses and amounted to approximately A$97,000, A$80,000 and A$42,000, during the years ended June 30, 2022, 2023 and 2024, respectively.

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

See Note 2 to our financial statements for the fiscal year ended June 30, 2024 for a discussion of critical accounting judgements, estimates and assumptions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Immuron Limited Board of Directors (“the Board”) presents the 2023/2024 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements. The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2024. The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

A. Directors and Senior Management

As of September 30, 2024, our directors and executive officers are as follows:

Name	Age	Position
Mr. Paul Brennan	63	Non-Executive Chairman (transitioned from Non-Executive Director, effective July 1, 2023)
Dr. Roger Aston	68	Non-Executive Director (resigned, effective May 31, 2024)
Mr. Daniel Pollock	63	Non-Executive Director
Mr. Stephen Anastasiou	67	Non-Executive Director (resigned, effective May 3, 2024)
Prof. Ravi Savarirayan	57	Non-Executive Director
Dr. Jeannette Joughin	61	Non-Executive Director (appointed, effective June 1, 2024)
Mr. Steven Lydeamore	57	Chief Executive Officer
Dr. Jerry Kanellos, Ph.D.	62	Chief Scientific Officer
Mr. Flavio Palumbo	50	Chief Commercial Officer
Mr. Phillip Hains	65	Chief Financial Officer and Company Secretary

Mr Stephen Anastasiou and Mr Roger Aston, both resigned effective May 2024.

Mr. Paul Brennan has been a member of our board of directors and our Independent Non-Executive Director since March 2022. He has recently transitioned to his new role as the board’s Independent Non-Executive Chairman, effective from 1 July 2023. He also has special responsibilities as a member of the audit and risk committee and chair of the remuneration committee, effective from 1 July 2023. Mr Brennan holds an MBA from Swinburne University, a Bachelor of Science from the University of New England in NSW, Certificate in Midwifery Central Coast Areas Health Service NSW and General Nursing certificate from St Vincent’s Hospital Darlinghurst NSW. He has extensive experience in the health system through his clinical background and commercial exposure with various multinational companies. Mr Brennan was Chief Executive Officer (CEO) of PolyNovo Limited (ASX: PNV) for 7 years from 2015 to 2021 and took the company from a market capitalisation of $30M to a high of $2B. Prior to this he was Marketing Director Australia and New Zealand and Sales Director New Zealand for Smith & Nephew Healthcare for 6 years. Mr. Brennan has coordinated the marketing, global strategy development, new product development and regulatory processes for the Asia-Pacific region for industry- leading organisations in relation to medical products and devices. He has an intimate knowledge of the manufacturing and production processes. Former public company directorship held by Mr. Brennan in the last three years: Polynovo Limited (ASX: PNV), until 5 November 2021.

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

Dr. Jeannett Joughin has been a member of our board of directors and our Independent Non-Executive Director since 1 June 2024. Dr. Joughin holds a Bachelor of Science (Honours) and a PhD, Immunology from Monash University. Dr. Joughin is an experienced biopharmaceutical and medical device leader with 20+ years’ experience locally and internationally. Her operational and leadership experience has been forged through conducting research at universities and holding clinical and commercial positions of increasing seniority in multi-national pharmaceutical companies, start-up environments in private and listed companies located in the USA, Europe and Australia, and as a Venture Partner working with local and global portfolio companies.

Dr. Roger Aston had been a member of our board of directors since March 2012 until he resigned effective 31 May 2024. For the period 30 June 2023 to 31 May 2024 he was our Independent Non-Executive Director. Dr. Aston holds a BSc (Hons) and PhD. He has more than 20 years’ experience in the pharmaceutical and biotechnology industries. Dr Aston was previously the chief executive officer and a director of Mayne Pharma Group Limited (ASX: MYX). Prior to his position at Mayne Pharma, some of his previous positions have included chief executive officer of Peptech Limited (ASX: PTD), director of Cambridge Antibody Technology Limited (LSE: CAT and NASDAQ: CATG) and chairman of Bio Focus Plc (formerly: Cambridge Drug Discovery Limited). Dr Aston was also founder and chief executive officer of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. Dr Aston was also a director of pSivida Ltd. During the past 20 years of his career, Dr Aston has been closely involved in the development of many successful pharmaceutical and biotechnology companies. He has extensive experience including negotiating global license agreements, overseeing product registration activities with the FDA, the establishment and implementation of guidelines and operating procedures for manufacturing and clinical trials, overseeing manufacturing of human and veterinary products, private and public fund-raising activities and the introduction of corporate governance procedures. Dr. Aston’s other current directorships are with Pharmaust Limited (ASX: PAA) since August 2013. Former public company directorship held by Mr. Aston in the last three years: Oncosil Limited (ASX: OSL), until 19 October 2021.

Mr. Stephen Anastasiou had been a member of our board of directors and our Independent Non-Executive Director since May 2013 until he resigned effective 3 May 2024. Mr. Anastasiou holds a Bachelor of Science (Hons), Graduate Diploma in Marketing and Master of Business Administration. He has over 20 years of experience in general management, marketing and strategic planning within the healthcare industry. His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and over-the-counter products, with companies including the international pharmaceutical company Bristol-Myers Squibb (NYSE: BMY). Mr. Anastasiou is also a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors, that have actively participated in Corporate transaction with both local and International Companies.

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

Dr. Jerry Kanellos, Ph.D. served as our Chief Executive Officer from March 2020 to June 2022 and our Chief Operating Officer since July 2015. He also served as our Chief Scientific Officer from July 2015 to November 2018, and from June 2022. In addition, since April 2018, Dr. Kanellos has served as a director of Immuron Canada Limited. Dr. Kanellos has over 25 years of experience in the pharmaceutical and biotechnology industry, and has held leadership roles in executive management, business development, project management, intellectual property portfolio management research and development. From 2008 until 2012, Dr. Kanellos was the Chief Operating Officer of TransBio Limited where he was responsible for the strategic identification, development and maintenance of commercial partnerships globally, along with development, management and maintenance responsibility for the intellectual property portfolio, research and development and technology transfer. Prior to this, Dr. Kanellos worked for five years as a consultant to the biotechnology industry and provided development and commercialization strategies for various bodies including academic institutes, private and publicly listed companies and government departments both national and international. He has also been involved in the establishment and management of several startup biotechnology companies. During his ten year tenure in research and development at CSL Limited, a global specialty biotherapeutics company that develops and delivers innovative biotherapies, Dr. Kanellos gained considerable experience in the international drug development process, formulation development through to pharmaceutical scale up and cGMP manufacture successfully leading the Chemistry Manufacturing and Controls programs for the approval, manufacture and launch of several products. Dr. Kanellos holds a PhD degree in Medicine from the University of Melbourne.

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

In the year ended June 30, 2024, our Non-Executive directors received an aggregate of A$504,016, including superannuation. The manner in which the aggregate remuneration is apportioned among non-executive directors is reviewed periodically. The Board is responsible for reviewing its own performance. Both Board and Board committee performance is monitored on an informal basis throughout the year with a formal review conducted during the financial year. No retirement benefits are payable other than statutory superannuation, if applicable.

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

Remuneration paid in Fiscal 2024 and 2023

The following table sets forth all compensation we paid for the year ended June 30, 2024 with respect to each of our executive officers and directors during the 2024 fiscal year:

2024	Short-term benefits			Post- employment benefits	Long- term benefits	Share-based payments
	Cash salary and fees	Cash bonus[1]	Annual leave	Super- annuation	Long service leave	Shares	Options[2]	Perfor- mance rights	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Dr. Roger Aston[4]	68,750	—	—	7,562	—	—	—	—	76,312
Mr. Paul Brennan[3]	150,000	—	—	16,500	—	—	(12,896)	—	153,604
Mr. Daniel Pollock	115,000	—	—	12,650	—	—	—	—	127,650
Mr. Stephen Anastasiou[4]	63,288	—	—	—	—	—	—	—	63,288
Prof. Ravi Savarirayan	75,000	—	—	—	—	—	—	—	75,000
Dr. Jeannette Joughin[4]	6,583	—	—	—	—	—	965	—	7,548

Other KMP
Mr. Steven Lydeamore[5]	435,750	99,847	(2,762)	59,416	4,449	—	2,435	—	599,135
Dr. Jerry Kanellos	260,000	44,034	9,891	27,431	5,102	—	12,796	—	359,254
Mr. Flavio Palumbo	227,850	73,740	10,438	34,521	1,056	—	—	—	347,605
Total KMP compensation	1,402,221	217,621	17,567	158,080	10,607		3,300		1,809,396

Notes

1.	Cash bonus includes estimate of the bonus for the current year and any adjustments to the bonus for prior years.

2.	500,000, 1,000,000 and 1,430,000 options were granted under OIP to Dr. Jerry Kanellos on 26 October 2021, Mr. Paul Brennan on 16 March 2022 and Mr. Steven Lydeamore on 27 June 2022, respectively. 1,000,000 options were granted to Dr. Jeannette Joughin on 18 June 2024.

The options are valued using the Black-Scholes option pricing model at the fair value over the 3-year vesting period and share-based payment expenses in the current reporting period has been recognized accordingly.

3.	1,000,000 options originally granted in March 2022 were subsequently revalued during November 2023 following shareholder approval at the AGM, resulting in a $12,896 reduction in share based payments expense during the current fiscal year.

4.	Mr Stephen Anastasiou resigned effective 3 May 2024. Dr. Roger Aston resigned effective 31 May 2024. Dr. Jeannette Joughin was appointed effective 1 June 2024.

5.	Mr Steven Lydeamore reduced his accrued annual leave by $2,762 in the financial year.

The following table sets forth all compensation we paid for the year ended June 30, 2023 with respect to each of our executive officers and directors during the 2023 fiscal year:

	Short-term benefits			Post- employment benefits	Long- term benefits	Share-based payments
	Cash salary and fees	Cash bonus[1]	Annual leave	Super- annuation	Long service leave	Shares	Options[2]	Perfor- mance rights[3]	Total
2023	A$	A$	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Dr. Roger Aston	105,000		—	11,025	—	—	—	—	116,025
Mr. Paul Brennan	70,000		—	7,350	—	—	54,824	—	132,174
Mr. Daniel Pollock	95,000		—	9,975	—	—	—	—	104,975
Mr. Stephen Anastasiou	70,000		—	—	—	—	—	—	70,000
Prof. Ravi Savarirayan	70,000		—	—	—	—	—	—	70,000
Other KMP
Mr. Steven Lydeamore	415,000		3,869	43,575	1,324	—	37,672	83,000	584,440
Dr. Jerry Kanellos	260,000		(4,099)	25,292	6,640	—	12,257	13,000	313,090
Mr. Flavio Palumbo[4]	144,667	52,080	5,513	15,190	146	—	—	—	217,596
Total KMP compensation	1,229,667	52,080	5,283	112,407	8,110	—	104,753	96,000	1,608,300

Notes

1.	Cash bonus includes estimate of the bonus for the current year and any adjustments to the bonus for prior years.

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

Australian Disclosure Requirements

Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense above:

Name	Fixed remuneration		At risk - STI		At risk - LTI
	2024%	2023%	2024%	2023%	2024%	2023%
Non-executive director
Dr. Roger Aston[1]	100	100	—	—	—	—
Mr. Paul Brennan	100	59	—	—	—	41
Mr. Daniel Pollock	100	100	—	—	—	—
Mr. Stephen Anastasiou[1]	100	100	—	—	—	—
Prof. Ravi Savarirayan	100	100	—	—	—	—
Dr. Jeannette Joughin[1]	81	—	—	—	19	—
Other KMP
Mr. Steven Lydeamore	82	79	18	—	—	21
Dr. Jerry Kanellos	83	90	12	—	5	10
Mr. Flavio Palumbo	78	76	22	24	—	—

1.	Mr Stephen Anastasiou resigned effective 3 May 2024. Dr. Roger Aston resigned effective 31 May 2024. Dr. Jeannette Joughin was appointed effective 1 June 2024.

Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting year are as follows:

Grant date	Vesting and exercise date	Expiry date	Exercise price ($)	Value per option at grant date ($)	Vested (%)

2021-10-26	2021-10-26	2025-10-25	0.25	0.0886	100%
2021-10-26	2022-10-26	2025-10-25	0.25	0.0886	100%
2021-10-26	2023-10-26	2025-10-25	0.25	0.0886	—
2022-03-16	2023-03-16	2027-11-21	0.25	0.0793	100%
2022-03-16	2024-03-16	2027-11-21	0.25	0.0793	—
2022-03-16	2025-03-16	2027-11-21	0.25	0.0793	—
2022-06-27	2022-06-27	2026-06-27	0.12	0.0530	100%
2022-06-27	2023-06-27	2026-06-27	0.12	0.0530	100%
2022-06-27	2024-06-27	2026-11-27	0.12	0.0530	—
2023-11-21	2023-03-19	2027-11-21	0.25	0.0511	—
2023-11-21	2024-03-19	2027-11-21	0.25	0.0511	—
2023-11-21	2025-03-19	2027-11-21	0.25	0.0511	—
2024-06-19	2025-06-19	2028-06-19	0.13	0.0524	—
2024-06-19	2026-06-19	2028-06-19	0.13	0.0524	—
2024-06-19	2027-06-19	2028-06-19	0.13	0.0524	—

Reconciliation of options and ordinary shares held by KMP

Share holdings

2024	Balance at the start of the year[1]	Granted as remuneration	Received on exercise of options	Other changes[2]	Balance at the end of the year[3]
Ordinary shares
Dr. Roger Aston	1,520,376	—	—	(1,520,376)	—
Mr. Paul Brennan	—	—	—	—	—
Mr. Daniel Pollock[4]	818,030	—	200,000	(200,000)	818,030
Mr. Stephen Anastasiou	4,882,388	—	—	(4,882,388)	—
Prof. Ravi Savarirayan	877,840	—	—	—	877,840
Mr. Steven Lydeamore	—	—	—	—	—
Dr. Jerry Kanellos	333,000	—	—	—	333,000
Mr. Flavio Palumbo	—	—	—	—	—
Dr.Jeanette Joughin[4]	—	—	—	—	—
	8,431,634	—	200,000	(6,602,764)	2,028,870

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the year, the balance is as at the date they became KMP.

2.	Other changes incorporate changes resulting from the acquisition or disposal of shares and includes movements due to resignation of KMP.

3.	For former KMP, the balance is as at the date they cease being KMP.

4.	Dr. Jeannette Joughin was appointed Non-executive director, June 1, 2024.

Option holdings

2024	Balance at start of the year[1]	Granted as remuneration[2]	Exercised	Other changes[3]	Balance at end of the year[4]	Vested and exercisable
Options
Dr. Roger Aston	1,800,000	—	—	(1,800,000)	—	—
Mr. Paul Brennan[5]	—	1,000,000	—		1,000,000	666,666
Mr. Daniel Pollock[6]	1,800,000	—	(200,000)	—	1,600,000	1,600,000
Mr. Stephen Anastasiou	1,800,000	—	—	(1,800,000)	—	—
Prof. Ravi Savarirayan	900,000	—	—	—	900,000	900,000
Mr. Steven Lydeamore	1,430,000	—	—	—	1,430,000	1,430,000
Dr. Jerry Kanellos	500,000	—	—	—	500,000	500,000
Mr. Flavio Palumbo	—	—	—	—	—	—
Dr. Jeannette Joughin[4]	—	1,000,000	—	—	1,000,000	—
	8,230,000	2,000,000	(200,000)	(3,600,000)	6,430,000	5,096,666

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2.	No performance conditions were attached to the options granted and these vested on issue. This is in line with the aim of the ESOP plan to provide long-term incentives to remain with the company and long-term incentives to participate in, and benefit from the growth of the company. Vested options have a condition of continued service with the company.

3.	Other changes incorporate changes resulting from the expiration/forfeiture of options and includes movements due to resignation of KMP.

4.	For former KMP, the balance is as at the date they cease being KMP.

5.	1,000,000 options originally granted to Mr. Brennan upon his appointment March 16, 2022, approved in 2023 and were issued in November 2023 following shareholder approval at the AGM.

6.	Mr. Daniel Pollock exercised 200,000 options on 12 March, 2024 and disposed of 200,000 shares on 8 March. 2024.

Performance rights

Performance rights to be issued to employees are long-term incentives under OIP.

It was agreed that a performance bonus for Mr. Steven Lydeamore and Dr. Jerry Kanellos for the year ended 30 June 2023 would be paid in performance rights rather than cash. The performance rights for the 2023 financial year were issued as at July 12, 2023.

2024	Balance at start of the year	Issued as remuneration[1]	Exercised	Other changes	Balance at end of the year	Vested and exercisable
Performance Rights
Dr. Roger Aston	—	—	—	—	—	—
Mr. Paul Brennan	—	—	—	—	—	—
Mr. Daniel Pollock	—	—	—	—	—	—
Mr. Stephen Anastasiou	—	—	—	—	—	—
Prof. Ravi Savarirayan	—	—	—	—	—	—
Mr. Steven Lydeamore	—	1,147,083	—	—	1,147,083	1,147,083
Dr. Jerry Kanellos	—	179,664	—	—	179,664	179,664
Mr. Flavio Palumbo	—	—	—	—	—	—
Dr. Jeannette Joughin	—	—	—	—	—	—
	—	1,326,747	—	—	1,326,747	1,326,747

Notes

1.	KMP performance rights granted in Fiscal Year 2023 and issued on 12 July 2024.

Other transactions with key management personnel

Mr. Stephen Anastasiou (resigned during the 2024 fiscal year) is a director and a majority shareholder of Wattle Laboratories Pty Ltd. Immuron Limited has rented an office suite from Wattle Laboratories Pty Ltd since 1 January 2016 under a three-year agreement, renewed for another three years on 1 January 2019 and an additional three years on 1 January 2022. The rental agreement is based on normal commercial terms and conditions.

Mr. Stephen Anastasiou, who resigned from Immuron during fiscal year 2024, is a director and a majority shareholder of Grandlodge Capital Pty Ltd (Grandlodge). New annual agreements commenced on 1 July 2022. Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron’s products for $55,000 per annum, respectively. The terms of the agreement were to have fees payable in cash.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2024 $	2023 $
Amounts recognised as expense
Rental of an office suite from Wattle Laboratories Pty Ltd	47,293	44,667
Services rendered by Grandlodge Capital Pty Ltd	55,000	55,000
	102,293	99,667

Voting of shareholders at last year’s annual general meeting

Immuron Limited received more than 75 percent of favorable votes on its remuneration report for the 2023 financial year. The company did not receive any specific feedback at the 2023 annual general meeting or throughout the year on its remuneration practices.

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

Omnibus Incentive Plan

Under the term of the OIP the Board may offer options to key management staff and consultants and in special circumstances may provide financial assistance to an entitled option holder to assist in the exercise of the OIP options. The aggregate number of shares that may be issued upon the exercise of the OIP options, together with all other share purchase plans for eligible persons, may not at any time exceed 5% of the total number of our outstanding ordinary shares. Performance rights were granted to key management personnel and employees during the year ended 30 June 2024. These can be settled in cash or shares and are based on non-market key performance indicators (KPIs). They were settled in cash in July 2024.

The assessed fair value of options granted to personnel at their grant date is allocated equally over the period from grant date to vesting date, and the amount for the current financial year is included in the remuneration table as set out above. Fair values at grant date are determined using the Black- Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

As of June 30, 2024 the number of options over ordinary shares in our company held by each director and other key management personnel of our company, including their personally related parties, are set out below.

As of June 30, 2024 our executive officers and directors as a group, then consisting of nine persons, held options under our OIP to purchase an aggregate of 6,430,000 ordinary shares. Of such options, options to purchase 2,500,000 ordinary shares at an exercise price of A$0.12 expire on November 13, 2024, options to purchase 500,000 ordinary shares at an exercise price of A$0.25 expire on October 26, 2025, options to purchase 1,000,000 at an exercise price of A$0.25 expire on November 21, 2027 and options to purchase 1,00,000 at an exercise price of $0.13 expire on June 19, 2028. The executive officers also hold 1,326,747 performance rights.

(End of the Remuneration Report for Australian Disclosure Requirements)

Other Australian Disclosure Requirements

Shares under options and performance rights

(a) Unissued ordinary shares

Unissued ordinary shares of Immuron Limited under options and performance rights at the date of this report are as follows:

Date options issued	Expiry date	Issue price of shares ($)		Number under options
2019-07-16 (warrants)	2024-07-16	USD	0.125	116,120
2020-10-29	2024-11-13		0.12	7,900,000
2020-07-24 (warrants)	2025-07-21	USD	0.5859	2,560,000
2021-10-26	2025-10-26		0.25	500,000
2022-06-27	2026-06-27		0.12	1,430,000
2023-11-21	2027-11-21		0.25	1,000,000
2024-06-19	2028-06-19		0.13	1,000,000
Total				14,506,120

Date performance rights issued	Expiry date	Number under performance rights
2023-07-12	2027-07-12	1,688,839
Total		1,688,839

No option holder or performance right holder has any right under the options or performance rights to participate in any other share issue of the company or any other entity.

(b) Shares issued on the exercise of options

No ordinary shares of Immuron Limited were issued during the year ended 30 June 2024 on the exercise of options granted.

Insurance of officers and indemnities

(a) Insurance of officers

During the financial year, Immuron Limited paid a premium of A$300,000 to insure the directors and secretary of the company. The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a willful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

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

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the group are important.

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

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

●	all non-audit services have been reviewed and approved by the audit committee prior to work commencing to ensure they do not impact the impartiality and objectivity of the auditor; and

●	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

During the year ended June 30, 2024, the following fees were paid or payable for non-audit services provided by the auditor of the group, its related practices and non-related audit firms:

	Year Ended June 30,
	2024 A$	2023 A$
EMDG grant consulting services	7,210	3,000
Total remuneration for non-audit services	7,210	3,000

Auditor’s Independence Declaration

There were no former partners or directors of Grant Thornton Audit Pty Ltd, the Company’s auditor, who were or were at any time during the financial year an officer of the Company.

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2024 is included in Exhibit 23.2 of this annual report on Form 20-F.

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

/s/ Paul Brennan
Chairman
Melbourne
September 30, 2024

C. Board Practices

As of June 30, 2024, our board of directors consisted of five members. Directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed unless their office is earlier vacated. See Item 10 – Additional Information, section “Retirement of Directors”. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2024 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr. Roger Aston (resigned, effective May 31 2024)	4	6	-	-	-	-
Mr. Paul Brennan	6	6	1	2	1	1
Mr. Daniel Pollock	6	6	1	2	1	1
Mr. Stephen Anastasiou (resigned, effective 3 May 2024)	4	6	-	-	-	-
Prof. Ravi Savarirayan	5	6	-	-	-	-
Dr. Jeannette Joughin (appointed, effective 1 June 2024)	1	1	-	-	-	-

Committees

To assist our board of directors with the effective discharge of its duties, it has established a Remuneration and Nomination Committee and an Audit and Risk Committee, which committees operate under a specific charter approved by our board of directors.

Remuneration and Nomination Committee

During the 2024 financial year, the members of our Remuneration and Nomination Committee are Chairman, Paul Brennan, who replaced Roger Aston upon his resignation and Daniel Pollock, and Dr. Jeannette Joughin who joined as a member in June 2024, each of whom our board of directors has determined meets the criteria for independence under NASDAQ Listing Rule 5605(a)(2).

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

Audit and Risk Committee

During the 2024 financial year, the members of our Audit and Risk Committee were Daniel Pollock, Chairman and Paul Brennan who replaced Roger Aston upon his resignation. Dr. Jeannette Joughin joined as a member in June 2024. Each of our board of directors has determined meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of the NASDAQ Capital Market. Each member of our audit committee meets the financial literacy requirements of the listing standards of the NASDAQ Capital Market.

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

As of June 30, 2024, we had seven full-time employees. Of these full-time employees, two are our Quality Director and Quality Assurance Associate, two are our Chief Scientific Officer (CSO) and Research and Development Manager, two are our CCO and our Marketing Manager and one is our CEO.

Our employees are located in Australia

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 20, 2024 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders.

	Number of Ordinary Shares Beneficially	Percentage of
Name	Owned (1)	Ownership (2)
Mr. Paul Brennan(3)	1,000,000	*
Mr. Daniel Pollock(4)	2,618,030	1.08%
Prof. Ravi Savarirayan(5)	1,777,840	*
Dr. Jeannette Joughin (appointed, effective 1 June 2024)(6)	1,000,000	*
Mr. Steven Lydeamore(7)	1,430,000	*
Dr. Jerry Kanellos(8)	833,000	*
Mr. Flavio Palumbo	—	*
Mr. Phillip Hains	816,804	*
Officers and directors as a group (9 persons)(9)	9,475,674	3.90%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as set forth herein, the address for each of the persons listed in the table above is Immuron Limited, Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053.

(2)	The percentages shown are based on 227,798,346 ordinary shares outstanding as of September 20, 2024, but do not include (i) 8,230,000 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX.

(3)	Includes options to purchase 1,000,000 ordinary shares.

(4)	Includes options to purchase 1,800,000 ordinary shares.

(5)	Includes options to purchase 900,000 ordinary shares.

(6)	Includes options to purchase 1,000,000 ordinary shares.

(7)	Includes options to purchase 1,430,000 ordinary shares.

(8)	Includes options to purchase 500,000 ordinary shares.

(9)	Includes options to purchase 8,230,000 ordinary shares.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable. The Company adopted a clawback policy in compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, Exchange Act Rule 10D-1 and Nasdaq Listing Rule 5608. The clawback policy is attached as Exhibit 97.1 to this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of September 20, 2024 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

	Ordinary Shares Beneficially Owned (1)
Shareholder	Number	Percent (2)
BNYMC Group	77,996,560	34.21%

*	Per the most recent substantial shareholder notices released to the ASX.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 227,998,346 ordinary shares outstanding as of September 23, 2024, but do not include (i) 10,830,000 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX and (ii) 560,000 ordinary shares issuable upon exercise of outstanding warrants. Certain warrants have an exercise price of US$0.5859 per ordinary share. In addition 1,688,839 ordinary shares.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the ownership of major shareholders.

Major Shareholders Voting Rights

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Record Holders

As of September 23, 2024, there were 2,490 Immuron shareholders holding 227,998,346 fully paid ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held of record by HSBC Custody Nominees (Australia) Ltd., which held 77,565,904 (34.02%) of our ordinary shares as of such date.

B. Related Party Transactions

Grandlodge Capital Pty Ltd is an entity part-owned and operated by our non-executive director Mr. Stephen Anastasiou (resigned 3 May 2024). Mr. Peter Anastasiou and Mr. David Plush are also owners of Grandlodge, and its associated entities.

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

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our former non-executive director, Mr. Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases. The lease was recently renewed for a three-year term commencing January 1, 2019 with an additional three-year option period. This lease was extended on January 1, 2022 including an extension option for a further 3 years by written request to the landlord before December 31, 2024. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30, 2022, 2023 and 2024, we paid Wattle A$42,364, A$44,667 and A$47,293 (excluding Goods and Services Tax), respectively.

During the fiscal year 2022, the group engaged a non-executive director, Mr Daniel Pollock, for legal services which amounted to $20,000.

During the fiscal year 2024, the group engaged a related party to Chief Operating Officer as a casual staff for monitoring of owned and external online channels for product related questions and pharmacovigilance, which amounted to $17,325 (2023: $17,065) including superannuation.

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

B. Significant Changes

There have been no significant changes in the operation or financial condition of our company since June 30, 2024.

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

C. Material Contracts

We entered into a Development and Supply Agreement with Synlait Milk Ltd. on June 21, 2016. Pursuant to the agreement, Synlait Milk, a large dairy farm company located in New Zealand, agreed to vaccinate their cow herds with IMM- 124E vaccine and to collect the hyper-immune colostrum from the first milking of the cows at calving. This colostrum, which contains the vaccine antibodies, is then spray or freeze dried and tested for the vaccine properties. If levels of the vaccine are sufficient and meet our product specifications, the dried hyper-immune colostrum is then shipped to our warehouse in Melbourne, Australia.

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

This summary does not discuss all the tax consequences that may be relevant to an investment in ADSs by a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker-dealers, banks or other financial institutions, traders in securities who elect to use a mark-to-market method of accounting for securities holdings, insurance companies, investors liable for alternative minimum tax, tax- exempt organizations, regulated investment companies or real estate investment trusts, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs through any such entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares by vote or value, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

Taxation of Dividends on ADSs

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owning the underlying ordinary shares represented by the ADSs held by them. Subject to the passive foreign investment company, or PFIC rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADSs, including the amount of any taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADSs, and any amount in excess of your tax basis will be treated as gain from the sale of ADSs. See “Disposition of ADSs” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends- received deduction generally available to corporations under Section 243 of the Code.

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

Based on our business results for the last fiscal year and the composition of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2024. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending upon, among other things, a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the cash proceeds from any offering, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. Holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ordinary shares or ADSs.

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

In certain circumstances, in lieu of being subject to the adverse tax rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, or “marketable”. Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs are listed on NASDAQ, which constitutes a qualified exchange. As stated above, the ADSs will be listed on NASDAQ. However, there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on NASDAQ. While we would expect the Australian Stock Exchange, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the Australian Stock Exchange is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-market election with respect to its ADSs may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If you make an effective mark-to-market election, you will include as ordinary income in each year that we are a PFIC, the excess of the fair market value of your ordinary shares or ADSs at the end of your taxable year over your adjusted tax basis in such ordinary shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to- market election, any gain you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year when we are not a PFIC will be a capital gain or loss. See Disposition of ADSs above for the treatment of capital gains and losses.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 001- 38104.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$11,657,315 on deposit on June 30, 2024.

We conduct our activities almost exclusively in Australia. We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2024, the Australian dollar depreciated against the U.S. dollar.

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

Fees and Payments Made by Us to the Depositary

For the year ended June 30, 2024, we paid The Bank of New York Mellon a total of US$6,661 for services pursuant to the 2023 Annual General Meeting (AGM).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, after evaluating the effectiveness of our disclosure controls and procedures as of the evaluation date, concluded that as of the evaluation date of June 30, 2024, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control- Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2024, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on ICFR from our independent public accounting firm because we are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

D. Changes in Internal Control over Financial Reporting

As of the date of this report, there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

(i)	Audit services

	Year Ended June 30,
	2024 A$	2023 A$
Audit and review of financial statements[1]	254,350	241,583
	254,350	241,583

[1]	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(ii)	All other fees

	Year Ended June 30,
	2024 A$	2023 A$
EMDG grant consulting services	7,210	3,000
	7,210	3,000

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2024.

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

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Board is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board. For additional information regarding risks from cybersecurity threats, please refer to Item 3D, “Risk Factors,” in this annual report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Immuron Limited

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Immuron Limited and subsidiaries (the “Company”) as of June 30, 2024 and 2023, related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition – refer to Note 1(e)(i) and Note 3

The Group’s revenue is derived through the sale of hyper-immune products across Australia, United States of America and Canada. Revenue has increased by 172% compared to the previous financial year.

IFRS 15 Revenue from Contracts with Customers (‘IFRS 15’) requires revenue to be recognised when the performance obligation is satisfied.

The principal consideration for our determination that revenue recognition is considered a critical audit matter is due to the significant increase in revenue in the financial year.

Our audit procedures related to revenue recognition included the following, among others:

●	Evaluating the Group’s revenue recognition policy in accordance with IFRS 15;

●	Utilising data analytics to risk profile revenue transactions throughout the year, identifying and testing transactions which are higher risk;

●	Testing a sample of revenue transactions by tracing to proof of delivery documents to evaluate occurrence; and

●	Evaluating the appropriateness of disclosures in the financial statements.

Valuation of inventories – refer to Note 1(m) and Note 9(b)

At 30 June 2024, the Group had inventories of $2,253,893 including finished goods, work in progress and raw materials.

The principal considerations for our determination that valuation of inventories is a critical audit matter is, the identification of obsolete inventory requires significant judgement as the nature of inventory held must meet strict quality requirements and has a limited shelf life. The valuation of the inventories is assessed with consideration to the forecast inventory usage, sales and the expiry dates of the products.

This is a critical audit matter because of the significance of the inventories balance at 30 June 2024 and the judgement required to determine whether it is recorded at the lower cost and net realisable value.

Our audit procedures related to the valuation of inventories included the following, among others:

●	Obtaining management’s inventory provision calculation and assessing the methodology and key inputs and assumptions for reasonableness;

●	Obtaining management’s sales and production forecast that supports the inventory provision and performing the following:

-	Evaluating the methodology and assumptions used;

-	Validating the accuracy of the calculations through testing the reasonableness of expiry dates and future sales levels;

●	Obtaining management’s expert stability report that supports the extended useful life of stock and performing the following:

-	Assessing the capabilities, competence and objectivity of management’s expert;

-	Validating any assumptions utilised within the report and testing for reasonableness; and

●	Evaluating the appropriateness of disclosures in the financial statements.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2018.

Melbourne, Australia

September 30, 2024

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June

	Notes	2024 A$	2023 A$	2022 A$
Revenue from contracts with customers	3	4,902,865	1,804,705	765,193
Cost of Goods Sold		(1,566,068)	(495,558)	(241,691)
Gross Profit		3,336,797	1,309,147	523,502

Grant Income	3	3,408,199	2,591,498	957,725
Fair value (losses) to financial assets	3	(557,676)	(523,666)	—
Net foreign exchange gains/(losses)	3	(27,603)	363,724	247,558
Movement in inventory provision	3	—	430,932	—

Expenses
General and administrative expenses	4	(4,555,726)	(4,220,905)	(3,524,388)
Research and development expenses	4	(5,375,461)	(2,592,145)	(657,715)
Selling and marketing expenses	4	(2,029,648)	(927,423)	(416,537)
Operating loss		(5,801,118)	(3,568,838)	(2,869,855)

Finance income		327,756	116,323	21,785
Finance expenses		(7,576)	(9,652)	(6,184)
Finance costs - net		320,180	106,671	15,601

Share of loss from associates	10(b)	(1,456,019)	(324,340)	—

Loss Before Income Tax		(6,936,957)	(3,786,507)	(2,854,254)
Income tax expense	5	—	—	—
Loss for the Period		(6,936,957)	(3,786,507)	(2,854,254)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	14	2,266	(1,012)	6,708
Total Comprehensive Loss for the Period		(6,934,691)	(3,787,519)	(2,847,546)

Basic/Diluted Loss per Share (in cents per share)	7	(3.04)	(1.66)	(1.25)

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position
As of 30 June

		2024	2023
	Notes	A$	A$
ASSETS
Current Assets
Cash and cash equivalents	8(a)	11,657,315	17,159,764
Trade and other receivables	8(b)	1,387,573	417,420
Inventories	9(b)	1,584,608	839,968
Financial assets	8(c)	-	1,834,034
Other current assets	8(d)	96,841	158,151
Total Current Assets		14,726,337	20,409,337

Non-Current Assets
Investments accounted for using the equity method	10(b)	-	159,066
Property, plant and equipment	9(a)	154,347	200,133
Inventories	9(b)	669,285	1,219,646
Total Non-Current Assets		823,632	1,578,845
TOTAL ASSETS		15,549,969	21,988,182

LIABILITIES
Current Liabilities
Trade and other payables	8(e)	2,135,852	1,192,769
Employee benefit obligations	9(c)	522,571	289,408
Deferred income	8(f)	-	698,195
Other current liabilities	9(d)	40,556	38,767
Total Current Liabilities		2,698,979	2,219,139

Non-Current Liabilities
Employee benefit obligations	9(c)	8,605	1,882
Other non-current liabilities	9(d)	132,941	150,325
Total Non-Current Liabilities		141,546	152,207
TOTAL LIABILITIES		2,840,525	2,371,346
NET ASSETS		12,709,444	19,616,836

EQUITY
Issued capital	13	88,504,043	88,436,263
Reserves	14	3,173,797	3,235,969
Accumulated losses		(78,968,396)	(72,055,396)
TOTAL EQUITY		12,709,444	19,616,836

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 30 June

		Issued Capital	Reserves	Accumulated Losses	Total
	Notes	A$	A$	A$	A$
Balance as at 1 July 2021		88,361,303	3,466,642	(65,932,888)	25,895,057
Loss after income tax expense for the year		—	—	(2,854,254)	(2,854,254)
Other comprehensive income for the period		—	6,708	—	6,708
Total comprehensive loss for the period		—	6,708	(2,854,254)	(2,847,546)
Transactions with owners in their capacity as owners
Shares issued, net of costs	13	74,960	—	—	74,960
Options/warrants issued/expensed	14	—	54,930	—	54,930
Options/warrants lapsed/exercised	14	—	(361,861)	361,861	—
Balance as at 30 June 2022		88,436,263	3,166,419	(68,425,281)	23,177,401
Loss after income tax expense for the year		—	—	(3,786,507)	(3,786,507)
Other comprehensive income for the period		—	(1,012)	—	(1,012)
Total comprehensive loss for the period		—	(1,012)	(3,786,507)	(3,787,519)
Transactions with owners in their capacity as owners
Options/warrants issued/expensed	14	—	104,753	—	104,753
Options/warrants lapsed/expired	14	—	(156,392)	156,392	—
Performance rights issued/expensed	14	—	122,201	—	122,201
Balance as at 30 June 2023		88,436,263	3,235,969	(72,055,396)	19,616,836
Loss after income tax expense for the year		—	—	(6,936,957)	(6,936,957)
Other comprehensive income for the period		—	2,266	—	2,266
Total comprehensive loss for the period		—	2,266	(6,936,957)	(6,934,691)
Transactions with owners in their capacity as owners
Unlisted options issued/expensed	14	—	15,231	—	15,231
Options/warrants issued/expensed (net of adjustments)	14	—	(11,932)	—	(11,932)
Options/warrants exercised	14	67,780	(43,780)	—	24,000
Options/warrants forfeited	14	—	(23,957)	23,957	—
Balance as at 30 June 2024		88,504,043	3,173,797	(78,968,396)	12,709,444

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows
For the year ended 30 June

	Note	2024 A$	2023 A$	2022 A$
Cash Flows Related to Operating Activities

Receipts from customers		4,734,350	1,912,689	696,603
Payments to suppliers and employees		(12,910,753)	(7,842,052)	(4,629,139)
Australian R&D tax incentive refund		395,001	251,986	306,154
Grants received from government and non-government sources		1,901,263	3,082,182	478,589
Net Cash Flows Used In Operating Activities	16	(5,880,139)	(2,595,195)	(3,147,793)

Cash Flows Related to Investing Activities
Payments for purchases of plant and equipment		(195)	(7,739)	(10,048)
Payments for acquisition of associate		—	(2,729,863)	—
Interest received		327,756	116,323	21,785
Net Cash Flows From/(Used In) Investing Activities		327,561	(2,621,279)	11,737

Cash Flows Related to Financing Activities
Proceeds from issues of securities		24,000	—	—
Principal elements of lease payments		(15,595)	(35,015)	(36,264)
Interest and other costs of finance paid		(7,576)	(9,652)	(6,184)
Net Cash Flows From/(Used In) Financing Activities		829	(44,667)	(42,448)

Net (decrease)/increase in cash and cash equivalents		(5,551,749)	(5,261,141)	(3,178,504)
Cash and cash equivalents at the beginning of the year		17,159,764	22,110,278	25,047,281
Effects of exchange rate changes on cash and cash equivalents		49,300	310,627	241,501
Cash and Cash Equivalents at the End of the Year	8(a)	11,657,315	17,159,764	22,110,278

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Material Accounting Policies

Corporate Information

The consolidated financial report of Immuron Limited (“the Company”) for the year ended June 30, 2024, 2023 and 2022 was authorized for issue in accordance with a resolution of the Directors on September 30, 2024.

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

(ii)	Historical cost convention

The financial statements have been prepared on a historical cost basis.

(iii)	Going concern

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

This note provides a list of the material accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes above. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the group consisting of Immuron Limited and its subsidiaries.

(iv)	New standards and interpretations not yet adopted

There are no standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting years and on foreseeable future transactions.

Summary of material accounting policies

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

Associates are all entities over which the group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting (see (iii) below), after initially being recognized at cost. On initial recognition, where an associate meets the definition of a business, AASB 3 Business Combinations applied by analogy.

(iii)	Equity method

Under the equity method, the share of the profits or losses of the associate is recognized in profit or loss and the share of the movements in equity is recognized in other comprehensive income. Investments in associates are carried in the statement of financial position at cost plus post-acquisition changes in the group’s share of net assets of the associate.

Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment. Dividends received or receivable from associates reduce the carrying amount of the investment.

When the group’s share of losses in an associate equal or exceeds its interest in the associate, including any unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate. The Group reports impairment losses of associates within the share of loss from associates.

(iv)	Changes in ownership interests

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of Immuron Limited.

When the group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the executive management team consisting of the CEO, COO and CCO.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments: Research and development (R&D) and Hyper-immune products. See Note 15 for more details.

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

(e)	Income and revenue recognition

(i)	Sale of hyper-immune products

Revenue arises mainly from the sale of hyperimmune products. To determine whether to recognize revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognized at a point in time when or as the group transfers control of the assets to the customer upon delivery of the products or in the case of consignment sales when the distributor sells the product to the customer. The general standard payments terms for customers are 30 days.

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

(i)	Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(ii)	Research and development (“R&D”) grants from MTEC

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received and the amount can be reliably measured. For the year ended 30 June 2024, the group has recognized $2,599,458 (2023: $2,158,936) R&D grant from Medical Technology Enterprise Consortium (“MTEC”). These grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.

(iii)	Deferred income

Government grants and other grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

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

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short- term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

(i)	Business combinations

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognized and also recognizes additional assets and liabilities during the measurement period, based on new information obtained about facts and circumstances that existed at acquisition date. The measurement period ends on either the earlier of (i) 12 months from the date of acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Acquired assets and liabilities are initially recognized at their fair value. Any excess consideration paid is recognized as goodwill. Any excess net assets relative to consideration paid is recognized as a gain or bargain purchase. Consideration paid, including any contingent assets and liabilities acquired, are initially and subsequently measured at fair value. Any changes in fair value of contingent consideration payable or receivable are recognized as gain or loss on the income statement.

(j)	Impairment of assets

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash- generating units). Non-financial assets that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

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

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance.

The group applies the AASB 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2024 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

(i)	Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Details about the group’s impairment policies and the calculation of the loss allowance are provided below.

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

(i)	Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost comprises of direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

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

The group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by AASB 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

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

The Group also has performance rights that are granted to key management personal and employees. These can be settled in cash or shares at the discretion of the Board. The performance rights are based on non-market key performance indicators (KPIs). They are expensed over the service period based on an estimate of KPIs that are expected to be achieved. Where it is expected that they will be settled in cash, a corresponding liability is recognized.

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

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards.

There were no transfers between different levels for recurring fair value measurements during the period.

The group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-the-counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

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

Impairment in other associates

Arteria Health Limited

Impairment of associates requires a degree of estimation and judgment. After application of the equity method, the Group considers conditions and evidence that its net investment in the associate is impaired. If an impairment trigger event exists, the recoverable amount of the associate is determined. This involves fair value less costs of disposal or value in use calculations, which incorporates a number of key estimates and assumptions.

Refer to Note 10(b) for further information

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

Refer to Note 17 for further information

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

Impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventory, and in particular, the shelf life of inventories that affects obsolescence. Expected shelf- life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the Company. A comprehensive stability study was completed in August 2020 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

Refer to Note 9(b)i for further information

Presentation of Inventory

During the year ended 30 June 2024, management performed an assessment of its raw materials and utilization within 12 months from reporting date. Management determined $139,745 (2023: nil) of raw materials relating to Colostrum on hand held in Immuron’s warehouse will be consumed within 12 months from reporting date. An amount of $669,285 (2023:$1,108,256) of raw materials would be consumed beyond 12 months.

R&D tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.

Refer to Note 3 for further information

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

Refer to Note 8(c) for further information

Investment in Ateria

The acquisition of the interest in Ateria gains the Group a right to one board seat. If the Ateria contingent consideration receivable is received and the option to acquire shares were exercised (refer to Note 8(c) and 10(b)), Ateria’s shareholding would increase, and an additional board seat would be received. Management did not exercise the option by the expiry date of 31 July 2023. Management has therefore determined that Immuron does not and could not exercise control over Ateria. Mr Lydeamore was a Director of Ateria from 25 November 2022, resigning on 1 May 2024 to focus his attention on the Company.

Note 3. Revenue and other income

		30 June 2024	30 June 2023	30 June 2022
	Notes	A$	A$	A$
Revenue
Revenue from Operating Activities
Revenue from contracts with customers at a point in time		4,902,865	1,804,705	765,193
Total Revenue from Operating Activities		4,902,865	1,804,705	765,193

Grant Income
Australian R&D tax incentive refund		764,981	392,877	257,500
MTEC R&D grant		2,599,458	2,158,936	369,045
HJF R&D grant		-	-	306,595
EMDG grant		28,000	28,000	-
Other income		15,760	11,685	24,585
Total Grant Income		3,408,199	2,591,498	957,725

Other Gains/(Losses) – Net
Fair value gains/(losses) to financial assets	8 (c)(ii)	(557,676)	(523,666)	-
Net foreign exchange gains/(losses)		(27,603)	363,724	247,558
Movement in inventory provision		-	430,932	-

(i)	Fair value of R&D tax incentive refund

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

(ii)	R&D grants from MTEC

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received and the amount can be reliably measured. For the year ended 30 June 2024, the group has recognized $2,599,458 (2023: $2,158,936) R&D grant from Medical Technology Enterprise Consortium (“MTEC”). This is to recognize income over the year necessary to match the grants on a systematic basis with the costs that they are intended to compensate.

Note 4. Expenses

	30 June	30 June	30 June
	2024 A$	2023 A$	2022 A$
General and administrative expenses
Accounting and audit	576,540	657,970	499,331
Bad debts	-	2,376	-
Consulting	120,851	23,241	226,710
Depreciation	45,981	48,662	42,606
Employee benefits	2,353,625	1,874,963	1,212,721
Expected credit losses	(11,687)	19,111	8,809
Insurance	321,679	434,699	401,121
Investor relations	206,300	194,754	38,567
Legal	195,971	233,243	520,698
Listing and share registry	163,949	152,954	164,949
Superannuation	180,092	141,539	62,647
Travel and entertainment	196,369	105,535	9,459
Share-based payment expenses - options	3,299	104,753	94,890
Share-based payment expenses - performance rights	-	122,201	-
Occupancy	24,122	-	-
Other	178,635	104,904	241,880
	4,555,726	4,220,905	3,524,388
Research and development expenses
Consulting	277,128	111,530	230,684
Project research and development	5,098,333	2,480,615	427,031
	5,375,461	2,592,145	657,715
Selling and marketing expenses
Selling	379,406	192,878	57,854
Marketing	1,310,979	474,926	113,472
Distribution costs	339,263	259,619	245,211
	2,029,648	927,423	416,537

Note 5. Income Tax Expense

	30 June	30 June
	2024 A$	2023 A$
Unused tax losses for which no deferred tax asset has been recognized	59,447,397	52,625,541
Potential tax benefit @ 25% (2023: 25%)	14,861,849	13,156,385

The above potential tax benefit for tax losses has not been recognized in the statement of financial position. These tax losses can only be utilized in the future if the continuity of ownership test is passed, or failing that, the same business test is passed. The taxation benefits of tax losses and temporary difference not brought to account will only be obtained if: (i) the entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realized; (ii) the entity continues to comply with the conditions for deductibility imposed by law; and (iii) no change in tax legislation adversely affects the entity in realizing the benefits from deducting the losses.

The group operates in different tax jurisdictions and continues to meet its statutory requirements in these jurisdictions. The tax losses in each jurisdiction are subject to testing to make sure they meet all relevant statutory tests for them to be offset against future income.

Numerical reconciliation of income tax expense to prima facie tax payable

	30 June 2024 A$	30 June 2023 A$
Loss from continuing operations before income tax expense	(6,936,957)	(3,786,507)
Tax at the Australian tax rate of 25% (2023: 25%)	(1,734,239)	(946,627)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(191,245)	(98,219)
Accounting expenditure subject to R&D tax incentive	439,644	225,791
Share-based payments	825	56,738
Net impact of other amounts not deductible (taxable)	(220,449)	(453,038)
Subtotal	(1,705,464)	(1,215,355)
Tax losses and other timing differences for which no deferred tax asset is recognized	1,705,464	1,215,355
Income tax expense	-	-

Note 6. Key Management Personnel Compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

The Directors of Immuron Limited during the year ended June 30, 2024 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Dr. Roger Aston, Independent Non-Executive Director (Resigned May 31, 2024)

Mr. Paul Brennan, Independent Non-Executive Chairman

Mr. Daniel Pollock, Independent Non-Executive Director

Mr. Stephen Anastasiou, Independent Non-Executive Director (resigned May 3, 2024)

Prof. Ravi Savarirayan, Independent Non-Executive Director

Dr. Jeannette Joughin Independent Non-Executive Director (commenced June 1, 2024)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year ended June 30, 2024:

Mr. Steven Lydeamore, Chief Executive Officer

Dr. Jerry Kanellos, Chief Operating Officer

Mr. Flavio Palumbo, Chief Commercial Officer

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Key Management Personnel Compensation
Short-term employee benefits	1,637,409	1,394,154	636,673
Post-employment benefits	158,080	5,283	44,489
Long-term benefits	10,607	8,110	15,168
Share-based payment expenses to KMP and their related entities	3,300	200,753	94,890
Total Key Management Personnel Compensation	1,809,396	1,608,300	791,220

Note 7. Loss per Share

	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Basic/Diluted loss per share (in cents)	3.04	1.66	1.25

a) Net loss used in the calculation of basic and diluted loss per share	6,936,957	3,786,507	2,854,254

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	227,860,641	227,798,346	227,579,684

The Company is currently in a loss making position and thus the impact of potential issuance of shares is concluded as anti-dilutive which includes the Company’s options and warrants and performance rights. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Note 8. Financial assets and financial liabilities

(a)	Cash and cash equivalents

	30 June 2024	30 June 2023
	A$	A$
Cash at Bank and in hand:
Cash at bank and in hand	11,657,315	17,159,764
Total	11,657,315	17,159,764

(b)	Trade and other receivables

	30 June 2024	30 June 2023
	A$	A$
Current
Trade receivables[1]	607,436	46,949
Loss allowance	(16,233)	(27,920)
Accrued income – Australian R&D tax incentive refund[2]	768,370	398,391
Other income receivables – R&D grants[3]	28,000	-
Total	1,387,573	417,420

[1]	All trade receivables are non-interest bearing.

[2]	Receivables from the Australian Tax Office in relation to R&D tax incentive refund for the year.

[3]	The group has recognized $28,000 of EMDG grant in other income receivable for the current financial year (2023:nil).

(c)	Financial assets

The group classifies the following as financial assets recognised at fair value through profit or loss (FVPL) as part of Immuron’s strategic investment in Ateria:

●	Immuron was entitled to 735,000 share options with a total exercise price of £1,470,000, expiring on 31 July 2023, which Immuron subsequently elected not to exercise; and

●	On 22 February 2024 Immuron received 471,306 shares in Ateria upon satisfying performance milestones.

Financial assets mandatorily measured at FVPL include the following:

		30 June 2024	30 June 2023
	Notes	A$	A$

Current
Ateria share options	8(c)(iii)	-	221,620
Ateria contingent consideration receivable	8(c)(iii)	-	1,612,414
		-	1,834,034

(i)	Recognized fair value measurements

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards.

Recurring fair value measurements	Notes	Level 2	Level 3	Total
		$	$	$
At 30 June 2024
Financial assets
Ateria share options		-	-	-
Ateria contingent consideration receivable		-	-	-
Total financial assets		-	-	-

Recurring fair value measurements	Notes	Level 2	Level 3	Total
At 30 June 2023		$	$	$
Financial assets
Ateria share options		221,620	-	221,620
Ateria contingent consideration receivable		-	1,612,414	1,612,414
Total financial assets		221,620	1,612,414	1,834,034

(ii)	Amounts recognised in profit or loss

During the year, the following losses were recognised in profit or loss:

	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$
Fair value gains/(losses) to financial assets	(557,676)	(523,666)	-

(iii)	Fair value of financial assets

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

Reconciliation	Level 2	Level 3	Total
	$	$	$
Financial assets
Balance at acquisition date	221,620	1,612,414	1,834,034
Fair value gains/(losses) to financial assets	(221,620)	(336,056)	(557,676)
Net foreign exchange gains	-	20,595	20,595
Share of loss from associates*	-	(101,603)	(101,603)
Issue of Ateria contingent shares*	-	(1,195,350)	(1,195,350)
Balance at 30 June 2024	-	-	-

*	Note: (refer to Note 10(b)).

Ateria share options at 30 June 2023

As at 30 June 2023, the fair value of Ateria share options were determined using the following inputs:

Value date	Expiry date	Exercise price	No. of options	Share price at grant date	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option
2023-06-30	2023-07-31	£2.00	735,000	£1.85	100.00%	0.00%	4.18%	£0.1583

Ateria contingent consideration receivable at 30 June 2023

As disclosed in Note 10, Ateria contingent consideration receivable was recognized in relation to the acquisition of the interest in Ateria.

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

The number of shares to be received in Ateria is dependent on the financial performance of Ateria. If Ateria achieves a revenue goal for the calendar year 2023 of above £1 million, the number of shares to be received reduces on a linear basis. The shares were received on 22 February 2024.

(d) Other current assets

	30 June 2024	30 June 2023
	A$	A$

Prepayments	96,841	158,151
Total	96,841	158,151

(e) Trade and other payables

	30 June 2024 A$	30 June 2023 A$
Current
Trade payables	648,851	790,919
Accrued expenses	1,445,451	394,026
Other payables	41,550	7,824
Total	2,135,852	1,192,769

(f) Deferred income

	30 June 2024 A$	30 June 2023 A$
Current
Deferred grant income	-	698,195
Total	-	698,195

For the period ended 30 June 2024, the group received $1,901,263 R&D grant from Medical Technology Enterprise Consortium (MTEC) in cash. Refer to Note 3 for further information on income recognized from MTEC during the year.

Note 9. Non-financial assets and liabilities

(a) Property, plant and equipment

	Plant and equipment $	Furniture, fittings and equipment $	Right-of-use assets $	Total $
At 30 June 2022
Cost or fair value	364,856	35,042	229,031	628,929
Accumulated depreciation	(345,343)	(34,905)	(21,945)	(402,193)
Net book amount	19,513	137	207,086	226,736
Year ended 30 June 2023
Opening net book amount	19,513	137	207,086	226,736
Additions	7,067	672	14,320	22,059
Depreciation charge	(7,203)	(131)	(41,328)	(48,662)
Closing net book amount	19,377	678	180,078	200,133
At 30 June 2023
Cost or fair value	371,923	35,714	243,351	650,988
Accumulated depreciation	(352,546)	(35,036)	(63,273)	(450,855)
Net book amount	19,377	678	180,078	200,133
Year ended 30 June 2024
Opening net book amount	19,377	678	180,078	200,133
Additions	195	-	-	195
Depreciation charge	(5,576)	(339)	(40,066)	(45,981)
Closing net book amount	13,996	339	140,012	154,347
At 30 June 2024
Cost or fair value	372,118	35,714	243,351	651,183
Accumulated depreciation	(358,122)	(35,375)	(103,339)	(496,836)
Net book amount	13,996	339	140,012	154,347

(b) Inventories

	30 June 2024			30 June 2023
	Current A$	Non- current A$	Total A$	Current A$	Non- current A$	Total A$
Raw materials and stores (Colostrum)	139,745	669,285	809,030	-	1,108,256	1,108,256
Work in progress	683,850		683,850	444,905	111,390	556,295
Finished goods (Travelan and Protectyn)	610,020	-	610,020	394,381	-	394,381
Other inventories	150,993	-	150,993	682	-	682
	1,584,608	669,285	2,253,893	839,968	1,219,646	2,059,614

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

There were no short-dated finished goods as at 30 June 2024, resulting in no provision for finished goods as at 30 June 2024 (30 June 2023: nil).

(c) Employee benefit obligations

	2024			2023
	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Leave obligations (i)	265,952	8,605	274,557	237,328	1,882	239,210
Performance bonus	256,619	-	256,619	52,080	-	52,080
	522,571	8,605	531,176	289,408	1,882	291,290

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. Total leave provision of $265,952 (2023: $237,328) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

(d) Leases

(i)	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	30 June 2024 A$	30 June 2023 A$
Right-of-use assets[1]
Properties	140,012	180,078
	140,012	180,078
Lease liabilities[2]
Current	40,556	38,767
Non-current	132,941	150,325
	173,497	189,092

1.	Included in the line item ‘property, plant and equipment’ in the consolidated balance sheet.

2.	Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated balance sheet.

(ii)	Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2024 A$	2023 A$
Depreciation charge of right-of-use assets
Properties	40,066	41,328
	40,066	41,328

Interest expense (included in finance cost)	7,576	9,652
Expense relating to short-term leases (included in other expenses)	-	-
Expense relating to leases of low-value assets that are not short-term leases (included in other expenses)	-	-
Expense relating to variable lease payments not included in lease liabilities (included in other expenses)	-	-
Cash paid for principal payments	47,293	35,015

The total finance cash outflow for leases in 2024 was $7,576.

The total finance cash outflow for leases in 2023 was $9,652.

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

Note 10. Interests in other entities

(a) Material subsidiaries

The Company’s subsidiaries at 30 June 2024 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

		Percentage of Ownership
	Country of Incorporation	30 June 2024	30 June 2023

Parent Entity:
Immuron Limited	Australia	—	—

Subsidiaries of Immuron Limited:
Immuron Inc.	USA	100%	100%
Anadis EPS Pty Ltd	Australia	100%	100%
IMC Canada Ltd.	Canada	100%	100%

(b) Interests in associates

Immuron acquired 17.5% interest in Ateria Health Limited (Ateria) on 25 November 2022 with cash consideration. Ateria is a U.K. based company that has developed ground-breaking product for the treatment of irritable bowel syndrome (IBS). The strategic investment advances Immuron’s objective to enter the broader IBS market with leading products and strengthen the distribution of Immuron’s Travelan® products through B2C online platforms and pharmacy and retail channels (B2B) in target markets. Ateria has the same financial year end date of 30 June as that of Immuron. On 22 February 2024, Immuron received 471,306 shares in Ateria upon satisfying performance milestones. This increased Immuron’s interest in Ateria to 23.6%. Steve Lydeamore resigned from the Ateria Board of Directors on 1 May 2024.’

Impairment

In 2024, it became clear that Ateria was under significant financial difficulty. In 2024, the impairment loss of $1,456,019 represented the write-down of the Companyʼs investment in Ateria. This was recognised in the statement of profit and loss as Share of loss from associates. The recoverable amount of $0 as at 30 June 2024 was based on value in use. In determining the value in use for the investment, a discounted cash flow (DCF) model and Terminal Value valuation was used. As the current full year EBITDA is negative, no positive value can be attributed to the investment in Ateria using a DCF model.

A DCF model plus Terminal Value with a positive valuation requires evidence of Ateriaʼs ability to turn the business around from loss to profit. The Company determined it has insufficent evidence of Ateria’s ability to achieve profitability and therefore determined to impair the investment in full.

Name of entity	Place of business/ country of incorporation	Ownership interest held by the group
		2024%	2023%
Ateria Health Limited	United Kingdom	23.6	17.5

(i) Summarised financial information for associates

	30 June 2024	30 June 2023
The group’s share of loss for the period	(1,456,019)	(324,340)

Recognised in:	Note	30 June 2024	30 June 2023
Share of loss for the period - 23.6% (2023: 17.5%)		(291,711)	(324,340)
Impairment of investment in associate	8(c)(i)	(1,164,308)
		(1,456,019)	(324,340)

Reconciliation of the consolidated entity’s carrying amount	2024 $	2023 $
Opening carrying amount	159,066	-
Initial Investment in Ateria Health Limited	-	404,117
Acquisition of shares (Note 8(c) (iii))	1,195,350	79,289
Share of loss in Ateria for the period	(190,108)	(324,340)
Impairment of investment in Ateria	(1,164,308)	-
	-	159,066

Note 11. Company Details

The registered office of the Company is:

Level 3, 62 Lygon Street, Carlton, Victoria, Australia 3053.

The principal place of business of the Company is:

Unit 10, 25-37 Chapman Street, Blackburn, Victoria, Australia 3130.

Note 12. Contingent liabilities and Commitments

The group had no contingent liabilities or commitments at 30 June 2024 (2023: nil).

Note 13. Share capital

	2024 Shares	2023 Shares	2022 Shares	2024 A$	2023 A$	2022 A$
Ordinary shares
Fully paid	227,998,346	227,798,346	227,798,346	88,504,043	88,436,263	88,436,263
	227,998,346	227,798,346	227,798,346	88,504,043	88,436,263	88,436,263

(i)	Movements in ordinary shares:

Details	Number of shares	Total A$
Balance at 30 June 2021	227,246,596	88,361,303
Issue at $0.12 under ESOP Plan (2021-11-05)	333,000	39,960
Issue at $0.16 in lieu of payment for services (2021-12-17)	218,750	35,000
Less: Transaction costs arising on share issues	-	-
Balance at 30 June 2022	227,798,346	88,436,263
Less: Transaction costs arising on share issues	-	-
Balance at 30 June 2023	227,798,346	88,436,263
Issue at $0.12 on exercise of unlisted options (2024-03-12)	200,000	67,780
Balance at 30 June 2024	227,998,346	88,504,043

(ii)	Ordinary shares

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

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2021		3,360,128	106,514	3,466,642
Currency translation differences		-	6,708	6,708
Other comprehensive income		-	6,708	6,708
Transactions with owners in their capacity as owners
Options and warrants issued/expensed	14(ii)	54,930	-	54,930
Options and warrants lapsed/expired	14(ii)	(361,861)	-	(361,861)
At 30 June 2022		3,053,197	113,222	3,166,419

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2022		3,053,197	113,222	3,166,419
Currency translation differences		-	(1,012)	(1,012)
Other comprehensive income		-	(1,012)	(1,012)
Transactions with owners in their capacity as owners
Options and warrants issued/expensed	14(ii)	104,753	-	104,753
Options and warrants lapsed/expired	14(ii)	(156,392)	-	(156,392)
Performance rights issued/expensed	14(ii)	122,201	-	122,201
At 30 June 2023		3,123,759	112,210	3,235,969

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2023		3,123,759	112,210	3,235,969
Currency translation differences		-	2,266	2,266
Other comprehensive income		-	2,266	2,266
Transactions with owners in their capacity as owners
Options and warrants exercised	14(ii)	(43,780)	-	(43,780)
Options issued in the period (net of adjustments)	14(ii)	(11,932)	-	(11,932)
Lapse of unexercised options	14(ii)	(23,957)	-	(23,957)
Unlisted options issued/expensed	14(ii)	15,231	-	15,231
At 30 June 2024		3,059,321	114,476	3,173,797

(i)	Nature and purpose of other reserves

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

(ii)	Movements in options/warrants and performance rights:

Details	Notes	Number of Performance Rights and Options	Total A$
Balance at 30 June 2021		45,309,478	3,360,128
Lapse of unexercised options at $0.50 (2021-07-01)		(1,200,000)	(188,400)
Issue of ESOP unlisted options at $0.25 (2021-11-05)[1]		500,000	18,624
Lapse of unexercised options at $1.94 (2021-11-30)		(14,493)	(28,813)
Lapse of unexercised options at $1.94 (2022-06-14)		(24,721,108)	(144,648)
ESOP unlisted options granted at $0.12 (2022-06-27)[1]		-	36,306
Balance at 30 June 2022		19,873,877	3,053,197
Share-based payment expenses – options[1]		1,430,000	104,753
Lapse of unexercised options		(8,424,157)	(156,392)
Share-based payment expenses - performance rights[2]		-	122,201
Balance at 30 June 2023		12,879,720	3,123,759
Exercise of unlisted options at $0.12 (2024-03-12)		(200,000)	(43,780)
Performance rights issued[2]		1,688,839	0
Lapse of unexercised options		(173,600)	(23,957)
Unlisted Options Issued/Expensed		-	15,231
Options issued in the period (net of adjustments)[3]		1,000,000	(11,932)
Balance at 30 June 2024		15,194,959	3,059,321

1.	During the fiscal year 2022, a total of 2,930,000 options were granted to key management personnel. 500,000, 1,000,000 and 1,430,000 options were granted under OIP to Dr. Jerry Kanellos on 26 October 2021, Mr. Paul Brennan on 16 March 2022 and Mr. Steven Lydeamore on 27 June 2022, respectively. 1,430,000 options have been issued to Mr. Steven Lydeamore in July 2022. 1,000,000 options granted to Mr. Brennan upon his appointment are subject to shareholders’ approval after the current reporting period.

2.	During the fiscal year 2023, performance rights with a total value of $122,201 were granted to key management personnel and staff as part of their performance bonus. 1,688,839 performance rights were subsequently issued after the reporting period, on 12 July 2023. In which, 1,147,083 and 179,664 performance rights were issued to Mr. Steven Lydeamore and Dr. Jerry Kanellos as part of their fiscal year 2023 performance bonus of $83,000 and $13,000, respectively. These performance rights have nil exercise price, exercisable on issue and expiring on 12 July 2027.

3.	1,000,000 options were granted to Mr. Paul Brennan upon his appointment March 16, 2022, but were subject to shareholder approval that was not obtained until 2023. The options have been expensed over the vesting period from when the service period commenced and Immuron have revised the estimate of the fair value at the grant date. Of the $(11,932) adjustment, $(12,896) relates to the difference between the estimated fair value and the grant date fair value of these options. The fair value at the shareholder approval date was determined using the Black-Scholes option pricing model and takes into account the exercise price, the term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, risk-free interest rate for the term of the security and certain probability assumptions. The offsetting $965 relates to options issued for Dr. Jeannette Joughin.

Note 15. Segment Reporting

Description of segments and principal activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources. The executive management uses the measure of profit and loss to assess segment performance.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia and United States.

Hyper-immune products: income and expenses directly attributable to Travelan and Protectyn activities which occur in Australia, the United States, Canada and the rest of the world.

Financial breakdown

The segment information for the reportable segments for the year ended June 30, 2024 is as follows:

	Research and development	Hyper-immune products	Corporate	Total
2024	A$	A$	A$	A$
Hyper-immune products revenue	-	4,902,865	-	4,902,865
Cost of sales of goods	-	(1,566,068)	-	(1,566,068)
Gross profit	-	3,336,797	-	3,336,797
Other income	3,364,439	43,760	-	3,408,199
Fair value gains/(losses)to financial assets	-	-	(557,676)	(557,676)
Net foreign exchange gains/(losses)	-	-	(27,603)	(27,603)
Movement in inventory provision	-	-	-	-
General and administrative expenses	(460,251)	(3,565)	(4,091,910)	(4,555,726)
Research and development expenses	(5,375,461)	-	-	(5,375,461)
Selling and marketing expenses	-	(2,029,648)	-	(2,029,648)
Operating profit/(loss)	(2,471,273)	1,347,344	(4,667,184)	(5,801,118)
Finance income	-	-	327,756	327,756
Finance costs	-	-	(7,576)	(7,576)
Share of loss from associates	-	-	(1,456,019)	(1,456,019)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(2,471,273)	1,347,344	(5,813,028)	(6,936,957)
Assets
Segment assets	768,370	2,845,096	11,936,503	15,549,969
Total assets	768,370	2,845,096	11,936,503	15,549,969
Liabilities
Segment liabilities	604,018	206,524	2,029,983	2,840,525
Total liabilities	604,018	206,524	2,029,983	2,840,525

The segment information for the reportable segments for the year ended June 30, 2023 is as follows:

	Research and development	Hyper-immune products	Corporate	Total
2023	A$	A$	A$	A$
Hyper-immune products revenue	-	1,804,705	-	1,804,705
Cost of sales of goods	-	(495,558)	-	(495,558)
Gross profit	-	1,309,147	-	1,309,147
Other income	2,551,813	39,685	-	2,591,498
Fair value gains/(losses)to financial assets	-	-	(523,666)	(523,666)
Net foreign exchange gains/(losses)	-	-	363,724	363,724
Movement in inventory provision	-	430,932	-	430,932
General and administrative expenses	(460,251)	26,256	(3,786,910)	(4,220,905)
Research and development expenses	(2,592,145)	-	-	(2,592,145)
Selling and marketing expenses	-	(927,423)	-	(927,423)
Operating profit/(loss)	(500,583)	878,597	(3,946,852)	(3,568,838)
Finance income	-	-	116,323	116,323
Finance costs	-	-	(9,652)	(9,652)
Share of loss from associates	-	-	(324,340)	(324,340)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(500,583)	878,597	(4,164,521)	(3,786,507)
Assets
Segment assets	398,391	2,078,643	19,511,148	21,988,182
Total assets	398,391	2,078,643	19,511,148	21,988,182
Liabilities
Segment liabilities	604,018	206,524	1,560,804	2,371,346
Total liabilities	604,018	206,524	1,560,804	2,371,346

The segment information for the reportable segments for the year ended June 30, 2022 is as follows:

	Research and development	Hyper-immune products	Corporate	Total
2022	A$	A$	A$	A$
Hyper-immune products revenue	-	765,193	-	765,193
Cost of sales of goods	-	(241,691)	-	(241,691)
Gross profit	-	523,502	-	523,502
Other income	933,140	24,585	-	957,725
Net foreign exchange gains/(losses)	-	-	247,558	247,558
General and administrative expenses	-	(164,087)	(3,360,301)	(3,524,388)
Research and development expenses	(657,715)	-	-	(657,715)
Selling and marketing expenses	-	(416,537)	-	(416,537)
Operating profit/(loss)	275,425	(32,537)	(3,112,743)	(2,869,855)
Finance income	-	-	21,785	21,785
Finance costs	-	-	(6,184)	(6,184)
Profit/(loss) for the year	275,425	(32,537)	(3,097,142)	(2,854,254)

Assets
Segment assets	257,500	1,688,910	22,909,414	24,855,824
Total assets	257,500	1,688,910	22,909,414	24,855,824

Liabilities
Segment liabilities	7,053	150,151	1,521,219	1,678,423
Total liabilities	7,053	150,151	1,521,219	1,678,423

Information on geographical regions:

The group derives revenue from the transfer of hyper-immune products at a point in time in the following major product lines and geographical regions:

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2024	A$	A$	A$	A$	A$
Hyper-immune products revenue	3,702,876	1,075,614	80,888	43,487	4,902,865
Revenue from external customers	3,702,876	1,075,614	80,888	43,487	4,902,865

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2023	A$	A$	A$	A$	A$
Hyper-immune products revenue	1,100,725	642,819	1,201	59,960	1,804,705
Revenue from external customers	1,100,725	642,819	1,201	59,960	1,804,705

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2022	A$	A$	A$	A$	A$
Hyper-immune products revenue	143,378	501,228	63,172	57,415	765,193
Revenue from external customers	143,378	501,228	63,172	57,415	765,193

Information on major customers:

During the years ended June 30, 2024, 2023 and 2022, the Company had the following major customers in the hyper-immune product segment with revenues amounting to 10 percent or more of total group revenues:

	2024 A$	2023 A$	2022 A$
Customer A	2,308,425	626,107	99,792
Customer B	957,076	-	-
Customer C	842,173	223,504	34,020
Customer D	552,509	236,437	-
Customer E	-	465,614	253,803
Customer F	-	-	263,137
	4,660,183	1,551,662	650,752

Note 16. Cash Flow Information

(a) Reconciliation of cash flow from operations with loss after income tax

	30 June 2024 A$	30 June 2023 A$	30 June 2022 A$

Net Loss for the Year	(6,936,957)	(3,786,507)	(2,854,254)

Adjustments for
Depreciation expense	45,981	48,662	26,613
Lease modification	-	-	15,993
Distribution costs	-	-	35,000
Expected credit losses	(11,687)	19,111	8,809
Finance costs	7,576	9,652	6,184
Finance income	(327,756)	(116,323)	(21,785)
Share of loss from associates	1,456,019
Leave provision expense	44,863	27,235	45,470
Share-based payment expenses	3,299	226,954	94,890
Unrealized net foreign currency gains	(76,771)	(422,881)	(234,793)
Change in operating assets and liabilities:
Add decrease in trade and other receivables	(958,466)	226,365	(336,998)
Add (increase) / decrease in inventories	(194,279)	(776,100)	275,605
Add (increase) / decrease in other operating assets	71,353	414,249	(494,143)
Add (increase) / decrease in financial assets	557,676	848,006
Add (decrease) / increase in trade and other payables	890,102	31,876	285,616
Add (decrease) / increase in other operating liabilities	(451,092)	654,506	-
	(5,880,139)	(2,595,195)	(3,147,793)

(b) Non-cash financing and investing activities

See Note 17 for details regarding issues of options to employees.

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

Set out below are summaries of all listed and unlisted options, including those issued under OIP:

	2024		2023		2022
	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options

As at 1 July	0.27	12,879,720	0.37	19,873,877	0.31	45,309,478
Granted during the year	0.19	2,000,000	0.12	1,430,000	0.25	500,000
Exercised during the year	0.12	(200,000)	-	-	-	-
Forfeited/lapsed during the year	0.18	(173,600)	0.48	(8,424,157)	0.27	(25,935,601)
As at 30 June	0.26	14,506,120	0.27	12,879,720	0.37	19,873,877
Vested and exercisable at 30 June	0.27	13,346,386	0.27	12,610,802	0.37	19,538,877

Share options outstanding at the end of the year have the following expiry date and exercise prices:

		Exercise price		Share options	Share options	Share options
Grant date	Expiry date	(A$ unless stated otherwise)		30 June 2024	30 June 2023	30 June 2022
2018-03-15	2023-03-15		0.468	-	-	7,897,647
2017-06-09 (warrants)	2022-06-08	USD	0.3125	-	-	-
2018-03-15	2023-03-15		0.585	-	-	526,510
2019-05-23 (warrants)	2024-05-23	USD	0.125	-	173,600	173,600
2019-07-16 (warrants)	2024-07-16	USD	0.125	116,120	116,120	116,120
2018-07-13	2021-07-01		0.500	-	-	-
2019-11-06	2024-02-10		0.500	-	-	-
2020-10-29	2024-04-14		0.12	7,900,000	8,100,000	8,100,000
2020-07-24 (warrants)	2025-07-21	USD	0.5859	2,560,000	2,560,000	2,560,000
2021-10-26	2025-10-26		0.25	500,000	500,000	500,000
2022-06-27	2026-06-27		0.12	1,430,000	1,430,000	-
2023-11-21	2027-11-21		0.25	1,000,000	-	-
2024-06-19	2028-06-19		0.13	1,000,000	-	-
Total				14,506,120	12,879,720	19,873,877

Weighted average remaining contractual life of options outstanding at end of period				2.01	1.35	1.54

(i)	Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options granted under OIP during the year ended June 30, 2024 included:

					Share price				Fair value at grant
		Exercise			at grant			Risk- free	date per
		price	No. of		date	Expected	Dividend	interest	option
Grant date	Expiry date	(A$)	options		(A$)	volatility	yield	rate	(A$)

2023-11-21	2027-11-21	0.25	1,000,000		0.08	119.21%	0.00%	4.09%	0.0511
2024-06-19	2028-06-19	0.13	1,000,000	*	0.09	90.42%	0.00%	3.97%	0.0524
			2,000,000

*	1,000,000 options granted to Dr. Jeannette Joughin are subject to shareholder approval at the upcoming AGM on 26 November 2024.

No options were granted under OIP during the year ended June 30, 2023.

The model inputs for options granted under OIP during the year ended June 30, 2022 included:

					Share price				Fair value at grant
		Exercise			at grant			Risk- free	date per
		price	No. of		date	Expected	Dividend	interest	option
Grant date	Expiry date	(A$)	options		(A$)	volatility	yield	rate	(A$)

2021-10-26	2025-10-26	0.25	500,000		0.12	131.70%	0.00%	0.69%	0.0886
2022-06-27	2026-06-27	0.12	1,430,000	*	0.07	128.10%	0.00%	3.31%	0.0530
2022-03-15	2026-06-27	0.12	1,000,000	*	0.07	128.10%	0.00%	3.31%	0.0530
			2,930,000

*	1,430,000 options granted to Mr. Steven Lydeamore on 27 June 2022 and subsequently issued after the reporting period, on 1 July 2022.

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

b)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period were as follows:

	2024 A$	2023 A$	2022 A$
Options issued under OIP	3,299	104,753	54,930
Shares issued under OIP	-	-	39,960
Performance rights issued under OIP[1]	-	122,201	-
	3,299	226,954	94,890

[1]	It was agreed that performance bonus for selected employees for the year ended 30 June 2023 would be paid in performance rights rather than cash. Performance rights to be issued to employees are long-term incentives under OIP.

Note 18. Related Party Transactions

(a)	Subsidiaries and associates

Interests in subsidiaries and associates are set out in note 10(a) and 10(b), respectively.

(b)	Transactions with other related parties

The following transactions occurred with related parties:

	2024 A$	2023 A$	2022 A$
Amounts settled in cash or shares for goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	102,293	99,667	154,364
Legal services by key management personnel (ii)	-	-	20,000
Other (iii)	17,325	17,065	-

(i)	Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	rental of an office suite (Wattle Laboratories Pty Ltd); and

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non- executive director, Mr. Stephen Anastasiou (resigned May 3, 2024), whereby we lease part of their Blackburn office facilities for our operations at a rental rate of A$38,940 per year, payable in monthly installments. The rental agreement is subject to annual rental increases. The lease was recently renewed for a three-year term commencing January 1, 2019 with an additional three-year option period. This lease was extended on January 1, 2022 including an extension option for a further 3 years by written request to the landlord before December 31, 2024. The lease may be terminated by either party upon six months’ written notice. During the fiscal years ended June 30, 2022, 2023 and 2024, we paid Wattle A$42,364, A$44,667 and A$47,293 (excluding Goods and Services Tax), respectively.

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

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2024 A$	2023 A$	2022 A$
Amounts settled in cash or shares during the period
Rental of an office suite from Wattle Laboratories Pty Ltd	47,293	44,667	42,364
Services rendered by Grandlodge Capital Pty Ltd	55,000	55,000	112,000
	102,293	99,667	154,364

ii)	Legal services by key management personnel

Legal services were provided by key management personal during the fiscal year 2022. No legal services were provided by key management personal in fiscal year 2024 or fiscal year 2023.

iii)	Other

During the fiscal year 2023, the group engaged a related party to Chief Operating Officer as a casual staff for monitoring of owned and external online channels for product related questions and pharmacovigilance, which amounted to $17,325 (2023: $17,065) including superannuation.

(c)	Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2024 A$	2023 A$	2022 A$
Current payables (purchases of goods and services)
Entities controlled by key management personnel	55,000	55,000	77,000

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

Exposure

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2024			2023
	USD $	CAD $	HKD $	USD $	CAD $	HKD $
Cash and cash equivalents	2,721,574	13,453	-	4,770,507	14,293	-
Trade receivables	36,297	88,459	-	46,821	-	-
Trade payables	250,865	42,047	18,308	577,644	1,841	24,636
Total exposure	3,008,736	143,959	18,308	5,394,972	16,134	24,636

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

The group has conducted a sensitivity analysis of its exposure to foreign currency risk. The group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 4.8% (2023: 5.8%)

	Impact on loss for the period		Impact on other components of equity
	2024 A$	2023 A$	2024 A$	2023 A$
USD/AUD exchange rate – change by 4.8% (2023: 5.8%)	144,419	312,908	5,495	37

*	Holding all other variables constant

Loss is more sensitive to movements in the AUD/USD exchange rates in 2024 than 2023 because of the increased amount of USD denominated cash and cash equivalents and the increased variability of the AUD/USD exchange rate. Equity is less sensitive to movements in the AUD/USD exchange rates in 2024 than 2023 because of the decreased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group’s exposure to other foreign exchange movements is not material.

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

While cash and cash equivalents are also subject to the impairment requirements of AASB 9, the identified impairment loss was immaterial.

Trade receivables

The group applies the AASB 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2024 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

On that basis, the loss allowance as at June 30, 2024 was determined as follows for trade receivables:

	Days past due
30 June 2024	Current A$	1-30 A$	31-60 A$	61-90 A$	91-120 A$	121+ A$	Total A$
Expected credit loss rate[1]	0.23%	1.80%	0.00%	5.83%	16.15%	50.90%	-
Gross carrying amount[1]	463,334	75,725	8,458	4,183	42,631	13,105	607,436
Loss allowance	1,073	1,361	-	244	6,885	6,670	16,233

1.

Trade receivables balance of $607,436 represents 12.39% of $4,902,865 revenue from contracts with customers of the current fiscal year. Based on the expected credit losses assessment and review of individual accounts, $16,233 was provided for. Subsequent to 30 June 2024, above 90% of the trade receivables balance has since been received in cash.

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

Contractual maturities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
of financial liabilities	A$	A$	A$	A$	A$	A$	A$
At 30 June 2024
Trade and other payables	648,851	-	-	-	-	648,851	648,851
Lease liabilities	20,278	20,278	46,342	86,598	-	173,497	173,497
Total	664,129	20,278	46,343	86,598	-	822,348	822,348
At 30 June 2023
Trade and other payables	798,743	-	-	-	-	798,743	798,743
Lease liabilities	19,165	19,602	40,556	109,769	-	189,092	189,092
Total	817,908	19,602	40,556	109,769	-	987,835	987,835

Note 20. Events occurring after the Reporting Date

On 3 July 2024, the Company lodged the SEC Form F-3 registration statement and secured the At-the-Market (ATM) funding facility with H.C. Wainright & Co., LLC with access of up to approximately US$2m funding.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Note 21. Parent entity financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2024 A$	2023 A$
Balance sheet
Current assets	14,724,947	20,348,996
Non-current assets	859,110	1,580,065
Total assets	15,584,057	21,929,061
Current liabilities	2,775,925	2,213,981
Non-current liabilities	141,510	152,207
Total liabilities	2,917,435	2,366,188

Shareholders’ equity
Share capital	88,504,043	88,436,263
Reserves	-	-
Share-based payments	3,059,321	3,123,759
Accumulated losses	(78,896,742)	(71,997,149)
	12,666,662	19,562,873
Loss for the year	6,899,593	3,700,827
Total comprehensive loss	6,899,593	3,700,827

(b)	Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2024 (2023: nil).

(c)	Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 30 June 2024 or 30 June 2023.

(d)	Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2024 (2023: nil).

(e)	Determining the parent entity financial information

The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i)	Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Immuron Limited.

(ii)	Intercompany loan

Total comprehensive loss of the parent entity includes the fully impaired intercompany loan.

Note 22. Auditors’ Remuneration

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

(i)	Audit services

	Year Ended June 30,
	2024 A$	2023 A$
Audit and review of financial statements [1]	254,350	241,583
	254,350	241,583

1	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(ii)	All other fees

	Year Ended June 30,
	2024 A$	2023 A$
EMDG grant consulting services	7,210	3,000
	7,210	3,000

Australian Disclosure Requirements

All press releases, financial reports and other information are available using the stock code IMC on the Australian Stock Exchange website: www2.asx.com.au.

Consolidated Entity Disclosure Statement:

Name of entity	Type of entity	Trustee, partner, or participant in joint venture	% of share capital held	Country of incorporation	Australian resident or foreign resident (for tax purpose)	Foreign tax jurisdiction(s) of foreign residents
Immuron Limited	Body corporate	n/a	n/a	Australia	Australian	n/a
Immuron Inc.	Body corporate	n/a	100	United States	Foreign	United States
Immuron Canada Ltd	Body corporate	n/a	100	Canada	Foreign	Canada
Anadis ESP Pty Ltd	Body corporate	n/a	100	Australia	Australian	n/a

BASIS OF PREPARATION

This consolidated entity disclosure statement (CEDS) has been prepared in accordance with the Corporations Act 2001 and includes information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements.

DETERMINATION OF TAX RESIDENCY

Section 295 (A)(vi) of the Corporation Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgement as there are different interpretations that could be adopted and which could give rise to a different conclusion on residency. In determining tax residency, the Group has applied the following interpretations:

Australian tax residency

The Group has applied current legislation and judicial precedent, including having regard to the Tax Commissioner’s public guidance in Tax Ruling TR 2018/5.

Foreign tax residency

Where necessary, the Group has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with (see section 295(3A)(vii) of the Corporations Act 2001).

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and Notes set out on pages F-1 to F-46 are in accordance with the Corporations Act 2001, including:

(i)	Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2024 and of its performance for the fiscal year ended on that date, and

(b)	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(c)	The consolidated entity disclosure statement is true and correct at 30 June 2024.

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

/s/ Paul Brennan
Chairman

Melbourne, September 30, 2024

ITEM 19. EXHIBITS

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date
1.1	Constitution of Registrant.	F-1	3.1	12/21/2016
1.2	Amended Constitution of Registrant.	6-K	99.1	11/22/2023
2.1	Form of Amended and Revised Deposit Agreement between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares	F-1/A	4.1	5/8/2017
2(d)*	Description of Securities
4.1	Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 28, 2013	F-1/A	10.1	2/9/2017
4.2	Variation of Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 21, 2016 (1)	F-1/A	10.2	2/9/2017
4.3	Executive Service Agreement by and between Immuron Limited and Dr. Jerry Kanellos dated July 23, 2015	F-1/A	10.10	2/9/2017
4.4	Commercial Lease Agreement with Wattle Laboratories Pty Ltd.	20-F	4.5	9/9/2022
4.5	Form of Compensation Warrant to be issued by Immuron Limited on July 23, 2020 6-K 10.4 7/23/2020	6-K	10.4	7/23/2020
4.6*	Executive Service Agreement by and between Immuron Limited and Mr. Steven Lydeamore dated May 5, 2022
8.1	List of Subsidiaries of the Registrant. 20-F 8.1 10/28/2019	20-F	8.1	10/28/2019
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1*	Consent of Grant Thornton Audit Pty Ltd
23.2*	Auditor’s Independence Declaration
23.3*	Independent Auditor’s Report
97.1*	Clawback Policy
101. INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Confidential treatment has been sought for certain portions of this document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Immuron Limited

	By:	/s/ Steven Lydeamore
Steven Lydeamore
Chief Executive Officer

Dated: September 30, 2024