Form 20-F
period 2025-06-30
Immuron Ltd
filed 2025-09-25
CIK 1660046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Telephone: +61 (0)3 8892 4854

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

The number of outstanding ordinary shares, as of June 30, 2025, was 233,959,013 ordinary shares.

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

We currently market our flagship commercial product Travelan®, and Protectyn® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial and is sold in pharmacies throughout Australia. Protectyn® (AUST L 231001) is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® (NPN 80046016) in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

Our polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and do not cross into the bloodstream, potentially leading to improved safety and tolerability, without sacrificing efficacy. Our technology platform can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. We believe that our lead drug candidates currently entering the clinical development phase have the potential to transform the existing treatment paradigms for Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridioides difficile (C.difficle) infections.

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

In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States, and all references to “Australian dollars”, “A$” or “$” are to the currency of Australia. Unless otherwise indicated or the context implies otherwise, items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollar (“A$” or “$”), which is Immuron Limited’s functional and presentation currency. Unless otherwise indicated or the context implies otherwise, all references to the “Company,” “Immuron,” “we,” “us,” or “our” refers to Immuron Limited, an Australian corporation and its subsidiaries. The “group” refers to Immuron and its subsidiaries collectively.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information-Risk Factors.”

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

We are early in our product development efforts and have only two product candidates in clinical trials. All of our other current product candidates are still in preclinical development. We may not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

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

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to accounting controls and procedures in the future, or, if we discover any material weaknesses or other deficiencies in our internal control and accounting procedures, the price of our ordinary shares and ADSs could decline significantly and raising capital could be more difficult.

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

We have incurred losses in every period since we began operations in 1994 and we have reported net losses of A$5,215,987, A$6,936,957 and A$3,786,507 during the fiscal years ended June 30, 2025, 2024, and 2023, respectively. As of June 30, 2025, our accumulated deficit was A$82,443,205. We may continue to incur additional operating losses for the next several years as we expand our research and development activities for the treatment of infectious diseases, commence new trials for our product candidates IMM-124E for Traveler’s Diarrhea and IMM-529 for C. difficile, and potential other assets/indications. We may never be able to achieve or maintain profitability.

Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

●	the continued increase in sales of our flagship commercial product, Travelan®;

●	the continued progress of our research and development programs;

●	the timing, scope, results and costs of pre-clinical studies and clinical trials;

●	the cost, timing and outcome of regulatory submissions and approvals;

●	determinations as to the commercial potential of our product candidates;

●	spending on our marketed assets;

●	our ability to successfully expand our contract manufacturing services;

●	our ability to establish and maintain collaborative arrangements; and

●	the status and timing of competitive developments.

As of June 30, 2025, we had A$2,830,526 in cash and cash equivalents. Developing prescription products is expensive and we may need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We may seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

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

We are a commercial and clinical-stage biopharmaceutical company and our pharmaceutical products are designed to treat a range of infectious diseases. Other than our Travelan® and Protectyn® products, we have not sufficiently advanced the development of any of our products, including our current lead product candidate, IMM-124E, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

We receive Australian government research and development tax incentive refunds. If our research and development expenditures are not deemed eligible for the refund, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We expect to receive refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a refundable cash offset pegged at 18.5% above the corporate tax rate, which is currently 25% for Immuron, providing a 43.5% refundable tax offset of eligible research and development expenditures by small to medium size Australian entities during the year ended June 30, 2025, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss. There will also be no cap on the refundable tax offset. We have historically received refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures by small to medium size Australian entities during the previous financial year, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss.

The Research and Development Tax Incentive refunds are made by the Australian federal government for eligible research and development purposes based on the filing of an annual application and subsequent income tax returns for the fiscal year. We recognized Research and Development Tax Incentive refunds in the fiscal years ended June 30, 2025 and 2024 of A$1,110,577 and A$764,981 respectively. We have recognized a receivable of A$1,110,514 for the fiscal year ended June 30, 2025 offset by an under estimation for prior year of $63.

These refunds are available to fund our ongoing activities including our research and development activities in Australia, as well as activities in the U.S. to the extent such overseas-based expenses (i) relate to our activities in Australia, (ii) do not exceed half the expenses for the relevant activities and (iii) are approved by the Australian government. To the extent our research and development expenditures are deemed to be “ineligible,” then our refunds would decrease. In addition, the Australian government may in the future modify the requirements of to receive refunds or reduce the amounts or percentage claimable, in turn reducing the refunds available under the Research and Development Tax Incentive program, or may discontinue the incentive program entirely. Any such change in the Research and Development Tax Incentive program would have a negative effect on our future cash flows and our potential associated future expenditures.

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

We, or our licensing partners, may seek regulatory approval for our products or product candidates in multi-jurisdictions, accordingly, we expect that we will be subject to additional risks for our products and product candidates related to operating in foreign countries if we obtain the necessary approvals, including:

●	differing regulatory requirements in foreign countries;

●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

●	difficulties staffing and managing foreign operations;

●	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

●	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as in the EU or the U.S.;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism.

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

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel, including Mr. Steven Lydeamore who is currently our Chief Executive Officer (CEO) and Dr. Jerry Kanellos who is currently our Chief Scientific Officer (CSO).

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

We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are developing, and may in the future try to develop, product candidates. We are aware of multiple companies that are working in the field of infectious diseases, travelers’ diarrhea and C. difficile therapeutics, including Proctor and Gamble, Scandinavian (Rifaxamin) BioPharma (ETVAX), Eveliqure Biosciences, Lumen Bioscience and Sigmoid Pharma which are all developing therapeutics for travelers’ diarrhea and Crestone Pharma, and Ferring Pharmaceuticals, Seres Therapeutics, Vedanta Biosciences, BiomeBank, Lumen Bioscience and LPOXY Therapeutics which are all developing therapeutics for C.difficile.

We have limited large scale manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

While we have extensive experience in producing therapeutic colostrum via third party contract manufacturers, we may not be able to manufacture sufficient quantities of our product candidates in a cost-effective or timely manner. Manufacturing includes the production, formulation and stability testing of an active pharmaceutical ingredient and its formulation into pharmaceutical products, such as capsules or tablets. Any delays in production would delay our pre-clinical and human clinical trials, which could adversely affect our business, financial condition and operations.

We will also be required to enter into contracting arrangements with third parties to manufacture our product candidates for large-scale, pre-clinical and/or clinical trials. We may not be able to make the transition from laboratory-scale to development-scale or from development-scale to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

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

We currently depend upon a single manufacturer of each of our lead compound IMM-124E and our second clinical asset, IMM-529, and on a sole manufacturer to produce finished drug products and could incur significant costs and delays if we are unable to promptly find a replacement for them.

At this time, we are relying on a single manufacturer to develop Good Manufacturing Practice (“GMP”), processes for our lead compound. Our lead compound, IMM-124E, was manufactured by Synlait Milk Limited based in New Zealand. This manufacturer enables efficient large-scale manufacture of colostrum to provide drug substance for our current and prospective clinical trials. We recently entered into an agreement with Syntro Health to manufacture IMM-529, our second clinical asset. Further, the colostrum for IMM-529 has been and will be manufactured by a single third party. We also rely on contract manufacturers such as Mayne Pharma International and Pharmtech (Hong Kong) Limited to produce all of our marketed products. We are actively seeking additional and back-up manufacturers but may be unsuccessful in our efforts or may incur material additional costs and substantial delays.

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

The testing, marketing, and sale of human health care products also entail the inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. We have historically obtained no fault compensation insurance for our clinical trials and will continue to obtain similar coverage for all future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection, which can expose us to liability in the event of a successful claim. We may not be able to obtain product liability insurance in the event of the commercialization of a product or such insurance may not be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims, or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

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

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our platform technology. We have two product candidates currently in clinical development and several in early stage research and preclinical development.

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

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example, in Australia, principally the Therapeutics Goods Administration (“TGA”); Health Canada in Canada; New Zealand Medicines and Medical Devices Safety Authority in New Zealand; the FDA in the U.S.; the Medicines and Healthcare products Regulatory Agency, (“MHRA”) in the United Kingdom; the Medical Products Agency (“MPA”) in Sweden; and the European Medicines Agency in Europe. These regulatory processes can take many years and require the expenditure of substantial resources. Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications. Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

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

The United States congress passed drug pricing measures in the 2022 Inflation Reduction Act, such as Medicare direct negotiation of drug prices. The Trump administration has issued Executive Orders on April 15, 2025, May 12, 2025, aimed at, among other things, modifying the Medicare Drug Price Negotiation Program and seeking drug manufacturers to offer Most Favored Nation prices to American patients. Any law, policy, guideline or rule following the Executive Orders, and how any of these laws, rules, policies or guidelines will be implemented or challenged in court remains to be seen.

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2025, our cumulative operating losses have a total potential tax benefit of A$15,722,291 at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and for losses generated prior to January 1, 2018 for up to 20 years in the U.S. as long as certain conditions are met. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, as amended. Our carry forward net operating losses in the U.S. first start to expire in 2035.

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

We may lose our Foreign Private Issuer (“FPI”) status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

Immuron currently has FPI status. In order to maintain our current status as an FPI, either:

●	more than 50% of the voting power of all of our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by non-residents of the United States; or

●	(1) a majority of our executive officers or directors must not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States.

In June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of an FPI. The concept release was open for public comment until September 8, 2025. This release is the first review of the FPI framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to FPIs. In particular, the SEC is evaluating if the current FPI definition, which provides certain regulatory accommodations, is still appropriate given that many FPIs are now incorporated in jurisdictions with less stringent disclosure requirements and primarily trade on U.S. exchanges. The concept release outlines several potential approaches to revising the FPI definition, including updating existing eligibility criteria, adding foreign trading volume requirements and incorporating an assessment of foreign regulation.

If we lose FPI status, as a result of changes in our ownership structure or operations, or as a result of changes in the definition of FPIs as a result of the SEC’s concept release, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

As a foreign private issuer, we rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares.

The Nasdaq rules require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow and we do follow home country practice in lieu of the above requirements.

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

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to accounting controls and procedures in the future, or, if we discover any material weaknesses or other deficiencies in our internal control and accounting procedures, the price of our ordinary shares and ADSs could decline significantly and raising capital could be more difficult.

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. As of June 30, 2025, our management determined that we had no material weaknesses in our internal control over financial reporting. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our ordinary shares and ADSs could drop significantly.

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

Our status as a PFIC may also depend, in part, on how quickly we utilize any cash proceeds from any offering. Since PFIC status depends on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of our ordinary shares or ADS, which may be volatile, there can be no assurance that we will not be a PFIC for any taxable year. While we expect that we were not a PFIC for our taxable year ended June 30, 2025, no assurance of our PFIC status can be provided for such taxable year or future taxable years. Prospective U.S. investors should discuss the issue of our possible status as a PFIC with their tax advisors. U.S. Holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

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

We are incorporated in Australia, certain of our directors and officers reside outside the U.S. and substantially all of the assets owned by such persons are located outside of the U.S. As a result, it may be impracticable or at least more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise.

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

Australian companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of an Australian company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. Australian courts are also unlikely to recognize or enforce against us judgments of courts in the U.S. based on certain liability provisions of U.S. securities law and to impose liabilities against us, in original actions brought in Australia, based on certain liability provisions of U.S. securities laws that are penal in nature. Although the courts of Australia may recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits upon being satisfied about all the relevant circumstances upon which such judgment was obtained, there is no statutory recognition in Australia of judgments obtained in the U.S.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Immuron Limited was incorporated as an Australian Public Company, Limited by Shares under the name Anadis Limited (and changed its name to Immuron Limited in December 2008) in Victoria, Australia under the laws of the Commonwealth of Australia in 1994 and our ordinary shares have been listed on the ASX since April 30, 1999. Our ADSs and Warrants have traded on The NASDAQ Capital Market since June 13, 2017, with the Warrants delisted in June 2022 in connection with their expiration. We currently operate under the laws of the Commonwealth of Australia, including the Corporations Act of 2001. Our principal executive office is located at Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053 and our telephone number is +61 (0)3 8892 4854. Our agent for service in the U.S. is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711. Our website address is www.immuron.com.au. The information contained on or accessible through our website is not a part of or incorporated by reference into this annual report and the inclusion of our website address herein is an inactive textual reference only.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

Immuron is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

We currently market our flagship commercial product Travelan®, and Protectyn® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods.

As we mention in “Our Strategy” in the section “B. Business Overview” below, in the three fiscal years ended June 30, 2025, we have been advancing our lead oral polyclonal antibody drug candidates presently in clinical development for the treatment of travelers’ diarrhea and to treat recurrent C. difficile infections (CDI); together with continuing to invest in and growing Travelan® sales worldwide, including in the U.S., Australia, Canada, and in new markets. Further, the development of CampETEC product has now been discontinued.

To the best of our knowledge, there are no indications of any public takeover offers by third parties in respect of our ordinary shares nor has the Company made any takeover offers in respect of other companies’ shares in the last and current financial year.

Since inception until June 30, 2025, we were not required to invest material amounts for capital expenditures since our development efforts took place at research facilities operated by institutions with which we have relationships. Over the three fiscal years ended June 30, 2025, the total capital expenditure amounted to A$7,934 for purchases of plant and equipment.

B. Business Overview

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and our technology platform can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. We currently market our flagship commercial product Travelan® , and Protectyn® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter orally administered passive immunotherapeutic product and is indicated to reduce the risk of travelers’ diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial and is sold in pharmacies throughout Australia. Protectyn® (AUST L 231001) is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® (NPN 80046016) in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

Following the rapid growth of Travelan in pharmacy as the leading product for the prevention of traveler’s diarrhea, we identified an opportunity with ProIBS® to further expand its digestive health portfolio by providing pharmacists a proven premium efficacy product that delivers unique benefits to their customers. With ProIBS®, we will be able to provide an innovative and European certified medical device for the treatment of symptoms related to IBS. The product has been on the Swedish pharmacy market for more than a decade. Immuron anticipates launching ProIBS® in Australia in the first quarter of calendar year 2026.

We currently have two lead drug candidates entering the clinical development phase, which we believe have the potential to transform the existing treatment paradigms for Clostridiodies difficle (C.difficle) Infections, Enterotoxigenic Escherichia coli (ETEC) infections and travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce.

Travelan® and Protectyn® sales for fiscal year 2025, 2024 and 2023 were A$7.3 million, A$4.9 million and A$1.8 million, respectively.

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	2025	2024	2023
	A$	A$	A$

Hyperimmune products revenue
Travelan - Australia	5,201,385	3,702,876	1,100,725
Travelan - United States	1,658,336	1,075,614	642,819
Travelan - Canada	378,706	80,888	1,201
Protectyn - Australia	48,575	43,487	59,960

Revenue from external customers	7,287,002	4,902,865	1,804,705

Raw materials for manufacture of the Company’s products with the exception of colostrum are readily available and pricing is not materially volatile. Colostrum can be sourced from countries listed as free from Foot-and-Mouth Disease including (non-exhaustive list) Australia, New Zealand, Canada, United States of America. The volatility of liquid colostrum prices is driven by the inherent fluctuations in the dairy market, influenced by factors like seasonal conditions, input costs (feed, water, fertilizer), geopolitical events, and global supply/demand imbalances. These factors create an unpredictable environment, leading to fluctuating farmgate milk prices, which then translate into volatile conditions for colostrum, especially when considering it within the broader raw milk commodity market.

OUR STRATEGY

Our goal is to become one of the leading biopharmaceutical companies developing and commercializing therapeutics to address increased unmet medical needs in the anti-infective area. The critical components of our strategy include:

●	Advancing our lead oral polyclonal antibody drug candidates presently in clinical development for the treatment of travelers’ diarrhea and to treat recurrent C. difficile infections (CDI);

●	Leveraging our technology platform and our collaborations to expand our differentiated polyclonal-based product pipeline across multiple indications including various novel anti-infective programs with the U.S. Department of Defense (DoD);

●	Continuing to invest in and growing Travelan® sales worldwide, including in the U.S., Australia, Canada, and in new markets;

●	Continuing to invest in mechanism of action studies that expand our understanding of our novel mechanism of action across our targeted diseases and conditions, and potentially identify new opportunities for investment; and

●	Protect and leverage our intellectual property portfolio and patents. We believe that our intellectual property protection strategy, grounded in securing composition of matter patents on the biologics we develop, as well as broader patents to protect our technology platform, has best positioned us to gain broad and strong protection for our assets.

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

The active pharmaceutical ingredient (API) for a particular application is prepared using the first milking colostrum of dairy cows that have been immunized with proprietary vaccines for the specific therapeutic use to produce very high levels of antibodies against selected surface antigens. Pregnant dairy cows at commercial dairy farms are immunized through a proprietary process. Such inoculation of dairy cows with specific vaccines activates a generalized immune response in the host animal to produce antibodies which recognize and bind to bacterial cell-surface epitopes that the vaccines were designed against. These polyclonal antibodies in the harvested bovine colostrum are present in high concentration within the raw material which is further processed to produce the final drug product which contains at least 35% immunoglobulins (Ig), composed mainly of IgG (mostly IgG1).

Risk management covering the source of colostrum must focus on assurance of absence of Bovine Spongiform Encephalopathy (“BSE”), commonly known as Mad Cow Disease attributable to the liquid raw product. BSE is a transmissible and fatal neurodegenerative disease that affects cattle. BSE has never been detected in cattle in Australia or New Zealand. The World Organization for Animal Health recognizes both countries as having a negligible BSE risk status. Australia and New Zealand are two of only 53 countries in the world to-date assessed by the European Union as meeting all criteria for the lowest geographical BSE risk level.

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

Immuron has two lead clinical products entering the clinical development phase for the treatment of multiple high value enteric disease indications:

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

Collaborations with U.S. Army and U.S. Navy. We believe that our collaborations with the U.S. Department of Defense (DoD) are a powerful validation of the potential of our platform to develop novel anti-infectives. These collaborations also open the door to explore and develop potentially low risk / low cost therapeutics with some of the most advanced research facilities in the world. The DoD earlier commissioned several studies to characterize the polyclonal antibodies contained in Travelan. The aim was to conduct trials to determine the product’s effectiveness in neutralizing pathogenic GI bacterial infections as a preventative treatment for U.S. military personnel and civilians stationed or traveling in locations where such infections can be debilitating.

1. Travelan® Biologics License Application (BLA)

Immuron has an immediate focus on seeking FDA approval of Travelan® to prevent travelers’ (TD) diarrhea. According to the Centers for Disease Control and Prevention (CDC), an estimated 10 million international travelers develop travelers’ diarrhea every year. Approval of Travelan® as a preventative treatment for TD is expected to significantly increase commercial opportunities for Travelan® in the U.S., particularly as Travelan® is a non-antibiotic treatment having a considerable record of successful treatment. The Company was awarded a USD $3.43 million grant from the US Department of Defense to test the efficacy of one large daily dose regimen of Travelan® in a controlled human infection model (CHIM) clinical study using the ETEC strain H10407. This dose regime is potentially more amenable for use in military populations. The US Naval Medical Research Command (NMRC), Silver Spring, MD, USA was also awarded over USD $1 million in a separate grant to provide immunological support for the Immuron clinical program. The Company submitted an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) and obtained approval in December 2022. On October 4, 2022, Immuron announced execution of a clinical trial master service agreement with Maryland, Baltimore, USA based Pharmaron CPC, Inc. Up to 60 volunteers were enrolled in the clinical study and were randomly assigned to receive either a once-daily dose of 1200 mg of Travelan® or placebo. On March 7, 2024 interim analysis summarizing the data for a total of 60 subjects who completed the inpatient challenge component of this current clinical study were announced. On August 8, 2024 additional data analysis of protective efficacy was released reporting finding that some subjects did not experience any diarrhea until after antibiotics were administered. Diarrhea could be related to antibiotic administration. Protective Efficacy was calculated for the 5-day period post challenge. There were 4 subjects in the Travelan® group that did not experience any diarrhea until antibiotics were administered. There was a 43.8% reduction in diarrhea in the Travelan® group which is approaching statistical significance (p=0.066). Analysis of the safety data set (63 subjects) and additional 3 subjects who were not challenged which considered all Adverse Events and the number of events over the whole study period pre and post challenge found that the number of events was reduced in the Travelan® treated group for all organ classes. In January 2025, the Clinical Study Report was completed and submitted to the U.S. Food and Drug Administration (FDA). Additional exploratory end points were also reported. Statistically significant lower levels of IgA and IgG were observed for the subjects who received Travelan® compared to those who received the placebo. Travelan® antibodies target and bind to ETEC antigen in the gastrointestinal tract, blocking the endotoxin, Lipopolysaccharide epitopes and therefore reduce antigen exposure, resulting in lower overall IgA and IgG antibody titers. Clinical data also demonstrated there was a statistically significant reduction in the number of colony forming units (CFUs) in the stools of subjects who received Travelan® (p =0.0121), measured 48 hours post challenge, indicating faster clearance of the challenge strain from the GI tract. Participants in the Travelan® group were observed to have a more stable gastrointestinal microbiota over the treatment period when compared with the Placebo group. The study findings suggest Travelan antibodies assist in the reduction and clearance of pathological ETEC bacteria, shortening the recovery period after ETEC challenge. The Company plans to hold an end of Phase 2 meeting with the U.S Food and Drug Administration to discuss the pivotal Phase 3 registration strategy and planned clinical trials including recommended dosing to support a Biologics License Application (BLA) for Travelan® as a prophylactic medicine for Travelers’ Diarrhea.

The US Department of Defense Uniformed Services University (USU) have also been awarded grant funding to conduct a clinical trial to evaluate the efficacy of Travelan® in Travelers’ Diarrhea. Enrollment of 866 deployed military personnel or travelers will occur at sites within the Uniformed Services University of the Health Sciences Infectious Disease Clinical Research Program (IDCRP) network and the UK military. Subjects will be randomized to receive a masked regimen of Travelan®, or placebo. Findings from the clinical study will inform strategies for Defense Force Health Protection. The P2TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region. As of June 30, 2025 the USU had completed enrollment with 100% of the targeted 866 participants recruited and randomized into the clinical trial . On May 30, 2025, the Company announced that it anticipated the final visit of the Last Patient in July 2025 with topline results to follow in October 2025.

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

Our second clinical asset IMM-529 is an oral biologic that targets the Clostridioides difficile (C. difficile) bacterium, IMM-529 can protect and prevent against enteric diarrheal symptoms associated with C.difficile infection. We have evidence to suggest IMM-529 treatment is effective and does not destroy the microbiome which is a side effect of treatment with many antibiotics. IMM-529 allows the microbiome to return to a healthy state while treating C. difficile infection (CDI). The antibodies in IMM-529 have been generated against the essential C. difficile virulence components, specifically, spores, vegetative cells and toxin B and shown to bind and neutralize a variety of human and animal C. difficile isolates. IMM-529, which was developed in collaboration with world-leading C.difficile Key Opinion Leader, Dr. Dena Lyras and her team at Monash University, has a Triple-Action MOA (antibodies to Toxin B + Spores + Vegetative Cells). It is a three-pronged approach that is novel, and which has yielded exceptional results in pre-clinical studies including (1) Prevention of primary disease, (2) Treatment of primary disease and (3) Suppression of recurrence. To date this is the only investigational drug that has showed positive therapeutic benefits in all three phases of the disease. In the preclinical stage, prevention studies demonstrated an 80% efficacy without the use of antibiotics. Furthermore, in treatment studies an 80% efficacy was demonstrated without the use of antibiotics like vancomycin. In relapse studies a 90% survival rate was noticed vs 22% survival rate in the control group. To our knowledge, it is to date the only investigational drug that has showed therapeutic benefits in all three phases of the disease. The Company’s plan to file an IND with FDA for further development of the drug candidate, with the initial focus on treating patients with recurrent disease. The trial is designed to study a total of 60 patients, diagnosed with CDI and have received standard of care antibiotic treatment. The primary objective is to assess IMM-529 safety and tolerability, while secondary end points are to evaluate the preliminary efficacy of IMM-529 as evaluated by duration and severity of symptoms and rate of disease recurrence. On July 1, 2024, the Company filed pre-IND with the FDA. The complete pre-IND briefing package was submitted to the FDA on July 30, 2024. The Company had a Pre-investigational new drug application (pre-IND) (Type B) meeting with the FDA on September 5, 2024. Following the FDA’s guidance and feedback, the Company now plans to file an investigational new drug (IND) application for IMM-529 to prevent or treat Clostridioides difficile infection (CDI) during the second half of calendar 2025, followed by a Phase 2 trial of IMM-529 in individuals with Clostridioides difficile infection.

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

3.	Campylobacter and Enterotoxigenic Escherichia coli (CampETEC) therapeutic

The Company was collaborating with the US Naval Medical Research Command (NMRC), Silver Spring, MD, USA to develop and clinically evaluate a new therapeutic to protect against Campylobacter and Enterotoxigenic Escherichia coli (ETEC) infections. The new Hyper-immune therapeutic contains high levels of antibodies which specifically target Campylobacter jejuni HS23/36 capsule polysaccaride and Enterotoxigenic Escherichia coli (ETEC) colonization factor antigen I (CFA/I). The NMRC submitted an IND application to the FDA and received approval in May 2023 for the new oral therapeutic. The safety and protective efficacy of the product was evaluated in a controlled human infection-model clinical trial. The trial was designed to focus on the ability of the hyper-immune product to protect volunteers against moderate to severe Campylobacteriosis. A total of 30 volunteers were enrolled in the study and randomly assigned to either C. jejuni or placebo.

On October 4, 2024 the Company announced that it had been advised by NMRC that the safety and protective efficacy of the product was tested in a controlled human infection-model clinical trial focusing on the ability of the hyperimmune product to protect volunteers against moderate to severe campylobacteriosis following challenge with Campylobacter jejuni strain CG8421. A total of 27 volunteers were enrolled in the randomized, placebo-controlled trial and randomly assigned to either the active or placebo arm of the study. The interim results demonstrated 10.4% protective efficacy against moderate to severe campylobacteriosis following challenge with Campylobacter jejuni strain CG8421 compared to the placebo group. The vaccine used to manufacture the CampETEC product was a conjugated vaccine composed of the Campylobacter jejuni strain HS23/36 capsule polysaccharide and a recombinant fusion protein of Colonization Factor Antigen I from ETEC. The NMRC concluded that targeting a single Campylobacter CPS antigen strain may not be sufficient to demonstrate protective efficacy against Campylobacter and the development program may require the inclusion of other protein and/or polysaccharide targets in the design of the vaccines used to manufacture the product. On August 16, 2024 the Company announced funding of a new research agreement for the Naval Medical Research Command (NMRC), and Walter Reed Army Institute of Research (WRAIR) Silver Spring, MD, USA which will include new antigen targets against the major enteric bacterial pathogens Campylobacter and Shigella. Further, the development of CampETEC product has now been discontinued.

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

The manufacturing campaign for the drug substance was completed in August 2022 and the investigational medical products were transferred to the Johns Hopkins Bloomberg School of Public Health (JHBSPH) in the USA the clinical trial site. The ability of the new hyper-immune product to protect volunteers from moderate to severe campylobacteriosis was assessed during an inpatient clinical trial. On October 4, 2024 the Company announced that it had been advised by NMRC that the safety and protective efficacy of the product was tested in a controlled human infection-model clinical trial focusing on the ability of the hyperimmune product to protect volunteers against moderate to severe campylobacteriosis. A total of 27 volunteers were enrolled in the randomized, placebo-controlled trial and randomly assigned to either the active or placebo arm of the study. The interim results demonstrated 10.4% protective efficacy against moderate to severe campylobacteriosis following challenge with Campylobacter compared to the placebo group. The vaccine used to manufacture the CampETEC product was a conjugated vaccine composed of the Campylobacter jejuni strain HS23/36 capsule polysaccharide and a recombinant fusion protein of Colonization Factor Antigen I from ETEC. The NMRC concluded that targeting a single Campylobacter CPS antigen strain may not be sufficient to demonstrate protective efficacy against Campylobacter and the development program may require the inclusion of other protein and/or polysaccharide targets in the design of the vaccines used to manufacture the product. On August 16, 2024 the Company announced that the NMRC received U.S. Department of Defense funding to develop a new campylobacter vaccine not conjugated with ETEC as well as new vaccines for shigella and different strains of E.coli. The plan is to develop new hyperimmune products which specifically target each of these pathogens in collaboration with Immuron.

Our partnerships with components of the US Department of Defense remain strong, close, and strategically vital. We will continue the clinical development of a new oral therapeutic to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections in conjunction with the US Naval Medical Research Command.

Immuron previously Awarded $6.2 Million to Clinically Evaluate a Military Strength Dosing Regimen for Travelan

Immuron is pursuing a regulatory pathway to license Travelan® (IMM-124E) with the Food and Drug Administration (FDA) via a Biologics License Application (BLA). The proposed indication is to reduce the risk of contracting travelers’ diarrhea caused by bacterial pathogens. The Company announced in January 2022 that it was awarded AU$4.8M (US$3.43M) by the Medical Technology Enterprise Consortium (MTEC) for the development of a Travelan® dosing regimen acceptable for use by the US military. The US Naval Medical Research Command (NMRC), Silver Spring, MD, USA was also awarded over AU$1.4M (USD $1M) in a separate grant to provide immunological support for the Immuron clinical program. In April 2022 the Company also announced a new MTEC request for funding seeking an additional US$4M to fund the CMC Assay Development and Validation, Nonclinical Safety Studies and Stability Studies required to support the BLA. Immuron was formally notified that no government funding is immediately available, however, this application was deemed ‘eligible for funding’ and was eligible for award for a period of up to two years. This funding opportunity has lapsed.

The Company submitted an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) and obtained approval in December 2022. On October 4, 2022, Immuron announced execution of a clinical trial master service agreement with Maryland, Baltimore, USA based Pharmaron CPC, Inc. Up to 60 volunteers were enrolled in the clinical study and were randomly assigned to receive either a once-daily dose of 1200 mg of Travelan® or placebo. On March 7, 2024 interim analysis summarizing the data for a total of 60 subjects who completed the inpatient challenge component of this current clinical study were announced. On August 8, 2024 additional data analysis of protective efficacy was released finding that some subjects did not experience any diarrhea until after antibiotics were administered. Diarrhea could be related to antibiotic administration. Protective Efficacy was calculated for the 5-day period post challenge. There were 4 subjects in the Travelan® group that did not experience any diarrhea until antibiotics were administered. There was a 43.8% reduction in diarrhea in the Travelan® group which is approaching statistical significance (p=0.066). Analysis all safety data set (63 subjects) and additional 3 subjects who were not challenged, considering all Adverse Events and number of events over the whole study period pre and post challenge. The number of events was reduced in the Travelan® treated group for all organ classes. In January 2025, the Clinical Study Report was completed and submitted to the U.S. Food and Drug Administration (FDA). Additional exploratory end points were also reported. Statistically significant lower levels of IgA and IgG were observed for the subjects who received Travelan® compared to those who received the placebo. Travelan® antibodies target and bind to ETEC antigen in the gastrointestinal tract, block the endotoxin, lipopolysaccharide epitopes and therefore reduce antigen exposure, resulting in lower overall IgA and IgG antibody titers. Clinical data also demonstrated there was a statistically significant reduction in the number of colony forming units (CFUs) in the stools of subjects who received Travelan® (p =0.0121), measured 48 hours post challenge, indicating faster clearance of the challenge strain from the GI tract. Participants in the Travelan® group where observed to have a more stable gastrointestinal microbiota over the treatment time period when compared with the Placebo group. The study findings suggest, Travelan antibodies assist in the reduction and clearance of pathological ETEC bacteria, by shortening the required recovery period after ETEC challenge. The Company plans to hold an end of Phase 2 meeting with the U.S Food and Drug Administration to discuss the pivotal Phase 3 registration strategy and planned clinical trials including recommended dosing to support a Biologics License Application (BLA) for Travelan® as a prophylactic medicine for Travelers’ Diarrhea.

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

In September 2023, the Company provided shareholders and the market with a progress update on the clinical field trial to evaluate the efficacy of Travelan® sponsored by the Uniformed Services University (USU) in Travelers’ Diarrhea (TD). As of June 30, 2025 USU had enrolled 100% of the targeted 866 participants in the clinical trial and had randomized and deployed them. On May 30, 2025, the Company announced that it anticipated the final visit of the Last Patient in July 2025 with topline results to follow in October 2025.

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

IMM-529 to Treat Recurrent C. difficile Infections (CDI)

The Company is pursuing the clinical development of IMM-529 for FDA approval as drug to prevent recurrent Clostridioides difficile Infection (CDI). The Company’s plan to file an IND with FDA for further development of the drug candidate, with the initial focus on treating patients with recurrent disease. The trial is designed to study a total of 60 patients, diagnosed with CDI and have received standard of care antibiotic treatment. The primary objective is to assess IMM-529 safety and tolerability, while secondary end points are to evaluate the preliminary efficacy of IMM-529 as evaluated by duration and severity of symptoms and rate of disease recurrence. On July 1, 2024, the Company filed pre-IND with the FDA. The complete pre-IND briefing package was submitted to the FDA on July 30, 2024. The Company had a Type B meeting with the FDA on September 5, 2024. Following the FDA’s guidance and feedback, the Company now plans to file an investigational new drug (IND) application for IMM-529 to prevent or treat Clostridioides difficile infection (CDI) during the second half of calendar 2025, followed by a Phase 2 trial of IMM-529 in individuals with Clostridioides difficile infection.

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

Preclinical studies with IMM-529 yielded promising results in a number of pre-clinical animal models (shown below). All results were highly statistically significant:

●	Prevention of C. difficile infection: approximately 70% (17/24) survival vs. 0% survival in the control groups:

&cir;	Control group #1 (0/14) treated with water; and

&cir;	Control group #2 (0/15) treated with non-hyper-immune colostrum.

●	Treatment: approximately 80% survival (11/14) vs. <7% survival in the control groups:

&cir;	Control group #1 (0/14): Treated with water alone following vancomycin treatment; and

&cir;	Control group #2 (1/15): Treated with non-hyper-immune colostrum following vancomycin treatment.

●	Relapse: approximately 90% survival in IMM-529 + vancomycin group (n=7/9); vs. 11% survival in the control group which received vancomycin alone (n=1/9).

The results of these studies were published in Scientific Reports (Hutton et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are potent antibiotic alternatives), SCI Rep. 2018 Jun 16:7(1):3665. For more information regarding the current status of development of IMM-529 and the Company’s plans moving forward, please see “IMM-529 to Treat Recurrent C. difficile Infections (CDI)” on page 31 above.

Other Development Programs

We also have a research collaboration with the U.S. Department of Defense (DoD) involving programs with the Walter Reed Army Institute of Research, for the development of Shigella-specific therapeutic products.

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

OUR MARKETED ASSETS

Our Flagship Commercial Assets. Immuron currently markets our flagship commercial product Travelan®, and Protectyn® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter orally administered passive immunotherapeutic product indicated to reduce the risk of travelers’ diarrhea and reduce the risk of minor gastro-intestinal disorders and is sold in pharmacies throughout Australia. Protectyn® (AUST L 231001) is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. In Canada, Travelan® (NPN 80046016) is a licensed natural health product and is indicated to reduce the risk of travelers’ diarrhea. In the U.S. Travelan® is sold as a dietary supplement for digestive-tract protection in accordance with section 403 (r)(6) of the FDA. The Company plans to pursue clinical development of Travelan®) through a formal FDA registration pathway to gain FDA-approval as a drug to specifically reduce the risk of travelers’ diarrhea in travelers to endemic areas.

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

Travelan® contains high levels of specific antibodies generated against 13 strains of Enterotoxigenic E.coli bacteria, the most common cause of Travelers’ Diarrhea. Travelan® directly targets the pathogens in the gut and prevents the infection and its resulting symptoms from occurring. The product generated close to $7.3 million AUD in revenue during fiscal year ending 30 June 2025 (FY25), following sales of over $4.9 million AUD in the previous fiscal year ending 30 June 2024 (FY24).

Global sales of Travelan® and Protectyn® increased by 49% in the 2025 fiscal year to A$7.287M, compared to A$4.903M in FY24.The Company is pleased to report significant uplift of sales in Australia and North America. In the case of the USA, Travelan® sales were up by 54%, reaching A$1.658M in FY25, compared to A$1.076M in FY24. Global sales growth was attributable to increasing sales in both the Australian pharmacy channel and USA amazon.com sales channel. In Australia, Travelan® sales increased to A$5.201M in FY25 representing an increase of over 40% that of FY24 (A$3.703M). With international travel continuing to increase we anticipate continued strong growth in sales.

Marketing Channels

For our marketing efforts, we engage external resources which work with our in-house marketing team, with our approach to marketing varying depending on the geography where we market our products. For instance, in Australia we market Travelan® and Protectyn® in the retail pharmacy sales channel alongside utilizing an external resource to assist with sales. In Canada, we market Travelan in the retail pharmacy and grocery channels via a service provider to which we sell Travelan on consignment, while utilizing a service provider to assist with sales. In the United States, we market Travelan directly to Passport Health Travel Clinics, sell to distributors, sell to Amazon.com and Walmart.com on consignment basis while utilizing a service provider to assist with sales. We do not currently utilize any special sales methods, including installment sales.

OUR INVESTMENTS

Ateria is a UK based company that developed and launched JUVIA™ for the treatment of irritable bowel syndrome (IBS) in the UK followed by Australia. JUVIA™ Digestive Balance Formula is a food supplement activated by their unique ingredient ERME™. Unlike probiotics, which attempt to introduce new bacteria, ERME resets the gut by breaking down carbohydrates in the diet, starving the bad bacteria of food, allowing the good ones to thrive. Further information on Ateria can be found at ateriahealth.com.

The investment in Ateria continues to be fully impaired to Nil during the fiscal year ending 30 June 2025.

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

During the year ended June 30, 2024, provisional patent application 63/561,361 was filed on March 5, 2024 in the United States. This patent application has now entered the national phase. During the year ended June 30, 2025, we continued to expand our patent portfolio with the conversion of provisional patent application 63/561,361 into two international patent applications. International patent application number PCT/AU2024/051338 entitled “ Methods and Composition II” was filed on December 12, 2024. International patent application number PCT/AU2025/050196 entitled “ Methods and Composition I” was filed on March 5, 2025.

A summary of our principal patent families is set out in the table below:

Number	Country	Status	Expiry
Composition and Method for the Treatment and Prevention of Enteric Bacterial Infections
8,637,025	USA	Granted	February 25, 2028

Methods and Compositions for the Treatment and/or Prophylaxis of Clostridium Difficile Associated Disease
2014253685	Australia	Granted	April 17, 2034
2,909,636	Canada	Granted	April 17, 2034
14784945.9	Europe	Granted	April 17, 2034
10,144,775	USA	Granted	April 17, 2034
20210506081.2	China	Granted	April 17, 2034
713233	New Zealand	Granted	April 17, 2034

Methods and Compositions II
PCT/AU2024/051338	PCT Application	Filed	December 12, 2024

Methods and Compositions I
PCT/AU2025/050196	PCT Application	Filed	March 5, 2025

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

Australian Disclosure Requirements

Dividends

No dividends were declared or paid to members for the year ended June 30, 2025. The directors do not recommend that a dividend be paid in respect of the financial year.

C. ORGANIZATIONAL STRUCTURE

We have three wholly-owned subsidiaries, Immuron Inc. (through which we have entered into contracts to supply Travelan to sell to Amazon.com and Walmart.com on consignment basis), Anadis ESP Pty Ltd (formed for the sole purpose to act as trustee for the Immuron Limited Executive Officer Share Plan Trust) and Immuron Canada Ltd (which currently does not have any operations) which were incorporated in U.S., Australia and Canada, respectively. All costs associated with the operations of these companies are borne by Immuron Limited.

D. PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located at Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia. Our principal office is located at Suite 10, 25-37 Chapman Street, Blackburn North, Victoria 3130 and consists of office facilities under a lease agreement which expired in December 2024 upon which it became a month to month lease. Subsequent to June 30, 2025, the Company entered into a new office facility lease agreement for the same premises expiring on August 31, 2028, with an ongoing further three year option for extension. We have no dedicated research and development facility as our research and development activities are provided by third party suppliers who are responsible for their own premises. We believe that our existing facilities are adequate for our current needs.

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

A. Operating Results

For analysis and discussion of years ending 2024 and 2023 please refer to the 20-F filed with the SEC on September 30, 2024.

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

Immuron Limited is a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies in the treatment of diseases associated with the gastrointestinal tract. We believe that we can address this significant unmet medical need. Our oral polyclonal antibodies are orally active and offer localized delivery within the gastrointestinal (“GI”) tract. We currently market our flagship commercial product Travelan®, and Protectyn® in Australia, both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea and is sold in pharmacies throughout Australia. Protectyn® is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We believe that our lead drug candidates, currently in clinical development have the potential to transform the existing treatment paradigms for Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridioides difficile infections.

Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this annual report.

Comparison of the fiscal years ended June 30, 2025 and 2024

Revenue and Other income

	For the fiscal year ended June 30,		Increase/
	2025 A$	2024 A$	(Decrease) A$
Revenue:
Revenue from contracts with customers	7,287,002	4,902,865	2,384,137

Other Income:
Australian R&D tax incentive refund	1,110,577	764,981	345,596
MTEC R&D grant	146,252	2,599,458	(2,453,206)
HJF R&D grant	124,164	—	124,164
EMDG grant	—	28,000	(28,000)
Other income	30,512	15,760	14,752
Total Other Income	1,411,505	3,408,199	(1,996,694)

Revenues received from the sale of goods increased by A$2,384,137, or 49%, from fiscal 2024 to fiscal 2025, primarily due to the growth in the Australian and U.S. markets for Travelan® as international travel continues to increase. We anticipate that revenues from sales of our Travelan® product will continue to increase in the future.

For the fiscal 2025, the group has included an item in other income of $1,110,577 (2024: $764,981) to recognize income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. There was an increase in eligible Australian Research & Development expenditure during the fiscal year ended 30 June 2025 and consequently an increase in the accrual for the Australian R&D tax incentive refund. There was increased eligible expenditure on IMM-529 (Clostridioides difficile infection) and IMM-124E (new manufacturing processes and new colostrum harvest and collection methods). There was a reduction in ineligible expenditure on IMM-124E (overseas clinical trial).

The group’s other grant income consists of grants received by the group with relation to R&D grants. Grants are recognized as other income when the group is reasonably assured that it will comply with the conditions attaching to it and the grant will be received.

For the year ended 30 June 2025, the group has recognized $146,252 (2024: $2,599,458) R&D grant from Medical Technology Enterprise Consortium (“MTEC”) matching the R&D grant on a systematic basis with the costs that they are intended to compensate.

The group has recognized Nil in Export Market Development Grants Scheme (“EMDG”) grant for fiscal 2025 (2024: $28,000).

Cost of Goods Sold (“COGS”) and Gross Profit

	For the fiscal year ended June 30,		Increase/
	2025 A$	2024 A$	(Decrease) A$

Revenue from contracts with customers	7,287,002	4,902,865	2,384,137
Cost of Goods Sold	(2,521,903)	(1,566,068)	(955,835)
Gross Profit	4,765,099	3,336,797	1,428,302

The decrease in gross profit margin from 68% in fiscal 2024 to 65% in fiscal 2025 is due to COGS following an increase in the price of bulk tablet manufacture.

Expenses

	For the fiscal year ended June 30,		Increase/
	2025 A$	2024 A$	(Decrease) A$
Expenses:
General and administrative expenses	4,483,623	4,555,726	(72,103)
Research and development expenses	3,597,296	5,375,461	(1,778,165)
Selling and marketing expenses	3,452,416	2,029,648	1,422,768
Total expenses	11,533,335	11,960,835	(427,500)

General and administrative expenses. General and administrative expenses decreased by A$72,103 from fiscal year 2024 to fiscal year 2025, in which employee benefits decreased by A$233,011 from fiscal 2024 to fiscal 2025. Decreases in general and administrative expenses were partly offset by an increase in share-based payments made to employees, consultants and directors of the Company of A$304,243 in fiscal year 2025 compared to A$3,299 in fiscal year 2024, mainly due to performance rights issued in FY25 in relation to Long Term Incentive Scheme.

Research and development expenses. Research and development expenses decreased by A$1,778,165 from fiscal 2024 to fiscal 2025 which reflects decreased R&D activity.

Selling and marketing expenses. Selling and marketing expenses increased by A$1,422,768 from fiscal 2024 to fiscal 2025 driving increased sales in Australia and North America.

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit decreased by A$1,720,970, or 25%, from A$6,936,957 in fiscal 2024 to A$5,215,987 in fiscal 2025.

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

We are exposed to fluctuations in foreign currencies that arise from foreign currencies held in bank accounts and the translation of results from our operations outside Australia. Our foreign exchange exposure is primarily to the U.S. dollar and Canadian dollar. Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged as the cost of hedging at this time outweighs any benefits that may be obtained. For more information, see “Note 19 (Financial Risk Management Objectives and Policies – Market Risk – Foreign Exchange Risk)” under “Part III - Item 18 – Financial Statements” on page F-36 below.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia. See Item 3.D. “Key Information – Risk Factors” for a description of factors that could materially affect our operations. See also Notes to the Consolidated Financial Statements 1, 2, 3, and 8 as they relate to the Australian Research & Development Tax Incentive Scheme under “Part III - Item 18 – Financial Statements” below.

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of affairs during the year ended June 30, 2025 except as noted in the “Operating and Financial Review and Prospects” included in item 5.

Events occurring after the Reporting Date

At The Market Capital Raising

On 17, 18 and 21 July 2025, Immuron Limited raised total gross proceeds of US$1,822,322 (A$2,809,177) through an At The Market Facility comprising 877,440, 473,880 and 32,909,640 shares at an issue price of US$0.0473 (A$0.0722), US$0.0470 (A$0.0719) and US$0.0534 (A$0.0824) per share, respectively.

This capital raising initiative does not provide evidence of conditions that existed at 30 June 2025 and is therefore classified as a non-adjusting event in accordance with AASB 110 Events after the Reporting Period. No adjustments have been made to the financial statements as a result of this transaction.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Likely Developments and Expected Results of Operations

The group aims to create value for shareholders through a two-pronged approach. In the short- and medium-term, Immuron Limited sells and licenses its Travelan® over-the-counter product. Beyond this, the group is researching and clinically developing products, principally for the treatment of travelers’ diarrhea and Clostridium difficile infections.

More information on these developments is noted in the “Business Overview” section included in item 4.B.

Environmental Regulations

The group is not affected by any significant environmental regulation in respect of its operations.

B. Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1994 and as of June 30, 2025 we had accumulated losses of A$82,443,205.

On July 3, 2024, the Company announced that it had filed a Form F-3 Registration Statement. The Form F-3 enables the Company as a ‘foreign private issuer’ to raise up to US$15 million in the United States over a three year period and supersedes the Company’s recently expired US$100 million Form F-3 announced on 9 April 2019. The Form F-3 maintains the Company’s flexibility with direct access to U.S. capital markets. The Company also announced that it entered into an at-the-market offering agreement dated July 2, 2024, with H.C. Wainwright & Co., LLC as sales agent, relating to American Depositary Shares, or ADSs, representing our ordinary shares, no par value per share, offered by prospectus. Each ADS represents 40 ordinary shares. In accordance with the terms of the Offering Agreement and the prospectus, we may offer and sell our ADSs having an aggregate offering price of not more than US$2,069,083 from time to time through Wainwright acting as our sales agent. As at July 21, 2025, the Company completed the Offering Agreement, raising gross proceeds of US$2,068,866 (A$3,205,235) through the At The Market Facility.

Immuron anticipates that it will continue to incur losses for the foreseeable future. We expect that as we continue research efforts and the development of our product candidates, hire additional staff, including clinical, scientific, operational, financial and management personnel we will need additional capital to fund our operations which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

The commitment to these projects will require additional external funding, at least until we are able to generate sufficient cash flow from sale of one or more of our products to support our continued operations. If adequate funding is not available, we may be required to delay, scale back or eliminate certain aspects of our operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force us to relinquish rights to certain of our technologies, products or potential markets or that could impose onerous financial or other terms. Management is continuing its efforts to obtain additional funds so that we can meet our obligations and sustain operations. For more information, see “Note 19 (Financial Risk Management Objectives and Policies)” under “Part III - Item 18 – Financial Statements” on page F-36 below.

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

We do not currently have any credit facilities in place. We currently have limited treasury activities and do not maintain formal funding or treasury policies. Our cash and cash equivalents are primarily held in Australian dollars and U.S. dollars, reflecting our operational footprint and liquidity needs. We have not incurred any material borrowings to date and therefore have no exposure to fixed or variable interest rate debt. We do not currently utilize financial instruments for hedging purposes. Should our operations expand and require more sophisticated treasury management, we intend to implement appropriate controls and policies to manage liquidity, currency exposure, and interest rate risk, including the potential use of hedging instruments. Currently, the cost of hedging outweighs any benefits that may be obtained. For more information, see “Note 19 (Financial Risk Management Objectives and Policies)” under “Part III - Item 18 – Financial Statements” on page F-36 below.

As of June 30, 2025, we had cash of A$2,830,526 as compared to cash of A$11,657,315 as of June 30, 2024. The Company had other current assets of A$3,486,744 (June 30, 2024: A$96,841). This other current assets amount includes a 90-day fixed term deposit of A$3,036,278 (30 June 2024: Nil), which matured on July 27, 2025. The company is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the Company is able to progress its research and development programs for at least the next 12 months from September 25, 2025. The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern. The Company is a going concern and is of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in our Consolidated Statement of Financial Position as of June 30, 2025. For more information, see “Note 19 (Financial Risk Management Objectives and Policies)” under “Part III - Item 18 – Financial Statements” on page F-36 below.

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

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the year ended June 30,
	2025	2024	2023
	A$	A$	A$
Net cash used in operating activities	(6,136,949)	(5,880,139)	(2,595,195)
Net cash (used in)/from investing activities	(2,900,412)	327,561	(2,621,279)
Net cash from/(used in) from financing activities	199,747	829	(44,667)

Operating activities. Net cash used in operating activities increased by A$256,810 from A$5,880,139 in fiscal year 2024 to A$6,136,949 in fiscal year 2025. During the twelve months ended June 30, 2023 and 2024, net cash used in operating activities increased by A$3,284,044 from A$2,595,195 to A$5,880,139, respectively. The use of net cash in all periods resulted from our ordinary business operations. Net cash used in operating activities increased by approximately 4% in fiscal year 2025 due to higher receipts from customers and more government grants and other grants received which resulted in increase in net operational cash outflow.

Investing activities. Net cash from investing activities during the twelve months ended June 30, 2025 included a 90-day fixed term deposit of $3,036,278 (2024: Nil), which matured on July 27, 2025. Net cash from investing activities during the twelve months ended June 30, 2024 were minimal.

Financing activities. During the twelve months ended June 30, 2025, net cash provided by financing activities was A$199,747, which comprised of proceeds from issue of securities through an At The Market Facility (less costs associated with the issue), principal elements of lease payments and interest paid.

During the twelve months ended June 30, 2024, net cash inflow in relation to financing activities was A$829, which comprised of principal elements of lease payments, interest paid and net proceeds from issues of shares.

During the twelve months ended June 30, 2023, net cash outflow in relation to financing activities was A$44,667, which comprised of principal elements of lease payments and interest paid.

Contractual Obligations

The group had no contingent liabilities as at June 30, 2025 (June 30, 2024: Nil).

Off balance sheet arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related to changes in interest rates and exchange rates. As of June 30, 2025, we had cash and cash equivalents of A$2,830,526, primarily held in bank accounts, and a term deposit of A$3,036,278 which matured on July 27, 2025. The Company had no borrowings as of June 30, 2025. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. We are exposed to interest rate risks relating to our cash. Interest rate risk is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates.

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

C. Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States, Europe and other countries to enable us to investigate a variety of therapeutic indications including ETEC, Shigella and Clostridioides Infections. These collaborative arrangements ensure that we work with well-respected key opinion leaders and laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs. We maintain in- house patent counsel and research and development project expertise to coordinate these research collaborations.

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

Research and development expenses amounted to A$3,597,296, A$5,375,461 and A$2,592,145 during the years ended June 30, 2025, 2024 and 2023, respectively. Costs associated with patent applications and defense of patent applications are classified as research and development expenses and amounted to approximately A$126,313, A$42,000 and A$80,000, during the years ended June 30, 2025, 2024 and 2023, respectively.

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

Over the past few years, there has been increasing pressure to reduce drug prices in the developed markets as a consequence of political initiatives and regulations aiming to curb continuous increases in healthcare spending. Any revenue we earn in the future may be negatively affected by such political initiatives and regulations. The increased burden of healthcare costs in the aging population have led to an increased focus on reducing costs and, therefore, have further increased the pressure to lower drug prices which may impact profitability. We expect this trend to continue in the years ahead. However, we believe spending in the healthcare industry, as compared to many other industries, is less linked to economic trends. We expect sales growth to continue at higher levels in emerging markets and also for niche, orphan indications. We also expect that demographic developments, increased treatment penetration, especially in newly established drug markets, and better diagnostic tools to enable the tailoring of drugs to specific needs, will result in continuing growth in overall global drug sales.

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

See Note 2 to our financial statements for the fiscal year ended June 30, 2025 for a discussion of critical accounting judgements, estimates and assumptions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Immuron Limited Board of Directors (“the Board”) presents the 2024/2025 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements. The remuneration report sets out remuneration information for our key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2025. The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

A. Directors and Senior Management

As of September 25, 2025, our directors and executive officers are as follows:

Name	Age	Position
Mr. Paul Brennan	64	Non-Executive Chairman
Mr. Daniel Pollock	64	Non-Executive Director
Prof. Ravi Savarirayan	58	Non-Executive Director
Dr. Jeannette Joughin	62	Non-Executive Director
Mr. Steven Lydeamore	57	Chief Executive Officer
Dr. Jerry Kanellos, Ph.D.	63	Chief Scientific Officer
Mr. Flavio Palumbo	51	Chief Commercial Officer
Mr. Phillip Hains	66	Chief Financial Officer and Company Secretary

Mr. Paul Brennan has been a member of our board of directors and our Independent Non-Executive Director since March 2022. He has transitioned to his new role as the board’s Independent Non-Executive Chairman, effective from 1 July 2023. He also has special responsibilities as a member of the audit and risk committee and chair of the remuneration committee, effective from 1 July 2023. Mr Brennan holds an MBA from Swinburne University, a Bachelor of Science from the University of New England in NSW, Certificate in Midwifery Central Coast Areas Health Service NSW and General Nursing certificate from St Vincent’s Hospital Darlinghurst NSW. He has extensive experience in the health system through his clinical background and commercial exposure with various multinational companies. Mr Brennan was Chief Executive Officer (CEO) of PolyNovo Limited (ASX: PNV) for 7 years from 2015 to 2021 and took the Company from a market capitalisation of $30M to a high of $2B. Prior to this he was Marketing Director Australia and New Zealand and Sales Director New Zealand for Smith & Nephew Healthcare for 6 years. Mr. Brennan has coordinated the marketing, global strategy development, new product development and regulatory processes for the Asia-Pacific region for industry- leading organisations in relation to medical products and devices. He has an intimate knowledge of the manufacturing and production processes.

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

Dr. Jeannette Joughin has been a member of our board of directors and our Independent Non-Executive Director since 1 June 2024. Dr. Joughin holds a Bachelor of Science (Honours) and a PhD, Immunology from Monash University. Dr. Joughin is an experienced biopharmaceutical and medical device leader with 20+ years’ experience locally and internationally. Her operational and leadership experience has been forged through conducting research at universities and holding clinical and commercial positions of increasing seniority in multi-national pharmaceutical companies, start-up environments in private and listed companies located in the USA, Europe and Australia, and as a Venture Partner working with local and global portfolio companies.

 Mr. Steven Lydeamore has been our Chief Executive Officer (“CEO”) since June 2022. He has 30 years international pharmaceutical experience, working in Australia, Canada and USA. Mr. Lydeamore brings valuable international experience having spent eleven years working at Canadian global pharmaceutical company Apotex Inc., and four years for Mayne Pharma (USA) Limited. This includes valuable experience in mergers and acquisitions, finance, business development, sales and marketing, manufacturing, and research and development. Mr. Lydeamore was Chief Executive Officer of Anatara Lifesciences Limited (ASX: ANR) for four years until June 2022, during which time the Company successfully transitioned from a preclinical to a clinical company following development of a gastrointestinal tract delivery technology from which two products have commenced human clinical trials.

Dr. Jerry Kanellos, Ph.D. served as our Chief Scientific Officer (“CSO”) from July 2015 to August 2017, and since November 1, 2023. He also served as our Interim-CEO from August 2017 to November 2018 and CEO from March 2020 to June 2022. During transitional periods, he also stepped in as Chief Operating Officer, ensuring continuity and strategic direction across the organization. In addition, since April 2018, Dr. Kanellos has served as a director of Immuron Canada Limited. Dr. Kanellos has over 25 years of experience in the pharmaceutical and biotechnology industry, and has held leadership roles in executive management, business development, project management, intellectual property portfolio management research and development. From 2008 until 2012, Dr. Kanellos was the Chief Operating Officer of TransBio Limited where he was responsible for the strategic identification, development and maintenance of commercial partnerships globally, along with development, management and maintenance responsibility for the intellectual property portfolio, research and development and technology transfer. Prior to this, Dr. Kanellos worked for five years as a consultant to the biotechnology industry and provided development and commercialization strategies for various bodies including academic institutes, private and publicly listed companies and government departments both national and international. He has also been involved in the establishment and management of several startup biotechnology companies. During his ten year tenure in research and development at CSL Limited, a global specialty biotherapeutics company that develops and delivers innovative biotherapies, Dr. Kanellos gained considerable experience in the international drug development process, formulation development through to pharmaceutical scale up and cGMP manufacture successfully leading the Chemistry Manufacturing and Controls programs for the approval, manufacture and launch of several products. Dr. Kanellos holds a PhD degree in Medicine from the University of Melbourne.

Mr. Flavio Palumbo has been our Chief Commercial Officer (“CCO”) since November 2022. Mr. Palumbo is a successful commercial leader with over 20 years extensive global management and business development experience. Flavio has extensive consumer healthcare experience holding leadership roles for GlaxoSmithKline (GSK) locally (Australia & NZ), regionally (South-East Asia) and globally where he has been responsible for developing strategic plans and achieving hyper growth targets. Mr. Palumbo’s experience extends to sales and marketing leadership roles for Procter & Gamble (P&G) in the UK, Europe and Australia and Deloitte in Australia. MBA qualified from the University of Adelaide, with a proven record of accomplishment in commercial strategy, sales, marketing, brand and product management, communication, finance, digital technology and product innovation.

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

In the year ended June 30, 2025, our Non-Executive directors received an aggregate of A$521,025, including superannuation. The manner in which the aggregate remuneration is apportioned among non-executive directors is reviewed periodically. The Board is responsible for reviewing its own performance. Both Board and Board committee performance is monitored on an informal basis throughout the year with a formal review conducted during the financial year. No retirement benefits are payable other than statutory superannuation, if applicable.

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

Variable Remuneration – Short Term Incentive Scheme. Executives may be entitled to receive short term incentives (“STI”) as part of their total remuneration if they achieve certain performance indicators as set by the Board. These STI may be paid either by cash, or a combination of cash and the issue of equity in our Company, at the determination of the Board and Remuneration Committee.

The Remuneration Committee approves the issuance of bonuses following the recommendations of the CEO in the annual review of the performance of the executives, and our Company as a whole, against agreed key performance indicators (“KPIs”).

Variable Remuneration – Long Term Incentive Scheme. Executives may also be provided with longer-term incentives through our Omnibus Incentive Plan (“OIP”) that was approved by shareholders at our annual general meeting held on November 21, 2023. The goal of the OIP is to allow the executives to participate in, and benefit from, the growth of our Company as a result of their efforts and to assist in motivating and retaining those key employees over the long term. Continued service is the condition attached to the vesting of the options. The Board at its discretion determines the total number of options granted to each executive.

Remuneration paid in Fiscal 2025 and 2024

The following table sets forth all compensation we paid for the year ended June 30, 2025 with respect to each of our executive officers and directors during the 2025 fiscal year:

	Short-term benefits			Post- employment benefits	Long- term benefits	Share-based payments
	Cash salary and fees	Cash bonus[1]	Annual leave	Super- annuation	Long service leave	Shares	Options[2]	Perfor- mance rights[3]	Total
2025	A$	A$	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Mr. Paul Brennan	150,000	—	—	17,250	—	—	9,172	—	176,422
Mr. Daniel Pollock	115,000	—	—	13,225	—	—	17,476	—	145,701
Prof. Ravi Savarirayan	75,000	—	—	—	—	—	17,476	—	92,476
Dr. Jeannette Joughin	85,795	—	—	—	—	—	20,632	—	106,427

Other KMP
Mr. Steven Lydeamore	455,359	76,213	6,710	63,849	9,727	—	—	126,514	738,372
Dr. Jerry Kanellos[4]	271,700	27,703	(234)	29,932	5,272	—	—	50,221	384,594
Mr. Flavio Palumbo	246,078	57,372	1,301	29,932	3,626	—	—	49,339	387,648
Total KMP compensation	1,398,932	161,288	7,777	154,188	18,625		64,756	226,074	2,031,640

Notes

1.

Cash bonus includes estimate of the bonus for the current year and any adjustments to the bonus for prior years.

The bonus can be settled in cash or performance rights at the determination of the Board and Remuneration Committee. Subsequently in August 2025, A$27,703 and A$133,585 were settled in cash and performance rights, respectively.

2.

1,000,000 options were granted under OIP to Mr. Paul Brennan on 16 March 2022, These options were revalued on 21 November 2023 following shareholder approval at the AGM and this is the final grant date.

1,000,000 options each were granted under OIP to Dr. Jeannette Joughin on 19 June 2024, Mr. Daniel Pollock and Prof. Ravi Savarirayan on 20 August 2024. The options were revalued on 18 November 2024 following shareholder approval at the AGM and this is the final grant date.

The options are valued using the Black-Scholes option pricing model at the fair value over the 3-year vesting period and share-based payment expenses in the current reporting period has been recognized accordingly.

3.	2,736,515, 1,088,535 and 985,883 performance rights were granted under OIP to Mr. Steven Lydeamore on 20 September 2024, Dr. Jerry Kanellos on 21 September 2024 and Mr. Flavio Palumbo on 25 September 2024, respectively.

4.	Dr. Jerry Kanellos reduced his accrued annual leave by $234 in the financial year.

The following table sets forth all compensation we paid for the year ended June 30, 2024 with respect to each of our executive officers and directors during the 2024 fiscal year:

	Short-term benefits			Post- employment benefits	Long- term benefits	Share-based payments
	Cash salary and fees	Cash bonus[1]	Annual leave	Super- annuation	Long service leave	Shares	Options[2]	Perfor- mance rights	Total
2024	A$	A$	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Mr. Paul Brennan[3]	150,000	—	—	16,500	—	—	(12,896)	—	153,604
Mr. Daniel Pollock	115,000	—	—	12,650	—	—	—	—	127,650
Dr. Roger Aston[4]	68,750	—	—	7,562	—	—	—	—	76,312
Mr. Stephen Anastasiou[4]	63,288	—	—	—	—	—	—	—	63,288
Prof. Ravi Savarirayan	75,000	—	—	—	—	—	—	—	75,000
Dr. Jeannette Joughin[4]	6,583	—	—	—	—	—	965	—	7,548

Other KMP
Mr. Steven Lydeamore[5]	435,750	99,847	(2,762)	59,416	4,449	—	2,435	—	599,135
Dr. Jerry Kanellos	260,000	44,034	9,891	27,431	5,102	—	12,796	—	359,254
Mr. Flavio Palumbo	227,850	73,740	10,438	34,521	1,056	—	—	—	347,605
Total KMP compensation	1,402,221	217,621	17,567	158,080	10,607		3,300		1,809,396

Notes

1.	Cash bonus includes estimate of the bonus for the current year and any adjustments to the bonus for prior years.

2.

500,000, 1,000,000 and 1,430,000 options were granted under OIP to Dr. Jerry Kanellos on 26 October 2021, Mr. Paul Brennan on 16 March 2022 and Mr. Steven Lydeamore on 27 June 2022, respectively.

1,000,000 options were granted to Dr. Jeannette Joughin on 19 June 2024. The options granted to Dr. Joughin were revalued on 18 November 2024 following shareholder approval at the AGM and this is the final grant date.

The options are valued using the Black-Scholes option pricing model at the fair value over the 3-year vesting period and share-based payment expenses in the current reporting period has been recognized accordingly.

3.	1,000,000 options originally granted in March 2022 were subsequently revalued on 21 November 2023 following shareholder approval at the AGM, resulting in a $12,896 reduction in share based payments expense during the current fiscal year. 21 November 2023 is the final grant date.

4.	Mr Stephen Anastasiou resigned effective 3 May 2024. Dr. Roger Aston resigned effective 31 May 2024. Dr. Jeannette Joughin was appointed effective 1 June 2024.

5.	Mr Steven Lydeamore reduced his accrued annual leave by $2,762 in the financial year.

Australian Disclosure Requirements

Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense above:

	Fixed remuneration		At risk - STI		At risk - LTI
Name	2025%	2024%	2025%	2024%	2025%	2024%
Non-executive director
Mr. Paul Brennan	95	100	—	—	5	—
Mr. Daniel Pollock	88	100	—	—	12	—
Dr. Roger Aston[1]	—	100	—	—	—	—
Mr. Stephen Anastasiou[1]	—	100	—	—	—	—
Prof. Ravi Savarirayan	81	100	—	—	19	—
Dr. Jeannette Joughin[1]	81	81	—	—	19	19
Other KMP
Mr. Steven Lydeamore	71	82	10	18	19	—
Dr. Jerry Kanellos	79	83	7	12	14	5
Mr. Flavio Palumbo	71	78	15	22	14	—

1.	Mr Stephen Anastasiou resigned effective 3 May 2024. Dr. Roger Aston resigned effective 31 May 2024. Dr. Jeannette Joughin was appointed effective 1 June 2024.

Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options and performance rights affecting remuneration in the current or a future reporting year are as follows:

Grant date	Vesting and exercise date	Expiry date	Exercise price ($)	Value per option/right at grant date ($)	Vested (%)
2021-10-26	2021-10-26	2025-10-26	0.250	0.0886	100%
2021-10-26	2022-10-26	2025-10-26	0.250	0.0886	100%
2021-10-26	2023-10-26	2025-10-26	0.250	0.0886	100%
2022-06-27	2022-06-27	2026-06-27	0.120	0.0530	100%
2022-06-27	2023-06-27	2026-06-27	0.120	0.0530	100%
2022-06-27	2024-06-27	2026-06-27	0.120	0.0530	100%
2023-11-21	2023-03-16	2027-11-21	0.250	0.0511	100%
2023-11-21	2024-03-16	2027-11-21	0.250	0.0511	100%
2023-11-21	2025-03-16	2027-11-21	0.250	0.0511	100%
2024-11-18	2025-06-19	2028-06-19	0.130	0.0350	100%
2024-11-18	2026-06-19	2028-06-19	0.130	0.0350	—
2024-11-18	2027-06-19	2028-06-19	0.130	0.0350	—
2024-11-18	2025-08-20	2028-08-20	0.145	0.0334	—
2024-11-18	2026-08-20	2028-08-20	0.145	0.0334	—
2024-11-18	2027-08-20	2028-08-20	0.145	0.0334	—
2024-09-20	2025-06-30	2029-06-30	—	0.0960	100%
2024-09-20	2025-10-02	2029-10-02	—	0.0960	—
2024-09-20	2026-01-02	2030-01-02	—	0.0960	—
2024-09-20	2025-10-31	2029-10-31	—	0.0960	—
2024-09-20	2026-08-31	2030-08-31	—	0.0960	—
2024-09-20	2027-06-02	2031-06-02	—	0.0960	—
2024-09-20	2028-06-02	2032-06-02	—	0.0960	—
2024-09-20	2029-04-02	2033-04-02	—	0.0960	—
2024-09-21	2025-06-30	2029-06-30	—	0.0960	100%
2024-09-21	2025-10-02	2029-10-02	—	0.0960	—
2024-09-21	2026-01-02	2030-01-02	—	0.0960	—
2024-09-21	2025-10-31	2029-10-31	—	0.0960	—
2024-09-21	2026-08-31	2030-08-31	—	0.0960	—
2024-09-21	2027-06-02	2031-06-02	—	0.0960	—
2024-09-21	2028-06-02	2032-06-02	—	0.0960	—
2024-09-21	2029-04-02	2033-04-02	—	0.0960	—
2024-09-25	2025-06-30	2029-06-30	—	0.1050	100%
2024-09-25	2025-10-02	2029-10-02	—	0.1050	—
2024-09-25	2026-01-02	2030-01-02	—	0.1050	—
2024-09-25	2025-10-31	2029-10-31	—	0.1050	—
2024-09-25	2026-08-31	2030-08-31	—	0.1050	—
2024-09-25	2027-06-02	2031-06-02	—	0.1050	—
2024-09-25	2028-06-02	2032-06-02	—	0.1050	—
2024-09-25	2029-04-02	2033-04-02	—	0.1050	—

Reconciliation of options and ordinary shares held by KMP

Share holdings

2025	Balance at the start of the year[1]	Granted as remuneration	Received on exercise of options/rights	Other changes[2]	Balance at the end of the year
Ordinary shares
Mr. Paul Brennan	—	—	—	—	—
Mr. Daniel Pollock	818,030	—	—	—	818,030
Prof. Ravi Savarirayan	877,840	—	—	—	877,840
Dr. Jeannette Joughin	—	—	—	—	—
Mr. Steven Lydeamore	—	—	1,147,083	—	1,147,083
Dr. Jerry Kanellos	333,000	—	—	—	333,000
Mr. Flavio Palumbo	—	—	—	—	—
	2,028,870	—	1,147,083	—	3,175,953

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the year, the balance is as at the date they became KMP.

2.	Other changes incorporate changes resulting from the acquisition or disposal of shares and includes movements due to resignation of KMP.

Option holdings

2025	Balance at start of the year[1]	Granted as remuneration[2]	Exercised	Other changes[3]	Balance at end of the year	Vested and exercisable
Options
Mr. Paul Brennan	1,000,000	—	—	—	1,000,000	1,000,000
Mr. Daniel Pollock	1,600,000	1,000,000	—	(1,600,000)	1,000,000	—
Prof. Ravi Savarirayan	900,000	1,000,000	—	(900,000)	1,000,000	—
Dr. Jeannette Joughin	—	1,000,000	—	—	1,000,000	330,000
Mr. Steven Lydeamore	1,430,000	—	—	—	1,430,000	1,430,000
Dr. Jerry Kanellos	500,000	—	—	—	500,000	500,000
Mr. Flavio Palumbo	—	—	—	—	—	—
	6,430,000	3,000,000	—	(2,500,000)	5,930,000	3,260,000

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2.

No performance conditions were attached to the options granted and these vested on issue. This is in line with the aim of the OIP plan to provide long-term incentives to remain with the Company and long-term incentives to participate in, and benefit from the growth of the Company. Vested options have a condition of continued service with the Company.

3.	Other changes incorporate changes resulting from the expiration/forfeiture of options.

Performance rights

Performance rights to be issued to employees are long-term incentives under OIP.

2025	Balance at start of the year	Issued as remuneration[1]	Exercised	Other changes	Balance at end of the year	Vested and exercisable
Performance Rights
Mr. Paul Brennan	—	—	—	—	—	—
Mr. Daniel Pollock	—	—	—	—	—	—
Prof. Ravi Savarirayan	—	—	—	—	—	—
Dr. Jeannette Joughin	—	—	—	—	—	—
Mr. Steven Lydeamore	1,147,083	2,736,515	(1,147,083)	—	2,736,515	547,303
Dr. Jerry Kanellos	179,664	1,088,535	—	—	1,268,199	397,371
Mr. Flavio Palumbo	—	985,883	—	—	985,883	197,177
	1,326,747	4,810,933	(1,147,083)	—	4,990,597	1,141,851

Notes

1.	KMP performance rights granted in Fiscal Year 2025 and issued on 24 October 2024.

Other transactions with key management personnel

During the year ended 30 June 2025, Immuron Limited engaged in transactions with Grandlodge Capital Pty Ltd for provision of warehousing, distribution and invoicing services for Immuron’s products, and Wattle Laboratories Pty Ltd for provision of rental office suites, both of which were previously related parties due to the directorship of Mr. Stephen Anastasiou. Mr. Anastasiou resigned as a director effective 3 May 2024, and from that date, these entities ceased to be related parties. Accordingly, transactions with these entities are disclosed as related party transactions up to the date of cessation of the related party relationship.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2025 $	2024 $
Amounts recognised as expense
Rental of an office suite from Wattle Laboratories Pty Ltd	N/A	47,293
Services rendered by Grandlodge Capital Pty Ltd	N/A	55,000
	N/A	102,293

During the fiscal year 2025, the group engaged a related party to Chief Scientific Officer as a casual staff for monitoring of owned and external online channels for product related questions and pharmacovigilance, which amounted to A$17,571 (2024: A$17,325) including superannuation.

Voting of shareholders at last year’s annual general meeting

Immuron Limited received more than 75 percent of favorable votes on its remuneration report for the 2024 financial year. The company did not receive any specific feedback at the 2024 annual general meeting or throughout the year on its remuneration practices.

Employment Agreements with Executive Officers

We have contracts with all of our senior management and employees, and letters of appointment for each of our directors.

Steven Lydeamore

On June 27, 2022, we entered into an Executive Service Agreement with Mr. Steven Lydeamore (the “Lydeamore Agreement”), pursuant to which Mr. Lydeamore is serving as our Chief Executive Officer (“CEO”). Pursuant to the Lydeamore Agreement, we will pay Mr. Lydeamore A$415,000 per annum. In the fiscal year 2024 and 2025, we increased his base salary to A$435,750 and A$455,359 per annum, respectively. In addition to the base salary, contributions will be made to the superannuation fund in accordance with the minimum amount prescribed by relevant superannuation legislation which shall not be limited by any maximum superannuation contribution base. Mr. Lydeamore may be eligible to participate in bonus plans, share plans or other incentive plans approved by the Board.

Jerry Kanellos

On July 23, 2015, we entered into an Executive Service Agreement with Dr. Jerry Kanellos (the “Kanellos Agreement”), pursuant to which Dr. Kanellos is serving as our Chief Scientific Officer (“CSO”). Pursuant to the Kanellos Agreement, we will pay Dr. Kanellos A$160,000 per annum. Following Dr. Kanellos’ appointment as Interim-Chief Executive Officer on August 3, 2017, we increased his base salary to A$210,000 per annum plus Australian statutory superannuation guarantee. On November 19, 2018, Dr. Jerry Kanellos resigned as Interim CEO and moved to the role of Chief Operating Officer on the same date with no change in remuneration. On March 25, 2020, Dr. Jerry Kanellos was appointed as CEO. Following Dr. Kanellos’ appointment as CEO, we increased his base salary to A$260,000 per annum plus Australian statutory superannuation guarantee. There were no changes to this compensation when Dr. Kanellos resigned as CEO, resumed his role as Chief Operating Officer on June 27, 2022 and moved to his current role as our CSO on November 1, 2023. During the fiscal year 2025, we increased his base salary to A$271,700 per annum. In addition to the base salary, contributions will be made by the Company to Mr. Kanellos’s superannuation fund in accordance with the minimum amount prescribed by relevant superannuation legislation from time to time. Dr. Kanellos may be eligible to participate in bonus plans, share plans or other incentive plans approved by the Board.

Flavio Palumbo

On November 1, 2022, we entered into an Executive Service Agreement with Mr. Flavio Palumbo (the “Palumbo Agreement”), pursuant to which Mr. Palumbo is serving as our Chief Commercial Officer (“CCO”). Pursuant to the Palumbo Agreement, we will pay Mr. Palumbo A$217,000 per annum. In the fiscal year 2024 and 2025, we increased his base salary to A$227,850 and A$246,078 per annum, respectively. In addition to the base salary, contributions will be made by the Company to Mr. Palumbo’s superannuation fund in accordance with the minimum amount prescribed by relevant superannuation legislation from time to time. Mr. Palumbo may be eligible to participate in bonus plans, share plans or other incentive plans approved by the board of directors from time to time, which will be appended as the Palumbo Agreement. Any payment or other benefit to Mr. Palumbo as a result of participation in any bonus, share or incentive plan will be at the sole and absolute discretion of the Company.

Omnibus Incentive Plan

Under the term of the OIP the Board may offer options and performance rights to key management staff and consultants and in special circumstances may provide financial assistance to an entitled option holder to assist in the exercise of the OIP options. The aggregate number of shares that may be issued upon the exercise of the OIP options, together with all other share purchase plans for eligible persons, may not at any time exceed 5% of the total number of our outstanding ordinary shares. Options and performance rights were granted to key management personnel and employees during the year ended 30 June 2025. These are based on non-market key performance indicators (KPIs). During the financial year ended 30 June 2025, performance bonus was granted to selected employees for the year based on STI KPIs. These can be settled in cash, or performance rights to key management personnel and employees in lieu of cash for those who elected to receive performance rights.

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

As of June 30, 2025 the number of options and performance rights over ordinary shares in our Company held by each director and other key management personnel of our Company, including their personally related parties, are set out below.

As of June 30, 2025 our executive officers and directors as a group, then consisting of seven persons, held options under our OIP to purchase an aggregate of 10,920,597 ordinary shares. Of such options, options to purchase 500,000 ordinary shares at an exercise price of A$0.25 expire on October 26, 2025, options to purchase 1,430,000 ordinary shares at an exercise price of A$0.12 expire on June 27, 2026, options to purchase 1,000,000 at an exercise price of A$0.25 expire on November 21, 2027, options to purchase 1,000,000 at an exercise price of $0.13 expire on June 19, 2028 and options to purchase 2,000,000 at an exercise price of $0.145 expire on August 20, 2028. The executive officers also hold 4,990,597 performance rights. These can be settled in shares.

(End of the Remuneration Report for Australian Disclosure Requirements)

Other Australian Disclosure Requirements

Events occurring after the Reporting Date

At The Market Capital Raising

On 17, 18 and 21 July 2025, Immuron Limited raised total gross proceeds of US$1,822,322 (A$2,809,177) through an At The Market Facility comprising 877,440, 473,880 and 32,909,640 shares at an issue price of US$0.0473 (A$0.0722), US$0.0470 (A$0.0719) and US$0.0534 (A$0.0824) per share, respectively.

This capital raising initiative does not provide evidence of conditions that existed at 30 June 2025 and is therefore classified as a non-adjusting event in accordance with AASB 110 Events after the Reporting Period. No adjustments have been made to the financial statements as a result of this transaction.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Shares under options and performance rights

(a) Unissued ordinary shares

Unissued ordinary shares of Immuron Limited under options and performance rights at the date of this report are as follows:

Date options issued	Expiry date	Issue price of shares ($)	Number under options
2021-10-26	2025-10-26	0.250	500,000
2022-06-27	2026-06-27	0.120	1,430,000
2023-11-21	2027-11-21	0.250	1,000,000
2024-11-18	2028-06-19	0.130	1,000,000
2024-11-18	2028-08-20	0.145	2,000,000
Total			5,930,000

Date performance rights issued	Expiry date	Number under performance rights
2023-07-12	2027-07-12	362,092
2024-10-24	2029-06-30	1,020,214
2024-10-24	2029-10-02	255,054
2024-10-24	2030-01-02	765,160
2024-10-24	2029-10-31	510,107
2024-10-24	2030-08-31	255,053
2024-10-24	2031-06-02	765,160
2024-10-24	2032-06-02	1,147,741
2024-10-24	2033-04-02	382,580
2025-08-16	2029-08-16	2,147,154
Total		7,610,315

No option holder or performance right holder has any right under the options or performance rights to participate in any other share issue of the Company or any other entity.

(b) Shares issued on the exercise of options and performance rights

1,326,747 ordinary shares of Immuron Limited were issued during the year ended 30 June 2025 on the exercise of performance rights granted. No ordinary shares of Immuron Limited were issued during the year ended 30 June 2025 on the exercise of options granted.

Insurance of officers and indemnities

(a) Insurance of officers

During the financial year, Immuron Limited paid a premium of A$196,500 to insure the directors and secretary of the Company. The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a willful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

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

During the year ended June 30, 2025, the following fees were paid or payable for non-audit services provided by the auditor of the group, its related practices and non-related audit firms:

	Year Ended June 30,
	2025 A$	2024 A$
EMDG grant consulting services	10,380	7,210
Total remuneration for non-audit services	10,380	7,210

Auditor’s Independence Declaration

There were no former partners or directors of Grant Thornton Audit Pty Ltd, the Company’s auditor, who were or were at any time during the financial year an officer of the Company.

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2025 is included in Exhibit 23.2 of this annual report on Form 20-F.

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

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the group’s 2025 Corporate Governance Statements can be found on its website at www.immuron.com.au.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Paul Brennan
Chairman
Melbourne
September 25, 2025

C. Board Practices

As of June 30, 2025, our board of directors consisted of four members. Directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed unless their office is earlier vacated. See Item 10 – Additional Information, section “Retirement of Directors”. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2025 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Mr. Paul Brennan	9	9	2	2	1	1
Mr. Daniel Pollock	9	9	2	2	1	1
Prof. Ravi Savarirayan	7	9	-	-	-	-
Dr. Jeannette Joughin	9	9	-	-	1	1

Committees

To assist our board of directors with the effective discharge of its duties, it has established a Remuneration and Nomination Committee and an Audit and Risk Committee, which committees operate under a specific charter approved by our board of directors.

Remuneration and Nomination Committee

During the 2025 financial year, the members of our Remuneration and Nomination Committee are Paul Brennan as Chairman, Daniel Pollock and Dr. Jeannette Joughin as members, each of whom our board of directors has determined meets the criteria for independence under NASDAQ Listing Rule 5605(a)(2).

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

Audit and Risk Committee

During the 2025 financial year, the members of our Audit and Risk Committee were Daniel Pollock as Chairman and Paul Brennan as a member. Each of our board of directors has determined meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of the NASDAQ Capital Market. Each member of our audit committee meets the financial literacy requirements of the listing standards of the NASDAQ Capital Market.

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

D. Employees

As of June 30, 2025, we had seven full-time employees and one part time employee. Of the full-time employees, two are our Supply Chain Senior Associate and Quality Assurance Associate, two are our CSO and Research and Development Manager, two are our CCO and Marketing Manager and one is our CEO.

As of June 30, 2024, we had seven full-time employees and one part time employee. Of the full-time employees, two were our Quality Director and Quality Assurance Associate, two were our CSO and Research and Development Manager, two were our CCO and Marketing Manager and one was our CEO.

As of June 30, 2023, we had six full-time employees and one part time employee. Of the full-time employees, two were our Global Manufacturing Quality Director and our Research and Development Manager, two were our CCO and our COO, one was employed in U.S. sales and one was our CEO.

Our employees are located in Australia. None of our employees are represented by a labor union.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 18, 2025 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders.

	Number of Ordinary Shares Beneficially	Percentage of
Name	Owned (1)	Ownership (2)
Mr. Paul Brennan(3)	1,000,000	*
Mr. Daniel Pollock(4)	1,818,030	*
Prof. Ravi Savarirayan(5)	1,877,840	*
Dr. Jeannette Joughin(6)	1,000,000	*
Mr. Steven Lydeamore(7)	5,313,598	1.97%
Dr. Jerry Kanellos(8)	2,101,199	*
Mr. Flavio Palumbo(9)	985,883	*
Mr. Phillip Hains	816,804	*
Officers and directors as a group (8 persons)(10)	14,913,354	5.44%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as set forth herein, the address for each of the persons listed in the table above is Immuron Limited, Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053.

(2)	The percentages shown are based on 268,219,973 ordinary shares outstanding as of September 18, 2025, but do not include (i) 5,930,000 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX, (ii) 7,610,315 ordinary shares issuable upon the exercise of currently exercisable performance rights that are traded on the ASX.

(3)	Includes options to purchase 1,000,000 ordinary shares.

(4)	Includes options to purchase 1,000,000 ordinary shares.

(5)	Includes options to purchase 1,000,000 ordinary shares.

(6)	Includes options to purchase 1,000,000 ordinary shares.

(7)	Includes options to purchase 1,430,000 ordinary shares and rights to purchase 2,736,515 ordinary shares.

(8)	Includes options to purchase 500,000 ordinary shares and rights to purchase 1,268,199 ordinary shares.

(9)	Includes rights to purchase 985,883 ordinary shares.

(10)	Includes options and rights to purchase 10,920,597 ordinary shares.

For a description of arrangements involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company, see “Item 6. Directors, Senior Management and Employees - B. Compensation - “Omnibus Incentive Plan.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable. The Company adopted a clawback policy in compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, Exchange Act Rule 10D-1 and Nasdaq Listing Rule 5608. The clawback policy is included as Exhibit 97.1.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of September 18, 2025 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

	Ordinary Shares Beneficially Owned (1)
Shareholder	Number	Percent (2)
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	113,417,824	42.29%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 268,219,973 ordinary shares outstanding as of September 18, 2025, but do not include 13,540,315 ordinary shares issuable upon the exercise of currently exercisable options and performance rights that are traded on the ASX.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the ownership of major shareholders.

Major Shareholders Voting Rights

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Record Holders

As of September 18, 2025, there were 2,310 Immuron shareholders holding 268,219,973 fully paid ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held of record by HSBC Custody Nominees (Australia) Ltd., which held 113,417,824 (42.29%) of our ordinary shares as of such date.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons. There are no arrangements known to us which would result in a change in control of our Company at a subsequent date.

B. Related Party Transactions

The following transactions occurred with related parties:

	2025 A$	2024 A$	2023 A$
Amounts settled in cash or shares for goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	N/A	102,293	99,667
Other (ii)	17,571	17,325	17,065

(i)	Purchases from entities controlled by key management personnel

During the year ended 30 June 2025, Immuron Limited engaged in transactions with Grandlodge Capital Pty Ltd for provision of warehousing, distribution and invoicing services for Immuron’s products, and Wattle Laboratories Pty Ltd for provision of rental office suites, both of which were previously related parties due to the directorship of Mr. Stephen Anastasiou. Mr. Anastasiou resigned as a director effective 3 May 2024, and from that date, these entities ceased to be related parties. Accordingly, transactions with these entities are disclosed as related party transactions up to the date of cessation of the related party relationship.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2025 A$	2024 A$	2023 A$
Amounts settled in cash or shares during the period
Rental of an office suite from Wattle Laboratories Pty Ltd	N/A	47,293	44,667
Services rendered by Grandlodge Capital Pty Ltd	N/A	55,000	55,000
	N/A	102,293	99,667

ii)	Other

During the fiscal year 2025, the group engaged a related party to Chief Scientific Officer as a casual staff for monitoring of owned and external online channels for product related questions and pharmacovigilance, which amounted to A$17,571 (2024: A$17,325) including superannuation.

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

B. Significant Changes

There have been no significant changes in the operation or financial condition of our Company during the year ended June 30, 2025 except as noted in the “Operating and Financial Review and Prospects” included in item 5.

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

B. Memorandum and Articles of Association

Our Constitution

A copy of our Constitution is attached as Exhibit 1.1 and a copy of our Amended Constitution, is attached as Exhibit 1.2, to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibits 1.1 and 1.2 to this Annual Report and are incorporated by reference into this Annual Report.

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

However, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity and the value of the target is less than A$1.464 million.

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

We entered into a Manufacture and supply agreement with Mayne Pharma International Pty Ltd on the effective date April 1, 2025 (attached as Exhibit 4.9). Pursuant to the agreement Mayne Pharma, a large pharmaceutical company located in Australia, agreed to manufacture and supply products (Travelan® and Protectyn®) to Immuron in either bulk or packed form using colostrum powder supplied by Immuron.

We have not entered into any material contracts other than in the ordinary course of business and other than those described above.

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets exceeding A$252 million or more. In addition, a foreign person may not acquire shares in a company having total assets of A$252 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors” and investors from certain other countries, a threshold of A$1.464 million applies (except in certain circumstances) to each of the previous acquisitions. A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

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

Based on our business results for the last fiscal year and the composition of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2025. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending upon, among other things, a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the cash proceeds from any offering, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. Holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ordinary shares or ADSs.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 001- 38104. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

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

I. Subsidiary Information

Not applicable.

J. ANNUAL REPORTS TO SECURITY HOLDERS

All press releases, financial reports such as Annual Report and other information are available using the stock code IMC on the Australian Stock Exchange website: www.asx.com.au. We file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we submit reports to the Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website (www.immuron.com.au/corporate-directory-and-governance) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report. By providing their email address, security holders elect to receive all communications despatched by the Company electronically (where legally permissible) such as Annual Report via email. Hard copies are available, otherwise.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. We had approximately A$3,036,278 on deposit on June 30, 2025. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates.

We conduct our activities almost exclusively in Australia. We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2025, the Australian dollar depreciated against the U.S. dollar.

We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights Description of the Warrants

Not applicable.

C. Other Securities

Not applicable.

D. American Depository Shares

Fees and Charges Payable by ADS Holders

Please refer to Exhibit 2(d) for description of securities. The table below summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our depositary, The Bank of New York Mellon of 240 Greenwich Street, New York, NY 10286, U.S., pursuant to the Amended and Revised Deposit Agreement, between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares, which was filed as Exhibit 4.1 to Amendment No.4 of our Registration Statement on Form F-1/A filed with the SEC on May 18, 2017, and the types of services and the amount of the fees or charges paid for such services. The disclosure under this heading “Fees and Charges Payable by ADS Holders” is subject to and qualified in its entirety by reference to the full text of the Deposit Agreement. The holder of an ADS may have to pay fees and charges in connection with ownership of the ADS:

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

Fees and Payments Made by Us to the Depositary

For the year ended June 30, 2025, we paid The Bank of New York Mellon a total of US$8,062 for services pursuant to the 2024 Annual General Meeting (AGM).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, after evaluating the effectiveness of our disclosure controls and procedures as of the evaluation date, concluded that as of the evaluation date of June 30, 2025, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control- Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2025, our internal control over financial reporting is effective.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

(i)	Audit services

	Year Ended June 30,
	2025 A$	2024 A$
Audit and review of financial statements[1]	326,710	254,350
	326,710	254,350

[1]	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(ii)	All other fees

	Year Ended June 30,
	2025 A$	2024 A$
EMDG grant consulting services	10,380	7,210
	10,380	7,210

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our Company, has purchased any of our securities during the year ended June 30, 2025.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The NASDAQ rules allow for a foreign private issuer, such as our Company, to follow our home country practices in lieu of certain of the NASDAQ’s corporate governance standards. We rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions being sought are described below:

●	We rely on an exemption from the independence requirements for a majority of our board of directors as prescribed by NASDAQ Listing Rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During fiscal 2025, we had a majority of directors who were “independent” as defined in the ASX Corporate Governance Principles and Recommendations, which definition differs from NASDAQ’s definition.

●	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions.

●	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under NASDAQ Listing Rules. In compliance with Australian law, our Constitution provides that three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. NASDAQ Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33% (1/3) of the outstanding shares of an issuer’s voting ordinary shares.

●	We rely on an exemption from the requirement prescribed by NASDAQ Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from NASDAQ requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan.

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

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Immuron Limited and subsidiaries (the “Company”) as of June 30, 2025 and 2024, related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Grant Thornton Audit Pty Ltd

GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2018.

Melbourne, Victoria

25 September 2025

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June

	Notes	2025 A$	2024 A$	2023 A$
Revenue from contracts with customers	3	7,287,002	4,902,865	1,804,705
Cost of Goods Sold		(2,521,903)	(1,566,068)	(495,558)
Gross Profit		4,765,099	3,336,797	1,309,147

Grant Income	3	1,411,505	3,408,199	2,591,498
Fair value losses to financial assets	3	—	(557,676)	(523,666)
Net foreign exchange gains/(losses)	3	12,183	(27,603)	363,724
Movement in inventory provision	3	—	—	430,932

Expenses
General and administrative expenses	4	(4,483,623)	(4,555,726)	(4,220,905)
Research and development expenses	4	(3,597,296)	(5,375,461)	(2,592,145)
Selling and marketing expenses	4	(3,452,416)	(2,029,648)	(927,423)
Operating loss		(5,344,548)	(5,801,118)	(3,568,838)

Finance income		135,866	327,756	116,323
Finance expenses		(7,305)	(7,576)	(9,652)
Finance costs - net		128,561	320,180	106,671

Share of loss from associates	10(b)	—	(1,456,019)	(324,340)

Loss Before Income Tax		(5,215,987)	(6,936,957)	(3,786,507)
Income tax expense	5	—	—	—
Loss for the Period		(5,215,987)	(6,936,957)	(3,786,507)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	14	(1,358)	2,266	(1,012)
Total Comprehensive Loss for the Period		(5,217,345)	(6,934,691)	(3,787,519)

Basic/Diluted Loss per Share (in cents per share)	7	(2.26)	(3.04)	(1.66)

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position
As of 30 June

		2025	2024
	Notes	A$	A$
ASSETS
Current Assets
Cash and cash equivalents	8(a)	2,830,526	11,657,315
Trade and other receivables	8(b)	1,925,593	1,387,573
Inventories	9(a)	1,772,363	1,584,608
Other current assets	8(d)	3,486,744	96,841
Total Current Assets		10,015,226	14,726,337

Non-Current Assets
Property, plant and equipment		113,950	154,347
Inventories	9(a)	666	669,285
Total Non-Current Assets		114,616	823,632
TOTAL ASSETS		10,129,842	15,549,969

LIABILITIES
Current Liabilities
Trade and other payables	8(e)	1,529,435	2,135,852
Employee benefit obligations	9(b)	391,503	522,571
Other current liabilities		45,272	40,556
Total Current Liabilities		1,966,210	2,698,979

Non-Current Liabilities
Employee benefit obligations	9(b)	22,722	8,605
Other non-current liabilities		71,855	132,941
Total Non-Current Liabilities		94,577	141,546
TOTAL LIABILITIES		2,060,787	2,840,525
NET ASSETS		8,069,055	12,709,444

EQUITY
Issued capital	13	88,872,756	88,504,043
Reserves	14	1,639,504	3,173,797
Accumulated losses		(82,443,205)	(78,968,396)
TOTAL EQUITY		8,069,055	12,709,444

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 30 June

		Issued Capital	Reserves	Accumulated Losses	Total
	Notes	A$	A$	A$	A$
Balance as at 1 July 2022		88,436,263	3,166,419	(68,425,281)	23,177,401
Loss after income tax expense for the year		—	—	(3,786,507)	(3,786,507)
Other comprehensive income for the period		—	(1,012)	—	(1,012)
Total comprehensive loss for the period		—	(1,012)	(3,786,507)	(3,787,519)
Transactions with owners in their capacity as owners
Options/warrants issued/expensed	14	—	104,753	—	104,753
Options/warrants lapsed/expired	14	—	(156,392)	156,392	—
Performance rights issued/expensed	14	—	122,201	—	122,201
Balance as at 30 June 2023		88,436,263	3,235,969	(72,055,396)	19,616,836
Loss after income tax expense for the year		—	—	(6,936,957)	(6,936,957)
Other comprehensive income for the period		—	2,266	—	2,266
Total comprehensive loss for the period		—	2,266	(6,936,957)	(6,934,691)
Transactions with owners in their capacity as owners
Unlisted options issued/expensed	14	—	15,231	—	15,231
Options/warrants issued/expensed (net of adjustments)	14	—	(11,932)	—	(11,932)
Options/warrants exercised	14	67,780	(43,780)	—	24,000
Options/warrants forfeited	14	—	(23,957)	23,957	—
Balance as at 30 June 2024		88,504,043	3,173,797	(78,968,396)	12,709,444
Loss after income tax expense for the year		—	—	(5,215,987)	(5,215,987)
Other comprehensive income for the period		—	(1,358)	—	(1,358)
Total comprehensive loss for the period		—	(1,358)	(5,215,987)	(5,217,345)
Transactions with owners in their capacity as owners
Shares issued, net of costs	13	272,713	—	—	272,713
Options/warrants issued/expensed	14	—	64,755	—	64,755
Options/warrants lapsed/expired	14	—	(1,741,178)	1,741,178	—
Performance rights issued/expensed	14	—	239,488	—	239,488
Performance rights exercised	14	96,000	(96,000)	—	—
Balance as at 30 June 2025		88,872,756	1,639,504	(82,443,205)	8,069,055

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows
For the year ended 30 June

Cash Flows Related to Operating Activities	Note	2025 A$	2024 A$	2023 A$

Receipts from customers		7,592,577	4,734,350	1,912,689
Payments to suppliers and employees		(14,772,687)	(12,910,753)	(7,842,052)
Australian R&D tax incentive refund		768,433	395,001	251,986
Grants received from government and non-government sources		274,728	1,901,263	3,082,182
Net Cash Flows Used In Operating Activities	16	(6,136,949)	(5,880,139)	(2,595,195)

Cash Flows Related to Investing Activities
Payments for purchases of plant and equipment		—	(195)	(7,739)
Payments for term deposit		(3,036,278)	—	—
Payments for acquisition of associate		—	—	(2,729,863)
Interest received		135,866	327,756	116,323
Net Cash Flows From/(Used In) Investing Activities		(2,900,412)	327,561	(2,621,279)

Cash Flows Related to Financing Activities
Proceeds from issues of securities		396,827	24,000	—
Share issue transaction costs		(124,114)	—	—
Principal elements of lease payments		(65,661)	(15,595)	(35,015)
Interest and other costs of finance paid		(7,305)	(7,576)	(9,652)
Net Cash Flows From/(Used In) Financing Activities		199,747	829	(44,667)

Net decrease in cash and cash equivalents		(8,837,614)	(5,551,749)	(5,261,141)
Cash and cash equivalents at the beginning of the year		11,657,315	17,159,764	22,110,278
Effects of exchange rate changes on cash and cash equivalents		10,825	49,300	310,627
Cash and Cash Equivalents at the End of the Year	8(a)	2,830,526	11,657,315	17,159,764

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Material Accounting Policies

Corporate Information

The consolidated financial report of Immuron Limited (“the Company”) for the year ended June 30, 2025, 2024 and 2023 was authorized for issue in accordance with a resolution of the Directors on September 25, 2025.

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

The group is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Immuron has cash on hand, a Research & Development Tax Incentive Receivable and a cash generating hyperimmune product business. Immuron’s directors are confident that the Company can raise capital if necessary to meet future commitments in the current business cycle. In July 2025, Immuron raised gross proceeds of USD$1,822,322 (A$2,809,177) through an At The Market Facility strengthening the Company’s ability to progress its research and development programs for at least the next 12 months from September 25, 2025. The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern.

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

(iv)	New and amended standards adopted by the group

There are no new accounting standards or interpretations that would be expected to have a material impact on the group in the current or future reporting years and on foreseeable future transactions.

(v)	New standards, amendments and interpretations effective after 1 July 2025 and have not been early adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the group’s financial statements are disclosed below. The group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

●	AASB 18 Presentation and Disclosure in Financial Statements

In June 2024, the AASB issued AASB 18, which replaces AASB 101 Presentation of Financial Statements. AASB 18 introduces new requirements for presentation within the statement of comprehensive income, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of comprehensive income into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to AASB 107 Statement of Cash Flows, which include changing the starting point from determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flow from dividends and interest. In addition, there are consequential amendments to several other standards. AASB 18, and the amendments to the other standards, is effect for reporting periods beginning on or after 1 January 2027.

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

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the executive management team consisting of the CEO, CSO and CCO.

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

Revenue from the sale of hyperimmune products, which represents a single performance obligation, is recognized at a point in time when or as the group transfers control of the assets to the customer upon delivery of the products or in the case of consignment sales when the distributor sells the product to the customer. The general standard payments terms for customers are 30 days.

There is no significant cost to obtain the contract. However, there is variable consideration due to rebates, discounts and refunds. The variable amount of consideration is allocated entirely to the distinct good that is consistent with the amount of consideration to which the group expects to be entitled in exchange for transferring the promised goods to the customer. The group offers rebates of up to 15% to some loyal customers in Australia. There are no warranties. Returns and refunds are provided where this is outlined in a customer agreement. As per the group’s formal policy in place relating to stock returns, where a formal contract in place with a distributor includes a product return policy, we will adhere strictly to the terms outlined in that contract. For all other distributors and customers, stock returns are not guaranteed and will be considered at the group’s sole discretion on a case-by-case basis. The exception to this is where stock is short dated to within 3 months. In this case we will offer replacement stock or a refund.

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

(i)	Research and development (“R&D”) tax incentive

The group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.

Refer to Note 3 for further information.

(ii)	Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(iii)	R&D grants from MTEC

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

Refer to Note 3 for further information.

(iv)	Deferred income

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

(h)	Impairment of assets

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

(i)	Cash and cash equivalents

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

(j)	Trade receivables

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

(k)	Inventories

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

(l)	Investments and other financial assets

(i)	Classification

The group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss); and

●	those to be measured at amortized cost.

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

(n)	Employee benefits

(i)	Short-term obligations

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

Share-based compensation benefits are provided to employees via the Omnibus Incentive Plan (OIP). In some cases, grant date might occur after the employees to whom the equity instruments were granted have begun rendering services. For example, if a grant of equity instruments is subject to shareholder approval, grant date might occur some months after the employees have begun rendering services in respect of that grant. The group is required to recognise the services when received. In this situation, the group estimates the grant date fair value of the equity instruments (for example by estimating the fair value of the equity instruments at the end of the reporting period), for the purposes of recognising the services received during the period between service commencement date and grant date. Once the date of grant has been established, the group revises the earlier estimate so that the amounts recognised for services received in respect of the grant are ultimately based on the grant date fair value of the equity instruments.

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

Short term incentives (STIs)

These are based on achievement of non-market key performance indicators (KPIs) in a given fiscal year. They can be settled in cash or equity at the sole discretion of the Board of Directors. Where expected that they will be settled in cash, a corresponding liability is recognised.

Long-term incentives (LTIs)

Performance rights have been granted to employees which vest upon achievement of non-market KPIs. These performance rights are expected to vest between one and five years from the date of grant. Each non-market KPI is allocated a percentage weighting, the aggregate of which is 100%. Upon achievement of each KPI, the requisite number of performance rights vest allowing the employee to exercise the performance right (being converted to shares) at any time up to the date of expiry. The expiry date is four years after the vesting date.

(o)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(p)	Loss per share

(i)	Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii)	Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(q)	Rounding of amounts

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

(s)	Parent entity financial information

The financial information for the parent entity, Immuron Limited, disclosed in Note 21 has been prepared on the same basis as the consolidated financial statements, except that accounted for at cost in the financial statements of Immuron Limited.

(t)	Fair value measurement

(i)	Fair value hierarchy

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

(ii)	Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

●	the use of commercial market prices

●	the expected number of shares to be received

●	for share options - option pricing models (e.g. Black-Scholes model)

(u)	Research and development

Research costs are expensed in the period in which they are incurred. Development costs are capitalised when it is probable that the project will be a success considering its commercial and technical feasibility; the group is able to use or sell the asset; the Company has sufficient resources and intent to complete the development; and its costs can be measured reliably.

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

Short term incentives (STIs)

These are based on achievement of non-market key performance indicators (KPIs) in a given fiscal year. They can be settled in cash or equity at the sole discretion of the Board of Directors. Where expected that they will be settled in cash, a corresponding liability is recognised.

Long-term incentives (LTIs)

Performance rights have been granted to employees which vest upon achievement of non-market KPIs. These performance rights are expected to vest between one and five years from the date of grant. Each non-market KPI is allocated a percentage weighting, the aggregate of which is 100%. Upon achievement of each KPI, the requisite number of performance rights vest allowing the employee to exercise the performance right (being converted to shares) at any time up to the date of expiry. The expiry date is four years after the vesting date.

Refer to Note 17 for further information

The assessed fair value of options and performance rights at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, security price at grant date, term and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

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

Refer to Note 9(a)i for further information

Presentation of Inventory

During the year ended 30 June 2025, management performed an assessment of its raw materials and utilization within 12 months from reporting date. Management determined $199,227 (2024: $139,745) of raw materials relating to Colostrum on hand held in Immuron’s warehouse will be consumed within 12 months from reporting date. An amount of $666 (2024: $669,285) of raw materials would be consumed beyond 12 months.

R&D tax incentive

The group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.

Refer to Note 3 for further information.

Note 3. Revenue and other income

		30 June 2025	30 June 2024	30 June 2023
	Notes	A$	A$	A$
Revenue
Revenue from Operating Activities
Revenue from contracts with customers at a point in time		7,287,002	4,902,865	1,804,705
Total Revenue from Operating Activities		7,287,002	4,902,865	1,804,705

Grant Income
Australian R&D tax incentive refund		1,110,577	764,981	392,877
MTEC R&D grant		146,252	2,599,458	2,158,936
HJF R&D grant		124,164	-	-
EMDG grant		-	28,000	28,000
Other income		30,512	15,760	11,685
Total Grant Income		1,411,505	3,408,199	2,591,498

Other Gains/(Losses) – Net
Fair value losses to financial assets	8 (c)(ii)	-	(557,676)	(523,666)
Net foreign exchange gains/(losses)		12,183	(27,603)	363,724
Movement in inventory provision		-	-	430,932

(i)	Fair value of R&D tax incentive refund

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

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received and the amount can be reliably measured. For the year ended 30 June 2025, the group has recognized $146,252 (2024: $2,599,458) R&D grant from Medical Technology Enterprise Consortium (“MTEC”). This is to recognize income over the year necessary to match the grants on a systematic basis with the costs that they are intended to compensate.

Note 4. Expenses

	30 June	30 June	30 June
	2025 A$	2024 A$	2023 A$
General and administrative expenses
Accounting and audit	625,377	576,540	657,970
Bad debts	-	-	2,376
Consulting	69,068	120,851	23,241
Depreciation	49,688	45,981	48,662
Employee benefits	2,120,614	2,353,625	1,874,963
Expected credit losses	19,233	(11,687)	19,111
Insurance	353,647	321,679	434,699
Investor relations	236,587	206,300	194,754
Legal	104,630	195,971	233,243
Listing and share registry	204,905	163,949	152,954
Superannuation	186,331	180,092	141,539
Travel and entertainment	122,260	196,369	105,535
Share-based payment expenses - options	64,755	3,299	104,753
Share-based payment expenses - performance rights	239,488	-	122,201
Other	87,040	202,757	104,904
	4,483,623	4,555,726	4,220,905
Research and development expenses
Consulting	521,243	277,128	111,530
Project research and development	3,076,053	5,098,333	2,480,615
	3,597,296	5,375,461	2,592,145
Selling and marketing expenses
Selling	481,957	379,406	192,878
Marketing	2,257,990	1,310,979	474,926
Distribution costs	712,469	339,263	259,619
	3,452,416	2,029,648	927,423

Note 5. Income Tax Expense

	30 June	30 June
	2025 A$	2024 A$
Unused tax losses for which no deferred tax asset has been recognized	62,889,164	59,447,397
Potential tax benefit @ 25% (2024: 25%)	15,722,291	14,861,849

The above potential tax benefit for tax losses has not been recognized in the statement of financial position as of 30 June 2025 as it is not probable that they will be utilized. These tax losses can only be utilized in the future if the continuity of ownership test is passed, or failing that, the same business test is passed. The taxation benefits of tax losses and temporary difference not brought to account will only be obtained if: (i) the entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realized; (ii) the entity continues to comply with the conditions for deductibility imposed by law; and (iii) no change in tax legislation adversely affects the entity in realizing the benefits from deducting the losses.

The group operates in different tax jurisdictions and continues to meet its statutory requirements in these jurisdictions. The tax losses in each jurisdiction are subject to testing to make sure they meet all relevant statutory tests for them to be offset against future income.

Numerical reconciliation of income tax expense to prima facie tax payable

	30 June 2025 A$	30 June 2024 A$
Loss from continuing operations before income tax expense	(5,215,987)	(6,936,957)
Tax at the Australian tax rate of 25% (2024: 25%)	(1,303,997)	(1,734,239)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(277,644)	(191,245)
Accounting expenditure subject to R&D tax incentive	638,263	439,644
Share-based payments	76,061	825
Net impact of other amounts not deductible (taxable)	6,875	(220,449)
Subtotal	(860,442)	(1,705,464)
Tax losses and other timing differences for which no deferred tax asset is recognized	860,442	1,705,464
Income tax expense	-	-

Note 6. Key Management Personnel Compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

The Directors of Immuron Limited during the financial year ended June 30, 2025 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Mr. Paul Brennan, Independent Non-Executive Chairman

Mr. Daniel Pollock, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Dr. Jeannette Joughin Independent Non-Executive Director

The following persons held office as Key Management Personnel of Immuron Limited during the financial year ended June 30, 2025:

Mr. Steven Lydeamore, Chief Executive Officer

Dr. Jerry Kanellos, Chief Scientific Officer

Mr. Flavio Palumbo, Chief Commercial Officer

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Key Management Personnel Compensation
Short-term employee benefits	1,567,997	1,637,409	1,394,154
Post-employment benefits	154,188	158,080	5,283
Long-term benefits	18,625	10,607	8,110
Share-based payment expenses to KMP and their related entities	290,830	3,300	200,753
Total Key Management Personnel Compensation	2,031,640	1,809,396	1,608,300

Note 7. Loss per Share

	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Basic/Diluted loss per share (in cents)	2.26	3.04	1.66

a) Net loss used in the calculation of basic and diluted loss per share	5,215,987	6,936,957	3,786,507

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	230,936,840	227,860,641	227,798,346

The Company is currently in a loss making position and thus the impact of potential issuance of shares is concluded as anti-dilutive which includes the Company’s options and warrants and performance rights. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Note 8. Financial assets and financial liabilities

(a)	Cash and cash equivalents

	30 June 2025	30 June 2024
	A$	A$
Cash at Bank and in hand:
Cash at bank and in hand	2,830,526	11,657,315
Total	2,830,526	11,657,315

(b)	Trade and other receivables

	30 June 2025	30 June 2024
	A$	A$
Current
Trade receivables[1]	826,857	607,436
Loss allowance	(35,466)	(16,233)
Accrued income – Australian R&D tax incentive refund[2]	1,110,514	768,370
Other income receivables – R&D grants[3]	-	28,000
Other receivables	23,688	-
Total	1,925,593	1,387,573

[1]	All trade receivables are non-interest bearing.

[2]	Receivables from the Australian Tax Office in relation to R&D tax incentive refund for the year.

[3]	The group has recognized $NIL EMDG grant in other income receivable for the current financial year (2024: $28,000).

(c)	Financial assets

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

Financial assets mandatorily measured at FVPL were $NIL as at 30 June 2025 (30 June 2024: $NIL). The 471,306 shares received on 22 February 2024 also have $NIL value given the impairment of the investment.

(i)	Amounts recognised in profit or loss

During the year, the following losses were recognised in profit or loss:

	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$
Fair value losses to financial assets	-	(557,676)	(523,666)

(d) Other current assets

	30 June 2025	30 June 2024
	A$	A$

Prepayments	442,800	86,798
Term deposits	3,036,278	-
Other current assets	7,666	10,043
Total	3,486,744	96,841

The group entered into a 90-day fixed term deposit earning interest at a rate of 4.52% per annum, which matured on 27 July 2025. Term deposits are presented as Other Current Assets as they are not considered highly liquid instruments readily convertible to cash and cash equivalents. The deposit was held to maturity in accordance with the group’s investment policy.

(e) Trade and other payables

	30 June 2025 A$	30 June 2024 A$
Current
Trade payables	1,006,664	648,851
Accrued expenses	492,853	1,445,451
Other payables	29,918	41,550
Total	1,529,435	2,135,852

Note 9. Non-financial assets and liabilities

(a) Inventories

	30 June 2025			30 June 2024
	Current A$	Non- current A$	Total A$	Current A$	Non- current A$	Total A$
Raw materials and stores (Colostrum)	199,227	666	199,893	139,745	669,285	809,030
Work in progress	433,051	-	433,051	683,850	-	683,850
Finished goods (Travelan and Protectyn)	1,140,050	-	1,140,050	610,020	-	610,020
Other inventories	35	-	35	150,993	-	150,993
	1,772,363	666	1,773,029	1,584,608	669,285	2,253,893

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

There were no short-dated finished goods as at 30 June 2025, resulting in no provision for finished goods as at 30 June 2025 (30 June 2024: Nil).

(b) Employee benefit obligations

	2025			2024
	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Leave obligations	226,383	22,722	249,105	265,952	8,605	274,557
Performance bonus	165,120	-	165,120	256,619	-	256,619
	391,503	22,722	414,225	522,571	8,605	531,176

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. Total leave provision of $226,383 (2024: $265,952) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

Note 10. Interests in other entities

(a) Material subsidiaries

The Company’s subsidiaries at 30 June 2025 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

		Percentage of Ownership
	Country of Incorporation	30 June 2025	30 June 2024

Parent Entity:
Immuron Limited	Australia	—	—

Subsidiaries of Immuron Limited:
Immuron Inc.	USA	100%	100%
Anadis ESP Pty Ltd	Australia	100%	100%
IMC Canada Ltd.	Canada	100%	100%

(b) Interests in associates

Immuron acquired 17.5% interest in Ateria Health Limited (Ateria) on 25 November 2022 with cash consideration. Ateria is a U.K. based company that has developed ground-breaking product for the treatment of irritable bowel syndrome (IBS). The strategic investment advances Immuron’s objective to enter the broader IBS market with leading products and strengthen the distribution of Immuron’s Travelan® products through B2C online platforms and pharmacy and retail channels (B2B) in target markets. Ateria has the same financial year end date of 30 June as that of Immuron. On 22 February 2024, Immuron received 471,306 shares in Ateria upon satisfying performance milestones. This increased Immuron’s interest in Ateria to 23.6%. Steve Lydeamore resigned from the Ateria Board of Directors on 1 May 2024.

Impairment

During the 2025 fiscal year, Ateria continued to experience significant financial difficulty and generate negative EBITDA. Therefore, the Company’s investment in Ateria continues to be fully impaired to $NIL.

Name of entity	Place of business/ country of incorporation	Ownership interest held by the group
		2025%	2024%
Ateria Health Limited	United Kingdom	23.6	23.6

(i)	Summarised financial information for associates

	30 June 2025	30 June 2024	30 June 2023
The group’s share of loss for the period	-	(1,456,019)	(324,340)

Recognised in:	Note	30 June 2025	30 June 2024	30 June 2023
Share of loss for the year - 23.6% (2024: 23.6%)		-	(291,711)	(324,340)
Impairment of investment in associate	8(c)(i)	-	(1,164,308)	-
		-	(1,456,019)	(324,340)

The group’s share of losses of Ateria for the year was $39,379. As the carrying amount of the investment has beenreduced to $NIL, and the group has no further obligations in respect of the associate, the group has discontinued recognising its share of further losses. The cumulative amount of unrecognised losses as at 30 June 2025 is $39,379.

Reconciliation of the consolidated entity’s carrying amount	2025 $	2024 $
Opening carrying amount	-	159,066
Initial Investment in Ateria Health Limited	-	-
Acquisition of shares (Note 8(c) (iii))	-	1,195,350
Share of loss in Ateria for the period	-	(190,108)
Impairment of investment in Ateria	-	(1,164,308)
	-	-

Note 11. Company Details

The registered office of the Company is:

Level 3, 62 Lygon Street, Carlton, Victoria, Australia 3053.

The principal place of business of the Company is:

Unit 10, 25-37 Chapman Street, Blackburn, Victoria, Australia 3130.

Note 12. Contingent liabilities and Commitments

The group had no contingent liabilities or commitments at 30 June 2025 (2024: Nil).

Note 13. Share capital

	2025 Shares	2024 Shares	2023 Shares	2025 A$	2024 A$	2023 A$
Ordinary shares
Fully paid	233,959,013	227,998,346	227,798,346	88,872,756	88,504,043	88,436,263
	233,959,013	227,998,346	227,798,346	88,872,756	88,504,043	88,436,263

(i)	Movements in ordinary shares:

Details	Number of shares	Total A$
Balance at 30 June 2022	227,798,346	88,436,263
Less: Transaction costs arising on share issues	-	-
Balance at 30 June 2023	227,798,346	88,436,263
Issue at $0.12 on exercise of unlisted options (2024-03-12)	200,000	67,780
Balance at 30 June 2024	227,998,346	88,504,043
Issue of shares on the exercise of performance rights at $0.0 per share (2024-10-07)	1,147,083	83,000
Issue at US$2.1784 pursuant to At The Market facility (2025-01-08)	2,579,760	226,567
Issue at US$2.0971 pursuant to At The Market facility (2025-01-15)	1,801,680	152,300
Issue of shares on the exercise of performance rights at $0.0 per share (2025-04-10)	179,664	13,000
Issue at US$1.8435 pursuant to At The Market facility (2025-05-29)	135,800	9,744
Issue at US$1.8286 pursuant to At The Market facility (2025-06-03)	116,680	8,216
Less: Transaction costs arising on share issues	-	(124,114)
Balance at 30 June 2025	233,959,013	88,872,756

(ii)	Ordinary shares

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

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2022		3,053,197	113,222	3,166,419
Currency translation differences		-	(1,012)	(1,012)
Other comprehensive income		-	(1,012)	(1,012)
Transactions with owners in their capacity as owners
Options and warrants issued/expensed	14(ii)	104,753	-	104,753
Options and warrants lapsed/expired	14(ii)	(156,392)	-	(156,392)
Performance rights issued/expensed	14(ii)	122,201	-	122,201
At 30 June 2023		3,123,759	112,210	3,235,969

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2023		3,123,759	112,210	3,235,969
Currency translation differences		-	2,266	2,266
Other comprehensive income		-	2,266	2,266
Transactions with owners in their capacity as owners
Options and warrants exercised	14(ii)	(43,780)	-	(43,780)
Options issued in the period (net of adjustments)	14(ii)	(11,932)	-	(11,932)
Lapse of unexercised options	14(ii)	(23,957)	-	(23,957)
Unlisted options issued/expensed	14(ii)	15,231	-	15,231
At 30 June 2024		3,059,321	114,476	3,173,797

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2024		3,059,321	114,476	3,173,797
Currency translation differences		-	(1,358)	(1,358)
Other comprehensive income		3,059,321	113,118	3,172,439
Transactions with owners in their capacity as owners
Options and warrants issued/expensed (net of adjustments)	14(ii)	64,755	-	64,755
Options and warrants lapsed/expired	14(ii)	(1,741,178)	-	(1,741,178)
Performance rights issued/expensed		239,488	-	239,488
Performance rights exercised		(96,000)	-	(96,000)
At 30 June 2025		1,526,386	113,118	1,639,504

(i)	Nature and purpose of other reserves

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

(ii)	Movements in options/warrants and performance rights:

Details	Notes	Number of Performance Rights and Options	Total A$
Balance at 30 June 2022		19,873,877	3,053,197
Share-based payment expenses – options[1]		1,430,000	104,753
Lapse of unexercised options		(8,424,157)	(156,392)
Share-based payment expenses - performance rights[2]		-	122,201
Balance at 30 June 2023		12,879,720	3,123,759
Exercise of unlisted options at $0.12 (2024-03-12)		(200,000)	(43,780)
Performance rights issued[2]		1,688,839	-
Lapse of unexercised options		(173,600)	(23,957)
Unlisted Options Issued/Expensed		-	15,231
Options issued in the period (net of adjustments)[3]		1,000,000	(11,932)
Balance at 30 June 2024		15,194,959	3,059,321
Options issued in the year (net of adjustments)[4]		3,000,000	55,584
Lapse of unexercised options		(8,016,120)	(1,741,178)
Share-based payments expense for options previously issued		-	9,171
Exercise of performance rights[5]		(1,326,747)	(96,000)
Performance rights issued in the year[6]		5,386,810	239,488
Lapse of performance rights issued in the year		(285,741)	-
Balance at 30 June 2025		13,953,161	1,526,386

1.	During the fiscal year 2022, 1,430,000 options were granted under OIP to Mr. Steven Lydeamore on 27 June 2022. Subsequently, these options have been issued to Mr. Steven Lydeamore in July 2022.

2.	During the fiscal year 2023, performance rights with a total value of $122,201 were granted to key management personnel and staff as part of their performance bonus. 1,688,839 performance rights were subsequently issued after the reporting period, on 12 July 2023. In which, 1,147,083 and 179,664 performance rights were issued to Mr. Steven Lydeamore and Dr. Jerry Kanellos as part of their fiscal year 2023 performance bonus of $83,000 and $13,000, respectively. These performance rights have Nil exercise price, exercisable on issue and expiring on 12 July 2027.

3.	1,000,000 options were granted to Mr. Paul Brennan upon his appointment March 16, 2022, but were subject to shareholder approval that was not obtained until 2023. The options have been expensed over the vesting period from when the service period commenced and Immuron have revised the estimate of the fair value at the grant date. Of the $(11,932) adjustment, $(12,896) relates to the difference between the estimated fair value and the grant date fair value of these options. The fair value at the shareholder approval date was determined using the Black-Scholes option pricing model and takes into account the exercise price, the term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, risk-free interest rate for the term of the security and certain probability assumptions. The offsetting of $965 relates to options issued for Dr. Jeannette Joughin.

[4]	1,000,000 options each were granted under OIP to Dr. Jeannette Joughin on 19 June 2024, Mr. Daniel Pollock and Prof. Ravi Savarirayan on 20 August 2024. Subsequently, these options were approved by shareholders at the 2024 annual general meeting held on 18 November 2024.

The fair value at the shareholder approval date was determined using the Black-Scholes option pricing model and takes into account the exercise price, security price at grant date, term and expected price volatility of the underlying security, the expected dividend yield, risk-free interest rate for the term of the security and certain probability assumptions.

5.	1,147,083 ordinary shares were issued to Mr. Steven Lydeamore during the year ended 30 June 2025 on the exercise of performance rights granted.

6.	2,736,515, 1,088,535 and 985,883 performance rights were granted under OIP to Mr. Steven Lydeamore on 20 September 2024, Dr. Jerry Kanellos on 21 September 2024 and Mr. Flavio Palumbo on 25 September 2024, respectively.

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

Financial breakdown

The segment information for the reportable segments for the year ended June 30, 2025 is as follows:

	Research and development	Hyper-immune products	Corporate	Total
2025	A$	A$	A$	A$
Hyper-immune products revenue	-	7,287,002	-	7,287,002
Cost of sales of goods	-	(2,521,903)	-	(2,521,903)
Gross profit	-	4,765,099	-	4,765,099
Other income	1,380,993	30,512	-	1,411,505
Net foreign exchange gains/(losses)	-	-	12,183	12,183
General and administrative expenses	(562,960)	-	(3,920,663)	(4,483,623)
Research and development expenses	(3,597,296)	-	-	(3,597,296)
Selling and marketing expenses	-	(3,452,416)	-	(3,452,416)
Operating profit/(loss)	(2,779,263)	1,343,195	(3,908,480)	(5,344,548)
Finance income	-	-	135,866	135,866
Finance costs	-	-	(7,305)	(7,305)
Profit/(loss) for the year	(2,779,263)	1,343,195	(3,779,919)	(5,215,987)

Assets
Segment assets	1,110,514	1,737,563	7,281,765	10,129,842
Total assets	1,110,514	1,737,563	7,281,765	10,129,842

Liabilities
Segment liabilities	230,875	617,461	1,212,451	2,060,787
Total liabilities	230,875	617,461	1,212,451	2,060,787

The segment information for the reportable segments for the year ended June 30, 2024 is as follows:

	Research and development	Hyper-immune products	Corporate	Total
2024	A$	A$	A$	A$
Hyper-immune products revenue	-	4,902,865	-	4,902,865
Cost of sales of goods	-	(1,566,068)	-	(1,566,068)
Gross profit	-	3,336,797	-	3,336,797
Other income	3,364,439	43,760	-	3,408,199
Fair value losses to financial assets	-	-	(557,676)	(557,676)
Net foreign exchange gains/(losses)	-	-	(27,603)	(27,603)
General and administrative expenses	(460,251)	(3,565)	(4,091,910)	(4,555,726)
Research and development expenses	(5,375,461)	-	-	(5,375,461)
Selling and marketing expenses	-	(2,029,648)	-	(2,029,648)
Operating profit/(loss)	(2,471,273)	1,347,344	(4,677,189)	(5,801,118)
Finance income	-	-	327,756	327,756
Finance costs	-	-	(7,576)	(7,576)
Share of loss from associates	-	-	(1,456,019)	(1,456,019)
Profit/(loss) for the year	(2,471,273)	1,347,344	(5,813,028)	(6,936,957)
Assets
Segment assets	768,370	2,845,096	11,936,503	15,549,969
Total assets	768,370	2,845,096	11,936,503	15,549,969
Liabilities
Segment liabilities	604,018	206,524	2,029,983	2,840,525
Total liabilities	604,018	206,524	2,029,983	2,840,525

The segment information for the reportable segments for the year ended June 30, 2023 is as follows:

	Research and development	Hyper-immune products	Corporate	Total
2023	A$	A$	A$	A$
Hyper-immune products revenue	-	1,804,705	-	1,804,705
Cost of sales of goods	-	(495,558)	-	(495,558)
Gross profit	-	1,309,147	-	1,309,147
Other income	2,551,813	39,685	-	2,591,498
Fair value losses to financial assets	-	-	(523,666)	(523,666)
Net foreign exchange gains/(losses)	-	-	363,724	363,724
Movement in inventory provision	-	430,932	-	430,932
General and administrative expenses	(460,251)	26,256	(3,786,910)	(4,220,905)
Research and development expenses	(2,592,145)	-	-	(2,592,145)
Selling and marketing expenses	-	(927,423)	-	(927,423)
Operating profit/(loss)	(500,583)	878,597	(3,946,852)	(3,568,838)
Finance income	-	-	116,323	116,323
Finance costs	-	-	(9,652)	(9,652)
Share of loss from associates	-	-	(324,340)	(324,340)
Profit/(loss) for the year	(500,583)	878,597	(4,164,521)	(3,786,507)
Assets
Segment assets	398,391	2,078,643	19,511,148	21,988,182
Total assets	398,391	2,078,643	19,511,148	21,988,182
Liabilities
Segment liabilities	604,018	206,524	1,560,804	2,371,346
Total liabilities	604,018	206,524	1,560,804	2,371,346

Information on geographical regions:

The group derives revenue from the transfer of hyper-immune products at a point in time in the following major product lines and geographical regions:

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2025	A$	A$	A$	A$	A$
Hyper-immune products revenue	5,201,385	1,658,336	378,706	48,575	7,287,002
Revenue from external customers	5,201,385	1,658,336	378,706	48,575	7,287,002

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2024	A$	A$	A$	A$	A$
Hyper-immune products revenue	3,702,876	1,075,614	80,888	43,487	4,902,865
Revenue from external customers	3,702,876	1,075,614	80,888	43,487	4,902,865

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2023	A$	A$	A$	A$	A$
Hyper-immune products revenue	1,100,725	642,819	1,201	59,960	1,804,705
Revenue from external customers	1,100,725	642,819	1,201	59,960	1,804,705

Information on major customers:

During the years ended June 30, 2025, 2024 and 2023, the Company had the following major customers in the hyper-immune product segment with revenues amounting to 10 percent or more of total group revenues:

	2025 A$	2024 A$	2023 A$
Customer A	3,272,556	2,308,425	626,107
Customer B	1,558,156	957,076	-
Customer C	958,031	842,173	223,504
Customer D	860,086	552,509	236,437
Customer E	378,706	-	-
Customer F	23,026	-	465,614
	7,050,561	4,660,183	1,551,662

Note 16. Cash Flow Information

(a) Reconciliation of cash flow from operations with loss after income tax

	30 June 2025 A$	30 June 2024 A$	30 June 2023 A$

Net Loss for the Year	(5,215,987)	(6,936,957)	(3,786,507)

Adjustments for
Depreciation expense	49,688	45,981	48,662
Expected credit losses	19,233	(11,687)	19,111
Finance costs	7,305	7,576	9,652
Finance income	(135,866)	(327,756)	(116,323)
Share of loss from associates	-	1,456,019	324,340
Leave provision expense	(25,452)	44,863	27,235
Share-based payment expenses	304,243	3,299	226,954
Unrealized net foreign currency gains	(12,183)	(76,771)	(422,881)
Change in operating assets and liabilities:
Add (increase) / decrease in trade and other receivables	(557,253)	(958,466)	226,365
Add decrease / (increase) in inventories	480,864	(194,279)	(776,100)
Add (increase) / decrease in other operating assets	(353,625)	71,353	414,249
Add decrease in financial assets	-	557,676	523,666
Add (decrease) / increase in trade and other payables	(606,417)	890,102	31,876
Add (decrease) / increase in other operating liabilities	(91,499)	(451,092)	654,506
Net Cash Flows Used In Operating Activities	(6,136,949)	(5,880,139)	(2,595,195)

(b) Non-cash financing and investing activities

See Note 17 for details regarding issues of options to employees.

Note 17. Share-based Payments

a) Executive share and option plan

The establishment of the Omnibus Incentive Plan (OIP) was approved by shareholders at the 2023 annual general meeting. The plan is designed to provide long-term incentives for executives (including directors) to deliver long-term shareholder returns. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits. Vesting of awards under the plan is subject to continuous employment.

Set out below are summaries of all listed and unlisted options, including those issued under OIP:

	2025		2024		2023
	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options

As at 1 July	0.28	13,506,120	0.27	12,879,720	0.37	19,873,877
Granted during the year	0.14	3,000,000	0.25	1,000,000	0.12	1,430,000
Exercised during the year	-	-	0.12	(200,000)	-	-
Forfeited/lapsed during the year	0.12	(8,016,120)	0.18	(173,600)	0.48	(8,424,157)
As at 30 June	0.38	8,490,000	0.28	13,506,120	0.27	12,879,720
Vested and exercisable at 30 June	0.43	7,153,384	0.28	13,326,632	0.27	12,610,802

Share options outstanding at the end of the year have the following expiry date and exercise prices:

		Exercise price		Share options	Share options	Share options
Grant date	Expiry date	(A$ unless stated otherwise)		30 June 2025	30 June 2024	30 June 2023

2019-05-23 (warrants)	2024-05-23	USD	0.125	-	-	173,600
2019-07-16 (warrants)	2024-07-16	USD	0.125	-	116,120	116,120
2020-10-29	2024-04-14		0.120	-	7,900,000	8,100,000
2020-07-24 (warrants)	2025-07-21	USD	0.5859	2,560,000	2,560,000	2,560,000
2021-10-26	2025-10-26		0.250	500,000	500,000	500,000
2022-06-27	2026-06-27		0.120	1,430,000	1,430,000	1,430,000
2023-11-21	2027-11-21		0.250	1,000,000	1,000,000	-
2024-11-18	2028-06-19		0.130	1,000,000	-	-
2024-11-18	2028-08-20		0.145	2,000,000	-	-

Total				8,490,000	13,506,120	12,879,720

Weighted average remaining contractual life of options outstanding at end of period				1.58	0.71	1.35

(i)	Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options granted under OIP and issued during the year ended June 30, 2025 included:

					Share price				Fair value at grant
		Exercise			at grant			Risk- free	date per
		price	No. of		date	Expected	Dividend	interest	option
Grant date	Expiry date	(A$)	options		(A$)	volatility	yield	rate	(A$)

2024-11-18	2028-06-19	0.130	1,000,000		0.079	75.72%	0.00%	4.15%	0.0350
2024-11-18	2028-08-20	0.145	2,000,000		0.079	74.51%	0.00%	4.15%	0.0334
			3,000,000	*

*	1,000,000 options each granted to Dr. Jeannette Joughin on 19 June 2024, Mr. Daniel Pollock and Prof. Ravi Savarirayan on 20 August 2024 were approved by shareholders at the 2024 annual general meeting held on 18 November 2024.

The model inputs for options granted under OIP and issued during the year ended June 30, 2024 included:

					Share price				Fair value at grant
		Exercise			at grant			Risk- free	date per
		price	No. of		date	Expected	Dividend	interest	option
Grant date	Expiry date	(A$)	options		(A$)	volatility	yield	rate	(A$)

2023-11-21	2027-11-21	0.250	1,000,000		0.080	119.21%	0.00%	4.09%	0.0511
			1,000,000	*

*	1,000,000 options granted to Mr. Paul Brennan on 16 March 2022 were approved by shareholders at the 2023 annual general meeting held on 21 November 2023.

No options were granted under OIP during the year ended June 30, 2023.

The expected life of the options is deemed to be the same as its contractual life. It is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

b)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period were as follows:

	2025 A$	2024 A$	2023 A$
Options issued under OIP	64,755	3,299	104,753
Performance rights issued under OIP[1]	239,488	-	122,201
	304,243	3,299	226,954

[1]

Performance rights which can be settled in shares, were granted to key management personnel and employees during the year. The expense for the year ended 30 June 2025 was $239,488. The performance rights are based on non-market weighted key performance indicators (KPIs) and have been expensed over the service period, based on an estimate of KPIs that are expected to be achieved. The performance rights are expected to vest between one and five years.

During the financial year ended 30 June 2023, it was agreed that performance bonus for selected employees for the year would be paid in performance rights rather than cash. Performance rights to be issued to employees are long-term incentives under OIP.

Note 18. Related Party Transactions

(a)	Subsidiaries and associates

Interests in subsidiaries and associates are set out in note 10(a) and 10(b), respectively.

(b)	Transactions with other related parties

The following transactions occurred with related parties:

	2025 A$	2024 A$	2023 A$
Amounts settled in cash or shares for goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	N/A	102,293	99,667
Other (ii)	17,571	17,325	17,065

(i)	Purchases from entities controlled by key management personnel

During the year ended 30 June 2025, Immuron Limited engaged in transactions with Grandlodge Capital Pty Ltd for provision of warehousing, distribution and invoicing services for Immuron’s products, and Wattle Laboratories Pty Ltd for provision of rental office suites, both of which were previously related parties due to the directorship of Mr. Stephen Anastasiou. Mr. Anastasiou resigned as a director effective 3 May 2024, and from that date, these entities ceased to be related parties. Accordingly, transactions with these entities are disclosed as related party transactions up to the date of cessation of the related party relationship.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2025 A$	2024 A$	2023 A$
Amounts settled in cash or shares during the period
Rental of an office suite from Wattle Laboratories Pty Ltd	N/A	47,293	44,667
Services rendered by Grandlodge Capital Pty Ltd	N/A	55,000	55,000
	N/A	102,293	99,667

ii)	Other

During the fiscal year 2025, the group engaged a related party to Chief Scientific Officer as a casual staff for monitoring of owned and external online channels for product related questions and pharmacovigilance, which amounted to $17,571 (2024: $17,325) including superannuation.

(c)	Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2025 A$	2024 A$	2023 A$
Current payables (purchases of goods and services)
Entities controlled by key management personnel	N/A	55,000	55,000

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

Exposure

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2025			2024
	USD A$	CAD A$	HKD A$	USD A$	CAD A$	HKD A$
Cash and cash equivalents	1,078,285	15,680	-	2,721,574	13,453	-
Trade receivables	77,660	60,631	-	36,297	88,459	-
Trade payables	93,240	36,101	24,692	250,865	42,047	18,308
Total exposure	1,249,185	112,412	24,692	3,008,736	143,959	18,308

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

The group has conducted a sensitivity analysis of its exposure to foreign currency risk. The group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 4.6% (2024: 4.8%)

	Impact on loss for the period		Impact on other components of equity
	2025 A$	2024 A$	2025 A$	2024 A$
USD/AUD exchange rate – change by 4.6% (2024: 4.8%)	57,463	144,419	5,178	5,495

*	Holding all other variables constant

Loss is less sensitive to movements in the AUD/USD exchange rates in 2025 than 2024 because of the decreased amount of USD denominated cash and cash equivalents and the decreased variability of the AUD/USD exchange rate. Equity is less sensitive to movements in the AUD/USD exchange rates in 2025 than 2024 because of the decreased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group’s exposure to other foreign exchange movements is not material.

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

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2025 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

On that basis, the loss allowance as at June 30, 2025 was determined as follows for trade receivables:

	Days past due
30 June 2025	Current A$	1-30 A$	31-60 A$	61-90 A$	91-120 A$	121+ A$	Total A$
Expected credit loss rate[1]	1.80%	4.17%	9.09%	19.34%	24.55%	33.15%
Gross carrying amount[1]	599,670	157,576	26,162	(9,559)	-	53,009	826,857
Loss allowance	10,789	6,575	2,379	(1,849)	-	17,572	35,466

1.	Trade receivables balance of $826,857 represents 11.35% of $7,287,002 revenue from contracts with customers of the current fiscal year. Based on the expected credit losses assessment and review of individual accounts, $35,466 was provided for. Subsequent to 30 June 2025, above 87% of the trade receivables balance has since been received in cash.

On that basis, the loss allowance as at June 30, 2024 was determined as follows for trade receivables:

	Days past due
30 June 2024	Current A$	1-30 A$	31-60 A$	61-90 A$	91-120 A$	121+ A$	Total A$
Expected credit loss rate[1]	0.23%	1.80%	0.00%	5.83%	16.15%	50.90%
Gross carrying amount[1]	463,334	75,725	8,458	4,183	42,631	13,105	607,436
Loss allowance	1,073	1,361	-	244	6,885	6,670	16,233

1.	Trade receivables balance of $607,436 represents 12.39% of $4,902,865 revenue from contracts with customers of the current fiscal year. Based on the expected credit losses assessment and review of individual accounts, $16,233 was provided for. Subsequent to 30 June 2024, above 90% of the trade receivables balance has since been received in cash.

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

Contractual maturities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
of financial liabilities	A$	A$	A$	A$	A$	A$	A$
At 30 June 2025
Trade and other payables	1,529,435	-	-	-	-	1,529,435	1,529,435
Lease liabilities	24,725	24,725	49,449	24,725	-	123,624	123,624
Total	1,554,160	24,725	49,449	24,725	-	1,653,059	1,653,059
At 30 June 2024
Trade and other payables	2,135,852	-	-	-	-	2,135,852	2,135,852
Lease liabilities	24,122	24,725	49,449	74,174	-	172,470	172,470
Total	2,159,974	24,725	49,449	74,174	-	2,308,322	2,308,322

Note 20. Events occurring after the Reporting Date

At The Market Capital Raising

On 17, 18 and 21 July 2025, Immuron Limited raised total gross proceeds of US$1,822,322 (A$2,809,177) through an At The Market Facility comprising 877,440, 473,880 and 32,909,640 shares at an issue price of US$0.0473 (A$0.0722), US$0.0470 (A$0.0719) and US$0.0534 (A$0.0824) per share, respectively.

This capital raising initiative does not provide evidence of conditions that existed at 30 June 2025 and is therefore classified as a non-adjusting event in accordance with AASB 110 Events after the Reporting Period. No adjustments have been made to the financial statements as a result of this transaction.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Note 21. Parent entity financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2025 A$	2024 A$
Balance sheet
Current assets	8,999,353	14,724,947
Non-current assets	1,437,917	859,110
Total assets	10,437,270	15,584,057
Current liabilities	1,964,914	2,775,925
Non-current liabilities	94,577	141,510
Total liabilities	2,059,491	2,917,435

Shareholders’ equity
Share capital	88,872,756	88,504,043
Share-based payments reserve	1,526,386	3,059,321
Accumulated losses	(82,021,363)	(78,896,742)
	8,377,779	12,666,662
Loss for the year	5,132,279	6,899,593
Total comprehensive loss	5,132,279	6,899,593

(b)	Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2025 (2024: Nil).

(c)	Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 30 June 2025 or 30 June 2024.

(d)	Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2025 (2024: Nil).

(e)	Determining the parent entity financial information

The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i)	Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Immuron Limited.

(ii)	Intercompany loan

Total comprehensive loss of the parent entity includes the fully impaired intercompany loan.

Note 22. Auditors’ Remuneration

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

(i)	Audit services

	Year Ended June 30,
	2025 A$	2024 A$
Audit and review of financial statements [1]	326,710	254,350
	326,710	254,350

1	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(ii)	All other fees

	Year Ended June 30,
	2025 A$	2024 A$
EMDG grant consulting services	10,380	7,210
	10,380	7,210

Australian Disclosure Requirements

All press releases, financial reports and other information are available using the stock code IMC on the Australian Stock Exchange website: www.asx.com.au.

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

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and Notes set out on pages F-1 to F-41 are in accordance with the Corporations Act 2001, including:

(i)	Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2025 and of its performance for the fiscal year ended on that date, and

(b)	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(c)	The consolidated entity disclosure statement is true and correct at June 30, 2025.

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

/s/ Paul Brennan
Chairman

Melbourne, September 25, 2025

ITEM 19. EXHIBITS

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date
1.1	Constitution of Registrant.	F-1	3.1	12/21/2016
1.2	Amended Constitution of Registrant.	6-K	99.1	11/22/2023
2.1	Form of Amended and Revised Deposit Agreement between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares	F-1/A	4.1	5/8/2017
2(d)	Description of Securities	20-F	2(d)	9/28/2023
4.1	Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 28, 2013	F-1/A	10.1	2/9/2017
4.2	Variation of Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 21, 2016 (1)	F-1/A	10.2	2/9/2017
4.3	Executive Service Agreement by and between Immuron Limited and Dr. Jerry Kanellos dated July 23, 2015	F-1/A	10.10	2/9/2017
4.4	Commercial Lease Agreement with Wattle Laboratories Pty Ltd.	20-F	4.5	9/9/2022
4.5	Form of Compensation Warrant to be issued by Immuron Limited on July 23, 2020 6-K 10.4 7/23/2020	6-K	10.4	7/23/2020
4.6	Executive Service Agreement by and between Immuron Limited and Mr. Steven Lydeamore dated May 5, 2022	20-F	4.13	9/28/2023
4.7*	Executive Service Agreement by and between Immuron Limited and Mr. Flavio Palumbo dated in October 2023
4.8	At-the-market offering agreement, by and between Immuron Limited and H.C. Wainwright & Co., LLC dated July 2, 2024	6-K	1.1	7/2/2024
4.9*	Manufacture and supply agreement by and between Immuron Limited and Mayne Pharma International Pty Ltd dated April 1, 2025 (2)
8.1	List of Subsidiaries of the Registrant. 20-F 8.1 10/28/2019	20-F	8.1	10/28/2019
11.1*	Immuron Limited Corporate Governance Charters and Policies 2022
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1*	Consent of Grant Thornton Audit Pty Ltd
23.2*	Auditor’s Independence Declaration
23.3*	Independent Auditor’s Report
97.1	Clawback Policy	20-F	97.1	10/01/2024
101. INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Confidential treatment has been sought for certain portions of this document

(2)	Portions of this exhibit have been omitted on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Immuron Limited

	By:	/s/ Steven Lydeamore
Steven Lydeamore
Chief Executive Officer

Dated: September 25, 2025