Form 20-F
period 2026-06-30
Immuron Ltd
filed 2026-09-24
CIK 1660046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38104

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

The number of outstanding ordinary shares of the issuer, as of June 30, 2026, was 322,848,081 ordinary shares.

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

We currently market our flagship commercial product Travelan® and ProIBS® in Australia, where both products are listed medicine on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial and is sold in pharmacies throughout Australia. ProIBS® (AUST L 482225) is an over-the-counter orally administered product containing the proprietary ingredient AVH200® which has a unique dual mode of action, forming a gentle hydrogel film inside the gut, creating a protective, non-invasive barrier that supports the intestinal lining, balances microflora, and helps soothe irritable bowel syndrome (IBS) symptoms. ProIBS® is indicated for the relief of symptoms of medically diagnosed Irritable Bowel Syndrome. We also market Travelan® (NPN 80046016) in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection. Protectyn® (AUST L 231001) was sold online and in health practitioner clinics and marketed as an immune supplement to help maintain a healthy digestive function and liver. The company cancelled and removed the product from the Australian Register for Therapeutic Goods in June 2026.

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

Our American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) are listed on The NASDAQ Capital Market under the symbol “IMRN”. Each ADS represents 40 of our ordinary shares, no par value. Our ordinary shares are also listed on the Australian Securities Exchange (“ASX”) under the symbol “IMC.”

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

Australian Disclosure Requirements

Our ordinary shares are primarily quoted on the ASX in addition to our listing of our ADSs on the NASDAQ Capital Market. As part of our ASX listing, we are required to comply with various disclosure requirements as set out under the Australian Corporations Act 2001 and the ASX Listing Rules. Information furnished under the sub-heading “Australian Disclosure Requirements” is intended to comply with ASX listing and Corporations Act 2001 disclosure requirements and is not intended to fulfill information required by this annual report on Form 20-F.

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

We are early in our product development efforts and have only two product candidates at clinical stage of development. All of our other current product candidates are still in preclinical development. We may not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

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

We have incurred losses in every period since we began operations in 1994 and we have reported net losses of A$3,679,999, A$5,215,987 and A$6,936,957 during the fiscal years ended June 30, 2026, 2025, and 2024, respectively. As of June 30, 2026, our accumulated deficit was A$84,970,154. We may continue to incur additional operating losses for the next several years as we may expand our research and development activities for the treatment of infectious diseases, commence new trials for our product candidates IMM-124E for Traveler’s Diarrhea and IMM-529 for C. difficile, and potential other assets/indications. We may never be able to achieve or maintain profitability.

Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

●	the continued increase in sales of our flagship commercial product, Travelan®;

●	potential licensing fees or milestone payments from partnering our clinical assets;

●	the continued progress of our research and development programs;

●	the timing, scope, results and costs of pre-clinical studies and clinical trials;

●	the cost, timing and outcome of regulatory submissions and approvals;

●	determinations as to the commercial potential of our product candidates;

●	spending on our marketed assets;

●	our ability to successfully expand our contract manufacturing services;

●	our ability to establish and maintain collaborative arrangements; and

●	the status and timing of competitive developments.

As of June 30, 2026, we had A$9,017,814 in cash and cash equivalents. Developing prescription products is expensive and we may need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We may seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

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

We are a commercial and clinical-stage biopharmaceutical company and our pharmaceutical products are designed to treat a range of infectious diseases. Other than our Travelan® product, we have not sufficiently advanced the development of any of our products, including our current lead product candidate, IMM-124E, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

We receive Australian government research and development tax incentive refunds. If our research and development expenditures are not deemed eligible for the refund, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We expect to receive refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a refundable cash offset pegged at 18.5% above the corporate tax rate, which is currently 25% for Immuron, providing a 43.5% refundable tax offset of eligible research and development expenditures by small to medium size Australian entities during the year ended June 30, 2026, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss. There will also be no cap on the refundable tax offset. We have historically received refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures by small to medium size Australian entities during the previous financial year, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss.

The Research and Development Tax Incentive refunds are made by the Australian federal government for eligible research and development purposes based on the filing of an annual application and subsequent income tax returns for the fiscal year. We recognized Research and Development Tax Incentive refunds in the fiscal years ended June 30, 2026 and 2025 of A$782,313 and A$1,110,577 respectively. We have recognized a receivable of A$782,313 for the fiscal year ended June 30, 2026.

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

In May 2026, the Australian Federal Government proposed changes to the Research and Development Tax Incentive program including limiting eligibility to core R&D activities raising the refundable tax offset turnover threshold from Australia $20m to $50m, and restricting refundability to small to medium enterprises less than 10 years old. The refundable offset rate would also increase to 23 per cent plus corporate tax rate, for companies under $50 million in turnover. As Immuron has operated for more than 10 years, these changes—if enacted—may render the company ineligible for future R&D Tax Incentive refunds.

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

We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are developing, and may in the future try to develop, product candidates. We are aware of multiple companies that are working in the field of infectious diseases, travelers’ diarrhea and C. difficile therapeutics, including Eveliqure Biosciences, Intercell, Lumen Bioscience, Sigmoid Pharma and Scandinavian BioPharma, which are all developing therapeutics for travelers’ diarrhea and Acurx Pharmaceuticals, BiomeBank, Crestone Pharma, Deinove, LPOXY Therapeutics, Lumen Bioscience and Vedanta Biosciences, which are all developing therapeutics for C.difficile.

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

We currently depend upon a single manufacturer of each of our lead compound IMM-124E and our second clinical asset, IMM-529, and on a sole manufacturer to produce finished drug products, and could incur significant costs and delays if we are unable to promptly find a replacement for them.

At this time, we are relying on a single manufacturer to develop Good Manufacturing Practice (“GMP”) processes for IMM-529. IMM-124E is currently manufactured by Bovogen Biologicals based in Australia. This manufacturer enables efficient large-scale manufacture of colostrum to provide drug substance for our current and prospective clinical trials. We have an agreement with Syntro Health to manufacture IMM-529. We also rely on contract manufacturers such as Mayne Pharma International to produce our marketed product, Travelan®. We are actively seeking additional and back-up manufacturers but may be unsuccessful in our efforts or may incur material additional costs and substantial delays.

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

We have not yet secured manufacturing capabilities for commercial quantities of vaccines and hyper-immune bovine colostrum powder for our product candidates or established facilities in the desired locations to support commercialization of our product candidates. We intend to rely on third-party manufacturers for commercialization, and currently we have only entered into agreements with such manufacturers to support our clinical trials for IMM-529. We may be unable to negotiate agreements with third-party manufacturers to support our commercialization activities on commercially reasonable terms.

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

We are an Australian company subject to taxation in Australia and other jurisdictions. As of June 30, 2026, our cumulative operating losses have a total potential tax benefit of A$16,360,617 at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position subject to satisfying the Continuity of Ownership Test or Same Business Test. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and for losses generated prior to January 1, 2018 for up to 20 years in the U.S. as long as certain conditions are met. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, as amended. Our carry forward net operating losses in the U.S. first start to expire in 2035.

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

In June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of an FPI. The concept release was open for public comment until September 8, 2025. This release is the first review of the FPI framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to FPIs. In particular, the SEC is evaluating if the current FPI definition, which provides certain regulatory accommodations, is still appropriate given that many FPIs are now incorporated in jurisdictions with less stringent disclosure requirements and primarily trade on U.S. exchanges. The concept release outlines several potential approaches to revising the FPI definition, including updating existing eligibility criteria, adding foreign trading volume requirements and incorporating an assessment of foreign regulation. The SEC received approximately 89 comment letters to the concept release. No changes have been have been enacted at this time.

If we lose FPI status, as a result of changes in our ownership structure or operations, or as a result of changes in the definition of FPIs as a result of the SEC’s concept release, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

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

Some specific factors that could negatively affect the price of the ADS or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our operating results;

●	changes in market valuations of similar companies;

●	changes in our key personnel;

●	changes in financial estimates or recommendations by securities analysts;

●	trading prices of our ordinary shares on the Australian Securities Exchange (“ASX”);

●	changes in trading volume of ADS on The NASDAQ Capital Market, or NASDAQ, and of our ordinary shares on the ASX;

●	sales of the ADS or ordinary shares by us, our executive officers or our shareholders in the future;

●	financial market volatility caused by political instability, changing inflation levels, changes in international trade relationships and conflicts, such as the conflict between Russia and Ukraine, and in the Middle East involving Iran; and

●	conditions in the financial markets or changes in general economic conditions.

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

We have identified a material weakness in our internal control over financial reporting relating to inventory, and if we fail to remediate it, or identify further material weaknesses in the future, the price of our ordinary shares and ADSs could decline significantly and raising capital could be more difficult.

Section 404 of the Sarbanes-Oxley Act of 2002 requires annual management assessments of the effectiveness of our internal control over financial reporting. As of June 30, 2026, our management identified a material weakness in our internal control over financial reporting relating to the recording, classification, valuation and reconciliation of inventory and the associated cost of goods sold. As a result, management concluded that, as of June 30, 2026, our internal control over financial reporting and our disclosure controls and procedures were not effective. A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis. For a description of this material weakness and the measures we are taking to remediate it, see “Item 15. Controls and Procedures.”

We have undertaken remediation measures, but the material weakness will not be considered remediated until the necessary controls have operated effectively for a sufficient period of time. We cannot assure you that these efforts will be successful, that they will be completed on any particular timetable, or that additional material weaknesses or significant deficiencies will not be identified in the future. If we fail to remediate this material weakness, if we identify further deficiencies, or if we are otherwise unable to maintain effective internal control over financial reporting and disclosure controls and procedures, we may be unable to produce reliable financial reports or prevent fraud. Any of these outcomes could result in investors losing confidence in our reported financial information, restatements of our financial statements, regulatory scrutiny, and a significant decline in the trading price of our ordinary shares and ADSs, and could make it more difficult or costly for us to raise capital.

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

Our status as a PFIC may also depend, in part, on how quickly we utilize any cash proceeds from any offering. Since PFIC status depends on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of our ordinary shares or ADS, which may be volatile, there can be no assurance that we will not be a PFIC for any taxable year. While we expect that we were not a PFIC for our taxable year ended June 30, 2026, no assurance of our PFIC status can be provided for such taxable year or future taxable years. Prospective U.S. investors should discuss the issue of our possible status as a PFIC with their tax advisors. U.S. Holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

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

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20% or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ or ADS holders’ opportunity to sell their ordinary shares or ADSs and may further restrict the ability of our shareholders and ADS holders to obtain a premium from such transactions. See Item 10. – Additional Information “Change of Control”.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

Immuron is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

We currently market our flagship commercial product Travelan® and ProIBS® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods.

As we mention in “Our Strategy” in the section “B. Business Overview” below, in the three fiscal years ended June 30, 2026, we have been advancing our lead oral polyclonal antibody drug candidates presently in clinical development for the treatment of travelers’ diarrhea and to treat recurrent CDI; together with continuing to invest in and growing Travelan® sales worldwide, including in the U.S., Australia, Canada, and in new markets. We previously advised that the development of CampETEC product was discontinued.

To the best of our knowledge, there are no indications of any public takeover offers by third parties in respect of our ordinary shares nor has the Company made any takeover offers in respect of other companies’ shares in the last and current financial year.

Since inception until June 30, 2026, we were not required to invest material amounts for capital expenditures since our development efforts took place at research facilities operated by institutions with which we have relationships. Over the three fiscal years ended June 30, 2026, the total capital expenditure amounted to A$4,993 for purchases of plant and equipment.

B. Business Overview

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and our technology platform can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. We currently market our flagship commercial product Travelan® in Australia, which listed medicine on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter orally administered passive immunotherapeutic product and is indicated to reduce the risk of travelers’ diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial and is sold in pharmacies throughout Australia. Protectyn® (AUST L 231001) was sold online and in health practitioner clinics and was marketed as an immune supplement to help maintain a healthy digestive function and liver. The company cancelled and removed the product from the Australian Register for Therapeutic Goods in June 2026. We also market Travelan® (NPN 80046016) in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

Following the rapid growth of Travelan in pharmacies as a leading product for the prevention of traveler’s diarrhea, we launched ProIBS® to further expand our digestive health portfolio by providing pharmacists a proven premium efficacy product that delivers unique benefits to their customers. With ProIBS®, we are providing an innovative and European certified medical device for the treatment of symptoms related to IBS. The product has been on the Swedish pharmacy market for more than a decade. Immuron launched ProIBS® in Australia in October 2025. ProIBS® (AUST L 482225) is an over-the-counter orally administered product containing the proprietary ingredient AVH200® which has a unique dual mode of action, forming a gentle hydrogel film inside the gut, creating a protective, non-invasive barrier that supports the intestinal lining, balances microflora, and helps soothe IBS symptoms. ProIBS® is indicated for the relief of symptoms of medically diagnosed Irritable Bowel Syndrome.

We currently have two lead drug candidates entering the clinical development phase, which we believe have the potential to transform the existing treatment paradigms for Clostridiodies difficle (C.difficle) Infections, Enterotoxigenic Escherichia coli (ETEC) infections and travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce.

Marketed product sales for fiscal year 2026, 2025 and 2024 were A$7.7 million, A$7.3 million and A$4.9 million, respectively.

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	2026	2025	2024
	A$	A$	A$

Hyperimmune products revenue
Travelan - Australia	5,672,501	5,201,385	3,702,876
Travelan - United States	1,768,411	1,658,336	1,075,614
Travelan - Canada	165,669	378,706	80,888
ProIBS – Australia	85,221	-	-
Protectyn - Australia	21,799	48,575	43,487

Revenue from external customers	7,713,601	7,287,002	4,902,865

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

OUR STRATEGY

Our goal is to become one of the leading biopharmaceutical companies developing and commercializing therapeutics to address increased unmet medical needs in the anti-infective area. The critical components of our strategy include:

●	Advancing our lead oral polyclonal antibody drug candidates presently in clinical development for the treatment of travelers’ diarrhea and to treat recurrent CDI;

●	Leveraging our technology platform and our collaborations to expand our differentiated polyclonal-based product pipeline across multiple indications including various novel anti-infective programs with the U.S. Department of Defense (DoD);

●	Continuing to invest in and growing Travelan® sales worldwide, including in the U.S., Australia, Canada, and in new markets;

●	Continuing to broaden the portfolio with additional complementary products like ProIBS®.

●	Continuing to invest in mechanism of action studies that expand our understanding of our novel mechanism of action across our targeted diseases and conditions, and potentially identify new opportunities for investment; and

●	Protect and leverage our intellectual property portfolio and patents. We believe that our intellectual property protection strategy, grounded in securing composition of matter patents on the biologics we develop, as well as broader patents to protect our technology platform, has best positioned us to gain broad and strong protection for our assets.

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

1. Travelan® Biologics License Application (BLA)

Immuron has an immediate focus on seeking a development and commercialization partner to progress towards FDA approval of Travelan® to prevent travelers’ (TD) diarrhea. According to the Centers for Disease Control and Prevention (CDC), an estimated 10 million international travelers develop travelers’ diarrhea every year. Approval of Travelan® as a preventative treatment for TD is expected to significantly increase commercial opportunities for Travelan® in the U.S., particularly as Travelan® is a non-antibiotic treatment having a considerable record of successful treatment. The Company was awarded a USD $3.43 million grant from the US Department of Defense to test the efficacy of one large daily dose regimen of Travelan® in a controlled human infection model (CHIM) clinical study using the ETEC strain H10407. This dose regime is potentially more amenable for use in military populations. The US Naval Medical Research Command (NMRC), Silver Spring, MD, USA was also awarded over USD $1 million in a separate grant to provide immunological support for the Immuron clinical program. The Company submitted an Investigational New Drug (IND) application with the FDA and obtained approval in December 2022. On October 4, 2022, Immuron announced execution of a clinical trial master service agreement with Maryland, Baltimore, USA based Pharmaron CPC, Inc. Up to 60 volunteers were enrolled in the clinical study and were randomly assigned to receive either a once-daily dose of 1200 mg of Travelan® or placebo. On March 7, 2024 interim analysis summarizing the data for a total of 60 subjects who completed the inpatient challenge component of this current clinical study were announced. On August 8, 2024 additional data analysis of protective efficacy was released reporting that some subjects did not experience any diarrhea until after antibiotics were administered. Diarrhea could be related to antibiotic administration. Protective Efficacy was calculated for the 5-day period post challenge. There were 4 subjects in the Travelan® group that did not experience any diarrhea until antibiotics were administered. There was a 43.8% reduction in diarrhea in the Travelan® group which is approaching statistical significance (p=0.066). Analysis of the safety data set (63 subjects) and additional 3 subjects who were not challenged which considered all Adverse Events and the number of events over the whole study period pre and post challenge found that the number of events was reduced in the Travelan® treated group for all organ classes. In January 2025, the Clinical Study Report was completed and submitted to the U.S. Food and Drug Administration (FDA). Additional exploratory end points were also reported. Statistically significant lower levels of IgA and IgG were observed for the subjects who received Travelan® compared to those who received the placebo. Travelan® antibodies target and bind to ETEC antigen in the gastrointestinal tract, blocking the endotoxin, Lipopolysaccharide epitopes and therefore reduce antigen exposure, resulting in lower overall IgA and IgG antibody titers. Clinical data also demonstrated there was a statistically significant reduction in the number of colony forming units (CFUs) in the stools of subjects who received Travelan® (p =0.0121), measured 48 hours post challenge, indicating faster clearance of the challenge strain from the GI tract. Participants in the Travelan® group were observed to have a more stable gastrointestinal microbiota over the treatment period when compared with the Placebo group. The study findings suggest Travelan antibodies assist in the reduction and clearance of pathological ETEC bacteria, shortening the recovery period after ETEC challenge. The Company is eligible to hold an end of Phase 2 meeting with the U.S Food and Drug Administration to discuss the pivotal Phase 3 registration strategy and planned clinical trials including recommended dosing to support a Biologics License Application (BLA) for Travelan® as a prophylactic medicine for Travelers’ Diarrhea.

The US Department of Defense Uniformed Services University (USU) was awarded grant funding to conduct a clinical trial to evaluate the efficacy of IMM-124E in Travelers’ Diarrhea. The study enrolled 975 deployed military personnel or travelers from sites within the Uniformed Services University of the Health Sciences Infectious Disease Clinical Research Program (IDCRP) network and the UK military all of whom were screened for eligibility. From this group, 851 subjects were randomized to receive a blinded regimen of Travelan®, or placebo. The P2TD study was a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of IMM-124E passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region. On October 31, 2025, Immuron announced that the Uniformed Services University (USU) completed the P2TD study (NCT04605783). This study was not conducted under an Investigational New Drug (IND) Application approved by the FDA. The investigational drug product, contract manufactured for USU by a third party, was formulated as 600 mg of powder in sachets and administered twice daily in a randomized, placebo controlled trial. On December 10, 2025, Immuron announced that the primary endpoint did not reach statistical significance and reported that it will not pursue a twice-daily dosing proposal at its End-of-Phase 2 FDA meeting, as the P2TD study did not show improved outcomes over prior data supporting the established three-times-daily Travelan® regimen. The company instead will advance the validated dosage form and current three-times-daily schedule. Immuron also noted several factors that may have affected the P2TD study outcomes, including delayed dosing initiation, non-compliance with study procedures, missed doses beyond protocol limits, and participants taking doses with meals rather than beforehand.

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

2.	IMM-529 to Treat Recurrent CDI

Our second clinical asset IMM-529 is an oral biologic that targets the Clostridioides difficile (C. difficile) bacterium, IMM-529 can protect and prevent against enteric diarrheal symptoms associated with C.difficile infection. We have evidence to suggest IMM-529 treatment is effective and does not destroy the microbiome which is a side effect of treatment with many antibiotics. IMM-529 allows the microbiome to return to a healthy state while treating CDI. The antibodies in IMM-529 have been generated against the essential C. difficile virulence components, specifically, spores, vegetative cells and toxin B and shown to bind and neutralize a variety of human and animal C. difficile isolates. IMM-529, which was developed in collaboration with world-leading C.difficile Key Opinion Leader, Dr. Dena Lyras and her team at Monash University, has a Triple-Action MOA (antibodies to Toxin B + Spores + Vegetative Cells). It is a three-pronged approach that is novel, and which has yielded exceptional results in pre-clinical studies including (1) Prevention of primary disease, (2) Treatment of primary disease and (3) Suppression of recurrence. To date this is the only investigational drug that has showed positive therapeutic benefits in all three phases of the disease. In the preclinical stage, prevention studies demonstrated an 80% efficacy without the use of antibiotics. Furthermore, in treatment studies an 80% efficacy was demonstrated without the use of antibiotics like vancomycin. In relapse studies a 90% survival rate was noticed vs 22% survival rate in the control group. To our knowledge, it is to date the only investigational drug that has showed therapeutic benefits in all three phases of the disease. On October 8, 2025, Immuron announced that it had submitted an IND application to the FDA for clinical development of IMM-529 as a product to specifically prevent or treat CDI On November 5, 2025, Immuron announced that it had received FDA approval for IMM-529 Investigational New Drug (IND) application and clinical study may proceed. FDA assigned an IND number (032095) for the IMM-529 application. The Phase 2 clinical trial is planned to be a randomized, double blind, placebo-controlled clinical study of IMM-529 with Standard of Care (SOC) for the treatment of CDI in subjects with first episode CDI or recurrent CDI. Up to 60 subjects will be enrolled in the study. Subjects will be randomly assigned to IMM-529 + SOC or placebo + SOC in a 2:1 ratio at multiple sites in Australia. The primary objective will be to evaluate the safety and tolerability of IMM-529 together with SOC in patients with CDI or recurrent CDI. Determination of efficacy will be assessed by the measurement and comparison of mortality rate, disease symptoms and recurrence rate for each treatment group. Immuron is actively seeking partners to advance the clinical development of IMM-529.

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

CDI is an infection of the colon caused by the bacteria Clostridioides difficile that produces toxins that cause inflammation and severe diarrhea. CDI can also result in serious disease complications including bowel perforation, toxic megacolon and sepsis, and it can prove fatal in the most severe cases. In recent years, increases in the frequency and severity of CDI have been observed worldwide, as well as an increased risk of community-associated CDI, and CDI in persons previously thought to be low risk. It is estimated that CDI affects up to 1.2% of hospitalized patients in the United States, representing an estimated cost of USD 4.8 billion per year (source: CDC). In Europe, the estimated cost is approximately 3 billion per year, which is likely to increase concomitantly with a more elderly society; more than 134 million Europeans will be >65 years by 2050. In addition to hospitalization, the most significant predisposing factors for CDI include advanced age (>65 years) and antibiotic therapy (disrupts the normal gut microbiota). The most common antibiotics implicated to date include broad-spectrum cephalosporins, fluoroquinolones and clindamycin. The only remaining effective therapeutic agents are, vancomycin and fidaxomicin. Vancomycin and fidaxomicin are the current standard of care, accounting for 80% of patients share in the US. However, these two therapies are plagued by a 25% rate of CDI recurrences, and each recurrence predisposes to further recurrence. After two or more episodes of recurrence, the risk of subsequent recurrence may reach 65%. This underscores the need for new treatments. Against this backdrop, the last decade has seen the emergence of a new epidemic of CDI characterized by increased frequency and severity of enteric disease and increased resistance to antibiotic therapy.

The global therapeutics and prophylactics market for CDIs is expected to witness a compound annual growth rate (CAGR) of 6.1% to 6.6%, increasing from USD 1.2 billion in 2026 to USD 1.9 billion by 2033, according to Persistence Market Research. The Company’s report states the launch of prophylactic treatments for the prevention of CDI, treatment of recurrent CDIs (rCDIs) through microbiological approaches and novel antibiotics targeted towards reduction of disease recurrence have been identified as the key drivers for the growth.

Immuron’s IMM-124E used to manufacture Travelan® demonstrates antiviral activity against the COVID-19 virus in laboratory studies

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

Immuron previously Awarded $6.2 Million to Clinically Evaluate a Military Strength Dosing Regimen for Travelan

Immuron is pursuing a regulatory pathway to license Travelan® (IMM-124E) with the FDA via a Biologics License Application (BLA). The proposed indication is to reduce the risk of contracting travelers’ diarrhea caused by bacterial pathogens. The Company announced in January 2022 that it was awarded AU$4.8M (US$3.43M) by the Medical Technology Enterprise Consortium (MTEC) for the development of a Travelan® dosing regimen acceptable for use by the US military. The US Naval Medical Research Command (NMRC), Silver Spring, MD, USA was also awarded over AU$1.4M (USD $1M) in a separate grant to provide immunological support for the Immuron clinical program. In April 2022 the Company also announced a new MTEC request for funding seeking an additional US$4M to fund the CMC Assay Development and Validation, Nonclinical Safety Studies and Stability Studies required to support the BLA. Immuron was formally notified that no government funding is immediately available, however, this application was deemed ‘eligible for funding’ and was eligible for award for a period of up to two years. This funding opportunity has lapsed.

The Company submitted an IND application with the FDA and obtained approval in December 2022. On October 4, 2022, Immuron announced execution of a clinical trial master service agreement with Maryland, Baltimore, USA based Pharmaron CPC, Inc. Up to 60 volunteers were enrolled in the clinical study and were randomly assigned to receive either a once-daily dose of 1200 mg of Travelan® or placebo. On March 7, 2024 interim analysis summarizing the data for a total of 60 subjects who completed the inpatient challenge component of this current clinical study were announced. On August 8, 2024 additional data analysis of protective efficacy was released finding that some subjects did not experience any diarrhea until after antibiotics were administered. Diarrhea could be related to antibiotic administration. Protective Efficacy was calculated for the 5-day period post challenge. There were 4 subjects in the Travelan® group that did not experience any diarrhea until antibiotics were administered. There was a 43.8% reduction in diarrhea in the Travelan® group which is approaching statistical significance (p=0.066). Analysis all safety data set (63 subjects) and additional 3 subjects who were not challenged, considering all Adverse Events and number of events over the whole study period pre and post challenge. The number of events was reduced in the Travelan® treated group for all organ classes. In January 2025, the Clinical Study Report was completed and submitted to the FDA. Additional exploratory end points were also reported. Statistically significant lower levels of IgA and IgG were observed for the subjects who received Travelan® compared to those who received the placebo. Travelan® antibodies target and bind to ETEC antigen in the gastrointestinal tract, block the endotoxin, lipopolysaccharide epitopes and therefore reduce antigen exposure, resulting in lower overall IgA and IgG antibody titers. Clinical data also demonstrated there was a statistically significant reduction in the number of colony forming units (CFUs) in the stools of subjects who received Travelan® (p =0.0121), measured 48 hours post challenge, indicating faster clearance of the challenge strain from the GI tract. Participants in the Travelan® group where observed to have a more stable gastrointestinal microbiota over the treatment time period when compared with the Placebo group. The study findings suggest that Travelan antibodies assist in the reduction and clearance of pathological ETEC bacteria, by shortening the required recovery period after ETEC challenge. The Company plans to hold an end of Phase 2 meeting with the U.S Food and Drug Administration to discuss the pivotal Phase 3 registration strategy and planned clinical trials including recommended dosing to support a Biologics License Application (BLA) for Travelan® as a prophylactic medicine for Travelers’ Diarrhea.

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

On October 31, 2025, Immuron announced that the Uniformed Services University (USU) completed the P2TD study (NCT04605783). This study was not conducted under an IND Application approved by the FDA. The investigational drug product, contract manufactured for USU by a third party, was formulated as 600 mg of powder in sachets and administered twice daily in a randomized, placebo controlled trial.

On December 10, 2025, Immuron announced that the primary endpoint did not reach statistical significance and reported that it will not pursue a twice-daily dosing proposal at its End-of-Phase 2 FDA meeting, as the P2TD study did not show improved outcomes over prior data supporting the established three-times-daily Travelan® regimen. The company instead will advance the validated dosage form and current three-times-daily schedule. Immuron also noted several factors that may have affected the P2TD study outcomes, including delayed dosing initiation, non-compliance with study procedures, missed doses beyond protocol limits, and participants taking doses with meals rather than beforehand.

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

IMM-529 to Treat Recurrent CDI

The Company is pursuing the clinical development of IMM-529 for FDA approval as drug to prevent recurrent CDI. On July 1, 2024, the Company filed pre-IND with the FDA. The complete pre-IND briefing package was submitted to the FDA on July 30, 2024. The Company had a Type B meeting with the FDA on September 5, 2024. On October 8, 2025, Immuron announced that it had submitted an IND application to FDA for clinical development of IMM-529 as product to specifically prevent or treat CDI. On November 5, 2025, Immuron announced that received FDA approval for IMM-529 IND application and clinical study may proceed. FDA assigned an IND number (032095) for the IMM-529 application. The Phase 2 clinical trial will be a randomized, double blind, placebo-controlled clinical study of IMM-529 with Standard of Care (SOC) for the treatment of CDI in subjects with first episode CDI or recurrent CDI. Up to 60 subjects will be enrolled in the study. Subjects will be randomly assigned to IMM-529 + SOC or placebo + SOC in a 2:1 ratio at multiple sites in Australia. The primary objective will be to evaluate the safety and tolerability of IMM-529 together with SOC in patients with CDI or recurrent CDI. Determination of efficacy will be assessed by the measurement and comparison of mortality rate, disease symptoms and recurrence rate for each treatment group.

Background on C. difficile

C. difficile is a gram-positive, toxin-producing, spore-forming bacterium that generally causes severe and persistent diarrhea in infected individuals, but can also lead to more severe outcomes, including in the most serious cases, death. CDI is most often associated with the prior use of antibiotics. The U.S. Centers for Disease Control has identified CDI as one of the top three most urgent antibiotic-resistant bacterial threats in the U.S. and is now the most common cause of hospital acquired infection in the U.S.

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

In June 2020, we updated the market on the latest developments arising from our cooperative research and development efforts with the DoD. AFRIMS completed the histopathological analysis, which provides a comprehensive view of the clinical disease and its effect on tissues of gut, revealed that all animals in the placebo-treated group displayed severe inflammation in different parts of the gastrointestinal tract. These animals also had very high levels of inflammatory cytokines (IL-1b, IL-6 and IL-8) in fecal samples collected throughout the study. The inflammation seen in the gastrointestinal tract and the increase in inflammatory cytokines in the feces were closely associated with the observed clinical outcomes of dysentery. Only 3 of the 8 Travelan-treated animals had signs of inflammation in the gastrointestinal tract, and only 2 of those had high levels of inflammatory cytokines in fecal samples. All other animals in the Travelan-treated group were clinically healthy and did not excrete any inflammatory cytokines. Overall, the results suggest that Travelan® is functionally cross-reactive and may have prophylactic activity against Shigellosis.

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

OUR MARKETED ASSETS

Our Commercial Assets. Immuron currently markets our flagship commercial product Travelan®, and ProIBS® in Australia, where both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® (AUST L 106709) is an over-the-counter orally administered passive immunotherapeutic product indicated to reduce the risk of travelers’ diarrhea and reduce the risk of minor gastro-intestinal disorders and is sold in pharmacies throughout Australia. ProIBS® (AUST L 482225) is an over-the-counter orally administered product containing the proprietary ingredient AVH200® which has a unique dual mode of action, forming a gentle hydrogel film inside the gut, creating a protective, non-invasive barrier that supports the intestinal lining, balances microflora, and helps soothe IBS symptoms. ProIBS® is indicated for the relief of symptoms of medically diagnosed Irritable Bowel Syndrome. In Canada, Travelan® (NPN 80046016) is a licensed natural health product and is indicated to reduce the risk of travelers’ diarrhea. In the U.S. Travelan® is sold as a dietary supplement for digestive-tract protection in accordance with section 403 (r)(6) of the FDA.

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

Travelan® contains high levels of specific antibodies generated against 13 strains of Enterotoxigenic E.coli bacteria, the most common cause of Travelers’ Diarrhea. Travelan® directly targets the pathogens in the gut and prevents the infection and its resulting symptoms from occurring. The product generated over $7.7 million AUD in revenue during fiscal year ending 30 June 2026 (FY26), following sales close to $7.3 million AUD in the previous fiscal year ending 30 June 2025 (FY25).

Global sales of Travelan®, ProIBS® and Protectyn® increased by 6% in the 2026 fiscal year to A$7.713M, compared to A$7.287M in FY25.The Company is pleased to report strong uplift of sales in Australia and North America. In the case of the USA, Travelan® sales were up by 7%, reaching A$1.768M in FY26, compared to A$1.658M in FY25. Global sales growth was attributable to increasing sales in both the Australian pharmacy channel and USA amazon.com sales channel. In Australia, Travelan® sales increased to A$5.673M in FY26 representing an increase of over 9% that of FY25 (A$5.201M).

Marketing Channels

For our marketing efforts, we engage external resources which work with our in-house marketing team, with our approach to marketing varying depending on the geography where we market our products. For instance, in Australia we market Travelan® in the retail pharmacy sales channel alongside utilizing an external resource to assist with sales. In Canada, we market Travelan in the retail pharmacy and grocery channels via a service provider to which we sell Travelan on consignment, while utilizing a service provider to assist with sales. In the United States, we market Travelan directly to Passport Health Travel Clinics, sell to distributors, sell to Amazon.com and Walmart.com on consignment basis while utilizing a service provider to assist with sales. We do not currently utilize any special sales methods, including installment sales.

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

The investment in Ateria continues to be fully impaired to Nil during the fiscal year ending 30 June 2026.

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

Colostrum

The colostrum is harvested from immunized dairy cows registered for milk production for human consumption and at the time of harvesting are free from antibiotics. They are not given steroids at any stage of the process. Colostrum is harvested at the first and second milking which will be within twenty-four hours of calving, leaving plenty for the calf to feed on.

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

Trademarks

We have rights to trademarks and trade names (both registered and unregistered) used in this Annual Report on Form 20-F (this “Annual Report”) which are important to our business. These trademarks are as follows:

●	Immuron (registration in U.S.);

●	Travelan (registration in U.S., Australia, Canada and China); and

●	Protectyn (registration in Australia and Canada) (cancelled and removed in Canada in March 2026);

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

During the year ended June 30, 2024, provisional patent application 63/561,361 was filed on March 5, 2024 in the United States. This patent application has now entered the national phase. During the year ended June 30, 2025, we continued to expand our patent portfolio with the conversion of provisional patent application 63/561,361 into two international patent applications. International patent application number PCT/AU2024/051338 entitled “Methods and Composition II” was filed on December 12, 2024. The application was published on 2 October 2025 with International Publication No WO2025/184686. International patent application number PCT/AU2025/050196 entitled “Methods and Composition I” was filed on March 5, 2025 and the application was published on 2 October 2025 with International Publication No WO2025/184695. The company selected jurisdictions to proceed with national-phase entry ahead of the 30-month deadline on 5 September 2026.

National and regional phase entries for Immuron’s PCT portfolio have now been executed across all priority jurisdictions. For PCT/AU2025/050196 and PCT/AU2024/051338, national-phase filings have been completed in Canada, the United States and Australia, with national-phase entry dates of 2 September 2026 (Canada), 31 August 2026 (USA – AU2024/051338) and 27 August 2026 (USA – AU2025/050196). Regional-phase entry for both applications has also been completed in Europe, with an entry date of 14 August 2026.

A summary of our principal patent families is set out in the table below:

Number	Country	Status	Expiry
Composition and Method for the Treatment and Prevention of Enteric Bacterial Infections
8,637,025	USA	Granted	February 25, 2028

Methods and Compositions for the Treatment and/or Prophylaxis of Clostridium Difficile Associated Disease
2014253685	Australia	Granted	April 17, 2034
2,909,636	Canada	Granted	April 17, 2034
14784945.9	Europe	Granted	April 17, 2034
10,144,775	USA	Granted	April 17, 2034
20210506081.2	China	Granted	April 17, 2034
713233	New Zealand	Granted	April 17, 2034

Published
Methods and Compositions II
PCT/AU2024/051338	PCT Application	Published	October 2, 2025

Methods and Compositions I
PCT/AU2025/050196	PCT Application	Published	October 2, 2025

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

Australian Disclosure Requirements

Dividends

No dividends were declared or paid to members for the year ended June 30, 2026. The directors do not recommend that a dividend be paid in respect of the financial year.

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

D. PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located at Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia. Our principal office is located at Unit 10, 25-37 Chapman Street, Blackburn North, Victoria 3130 and consists of office facilities under a lease agreement which expired in December 2024 upon which it became a month-to-month lease. During the period ended June 30, 2026, the Company entered into a new office facility lease agreement for the same premises expiring on August 31, 2028, with an ongoing further three-year option for extension. We have no dedicated research and development facility as our research and development activities are provided by third party suppliers who are responsible for their own premises. We believe that our existing facilities are adequate for our current needs.

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

A. Operating Results

For analysis and discussion of years ending 2025 and 2024 please refer to the 20-F filed with the SEC on September 25, 2025.

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

Immuron Limited is a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies in the treatment of diseases associated with the gastrointestinal tract. We believe that we can address this significant unmet medical need. Our oral polyclonal antibodies are orally active and offer localized delivery within the gastrointestinal (“GI”) tract. We currently market our flagship commercial product Travelan®, and ProIBS® in Australia, both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea and is sold in pharmacies throughout Australia. ProIBS® (AUST L 482225) is an over-the-counter orally administered product containing the proprietary ingredient AVH200® which has a unique dual mode of action, forming a gentle hydrogel film inside the gut, creating a protective, non-invasive barrier that supports the intestinal lining, balances microflora, and helps soothe IBS symptoms. ProIBS® is indicated for the relief of symptoms of medically diagnosed Irritable Bowel Syndrome. Protectyn® was sold online and in health practitioner clinics and was marketed as an immune supplement to help maintain a healthy digestive function and liver. The company cancelled and removed the product from the Australian Register for Therapeutic Goods in June 2026. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

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

Comparison of the fiscal years ended June 30, 2026 and 2025

Revenue and Other income

	For the fiscal year ended June 30,		Increase/
	2026 A$	2025 A$	(Decrease) A$
Revenue:
Revenue from contracts with customers	7,713,601	7,287,002	426,599

Other Income:
Australian R&D tax incentive refund	782,313	1,110,577	(486,964)
MTEC R&D grant	-	146,252	(146,252)
HJF R&D grant	339,819	124,164	215,655
Other income	47,737	30,512	17,225
Total Other Income	1,169,869	1,411,505	(400,336)

Revenues received from the sale of goods increased by A$426,599, or 6%, from fiscal 2025 to fiscal 2026, primarily due to the growth in the Australian and U.S. markets for Travelan®. We anticipate that revenues from sales of our Travelan® product will continue to increase in the future.

For the fiscal 2026, the group has included an item in other income of $782,313 (2025: $1,110,577) to recognize income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. There was an decrease in eligible Australian Research & Development expenditure during the fiscal year ended 30 June 2026 and consequently an decrease in the accrual for the Australian R&D tax incentive refund. There was increased eligible expenditure on IMM-529 (Clostridioides difficile infection) and IMM-124E (new manufacturing processes and new colostrum harvest and collection methods). There was a reduction in ineligible expenditure on IMM-124E (overseas clinical trial).

The group’s other grant income comprises grants received by the group in relation to its research and development (R&D) activities. Grants are recognized as other income when the group is reasonably assured that it will comply with the conditions attaching to it and the grant will be received.

For the year ended 30 June 2026, the group has recognized $nil (2025: $146,252) R&D grant from Medical Technology Enterprise Consortium (“MTEC”) matching the R&D grant on a systematic basis with the costs that they are intended to compensate.

For the year ended 30 June 2026, the group has recognized $339,819 (2025: $124,164) R&D grant from Henry M Jackson Foundation (HJF).

Cost of Goods Sold (“COGS”) and Gross Profit

	For the fiscal year ended June 30,		Increase/
	2026 A$	2025 A$	(Decrease) A$

Revenue from contracts with customers	7,713,601	7,287,002	426,599
Cost of Goods Sold	(2,738,529)	(2,521,903)	(216,626)
Gross Profit	4,975,072	4,765,099	209,973

The decrease in gross profit margin from 65.4% in fiscal 2025 to 64.5% in fiscal 2026 indicates that expenditure remained relatively consistent during the year.

Expenses

	For the fiscal year ended June 30,		Increase/
	2026 A$	2025 A$	(Decrease) A$
Expenses:
General and administrative expenses	4,305,555	4,483,623	(178,068)
Research and development expenses	1,933,440	3,597,296	(1,663,856)
Selling and marketing expenses	3,471,556	3,452,416	19,140
Total expenses	9,710,551	11,533,335	(1,822,784)

General and administrative expenses. General and administrative expenses decreased by A$178,068 from fiscal year 2025 to fiscal year 2026, in which investor relations decreased by A$62,470 from fiscal 2025 to fiscal 2026.

Research and development expenses. Research and development expenses decreased by A$1,663,856 from fiscal 2025 to fiscal 2026 reflecting the decreased research and development activity after a primary endpoint did not reach statistical significance in December 2025

Selling and marketing expenses. Selling and marketing expenses increased by A$19,140 from fiscal 2025 to fiscal 2026 driving increased sales in Australia and North America.

Loss for the period. As a result of the foregoing, our loss for the period after income tax benefit decreased by A$1,535,988, or 29%, from A$5,215,987 in fiscal 2025 to A$3,679,999 in fiscal 2026.

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

We are exposed to fluctuations in foreign currencies that arise from foreign currencies held in bank accounts and the translation of results from our operations outside Australia. Our foreign exchange exposure is primarily to the U.S. dollar and Canadian dollar. Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged as the cost of hedging at this time outweighs any benefits that may be obtained. For more information, see “Note 19 (Financial Risk Management Objectives and Policies – Market Risk – Foreign Exchange Risk)” under “Part III - Item 18 – Financial Statements” on page F-35 below.

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

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of affairs during the year ended June 30, 2026 except as noted in the “Operating and Financial Review and Prospects” included in item 5.

Events occurring after the Reporting Date

On 4 September 2026, Immuron Limited announced that it has executed an exclusive distribution agreement for ProIBS® in the United States with Calmino group AB. Immuron launched ProIBS® in Australia during FY26.

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

B. Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1994 and as of June 30, 2026 we had accumulated losses of A$84,970,154.

On July 3, 2024, the Company announced that it had filed a Form F-3 Registration Statement. The Form F-3 enables the Company as a ‘foreign private issuer’ to raise up to US$15 million in the United States over a three year period and supersedes the Company’s recently expired US$100 million Form F-3 announced on 9 April 2019. The Form F-3 maintains the Company’s flexibility with direct access to U.S. capital markets. The Company also announced that it entered into an at-the-market offering agreement dated July 2, 2024, with H.C. Wainwright & Co., LLC as sales agent, relating to American Depositary Shares, or ADSs, representing our ordinary shares, no par value per share, offered by prospectus. Each ADS represents 40 ordinary shares. In accordance with the terms of the Offering Agreement and the prospectus, we may offer and sell our ADSs having an aggregate offering price of not more than US$2,069,083 from time to time through Wainwright acting as our sales agent. In July 2025, Immuron raised total gross proceeds of US$1,822,322 (A$2,809,177) through the existing At-the-market (ATM) facility. On 6 October 2025, Immuron announced it had filed an ATM supplementary prospectus with the United States Securities and Exchange Commission. Immuron strategically extended the ATM funding facility with H.C. Wainwright & Co., LLC to an additional aggregate offering price of approximately US$2,847,954 (A$4,339,521) providing the Company with a costeffective and efficient mechanism to raise additional equity capital, if and when required in response to operational requirements, market opportunities. Immuron subsequently utilised the extended ATM in full in the current half-year period taking advantage of higher than typical trading volumes on NASDAQ and prices in excess of the ASX equivalent at the time.

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

The commitment to these projects will require additional external funding, at least until we are able to generate sufficient cash flow from sale of one or more of our products to support our continued operations. If adequate funding is not available, we may be required to delay, scale back or eliminate certain aspects of our operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force us to relinquish rights to certain of our technologies, products or potential markets or that could impose onerous financial or other terms. Management is continuing its efforts to obtain additional funds so that we can meet our obligations and sustain operations. For more information, see “Note 19 (Financial Risk Management Objectives and Policies)” under “Part III - Item 18 – Financial Statements” on page F-35 below.

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

We do not currently have any credit facilities in place. We currently have limited treasury activities and do not maintain formal funding or treasury policies. Our cash and cash equivalents are primarily held in Australian dollars and U.S. dollars, reflecting our operational footprint and liquidity needs. We have not incurred any material borrowings to date and therefore have no exposure to fixed or variable interest rate debt. We do not currently utilize financial instruments for hedging purposes. Should our operations expand and require more sophisticated treasury management, we intend to implement appropriate controls and policies to manage liquidity, currency exposure, and interest rate risk, including the potential use of hedging instruments. Currently, the cost of hedging outweighs any benefits that may be obtained. For more information, see “Note 19 (Financial Risk Management Objectives and Policies)” under “Part III - Item 18 – Financial Statements” on page F-35 below.

As of June 30, 2026, we had cash of A$9,017,814 as compared to cash of A$2,830,526 as of June 30, 2025. The Company had other current assets of A$258,197 (June 30, 2025: A$3,486,744). For the year ended 30 June 2025 other current assets amount includes a 90-day fixed term deposit, which matured on July 27, 2025. The company is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the Company is able to progress its research and development programs for at least the next 12 months from September 24, 2026. The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern. The Company is a going concern and is of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in our Consolidated Statement of Financial Position as of June 30, 2026. For more information, see “Note 19 (Financial Risk Management Objectives and Policies)” under “Part III - Item 18 – Financial Statements” on page F-35 below.

We expect that our current cash, and cash equivalents will be sufficient to fund our capital requirements for at least 12 months from the issuance date of the financial statements. Our future funding requirements will depend on many factors, including, but not limited to:

●	the timing and costs of our planned clinical trials for our product candidates;

●	the timing and costs of our planned preclinical studies for our product candidates;

●	the number and characteristics of product candidates that we pursue;

●	the outcome, timing and costs of seeking regulatory approvals;

●	revenue received from commercial sales of any of our product candidates that may receive regulatory approval;

●	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;

●	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and

●	the extent to which we need to in-license or acquire other products and technologies.

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the year ended June 30,
	2026	2025	2024
	A$	A$	A$
Net cash used in operating activities	(3,259,720)	(6,136,949)	(5,880,139)
Net cash (used in)/from investing activities	3,240,652	(2,900,412)	327,561
Net cash from/(used in) from financing activities	6,475,160	199,747	829

Operating activities. Net cash used in operating activities decreased by A$2,877,229 from A$6,136,949 in fiscal year 2025 to A$3,259,720 in fiscal year 2026. The use of net cash in all periods resulted from our ordinary business operations. Net cash used in operating activities decreased by approximately 47% in fiscal year 2026 due to higher receipts from customers and funding from government grants and other grants.

Investing activities. Net cash from investing activities during the twelve months ended June 30, 2026 included proceeds from the matured 90-day fixed term deposit of $3,036,278 (2025: 3,036,278), which matured on July 27, 2025.

Financing activities. During the twelve months ended June 30, 2026, net cash provided by financing activities was A$6,475,160, which comprised of proceeds from issue of securities through an At the Market Facility (less costs associated with the issue), principal elements of lease payments and interest paid.

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

Contractual Obligations

The group had no contingent liabilities at June 30, 2026 (June 30, 2025: Nil).

Off balance sheet arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related to changes in interest rates and exchange rates. As of June 30, 2026, we had cash and cash equivalents of A$9,017,814, held in bank accounts. The Company had no borrowings as of June 30, 2026. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. We are exposed to interest rate risks relating to our cash. Interest rate risk is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates.

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

Research and development expenses amounted to A$1,933,440, A$3,597,296, and A$5,375,461 during the years ended June 30, 2026, 2025 and 2024, respectively. Costs associated with patent applications and defense of patent applications are classified as research and development expenses and amounted to approximately A$24,708, A$126,313, and A$42,000 during the years ended June 30, 2026, 2025 and 2024, respectively.

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

See Note 2 to our financial statements for the fiscal year ended June 30, 2026 for a discussion of critical accounting judgements, estimates and assumptions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Immuron Limited Board of Directors (“the Board”) presents the 2025/2026 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements. The remuneration report sets out remuneration information for our key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2026. The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

A. Directors and Senior Management

As of September 24, 2026, our directors and executive officers are as follows:

Name	Age	Position
Mr. Paul Brennan	65	Non-Executive Chairman
Mr. Daniel Pollock	65	Non-Executive Director
Prof. Ravi Savarirayan	59	Non-Executive Director
Dr. Jeannette Joughin	63	Non-Executive Director
Mr. Steven Lydeamore	58	Chief Executive Officer
Dr. Jerry Kanellos, Ph.D.	64	Chief Scientific Officer
Mr. Flavio Palumbo	52	Chief Commercial Officer
Mr. Aaron Laurita	28	Chief Financial Officer
Ms. Olga Smejkalova	47	Company Secretary

Mr. Paul Brennan has been a member of our board of directors and our Independent Non-Executive Director since March 2022. He became Independent Non-Executive Chairman, effective from 1 July 2023. He also has special responsibilities as a member of the audit and risk committee and chair of the remuneration committee, effective from 1 July 2023. Mr Brennan is also a non-executive director of APS Technologies. Mr Brennan holds an MBA from Swinburne University, a Bachelor of Science from the University of New England in NSW, Certificate in Midwifery Central Coast Areas Health Service NSW and General Nursing certificate from St Vincent’s Hospital Darlinghurst NSW. He has extensive experience in the health system through his clinical background and commercial exposure with various multinational companies. Mr Brennan was Chief Executive Officer (CEO) of PolyNovo Limited (ASX: PNV) for 7 years from 2015 to 2021 and took the Company from a market capitalisation of $30M to a high of $2B. Prior to this he was Marketing Director Australia and New Zealand and Sales Director New Zealand for Smith & Nephew Healthcare for 6 years. Mr. Brennan has coordinated the marketing, global strategy development, new product development and regulatory processes for the Asia-Pacific region for industry- leading organisations in relation to medical products and devices. He has an intimate knowledge of the manufacturing and production processes.

Mr. Daniel Pollock has been a member of our board of directors and our Independent Non-Executive Director since October 2012. He also has special responsibilities as chair of the audit and risk committee and a member of the remuneration committee. Mr. Pollock holds a Bachelor of Laws and Diploma in Professional Legal Practice and is a lawyer admitted in both Scotland and Australia. Further, he is executive director and co-owner of Great Accommodation Pty Ltd, a property management business operating in Victoria. Mr. Pollock has had historical involvement as a seed investor and board member of a number of small unlisted companies. The most recent of these was an e-pharmacy company where he was heavily involved in its commercial growth and ultimate sale to a large listed health services company.

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

Dr. Jeannette Joughin has been a member of our board of directors and our Independent Non-Executive Director since 1 June 2024. Dr. Joughin holds a Bachelor of Science (Honours) and a PhD, Immunology from Monash University. Dr. Joughin is an experienced biopharmaceutical and medical device leader with 30+ years’ experience locally and internationally. Her operational and leadership experience has been forged through conducting research at universities and holding clinical and commercial positions of increasing seniority in multi-national pharmaceutical companies, start-up environments in private and listed companies located in the USA, Europe and Australia, and as a Venture Partner working with local and global portfolio companies.

Mr. Steven Lydeamore has been our Chief Executive Officer (“CEO”) since June 2022, bringing over three decades of distinguished global pharmaceutical industry experience to the company. His career reflects a strong track record of driving commercial growth, managing cross-border operations, and leading corporate strategy across Australia, the USA, and Canada. Before his appointment at Immuron, Mr. Lydeamore was the Chief Executive Officer of Anatara Lifesciences Limited (ASX:ANR), leading its transition into clinical-stage development for gastrointestinal technologies. He previously spent over a decade in senior leadership at Apotex Inc. in Canada and four years at Mayne Pharma (USA) Limited. His deep operational expertise bridges research and development (R&D), manufacturing, international sales, and complex mergers and acquisitions. A financial professional by background, Mr. Lydeamore is a qualified Certified Practising Accountant and a Fellow of CPA Australia. He holds a Bachelor of Business (Applied Economics) from Deakin University and a Master of Business Administration (MBA) from RMIT University.

Dr. Jerry Kanellos, Ph.D. has held several senior leadership roles within the organization, including Chief Operating & Scientific Officer from July 2015 to August 2017, Interim CEO from August 2017 to November 2018, CEO from March 2020 to June 2022, and Chief Scientific Officer since November 1, 2023. He also assumed Chief Operating Officer responsibilities during transitional periods to ensure organizational continuity. Since April 2018, he has served as a director of Immuron Canada Limited. With more than 30 years of experience in the pharmaceutical and biotechnology industries, Dr. Kanellos brings extensive expertise in executive management, business development, project leadership, IP portfolio management, and R&D. He has led multiple successful clinical development programs, overseeing formulation, scale up, CMC, cGMP manufacturing, and clinical study design, resulting in several regulatory approvals. As a consultant, he has advised academic institutions, companies, and government bodies on technology development and commercialization strategies and has contributed to the establishment and management of several biotechnology start ups. Dr. Kanellos holds a Ph.D. in Medicine from the University of Melbourne.

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

Company Secretary

Ms. Olga Smejkalova is an experienced Company Secretary with a background in financial services, specifically in the areas of company secretarial and corporate governance services. With over ten years of experience, she has honed her skills in these fields. Ms. Smejkalova is a graduate of the Institute of Chartered Secretaries and Administrators. Prior to joining Acclime, she held positions at BoardRoom, the Australian Institute of Company Directors and the Australasian Investor Relations Association, where she managed various corporate secretarial and financial matters. Currently, Ms. Smejkalova serves as the Company Secretary and Governance Advisor for several listed and unlisted Australian and International companies. Ms. Smejkalova brings valuable insights and guidance to the organizations she works with, ensuring the implementation of sound governance practices and providing effective company secretarial support. Her deep understanding of corporate governance principles and her proficiency in managing company secretarial matters make her a trusted advisor in navigating complex regulatory requirements. Ms. Smejkalova attention to detail and strong organizational skills contribute to the smooth functioning of boards and committees, promoting transparency and compliance. Her dedication to upholding best practices in corporate governance further strengthens the overall effectiveness and integrity of the organizations she serves. Ms. Smejkalova is an employee of the Acclime Group with which Immuron has a services agreement for accounting and company secretarial services.

Chief Financial Officer

Mr. Aaron Laurita, brings strong finance and commercial expertise working with organisations across several sectors, including the biotechnology sector, in Australia, the United States and Canada over the past decade. Mr Laurita, holds a Bachelor of Business (Professional Accountancy) from RMIT University and is a qualified Chartered Accountant and a member of Chartered Accountants Australia and New Zealand. Mr. Laurita is an employee of the Acclime Group with which Immuron has a services agreement for accounting and company secretarial services.

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

In the year ended June 30, 2026, our Non-Executive directors received an aggregate of A$553,245, including superannuation and the valuation of options issued. The manner in which the aggregate remuneration is apportioned among non-executive directors is reviewed periodically. The Board is responsible for reviewing its own performance. Both Board and Board committee performance is monitored on an informal basis throughout the year with a formal review conducted during the financial year. No retirement benefits are payable other than statutory superannuation, if applicable.

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

Remuneration paid in Fiscal 2026 and 2025

The following table sets forth all compensation we paid for the year ended June 30, 2026 with respect to each of our executive officers and directors during the 2026 fiscal year:

	Short-term benefits			Post- employment benefits	Long- term benefits	Share-based payments
	Cash salary and fees	Cash bonus[1]	Annual leave	Super- annuation	Long service leave	Shares	Options[2]	Performance rights	Total
2026	A$	A$	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Mr. Paul Brennan	155,250	—	—	18,630	—	—	12,249	—	186,129
Mr. Daniel Pollock	119,025	—	—	14,283	—	—	23,083	—	156,391
Prof. Ravi Savarirayan	77,626	—	—	—	—	—	23,083	—	100,709
Dr. Jeannette Joughin	88,195	—	—	—	—	—	21,822	—	110,017

Other KMP
Mr. Steven Lydeamore[3]	471,297	91,361	(4,067)	56,556	9,210	—	—	80,214	704,571
Dr. Jerry Kanellos	281,210	42,312	9,371	30,000	9,696	—	—	1,695	374,284
Mr. Flavio Palumbo	265,764	-	14,972	30,000	5,209	—	—	59,462	375,407
Total KMP compensation	1,458,367	133,673	20,276	149,469	24,115		80,237	141,371	2,007,508

Notes

1.	Cash bonus includes estimate of the bonus for the current year and any adjustments to the bonus for prior years. Subsequently in August 2026, the bonus was settled in full in cash payment.

2.

Options were approved at the Annual General Meeting, held on 11 November 2025 for Jeannette Joughin, Daniel Pollock, Ravi Savarirayan, and Paul Brennan of 1,000,000 each. The option exercise price is $0.110 and they have an expiry date of 3 October 2029.

The options are valued using the Black Scholes option pricing model at the fair value over the 3 year vesting period and share based payment expense in the current reporting period has been recognized accordingly.

The following table sets forth all compensation we paid for the year ended June 30, 2025 with respect to each of our executive officers and directors during the 2025 fiscal year:

	Short-term benefits			Post- employment benefits	Long- term benefits	Share-based payments
	Cash salary and fees	Cash bonus[1]	Annual leave	Super- annuation	Long service leave	Shares	Options[2]	Performance rights[3]	Total
2025	A$	A$	A$	A$	A$	A$	A$	A$	A$
Non-executive directors
Mr. Paul Brennan	150,000	—	—	17,250	—	—	9,172	—	176,422
Mr. Daniel Pollock	115,000	—	—	13,225	—	—	17,476	—	145,701
Prof. Ravi Savarirayan	75,000	—	—	—	—	—	17,476	—	92,476
Dr. Jeannette Joughin	85,795	—	—	—	—	—	20,632	—	106,427

Other KMP
Mr. Steven Lydeamore	455,359	76,213	6,710	63,849	9,727	—	—	126,514	738,372
Dr. Jerry Kanellos[4]	271,700	27,703	(234)	29,932	5,272	—	—	50,221	384,594
Mr. Flavio Palumbo	246,078	57,372	1,301	29,932	3,626	—	—	49,339	387,648
Total KMP compensation	1,398,932	161,288	7,777	154,188	18,625		64,756	226,074	2,031,640

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

Australian Disclosure Requirements

Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense above:

	Fixed remuneration		At risk - STI		At risk - LTI
Name	2026%	2025%	2026%	2025%	2026%	2025%
Non-executive director
Mr. Paul Brennan	93	95	—	—	7	5
Mr. Daniel Pollock	85	88	—	—	15	12
Prof. Ravi Savarirayan	77	81	—	—	23	19
Dr. Jeannette Joughin[1]	80	81	—	—	20	19
Other KMP
Mr. Steven Lydeamore	74	71	13	10	13	19
Dr. Jerry Kanellos	86	79	11	7	3	14
Mr. Flavio Palumbo	83	71	0	15	17	14

Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options and performance rights affecting remuneration in the current or a future reporting year are as follows:

Grant date	Vesting and exercise date	Expiry date	Exercise price ($)	Value per option/right at grant date ($)	Vested (%)
2023-11-21	2023-03-16	2027-11-21	0.250	0.0511	100%
2023-11-21	2024-03-16	2027-11-21	0.250	0.0511	100%
2023-11-21	2025-03-16	2027-11-21	0.250	0.0511	100%
2024-11-18	2025-06-19	2028-06-19	0.130	0.0350	100%
2024-11-18	2026-06-19	2028-06-19	0.130	0.0350	100%
2024-11-18	2027-06-19	2028-06-19	0.130	0.0350	—
2024-11-18	2025-08-20	2028-08-20	0.145	0.0334	100%
2024-11-18	2026-08-20	2028-08-20	0.145	0.0334	—
2024-11-18	2027-08-20	2028-08-20	0.145	0.0334	—
2024-09-20	2026-12-31	2030-12-31	—	0.0960	—
2024-09-20	2029-06-02	2033-06-02	—	0.0960	—
2024-09-20	2028-06-02	2032-06-02	—	0.0960	—
2024-09-20	2029-04-02	2033-04-02	—	0.0960	—
2024-09-21	2026-12-31	2030-12-31	—	0.0960	—
2024-09-21	2029-06-02	2033-06-02	—	0.0960	—
2024-09-21	2028-06-02	2032-06-02	—	0.0960	—
2024-09-21	2029-04-02	2033-04-02	—	0.0960	—
2024-09-25	2026-12-31	2030-12-31	—	0.1050	—
2024-09-25	2029-06-02	2033-06-02	—	0.1050	—
2024-09-25	2028-06-02	2032-06-02	—	0.1050	—
2024-09-25	2029-04-02	2033-04-02	—	0.1050	—
2025-08-16	2025-08-16		0.145	0.0640	100%
2025-11-11	2026-10-03	2029-10-03	0.110	0.0271	—
2025-11-11	2027-10-03	2029-10-03	0.110	0.0271	—
2025-11-11	2028-10-03	2029-10-03	0.110	0.0271	—

Reconciliation of options and ordinary shares held by KMP

Share holdings

2026	Balance at the start of the year[1]	Granted as remuneration	Received on exercise of options/rights	Other changes[2]	Balance at the end of the year
Ordinary shares
Mr. Paul Brennan	—	—	—	—	—
Mr. Daniel Pollock	818,030	—	—	—	818,030
Prof. Ravi Savarirayan	877,840	—	—	—	877,840
Dr. Jeannette Joughin	—	—	—	—	—
Mr. Steven Lydeamore	1,147,083	—	1,874,964	133,000	3,155,047
Dr. Jerry Kanellos	333,000	—	—	—	333,000
Mr. Flavio Palumbo	—	—	1,142,909	—	1,142,909
	3,175,953	—	3,017,873	133,000	6,326,826

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the year, the balance is as at the date they became KMP.

2.	Other changes incorporate changes resulting from the acquisition or disposal of shares and includes movements due to resignation of KMP.

Option holdings

2026	Balance at start of the year[1]	Granted as remuneration[2]	Exercised	Other changes[3]	Balance at end of the year	Vested and exercisable
Options
Mr. Paul Brennan	1,000,000	1,000,000	—	—	2,000,000	1,000,000
Mr. Daniel Pollock	1,000,000	1,000,000	—	—	2,000,000	330,000
Prof. Ravi Savarirayan	1,000,000	1,000,000	—	—	2,000,000	330,000
Dr. Jeannette Joughin	1,000,000	1,000,000	—	—	2,000,000	660,000
Mr. Steven Lydeamore	1,430,000	—	—	(1,430,000)	—	—
Dr. Jerry Kanellos	500,000	—	—	(500,000)	—	—
Mr. Flavio Palumbo	—	—	—	—	—	—
	5,930,000	4,000,000	—	(1,930,000)	8,000,000	2,320,000

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2.	No performance conditions were attached to the options granted and these vested on issue. This is in line with the aim of the OIP plan to provide long-term incentives to remain with the Company and long-term incentives to participate in, and benefit from the growth of the Company. Vested options have a condition of continued service with the Company.

3.	Other changes incorporate changes resulting from the expiration/forfeiture of options.

Performance rights

Performance rights to be issued to employees are long-term incentives under OIP.

2026	Balance at start of the year	Issued as remuneration[1]	Exercised	Other changes	Balance at end of the year	Vested and exercisable
Performance Rights
Mr. Paul Brennan	—	—	—	—	—	—
Mr. Daniel Pollock	—	—	—	—	—	—
Prof. Ravi Savarirayan	—	—	—	—	—	—
Dr. Jeannette Joughin	—	—	—	—	—	—
Mr. Steven Lydeamore	2,736,515	1,190,835	(1,874,964)	(273,652)	1,778,734	—
Dr. Jerry Kanellos	1,268,199	—	—	(108,854)	1,159,345	451,798
Mr. Flavio Palumbo	985,883	896,438	(1,142,909)	(98,588)	640,824	—
	4,990,597	2,087,273	(3,017,873)	(481,094)	3,578,903	451,798

Notes

1.	KMP performance rights granted in Fiscal Year 2026 and issued on 18 August 2025.

Other transactions with key management personnel

During the year ended 30 June 2026, Immuron Limited terminated the engagement with Grandlodge Capital Pty Ltd for provision of warehousing, distribution and invoicing services for Immuron’s products, and Wattle Laboratories Pty Ltd for provision of rental office suites, both of which were previously related parties due to the directorship of Mr. Stephen Anastasiou. Mr. Anastasiou resigned as a director effective 3 May 2024, and from that date, these entities ceased to be related parties. Accordingly, transactions with these entities are disclosed as related party transactions up to the date of cessation of the related party relationship.

During the fiscal year 2026, the group engaged a related party to Chief Scientific Officer as a casual staff for monitoring of owned and external online channels for product related questions and pharmacovigilance, which amounted to A$17,247 (2025: A$17,571) including superannuation.

Voting of shareholders at last year’s annual general meeting

Immuron Limited received more than 77 percent of favorable votes on its remuneration report for the 2025 financial year. The company did not receive any specific feedback at the 2025 annual general meeting or throughout the year on its remuneration practices.

Employment Agreements with Executive Officers

We have contracts with all of our senior management and employees, and letters of appointment for each of our directors.

Steven Lydeamore

On June 27, 2022, we entered into an Executive Service Agreement with Mr. Steven Lydeamore (the “Lydeamore Agreement”), pursuant to which Mr. Lydeamore is serving as our Chief Executive Officer (“CEO”). Pursuant to the Lydeamore Agreement, we will pay Mr. Lydeamore A$415,000 per annum. In the fiscal year 2025 and 2026, we increased his base salary to A$455,359 and A$471,297 per annum, respectively. In addition to the base salary, contributions will be made to the superannuation fund in accordance with the minimum amount prescribed by relevant superannuation legislation which shall not be limited by any maximum superannuation contribution base. Mr. Lydeamore may be eligible to participate in bonus plans, share plans or other incentive plans approved by the Board.

Jerry Kanellos

On July 23, 2015, we entered into an Executive Service Agreement with Dr. Jerry Kanellos (the “Kanellos Agreement”), pursuant to which Dr. Kanellos is serving as our Chief Scientific Officer (“CSO”). Pursuant to the Kanellos Agreement, we will pay Dr. Kanellos A$160,000 per annum. Following Dr. Kanellos’ appointment as Interim-Chief Executive Officer on August 3, 2017, we increased his base salary to A$210,000 per annum plus Australian statutory superannuation guarantee. On November 19, 2018, Dr. Jerry Kanellos resigned as Interim CEO and moved to the role of Chief Operating Officer on the same date with no change in remuneration. On March 25, 2020, Dr. Jerry Kanellos was appointed as CEO. Following Dr. Kanellos’ appointment as CEO, we increased his base salary to A$260,000 per annum plus Australian statutory superannuation guarantee. There were no changes to this compensation when Dr. Kanellos resigned as CEO, resumed his role as Chief Operating Officer on June 27, 2022 and moved to his current role as our CSO on November 1, 2023. In the fiscal year 2025 and 2026, we increased his base salary to A$271,700 and A$281,210 per annum, respectively. In addition to the base salary, contributions will be made by the Company to Mr. Kanellos’s superannuation fund in accordance with the minimum amount prescribed by relevant superannuation legislation from time to time. Dr. Kanellos may be eligible to participate in bonus plans, share plans or other incentive plans approved by the Board.

Flavio Palumbo

On November 1, 2022, we entered into an Executive Service Agreement with Mr. Flavio Palumbo (the “Palumbo Agreement”), pursuant to which Mr. Palumbo is serving as our Chief Commercial Officer (“CCO”). Pursuant to the Palumbo Agreement, we will pay Mr. Palumbo A$217,000 per annum. In the fiscal year 2025 and 2026, we increased his base salary to A$246,078 and A$265,764 per annum, respectively. In addition to the base salary, contributions will be made by the Company to Mr. Palumbo’s superannuation fund in accordance with the minimum amount prescribed by relevant superannuation legislation from time to time. Mr. Palumbo may be eligible to participate in bonus plans, share plans or other incentive plans approved by the board of directors from time to time, which will be appended as the Palumbo Agreement. Any payment or other benefit to Mr. Palumbo as a result of participation in any bonus, share or incentive plan will be at the sole and absolute discretion of the Company.

Omnibus Incentive Plan

Under the term of the OIP the Board may offer options and performance rights to key management staff and consultants and in special circumstances may provide financial assistance to an entitled option holder to assist in the exercise of the OIP options. The aggregate number of shares that may be issued upon the exercise of the OIP options, together with all other share purchase plans for eligible persons, may not at any time exceed 5% of the total number of our outstanding ordinary shares. Options and performance rights were granted to key management personnel and employees during the year ended 30 June 2026. These are based on non-market key performance indicators (KPIs). During the financial year ended 30 June 2026, performance bonus was granted to selected employees for the year based on STI KPIs. These can be settled in cash, or performance rights to key management personnel and employees in lieu of cash for those who elected to receive performance rights.

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

As of June 30, 2026 the number of options and performance rights over ordinary shares in our Company held by each director and other key management personnel of our Company, including their personally related parties, are set out below.

As of June 30, 2026 our executive officers and directors as a group, then consisting of seven persons, held options under our OIP to purchase an aggregate of 11,578,903 ordinary shares. Of such options, options to purchase 1,000,000 at an exercise price of A$0.25 expire on November 21, 2027, options to purchase 1,000,000 at an exercise price of $0.13 expire on June 19, 2028, options to purchase 2,000,000 at an exercise price of $0.145 expire on June 20, 2028 and options to purchase 4,000,000 at an exercise price of $0.110 expire on October 03, 2029. The executive officers also hold 3,578,903 performance rights. These can be settled in shares.

(End of the Remuneration Report for Australian Disclosure Requirements)

Other Australian Disclosure Requirements

Events occurring after the Reporting Date

On 4 September 2026, Immuron Limited announced that it has executed an exclusive distribution agreement for ProIBS® in the United States with Calmino group AB. Immuron launched ProIBS® in Australia during FY26.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Shares under options and performance rights

(a) Unissued ordinary shares

Unissued ordinary shares of Immuron Limited under options and performance rights at the date of this report are as follows:

Date options issued	Expiry date	Issue price of shares ($)	Number under options
2023-11-21	2027-11-21	0.250	1,000,000
2024-11-18	2028-06-19	0.130	1,000,000
2024-11-18	2028-08-20	0.145	2,000,000
2025-11-11	2029-10-03	0.110	4,000,000
Total			8,000,000

Date performance rights issued	Expiry date	Number under performance rights
2023-07-12	2027-07-12	179,664
2024-10-24	2029-06-30	217,707
2024-10-24	2029-10-24	54,427
2024-10-24	2030-01-02	721,639
2024-10-24	2030-12-31	240,547
2024-10-24	2033-06-02	721,639
2024-10-24	2032-06-02	1,082,460
2024-10-24	2033-04-02	360,820
Total		3,578,903

No option holder or performance right holder has any right under the options or performance rights to participate in any other share issue of the Company or any other entity.

(b) Shares issued on the exercise of options and performance rights

3,332,716 ordinary shares of Immuron Limited were issued during the year ended 30 June 2026 on the exercise of performance rights granted. No ordinary shares of Immuron Limited were issued during the year ended 30 June 2026 on the exercise of options granted.

Insurance of officers and indemnities

(a) Insurance of officers

During the financial year, Immuron Limited paid a premium of A$185,387 to insure the directors and secretary of the Company. The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a willful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

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

During the year ended June 30, 2026, the following fees were paid or payable for non-audit services provided by the auditor of the group, its related practices and non-related audit firms:

	Year Ended June 30,
	2026 A$	2025 A$
EMDG grant consulting services	-	10,380
Total remuneration for non-audit services	-	10,380

Auditor’s Independence Declaration

There were no former partners or directors of Grant Thornton Audit Pty Ltd, the Company’s auditor, who were or were at any time during the financial year an officer of the Company.

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2026 is included in Exhibit 23.2 of this annual report on Form 20-F.

Rounding of amounts

The company is of a kind referred to in Australian Securities and Investments Commission (“ASIC”) Legislative Instrument 2026/183, relating to the ‘rounding off’ of amounts in the directors’ report. Amounts in the directors’ report have been rounded off in accordance with the instrument to the nearest dollar.

This report is made in accordance with a resolution of directors.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the group’s 2026 Corporate Governance Statements can be found on its website at www.immuron.com.au.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Paul Brennan
Chairman
Melbourne
September 24, 2026

C. Board Practices

As of June 30, 2026, our board of directors consisted of four members. Directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed unless their office is earlier vacated. See Item 10 – Additional Information, section “Retirement of Directors”. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2026 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Mr. Paul Brennan	10	10	4	4	2	2
Mr. Daniel Pollock	10	10	4	4	2	2
Prof. Ravi Savarirayan	7	10	-	-	-	-
Dr. Jeannette Joughin	10	10	-	-	2	2

Committees

To assist our board of directors with the effective discharge of its duties, it has established a Remuneration and Nomination Committee and an Audit and Risk Committee, which committees operate under a specific charter approved by our board of directors.

Remuneration and Nomination Committee

During the 2026 financial year, the members of our Remuneration and Nomination Committee are Paul Brennan as Chairman, Daniel Pollock and Dr. Jeannette Joughin as members, each of whom our board of directors has determined meets the criteria for independence under NASDAQ Listing Rule 5605(a)(2).

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

Audit and Risk Committee

During the 2026 financial year, the members of our Audit and Risk Committee were Daniel Pollock as Chairman and Paul Brennan as a member. Each of whom our board of directors has determined meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of the NASDAQ Capital Market. Each member of our audit committee meets the financial literacy requirements of the listing standards of the NASDAQ Capital Market.

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

D. Employees

As of June 30, 2026, we had seven full-time employees and one part time employee. Of the full-time employees, two are our Supply Chain Senior Associate and Quality Assurance Associate, two are our CSO and Research and Development Manager, two are our CCO and Marketing Manager and one is our CEO.

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 8, 2026 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders.

	Number of Ordinary Shares Beneficially	Percentage of
Name	Owned (1)	Ownership (2)
Mr. Paul Brennan(3)	2,000,000	*
Mr. Daniel Pollock(4)	2,818,030	*
Prof. Ravi Savarirayan(5)	2,877,840	*
Dr. Jeannette Joughin(6)	2,000,000	*
Mr. Steven Lydeamore(7)	4,933,781	1.53%
Dr. Jerry Kanellos(8)	1,492,345	*
Mr. Flavio Palumbo(9)	1,783,733	*
Mr. Aaron Laurita	-	*
Officers and directors as a group (8 persons)(10)	17,905,729	5.55%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as set forth herein, the address for each of the persons listed in the table above is Immuron Limited, Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053.

(2)	The percentages shown are based on 322,848,081 ordinary shares outstanding as of September 08, 2026, but do not include (i) 8,000,000 ordinary shares issuable upon the exercise of currently exercisable options that are traded on the ASX, (ii) 3,767,491 ordinary shares issuable upon the exercise of currently exercisable performance rights that are traded on the ASX.

(3)	Includes options to purchase 2,000,000 ordinary shares.

(4)	Includes options to purchase 2,000,000 ordinary shares.

(5)	Includes options to purchase 2,000,000 ordinary shares.

(6)	Includes options to purchase 2,000,000 ordinary shares.

(7)	Includes rights to purchase 1,778,734 ordinary shares.

(8)	Includes options to purchase 333,000 ordinary shares and rights to purchase 1,159,345 ordinary shares.

(9)	Includes rights to purchase 640,824 ordinary shares.

(10)	Includes options and rights to purchase 11,578,903 ordinary shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of September 8, 2026 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

	Ordinary Shares Beneficially Owned (1)
Shareholder	Number	Percent (2)
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	144,392,904	44.73%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 322,848,081 ordinary shares outstanding as of September 8, 2026, but do not include 11,767,491 ordinary shares issuable upon the exercise of currently exercisable options and performance rights that are traded on the ASX.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the ownership of major shareholders.

Major Shareholders Voting Rights

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Record Holders

As of September 8, 2026, there were 1,228 Immuron shareholders holding 322,848,081 fully paid ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held of record by HSBC Custody Nominees (Australia) Ltd., which held 144,392,904 (44.73%) of our ordinary shares as of such date.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons. There are no arrangements known to us which would result in a change in control of our Company at a subsequent date.

B. Related Party Transactions

The following transactions occurred with related parties:

	2026 A$	2025 A$	2024 A$
Amounts settled in cash or shares for goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	N/A	N/A	102,293
Other (ii)	17,247	17,571	17,325

(i)	Purchases from entities controlled by key management personnel

During the year ended 30 June 2026, Immuron Limited terminated the engagement with Grandlodge Capital Pty Ltd for provision of warehousing, distribution and invoicing services for Immuron’s products, and Wattle Laboratories Pty Ltd for provision of rental office suites, both of which were previously related parties due to the directorship of Mr. Stephen Anastasiou. Mr. Anastasiou resigned as a director effective 3 May 2024, and from that date, these entities ceased to be related parties. Accordingly, transactions with these entities are disclosed as related party transactions up to the date of cessation of the related party relationship.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2026 A$	2025 A$	2024 A$
Amounts settled in cash or shares during the period
Rental of an office suite from Wattle Laboratories Pty Ltd	N/A	N/A	47,293
Services rendered by Grandlodge Capital Pty Ltd	N/A	N/A	55,000
	N/A	N/A	102,293

ii)	Other

During the fiscal year 2026, the group engaged a related party to Chief Scientific Officer as a casual staff for monitoring of owned and external online channels for product related questions and pharmacovigilance, which amounted to A$17,247 (2025: A$17,571) including superannuation.

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

B. Significant Changes

There have been no significant changes in the operation or financial condition of our Company during the year ended June 30, 2026 except as noted in the “Operating and Financial Review and Prospects” included in item 5.

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

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

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

However, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity and the value of the target is less than A$1,498 million.

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

C. Material Contracts

We entered into a Manufacture and supply agreement with Mayne Pharma International Pty Ltd on the effective date April 1, 2025 (attached as Exhibit 4.9). Pursuant to the agreement Mayne Pharma, a large pharmaceutical company located in Australia, agreed to manufacture and supply products (Travelan®) to Immuron in either bulk or packed form using colostrum powder supplied by Immuron.

On 4 September 2026, Immuron Limited announced that it has executed an exclusive distribution agreement for ProIBS® in the United States with Calmino group AB. Immuron launched ProIBS® in Australia during FY26.

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 20% or more of the shares in any company having total assets exceeding A$347 million or more. In addition, a foreign person may not acquire shares in a company having total assets of A$347 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors” and investors from certain other countries, a threshold of A$1,498 million applies (except in certain circumstances) to each of the previous acquisitions. A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$347 million.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for our Company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$347 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

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

The effect of the change is to:

●	Retain access to the full CGT discount for discount capital gains of foreign resident individuals in respect of the increase in the value of a CGT asset that occurred before 9 May 2012; and

●	Remove the CGT discount for discount capital gains for foreign resident individuals that arise after 8 May 2012.

Foreign residents will still have access to a discount on discount capital gains accrued prior to 8 May 2012 provided they choose to obtain a market valuation for their assets as at that date.

Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

The Australian Parliament passed major capital gains tax (CGT) reforms in June 2026 via the Australian Taxation Office legislative package, replacing the long-standing 50% discount for individuals with an inflation indexation system and a 30% minimum tax rate starting 1 July 2027.

Key CGT Changes for Individuals

●	Removal of the 50% Discount: The flat 50% CGT discount for assets held over 12 months ends for individuals, trusts, and partnerships.

●	Cost Base Indexation: Asset costs will be adjusted for inflation using the Consumer Price Index (CPI).

●	30% Minimum Tax Rate: Net real capital gains will face a tax floor of at least 30%.

●	Effective Date: The new rules apply to gains accruing from 1 July 2027.

Transitional Rules and Exceptions

●	Grandfathering Prior Gains: Growth accrued up to 1 July 2027 remains eligible for the old 50% discount rules.

●	Pensioner Exemption: Age pension and eligible income support recipients are exempt from the 30% minimum tax requirement.

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

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30% for non-Australian resident individuals. Some relief from the Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the U.S. and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

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

Based on our business results for the last fiscal year and the composition of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2026. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending upon, among other things, a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the cash proceeds from any offering, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. Holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ordinary shares or ADSs.

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

I. Subsidiary Information

Not applicable.

J. ANNUAL REPORTS TO SECURITY HOLDERS

All press releases, financial reports such as Annual Report and other information are available using the stock code IMC on the Australian Stock Exchange website: www.asx.com.au. We file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we submit reports to the Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website (www.immuron.com.au/corporate-directory-and-governance) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report. By providing their email address, security holders elect to receive all communications dispatched by the Company electronically (where legally permissible) such as Annual Report via email. Hard copies are available, otherwise.

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

We conduct our activities almost exclusively in Australia. We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2026, the Australian dollar depreciated against the U.S. dollar.

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

Fees and Payments Made by Us to the Depositary

For the year ended June 30, 2026, we paid The Bank of New York Mellon a total of US$6,437 for services pursuant to the 2025 Annual General Meeting (AGM).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2026. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Based on that evaluation, management concluded that, as of June 30, 2026, our disclosure controls and procedures were not effective, due to the material weakness in our internal control over financial reporting described below.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2026. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control- Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2026, our internal control over financial reporting was not effective, specifically relating to the recording, classification, valuation and reconciliation of inventory and the associated cost of goods sold.

Remediation Efforts

The measures that we are undertaking to remediate the material weakness in internal control over financial reporting have and will include:

(a) implementation of a detailed inventory listing including item, quantity, location and cost reconciled periodically to the general ledger;

(b) implementation of accounting procedures to systematically relieve work in progress when finished goods production is recognised including reconciliation of the same;

(c) implementation of a documentation review and approval process for any remaining manual worksheets;

(d) implementation of periodic cycle counts and reconciliations of physical stock to perpetual records, with variances investigated, approved and posted to the correct period.

We have made progress in accordance with our remediation plan even though the material weaknesses will not be considered remediated until we have completed implementing the necessary additional applicable controls and operate with them for a sufficient period of time to allow management and our auditors to conclude that these controls are operating effectively.

We cannot determine when our remediation plan will be fully completed, and we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts.

C. Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on ICFR from our independent public accounting firm because we are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

D. Changes in Internal Control over Financial Reporting

As of the date of this report, other than the changes described above, there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. During the period, the Company implemented a new inventory accounting system, and identified a material weakness relating to the recording, classification, valuation and reconciliation of inventory and the associated cost of goods sold (as described in Item 15.B above), in respect of which remediation measures have commenced.

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

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all senior financial officers of our Company, including our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available under “Investor Centre” on our website at www.Immuron.com.au Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

(i)	Audit services

	Year Ended June 30,
	2026 A$	2025 A$
Audit and review of financial statements[1]	322,112	326,710
	322,112	326,710

[1]	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(ii)	All other fees

	Year Ended June 30,
	2026 A$	2025 A$
EMDG grant consulting services	-	10,380
	-	10,380

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our Company, has purchased any of our securities during the year ended June 30, 2026.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The NASDAQ rules allow for a foreign private issuer, such as our Company, to follow our home country practices in lieu of certain of the NASDAQ’s corporate governance standards. We rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions being sought are described below:

●	We rely on an exemption from the independence requirements for a majority of our board of directors as prescribed by NASDAQ Listing Rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During fiscal 2026, we had a majority of directors who were “independent” as defined in the ASX Corporate Governance Principles and Recommendations, which definition differs from NASDAQ’s definition.

●	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions.

●	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under NASDAQ Listing Rules. In compliance with Australian law, our Constitution provides that three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. NASDAQ Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33% (1/3) of the outstanding shares of an issuer’s voting ordinary shares.

●	We rely on an exemption from the requirement prescribed by NASDAQ Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from NASDAQ requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan.

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

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Immuron Limited and subsidiaries (the “Company”) as of June 30, 2026 and 2025, related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2026 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Critical audit matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Inventories

As described further in notes 1(k) and 9(a) to the consolidated financial statements, at 30 June 2026, the Group held inventories of $2,273,848, which comprises finished goods, work in progress and raw materials.

During the period, the Group implemented a new inventory management system to record inventory movements, accumulate costs and support the valuation of inventory. In addition, during the period the Group held inventory at new warehouse locations and new third-party locations.

The principal considerations for our determination that inventories are a CAM are due to the significance of inventory to the Group's financial position and the additional audit effort required to understand and assess the new inventory management system, the processes at the new warehouse and the arrangements with third parties holding inventory. Additionally, auditing the Company’s inventory was impacted by a material weakness in internal controls over the accounting for inventories as disclosed in management’s report on internal control over financial reporting.

Our audit procedures related to inventories included the following; among others:

Obtaining an understanding of the new inventory management system, including how inventory movements are recorded, how costs are accumulated, and how the system integrates with the general ledger and, with the assistance of our IT audit specialists, assessing the design and implementation of relevant controls;

●	For a sample of locations at which inventory is held, including the new warehouse locations, observing and assessing the Group's stocktake processes and reperforming the count of a sample of items;
●	For a selection of inventory held by third parties, including those newly engaged, confirming the quantities held at 30 June 2026;

●	Assessing the Group’s costing methodology performed within the new inventory management system and, for a sample of items, testing the cost of inventory determined on a weighted-average basis to supporting documentation and recalculating for mathematical accuracy; and

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2018.

Melbourne, Victoria

24 September 2026

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June

	Notes	2026 A$	2025 A$	2024 A$
Revenue from contracts with customers	3	7,713,601	7,287,002	4,902,865
Cost of Goods Sold		(2,738,529)	(2,521,903)	(1,566,068)
Gross Profit		4,975,072	4,765,099	3,336,797

Grant Income	3	1,169,869	1,411,505	3,408,199
Fair value losses to financial assets	3	—	—	(557,676)
Net foreign exchange gains/(losses)	3	(285,115)	12,183	(27,603)

Expenses
General and administrative expenses	4	(4,305,555)	(4,483,623)	(4,555,726)
Research and development expenses	4	(1,933,440)	(3,597,296)	(5,375,461)
Selling and marketing expenses	4	(3,471,556)	(3,452,416)	(2,029,648)
Operating loss		(3,850,725)	(5,344,548)	(5,801,118)

Finance income		185,438	135,866	327,756
Finance expenses		(14,712)	(7,305)	(7,576)
Finance costs - net		170,726	128,561	320,180

Share of loss from associates	10(b)	—	—	(1,456,019)

Loss Before Income Tax		(3,679,999)	(5,215,987)	(6,936,957)
Income tax expense	5	—	—	—
Loss for the Period		(3,679,999)	(5,215,987)	(6,936,957)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	14	16,311	(1,358)	2,266
Total Comprehensive Loss for the Period		(3,663,688)	(5,217,345)	(6,934,691)

Basic/Diluted Loss per Share (in cents per share)	7	(1.24)	(2.26)	(3.04)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position
As of 30 June

		2026	2025
	Notes	A$	A$
ASSETS
Current Assets
Cash and cash equivalents	8(a)	9,017,814	2,830,526
Trade and other receivables	8(b)	1,409,118	1,925,593
Inventories	9(a)	2,273,848	1,772,363
Other current assets	8(d)	258,197	3,486,744
Total Current Assets		12,958,977	10,015,226

Non-Current Assets
Property, plant and equipment		9,325	10,074
Right-of-use assets		183,396	103,876
Inventories	9(a)	-	666
Total Non-Current Assets		192,721	114,616
TOTAL ASSETS		13,151,698	10,129,842

LIABILITIES
Current Liabilities
Trade and other payables	8(e)	1,345,485	1,529,435
Employee benefit obligations	9(b)	409,433	391,503
Other current liabilities		30,606	45,272
Total Current Liabilities		1,785,524	1,966,210

Non-Current Liabilities
Employee benefit obligations	9(b)	42,210	22,722
Other non-current liabilities		158,937	71,855
Total Non-Current Liabilities		201,147	94,577
TOTAL LIABILITIES		1,986,671	2,060,787
NET ASSETS		11,165,027	8,069,055

EQUITY
Issued capital	13	95,655,688	88,872,756
Reserves	14	479,493	1,639,504
Accumulated losses		(84,970,154)	(82,443,205)
TOTAL EQUITY		11,165,027	8,069,055

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 30 June

		Issued Capital	Reserves	Accumulated Losses	Total
	Notes	A$	A$	A$	A$
Balance as at 1 July 2023		88,436,263	3,235,969	(72,055,396)	19,616,836
Loss after income tax expense for the year		—	—	(6,936,957)	(6,936,957)
Other comprehensive income for the period		—	2,266	—	2,266
Total comprehensive loss for the period		—	2,266	(6,936,957)	(6,934,691)
Transactions with owners in their capacity as owners
Unlisted options issued/expensed	14	—	15,231	—	15,231
Options/warrants issued/expensed (net of adjustments)	14	—	(11,932)	—	(11,932)
Options/warrants exercised	14	67,780	(43,780)	—	24,000
Options/warrants forfeited	14	—	(23,957)	23,957	—
Balance as at 30 June 2024		88,504,043	3,173,797	(78,968,396)	12,709,444
Loss after income tax expense for the year		—	—	(5,215,987)	(5,215,987)
Other comprehensive income for the period		—	(1,358)	—	(1,358)
Total comprehensive loss for the period		—	(1,358)	(5,215,987)	(5,217,345)
Transactions with owners in their capacity as owners
Shares issued, net of costs	13	272,713	—	—	272,713
Options/warrants issued/expensed	14	—	64,755	—	64,755
Options/warrants lapsed/expired	14	—	(1,741,178)	1,741,178	—
Performance rights issued/expensed	14	—	239,488	—	239,488
Performance rights exercised	14	96,000	(96,000)	—	—
Balance as at 30 June 2025		88,872,756	1,639,504	(82,443,205)	8,069,055
Loss after income tax expense for the year		—	—	(3,679,999)	(3,679,999)
Other comprehensive income for the period		—	16,311	—	16,311
Total comprehensive loss for the period		—	16,311	(3,679,999)	(3,663,688)
Transactions with owners in their capacity as owners
Shares issued, net of costs	13	6,655,572	—	—	6,655,572
Options issued/expensed	14	—	80,237	—	80,237
Options/warrants expired	14	—	(1,153,050)	1,153,050	—
Performance rights issued/expensed	14	—	213,023	—	213,023
Performance rights exercised	14	249,137	(249,137)	—	—
Performance rights forfeited		—	(67,395)	—	(67,395)
Shares cancelled pursuant to the buy-back of unmarketable parcel	13	(121,777)	—	—	(121,777)
Balance as at 30 June 2026		95,655,688	479,493	(84,970,154)	11,165,027

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
For the year ended 30 June

Cash Flows Related to Operating Activities	Note	2026 A$	2025 A$	2024 A$

Receipts from customers		8,479,637	7,592,577	4,734,350
Payments to suppliers and employees		(13,189,690)	(14,772,687)	(12,910,753)
Australian R&D tax incentive refund		1,110,514	768,433	395,001
Grants received from government and non-government sources		339,819	274,728	1,901,263
Net Cash Flows Used In Operating Activities	16	(3,259,720)	(6,136,949)	(5,880,139)

Cash Flows Related to Investing Activities
Payments for purchases of plant and equipment		(4,752)	—	(195)
Proceeds from maturity/(payments for) term deposit		3,036,278	(3,036,278)	—
Interest received		209,126	135,866	327,756
Net Cash Flows From/(Used In) Investing Activities		3,240,652	(2,900,412)	327,561

Cash Flows Related to Financing Activities
Proceeds from issues of securities		7,148,698	396,827	24,000
Payments for share buy-back		(121,777)	—	—
Share issue transaction costs		(493,126)	(124,114)	—
Principal elements of lease payments		(43,923)	(65,661)	(15,595)
Interest and other costs of finance paid		(14,712)	(7,305)	(7,576)
Net Cash Flows From Financing Activities		6,475,160	199,747	829

Net Increase/(decrease) in cash and cash equivalents		6,456,092	(8,837,614)	(5,551,749)
Cash and cash equivalents at the beginning of the year		2,830,526	11,657,315	17,159,764
Effects of exchange rate changes on cash and cash equivalents		(268,804)	10,825	49,300
Cash and Cash Equivalents at the End of the Year	8(a)	9,017,814	2,830,526	11,657,315

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Material Accounting Policies

Corporate Information

The consolidated financial report of Immuron Limited (“the Company”) for the year ended June 30, 2026, 2025 and 2024 was authorized for issue in accordance with a resolution of the Directors on September 24, 2026.

Immuron Limited is a listed public company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (“ASX”) and The NASDAQ Capital Market (“NASDAQ”).

The group’s principal activity is oral immunotherapy research and development and product sales focused on bovine-colostrum enriched with antibodies of choice for the treatment and prevention of a range of infectious diseases. Product sales comprise Travelan which is indicated to reduce the risk of contracting travelers’ diarrhea and ProIBS an innovative product that treats the symptoms of medically diagnosed IBS.

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

The group is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Immuron has cash on hand, a Research & Development Tax Incentive Receivable and a cash generating hyperimmune product business. Immuron’s directors are confident that the Company can raise capital if necessary to meet future commitments in the current business cycle. In July 2025, Immuron raised gross proceeds of USD$1,822,322 (A$2,809,177) through an At The Market Facility. On 6 October 2025, Immuron announced it had filed an ATM supplementary prospectus with the United States Securities and Exchange Commission. Immuron strategically extended the ATM funding facility with H.C. Wainwright & Co., LLC to an additional aggregate offering price of approximately US$2,847,954 (A$4,339,521) providing the Company with a cost effective and efficient mechanism to raise additional equity capital, if and when required in response to operational requirements and market opportunities. Immuron subsequently utilised the extended ATM in full in the current half-year period taking advantage of higher than typical trading volumes on NASDAQ and prices in excess of the ASX equivalent at the time. The Company’s ability to progress its research and development programs has strengthened for at least the next 12 months from September 24, 2026. The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern.

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

In June 2024, the AASB issued AASB 18, which replaces AASB 101 Presentation of Financial Statements. AASB 18 introduces new requirements for presentation within the statement of comprehensive income, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of comprehensive income into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to AASB 107 Statement of Cash Flows, which include changing the starting point from determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flow from dividends and interest. In addition, there are consequential amendments to several other standards. AASB 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027.

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

(iii)	R&D grants from MTEC and Henry Jackson Foundation

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

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2026 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

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

The company is of a kind referred to in ASIC Legislative Instrument 2026/183, relating to the ‘rounding off’ of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with the instrument to the nearest dollar.

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

Refer to Note 9(a)i for further information

Presentation of Inventory

During the year ended 30 June 2026, management performed an assessment of its raw materials and utilization within 12 months from reporting date. Management determined $423,366 (2025: $199,227) of raw materials relating to Colostrum on hand held in Immuron’s warehouse will be consumed within 12 months from reporting date. An amount of $nil (2025: $666) of raw materials would be consumed beyond 12 months.

R&D tax incentive

The group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.

Refer to Note 3 for further information.

Note 3. Revenue and other income

		30 June 2026	30 June 2025	30 June 2024
	Notes	A$	A$	A$
Revenue
Revenue from Operating Activities
Revenue from contracts with customers at a point in time		7,713,601	7,287,002	4,902,865
Total Revenue from Operating Activities		7,713,601	7,287,002	4,902,865

Grant Income
Australian R&D tax incentive refund		782,313	1,110,577	764,981
MTEC R&D grant		-	146,252	2,599,458
HJF R&D grant		339,819	124,164	-
EMDG grant		-	-	28,000
Other income		47,737	30,512	15,760
Total Grant Income		1,169,869	1,411,505	3,408,199

Other Gains/(Losses) – Net
Fair value losses to financial assets	8 (c)(ii)	-	-	(557,676)
Net foreign exchange gains/(losses)		(285,115)	12,183	(27,603)

(i)	R&D tax incentive refund

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

(ii)	R&D grants from HJF

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received and the amount can be reliably measured. For the year ended 30 June 2026, the group has recognized $339,819 (2025: $124,164) R&D grant from Henry M Jackson Foundation (HJF). This is to recognize income over the year necessary to match the grants on a systematic basis with the costs that they are intended to compensate.

Note 4. Expenses

	30 June	30 June	30 June
	2026 A$	2025 A$	2024 A$
General and administrative expenses
Accounting and audit	555,689	625,377	576,540
Bad debts	-	-	-
Consulting	75,966	69,068	120,851
Depreciation	42,320	49,688	45,981
Employee benefits	2,210,772	2,120,614	2,353,625
Expected credit losses	(23,498)	19,233	(11,687)
Insurance	325,718	353,647	321,679
Investor relations	174,117	236,587	206,300
Legal	119,080	104,630	195,971
Listing and share registry	283,975	204,905	163,949
Superannuation	204,480	186,331	180,092
Travel and entertainment	116,047	122,260	196,369
Share-based payment expenses - options	51,289	64,755	3,299
Share-based payment expenses - performance rights	37,158	239,488	-
Write down of inventories	33,628	-	-
Other	98,814	87,040	202,757
	4,305,555	4,483,623	4,555,726
Research and development expenses
Consulting	653,733	521,243	277,128
Project research and development	994,622	3,076,053	5,098,333
Research and development HJF	285,085	-	-
	1,933,440	3,597,296	5,375,461
Selling and marketing expenses
Selling	497,048	481,957	379,406
Marketing	2,331,851	2,257,990	1,310,979
Distribution costs	642,657	712,469	339,263
	3,471,556	3,452,416	2,029,648

Note 5. Income Tax Expense

	30 June	30 June
	2026 A$	2025 A$
Unused tax losses for which no deferred tax asset has been recognized	65,442,467	63,441,544
Potential tax benefit @ 25% (2025: 25%)	16,360,617	15,860,386

The above potential tax benefit for tax losses has not been recognized in the statement of financial position as of 30 June 2026 as it is not probable that they will be utilized. These tax losses can only be utilized in the future if the continuity of ownership test is passed, or failing that, the same business test is passed. The taxation benefits of tax losses and temporary difference not brought to account will only be obtained if: (i) the entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realized; (ii) the entity continues to comply with the conditions for deductibility imposed by law; and (iii) no change in tax legislation adversely affects the entity in realizing the benefits from deducting the losses.

The group operates in different tax jurisdictions and continues to meet its statutory requirements in these jurisdictions. The tax losses in each jurisdiction are subject to testing to make sure they meet all relevant statutory tests for them to be offset against future income.

Numerical reconciliation of income tax expense to prima facie tax payable

	30 June 2026 A$	30 June 2025 A$
Loss from continuing operations before income tax expense	(3,679,999)	(5,215,987)
Tax at the Australian tax rate of 25% (2025: 25%)	(920,000)	(1,303,997)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(195,578)	(277,644)
Accounting expenditure subject to R&D tax incentive	449,605	638,263
Share-based payments	22,112	76,061
Net impact of other amounts not deductible (taxable)	143,630	6,875
Subtotal	(500,231)	(860,442)
Tax losses and other timing differences for which no deferred tax asset is recognized	500,231	860,442
Income tax expense	-	-

Note 6. Key Management Personnel Compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

The Directors of Immuron Limited during the financial year ended June 30, 2026 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Mr. Paul Brennan, Independent Non-Executive Chairman

Mr. Daniel Pollock, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Dr. Jeannette Joughin Independent Non-Executive Director

The following persons held office as Key Management Personnel of Immuron Limited during the financial year ended June 30, 2026:

Mr. Steven Lydeamore, Chief Executive Officer

Dr. Jerry Kanellos, Chief Scientific Officer

Mr. Flavio Palumbo, Chief Commercial Officer

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	30 June 2026	30 June 2025	30 June 2024
	A$	A$	A$

Key Management Personnel Compensation
Short-term employee benefits	1,612,315	1,567,997	1,637,409
Post-employment benefits	149,469	154,188	158,080
Long-term benefits	24,115	18,625	10,607
Share-based payment expenses to KMP and their related entities	221,609	290,830	3,300
Total Key Management Personnel Compensation	2,007,508	2,031,640	1,809,396

Note 7. Loss per Share

	30 June 2026	30 June 2025	30 June 2024
	A$	A$	A$

Basic/Diluted loss per share (in cents)	1.24	2.26	3.04

a) Net loss used in the calculation of basic and diluted loss per share	3,679,999	5,215,987	6,936,957

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	297,091,732	230,936,840	227,860,641

The Company is currently in a loss making position and thus the impact of potential issuance of shares is concluded as anti-dilutive which includes the Company’s options and warrants and performance rights. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Note 8. Financial assets and financial liabilities

(a)	Cash and cash equivalents

	30 June 2026	30 June 2025
	A$	A$
Cash at Bank and in hand:
Cash at bank and in hand	9,017,814	2,830,526
Total	9,017,814	2,830,526

(b)	Trade and other receivables

	30 June 2026	30 June 2025
	A$	A$
Current
Trade receivables[1]	638,773	826,857
Loss allowance	(11,968)	(35,466)
Accrued income – Australian R&D tax incentive refund[2]	782,313	1,110,514
Other receivables	-	23,688
Total	1,409,118	1,925,593

[1]	All trade receivables are non-interest bearing.

[2]	Receivables from the Australian Tax Office in relation to R&D tax incentive refund for the year.

(c)	Financial assets

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

Financial assets mandatorily measured at FVPL were $NIL as at 30 June 2026 (30 June 2025: $NIL). The 471,306 shares received on 22 February 2024 also have $NIL value given the impairment of the investment.

(i)	Amounts recognised in profit or loss

During the year, the following losses were recognised in profit or loss:

	30 June 2026	30 June 2025	30 June 2024
	A$	A$	A$
Fair value losses to financial assets	-	-	(557,676)

(d) Other current assets

	30 June 2026	30 June 2025
	A$	A$

Prepayments	258,197	442,800
Term deposits	-	3,036,278
Other current assets	-	7,666
Total	258,197	3,486,744

For the year ended 30 June 2025, the group entered into a 90-day fixed term deposit earning interest at a rate of 4.52% per annum, which matured on 27 July 2025. Term deposits are presented as Other Current Assets as they are not considered highly liquid instruments readily convertible to cash and cash equivalents. The deposit was held to maturity in accordance with the group’s investment policy.

(e) Trade and other payables

	30 June 2026 A$	30 June 2025 A$
Current
Trade payables	885,884	1,006,664
Accrued expenses	435,722	492,853
Other payables	23,879	29,918
Total	1,345,485	1,529,435

Note 9. Non-financial assets and liabilities

(a) Inventories

	30 June 2026			30 June 2025
	Current A$	Non- current A$	Total A$	Current A$	Non- current A$	Total A$
Raw materials and stores (Colostrum)	423,366	-	423,366	199,227	666	199,893
Work in progress	1,297,847	-	1,297,847	433,051	-	433,051
Finished goods (Travelan and ProIBS)	552,635	-	552,635	1,140,050	-	1,140,050
Other inventories	-	-	-	35	-	35
	2,273,848	-	2,273,848	1,772,363	666	1,773,029

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

There were short-dated finished goods as at 30 June 2026, resulting in $6,622 provision for finished goods as at 30 June 2026 (30 June 2025: Nil).

(b) Employee benefit obligations

	2026			2025
	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Leave obligations	256,109	42,210	298,319	226,383	22,722	249,105
Performance bonus	153,324	-	153,324	165,120	-	165,120
	409,433	42,210	451,643	391,503	22,722	414,225

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. Total leave provision of $256,109 (2025: $226,383) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

Note 10. Interests in other entities

(a) Material subsidiaries

The Company’s subsidiaries at 30 June 2026 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

		Percentage of Ownership
	Country of Incorporation	30 June 2026	30 June 2025

Parent Entity:
Immuron Limited	Australia	—	—

Subsidiaries of Immuron Limited:
Immuron Inc.	USA	100%	100%
Anadis ESP Pty Ltd	Australia	100%	100%
Immuron Canada Ltd.	Canada	100%	100%

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

Impairment

During the 2026 fiscal year, Ateria continued to experience significant financial difficulty and generate negative EBITDA. Therefore, the Company’s investment in Ateria continues to be fully impaired to $NIL.

Name of entity	Place of business/ country of incorporation	Ownership interest held by the group
		2026%	2025%
Ateria Health Limited	United Kingdom	23.6	23.6

(i)	Summarised financial information for associates

	30 June 2026	30 June 2025	30 June 2024
The group’s share of loss for the period	-	-	(1,456,019)

Recognised in:	Note	30 June 2026	30 June 2025	30 June 2024
Share of loss for the year - 23.6% (2025: 23.6%)		-	-	(291,711)
Impairment of investment in associate	8(c)(i)	-	-	(1,164,308)
		-	-	(1,456,019)

The group’s share of losses of Ateria for the year ended June 30, 2026 was $16,676. As the carrying amount of the investment has been reduced to $NIL, and the group has no further obligations in respect of the associate, the group has discontinued recognising its share of further losses. The cumulative amount of unrecognised losses as at 30 June 2026 is $56,055.

Note 11. Company Details

The registered office of the Company is:

Level 3, 62 Lygon Street, Carlton, Victoria, Australia 3053.

The principal place of business of the Company is:

Unit 10, 25-37 Chapman Street, Blackburn, Victoria, Australia 3130.

Note 12. Contingent liabilities and Commitments

The group had no contingent liabilities or commitments at 30 June 2026 (2025: Nil).

Note 13. Share capital

	2026 Shares	2025 Shares	2024 Shares	2026 A$	2025 A$	2024 A$
Ordinary shares
Fully paid	322,848,081	233,959,013	227,998,346	95,655,688	88,872,756	88,504,043
	322,848,081	233,959,013	227,998,346	95,655,688	88,872,756	88,504,043

(i)	Movements in ordinary shares:

Details	Number of shares	Total A$
Balance at 30 June 2023	227,798,346	88,436,263
Issue at $0.12 on exercise of unlisted options (2024-03-12)	200,000	67,780
Balance at 30 June 2024	227,998,346	88,504,043
Issue of shares on the exercise of performance rights at $0.0 per share (2024-10-07)	1,147,083	83,000
Issue at US$2.1784 pursuant to At The Market facility (2025-01-08)	2,579,760	226,567
Issue at US$2.0971 pursuant to At The Market facility (2025-01-15)	1,801,680	152,300
Issue of shares on the exercise of performance rights at $0.0 per share (2025-04-10)	179,664	13,000
Issue at US$1.8435 pursuant to At The Market facility (2025-05-29)	135,800	9,744
Issue at US$1.8286 pursuant to At The Market facility (2025-06-03)	116,680	8,216
Less: Transaction costs arising on share issues	-	(124,114)
Balance at 30 June 2025	233,959,013	88,872,756
Issue at US$1.8939 pursuant to At the Market facility (2025-07-17)	877,440	63,351
Issue at US$1.8782 pursuant to At the Market facility (2025-07-18)	473,880	34,072
Issue at US$2.1374 pursuant to At the Market facility (2025-07-21)	32,909,640	2,711,754
Issue at US$2.3008 pursuant to At the Market facility (2025-10-20)	1,133,840	100,458
Issue at US$1.9631 pursuant to At the Market facility (2025-11-07)	8,495,080	642,228
Issue at US$2.0809 pursuant to At the Market facility (2025-12-05)	45,472,000	3,596,835
Issue of shares on the exercise of performance rights at $0.0 per share (2025-12-11)	1,874,964	141,890
Issue of shares on the exercise of performance rights at $0.0 per share (2025-12-15)	1,142,909	83,251
Issue of shares on the exercise of performance rights at $0.0 per share (2025-12-16)	314,843	23,996
Shares cancelled pursuant to the buy-back of unmarketable parcels (2026-06-29)	(3,805,528)	(121,777)
Less: Transaction costs arising on share issues	-	(493,126)
Balance at 30 June 2026	322,848,081	95,655,688

(ii)	Ordinary shares

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

During the year ended June 30, 2026, the Company completed an unmarketable parcel share buy-back for eligible shareholders whose holdings were valued at less than A$500. The Company repurchased and cancelled 3,805,528 ordinary shares at A$0.032 per share for total consideration of A$121,777.

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

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2023		3,123,759	112,210	3,235,969
Currency translation differences		-	2,266	2,266
Other comprehensive income		-	2,266	2,266
Transactions with owners in their capacity as owners
Options and warrants exercised	14(ii)	(43,780)	-	(43,780)
Options issued in the period (net of adjustments)	14(ii)	(11,932)	-	(11,932)
Lapse of unexercised options	14(ii)	(23,957)	-	(23,957)
Unlisted options issued/expensed	14(ii)	15,231	-	15,231
At 30 June 2024		3,059,321	114,476	3,173,797

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2024		3,059,321	114,476	3,173,797
Currency translation differences		-	(1,358)	(1,358)
Other comprehensive income		-	(1,358)	(1,358)
Transactions with owners in their capacity as owners
Options and warrants issued/expensed (net of adjustments)	14(ii)	64,755	-	64,755
Options and warrants lapsed/expired	14(ii)	(1,741,178)	-	(1,741,178)
Performance rights issued/expensed		239,488	-	239,488
Performance rights exercised		(96,000)	-	(96,000)
At 30 June 2025		1,526,386	113,118	1,639,504

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2025		1,526,386	113,118	1,639,504
Currency translation differences		-	16,311	16,311
Other comprehensive income		-	16,311	16,311
Transactions with owners in their capacity as owners
Options issued/expensed	14(ii)	80,237	-	80,237
Options and warrants expired	14(ii)	(1,153,050)	-	(1,153,050)
Performance rights issued/expensed	14(ii)	213,023	-	213,023
Performance rights exercised	14(ii)	(249,137)	-	(249,137)
Performance rights forfeited		(67,395)	-	(67,395)
At 30 June 2026		350,064	129,429	479,493

(i)	Nature and purpose of other reserves

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

(ii)	Movements in options/warrants and performance rights:

Details	Notes	Number of Performance Rights and Options	Total A$
Balance at 30 June 2023		12,879,720	3,123,759
Exercise of unlisted options at $0.12 (2024-03-12)		(200,000)	(43,780)
Performance rights issued[1]		1,688,839	-
Lapse of unexercised options		(173,600)	(23,957)
Unlisted Options Issued/Expensed		-	15,231
Options issued in the period (net of adjustments)[2]		1,000,000	(11,932)
Balance at 30 June 2024		15,194,959	3,059,321
Options issued in the year (net of adjustments)[3]		3,000,000	55,584
Lapse of unexercised options		(8,016,120)	(1,741,178)
Share-based payments expense for options previously issued		-	9,171
Exercise of performance rights[4]		(1,326,747)	(96,000)
Performance rights issued in the year[5]		5,386,810	239,488
Lapse of performance rights issued in the year		(285,741)	-
Balance at 30 June 2025		13,953,161	1,526,386
Warrants expired in the year		(2,560,000)	(1,032,960)
Options expired in the year		(1,930,000)	(120,090)
Options issued in the year[6]		4,000,000	48,995
Share-based payments expense for options previously issued		-	31,242
Performance rights issued in the year		2,147,154	137,418
Exercise of performance rights		(3,332,716)	(249,137)
Performance rights forfeited		(510,108)	(67,395)
Share-based payments expense for performance rights previously issued		-	75,605
Balance at 30 June 2026		11,767,491	350,064

1.	During the fiscal year 2023, performance rights with a total value of $122,201 were granted to key management personnel and staff as part of their performance bonus. 1,688,839 performance rights were subsequently issued after the reporting period, on 12 July 2023. In which, 1,147,083 and 179,664 performance rights were issued to Mr. Steven Lydeamore and Dr. Jerry Kanellos as part of their fiscal year 2023 performance bonus of $83,000 and $13,000, respectively. These performance rights have Nil exercise price, exercisable on issue and expiring on 12 July 2027.

2.	1,000,000 options were granted to Mr. Paul Brennan upon his appointment March 16, 2022, but were subject to shareholder approval that was not obtained until 2023. The options have been expensed over the vesting period from when the service period commenced and Immuron have revised the estimate of the fair value at the grant date. Of the $(11,932) adjustment, $(12,896) relates to the difference between the estimated fair value and the grant date fair value of these options. The fair value at the shareholder approval date was determined using the Black-Scholes option pricing model and takes into account the exercise price, the term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, risk-free interest rate for the term of the security and certain probability assumptions. The offsetting of $965 relates to options issued for Dr. Jeannette Joughin.

[3]

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

4.	1,147,083 ordinary shares were issued to Mr. Steven Lydeamore during the year ended 30 June 2025 on the exercise of performance rights granted.

5.	2,736,515, 1,088,535 and 985,883 performance rights were granted under OIP to Mr. Steven Lydeamore on 20 September 2024, Dr. Jerry Kanellos on 21 September 2024 and Mr. Flavio Palumbo on 25 September 2024, respectively.

6.	Options were approved at the Annual General Meeting, held on 11 November 2025 for Jeannette Joughin, Daniel Pollock, Ravi Savarirayan, and Paul Brennan of 1,000,000 each. The option exercise price is $0.110 and they have an expiry date of 3 October 2029.

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

Financial breakdown

The segment information for the reportable segments for the year ended June 30, 2026 is as follows:

	Research and development	Hyper-immune products	Corporate	Total
2026	A$	A$	A$	A$
Hyper-immune products revenue	-	7,713,601	-	7,713,601
Cost of sales of goods	-	(2,738,529)	-	(2,738,529)
Gross profit	-	4,975,072	-	4,975,072
Other income	1,122,132	47,737	-	1,169,869
Net foreign exchange gains/(losses)	-	-	(285,115)	(285,115)
Movement in inventory provision	-	-	-	-
General and administrative expenses	-	-	(4,305,555)	(4,305,555)
Research and development expenses	(1,933,440)	-	-	(1,933,440)
Selling and marketing expenses	-	(3,471,556)	-	(3,471,556)
Operating profit/(loss)	(811,308)	1,551,253	(4,590,670)	(3,850,725)
Finance income	-	-	185,438	185,438
Finance costs	-	-	(14,712)	(14,712)
Share of loss from associates	-	-	-	-
Profit/(loss) for the year	(811,308)	1,551,253	(4,419,944)	(3,679,999)
Assets
Segment assets	782,313	2,900,653	9,468,732	13,151,698
Total assets	782,313	2,900,653	9,468,732	13,151,698
Liabilities
Segment liabilities	179,995	744,280	1,062,396	1,986,671
Total liabilities	179,995	744,280	1,062,396	1,986,671

The segment information for the reportable segments for the year ended June 30, 2025 is as follows:

	Research and development	Hyper-immune products	Corporate	Total
2025	A$	A$	A$	A$
Hyper-immune products revenue	-	7,287,002	-	7,287,002
Cost of sales of goods	-	(2,521,903)	-	(2,521,903)
Gross profit	-	4,765,099	-	4,765,099
Other income	1,380,993	30,512	-	1,411,505
Net foreign exchange gains/(losses)	-	-	12,183	12,183
General and administrative expenses	(562,960)	-	(3,920,663)	(4,483,623)
Research and development expenses	(3,597,296)	-	-	(3,597,296)
Selling and marketing expenses	-	(3,452,416)	-	(3,452,416)
Operating profit/(loss)	(2,779,263)	1,343,195	(3,908,480)	(5,344,548)
Finance income	-	-	135,866	135,866
Finance costs	-	-	(7,305)	(7,305)
Profit/(loss) for the year	(2,779,263)	1,343,195	(3,779,919)	(5,215,987)

Assets
Segment assets	1,110,514	1,737,563	7,281,765	10,129,842
Total assets	1,110,514	1,737,563	7,281,765	10,129,842

Liabilities
Segment liabilities	230,875	617,461	1,212,451	2,060,787
Total liabilities	230,875	617,461	1,212,451	2,060,787

The segment information for the reportable segments for the year ended June 30, 2024 is as follows:

	Research and development	Hyper-immune products	Corporate	Total
2024	A$	A$	A$	A$
Hyper-immune products revenue	-	4,902,865	-	4,902,865
Cost of sales of goods	-	(1,566,068)	-	(1,566,068)
Gross profit	-	3,336,797	-	3,336,797
Other income	3,364,439	43,760	-	3,408,199
Fair value losses to financial assets	-	-	(557,676)	(557,676)
Net foreign exchange gains/(losses)	-	-	(27,603)	(27,603)
General and administrative expenses	(460,251)	(3,565)	(4,091,910)	(4,555,726)
Research and development expenses	(5,375,461)	-	-	(5,375,461)
Selling and marketing expenses	-	(2,029,648)	-	(2,029,648)
Operating profit/(loss)	(2,471,273)	1,347,344	(4,677,189)	(5,801,118)
Finance income	-	-	327,756	327,756
Finance costs	-	-	(7,576)	(7,576)
Share of loss from associates	-	-	(1,456,019)	(1,456,019)
Profit/(loss) for the year	(2,471,273)	1,347,344	(5,813,028)	(6,936,957)
Assets
Segment assets	768,370	2,845,096	11,936,503	15,549,969
Total assets	768,370	2,845,096	11,936,503	15,549,969
Liabilities
Segment liabilities	604,018	206,524	2,029,983	2,840,525
Total liabilities	604,018	206,524	2,029,983	2,840,525

Information on geographical regions:

The group derives revenue from the transfer of hyper-immune products at a point in time in the following major product lines and geographical regions:

	Travelan			ProIBS	Protectyn
	Australia	United States	Canada	Australia	Australia	Total
2026	A$	A$	A$	A$	A$	A$
Hyper-immune products revenue	5,672,502	1,768,411	165,668	85,221	21,799	7,713,601
Revenue from external customers	5,672,502	1,768,411	165,668	85,221	21,799	7,713,601

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2025	A$	A$	A$	A$	A$
Hyper-immune products revenue	5,201,385	1,658,336	378,706	48,575	7,287,002
Revenue from external customers	5,201,385	1,658,336	378,706	48,575	7,287,002

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2024	A$	A$	A$	A$	A$
Hyper-immune products revenue	3,702,876	1,075,614	80,888	43,487	4,902,865
Revenue from external customers	3,702,876	1,075,614	80,888	43,487	4,902,865

Information on major customers:

During the years ended June 30, 2026, 2025 and 2024, the Company had the following major customers in the hyper-immune product segment with revenues amounting to 10 percent or more of total group revenues:

	2026 A$	2025 A$	2024 A$
Customer A	4,199,953	3,272,556	2,308,425
Customer B	1,239,030	1,558,156	957,076
Customer C	1,045,802	958,031	842,173
Customer D	977,392	860,086	552,509
	7,462,177	6,648,829	4,660,183

Note 16. Cash Flow Information

(a) Reconciliation of cash flow from operations with loss after income tax

	30 June 2026 A$	30 June 2025 A$	30 June 2024 A$

Net Loss for the Year	(3,679,999)	(5,215,987)	(6,936,957)

Adjustments for
Depreciation expense	42,320	49,688	45,981
Expected credit losses	(23,498)	19,233	(11,687)
Finance costs	14,712	7,305	7,576
Finance income	(185,438)	(135,866)	(327,756)
Share of loss from associates	-	-	1,456,019
Leave provision expense	49,214	(25,452)	44,863
Share-based payment expenses	88,447	304,243	3,299
Unrealized net foreign currency gains	285,115	(12,183)	(76,771)
Change in operating assets and liabilities:
Add decrease / (increase) in trade and other receivables	516,285	(557,253)	(958,466)
Add decrease / (increase) in inventories	(534,447)	480,864	(194,279)
Add (increase) / decrease in other operating assets	192,269	(353,625)	71,353
Add decrease in financial assets	-	-	557,676
Add (decrease) / increase in trade and other payables	(24,700)	(606,417)	890,102
Add (decrease) / increase in other operating liabilities	-	(91,499)	(451,092)
Net Cash Flows Used In Operating Activities	(3,259,720)	(6,136,949)	(5,880,139)

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

Set out below are summaries of all listed and unlisted options, including those issued under OIP:

	2026		2025		2024
	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options

As at 1 July	0.38	8,490,000	0.28	13,506,120	0.27	12,879,720
Granted during the year	0.11	4,000,000	0.14	3,000,000	0.25	1,000,000
Exercised during the year	-	-	-	-	0.12	(200,000)
Forfeited/lapsed during the year	0.54	(4,490,000)	0.12	(8,016,120)	0.18	(173,600)
As at 30 June	0.14	8,000,000	0.38	8,490,000	0.28	13,506,120
Vested and exercisable at 30 June	0.15	5,267,534	0.43	7,153,384	0.28	13,326,632

Share options outstanding at the end of the year have the following expiry date and exercise prices:

		Exercise price		Share options	Share options	Share options
Grant date	Expiry date	(A$ unless stated otherwise)		30 June 2026	30 June 2025	30 June 2024

2019-05-23 (warrants)	2024-05-23	USD	0.125	-	-	-
2019-07-16 (warrants)	2024-07-16	USD	0.125	-	-	116,120
2020-10-29	2024-04-14		0.120	-	-	7,900,000
2020-07-24 (warrants)	2025-07-21	USD	0.5859	-	2,560,000	2,560,000
2021-10-26	2025-10-26		0.250	-	500,000	500,000
2022-06-27	2026-06-27		0.120	-	1,430,000	1,430,000
2023-11-21	2027-11-21		0.250	1,000,000	1,000,000	1,000,000
2024-11-18	2028-06-19		0.130	1,000,000	1,000,000	-
2024-11-18	2028-08-20		0.145	2,000,000	2,000,000	-
2025-11-11	2029-10-03		0.110	4,000,000	-	-

Total				8,000,000	8,490,000	13,506,120

Weighted average remaining contractual life of options outstanding at end of period				2.59	1.58	0.71

(i)	Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options granted under OIP and issued during the year ended June 30, 2026 included:

					Share price				Fair value at grant
		Exercise			at grant			Risk- free	date per
		price	No. of		date	Expected	Dividend	interest	option
Grant date	Expiry date	(A$)	options		(A$)	volatility	yield	rate	(A$)

2025-11-11	2029-10-03	0.110	4,000,000		0.060	77.46%	0.00%	3.69%	0.0271
			4,000,000	*

*	Options were approved at the Annual General Meeting, held on 11 November 2025 for Jeannette Joughin, Daniel Pollock, Ravi Savarirayan, and Paul Brennan of 1,000,000 each. The option exercise price is $0.110 and they have an expiry date of 3 October 2029.

The model inputs for options granted under OIP and issued during the year ended June 30, 2025 included:

					Share price				Fair value at grant
		Exercise			at grant			Risk- free	date per
		price	No. of		date	Expected	Dividend	interest	option
Grant date	Expiry date	(A$)	options		(A$)	volatility	yield	rate	(A$)

2024-11-18	2028-06-19	0.130	1,000,000		0.079	75.72%	0.00%	4.15%	0.0350
2024-11-18	2028-08-20	0.145	2,000,000		0.079	74.51%	0.00%	4.15%	0.0334
			3,000,000	*

*	1,000,000 options each granted to Dr. Jeannette Joughin on 19 June 2024, Mr. Daniel Pollock and Prof. Ravi Savarirayan on 20 August 2024 were approved by shareholders at the 2024 annual general meeting held on 18 November 2024.

The model inputs for options granted under OIP and issued during the year ended June 30, 2024 included:

					Share price				Fair value at grant
		Exercise			at grant			Risk- free	date per
		price	No. of		date	Expected	Dividend	interest	option
Grant date	Expiry date	(A$)	options		(A$)	volatility	yield	rate	(A$)

2023-11-21	2027-11-21	0.250	1,000,000		0.080	119.21%	0.00%	4.09%	0.0511
			1,000,000	*

*	1,000,000 options granted to Mr. Paul Brennan on 16 March 2022 were approved by shareholders at the 2023 annual general meeting held on 21 November 2023.

The expected life of the options is deemed to be the same as its contractual life. It is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

During the year ended 30 June 2026, 2,147,154 performance rights were issued to key management personnel in settlement of their FY25 short-term incentive (STI) entitlements, following each participant’s election to receive performance rights in lieu of a cash bonus.

The number of performance rights issued to each participant was determined by dividing the participant’s approved FY25 STI bonus by A$0.064, being the June 2025 volume weighted average price of the Company’s ordinary shares. The A$0.064 conversion rate determines the number of rights issued and is not the grant date fair value of those rights.

The performance rights have a nil exercise price and were vested and exercisable on issue. No option pricing model has been applied as the rights carry no exercise price and are not subject to market-based vesting conditions. The amount recognised in the share-based payments reserve in respect of these rights was A$137,418.

The model inputs for the performance rights granted under OIP and issued during the year ended June 30, 2025 included:

	Exercise price	No. of	Share price at grant date	Expected	Dividend	Risk - free interest	Fair value at grant date per right
Grant date	(A$)	right	(A$)	Volatility**	yield	rate	(A$)

2024-09-20	-	3,026,651	0.0960	105-115%	0.00%	3.56%	0.0960
2024-09-21	-	1,088,535	0.0960	105-115%	0.00%	3.56%	0.0960
2024-09-25	-	985,883	0.1050	105-115%	0.00%	3.56%	0.1050
		5,101,069

*	Expiry date is four years after the vesting conditions are met
**	There are multiple tranches of performance rights with different expected vesting dates resulting in a range of expected volatility used in the calculation of fair value.

b)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period were as follows:

	2026 A$	2025 A$	2024 A$
Options issued under OIP	51,289	64,755	3,299
Performance rights issued under OIP[1]	37,158	239,488	-
	88,447	304,243	3,299

[1]	Performance rights which can be settled in shares, were granted to key management personnel and employees during the years ended June 30, 2026 and 2025. The expense for the year ended 30 June 2026 was $37,158. The performance rights are based on non-market weighted key performance indicators (KPIs) and have been expensed over the service period, based on an estimate of KPIs that are expected to be achieved. The performance rights are expected to vest between one and five years.

Note 18. Related Party Transactions

(a)	Subsidiaries and associates

Interests in subsidiaries and associates are set out in note 10(a) and 10(b), respectively.

(b)	Transactions with other related parties

The following transactions occurred with related parties:

	2026 A$	2025 A$	2024 A$
Amounts settled in cash or shares for goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	N/A	N/A	102,293
Other (ii)	17,247	17,571	17,325

(i)	Purchases from entities controlled by key management personnel

During the year ended 30 June 2026, Immuron Limited terminated the engagement with Grandlodge Capital Pty Ltd for provision of warehousing, distribution and invoicing services for Immuron’s products, and Wattle Laboratories Pty Ltd for provision of rental office suites, both of which were previously related parties due to the directorship of Mr. Stephen Anastasiou. Mr. Anastasiou resigned as a director effective 3 May 2024, and from that date, these entities ceased to be related parties. Accordingly, transactions with these entities are disclosed as related party transactions up to the date of cessation of the related party relationship.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2026 A$	2025 A$	2024 A$
Amounts settled in cash or shares during the period
Rental of an office suite from Wattle Laboratories Pty Ltd	N/A	N/A	47,293
Services rendered by Grandlodge Capital Pty Ltd	N/A	N/A	55,000
	N/A	N/A	102,293

ii)	Other

During the fiscal year 2026, the group engaged a related party to Chief Scientific Officer as a casual staff for monitoring of owned and external online channels for product related questions and pharmacovigilance, which amounted to $17,247 (2025: $17,571) including superannuation.

(c)	Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2026 A$	2025 A$	2024 A$
Current payables (purchases of goods and services)
Entities controlled by key management personnel	N/A	N/A	55,000

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

Exposure

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2026			2025
	USD A$	CAD A$	HKD A$	USD A$	CAD A$	HKD A$
Cash and cash equivalents	486,627	42,919	-	1,078,285	15,680	-
Trade receivables	87,954	16,337	-	77,660	60,631	-
Trade payables	197,462	12,750	-	93,240	36,101	24,692
Total exposure	772,043	72,006	-	1,249,185	112,412	24,692

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

The group has conducted a sensitivity analysis of its exposure to foreign currency risk. The group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 3.6% (2025: 4.6%)

	Impact on loss for the period		Impact on other components of equity
	2026 A$	2025 A$	2026 A$	2025 A$
USD/AUD exchange rate – change by 3.6% (2025: 4.6%)	27,794	57,463	4,652	5,178

*	Holding all other variables constant

Loss is less sensitive to movements in the AUD/USD exchange rates in 2026 than 2025 because of the decreased amount of USD denominated cash and cash equivalents and the decreased variability of the AUD/USD exchange rate. Equity is less sensitive to movements in the AUD/USD exchange rates in 2026 than 2025 because of the decreased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group’s exposure to other foreign exchange movements is not material.

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

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2026 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

On that basis, the loss allowance as at June 30, 2026 was determined as follows for trade receivables:

	Days past due
30 June 2026	Current A$	1-30 A$	31-60 A$	61-90 A$	91-120 A$	121+ A$	Total A$
Expected credit loss rate[1]	1.40%	1.40%	2.68%	0%	0%	32.38%
Gross carrying amount[1]	564,509	63,418	1,141	-	-	9,705	638,773
Loss allowance	7,905	889	31	-	-	3,143	11,968

1.	Trade receivables balance of $638,773 represents 8.28% of $7,713,601 revenue from contracts with customers of the current fiscal year. Based on the expected credit losses assessment and review of individual accounts, $11,968 was provided for. Subsequent to 30 June 2026, above 98% of the trade receivables balance has since been received in cash.

On that basis, the loss allowance as at June 30, 2025 was determined as follows for trade receivables:

	Days past due
30 June 2025	Current A$	1-30 A$	31-60 A$	61-90 A$	91-120 A$	121+ A$	Total A$
Expected credit loss rate[1]	1.80%	4.17%	9.09%	19.34%	24.55%	33.15%
Gross carrying amount[1]	599,670	157,576	26,162	(9,559)	-	53,009	826,857
Loss allowance	10,789	6,575	2,379	(1,849)	-	17,572	35,466

1.	Trade receivables balance of $826,857 represents 11.35% of $7,287,002 revenue from contracts with customers of the current fiscal year. Based on the expected credit losses assessment and review of individual accounts, $35,466 was provided for. Subsequent to 30 June 2025, above 87% of the trade receivables balance has since been received in cash.

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

Contractual maturities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
of financial liabilities	A$	A$	A$	A$	A$	A$	A$
At 30 June 2026
Trade and other payables	1,345,485	-	-	-	-	1,345,485	1,345,485
Lease liabilities	14,984	15,622	33,268	125,669	-	189,543	189,543
Total	1,360,469	15,622	33,268	125,669	-	1,535,028	1,535,028
At 30 June 2025
Trade and other payables	1,529,435	-	-	-	-	1,529,435	1,529,435
Lease liabilities	24,725	24,725	49,449	24,725	-	123,624	123,624
Total	1,554,160	24,725	49,449	24,725	-	1,653,059	1,653,059

Note 20. Events occurring after the Reporting Date

On 4 September 2026, Immuron Limited announced that it has executed an exclusive distribution agreement for ProIBS® in the United States with Calmino group AB. Immuron launched ProIBS® in Australia during FY26.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Note 21. Parent entity financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2026 A$	2025 A$
Balance sheet
Current assets	12,966,932	8,999,353
Non-current assets	634,318	1,437,917
Total assets	13,601,250	10,437,270

Current liabilities	1,764,010	1,964,914
Non-current liabilities	222,185	94,577
Total liabilities	1,986,195	2,059,491

Shareholders’ equity
Share capital	95,655,688	88,872,756
Reserves	350,063	1,526,386
Accumulated losses	(84,390,696)	(82,021,363)
	11,615,055	8,377,779
Loss for the year	3,521,009	5,132,279
Total comprehensive loss	3,521,009	5,132,279

(b)	Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2026 (2025: Nil).

(c)	Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 30 June 2026 or 30 June 2025.

(d)	Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2026 (2025: Nil).

(e)	Determining the parent entity financial information

The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i)	Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Immuron Limited.

(ii)	Intercompany loan

Total comprehensive loss of the parent entity includes the fully impaired intercompany loan.

Note 22. Auditors’ Remuneration

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

(i)	Audit services

	Year Ended June 30,
	2026 A$	2025 A$
Audit and review of financial statements [1]	322,112	326,710
	322,112	326,710

1	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(ii)	All other fees

	Year Ended June 30,
	2026 A$	2025 A$
EMDG grant consulting services	-	10,380
	-	10,380

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

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and Notes set out on pages F-1 to F-40 are in accordance with the Corporations Act 2001, including:

(i)	Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2026 and of its performance for the fiscal year ended on that date, and

(b)	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(c)	The consolidated entity disclosure statement is true and correct at June 30, 2026.

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

/s/ Paul Brennan
Chairman

Melbourne, September 24, 2026

ITEM 19. EXHIBITS

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date
1.1	Constitution of Registrant.	F-1	3.1	12/21/2016
1.2	Amended Constitution of Registrant.	6-K	99.1	11/22/2023
2.1	Form of Amended and Revised Deposit Agreement between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares	F-1/A	4.1	5/8/2017
2(d)	Description of Securities	20-F	2(d)	9/28/2023
4.1	Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 28, 2013	F-1/A	10.1	2/9/2017
4.2	Variation of Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 21, 2016 (1)	F-1/A	10.2	2/9/2017
4.3	Executive Service Agreement by and between Immuron Limited and Dr. Jerry Kanellos dated July 23, 2015	F-1/A	10.10	2/9/2017
4.4	Commercial Lease Agreement with Wattle Laboratories Pty Ltd.	20-F	4.5	9/9/2022
4.5	Form of Compensation Warrant to be issued by Immuron Limited on July 23, 2020 6-K 10.4 7/23/2020	6-K	10.4	7/23/2020
4.6	Executive Service Agreement by and between Immuron Limited and Mr. Steven Lydeamore dated May 5, 2022	20-F	4.13	9/28/2023
4.7	Executive Service Agreement by and between Immuron Limited and Mr. Flavio Palumbo dated in October 2023	20-F	4.7	9/25/2025
4.8	At-the-market offering agreement, by and between Immuron Limited and H.C. Wainwright & Co., LLC dated July 2, 2024	6-K	1.1	7/2/2024
4.9	Manufacture and supply agreement by and between Immuron Limited and Mayne Pharma International Pty Ltd dated April 1, 2025 (2)	20-F	4.9	9/25/2025
4.10*	Consulting agreement between Immuron Limited and Pullan Consulting
4.11*	Distribution Agreement between Immuron Limited and Calmino Group AB
4.12*	Option Agreement for Exclusive Sales of PROIBS
8.1	List of Subsidiaries of the Registrant. 20-F 8.1 10/28/2019	20-F	8.1	10/28/2019
11.1*	Immuron Limited Corporate Governance Charters and Policies 2022
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1*	Consent of Grant Thornton Audit Pty Ltd
23.2*	Auditor’s Independence Declaration
23.3*	Independent Auditor’s Report
97.1	Clawback Policy	20-F	97.1	10/01/2024
101. INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Confidential treatment has been sought for certain portions of this document

(2)	Portions of this exhibit have been omitted on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Immuron Limited

	By:	/s/ Steven Lydeamore
Steven Lydeamore
Chief Executive Officer

Dated: September 24, 2026